Form 20-F
Paysafe Ltd
filed 2021-04-01
CIK 1833835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 30, 2021

Commission File Number: 001-40302

PAYSAFE LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Bermuda
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Paysafe Limited

Victoria Place

31 Victoria Street

Hamilton H10, Bermuda

(Address of Principal Executive Offices)

Elliott Wiseman

25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ

+44 (0) 207 608 8460

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	PSFE	New York Stock Exchange
Warrants	PSFE.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 723,712,382 common shares and 53,901,025 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

PAYSAFE LIMITED

EXPLANATORY NOTE

On December 7, 2020, Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe Limited”), Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Accounting Predecessor”), and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”), entered into the Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, (i) Merger Sub would merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of Paysafe Limited (“Merger”) and each outstanding publicly traded share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) would convert into the right to receive one common share, par value $0.001 per share, of Paysafe Limited (“Company Common Shares”), (ii) PGHL would transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash and (iii) each of FTAC’s publicly traded warrants that are outstanding immediately prior to the effective time of the Merger would, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per warrant on the same terms. The Business Combination was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols “PSFE” and “PSFE.WS,” respectively.

FINANCIAL STATEMENT PRESENTATION

Paysafe Limited

Paysafe Limited was incorporated by PGHL under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Business Combination described herein. Prior to the Business Combination, Paysafe Limited had no material assets and did not operate any businesses. The Business Combination resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the combination with the public shell company, FTAC, with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The Business Combination was accounted for as a capital reorganization followed by the combination with FTAC, which was treated as a recapitalization. Following the Business Combination, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited.

The Accounting Predecessor

As a result of the transaction being accounted for as a capital reorganization, Pi Jersey Holdco 1.5 Limited was deemed to be the Accounting Predecessor of Paysafe Limited. The Accounting Predecessor has a direct voting interest or a variable interest in the Group’s activities and operations that result in revenues, expenses, assets and liabilities. The financial statements for the Accounting Predecessor are included in this Report for the three years ended December 31, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Item 3.D. Risk Factors” of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INDUSTRY AND MARKET DATA

In this Report, we present industry data, forecasts, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information that we have derived from third parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources (including Mastercard’s investor presentation, eMarketer Inc.’s global eCommerce report dated June 2020 (referred to herein as “eMarketer”), the Strawhecker Group, Nilson, FIS, Newzoo, Eilers & Krejcik, H2 Gambling Capital, Allied Market Research,Glenbrook and Boston Consulting Group). Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this Report.

Although we believe that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3.D. Risk Factors” of this Report. These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this Report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its services relative to its competitors, are based on estimates by us. These estimates have been derived from management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this Report is an approximation. Our market share and market position in each of our business segments, unless otherwise noted, is based on our volume relative to the estimated volume in the markets served by each of our business segments. References herein to Paysafe being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our volume as compared to the estimated volume of our competitors. In addition, the discussion herein regarding our various end markets is based on how it defines the end markets for its products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions. Although we believe that such information is reliable, it has not had this information verified by any independent sources.

DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, all references to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) Pi Jersey Holdco 1.5 Limited prior to the consummation of the Business Combination and to (ii) Paysafe Limited following the consummation of the Business Combination.

In addition, in this document:

“Accounting Predecessor” means Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands.

“Additional I/C Loans” means FTAC’s loans out of the Available Cash Amount, caused by the Company, to certain Subsidiaries of the Company following the FTAC Contribution.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, except for the Company and its Subsidiaries, no Affiliate or portfolio company (as such term is commonly understood in the private equity industry) of funds advised by affiliates of CVC or Blackstone or any of their respective Affiliates shall be considered an Affiliate of the Company or any of its Subsidiaries.

“Available Cash Amount” means, as of immediately prior to Closing, all available Cash and Cash Equivalents of FTAC and its Subsidiaries, including (i) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with FTAC Stockholder Redemption), (ii) the PIPE Investment Proceeds, and (iii) the aggregate amount of cash proceeds from the FTAC Financing.

“Blackstone” means The Blackstone Group Inc.

“Blackstone Investors” means certain funds affiliated with Blackstone.

“Brexit” means the United Kingdom (“UK”) leaving the EU.

“Business Combination” means the transactions contemplated by the Merger Agreement.

“Business Combination Proposal” means the proposal to adopt the Merger Agreement and approve the transactions contemplated thereby.

“CAGR” means compounded annual growth rate.

“Cannae” means Cannae Holdings and Cannae LLC.

“Cannae Holdings” means Cannae Holdings, Inc.

“Cannae LLC” means Cannae Holdings LLC, a wholly-owned subsidiary of Cannae Holdings.

“Cash and Cash Equivalents” means, for any Person, all cash and cash equivalents (including marketable securities, checks and bank deposits); provided, however that with respect to PGHL and its Subsidiaries, such amount shall (x) exclude segregated account funds and liquid assets as more fully described on Exhibit F-1 attached to the Merger Agreement and (y) include any costs, fees and expenses associated with refinancing or repricing the existing indebtedness of the Company (in accordance with the Merger Agreement) that have not been paid on or prior to the Closing Date.

“CBI” means the Central Bank of Ireland.

“Closing” means the closing of the transactions contemplated by the Merger Agreement and the PIPE Investment agreements.

v

“Closing Date” means the date on which the Closing is completed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the compensation committee of the Company’s Board, or such other committee of the Company’s Board to which it has properly delegated power, or if no such committee or subcommittee exists, the Company’s Board which the Omnibus Incentive Plan will be administered by.

“Company Board” means the board of directors of the Company from time to time.

“Company Bye-laws” means the bye-laws of the Company to be amended and restated substantially in the form of Exhibit B attached to the Merger Agreement prior to the Effective Time.

“Company Common Share(s)” means the common shares, par value $0.001 per share, of Paysafe Limited and any successors thereto or other classes of common share of the Company created in any Pre-Closing Recapitalization.

“Company LLC Contribution” means the transfer and contribution of FTAC and the Accounting Predecessor by the Company to the LLC in exchange for LLC Interests immediately following the I/C Loan.

“Company Net Debt Amount” means, as of immediately prior to the Closing, an amount equal to (i) the aggregate indebtedness for borrowed money of PGHL and its Subsidiaries and indebtedness issued by PGHL and its Subsidiaries in substitution or exchange for borrowed money, excluding any items set forth on Exhibit F-1 attached to the Merger Agreement minus (ii) Cash and Cash Equivalents of PGHL and its Subsidiaries minus (iii) any costs, fees and expenses associated with refinancing or repricing the existing indebtedness of the Company (in accordance with the Merger Agreement) that have been paid on or prior to the Closing Date. An illustrative example of the Company Net Debt Amount is set forth on Exhibit F-2 attached to the Merger Agreement.

“Company Warrants” means warrants that will entitle the holder thereof to purchase for $11.50 per share one Company Common Share in lieu of one share of FTAC Class A Common Stock (subject to adjustment in accordance with the Warrant Agreement).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“CVC” means CVC Advisers Limited.

“CVC Investors” means Pi Holdings Jersey Limited and Pi Syndication LP.

“CVC Party” means Pi Holdings Jersey Limited.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” has the meaning specified in Section 2.04 of the Merger Agreement.

“ERISA” means Employee Retirement Income Security Act of 1974.

“EU” means European Union.

“EUR” means Euro, the legal currency of the European Union.

“Executive Management” means members of the executive management of Paysafe.

“Existing Paysafe Shareholders” means CVC Investors, Blackstone Investors and Executive Management.

“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

“Form F-4” means the Registration Statement on Form F-4 of Paysafe Limited filed on December 21, 2020 (file no. 333-251552), as amended on Form F-4/A on February 1, 2021 and on February 25, 2021.

“Forward Purchase Agreement” means the forward purchase agreement, dated as of July 31, 2020, between FTAC and Cannae Holdings, Inc.

“Founder” means Trasimene Capital FT, LP II.

“Founder LLC Contribution” means the contribution by Founder of FTAC Class C Common Stock to the LLC in exchange for exchangeable units.

“FTAC” means Foley Trasimene Acquisition Corp. II.

“FTAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of FTAC.

“FTAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of FTAC.

“FTAC Common Stock” means FTAC Class A Common Stock and FTAC Class B Common Stock.

“FTAC Contribution” means, immediately following the Company LLC Contribution, the transfer by the LLC to the Accounting Predecessor, or a Subsidiary of the Accounting Predecessor, of all of the stock of FTAC, consummated prior to the consummation to the Additional I/C Loans.

“FTAC Financing” means the equity financing to be provided pursuant to the Forward Purchase Agreement.

“FTAC Stockholders” means the holders of shares of FTAC Common Stock.

“GAAP” means generally accepted accounting principles in the United States.

“GDPR” means the EU’s General Data Protection Regulation 2016/679, as amended.

“Group” means, where appropriate, Paysafe and its subsidiaries.

“HMRC” means HM Revenue & Customs.

“I/C Loans” means the loans made by FTAC to the Company and the Accounting Predecessor out of the Available Cash Amount, made prior to the consummation of the Company LLC Contribution, FTAC Contribution and the Additional I/C Loans.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“LLC” means, Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company.

“LLC Contribution” means, collectively, the Founder LLC Contribution and the Company LLC Contribution.

“LLC Interests” means the limited liability company interests in the LLC.

“Merger” means, immediately following the Founder LLC Contribution, on the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL and other applicable Laws, a business combination transaction by and among the Parties by which Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation of the Merger, consummated prior to the consummation of the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans.

“Merger Agreement” means the agreement and plan of merger made and entered into as of December 7, 2020, by and among FTAC, the Company, Merger Sub, the LLC, the Accounting Predecessor and PGHL.

“Merger Sub” means Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company.

“NYSE” means the New York Stock Exchange.

“OECD” means the Organisation for Economic Co-operation and Development.

“Omnibus Incentive Plan” means the Paysafe Limited 2021 Omnibus Incentive Plan attached as Exhibit H to the Merger Agreement.

“Paysafe Consolidated Financial Statements” means the consolidated statements of financial position of Pi Jersey Holdco 1.5 Limited as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, shareholder’s equity, and cash flows, for the years ended December 31, 2020, 2019 and 2018.

“Paysafe Limited” means Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda.

“Paysafe Parties” means PGHL, the Accounting Predecessor, Merger Sub and the LLC.

“PCAOB” means the Public Company Accounting Oversight Board.

“PGHL” means Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales.

“Pi Topco” means Pi Jersey Topco Limited, a company incorporated in Jersey.

“PIPE Investment” means the commitments obtained by FTAC from certain investors for a private placement of Company Common Shares pursuant to those certain Subscription Agreements.

“PIPE Investment Proceeds” mean the aggregate amount funded and paid to the Company by the PIPE Investors pursuant to their Subscription Agreements.

“PIPE Investor” means an investor party to a Subscription Agreement.

“POS” means point of sale.

“Pre-Closing Recapitalization” means the Company shall be permitted to adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect (including by merger) any change in respect of the then-outstanding Company Common Shares (including any such event that involves the creation of new classes of common shares of the Company, which may have varying voting rights on a per-share basis) as necessary or appropriate to facilitate the Transactions.

“Principal Shareholders” means, collectively, the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors.

“Registration Rights Agreement” means the agreement entered into by the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Party and the Blackstone Investors in connection with the consummation of the Merger, attached to the Merger Agreement as Exhibit D.

“Senior Facilities Agreement” means that certain Senior Facilities Agreement dated as of December 20, 2017, among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Paysafe Group Holdings III

Limited (formerly Pi UK Holdco III Limited), the Persons from time to time party thereto as TLB Borrowers, RCF Borrowers, and as Guarantors (in each case, as defined therein), the financial institutions from time to time party thereto as lenders, Credit Suisse AG, London Branch, as agent and as security agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Shareholders Agreement” means the agreement entered into by the Company, Pi Topco, PGHL and the Principal Shareholders in connection with the consummation of the Merger, attached to the Merger Agreement as Exhibit D.

“SMB” means small and medium-sized businesses.

“Subscription Agreement” means each individual subscription agreement entered into by each PIPE Investor.

“Transactions” means the transactions contemplated by the Merger Agreement, including the Merger, the Paysafe Contribution, the FTAC Contribution, the Founder LLC Contribution, the Company LLC Contribution and the Pre-Closing Recapitalization.

“Trasimene Capital” means Trasimene Capital Management, LLC, a financial advisory firm led by William P. Foley, II.

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“U.S. dollar,” “USD,” “US$” and “$” mean the legal currency of the United States.

“VAT” means any: (a) tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the UK, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto); and (b) other tax of a similar nature (including, without limitation, sales tax, use tax, consumption tax and goods and services tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or elsewhere.

“Warrant Agreement” means that certain Warrant Agreement, dated as of August 21, 2020, between FTAC and Continental Stock Transfer & Trust Company, a New York corporation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and senior management of the Company following consummation of the Business Combination is set forth in “Item 6.A. Directors and Executive Officers” of this Report.

B.	Advisors

Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C. 20001 and Wakefield Quin Limited, Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda have acted as counsel for the Company and will act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

Deloitte LLP acted as the independent auditor for Pi Jersey Holdco 1.5 Limited and subsidiaries for each of the three years in the period ended December 31, 2020.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

B.	Capitalization and Indebtedness

Information pertaining to the indebtedness of Paysafe is set forth in the Form F-4, in the section entitled “Description of Certain Indebtedness,” which is incorporated herein by reference.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary

An investment in our shares involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•

Cyberattacks and security vulnerabilities could result in loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition.

•

We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.

•

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such a way as to criminalize certain of our activities.

•	Our success depends on our relationships with banks, payment card networks, issuers and financial institutions.

•	We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.

•	Our focus on specialized and high-risk verticals can increase our risks relative to other companies in our industry.

•	We may become an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers.

•	We are vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.

•

Our Integrated Processing Solutions business’s revenues from the sale of services to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship.

•	We may fail to hold, safeguard or account accurately for merchant or customer funds.

•	Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services.

•	We rely on third parties in many aspects of our business, which creates additional operational risk.

•	We are required to comply with payment card network operating rules.

•	We are subject to financial services regulatory risks.

•	We are subject to current and proposed regulations addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.

•

We face substantial and increasingly intense competition worldwide in the global payments industry, including from businesses that are larger than we are, have a more dominant and secure position or offer other products and services to consumers and merchants that we do not offer. These competitors may act on business opportunities within our specialized industry verticals, which may reduce our ability to maintain or increase our market share.

•

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.

•

If we are unable to develop and maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements, which could have a material adverse effect on our business.

•	If we fail to manage our growth effectively, our business could be harmed.

•	Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand could materially harm our business.

•	If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues could decline.

•	Our Principal Shareholders exercise significant influence over us and their interests may conflict with ours or yours in the future.

Risks Related to COVID-19

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we drew-down $216,000,000 under our revolving credit facility at an interest rate equal to 2.75% + USD LIBOR. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now or in the future operates in. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. For example, while our Digital Wallet business is showing recovery as sporting events resume, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting altogether sporting events, our Digital Wallet could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

The COVID-19 pandemic could cause our third-party service providers such as data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. Further, the COVID-19 pandemic has resulted in our employees and those of many of our customers working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’ and our customers’ employees’ access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers upon which our platform and business operations rely could interrupt our ability to provide our platform, decrease the productivity of our workforce and significantly harm our business operations, financial condition and results of operations. In addition, our technology platforms and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusions, ransomware and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks as a result of the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our technology platforms, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities. Additionally, we may experience an increased volume of unanticipated customer requests for support (resulting in increased volume to our customer support and operations centers) and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our eCash Solutions segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the pandemic to our employees, our partners, our merchants and their customers, and the communities in which we participate, which could negatively impact our business. In response to the COVID-19 pandemic, we have enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences, and we may deem it advisable to similarly alter, postpone or cancel additional events in the future. There is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the pandemic. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities originating from affected areas could be adversely affected. Disruptive activities could include additional business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, provincial, state or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity or customer retention, any of which could harm our financial condition and business operations.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.

To the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to Paysafe’s Business and Industry

Our focus on specialized and high-risk verticals can increase our risks relative to other companies in our industry.

We focus on specialized and high-risk verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games) and Emerging Markets (which includes stock, FX and crypto trading, direct marketing, which can include nutraceuticals and multi-level marketing, travel and entertainment, integrated payments and digital goods. These revenue streams represented approximately $1.1 billion, or 74%, of our revenue for the year ended

December 31, 2020. Although this focus distinguishes us from industry peers, it also increases risks inherent in our business and broader industry. For example:

•

the industry verticals we serve are extensively regulated, and their regulation is evolving and subject to frequent change and uncertain interpretation. As a result of regulatory action, we have had to exit a market altogether, limit services we provide, or otherwise modify our business in ways that have adversely impacted profitability. We are also exposed to a higher risk of losses resulting from related investigations, regulatory actions and litigation. See “—Regulatory, Legal and Tax Risks—We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors”;

•	serving these high-risk industry verticals routinely creates greater operational complexity, including for our compliance, legal and risk functions;

•

with respect to certain industry verticals (such as iGaming), the laws related to, or the legal status of, such verticals vary significantly among the countries in which we operate and, in the U.S., from state to state, further adding operational complexity particularly in compliance and risk mitigation;

•

we may have difficulty obtaining or maintaining relationships with merchants and third-party service providers for our business, such as banks and payment card networks, including as a result of their assessment and appetite for the compliance, cost, government regulation, risk of consumer fraud or public pressure that can be associated with some of the specialized industry verticals that we operate in. For example, merchants may compel us to change our operations or add bespoke or enhanced internal controls in order to do business with them; and

•

from time to time, the industry verticals we serve (and we by association) are the subject of negative publicity, which can harm our brand and deter consumers and merchants from adopting our products and services and influence our third-party service providers’ assessment of our business.

The enhanced risks resulting from our specialized focus can materialize suddenly and without warning, which may result in increased volatility in our results of operations compared with other companies in our industry that do not provide services to companies in high-risk industry verticals, and could result in a material adverse effect on our business, financial condition, results of operations and future prospects.

Cyberattacks and security vulnerabilities could result in loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition.

Our information technology (“IT”) security systems, software and networks and those of the customers and third parties with whom we interact may be vulnerable to unauthorized access (from within or by third parties), computer viruses or other malicious code, or other cybersecurity threats, which could result in the unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, or personal information relating to merchants, customers and employees. Such access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, or personal information could result in identity theft, third party access to unique pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards or have other material impacts on our business. We, like other financial technology organizations, are routinely subject to cybersecurity threats and our technologies, IT systems and networks have been victims of cyberattacks in the past. Information security risks for payment and technology companies such as ours have significantly increased in recent years and in particular with the changes in ways of working driven by the pandemic, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers. Additionally, our ongoing migration of certain of our services to cloud computing platform providers, may introduce further, different security risks and potential attack paths to our businesses.

We are responsible for data security for ourselves and for third parties with whom we partner, including with respect to complying with rules and regulations established by the payment networks and card networks. These third parties include merchants, our distribution partners, our third-party payment processors and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit personal information, such as names, contact details, addresses, social security numbers, credit or debit card numbers, expiration dates, driver’s license numbers, bank account numbers and bank routing information as well as certain information gathered during our Know Your Customer (“KYC”) procedures. We have ultimate liability to the payment networks and our partner banks for our failure or the failure of third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by governmental bodies, the payment networks, consumers, merchants or others, and could harm our business and reputation.

Certain of our products particular to our eCash Solutions business are identified by unique pin codes assigned to them at the point of sale when a customer uses the voucher on a merchant website. These active voucher pins are stored in our systems. Due to the anonymous nature of these pins, a theft and subsequent fraudulent utilization of pins from a server (either due to third-party hacking or due to internal fraud by an employee) could result in the original voucher holder’s inability to use his or her vouchers. While customer verification and fraud management procedures are in place to mitigate this risk, we would honor the payment by the original voucher holder from our own funds and therefore incur a loss. Our Digital Wallet business, on the other hand, could suffer from a loss of funds if a third-party hacker or an employee is successful in taking over one of our customer’s accounts as well as suffer the costs of any subsequent reimbursement to customers. Additionally, loss of payment card information would also lead us to incur card re-issuing costs, which depending on the size of the data breach could be significant. Significant losses incurred as a result of such activity would have a material adverse effect on our results of operations and, depending on the nature of such fraudulent attacks, we may be required to notify relevant regulators and other authorities such as law enforcement. Any adverse publicity as a result of such theft and fraudulent utilization could adversely affect our reputation and the demand for our products.

Despite various mitigation efforts that we undertake, there can be no assurance that we will be immune to these risks and not suffer material security incidents and resulting losses in the future, or that our insurance coverage would be sufficient to cover all related financial losses. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data (including our confidential business information and intellectual property rights) or our customers’ data, to disable or degrade our services, demand ransom or to sabotage our systems are constantly evolving and have become increasingly complex and sophisticated. These techniques may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Threats to our IT systems and our associated third parties’ IT systems may result from human error, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, organized crime groups or from accidental technological failure. For example, certain of our employees require access to sensitive data that could be used to commit identity theft or fraud. While we have internal controls in place surrounding system access and segregation of duties, if unauthorized individuals gain access to this data, the risk of malfeasance is heightened. Concerns about security increase when we transmit information electronically, even though we encrypt certain communications and data to reduce this risk, because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our contracted third parties. Denial of service, ransomware, or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These or similar types of actions and attacks could disrupt our delivery of services or make them unavailable. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business, financial condition and results of operations.

We have experienced and will likely continue to regularly experience denial-of-service and other cyberattacks and security events. In such circumstances, our data encryption practices and other protective measures have not always prevented and in the future may not prevent, as applicable, unauthorized access service disruption or system sabotage. For example, in November 2020, we discovered that we were the target of a cybersecurity attack that involved an outside actor attempting to exploit a potential vulnerability of a website used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity on the website that potentially impacted approximately 100,000 merchants and agents. Following the discovery of the cybersecurity incident, we began undertaking remediation efforts, took steps to prevent further unauthorized access and closed the website. We reported the data breach to the appropriate authorities. In addition, we provided the relevant individuals, at no cost to them, with two years of credit monitoring and identity protection services, and established a call center to respond to inquiries regarding the data breach.

Regardless of whether an actual or perceived breach is attributable to our products, such a breach could, among other things:

•	interrupt our operations,

•	result in our systems or services being unavailable,

•	result in improper disclosure of data,

•	result in a demand for a ransom payment,

•	materially harm our reputation and brands,

•	result in significant regulatory scrutiny and legal and financial exposure,

•	cause us to incur significant remediation costs,

•	lead to loss of customer confidence in, or decreased use of, our products and services,

•	divert the attention of management from the operation of our business,

•	result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses to them or claims by them, and

•	adversely affect our business and results of operations.

In addition, a significant cybersecurity breach of our systems or communications could result in payment networks prohibiting us from processing transactions on their networks or the loss of our sponsor banks that facilitate our participation in the payment networks, either of which could materially impede our ability to conduct our business. We may also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing, or violation of data privacy laws. In addition, our agreements with our sponsor banks and our third-party payment processors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our sponsor bank agreements. Although we generally require that our agreements with distribution partners or our service providers who may have access to merchant or consumer data include confidentiality obligations that restrict these parties from using or disclosing any merchant or consumer data except as necessary to perform their services under the applicable agreements, we cannot guarantee that these contractual measures will be followed or will be adequate to prevent the unauthorized access, use, modification, destruction or disclosure of data or allow us to seek damages from the contracted party. In addition, many of our merchants are small and medium businesses that may have fewer resources dedicated to data security and may thus experience data breaches. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, and cause us to incur significant losses.

We are vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.

We are exposed to the effect of chargebacks and merchant insolvency in our Integrated Processing Solutions business. In that business, we are liable to various acquiring banks for chargebacks incurred by our merchants where the merchants are unable to meet liabilities arising as a result of those chargebacks. If the average chargeback rate on any of our merchant portfolios at any acquiring bank exceeds the maximum average chargeback rate permitted by the card agreements, we will be required to take steps to reduce the average chargeback rate so that it falls below the maximum permitted rate or risk losing our relationship with that acquiring bank. Those steps might include processing more transactions for merchants who have lower chargeback rates to produce a lower average chargeback rate for the portfolio as a whole or terminating relationships with merchants who have higher chargeback rates, which could in turn lead to a material loss of revenue for us. Chargebacks may arise as individual claims or as multiple claims relating to the same facts or circumstances. For example, the insolvency or cessation of a merchant doing business could cause numerous individual customers to bring claims at once which, either singly or in aggregate, could have a material adverse effect on our results of operations, financial condition and future prospects. Similarly, chargebacks or fraud related to our customers or merchants in our Digital Wallet business could cause the payment card schemes of which we are a member in Europe to require us to implement additional and potentially costly controls, and ultimately disqualify us from processing transactions if satisfactory controls are not maintained. Further, if any of the services we offer are deemed to have caused or contributed to illegal activity, customers, consumer protection agencies and regulatory firms could band together to initiate chargeback card payments or ACH reversals for transactions associated with the activity in question.

In our Digital Wallet business, we offer our merchants a “no chargeback policy.” A chargeback is the return of funds to a customer and in this context relates to a reversal of unauthorized charges to a customer’s credit card, for example, as a result of fraud or identity theft. Under our “no chargeback policy,” we agree to allow merchants who qualify under our vetting policy to retain all monies received from our NETELLER and Skrill digital wallet holders and undertake not to request reimbursement from such merchants in respect of chargebacks incurred. In such cases, the full amount of the disputed transaction is charged back to us and our credit card processor may levy additional fees against us unless we can successfully challenge the chargeback. We believe that our “no chargeback policy” is a key factor in a merchant’s decision to use our Digital Wallet services.

Our eCash Solutions business utilizes distribution partners and as such is exposed to credit risk in the event a distribution partner fails. This is managed through ongoing credit risk assessment with active exposure management including the use of credit limits, guarantees and insurance to limit overall exposure.

Our businesses are also subject to merchant credit risk in respect of non-payment for products provided and services rendered or non-reimbursement of costs incurred. The contracts we enter into may require significant expenditure prior to merchant payments and may expose us to potential credit risk or may require us to use our available bank facilities in order to meet payment obligations.

Additionally, we are exposed to risk associated with the settlement of consumer deposits. Digital Wallet deposits from financial institutions, such as bank accounts, are credited to customer accounts before settlement of funds is received. Thus, there is a risk that the funds may not be settled or may be recalled due to insufficient funds or fraud reasons, exposing us to the risk of negative customer wallet balances and bad debt. Further, Digital Wallet prepaid card deposits or transactions made by consumers may be charged back by consumers resulting in a negative balance and loss on our accounts. If we are unable to effectively manage and monitor these risks, they could have a material adverse effect on our results of operations, financial condition and future prospects.

Our success depends on our relationships with banks, payment card networks, issuers and financial institutions.

The nature of our business requires us to enter into numerous commercial and contractual relationships with banks, card networks, issuers and financial institutions. We depend on these relationships to operate on a day-to-day basis. If we are unsuccessful in establishing, renegotiating or maintaining mutually beneficial relationships with these parties, our business may be harmed. In addition, these relationships are subject to a number of risks, including the following:

•

loss of banking relationships: we rely on the use of numerous bank accounts in the jurisdictions in which we operate for the efficient delivery of our services. A loss of any important banking relationship could have a material effect on our business and financial performance. For example, in the past, we have experienced the loss of three important banking relationships for our Digital Wallet business, which resulted in a higher concentration risk with our remaining banking partners;

•

new banking relationships: as we are considered a high risk customer for our banks and payment partners, there is a long lead time associated with establishing new or replacing banking and non-bank payment partner relationships due to the extensive level of compliance due diligence required by the banks and providers. See “—Risks Related to Paysafe’s Business and Industry—Our focus on specialized industry verticals can increase our risks relative to other companies in our industry;

•

loss of a banking product: many of our products rely on banks providing payments capability to us. We may lose that service although still maintain the banking relationship as the bank would, for example, continue to provide us with foreign exchange services. Such a loss of services from a bank (or banks) could have a material effect on our business and financial performance including on the geographies, customers and associated payment volumes which we are able to serve;

•

loss of an alternative payment method: many of our products rely on processing relationships and connections to alternative or local payment methods, either direct or indirect via aggregators. Such a loss of payment methods or providers could have a material effect on our business and financial performance, including on the geographies, customers and associated payment volumes which we are able to serve;

•

downstream correspondent banking risk: if the correspondent banks of our banks (or the underlying banks of our non-bank payment providers) change their risk appetite, this could lead to restrictions with or rejections of our products’ payment flows which could have a material effect on our business and financial performance, including on the geographies, customers and associated payment volumes which we are able to serve;

•

failure of banks and financial institutions: across our businesses, we hold our own, merchants’ and customers’ funds on deposit at various banks and financial institutions. In our Digital Wallet and eCash Solutions businesses, we receive funds from our merchants and customers into a number of bank accounts operated by various banks in the countries in which we operate. We then transfer funds, from the various banks in the countries in which we operate, to multiple banks such that amounts equivalent to all merchant and customer funds are held in segregated accounts in accordance with applicable regulatory requirements. While we have controls in place intended to monitor and mitigate this risk, there can be no guarantee that the banks in which funds are held will not suffer any kind of financial difficulty or commence any insolvency or bankruptcy proceedings, or any moratorium, composition, arrangement or enforcement action or any other kind of analogous event in any jurisdiction that may result in the permanent loss of some or all of our own funds or the funds of merchants or customers, which could have a material adverse effect on our business and financial performance;

•

Visa and Mastercard operating rules: we are subject to the operating rules and regulations of Visa and Mastercard and changes to those operating rules and regulations could have a material adverse effect on our business. If a merchant or an independent sales organization (“ISO”) fails to comply with the applicable requirements of the card associations and networks, we or the merchant or ISO could be subject to a variety of fines or penalties that may be levied by the card associations or networks. If we cannot collect or pursue collection of such amounts from the applicable merchant or ISO, we may have to bear the cost of such fines or penalties, resulting in lower earnings for us. Policy changes by Visa and/or Mastercard could impact the merchant category code assignments to our business which can in turn impact our acceptance and authorization rates as well as our banking provider risk appetite assessment and costs. Policy changes can also impact our ability to acquire card transactions on a cross-border basis in particular markets, for example depending on the merchant country of registration;

•

fines and assessments: the payment card schemes and their processing service providers may pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained;

•

risk management policies: banks and financial institutions that provide us with services enabling us to operate our payments platform could reassess our risk profile due to the portfolio of products and services we offer and/or regard us as being non-compliant with certain laws or regulations (e.g., in relation to the regulation of e-money, cross border transactions or the provision of services to online gambling operators) that are applicable in their relevant jurisdictions or may regard our customers as being non-compliant. Banks and financial institutions may choose to withdraw from certain markets as a result of their internal risk management policies and may, in compliance with their regulatory obligations or internal risk and compliance policies, freeze the funds of our merchants and customers. In addition, consolidation in the banking sector may result in one of our banking providers being acquired by another bank, which may then prompt a change in our provider’s risk appetite and impacts our relationship with that provider;

•	potential competitors: banks, payment card schemes, issuers and financial institutions may view us as being a competitor to their own business and may cease doing business with us as a result; and

•

fee increases: we are required to pay interchange and assessment fees, processing fees and bank settlement fees to third-party payment processors and financial institutions. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction processed using their networks. Banks occasionally raise our fees in order to compensate for the increased risk, controls and anti-money laundering monitoring costs the bank may incur due to increased regulatory requirements or scrutiny. Additionally, if one of our banking providers cease to supply us services, that could lead to an increase in costs to continue to offer those services via alternative means, particularly where the service is provided in multiple currencies due to the incursion of additional foreign transaction fees.

If, for any reason, any banks, payment card schemes, issuers or financial institutions cease to supply us with the services we require to conduct our business, or the terms on which such services are provided were to become less favorable or be cancelled, or a contractual claim made against us, it could impact our ability to provide our payment services, or the basis on which we are able to provide such services. This, and any of the factors set forth above, could result in a loss for us, which could have a material adverse effect on our results of operations, financial condition and future prospects.

We rely on third parties in many aspects of our business, which creates additional operational risk.

We rely on third parties in many aspects of our business, including the following:

•	payment processing services from various service providers in order to allow us to process payments for merchants and customers and to properly code such transactions;

•	payment networks;

•	connectivity, routing and payment orchestration providers;

•	banks;

•	payment processors;

•	payment gateways that link us to the payment card and bank clearing networks to process transactions;

•	third parties that provide certain outsourced customer support functions, which are critical to our operations; and

•	third parties that provide IT-related services including data center facilities and cloud computing and compliance and risk functions.

This reliance exposes us to increased operational risk. These third parties may be subject to financial, legal, regulatory and labor issues, cybersecurity incidents, privacy breaches, service terminations, disruptions or interruptions, or other problems, which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf, which could have a material adverse effect on our results of operations, financial condition and future prospects.

The European Banking Authority (“EBA”) published guidance on outsourcing arrangements that became effective on September 30, 2019 and is applicable to certain aspects of our businesses. These guidelines set out strict standards to follow when outsourcing critical or important functions that have a strong impact on a financial institution’s risk profile or on its internal control framework. Although we have implemented processes to ensure compliance with the required standards, a failure to meet these requirements could lead to regulatory challenge and require remediation and/or fines or penalties if we are found to be in noncompliance with the relevant regulation. Furthermore, any changes to our existing critical or important outsourced functions may be subject to regulatory approval, which, if not satisfied or obtained, may prevent us from initiating the change.

In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our customers, or give preferential treatment to competitive services. Some of these third party service providers are, or may become, owned by our competitors. There can be no assurance that third parties who provide services directly to us or our customers on our behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our customers on our behalf, we may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

Our Integrated Processing Solutions business’s revenues from the sale of services to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship.

Because we are not a bank, our North American Component of our Integrated Processing Solutions business is not eligible for membership in the card payment networks, and we are, therefore, unable to directly access these card payment networks, which are required to process transactions. These networks’ operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions. Our various payment processing businesses are registered with the card networks through seven separate sponsor banks (who settle the transactions with our merchants).

Our sponsor banks may terminate their agreements with us if we materially breach the agreements and do not cure the breach within an established cure period, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and/or Mastercard regulations, change to prevent either the applicable bank or us from performing services under the agreement. If these sponsorships are terminated and we are unable to secure a replacement sponsor bank within the applicable wind down period, we will not be able to process electronic payment transactions.

Furthermore, our agreements with our sponsor banks provide the sponsor banks with substantial discretion in approving certain elements of our business practices, including our solicitation, application and underwriting procedures for merchants. We cannot guarantee that our sponsor banks’ actions under these agreements will not be detrimental to us, nor can we provide assurance that any of our sponsor banks will not terminate their sponsorship of us in the future. Our sponsor banks have broad discretion to impose new business or operational requirements on us for purposes of compliance with payment network rules, which may materially adversely affect our business. If our sponsorship agreements are terminated and we are unable to secure another sponsor bank, we will not be able to offer Visa, Mastercard or other card scheme transactions or settle transactions which would likely cause us to terminate our operations.

Our sponsor banks also provide or supplement authorization, funding and settlement services in connection with our bankcard processing services. If our sponsorships agreements are terminated and we are unable to secure another sponsor bank, we will not be able to process Visa, Mastercard or other card scheme transactions, which would have a material adverse effect on results of operations, financial conditions and future prospects. A change in underwriting, credit policies, credit risk or reputational risk appetite of our sponsor banks may impact appetite for volume and/or merchant categories. Further, there is a long lead time to secure new sponsor banks, as described above under “—Our success depends on our relationships with banks, payment card networks, issuers and financial institutions—new banking relationships.”

In Bermuda and in many countries in which we operate, we are legally or contractually required to comply with the anti-money laundering laws and regulations, such as, in the United States, the Bank Secrecy Act, as amended by the USA PATRIOT Act (collectively, the “BSA”), and similar laws of other countries, which, among other things, require that customer identifying information be obtained and verified. As described in “—Regulatory, Legal and Tax Risks—We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties,” we are directly subject to certain of these requirements, including, in the United States, BSA requirements applicable to Skrill USA Inc. (“Skrill USA”). In other instances, we also have contractually agreed to assist our sponsor banks with their obligation to comply with any-money laundering requirements that apply to them, including, in the United States, BSA requirements applicable to such sponsor banks. In addition, we and our sponsor banks are subject to laws and regulations that prohibit persons in certain jurisdictions from engaging in transactions with certain prohibited persons or entities, such as those enforced by the Office of Foreign Assets Control in the United States (“OFAC”). Similar requirements apply in other countries. It could be costly for us to comply with these legal and contractual requirements and our failure to comply with any of these contractual requirements or laws could adversely affect our results of operations, financial conditions and future prospects, and could result in termination of the contracts.

We have obtained “principal membership” with both Mastercard Europe and Visa Europe payment networks to offer merchant acquiring services to merchants in the European Union. This means that we are solely responsible for the adherence to the rules and standards of the payment networks and it enables us to route transactions under our own payment network license to authorize and clear transactions. Under our payment network licenses, we are allowed to perform funds settlement directly to merchants. A loss of membership or significant change to the commercial terms of our European Mastercard and Visa payment network membership or sponsor bank relationships would have an adverse effect on the results of these businesses’ operations.

We may fail to hold, safeguard or account accurately for merchant or customer funds.

Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Customer and merchant funds must either be held in secure, liquid low-risk assets that are held by a custodian or placed in a segregated account of an authorized credit institution or we may hold an insurance policy or bank guarantee to safeguard the funds. In 2019, following a review of our United Kingdom (“UK”) regulated business, our UK regulator required us to hold additional cash as a liquidity buffer in respect of our European Acquiring, Digital Wallet and eCash businesses, resulting in a consequent increase in liquidity held in our UK regulated entities. Following our work with the regulator, we now have a liquidity and capital adequacy assessment framework in place in respect of our UK regulated entities.

We employ internal controls and compliance procedures designed to hold, safeguard and account accurately for customer and merchant funds. Our ability to manage and account accurately for the assets underlying our customer funds and comply with applicable liquidity requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our associated internal controls. Any failure to account accurately for customer and merchant funds or to fail to comply with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products and result in significant penalties and fines, which could materially harm our business. For more information regarding our assessment of the consequences of breaches of our e-money issuer, payment initiation services provider or money transmitter licenses, see “—Regulatory, Legal and Tax Risk—We are subject to financial services regulatory risks.”

Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services.

Our business requires the ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. We rely on controls and systems designed to ensure data integrity of critical business information and proper operation of our systems and networks, and we review the processes of our third party providers of transaction processing and IT-related functions. Such third parties are, however, ultimately responsible for maintaining their own network security, disaster recovery and system management procedures. All operational systems are vulnerable to damage or interruption from targeted denial of service attacks, viruses, unauthorized access (internally or by third parties), natural or man-made disasters and human or technological failures under a variety of scenarios. A system outage or data loss, whether connected to our IT transaction processing systems and services or those of our third party providers, could have a material adverse effect on our business, financial condition and results of operations. In addition, as a provider of payments solutions, we are subject to scrutiny by regulators, and laws and regulations may require specific business continuity and disaster recovery plans and rigorous testing of such plans. This scrutiny and the related requirements may be costly and time-consuming and may divert our resources from other business priorities, and frequent or persistent site interruptions could lead to fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Events that could cause system interruptions or impact the ability of staff or third parties to supply necessary skills or services include pandemics, fire, earthquake, flood, terrorist attacks, natural disasters, attacks from malicious third parties, employee malfeasance or negligence, computer viruses, unauthorized entry, telecommunications failure, power loss, data loss, cyberattacks, acts of war or any similar events.

We may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. These upgrades can create risks associated with implementing new systems and integrating them with existing ones. As a result, our IT and information management systems may fail to operate properly (for example, by capturing customer data erroneously) or become disabled as a result of events that are beyond our control, such as increased transaction volume. We may also incur additional costs in relation to any new or upgraded systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources.

Despite the network security, disaster recovery and systems management measures that we have in place, we cannot ensure that we would be able to carry on our business in the ordinary course if our systems or those of our third party service providers fail or are disrupted. Indeed, while much of our processing infrastructure is located in multiple redundant data centers or hosted on cloud platforms, we have some core business systems that are located in only one facility and do not have redundancy. Any such failure of IT and information management systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of customer data, financial loss or liability to our customers or regulators, the loss of suppliers, regulatory intervention or reputational damage.

Additionally, as our customers may use our products for critical transactions, any errors, defects or other infrastructure problems could result in damage to such customers’ businesses. These customers could seek compensation from us for their losses and our insurance policies may be insufficient to cover such claims. Even if unsuccessful, this type of claim may be time consuming and costly for us. Any of the foregoing could have a material adverse effect on our results of operations and financial condition.

We may become an unwitting party to fraud or be deemed to be handling proceeds resulting from the criminal activity of our customers.

We are focused on providing trusted services to our customers and merchants and ensuring that data and confidential information is transmitted and stored securely. Combatting money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payment companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses and reputational damage.

While we employ a variety of tools to protect against fraud, these tools may not be successful. We reserve the right to refuse to accept accounts or transactions from many high-risk countries, internet protocol addresses and e-mail domains and continually update these screening filters. Our transaction monitoring systems are designed to identify various criteria, including the country of origination, in order to detect and monitor fraud and to reject any purported transactions if they appear to be fraudulent. Nevertheless, our transaction monitoring systems may not operate as intended or may otherwise fail to effectively detect fraudulent transactions or locate where a transaction is being made. We face significant risks of loss due to money laundering, fraud and disputes between senders and recipients, and if we are unable to deal effectively with losses from fraudulent transactions our business could be materially harmed.

The ability for customers to withdraw and deposit funds within various accounts and the potential for customer fraud in connection with certain gambling activities heightens the risks of money laundering and the unwitting receipt by us of criminal proceeds. Our industry is under increasing scrutiny from governmental authorities—in Europe, the United States and many other jurisdictions in which we operate—in connection with the potential for consumer fraud. The laws of some jurisdictions define or interpret what constitutes the underlying criminal activity that gives rise to criminal proceeds relatively narrowly (for example, terrorist financing). Conversely, other jurisdictions have adopted laws providing for relatively broad definitions or interpretations of underlying criminal activity (for example, in the UK criminal proceeds may arise from the conviction of any criminal offence where it is found that the defendant has benefitted from the criminal conduct). Further, to the extent to which payment processors may be held civilly or criminally liable for the criminal activities of its merchant customers also varies widely across the jurisdictions in which we operate.

If consumer fraud levels involving our services were to rise, it could lead to regulatory intervention and reputational and financial damage. This, in turn, could lead to additional government enforcement actions and investigations and concerns raised by merchants and our banking partners, which in turn could reduce the use and acceptance of our services or increase our compliance costs and thereby have a material adverse impact on our business, financial condition and results of operations. By processing payments for merchants and customers in certain industry vehicles, such as those engaged in the online gambling sector, we may be deemed to be handling proceeds of crime in the jurisdiction where our merchants and customers are located. We are subject to anti-money laundering laws and regulations, including, in the United States, the BSA which requires money services businesses such as us to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We have adopted a program to comply with these and other anti-money laundering regulations, but any errors or failure to implement the program properly could lead to lawsuits, administrative action and government fines and/or prosecution. In addition, even if we comply with such reporting and record-keeping requirements, law enforcement agencies in the relevant country could seize merchants’ or customers’ funds that are the proceeds of unlawful activity. Any such action could result in adverse publicity for our business and could have a material adverse effect on our results of operations, financial condition and future prospects.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions and the Business Combination. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks at pace with these changes. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. Some risk mitigations may be deemed ineffectual, for example, if our insurance coverage is not adequate. We may need to initiate legal proceedings at a high cost if we are unable to come to a settlement with adversarial parties. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected.

We are required to comply with payment card network operating rules.

Payment networks, such as Visa, Mastercard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the payment networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. Furthermore, the networks may levy fines on our sponsor banks in the event that our processing behavior causes our sponsor banks to breach their obligations to scheme rules including breaching, for example, applicable thresholds, such as chargeback or fraud thresholds. This occurrence can lead to an adverse impact on our sponsor bank relationships and any required remedies can create additional costs. Our removal from a given network’s list of Payment Card Industry Data Security Standard compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any of the foregoing could materially adversely impact our business, financial condition or results of operations.

Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. Changes to and interpretations of the network rules that were inconsistent with the way we operated has, in the past, required us to make changes to our business, and any future changes to or interpretations of the network rules that are inconsistent with the way we currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are required to comply with additional clearing scheme rules not particular to card companies, such as Bacs Payment Schemes Limited (formerly known as the Bankers Automated Clearing System), and the Single Euro Payments Area (also known as the SEPA, EBA Step2) scheme, which govern the clearing and settlement of certain UK and European electronic payment methods. Changes in the classification of our business by Visa and/or Mastercard could result in restrictions on our service offerings. For examples, the classification of our Digital Wallet as a “Staged Digital Wallet,” a “Pass-Through Digital Wallet,” or a “Stored Value Digital Wallet” impacts which merchants in various jurisdictions can accept our funds.

Our efforts to expand our product portfolio and market reach may not succeed, and if we fail to manage our growth effectively, our business could be materially harmed.

While we intend to continue to broaden the scope of products and services we offer, we may not be successful in deriving any significant revenue from these products and services. Failure to broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we may have limited or no experience in our newer markets and we cannot assure you that any of our products or services in our newer markets will be widely accepted or that they will generate revenue. Our offerings may present new and difficult technological, operational, regulatory and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our newer activities may not recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our results of operations and financial condition.

Further, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our processes and internal controls, create and improve our reporting systems, and timely address issues as they arise. As we continue to strengthen our existing infrastructure and systems, we will also be required to hire additional personnel. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more agile organizations. In addition, as we grow, we may not be able to maintain our entrepreneurial company culture, which fosters innovation and talent. If we do not successfully manage our growth, our business may be adversely affected.

We might not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses.

We expect to continue pursuing strategic and targeted acquisitions, investments and joint ventures to enhance or add to our skills and capabilities or offerings of services and solutions, or to enable us to expand in certain geographic and other markets. For example, in 2018 we acquired iPayment, a U.S.-based provider of payment and processing products for small and medium-sized businesses, but our broader plan to expand into the U.S. markets may not succeed. We may not be successful in identifying additional suitable investment opportunities. We also might not succeed in completing targeted transactions or achieve desired results of operations from these transactions.

Furthermore, we face risks in successfully integrating any businesses we might acquire or create through a joint venture. Ongoing business may be disrupted, and our management’s attention may be diverted by acquisition, investment, transition or integration activities. In addition, we might need to dedicate additional management and other resources, and our organizational structure could make it difficult for us to efficiently integrate acquired businesses into our ongoing operations and assimilate and retain employees of those businesses into our culture and operations. The potential loss of key executives, employees, customers, suppliers, and other business partners of businesses we acquire may adversely impact the value of the assets, operations or businesses. Moreover, acquisitions or joint ventures may result in significant costs and expenses, including those related to retention payments, equity compensation, severance pay, early retirement costs, intangible asset amortization and asset impairment charges, assumed litigation and other liabilities, and legal, accounting and financial advisory fees, which could negatively affect our profitability. We may have difficulties as a result of entering into new markets where we have limited or no direct prior experience or where competitors may have stronger market positions.

We might fail to realize the expected benefits or strategic objectives of any acquisition, investment or joint venture we undertake. We might not achieve our expected return on investment or may lose money. We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, including from that company’s known and unknown obligations, intellectual property or other assets, terminated employees, current or former clients or other third parties. In addition, we may fail to identify or adequately assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring, investing in or partnering with a company, including potential exposure to regulatory sanctions or liabilities resulting from an acquisition target’s previous activities, internal controls and security environment. If any of these circumstances occurs, they could result in unexpected legal or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our business. Litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses. If we are unable to complete the number and kind of investments for which we plan, or if we are inefficient or unsuccessful at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services.

We periodically evaluate, and have engaged in, the disposition of assets and businesses. Divestitures could involve difficulties in the separation of operations, services, products and personnel, the diversion of management’s attention, the disruption of our business and the potential loss of key employees. After reaching an agreement with a buyer for the disposition of a business, the transaction may be subject to the satisfaction of pre-closing conditions, including obtaining necessary regulatory and government approvals, which, if not satisfied or obtained, may prevent us from completing the transaction. Divestitures may also involve continued financial involvement in or liability with respect to the divested assets and businesses, such as indemnities or other financial obligations, in which the performance of the divested assets or businesses could impact our results of operations. Any divestiture we undertake could adversely affect our results of operations.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

We depend upon the continued services and performance of our directors and key senior management. Our directors and key senior management play a key role in maintaining our culture and in setting our strategic direction. The unexpected departure or loss of one of our directors or key senior management team members could harm our ability to maintain and grow our business, and there can be no assurance we will be able to attract or retain suitable replacements for such directors and/or key management in a timely manner, or at all. We also may incur significant additional costs in recruiting and retaining suitable replacements and avoiding disruption in integrating them into our business.

In addition, our operations and the execution of our business plan depend on our ability to attract, train and retain suitably skilled or qualified personnel with relevant industry and operational experience and to ensure that we have a robust succession planning system in place. In order for us to expand our operations in the future we will need to recruit and retain further personnel with suitable experience, qualifications and skill sets capable of advancing our business. Additionally, we are in the process of incorporating more automation and re-engineering processes in our business, and uncertainty related to this transformation may affect our ability to retain our employees. Depending on the geographical area, there can be substantial competition for suitably skilled or qualified personnel with relevant industry and operational experience and there can be no assurance that we will be able to attract or retain our personnel on similar terms to those on which we currently engage our employees, or at all. We see this risk in particular in our Digital Wallet operations center in Sofia, Bulgaria, where we have found it can be more difficult to identify qualified local talent from which to staff our operations and in our Hyderabad, India technology hub, where there is a highly competitive local market for staff. If we are unable to attract or retain suitably skilled or qualified personnel then this could have a material adverse effect on our results of operations, financial condition and future prospects.

Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand could materially harm our business.

We believe that maintaining, protecting and enhancing our strong and trusted brand is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust and be a technology leader. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms, such as Google, Twitter, or Facebook. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality, inadequate protection or misuse of sensitive information, compliance failures and allegations, litigation and other claims, employee misconduct, fraud, fictitious transactions, bad transactions, negative customer experiences, and misconduct by our partners, service providers, or other counterparties. We have also been in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and deter consumers and merchants from adopting our products and services. From time to time, the industry verticals we serve (and we, by association) are the subject of negative publicity, which can harm our brand and deter consumers and merchants from adopting our products and services. See “—Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.” Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

In addition, the registered or unregistered trademarks or trade names that we own may be challenged, infringed, declared generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. Moreover, third parties may use, or file for registration of trademarks similar or identical to our trademarks; if they succeed in registering or otherwise developing common law rights in such trademarks, and if we are not successful in challenging such third-party’s use of such trademarks, our own trademarks may no longer be useful to develop brand recognition of our technologies, products or services. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other trademarks, including trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Global and regional economic conditions could materially harm our business.

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may result in consumers and businesses postponing or lowering spending in response to, among other factors:

•	tighter credit;

•	higher unemployment;

•	consumer debt levels or reduced consumer confidence;

•	financial market volatility;

•	fluctuations in foreign currency exchange rates and interest rates;

•

changes and uncertainties related to government fiscal and tax policies, U.S. and international trade relationships, agreements, policies, treaties and restrictive actions, including increased duties, tariffs, or other restrictive actions;

•	government austerity programs; and

•	other negative financial news, macroeconomic developments or pandemics.

In addition, many of our merchants are small businesses and these businesses may be disproportionately adversely affected by economic downturns and may fail at a higher rate than larger or more established businesses. If spending by their customers declines, these businesses would experience reduced sales and process fewer payments with us or, if they cease to operate, stop using our products and services altogether. Small businesses frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. These and other global and regional economic events and conditions could have a material adverse impact on the demand for our products and services. Furthermore, any financial turmoil affecting the banking system or financial markets could cause additional consolidation of the financial services industry, significant financial service institution failures, new or incremental tightening in the credit markets, low liquidity, and extreme volatility or distress in the fixed income, credit, currency, and equity markets, which could have a material adverse impact on our results of operations, financial condition and future prospects.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues could decline.

Rapid, significant, and disruptive technological changes, such as machine learning, container technology, artificial intelligence, biometrics (both authorization and authentication) as well as quantum computing, impact the industries in which we operate, including developments in payment card tokenization, mobile, social commerce (i.e., eCommerce through social networks), authentication, cryptocurrencies (including distributed ledger and blockchain technologies), and near-field communication, and other proximity payment technology, such as contactless payments. As a result, we expect new services and technologies to continue to emerge and evolve, and we cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. In addition, we may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful.

In addition, our ability to adopt new products and services and to develop new technologies may be inhibited by industry-wide standards, payments networks, changes to laws and regulations, resistance to change from consumers or merchants, third-party intellectual property rights, or other factors. For example, consumers can use their Skrill and NETELLER wallets to trade in cryptocurrencies. Cryptocurrencies are not considered legal tender or backed by any government and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. The use of cryptocurrencies has been prohibited or effectively prohibited in some countries. If we fail to comply with prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences. Even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value. Our success in providing cryptocurrency services, and with other rapid technological innovations, will depend on our ability to develop and incorporate new technologies and adapt to technological changes and evolving industry standards; if we are unable to do so in a timely or cost-effective manner, our business could be harmed.

We are currently building a single core platform for our businesses to increase resilience, speed and security and provide firm foundations for future releases and enhancements. Related to this are various initiatives, which include increasing our risk management, fraud management and compliance capabilities and ensuring that our updated architecture can support a constantly evolving KYC, anti-money laundering, credit check and fraud monitoring environment; providing us with better reporting and analytics; providing our merchants with the ability to accept any payment method they wish and allowing for increased customer customization of their services. However, there is no assurance that this platform will operate effectively or that we will achieve these intended benefits. A failure to deliver the solutions identified by our businesses as important for their future success in a timely or cost-effective manner could have an impact on our future success.

We face substantial and increasingly intense competition worldwide in the global payments industry.

The global payments industry is highly competitive, rapidly changing, very innovative, and increasingly subject to regulatory scrutiny. We compete against a wide range of businesses, including businesses that are larger than we are, have a more dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes. These competitors may act on business opportunities within our specialized industry verticals, which may reduce our ability to maintain or increase or market share. In addition, the services of our various competitors are differentiated by features and functionalities such as brand recognition, customer service, trust and reliability, distribution network and channel options, convenience, price, speed, variety of payment methods, service offerings and innovation.

In addition, our competitors may be able to offer more attractive economic terms to our current and prospective clients. If competition requires us to offer more attractive economics by reducing our fees or otherwise modifying our terms in order to maintain market share and continue growing our client base, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected, and our ability to control our costs is limited because we are subject to fixed transaction costs related to payment networks. Competition could also result in a loss of existing clients and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, many of the areas in which we compete evolve rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. Competition may also intensify as businesses enter into business combinations and alliances, and established companies in other segments expand to become competitive with different aspects of our business. If we cannot compete effectively, the demand for our products and services may decline, which would adversely impact our competitive position, business and financial performance.

Our international operations subject us to increased risks, which could harm our business.

We have extensive international operations and our customers are resident in over 120 countries and territories. There are risks inherent in doing business internationally on both a domestic (i.e., in-country) and cross-border basis, including, but not limited to:

•	foreign currency and cross-border trade risks;

•	risks related to government regulation or required compliance with local laws;

•	local licensing and reporting obligations;

•	obligations to comply with local regulatory and legal obligations related to privacy, data security and data localization;

•

expenses associated with localizing our products and services, including offering customers the ability to transact business in the local currency, and adapting our products and services to local preferences (e.g., payment methods) with which we may have limited or no experience;

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language and cultural differences;

•	stringent local labor laws and regulations;

•	credit risk and higher levels of payment fraud;

•	profit repatriation restrictions, foreign currency exchange restrictions or extreme fluctuations in foreign currency exchange rates for a particular currency;

•	political or social unrest, economic instability, repression or human rights issues;

•	geopolitical events, including natural disasters, public health issues, pandemics, acts of war and terrorism;

•	import or export regulations;

•

compliance with Bermuda, UK, Irish, U.S. and other international laws prohibiting corrupt payments to government officials, such as the Bermuda Bribery Act, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the Irish Criminal Justice (Corruption Offences) Act 2018 and other local anticorruption laws;

•	compliance with Bermuda, UK, Irish, U.S. and other international laws and associated regulations designed to combat money laundering and the financing of terrorist activities;

•	antitrust and competition regulations;

•	potentially adverse tax developments and consequences;

•	economic uncertainties relating to sovereign and other debt;

•	national or regional differences in macroeconomic growth rates;

•	different, uncertain, overlapping, or more stringent user protection, data protection, privacy and other laws and regulations; and

•	increased difficulties in collecting accounts receivable.

Violations of the complex UK, Irish, U.S. and other international laws, rules and regulations that apply to our international operations may result in fines, criminal actions, or sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks are inherent in our international operations and expansion, may increase our costs of doing business internationally, and could harm our business.

Catastrophic events or geopolitical conditions may disrupt our business.

War, terrorism, political events, geopolitical instability, trade barriers and restrictions, public health issues, pandemics such as the COVID-19 pandemic, natural disasters, or other catastrophic events have caused and could cause damage or disruption to the economy and commerce on a global, regional, or country-specific basis, which could have a material adverse effect on our business, our customers, and companies with which we do business. Such events could decrease demand for our products and services or make it difficult or impossible for us to deliver products and services to our customers. The frequency and severity of some catastrophic events, such as flooding, hurricanes, tornadoes, extended droughts, and wildfires are contributed to by global climate change, which many in the scientific community, in governmental bodies and elsewhere believe will continue for decades to come, potentially resulting in increased disruption to us. Geopolitical trends, including nationalism, protectionism, and restrictive visa requirements could limit the expansion of our business in those regions. Our business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents, and events beyond our control such as other industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on our business, financial condition, and results of operations.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our Integrated Processing Solutions and eCash Solutions businesses historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our games operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash Solutions businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations and may lead to adverse inferences about our prospects, which could result in declines in our share price.

Regulatory, Legal and Tax Risks

Our operations can be constrained in countries with less predictable legal and regulatory frameworks.

If the legal and regulatory system in a particular country is less predictable, this can create a more difficult environment in which to conduct business. For example, any of the following could hamper our operations and reduce our earnings in these types of countries:

•	the absence of a statutory or regulatory basis or guidance for engaging in specific types of business or transactions;

•	conflicting or ambiguous laws and regulations, or the inconsistent application or interpretation of existing laws and regulations;

•	uncertainty concerning the enforceability of contractual, intellectual property or other obligations;

•	difficulty in competing in economies in which the government controls or protects all or a portion of the local economy or specific businesses, or where graft or corruption may be pervasive; and

•

the threat of arbitrary regulatory investigations, civil litigations or criminal prosecutions, the imposition of licensing requirements, or the termination or unavailability of licenses, to operate in the local market or the suspension of business relationships with governmental bodies.

Conducting business in countries with less predictable legal and regulatory regimes could require us to devote significant additional resources to understanding, and monitoring changes in, local laws and regulations, as well as structuring our operations to comply with local laws and regulations and implementing and administering related internal policies and procedures.

Given the above mentioned challenges and the ever changing landscape, we may fail to conduct our business in compliance with the laws and regulations of the jurisdictions in which we operate and/or those jurisdictions in which we provide services, and the risk of noncompliance can be greater in countries that have less predictable legal and regulatory systems.

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.

We are subject to a wide variety of laws, regulations, licensing schemes and industry standards in the countries and localities in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, online gambling, consumer protection, privacy, information security, anti-money laundering, safeguarding of client funds, strong customer authentication, financial services, securities, labor and employment, competition, data protection, biometric data processing and marketing and communications practices. Such laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes, administrative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business. In addition, regulatory scrutiny in one jurisdiction can lead to increased scrutiny from regulators and legislators in other jurisdictions that may harm our reputation, brand and third-party relationships and have a material adverse effect on our results of operations, financial performance and future prospects.

We are also subject to oversight by various governmental agencies and authorities in the countries and localities in which we operate. In light of the current conditions in the global financial markets and economy, lawmakers and regulators have increased their focus on the regulation of the financial services industry. Although we have a compliance program focused on the laws, rules, and regulations that we believe are applicable to our business, we may still be subject to a requirement to change various aspects of our business or the manner in which we carry out our business in certain countries, or to fines, injunctions or other penalties levied by regulators in one or more jurisdictions. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, increased licensure requirements, loss of licensure or other enforcement actions. Any perceived or actual breach of compliance by us with respect to applicable laws, rules and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

In the future, we may also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. For example, in Norway, the Norwegian gambling regulator notified us that processing gambling payments for Norwegians is prohibited, and consequently we have stopped processing certain gambling payments there, which will result in a small loss of a revenue. As another example, the Central Bank of Ireland (“CBI”) may conduct a similar market review to that carried out by the Financial Conduct Authority (“FCA”) in the UK and require us to safeguard additional amounts in respect of our European Acquiring business and the acquiring activities of our European eCash business resulting in a consequent increase in our liquidity requirements. See “—We are subject to financial services regulatory risks.”

Relatedly, as another example of a potential future regulatory change, the common reporting standard (the “CRS”) was first released by the OECD in February 2014 as a result of the G20 members endorsing a global model of automatic exchange of information in order to increase international tax transparency. The Directive 2014/107/EU on Administrative Cooperation in the Field of Taxation (the “DAC II”) implements the CRS in a European context and creates a mandatory obligation for all EU Member States to exchange financial account information of residents in other EU Member States on an annual basis. Over 100 jurisdictions have committed to implementing the CRS, including the UK and Bermuda. To the extent the CRS and/or the DAC II (as applicable) is implemented in any of our relevant jurisdictions, these arrangements will require affected banks and financial institutions to report certain information to their local tax authorities about account holders from the jurisdictions which are party to such arrangements (which information will in turn be provided to the relevant tax authorities). Although currently, we do not believe that any of our accounts fall within the remit of the CRS or DAC II, this may change in the future and it is not clear if, and to what extent, the obligations under the CRS/DAC II will apply. To the extent that the accounts we offer come to fall within the remit of the CRS/DAC II, certain operational challenges with respect to collecting and reporting the requisite information may arise. Additionally, it is generally necessary to capture the information required for CRS reporting at the time a customer is taken on, which may impact the onboarding process and reduce customer adoption, and/or customers may choose to discontinue using our services altogether.

We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.

We generate a significant portion of our revenue from merchants operating in the regulated gaming and sports betting and foreign exchange trading sectors. We and our merchants and customers are subject to various laws and regulations in relation to online gambling. Regulations in the gaming and sports betting and foreign exchange trading sectors vary significantly among different countries and localities. In many cases, they may be unclear and may also change, sometimes dramatically, and such laws and regulations are constantly evolving and are often subject to conflicting interpretations.

In the United States, for instance, the evolving regulatory regime of online gambling creates uncertainty and could adversely affect our operations in those jurisdictions. As a particular example, in 2018, the U.S. Department of Justice (“DOJ”) reversed its previously-issued opinion published in 2011, which stated that interstate transmissions of wire communications that do not relate to sports betting fall outside the purview of the Wire Act of 1961 (the “Wire Act”). The DOJ’s updated opinion concluded instead that the Wire Act was not uniformly limited to sports betting and that certain of its provisions apply to non-sports-related wagering activity. On June 3, 2019, in a case challenging the DOJ’s updated opinion, Judge Paul Barbadoro of the United States District Court for the District of New Hampshire found that the Wire Act only applies to sports betting and not to other online gambling games. On January 20, 2021, the First Circuit affirmed the ruling of the lower court, finding that the Wire Act only applies to sports betting.

The EU, by contrast, has generally moved towards controlled regulation of online-based gambling operators, rather than absolute prohibition. For example, in March 2019, German regulators agreed on the Third Amendment to the Interstate Treaty on Gambling, which provides new, temporary regulations for sports betting companies in the country effective January 1, 2020 until permanent regulations can be established by June 2021. In March 2020, German regulators subsequently agreed to additional legislation that will legalize online forms of certain gambling, such as casino and poker, within certain parameters. The regimes in Italy and France have similarly moved away from state-run monopoly-based markets to controlled regulation. However, local laws in place in EU member states are sometimes incompatible with EU laws, regulations and directives, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework.

Additionally, many jurisdictions, particularly those outside of Europe and the United States, have not updated their laws to address the supply of online gambling, which by its nature is a multijurisdictional activity. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly, including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. For example, in India, we recently were notified about a small number of investigations being conducted by the Government of India Enforcement Directorate (“ED”) relating to gambling activity by Indian residents which indirectly concern the provision of digital wallet services to our Indian resident customers. If the ED or other Government of India regulatory authority finds that we violated Indian law by failing to restrict certain payments from being made, it could lead to certain penalties being imposed on us or we may cease providing services to Indian resident customers altogether if it is determined that our services to Indian resident customers are licensable in India and we cannot, or decide not to, obtain a license. Additionally, in Latvia, the Latvian Financial and Capital Market Commission (the “Commission”) notified us of their belief that we were in breach of Latvian law as a result of processing gambling payments between Latvian customers and gambling operators that do not have a local license. Following engagement with the Commission, we asserted that we were not in breach of Latvian law and currently have not received a response.

We have policies and procedures in place that are designed to ensure that we comply with applicable rules regarding card brands, regulated verticals and bank sponsor requirements. However, these policies and procedures may not always be effective. If we provide services, intentionally or unintentionally, to gaming and sports betting and foreign exchange trading companies that do not have proper regulatory authorizations, we could be subject to fines, penalties, reputational harm or other negative consequences. Other jurisdictions have updated legislation to pass laws to regulate online gambling but only to permit license holders to supply services in that jurisdiction, some of which laws purport to have an extra territorial effect and which specifically preclude payment support of any gambling transactions, with powers to request the co-operation of banks and card issuers, or, in some jurisdictions, to criminalize the support they provide. Nevertheless, the legality of online gambling and the provision of services to online gambling merchants and customers is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents, including in relation to determining in which jurisdiction the game or the bet takes place and, therefore, which law applies and where the transaction should be taxed. This uncertainty creates a risk for us that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine our activities to be illegal. This could lead to criminal or civil actions being brought against our customers, merchants, us or any of our directors, or us (or our merchants or customers) being forced to cease doing business in a particular jurisdiction, all or any of which may, individually or collectively, materially and adversely affect our results of operations and financial condition and damage our reputation.

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Wallet and our eCash Solutions businesses (each of which primarily provides services to the online gambling industry) represent approximately 51% of our revenue for the year ended December 31, 2020. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

While we do not provide gambling services, it is possible that we could be found to be acting unlawfully for processing gambling related payments. For example, we previously processed payments in connection with online gambling in the United States until the passage of the Unlawful Internet Gambling Enforcement Act (“UIGEA”), which banned the processing of payments related to illegal online gambling in the United States, in 2006. Within days of enactment of the UIGEA, we announced our intention to withdraw from the U.S. market. However, in January 2007 the Office of the United States Attorney for the Southern District of New York (the “USAO”) initiated criminal actions against us and two former senior executives and founding shareholders of NETELLER related to gambling and unlicensed money transmitting violations, seized approximately $60 million in customer funds that were in transit with our payment processors and prohibited us from engaging in any further transactions with U.S. banks, effectively preventing our customers from withdrawing their funds. As a result, we suspended all U.S. gambling-related processing and negotiated a plan to facilitate the complete return of funds to our U.S. customers. In July 2007, we entered into a deferred prosecution agreement (“DPA”) with the USAO, providing for forfeiture of $136 million, completion of the return of funds to U.S. customers, imposition of an ongoing obligation to cooperate with any further USAO inquiries and the appointment of a forensic accounting firm to monitor our activities in order to ensure we continued to comply with the UIGEA. All of our U.S. customers subsequently had their money returned, and the USAO obtained dismissal of the complaint and terminated the DPA in August 2009. Both former founders of NETELLER pled guilty to a single count of conspiracy to violate U.S. gambling and money-transmitting laws and agreed to a combined forfeiture of $100 million. None of the management or directors at the time of the DPA are now employed by the Company.

If we were found to be acting unlawfully for processing online gambling payments in any jurisdiction, it could have a material adverse effect on our reputation, operations and financial performance. Additional civil, criminal or regulatory proceedings could also be brought against us and/or our directors, executive officers and employees as a result. We could also be joined to proceedings brought against a merchant or other third parties for tracing claims resulting in the seizure of funds. Any such proceedings would potentially have cost, resource and reputational implications, and could have a material adverse effect on our results of operations, financial performance and future prospects and on our ability to retain, renew or expand our portfolio of licenses. Moreover, even if successfully defended, the process may result in us incurring considerable costs and require significant management resource and time.

In addition to gambling related payments, our payment systems may be used for potentially illegal or improper uses, including the fraudulent sales of goods or services, illegal sales of controlled substances or to facilitate other illegal activity. Such usage of our payment systems may subject us to claims, individual and class action lawsuits, government and regulatory investigations, inquiries or requests that could result in liability and reputational harm for us. Changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities, and government authorities may consider additional payments-related proposals from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions that are peripherally involved in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

We are subject to financial services regulatory risks.

Certain of our subsidiaries in the UK are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e-money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. We have the appropriate licenses and permissions to act as an e-money issuer in the UK.

Additionally, we have obtained authorization from the CBI for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services) and have completed the necessary passporting notifications necessary to operate in other European Economic Area (“EEA”) jurisdictions. As with the FCA, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

EU laws and regulations are typically subject to different and potentially inconsistent interpretations by the local authorities in EU member states, which can make compliance more costly and operationally difficult to manage. Moreover, countries that are EU members may each have different and potentially inconsistent domestic regulations implementing European Directives, including the Revised Payment Services Directive (“PSD2”), which may further increase compliance costs and operational complexity. As a result of PSD2, we have had to make changes which impacted our business. PSD2 seeks to enable new payment models whereby a newly formed category of regulated payment provider would be able to access bank and payment accounts (including our customers’ payment accounts) for the purposes of accessing account information or initiating a payment on behalf of a customer. Such access could subject us to data security and other legal and financial risks and could create new competitive forces and new types of competitors in the European payments market. PSD2 imposes new standards for payment security and strong customer authentication that may make it more difficult and time consuming to authorize a transaction, which may adversely impact our customer value proposition and its European business.

Additionally, Skrill USA is registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) as a money services business and is regarded as a money transmission business in the United States. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so, with licenses pending. As a result, we are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed, and are subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has authority to interpret, enforce and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act also empowers state attorneys general and other state officials to enforce federal consumer protection laws under specified conditions.

Although we have the authorizations and licenses referred to above, we issue e-money to customers in over 120 countries and territories and we are not licensed as an e-money issuer in the vast majority of these jurisdictions. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis.

Due to ongoing developments in e-money regulation, we obtain advice from external counsel as required in order to assess any applicable risk and, where necessary, will limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. For example, we are evaluating whether payments laws enacted in Russia in June 2019 will impact our ability to continue operating in that jurisdiction, and in Norway, we intend to cease processing gambling payments following an approach by a local regulator. We believe that the likelihood of any enforcement action by a regulator is low due to factors such as the operation of the services through the internet on a cross-border basis from a country in which the relevant entity holds a license, the limited extent of our activities in the respective jurisdictions, the lack of enforcement action against similar payment processors, the lack of a physical presence in the respective jurisdictions and the effective management of our relationships with our customers. However, the adoption of new money transmitter or other licensing statutes in the jurisdictions in which we operate, changes in regulators’ interpretation of existing money transmitter or other licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties.

We are not aware of any circumstances that may result in us being in breach of the terms of our e-money issuer, payment initiation service provider or money transmitter licenses that would be likely to lead to a revocation or termination of such licenses or a material restriction on such licenses, nor are we aware of any current or pending financial, civil or criminal proceedings asserted against us in connection with a failure to hold a license in any relevant jurisdiction. However, if we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any countries from which we accept merchants or customers, including as a result of any failure by our employees to apply correctly our anti-money laundering procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to a financial liability, civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

We are subject to current and proposed regulation addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.

We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, storage, destruction, security, processing, transfer, and sharing of personal information about our customers and employees in the countries where we operate. Our business relies on the processing of data in many jurisdictions and the movement of data across national borders. As a result, much of the personal information that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships. These laws and regulations may at times be conflicting, and the requirements to comply with these regulations could result in a negative impact to our business.

Regulatory scrutiny of privacy, data protection, and the collection, use, storage, destruction, security, processing, transfer and sharing of personal information is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing and blockchain technology. Additionally, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business.

For example, we are subject to enhanced compliance and operational requirements under the General Data Protection Regulation (“GDPR”), which became effective in May 2018. Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. The GDPR applies to companies processing personal data of EU residents, imposes a strict data protection compliance regime with severe penalties for noncompliance of up to the greater of 4% of worldwide annual turnover or €20 million. The penalties for noncompliance with the GDPR could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have incurred and we expect to continue to incur significant expenses to meet the obligations of the GDPR, which have required us to make significant changes to our business operations.

Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit country-specific data protection legislation and which have created inconsistencies, on a country-by-country basis. Brexit and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK and could result in the application of new data privacy and protection laws and standards to our operations in the UK, our handling of personal data of users located in the UK, and transfers of personal data between the EU and UK. The UK GDPR, effective as of January 1, 2021, and the UK Data Protection Act of 2018 (as amended on January 1, 2021) and which supplements the UK GDPR, now apply to our processing of personal data in the UK and elsewhere, if the processing is of UK residents. While the UK GDPR broadly mirrors the GDPR, it is still unclear what legal mechanisms will be required to transfer personal data from the EU to the UK under the GDPR. The UK and EU Trade and Cooperation Agreement (“TCA”) permits data transfers from the EU to the UK to continue without restriction for four months post-Brexit (including a potential extension of two months) while the EU considers the UK’s application for adequacy of its data protection procedures. Such an adequacy decision would permit personal data transfers between the EU and UK without further safeguards in place (such as standard contractual clauses). If the UK does not receive an adequacy decision from the EU, we may be required to implement new processes and put new agreements in place, such as standard contractual clauses, to govern any transfers of personal data from the EU to the UK. In addition, while the UK data protection regime currently permits data transfers from the UK to the EU and other third countries covered by a European Commission (“EC”) adequacy decision, and currently includes a framework to permit the continued use of EU standard contractual clauses and binding corporate rules for personal data transfers from the UK to third countries, this is subject to change in the future, and any such changes could impact our ability to transfer personal data from the UK to the EU and other third countries.

Additionally, Brexit and the subsequent implementation of the UK GDPR will expose us to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations.

Meanwhile, the Court of Justice of the European Union (“CJEU”) issued a decision on July 16, 2020 (commonly known as “Schrems II”) invalidating the EU-U.S. Privacy Shield Framework, a previously lawful mechanism of transfer for personal data from the EU to the United States. While the Schrems II decision did not invalidate standard contractual clauses, another lawful mechanism for making cross-border transfers, the decision has called their validity into question under certain circumstances, and has made the legality of transferring personal information from the EU to the United States more uncertain, and it may require government cooperation to resolve this issue. The issues and risks arising from the Schrems II decision, apply equally to transfers of personal information from the EU to any country which has not received an adequacy finding by the European Commission. Other jurisdictions could require us to make additional changes to the way we conduct our business and transmit data between the United States, the UK, the EU and the rest of the world.

Any failure, or perceived failure, by us to comply with our privacy policies, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which could subject us to significant awards, fines, sanctions (including prohibitions on the processing of personal information), penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm our business.

Policymakers around the globe are using these GDPR requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. In addition, there are new state laws in the United States governing the collection and processing of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”) and as of March 2, 2021, the Virginia Consumer Data Protection Act (“VCDPA”), which will become effective January 1, 2023). The CCPA imposes stringent data privacy and data protection requirements for the personal data of California residents, and provides for government penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting certain un-redacted or non-encrypted personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act, which will come into effect on January 1, 2023, applying to personal data collected on or after January 1, 2022. As a result of these constant changes, it is still not certain how the various provisions of the CCPA and the CPRA will be interpreted and enforced. The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. The effects of the CCPA are potentially far-reaching, however, and may require us to continue to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Certain other state laws impose or are in the process of imposing similar privacy obligations, including the recently passed VCDPA, that may be different from those under the CCPA, and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of personal information to affected individuals, state officers and/or others. The use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. For example, Illinois has passed the Biometric Information Privacy Act (“BIPA”), Texas and Washington have passed similar laws, and other states plan to pass similar laws. The application of privacy laws to new technology, particularly in the area of artificial intelligence and machine learning, is not always clear and can pose additional regulatory risk and material harm to our business operations.

Some jurisdictions are also considering requirements for businesses that collect, process and/or store data within their borders (“data localization”), as well as prohibitions on the transfer of data abroad, leading to technological and operational implications. Other jurisdictions are considering adopting sector-specific regulations for the payments industry, including forced data sharing requirements or additional verification requirements that overlap or conflict with, or diverge from, general privacy rules. Failure to comply with these laws, regulations and requirements could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, financial condition, and reputation. Collective or class-action litigations relating to data privacy violations are permitted under the GDPR and are beginning to arise in the EU, and are no longer unique to the United States. We may also be exposed to similar lawsuits in the UK with respect to Brexit.

Regulation of privacy and data protection and information security often requires monitoring of and changes to our data practices in regard to the collection, use, disclosure, storage, transfer and/or security of personal information. We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations, such as the GDPR in the EU, the GDPR in the UK, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) in Canada (including its provincial laws) and the CCPA, CPRA, VCDPA and BIPA in the United States, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. New requirements or reinterpretations of existing requirements in these areas, or the development of new regulatory schemes related to the digital economy in general, may also increase our costs and could impact the products and services we offer and other aspects of our business, such as fraud monitoring, the development of information-based products and solutions and technology operations. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. Any of these developments could materially and adversely affect our overall business and results of operations.

In addition, fraudulent activity could encourage regulatory intervention, which could damage our reputation and reduce the use and acceptance of our integrated products and services or increase our compliance costs. Criminals are using increasingly sophisticated methods to capture consumer account information to engage in illegal activities such as counterfeiting or other fraud, including setting up fake Paysafe websites or using stolen credentials from the dark web to attack customer accounts, where such customers are using the same credentials across multiple sites or accounts. While we are taking measures we believe will make payments more secure, increased fraud levels involving our products and services, or misconduct or negligence by third parties servicing our products and services, could lead to regulatory intervention, such as enhanced security requirements, as well as damage to our reputation.

Legal, political and economic uncertainty surrounding Brexit and the nature of the future relationship between the UK and the EU is likely to be a source of instability in international markets, could cause disruption to and create uncertainty surrounding our business and result in new regulatory challenges and costs.

The UK left the EU on January 31, 2020, but remained in the EU’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the UK and the EU announced that they had agreed to a new a trade and cooperation deal (the “Trade and Cooperation Agreement”) governing certain aspects of the future relationship between the UK and the EU. The Trade and Cooperation Agreement was formally approved by the UK parliament on December 30, 2020 and applies provisionally from January 1, 2021. It is currently expected to be formally ratified by the EU parliament by April 30, 2021. The Trade and Cooperation Agreement provides clarity in respect of the intended shape of the future relationship between the UK and the EU and some detailed matters of trade and cooperation. However, there remain uncertainties related to Brexit and the relationship between the UK and the EU which will continue to be developed and defined and could cause instability in EU, UK or worldwide political, regulatory, economic or market conditions. Any Brexit-related effects are likely to be compounded by the effects of the COVID-19 pandemic. See “—Risks Related to COVID-19—The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.”

We have significant operations in the UK and the EU. A withdrawal from the EU is unprecedented, and it is unclear how the UK’s access to the EU’s single market for goods, capital, services and labor within the EU and the wider commercial, legal and regulatory environment, will impact our UK operations. Lack of clarity about future UK laws and regulations, as the UK determines which EU laws and regulations to keep or replace in the UK, or how such laws and regulations may be changed, may adversely impact the behavior of our customers and increase costs and cause disruption to our business. There are likely to be changes in the legal rights and obligations of commercial parties across all industries, particularly in the services sector (including financial services), and we are likely to face new regulatory costs and challenges as a result of Brexit that could have an adverse effect on our operations and development programs, consumer and investor confidence and the level of consumer discretionary purchases, thereby impacting the use of our payments services by merchants.

In addition, Brexit could also result in increasingly divergent laws, regulations, and licensing requirements for us over time. Brexit could lead to legal uncertainty and increased complexity for financial services firms if national laws and regulations in the UK start to diverge from EU laws and regulations. While we have obtained the necessary licenses, completed the necessary passporting notifications from the CBI, opened and staffed an additional office in Ireland and completed the transfer of our EEA business to enable the continuation of operations within ongoing EEA jurisdictions after the end of the Transition Period, there may still continue to be uncertainty surrounding the consequences of Brexit, which could negatively impact our business, financial condition, results of operations and cash flows. For example, applicable tax rules and regulations concerning the transfer of assets and operations from the UK to EEA jurisdictions are complex and subject to significant judgment and interpretation. If HMRC or other applicable tax authorities were successful in challenging our conclusions in this regard, we may be liable for material additional taxes and penalties. In addition, political decisions could result in the relocation of businesses and people, cause business interruptions, cause currency fluctuations (including in relation to the British Pound), lead to trade restrictions and increases in or the imposition of trade tariffs, lead to economic recession or depression and impact the stability of the financial markets, the availability of credit, political systems, financial institutions and the financial and monetary system. By extension, this could impact our business and/or envisioned business arrangements, licenses and contingency plans, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds resulting from criminal activities. Facilitating financial transactions over the internet creates a risk of fraud and ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Applicable money laundering regulations require firms to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. At present, for instance, in the UK and Ireland, a senior member of staff needs to be appointed and approved by the FCA or by the CBI, respectively, to oversee appropriate policies and procedures. Regulators globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. In the EU, the implementation of the Fifth Anti-Money Laundering Directive (“MLD5”) (which had to be transposed by each Member State by 10 January 2020) amended the Fourth Anti-Money Laundering Directive by (among other things) limiting the scope of customer due diligence exemptions for electronic money products and revising the monitoring requirements of existing customers. The implementation of MLD5 and the consequent potential for divergence in interpretation and application by EU Member States may make compliance more costly and operationally difficult to manage, lead to increased friction for customers, and result in a decrease in business. In the United States, the BSA requires among other things, money services businesses (such as money transmitters and providers of prepaid access) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. We are also subject to regulatory oversight and enforcement by FinCEN and have registered Skrill USA with FinCEN as a money services business. Any determination that we have violated the anti-money-laundering laws could have a material adverse effect on our financial condition, results of operations and future prospects. For example, the BSA requires us to report currency transactions in excess of $10,000, including identification of the customer by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $2,000 that we know, suspect or have reason to believe involves funds derived from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of such funds. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

Our customers reside in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions and our wider customer base accesses our services online. We are subject to anti-money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Where a customer resides in a jurisdiction outside of Europe in which we do not consider ourselves to be conducting a regulated activity, we follow the home state laws of the relevant Group regulated entities and our group policies which seek to apply the highest common standard regardless of the residency of that customer. We believe that these processes are of the requisite standard, although there can be no guarantee that they meet all the requirements of other jurisdictions. However, if we were to violate laws or regulations governing money transmitters or electronic fund transfers, either in Bermuda, the UK, Ireland, Switzerland, the United States, Canada or elsewhere, including as a result of any failure by our employees to apply correctly our KYC procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether.

We are also subject to rules and regulations imposed by, amongst others, the European Union, HM Treasury and OFAC restricting the transfer of funds to certain specifically designated countries. While we believe that we have in place appropriate systems and procedures to ensure that transfers to merchants or customers in countries on watch lists are not executed, there can be no guarantee that such controls are, or will continue to be, effective and any sanctions imposed by any regulatory body on us for executing a transfer to a country on a watch list could have a material adverse effect on our results of operations, financial condition and future prospects.

Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a qualifying holding in those entities. See “Item 4.B. Business Overview—Licensing and Regulation—Payments Regulation” of this Report and “Description of the Company’s Securities” set forth in the Form F-4, which is incorporated herein by reference. On the basis of these regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the CBI.

Noncompliance with those requirements constitutes a criminal offense that may lead to criminal prosecution, as well a violation of applicable laws governing the payment services and electronic money industry in the relevant jurisdictions, which may lead to injunctions, penalties and sanctions against the Company’s regulated subsidiaries as well as the person seeking to hold, acquire or increase the qualifying holding (including, but not limited to, substantial fines, public censure and prison sentences), may subject the relevant transactions to cancellation or forced sale, and may result in increased regulatory compliance requirements or other potential regulatory restrictions on our business (including in respect of matters such as corporate governance, restructurings, mergers and acquisitions, financings and distributions), enforced suspension of operations, cancellation of corporate resolutions made on the basis of such qualifying holding, restitution to customers, removal of board members, suspension of voting rights and variation, cancellation or withdrawal of licenses and authorizations. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations.

In addition, uncertainty and inconvenience created by those regulatory requirements may discourage potential investors from acquiring 10% or more of our shares, which may in turn reduce the value of the shares.

We may not be able to adequately protect or enforce our intellectual property rights, or third parties may allege that we are infringing their intellectual property rights.

Our success and ability to compete in various markets around the world depends, in part, upon our proprietary technology. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures and contractual measures. We rely on copyright, trade secret and trademark laws to protect our technology, including the source code for proprietary software, and other proprietary information. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality and invention assignment agreements entered into with our employees and contractors and confidentiality agreements with parties with whom we conduct business. We have not applied for any patents in respect of our electronic payment processing systems and cannot give assurances that any patent applications will be made by us in the future or that, if they are made, will be granted.

We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities.

Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction, or that contractual arrangements and other steps that we have taken to protect our intellectual property will prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. If we are unable to prevent third parties from adopting, registering, or using trademarks and trade dress that infringe, dilute, or otherwise violate our trademark rights, the value of our brands could be diminished and our business could be adversely affected. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Any failure to adequately protect or enforce our intellectual property rights, or the significant costs incurred in doing so, could diminish the value of our intangible assets and materially harm our business.

Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may potentially cause us to lose market share or otherwise harm our business and ability to compete. There can be no assurance that the intellectual property we own or license will provide competitive advantages or will not be challenged or circumvented by our competitors.

We are, from time to time, subject to litigation related to alleged infringement of other parties’ patents. As the number of products in the technology and payments industries increases and the functionality of these products further overlaps, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to intellectual property infringement and other claims. These risks have been amplified by the increase in so-called non-practicing entities, third parties whose sole or primary business is to assert such claims. Even if we believe that any of these intellectual property related claims are without merit, litigation may be necessary to determine the validity and scope of the patent or other intellectual property rights of others. The ultimate outcome of any alleged infringement claim is often uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. Alternatively, we may, from time to time, determine to incur the costs required to obtain a third party patent license so as to avoid the uncertainty, significant costs and potentially negative publicity associated with patent litigation. We may not be able to obtain licenses to relevant intellectual property on commercially reasonable terms or at all, and such inability could materially harm or restrict our business. Even if we were able to obtain such a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business.

Our use of open source software could compromise our ability to offer our products or services and subject us to possible litigation.

We use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. Despite our efforts to monitor our use of open source software and compliance with applicable license terms (for example through our using of monitoring software to assess vulnerability and licensing implication), we cannot guarantee we comply with all terms of open source licenses applicable to us, and we could be required by the terms of applicable open source software licenses to publicly disclose all or part of the proprietary source code to our software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of some open source licenses are ambiguous, and third parties may claim that we have violated terms of open source licenses even if we believe we comply. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could be harmful to our business, financial condition and results of operations.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property that is important to our business, including technologies, data and software from third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property, technology, or data. Certain of our agreements may provide that intellectual property arising under these agreements, such as data valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use such data or may not have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor could cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business could suffer if any current or future licenses expire or are terminated, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, or at all. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Changes in tax law, changes in our effective tax rate or exposure to additional tax liabilities could affect our profitability and financial condition.

We carry out our business operations through entities in multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to foreign tax laws. The foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates as well as by the positioning of our cash balances globally. If statutory tax rates or tax bases were to increase or if changes in tax laws, regulations or interpretations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted.

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, various levels of government and international organizations, such as the OECD and the EU, increasingly focus on future tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. Additionally, tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in internet commerce and financial technology. These developing changes could affect our financial position and results of operations. In particular, due to the global nature of the internet, it is possible that tax authorities at the international, federal, state, and local levels may attempt to regulate our transactions or levy new or revised sales & use taxes, VAT, digital services taxes, income taxes, or other taxes relating to our activities in the internet commerce and financial technology space. New or revised taxes, in particular, sales & use taxes, VAT, and similar taxes, including digital service taxes, would likely increase the cost of doing business. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Furthermore, any changes in other jurisdictions to the political and social perception of running a business out of a tax-friendly jurisdiction (such as Bermuda) or any action by HMRC or any other tax authority to investigate our tax arrangements could result in adverse publicity and reputational damage for us, which could have an adverse effect on our business, financial condition, results of operations and prospects. For example, in January 2019, HMRC introduced its Profit Diversion Compliance Facility (“PDCF”), the focus of which is to target, and subsequently bring into the charge to tax, transactions which are considered to result in a diversion of profits from the UK corporation tax net. We are engaged in submissions and correspondence with HMRC in connection with the PDFC, primarily relating to legacy transfer pricing policies. Transfer pricing is an inherently subjective area requiring significant management judgments. If HMRC or any other tax authority is successful in challenging our tax arrangements, we may be liable for additional tax and penalties and interest related thereto, which may have a significant impact on our business, financial condition, results of operations and prospects.

We may be affected by Sections 1471-74 of the Code (“FATCA”) and other cross border automatic exchange of information provisions.

In light of FATCA, certain non-U.S. financial institutions (“foreign financial institutions” or “FFIs”) are required to register with the U.S. Internal Revenue Service (“IRS”) to obtain a Global Intermediary Identification Number (“GIIN”) and comply with the terms of FATCA, including any applicable intergovernmental agreement (“IGA”) and any local laws implementing such agreement or FATCA. Based on our current operations and business activities, including our Digital Wallet business, we have registered certain of our subsidiaries, and may be required to register additional subsidiaries, as FFIs and will therefore be required to register with the IRS to obtain a GIIN, and required to comply with the terms of any applicable IGA. Failure to comply with FATCA (including as the same may be implemented under the terms of any applicable IGA) could subject certain payments of U.S. source fixed, determinable, annual, or periodical income made to us to 30% FATCA withholding tax. Further, our FFI subsidiaries would need to perform diligence on their existing and new customers, provided that their account balances reached certain thresholds, including obtaining self-certifications regarding the account holder’s citizenship or tax residence in the United States. They would then be required to report certain information about their U.S. accountholders to either the IRS or their local tax authorities (which will in turn provide such information to the IRS). This reporting requirement could potentially dissuade customers from doing business with us.

We are regularly subject to litigation, regulatory actions and government inquiries.

We may be and in some cases have been subject to claims, lawsuits (including class action lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other adverse legal proceedings involving areas such as intellectual property, consumer protection, privacy, data protection, biometric data processing, gambling, labor and employment, immigration, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters. See “Item 4.B. Business Overview—Legal Proceedings.” For example, Al’s Pals Pet Care, LLC, et al. filed a class action lawsuit in 2017 against Woodforest National Bank (“Woodforest”) and its former payment processing affiliate that we acquired in August 2017, Merchants’ Choice Payment Solutions (“MCPS”). The lawsuit alleged, in claims extending back to December 2013, that sales agents of MCPS were enrolling merchants without properly disclosing that those merchants were switching payment services providers. In addition, it was alleged that merchants were assessed unauthorized charges by MCPS. Woodforest and Paysafe Payment Processing Solutions, LLC (“Paysafe Payment”), as successor to MCPS, settled the lawsuit in January 2019 for a maximum of $15 million. The settlement was funded from an escrow account established in connection with our acquisition of MCPS. The number and significance of disputes and inquiries may increase as our business expands in scale, scope and geographic reach, and our products and services increase in scale and complexity. In addition, the laws, rules and regulations affecting our business, including those pertaining to internet and mobile commerce, data protection, payments services, and credit, are subject to evolving interpretation by the courts and governmental authorities, and the resulting uncertainty in the scope and application of these laws, rules, and regulations increases the risk that we will be subject to private claims and governmental actions alleging liability on our part. Further, our focus on specialized industry verticals exposes us to a higher risk of losses resulting from investigations, regulatory actions and litigation. See “—Risks Related to Paysafe’s Business and Industry—Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.”

The scope, outcome, and impact of any claims, lawsuits, government investigations, disputes, and other legal proceedings to which we are subject cannot be predicted with certainty. Regardless of the outcome, such matters can have an adverse impact, which may be material, on our business, financial condition and results of operations because of legal costs, diversion of management resources, reputational damage, and other factors. Determining reserves for our pending litigation and regulatory proceedings is a complex, fact-intensive process that involves a high degree of discretionary judgment. Resolving one or more of such legal and regulatory proceedings or other matters could potentially require us to make substantial payments to satisfy judgments, fines, or penalties or to settle claims or proceedings, any of which could materially and adversely affect our business, financial condition and results of operations. These proceedings could also result in reputational harm, criminal sanctions, consent decrees, or orders that prevent us from offering certain products or services, cause us to withdraw from certain markets or terminate certain relationships, require us to change our business practices in costly ways, or develop non-infringing or otherwise altered products or technologies. Any of these consequences could materially and adversely affect our business, financial condition, results of operations and future prospects.

Risks Related to Paysafe’s Indebtedness

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to engage in acquisitions, our ability to react to changes in the economy or our industry or our ability to pay our debts, and could divert our cash flow from operations to debt payments.

We are highly leveraged. As of December 31, 2020, on a pro forma basis after giving effect to the Business Combination, the total principal amount of our debt was approximately $2.1 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. Our credit agreements contain covenants that restrict our subsidiaries from making distributions, subject to certain baskets and exceptions, which may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to shareholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase. See “Description of Certain Indebtedness” set forth in the Form F-4, which is incorporated herein by reference.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of December 31, 2020, on a pro forma basis after giving effect to the Business Combination, the Company held approximately $2.1 billion of outstanding debt at variable interest rates. We have entered into interest rate caps maturing on December 31, 2021 and interest rate swaps maturing on December 31, 2023 with combined notional amounts of $1.9 billion, which may mitigate the exposure to changes in interest rates. However, if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Further, our USD First Lien Term Loan, USD Second Lien Term Loan and First Lien Revolving Credit Facility (each, as defined in “Description of Certain Indebtedness”) bear interest at a rate that varies depending on the London Interbank Offered Rate (“LIBOR”). The FCA, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021 and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. Changes in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark rate may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. dollar LIBOR rate is unavailable after 2021, the interest rates on our USD First Lien Term Loan and USD Second Lien Term Loan will be determined using various alternative methods, any of which may result in interest obligations that are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our results of operations and financial condition.

Our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which could prevent us from capitalizing on business opportunities.

The agreements that govern our credit facilities impose significant operating and financial restrictions on us. These restrictions limit the ability of certain of our subsidiaries to, among other things:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations or make fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase share capital;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	enter into certain burdensome agreements;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, with respect to the First Lien Revolving Credit Facility, certain of our subsidiaries are required to maintain a maximum consolidated first lien net leverage ratio not to exceed 9.00:1.00, tested at the end of each quarter in which the principal amount of the First Lien Revolving Credit Facility outstanding exceeds 40% of the total commitments under such facility at such time. Furthermore, the Paysafe Payment Credit Agreement requires Paysafe Payment to maintain, as of the last day of each four fiscal quarter period, (i) a minimum fixed charge coverage ratio, (ii) a maximum leverage ratio and (iii) a minimum liquidity amount. For additional information, see “Item 3.B. Capitalization and Indebtedness” of this Report.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our business may be adversely impacted by changes in currency exchange rates.

As we operate across multiple jurisdictions and currencies, changes in currency exchange rates could lead to adverse impacts on our financial assets and liability, and in particular on our external debt and intercompany transactions. A deterioration in reported earnings as a result of currency exchange rate fluctuations could lead to a covenant breach and result in an event of default in our agreements relating to our outstanding indebtedness which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Upon a change of control, all of our outstanding debt under our credit facilities would become immediately due and payable.

Upon a change of control, as defined under our Senior Facilities Agreement, all of our outstanding debt under the Senior Facilities Agreement would be immediately due and payable. A person or group of persons acting in concert (other than with the CVC Investors and the Blackstone Investors and any person directly or indirectly controlled by any of them) acquiring (directly or indirectly) more than 50% of the Company Common Shares would constitute a change of control under our credit agreements. In order to obtain sufficient funds to repay our debt if a change of control occurs, we expect that we would have to refinance our debt. We cannot assure you that we would be able to refinance our debt on reasonable terms, if at all. Our failure to repay all outstanding debt which becomes due and payable due to a change of control would trigger an event of default under the applicable credit agreement and may be an event of default under one or more of our other agreements. Moreover, such an event of default under one credit facility may cause the acceleration of our other debt under our other credit facilities. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under our debt agreements. Such restrictions could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our shareholders may deem advantageous, or negatively affect the trading price of the Company Common Shares.

Repayment of our debt is dependent on cash flow generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own all of our assets and conduct all of our operations. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available by dividend, debt repayment or otherwise.

Unless they are obligors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on such indebtedness or to make funds available to the notes issuers for that purpose. Our non-guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each non-guarantor subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our non-guarantor subsidiaries. While limitations on our subsidiaries restrict their ability to pay dividends or make other intercompany payments, these limitations are subject to certain qualifications and exceptions.

In the event that we are unable to receive distributions from our subsidiaries or make other intercompany payments, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flow could affect our ability to execute our strategic plans.

Organic growth opportunities are an important element of our strategy. See “Item 4.B. Business Overview—Our Growth Strategies.” We may not generate sufficient cash flow to finance such growth plans. Consequently, the execution of our growth strategy may require access to external sources of capital, which may not be available to us on acceptable terms, or at all. Limitations on our access to capital, including on our ability to issue additional debt or equity, could result from events or causes beyond our control, and could include decreases in our creditworthiness or profitability, significant increases in interest rates, increases in the risk premium generally required by investors, decreases in the availability of credit or the tightening of terms required by lenders. Any limitations on our ability to secure external capital, continue our existing finance arrangements or refinance existing financing obligations could limit our liquidity, financial flexibility or cash flow and affect our ability to execute our strategic plans, which could have a material adverse effect on our business, results of operations and financial condition.

Our consolidated financial statements include significant intangible assets which could be impaired.

We carry significant intangible assets on our statement of financial position. As of December 31, 2020, on an adjusted basis after giving effect to the Business Combination, we had $1.5 billion of intangible assets, including $113.3 million in brands, and $3.5 billion in goodwill. Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge. The COVID-19 pandemic and its impact on our business was an impairment indicator that we assessed. See “—Risks Related to COVID-19—The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.” Due to the impairment indicators triggered by the COVID-19 pandemic that began in March 2020 and the effect of the resulting uncertainty on future performance, we performed an assessment of goodwill and intangible assets at March 31, 2020. We then performed our annual goodwill impairment test on October 1, 2020 and also assessed our intangible assets for impairment as of September 30, 2020 and for the most recent reporting date as of December 31, 2020. Should the impact of the COVID-19 pandemic on our revenue be more severe or of longer duration than assumed in the downside sensitivity, the goodwill balance may be at risk of impairment. Other intangible assets, such as trademarks and customer relationships, are amortized across their useful economic lives. However, if impairment indicators are present, we are required to test such intangible assets for impairment.

Risks Related to the U.S. Federal Income Tax Treatment of the Business Combination and Paysafe

The IRS may not agree that Paysafe (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Paysafe, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Bermuda incorporated entity, would generally be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Paysafe is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Paysafe would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by Paysafe to non-U.S. holders of Paysafe’s securities would be subject to U.S. withholding tax. In addition, even if Paysafe is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that ownership attributable to former FTAC Stockholders exceeds a threshold amount. If it were determined that Paysafe is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends by Paysafe would not qualify for “qualified dividend income” treatment, and U.S. affiliates of Paysafe could be subject to increased taxation under the inversion gain rules and Section 59A of the Code.

As more fully described in “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of Paysafe,” set forth in the Form F-4, which is incorporated herein by reference, Paysafe believes it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or otherwise be subject to unfavorable treatment as a surrogate foreign corporation under Section 7874 of the Code. However, whether the requirements for such treatment have been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. No IRS ruling has been requested or will be obtained in connection with the Business Combination. Furthermore, the interpretation of Treasury regulations relating to the required ownership of Paysafe is subject to uncertainty and there is limited guidance regarding their application. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If a United States person is treated as owning at least 10% of Company Common Shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Company Common Shares, such person may be treated as a “United States shareholder” with respect to each of Paysafe and its direct and indirect subsidiaries (the “Paysafe Group”) that is a “controlled foreign corporation.” If the Paysafe Group includes one or more U.S. subsidiaries, under recently enacted rules, certain of Paysafe’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Paysafe is treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules). Immediately following the Business Combination, the Paysafe Group includes a U.S. subsidiary.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Paysafe cannot provide any assurances that it will assist holders in determining whether any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations. United States persons should consult with their tax advisor regarding the potential application of these rules.

If Paysafe were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Company Common Shares could be subject to adverse United States federal income tax consequences.

If Paysafe is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined in “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Holders” set forth in the Form F-4, which is incorporated herein by reference) holds Company Common Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. Paysafe does not believe that it was a PFIC for its prior taxable year and does not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Paysafe will not be treated as a PFIC for any taxable year.

If Paysafe were treated as a PFIC, a U.S. holder of Company Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules” set forth in the Form F-4, which is incorporated herein by reference. U.S. holders of Company Common Shares should consult with their tax advisor regarding the potential application of these rules.

Risks Related to Paysafe’s Business, Operations and Corporate Structure Following the Business Combination

Paysafe will rely on its operating subsidiaries to provide it with funds necessary to meet Paysafe’s financial obligations and Paysafe’s ability to pay dividends may be constrained.

Paysafe operates through a holding structure. Paysafe is a holding company with no material, direct business operations. Paysafe’s only assets are its direct and indirect equity interests in its operating subsidiaries. As a result, Paysafe is dependent on loans, dividends and other payments from these subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of dividends. The ability of Paysafe’s subsidiaries to make such distributions and other payments depends on their earnings and may be subject to contractual or statutory limitations, such as limitations imposed by Paysafe’s financing facilities to which Paysafe’s subsidiaries are borrowers or guarantors or the legal requirement of having distributable profits or distributable reserves. For additional information, see “Item 8.A. Consolidated Statements and Other Financial Information” of this Report. As an equity investor in Paysafe’s subsidiaries, Paysafe’s right to receive assets upon a subsidiary’s liquidation or reorganization will be structurally subordinated to the claims of such subsidiary’s creditors. To the extent that Paysafe is recognized as a creditor of a subsidiary, its claims may still be subordinated to any security interest in or other lien on such subsidiary’s assets and to any of its debt or other obligations that are senior to Paysafe’s claims.

The actual payment of future dividends on the Company Common Shares and the amounts thereof depend on a number of factors, including, inter alia, the amount of distributable profits and reserves, including capital contribution reserves (which can be reduced by losses in a current year or carried forward from previous years), Paysafe’s capital expenditure and investment plans, revenue, profits, financial condition, Paysafe’s level of profitability, leverage ratio (as such term is defined under our credit agreements), applicable restrictions on the payment of dividends under applicable laws, compliance with credit covenants, general economic and market conditions, future prospects and such other factors as the Paysafe board of directors may deem relevant from time to time. There can be no assurance that the abovementioned factors will facilitate or allow adherence to Paysafe’s dividend policy. Paysafe’s ability to pay dividends may be impaired if any of the risks described in this section “Risk Factors” were to occur. As a result, Paysafe’s ability to pay dividends in the future may be limited and Paysafe’s dividend policy may change. Paysafe’s board of directors will revisit Paysafe’s dividend policy from time to time.

Our Principal Shareholders exercise significant influence over us and their interests may conflict with ours or yours in the future.

Our Principal Shareholders beneficially own approximately 49.5% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. For so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares.

Paysafe has identified material weaknesses in its internal controls over financial reporting and if our remediation of such material weaknesses is not effective, or if we are unable to develop and maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which could have a material adverse effect on our business.

Management has identified the following material weaknesses, affecting each of the five components of the Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organization of the Treadway Commission (“COSO 2013”), which have caused management to conclude that as of December 31, 2020 we did not maintain an effective control framework:

•	Inadequate controls over key accounting judgment areas including capitalized development costs and purchase price allocations

•

Insufficient review of the completeness and accuracy of data inputs associated with certain key controls impacting multiple financial statement account balances and disclosures, including data inputs to the impairment model for acquired intangibles

We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

To address the material weaknesses related to our ineffective control framework as of December 31, 2020, we hired employees with extensive experience related to internal control over financial reporting. These employees have identified and assessed relevant risks of material misstatement. We have also designed and implemented new processes and controls in each of the areas impacted by the material weaknesses. We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, providing additional training, and further evolving our accounting processes and systems. While we have made good progress on remediation, we will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement may prevent us from detecting errors on a timely basis, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

Beginning with our second annual report filed with the SEC, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Company Common Shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the common shares.

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. At the time of the consummation of the Business Combination, the majority of our outstanding voting securities were directly and indirectly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of shares, stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them.

There can be no assurance we will be able to comply with the continued listing standards of the NYSE for our securities.

If we fail to continue to meet the listing requirements of the NYSE, the Company Common Shares and Company Warrants may be delisted, and Paysafe and its shareholders could face significant material adverse consequences, including:

•	limited availability of market quotations for its securities;

•	limited amount of news and analyst coverage for Paysafe; and

•	decreased ability to issue additional securities or obtain additional financing in the future.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2021 (the last business day of our most recently completed second fiscal quarter that follows the consummation of the Business Combination), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

The Company Bye-laws and Shareholders Agreement, as well as Bermuda law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Company Common Shares.

The Company Bye-laws and Shareholders Agreement, as well as Bermuda law, contain provisions that may discourage, delay or prevent a merger, amalgamation, acquisition, or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your Company Common Shares. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. Our corporate governance documents include provisions:

•	authorizing blank check preference shares, which could be issued without shareholder approval and with voting, liquidation, dividend and other rights superior to our Company Common Shares;

•

providing that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special meeting of such shareholders and may not be taken by any consent in writing by such shareholders; provided that for so long as our Principal Shareholders beneficially own, collectively, at least 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, any action (except the removal of a director or an auditor) which may be done by resolution of the shareholders in a general meeting may also be done by resolution in writing, signed by the shareholders who at the date of the notice of the resolution in writing represent not less than the minimum number of votes as would be required to pass the resolution if the resolution was voted on at a quorate meeting of the shareholders;

•

requiring, to the fullest extent permitted by applicable law, advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for shareholder-proposed nominations of candidates for election to our board of directors;

•	establishing a classified board of directors, so that not all members of our board are elected at one time, with the election of directors requiring only a plurality of votes cast;

•

providing that certain actions required or permitted to be taken by our shareholders, including amendments to the Company Bye-laws and certain specified corporate transactions, may be effected only with the approval of our board of directors, in addition to any other vote required by the Company Bye-laws and/or applicable law;

•

prohibit us from engaging in a business combination with a person who acquires at least 10% of our Company Common Shares for a period of three years from the date such person acquired such common shares unless approved by the Company Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of our issued and outstanding voting shares that are not owned by such person, subject to certain exceptions. This provision shall not apply to our Principal Shareholders and any of their respective direct or indirect transferees;

•

limiting the filling of vacancies or newly created seats on the Company Board between general meetings to the decision of our board of directors then in office at any time when our Principal Shareholders beneficially own, collectively, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, subject to the rights granted to one or more series of preference shares then outstanding or the rights granted under the Shareholders Agreement; and

•

providing that directors may be removed by shareholders only by resolution with or without cause upon the affirmative vote of a majority of our issued and outstanding voting shares; provided, however, at any time when our Principal Shareholders beneficially own, collectively, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, directors may only be removed for cause (as determined by the Company Board), and only upon the affirmative vote of holders of at least 66 2/3% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, voting together as a single class.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for common shares. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your Company Common Shares in an acquisition. See “Description of the Company’s Securities” set forth in the Form F-4, which is incorporated herein by reference for a more detailed discussion of these provisions.

You may have difficulty enforcing judgments of U.S. courts against us in Bermuda courts.

We are organized as an exempted company pursuant to the laws of Bermuda. In addition, a number of our directors and executive officers are not residents of the United States, and a substantial portion of our assets and their assets are or may be located in jurisdictions outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons or us or to recover against them or us on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

We have been advised that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be automatically enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Our shareholders may have more difficulty protecting their interests than shareholders of a U.S. corporation.

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the corporate power of a company, is illegal or would result in the violation of that company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to allow derivative action rights where acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Company Common Shares, fines, sanctions and other regulatory action and potentially civil litigation.

There may not be an active trading market for our Company Common Shares, which would adversely affect the liquidity and price of our securities and make it difficult for you to sell our Company Common Shares.

Prior to the consummation of the Business Combination, there was no public trading market for our Company Common Shares. It is possible that after the consummation of the Business Combination an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your Company Common Shares at an attractive price or at all.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Company Common Shares, the price of our Company Common Shares and trading volume could decline.

The trading market for our Company Common Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Company Common Shares or publishes inaccurate or unfavorable research about our business, the price of our Company Common Shares may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Company Common Shares or trading volume to decline and our Company Common Shares to be less liquid.

We may issue additional Company Common Shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of Company Common Shares.

Paysafe may issue additional Company Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, repayment of outstanding indebtedness or Paysafe’s equity incentive plan, without shareholder approval, in a number of circumstances.

Paysafe’s issuance of additional Company Common Shares or other equity securities of equal or senior rank would have the following effects:

•	Existing Paysafe Shareholders’ proportionate ownership interest in Paysafe may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding Company Common Shares may be diminished; and

•	the market price of Company Common Shares may decline.

Future sales of the Company Common Shares issued to the Existing Paysafe Shareholders and other significant shareholders may cause the market price of Company Common Shares to drop significantly, even if Paysafe’s business is doing well.

Under the Merger Agreement, the Existing Paysafe Shareholders will receive, among other things, a significant amount of Company Common Shares. Pursuant to the Shareholders Agreement, the Existing Paysafe Shareholders will be restricted from selling any of the Company’s securities that they receive as a result of the share exchange during the six month period after the closing date of the Business Combination, subject to certain exceptions.

Subject to the Shareholders Agreement, the Existing Paysafe Shareholders and certain other shareholders party to the Shareholders Agreement may sell Company’s securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because FTAC and Paysafe are currently shell companies, waiting until one year after Paysafe’s filing of this Report reflecting the Business Combination.

Upon expiration or waiver of the applicable lock-up periods, and upon effectiveness of the registration statement Paysafe files pursuant to the Registration Rights Agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, the Existing Paysafe Shareholders and certain other significant shareholders may sell large amounts of the Company’s securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Paysafe’s share price or putting significant downward pressure on the price of the Company Common Shares.

Because we have no current plans to pay cash dividends on our Company Common Shares, you may not receive any return on your investment unless you sell your Company Common Shares for a price greater than that which you paid for it.

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on our Company Common Shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our credit facilities and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Company Common Shares unless you sell your Company Common Shares for a price greater than that which you paid for it.

The market price of our Company Common Shares may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Company Common Shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Company Common Shares regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to shareholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of our Company Common Shares could decrease significantly. You may be unable to resell your Company Common Shares at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Paysafe Limited was incorporated by PGHL under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Business Combination described herein and became the parent company of the combined business following the consummation of the Business Combination, which was consummated on March 30, 2021. See “Explanatory Note” for further details regarding the Business Combination. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Paysafe’s principal capital expenditures and divestitures for each of the three years in the period ended December 31, 2020. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. It is the intention that, in the longer term, the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK with its principal executive office located at 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ and its telephone number is +44 (0) 207 608 8460. The Company’s principal website address is www.paysafe.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Overview

Paysafe is a leading, global pioneer in digital commerce with over $92 billion in volume processed in 2020 and $98 billion processed in 2019. Paysafe generated $1.4 billion in revenue in 2020 and $1.4 billion in revenue in 2019, with net losses of $127 million and $110 million during the same periods, respectively. We empower over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada and Europe to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels, generating over 75% of our revenue from Online and Integrated Commerce solutions. We focus on specialized and high-risk verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games) and Emerging Markets (which include stock, FX and crypto trading, direct marketing, which can include nutraceuticals and multi-level marketing, travel and entertainment, integrated payments and digital goods). These revenue streams represented approximately $1.1 billion, or 74%, of our revenue for the year ended December 31, 2020. We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed 10 or more years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address this large and fast-growing area of the market.

To address this opportunity, we have developed a suite of innovative, proprietary digital commerce solutions that we deploy across the Paysafe Network, a unique combination of Business to Business (“B2B”) and Business to Consumer (“B2C”) relationships. These solutions help (1) solve the complexities of facilitating digital commerce, (2) remove significant friction and pain points from the customer experience, (3) enable our business and consumer clients to transact in a faster, safer and more convenient manner and (4) help our business customers grow their operations by bringing active users to their platforms. Our solutions extend well beyond the basic card-based payments functionality of traditional payment vendors and target an addressable market that is over 2x larger by providing the advanced capabilities of digital wallets, alternative payment methods (“APMs”) and digital currency transactions, which together can address an estimated $58 trillion in global personal consumption expenditures, according to a 2019 report from Mastercard. These include:

•

The #2 Global Stored-Value Digital Wallet Solution—that enables users to upload, store, withdraw, pay and send funds from a branded virtual account that can transact in over 15 languages and over 40 currencies and is integrated with close to 70 alternative payment methods, or APMs, from around the world[1];

[1]

Derived from analysis by Paysafe management that (i) excludes stored credential wallets (e.g. Apple Pay, Samsung Pay) and closed loop wallets (e.g. retailer-led) and (ii) is based on 120+ markets currently served.

•

The #1 eCash Network—that enables users to transform cash at over 650,000 locations across 50 countries into a proprietary digital currency accessed by a mobile app, a virtual account or a user code and used for online gaming, video games, mobile commerce, or in-app purchases; and

•

The #4 Independent Merchant Acquiring Solution in the United States—that enables SMBs to conduct eCommerce, software-integrated commerce and in-store commerce more effectively by utilizing our single API, proprietary gateway, data tokenization, risk management and fraud tools and over 150 integrated software vendor (“ISV”) integrations to process credit card, debit card and APM services seamlessly.

We create a powerful and differentiated, end-to-end offering with global and vertical-specific capabilities for our clients by combining three key elements of our business to create distinct competitive advantages in the market, as illustrated below. These include:

1.	Our global digital commerce solutions, which we deliver across the Paysafe Network;

2.	Our 20 years of global expertise and entrepreneurial culture in solving and simplifying the complexities of digital commerce beyond traditional payments; and

3.	Our global platform of capabilities, which includes:

a.	Unity, our proprietary, cloud-based technology platform;

b.

Highly sophisticated global risk management and compliance operations, embedded into almost all of our offices and consisting of over 300 professionals with significant expertise in risk and regulatory compliance; and

c.	The Paysafe Expansion Playbook, our proven and repeatable ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems.

We believe this unique combination has enabled us to become a global leader in attractive digital commerce market segments, such as iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), gaming (multi-player online games) and eCommerce platforms, which are large, fast-growing and have significant expansion potential around the world, but which also have specific service requirements that are difficult for traditional vendors to provide. For example:

•

Paysafe is a global leader in iGaming payment services, which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games. This vertical is highly regulated and requires significant technology development and compliance infrastructure to facilitate cross-border commerce and the penetration of new markets, such as the United States and South East Asia, which are opening due to favorable secular and regulatory trends and the increasing use of smartphones as a primary interface. Paysafe already serves over 1,000 operators across our global iGaming market. According to reports by EDC and H2 Gambling Capital, the global iGaming market is projected to grow significantly over the next five years, from $77 billion in transaction volume in 2020 to $135 billion in transaction volume by 2025—a 12% CAGR (these estimates exclude North America and China). The iGaming market is also projected to grow at a 15% CAGR in Canada during the same time frame and at a 55% CAGR in the United States from 2019 to 2025, with the potential to reach nearly $50 billion in volume by 2025 in North America based on industry reports and management estimates. As a global leader, Paysafe launched its iGaming services in (1) Canada in 2010, covering 100% of all card processing there, and (2) the United States in 2013, where our iGaming services are already live in 14 states and used by over 34 operators—representing approximately 75% of all iGaming operators in the U.S. market.

•

Paysafe is a global leader in payments services to eSports, console games and multi-player online games. Our eCash solution, paysafecard, has established itself as a top payment method in gaming and we support payments across the leading gaming merchants, including Sony PlayStation, Google Play, Stadia, Steam, Wargaming.net, Riot Games, Roblox, Twitch, EPIC Games, Ubisoft, Mojang, Innogames, Facebook, Activision Blizzard and others. paysafecard enables these gaming merchants to accept eCash payments, resulting in higher conversion rates and new customer acquisition, which comes from a customer segment untapped by the conventional payment options. Based on the success of our eCash services, we have also begun to cross-sell our Digital Wallet and Integrated Processing Solutions to some of these gaming merchants, increasing the continuity of our relationships.

•

Paysafe is a global leader in eCommerce payment services. We support numerous eCommerce platforms and online marketplaces to enable them to accept various payments inside of their ecosystems. Our Skrill digital wallet supports a wide range of eCommerce platforms, including Shopify, Wix, Magento, WooCommerce, and PrestaShop. We have also integrated our services with large online marketplaces that sell their own goods services as well as the inventories of third-party merchants. For example, we enable users to load funds onto their Amazon account via Paysafecash, allowing them to pay for goods and services using cash. Through our systems, a user can generate a unique barcode for a transaction on Amazon and use that code to pay in cash at one of our 190,000 participating locations: our systems will then credit the payment to the users’ Amazon account, allowing Amazon to complete the transaction and initiate an email confirmation of the payment to the user. We also enable paysafecard users to pay for content and services on across various Google platforms in over 16 countries, such as the Google Play Store, YouTube and Stadia, and have enabled the auto-provisioning of our Skrill prepaid and NET+ cards into Google Pay.

Consumers in these and other verticals are also attracted to the differentiated functionality of our digital wallet and digital currency solutions that enable them to load funds onto a stored value account that can be used easily and flexibly online, through a mobile device or an integrated app. Many of our consumer clients come from the lucrative younger demographic of Millennial and Generation Z users, who either do not have a bank account, credit or debit card or who often prefer not to use their bank account, credit or debit cards online, are attracted to the additional security of our solutions and want to control their spending more effectively.

We go to market, serve and support our clients through an omni-channel model that leverages the global reach and B2B and B2C relationships of our Paysafe Network. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 63 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across three business segments, which provide our digital commerce solutions to different end markets. These are:

•

Our Digital Wallet segment which includes our global NETELLER® and Skrill® wallet brands. This segment accounted for 28% of revenue in 2020, of which 100% of our revenue came from Online solutions generated by approximately 3.5 million active users.

•

Our eCash Solutions segment which includes our Paysafecash® and paysafecard® digital currency brands. This segment accounted for 23% of revenue in 2020, generated by approximately 13 million active users, over 650,000 distribution points and 2,800 redeemable online stores.

•

Our Integrated Processing segment which includes our Paysafe® and Petroleum Card Services® merchant acquiring brands. This segment accounted for 50% in 2020, of which 50% of our revenue came from Online and Integrated Commerce solutions generated by over 250,000 SMBs and over 150 ISVs.

We typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of the transaction dollar volume, a fixed per transaction fee or a combination of both. We generate these fees when funds are loaded onto wallets or cards, when funds are used to make transactions or when we process a transaction on behalf of our merchants or partners. In certain cross-border transactions, we may also generate revenue from foreign exchange fees.

In 2019, we generated $98 billion of total payment volume and $1.4 billion in revenue, up 28% and 24% year-over-year, respectively. During the same period, we had a net loss of $110 million and generated $466 million of Adjusted EBITDA, a change of 177% and 14% year-over-year, respectively. For the year ended December 31, 2020, we generated $92 billion of total payment volume and $1.4 billion in revenue, down 7% and up 1% year-over-year, respectively. During the same period, we had a net loss of $127 million and generated $426 million of Adjusted EBITDA, a change of 15% and -9% year-over-year, respectively. See “Item 5. Operating and Financial Review and Prospects” of this Report for additional information relating to non-GAAP measures presented in this Report and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

Our Journey & Evolution as a Pioneer in Digital Commerce

Since our foundation in 1996, we have pioneered and continue to innovate around the development of digital payment solutions that help reduce complexity and expand payment alternatives for merchants and consumers. We have evolved since then by strengthening our domain expertise, adding new capabilities and extending our market reach to build on our early mover advantages in digital commerce and establish ourselves as a scaled market leader across all of our business segments. Some of the key milestones in our evolution include:

•

Our Foundations and Pioneering of Digital Commerce—We began as an eCommerce gateway in the UK called NETBANX in 1996 and the first customer to sign up for our system was Arsenal Football Club. Separately, the NETeller Group was established in May 2000 in Canada to commercialize an e-Wallet concept it had been developing to fund internet-based transactions without the security risk of processing each transaction at each separate merchant site.

•

Our Expansion and Consolidation—Adoption of the NETELLER® system grew rapidly in the early 2000s as merchants and consumers benefited from the ease of use of our solutions and the growing number of funding sources and alternative payment methods that could be used to fund our digital accounts.

•	In 2004, NETeller plc conducted an initial public offering and listed its shares on the AIM Stock Exchange in 2004 and in 2005 it acquired NETBANX.

•

In 2008 the company changed its name to Neovia Financial plc (“Neovia”) as part of a wider rebranding strategy to differentiate the company from is various solutions, NETELLER®, NETBANX® and NET+, a prepaid card product.

•	In 2011, Neovia acquired substantially all of the assets of 7012985 Canada Inc. and changed its name to Optimal Payments plc (“Optimal Payments”).

•

In 2014 and 2015, Optimal Payments acquired five additional companies including the Skrill Group, which included the Skrill and paysafecard businesses. In November 2015, Optimal Payments changed its name to Paysafe Group plc, incorporated in the Isle of Man.

•	In December 2015, Paysafe Group plc listed its shares on the main market of the London Stock Exchange.

•

Our Privatization and Significant Investment in the Business—In December 2017, a consortium led by CVC Capital Partners and The Blackstone Group agreed to acquire Paysafe for approximately a $4 billion U.S. dollar equity value, the largest private equity backed privatization of a London-listed company since the 2007-2008 financial crisis and the Company’s shares were delisted from the London Stock Exchange in December 2017.

Our Large & Fast-Growing Market Opportunity

We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional payment and eCommerce services providers using legacy business models, payment solutions and risk management platforms to support an aging generation of retail eCommerce solutions. These legacy platforms and vendors lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address a large and fast-growing area of the market, which includes digital wallets, APMs and digital currency transactions. Consumers in these verticals are attracted to the differentiated functionality of these next-generation solutions, which enable them to load funds or cash onto a virtual stored-value account that can be used easily and flexibly online, through a mobile device, or inside an integrated app. Many of these users come from the desirable demographic of Millennials and Generation Z users, who either do not have a bank account or often prefer to use alternative payment methods as they are less comfortable using their bank account, credit card, or debit card online. Instead they are attracted to the additional functionality and security features of these solutions, which enable them to engage in digital commerce and control their spending more effectively. According to a 2019 report from Mastercard, the total global addressable market for personal consumption expenditures that can be addressed with a card product, such as a credit or debit card, was $28 trillion. However, the global addressable market that includes person-to-person payments and personal cash and checks, which are more closely associated with digital wallets, APMs and digital currencies, was $58 trillion, more than two times larger.

Our eCash Solutions segment make online payments accessible to a market of over 60 million American users and over 500 million European users who may not have a credit card or who prefer to pay with cash. COVID-19 has accelerated the need to transact online and has consequently had a discriminating effect on this consumer segment. We see significant long-term opportunities to provide an eCash payment solution in key categories such as rental payments, utilities, telco, healthcare and government.

Key Market Trends

The traditional global electronic payments market is projected to grow 6% annually according to the 2019 Global Payments Study by the Boston Consulting Group. In the United States, total purchase volume of credit and debit cards is projected to grow at a CAGR of 6% from 2019 to 2024, according to the Nilson Report. We focus on serving the SMB segment in the United States, which compares favorably to the total credit and debit card market with a projected annual growth rate of 8%, according to a report by The Strawhecker Group. In addition, we are positioned in key market segments that are being impacted by favorable trends which are driving faster growth and changing the way digital commerce and payments are being implemented. For example:

•

Growth in Digital Commerce—The growth of the Internet, the decreasing costs of technology used to access the Internet and the increasing adoption of electronic payments has helped drive more commerce to online channels. We believe this migration will continue as market demographics shift to newer generations of consumers who use the Internet and mobile smartphones more heavily and engage in more forms of digital commerce, such as online gaming and social commerce. According to a 2019 report by eMarketer, global eCommerce spending as a percentage of global retail spending is projected to increase from 13.6% in 2019 to 21.4% in 2024 as volumes grow from $3.4 trillion in 2019 to $6.3 trillion in 2024, a CAGR of 13%.

•

Growth in Digital Wallets—Consumer adoption of digital wallets is expected to continue growing at a rapid pace. According to a 2020 report by FIS, digital wallets will represent half of global eCommerce sales by 2023. In addition, a 2020 report by Allied Market Research projects that the mobile wallet market will grow from $1.04 trillion in 2019 to $7.6 trillion in 2027, a CAGR of 28%. Digital person-to-person volumes, which are facilitated by digital wallets, were also projected to grow nearly 28% from 2019 to 2020 by eMarketer.

•

Growth in Integrated Commerce—As the costs of technology have decreased, access to the internet has increased and SaaS software has become easier to use. SMB businesses are increasingly using more technologies at the point of sale (“POS”) to help them run their operations more efficiently. As a result, technology companies, such as smart device vendors and ISVs, are adding more commerce-enabling features, such as payments and loyalty applications, into their core offerings. These firms are increasingly partnering with digital commerce solutions providers to integrate these features as seamlessly as possible. According to a study by Glenbrook Partners, ISV-driven payment revenues in the United States are projected to grow at a CAGR of approximately 11% from 2017 to 2021, which compares favorably to estimated growth for all digital payments of approximately 6% annually through 2028, according to a study by Boston Consulting Group.

•

Increased Adoption of Cash in the Digital World—Online and brick and mortar merchants are continuing to adopt prepaid and eCash solutions. Prepaid and eCash payments acceptance allows merchants to access a large market of cash-based security-conscious and unbanked consumers. The global prepaid cards market is expected to reach $5.4 trillion by 2027, growing at a 16% CAGR between 2020-2027, according to a report by Allied Market Research. We believe that we are a leading player in the eCash market, connecting merchants with millions of cash-based consumers across a number of high-growth verticals and geographies.

•

Shift to Alternative Payment Methods—As consumers increasingly migrate their commercial activities online and engage in more cross-border transactions, we believe they are looking to use the convenient local payment methods that they use every day to conduct their local purchases. In return, businesses are looking for partners who can provide them with the abilities to seamlessly integrate and accept a growing number of APMs from around the world.

•

Shift to Universal Commerce Engagement—Consumer shopping habits are increasingly involving engagement across channels and the combination of payments and loyalty applications, such as digital offers and smart incentives. For example, a consumer can view items online and purchase in-store with a digital reward or buying online using targeted digital incentives. We believe these trends are incentivizing businesses to manage their customer-facing operations, including their retail presence, inventory, incentive programs, payment acceptance alternatives, returns and customer service, across all available channels—in store, online and mobile. As a result, businesses are gravitating to payments partners with the capability to provide integrated solutions that can manage across all channels with highly sophisticated engagement, payment, reporting and data management and analytics capabilities.

•

The Payments Industry is Continuing to Rapidly Consolidate—Strategic and Financial buyers of payments businesses are expected to continue to pursue deals that enhance scale, technology capabilities and vertical and geographic expansion. We believe M&A will continue to be an attractive growth opportunity for the sector and believe we are well-positioned to be a leading M&A platform in the space. We have a broad and successful track-record of M&A execution and integration and believe there are a number of actionable targets across our three core business segments.

•

Rising Demand for Integrated Multi-Solution Payments Platforms—eCommerce and brick and mortar merchants are continuing to demand partnering with highly sophisticated payments providers with a broad range of solutions. As the global consumer evolves, the leaders in payments technology are best equipped to help their merchants provide multiple transaction methods, content and highly specialized vertical-specific value-added services all-in-one to serve these consumers. We believe that merchants will continue to demand payments partners with integrated solutions provided seamlessly across a single platform. We believe that our solutions, platform and technology will continue to attract merchants and consumers to our platform.

•

COVID-19 Crisis Has Accelerated Adoption Trends—The ongoing COVID-19 pandemic and resulting limitations on regular brick and mortar commerce has resulted in an acceleration of the shift towards digital commerce. We believe this acceleration is likely to have a long-term benefit on the rate of adoption of digital wallets and integrated commerce.

Key Market Challenges

As a result of these market trends, we believe businesses and consumers are facing challenges, which pose risks and opportunities for vendors in our market. These include:

•

Need for Omni-Channel Engagement—Consumers are increasingly demanding the ability to engage with businesses and merchants seamlessly across in-store, online and mobile channels, using traditional and alternative payment methods, across geographic borders, with feature-rich yet simple customer experiences. As a result, businesses are looking for commerce enabling partners that can assist them with these capabilities and the advanced data and insights needed to manage their businesses more effectively, through a unified offering and a single integration.

•

Need for Global Capabilities—Businesses are increasingly demanding service providers and partners capable of serving their needs across a broad range of geographic markets and do not want to manage the complexity associated with having multiple providers and partners in separate markets. As a result, the need for global platforms with global service, support and risk management capabilities are becoming more important.

•

Need for Strong Regulatory & Risk Management—As commerce across borders, channels and technologies continues to evolve, we believe risk management and regulatory compliance requirements will become more complex. This will present both challenges and opportunities for participants and require digital commerce enabling partners to build and provide a strong regulatory compliance expertise that will not expose customers to unnecessary risks.

•

Need for Strong Security & Data Protection—The shift to digital commerce and increasing use of data has resulted in larger amounts of sensitive information being transmitted and stored electronically by a growing number of consumers, businesses and government entities. High-profile data breaches have increased awareness, concern and regulation covering data use, storage and protection. As a result, we believe consumers and businesses are increasingly looking to engage with vendors that have strong global risk management expertise and infrastructures.

Key Verticals & Trends

Within Digital Commerce, we serve a number of specific industry verticals and have established a strong position in iGaming and Emerging Markets, which we have identified as our key verticals because Paysafe believes there is significant market potential for growth and expansion in these areas, and Paysafe is committed to focusing on opportunities for organic and inorganic growth in iGaming and Emerging Markets.

•

iGaming Vertical—We operate in the global iGaming vertical, which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games, as well as lotteries and bingo. The iGaming industry is highly regulated, and participation requires specific expertise, significant technology development and compliance infrastructure to facilitate cross-border commerce successfully. Laws governing the vertical are complex, vary considerably by geography and are continually evolving, which creates a significant opportunity to provide value-added services to iGaming providers due to a strong focus on risk management. The ability to develop and offer products and services that comply with applicable regulations provides valuable advantages to address this large and attractive market opportunity. For example, the initial and anticipated ongoing legalization of sports betting in the United States opened a very large market opportunity for iGaming providers capable of offering compliant products and services. iGaming is expected to account for an increasing percentage of the overall global gaming market as technology innovation paves the way for enhanced product offerings and increased digital access by consumers. For example, key growth drivers in the vertical include: (1) increased access to the internet and continued smartphone penetration, (2) growing consumer preference for online gaming alternatives to physical locations and (3) continuous product development and improvements, including iGaming-related apps that offer increased convenience and better overall user experiences. Revenue from our iGaming vertical for the years ended December 31, 2020, 2019 and 2018 was $503.3 million, $455.1 million and $371.6 million, respectively. During the year ended December 31, 2020, we revised our methodology for allocating consumer fee revenue to this vertical in order to provide a more representative view of our exposure to iGaming. The impact of this change on the revenues previously reported for the iGaming vertical for the years ended December 31, 2019 and 2018, would have been an increase of $19.6 million and $49.1 million, respectively.

•

Emerging Markets vertical – We focus on a number of emerging and fast-growing industries that we consider as part of our Emerging Markets vertical. This includes Integrated Payments, where we leverage our specialized processing capabilities to provide solutions for thousands of merchants. Merchants in this sector, including ISVs, can benefit from our gateway, multiple APMs and risk management capabilities. We also include Fintech Services, where we support financial trading merchants across stocks, FX and crypto, as well as consumer-focused remittance. Travel & Entertainment, including hospitality and recreation, is an area where our risk management capabilities enable us to support merchants that are struggling to get the service they need from the market. Finally, Digital Goods is led predominantly by our eCash Solutions business, supporting social, streaming and gaming merchants online. Revenue from our Emerging Markets vertical for the years ending December 31, 2020, 2019 and 2018 was $555.8 million, $539.6 million and $495.3 million respectively.

Our Competitive Strengths

Over the course of our evolution, we have developed highly differentiated attributes, assets and capabilities that we combine to create powerful competitive advantages. We believe these advantages have enabled us to establish our leadership position in the market and positioned us favorably to continue to innovate, grow and expand the markets we serve. These strengths include:

Global Digital Solutions & Reach

We offer our business and consumer clients a comprehensive suite of advanced, differentiated, commerce-enabling solutions and specialized payment services through the Paysafe Network to help them transact in a faster, safer and more convenient manner around the world. The advantages of our global digital solutions include:

•

Differentiated Value Propositions—Our solutions are highly differentiated in the market and help solve the complexities of digital commerce, remove significant friction and pain points from the customer experience and enable our business and consumer clients to transact in a faster, safer and more convenient manner. For example, we leverage the advantages of the Paysafe Network to extend our digital capabilities beyond basic card-based payments and unlock the monetization potential of local digital wallets, close to 70 major alternative payment methods, crypto-currencies and cash transactions. We also leverage our technology, risk management expertise and compliance infrastructure to empower buyers and sellers to connect and transact in more complex markets where traditional services do not work well, such as iGaming and gaming. We also offer more traditional services, such as eCommerce payments and SMB merchant acquiring and differentiate these by integrating new technologies to make them more powerful and convenient, such as our global gateway and smart devices to create a differentiated value proposition.

•

Superior Client Experiences—Our solutions create superior experiences for our business and consumers across their customer journey, including in-store, online, mobile, as well as hybrid models such as pay online/pick up in-store and cash-funded online purchases. This begins in our product development phase as we prioritize solving the friction and pain points of more traditional commerce, listen to our clients’ specific needs and develop tangible solutions that are designed to solve real-world problems. It continues in our client onboarding phase through a combination of attractive UX design for our applications and fast, easy, and convenient data entry processes. Once our clients initiate or receive a transaction request, we provide a fast and seamless integration of different environments into the payment flow, such as the use of our digital wallets to checkout at a merchant website, the use of our digital currency inside of a live video game application, the integration of our proprietary services, such as Rapid Transfer with an online banking application, or a proprietary application programming interface (“API”)-based integration with third-party services such as a country-specific APM or a third-party software enterprise resource planning (“ERP”) solution. After the transaction, we continue to differentiate our client experiences further with high-quality customer support that is designed to provide quick and easy answers utilizing our intuitive artificial intelligence tools or personalized, relationship-building service through our call centers and relationship managers who prioritize making our customers happy versus completing a service call.

•

Global Reach with Local Capabilities—Our Paysafe Network enables us to reach our clients and distribute our solutions in over 120 countries around the world and across multiple digital and physical channels. This enables us to utilize a combination of global commerce expertise with a strong knowledge of local and regional markets, customs, and regulatory environments to facilitate cross-border commerce. For example, our digital wallets accommodate a wide range of funding options and allow funds to be securely sent and received instantly, empowering online gaming companies and their consumers to conduct commerce together more efficiently. Our eCash Solutions also enable online purchases for cash-pay consumers and can be purchased at over 650,000 distribution points in over 50 countries.

Unique Global Culture & Expertise

Since we were a pioneer in the early days of eCommerce, we developed strong company characteristics over the last 20 years that we believe provide us with material advantages, including:

•

Entrepreneurial Culture and Client-Centric Focus—We have proactively developed an entrepreneurial culture within Paysafe to foster a highly energetic, innovative and collaborative mindset for our employees by promoting four core employee value statements:

•	Pioneering—We are curious and collaborate to find innovative ways to improve our business;

•	Focused—We are results driven, achieving our goals by delivering relevant solutions that meet our clients’ needs;

•	Open—We are open and transparent in the way we work together, building trustworthy relationships with our colleagues, customers and shareholders; and

•	Courageous—We encourage empowered people to be brave when challenging the status quo, and decisive when proposing and implementing the resulting change.

We have also curated an attractive workplace environment for our employees, as demonstrated by our glassdoor.com employer ratings as of December 2020, including: a 4.3 stars (out of 5) overall score, a 99% approval rating of our CEO, and 87% of employees who would recommend Paysafe to a friend. In addition, we have encouraged a strong client-centric mentality across all our functions to prioritize solving the friction and pain points that our clients experience when trying to conduct commerce online rather than trying to sell undifferentiated payment services. Together, our entrepreneurial culture and client centric focus form the core spirit of our company, which has enabled us to: (1) pioneer and establish a leadership position empowering digital commerce throughout the world; (2) develop our Paysafe Network and its various advantages and capabilities; and (3) differentiate our solutions, service quality and client relationships from the more traditional legacy payment vendors that sell increasingly commoditized products and services.

•

Deep Expertise in Solving and Simplifying the Complexity of Digital Commerce—We have been able to learn from our experiences to develop a deep expertise in digital commerce and in highly regulated markets with complex compliance requirements. This has enabled us to develop new ways for consumers, merchants and integrated partners to conduct commerce and open new markets for commercial transactions across channels, verticals and geographies.

Smart Global Platform for Growth

We have built our integrated technology and risk management platforms into highly differentiated assets at the center of Paysafe, which provides us with powerful, distinct competitive advantages in the marketplace, including:

•

Powerful Technology and Data Management Capabilities—We developed a proprietary, cloud-based technology platform, Unity, with modular, next-generation capabilities delivered through a micro-services architecture. This provides us with a highly scalable, integrated, single point of access to our products and services and facilitates the customization and delivery of market-specific payment solutions that meet the requirements and purchasing preferences of local markets. Unity enables us to efficiently manage our solutions and other functions and quickly deploy new services to any market we target for expansion. In addition, Unity leverages a large and growing data lake and powerful analytics platform featuring a range of internally developed A.I capabilities which provide us with unique insights into transaction flows, purchasing habits and trends within our payments ecosystem. This enables us to address the increasing demand from merchants for analytics and insights that will empower them to better understand their customers and design more productive consumer engagement strategies. Our massive data lake also contains valuable information on fast-growing areas of commerce and attractive demographic behaviors that we do not believe are well understood by traditional vendors;

•

Powerful Risk Management and Compliance Capabilities—In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. Our compliance and risk teams now numbers over 300 professionals and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion. Our proactive approach to these functions helps drive credibility with key constituents, including customers, partners, bank sponsors and regulators, making Paysafe the provider of choice in many specialized and complex verticals; and

•

Proven and Repeatable Expansion Playbook—We have successfully acquired and integrated 15 companies since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure, such as Unity, that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

Attractive Strategic & Structural Advantages

Our capabilities also provide us with several strategic and structural advantages that we believe are very difficult to replicate, including:

•

Early Mover Leadership in Complex and Emerging Commerce—As a pioneer in providing digital commerce solutions in markets with complex payments requirements, we have an early-mover advantage that positions us as a market leader and trusted brand in the sector. We believe this also provides us with a privileged market position globally to capitalize on new payment opportunities in emerging market segments and verticals;

•

Diversified Business and Portfolio of Clients—Our business is highly diversified from both a customer and geographic perspective. We conduct business in over 120 countries and territories and serve over 3.5 million active users in our digital wallets, 13 million active users in our eCash solutions and over 250,000 SMB businesses. In iGaming, our largest vertical, we serve over 1,000 operators globally.

•

Strong Global Banking Infrastructure—Paysafe leverages a network of nearly 70 commercial banks across 30 countries, with over 1,000 bank accounts in more than 30 currencies. We work with top tier institutions such as J.P. Morgan Chase, Bank of America, and BBVA as well as employ a network of regional and domestic banks across North America, the EMEA region, and Asia to augment our reach and serve our markets locally. In addition, eight large corporate and investment banks provide us with liquidity for our foreign exchange activities, with sizeable trading capacity.

•

Structural Economic Advantages—Due to the differentiated nature of our value proposition and superior client experiences, our business also has several structural economic advantages over traditional, legacy payment services. While our business requires more focus on risk management and product development to address the greater complexity of the markets that we serve, we typically don’t face the same competitive and pricing pressures that many other providers face who sell more traditional, increasingly commoditized services. As a result, our business generates an average revenue yield or take rate of 1.5% in 2020 on our transacted volume, which we believe is at the higher end of the industry.

•

Powerful Network Effects in our Ecosystem—Our business has created a unique ecosystem that has powerful, self-reinforcing network effects. For example, our expertise enables us to design and deploy solutions to address complex markets for digital commerce. These solutions enable us to connect and serve businesses and consumers in existing markets and develop new digital commerce solutions. As we attract a larger number of active users for our solutions, we also attract a larger number of businesses that want to accept our solutions, opening further markets and use cases for our users. As we continue to scale, the breadth and depth of our Paysafe Network continues to grow, enabling us to leverage our growing expertise to expand the scope of our services and solutions into new areas.

•

Significant Barriers to Entry—We have built a highly differentiated business with broad global capabilities that we believe are defensible and have significant barrier to entry. We believe it will be difficult for new entrants to replicate the combination of our (1) more than 20 years of deep domain expertise in digital commerce, (2) proprietary Paysafe Network with B2B and B2C capabilities, (3) highly specialized and vertical specific capabilities, (4) proprietary technology platform, (5) global risk management platform and regulatory compliance infrastructure and (6) global omni-channel reach with strong local capabilities. In addition, we believe our ability to successfully design, deploy, integrate and secure new solutions for merchants and consumers in complex, highly regulated markets is very difficult to replicate.

•

Experienced Team with a Track Record of Solving Commerce Friction & Managing Risk—We have a highly experienced management team with a powerful combination of global industry, operational and technical expertise. Our team has successfully developed and delivered commerce-enabling payments products in numerous market segments, including markets that are highly regulated and have more complex compliance requirements than traditional markets. In addition, we have a long track record of managing risk and risk events around the world. For example, in 2020 during the onset of the COVID-19 pandemic, our management team responded quickly by reducing our merchant credit risk exposure to potentially at risk verticals by 67% from March 2020 to December 2020, such as: (1) Airlines, Travel and Cruises, (2) Gyms, Events and Ticketing, and (3) Tangible Goods and Others. We believe this proactive risk management has enabled us to limit our credit losses during the crisis.

Our Growth Strategies

We will leverage the leadership, scale and competitive advantages of our leading digital solutions, global expertise and global platforms to grow our business and extend the Paysafe Network around the world. We will continue to build upon our core foundations to grow our business by optimizing our current operations to help our business and consumer clients transact more effectively, innovating to create new solutions that reduce friction and unlock new areas for digital commerce to flourish and expanding into new markets and verticals. In general, we have organized our growth and expansion initiatives around four key strategies. These are:

1.	Penetrate and Serve Our Large Client Base More Effectively

We will continue to generate new revenue and earnings growth from a series of initiatives that we have begun implementing to drive new volumes, revenue yield and operating efficiencies from our large, existing client base and operations. These include:

•

Enterprise-Wide Sales—we are implementing an enterprise-wide sales strategy to offer our business clients all our solutions in a more integrated manner and through a single API rather than through discrete sales initiatives and service integrations. We believe this will enable us to monetize our client relationships more effectively by cross-selling our digital commerce, eCash and integrated processing solutions more efficiently, capturing greater volumes and increasing our revenue yield per client over time.

•

Global Gateway Convergence—we are connecting our leading, digital wallet gateway with our integrated processing services to provide a unified and more powerful gateway solution that supports our enterprise sales and enables our business clients to secure, authorize and execute different types of transactions through a convenient and seamless service experience. We believe this will enable us to capture greater volume opportunities and save operating and development costs from operating discrete gateway services.

•

Solution Innovation—we will continue to innovate and develop new functionalities and solutions to capture greater volume and revenue opportunities. For example, we are working to roll-out new features in app-based commerce, social networking commerce, marketplace selling, unified account balances and rewards maximization. Our global gateway will enable us to integrate, market and deploy these additional capabilities quickly and more effectively into our installed base of clients and promote them to new clients. In addition, we are capitalizing on the increasing demand for integrated payments functionality and are working to make Paysafe a partner of choice for software developers by enabling them to integrate seamlessly with our Unity platform.

•	Platform Optimization—we are implementing a series of initiatives to create new synergies and greater operating efficiencies within our platform. For example:

a)

Data & Insights—we are leveraging the significant amount of data across our global ecosystem to (i) provide our business clients with valuable insights into consumer preferences and spending trends that help them grow their sales volumes and (ii) optimize our underwriting and onboarding capabilities to increase our acceptance rates and reduce the number of declined transactions due to false positive triggers;

b)

Global Banking-as-a Service—we are leveraging our large and growing relationships with global banks to realize better execution and cost savings through the implementation of more efficient Banking-as-a-Service solutions that are better integrated with our technology platform and back-office functions; and

c)

Artificial Intelligence & Automation—we are leveraging the implementation of A.I. and process automation technologies to optimize the speed and operating efficiencies of our technology and risk management platforms as well as our internal processes and back office systems to generate better marginal cost efficiencies.

2.	Penetrate High-Growth and Profitable Verticals & Markets

We will continue to pursue new revenue and earnings growth opportunities through specific initiatives designed to expand our ecosystem and the reach of our Paysafe Network to capture greater digital commerce volumes from new clients in large and attractive verticals and markets. These initiatives include:

•

Increase Share in Existing Markets—We intend to increase our market share in key, high-growth markets where we currently operate, such as iGaming, gaming, Remittances, Digital Trading, Social Media, Property Management and Rentals, Wellness and Membership, Utilities and Subscriptions. To

achieve these share gains, we will (a) continue marketing the advantages of our solutions across channels, (b) continue innovating to add vertical-specific functionalities that help drive new client adoption and (c) continue pursuing new distribution and partnerships. We will also pursue the same strategy in our integrated processing market segments, with a focus on growing our eCommerce volumes, growing our base of SMB merchants and ISV partners and growing our base of clients in specialized verticals, such as Petroleum stations, where we have differentiated sales and service capabilities.

•

Enter New Vertical and Geographic Markets—We intend to enter new verticals and geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. For example, while we are a top four independent merchant acquirer in the United States, we are still in the early stages of penetrating the market with our full suite of digital commerce solutions. Similarly, while we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately 3.5 million digital wallet active users and 13 million eCash active users to purchase goods and services online.

3.	Win in the Highly Attractive U.S. iGaming Market

We will continue to leverage our privileged position as the global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in U.S. iGaming. This market is expanding rapidly due to favorable secular and regulatory trends and is projected to grow volumes from $3.4 billion in 2019 to $24 billion in 2025, a 39% CAGR according to reports by EDC, H2 Gambling Capital and Eilers & Krejcik, which assume the ongoing legalization of iGaming in the United States. According to these reports and company estimates, if the U.S. market reaches iGaming activity levels comparable to the UK, volumes in the United States could reach up to $47 billion by 2025, resulting in a CAGR of 55%. We entered the U.S. market in 2013 and currently serve over 34 operators across 14 states including DraftKings and the state lotteries of Pennsylvania, Michigan, Virginia, New Hampshire, North Carolina and North Dakota. We believe the combination of our brand, breadth of solutions, our ability to serve both businesses and consumers, our ease of integration and our strong risk management and regulatory compliance provide us with powerful competitive advantages to capture additional market share.

4.	Pursue Strategic Acquisitions to Consolidate the Market

We will pursue acquisitions to gain access to strategically important technology, products and distribution, as well as to enter new markets or supplement our position in markets we currently serve. We have a demonstrated track record of growth through acquisitions as shown by our successful acquisition and integration of 15 companies since our foundation. Since the digital commerce market is still relatively fragmented and regional in nature, we believe there are a large number of potential acquisition opportunities to evaluate and consolidate around the world. For example, we believe there are over 170 specialized digital wallet solutions around the world and many of these lack significant scale and capabilities. However, they represent an opportunity for us to add specific features, distribution and active users which can be incorporated into our global digital wallet solutions. Similar to this, we believe there are attractive consolidation opportunities to add distribution, capabilities and client bases in eCash, Online, APMs and iGaming value-added services around the world.

Our Segments & Solutions

We offer a broad selection of B2B and B2C digital commerce solutions to online businesses, SMB merchants and consumers through our proprietary Paysafe Network. Our solutions are designed to reduce friction in digital and in-store channels and expand our clients’ payment alternatives, enabling them to conduct commerce more efficiently and effectively across our global footprint. While we manage our business holistically and in an integrated manner, we provide our solutions across three business segments to optimize our management of each. Our three segments include (1) Digital Wallet, which includes our global Skrill and NETELLER wallet solutions, (2) eCash Solutions, which includes our Paysafecash and paysafecard digital currency solutions and (3) Integrated Processing, which includes our Paysafe and Petroleum Card Services merchant acquiring services.

Overview by Segment

	Digital Wallet	eCash Solutions	Integrated Processing
Description	Digital wallet solutions enable users to upload, store, withdraw and pay funds and APMs from a virtual account	Proprietary digital currency solutions empowering online, mobile and in-app commerce for gamers and cash users	Online, Integrated and POS solutions for SMBs and Online sellers to accept payments across channels

Key Brands

Market Position	#2 Global Stored Value Digital Wallet	#1 eCash Network	#4 Independent Merchant Acquirer in the United States

Geographic Footprint	120+ Markets	50+ Markets	United States, Canada and Europe

Clients	3.5 million Active Users	13 million Active Users	Over 250,000 Businesses

Key Metric	$1 billion Total Balance	650,000+ Distribution Points	150+ ISV Integrations

2020 Volume	$20.4 billion	$4.6 billion	$67.6 billion

2020 Revenue	$395 million	$333 million	$720 million

% Online & Integrated Revenue	100%	100%	50%+

Digital Wallet

Our proprietary digital wallet solutions are marketed under the NETELLER and Skrill brand names, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such card-based payments, enabling our active users to send, spend, store and accept funds online more easily. We have 3.5 million active NETELLER and Skrill wallet users who generate over 90 million transactions annually, driving $20 billion in transaction volume in 2020. Our Rapid Transfer solution is a pay-by-bank alternative for eCommerce applications that provides a safe, low-cost payment alternative for consumers and merchants. In 2019, this segment generated $428 million in revenue and $213 million in Adjusted EBITDA, up 25% and 12% year-over-year, respectively. For the year ended December 31, 2020, this segment generated $20 billion of total payment volume, $395 million in revenue and $179 million in Adjusted EBITDA, down 23%, down 8% and 16% period-over-period, respectively.

Solution	Description	Features and Benefits
Skrill Digital Wallet

Our Skrill digital wallet is an internet-based account used by merchants and consumers that enables account holders to send and receive funds instantly, conveniently and securely using a wide selection of funding options. Skrill allows consumers to pay for goods and services online without exposing personal financial data, as well as to receive money from merchants, such as winnings from an internet-based gambling website or payments from an auction website.

Once deposits are made into a Skrill wallet, all transfers, user-to-user and user-to-merchant, are completed instantly as internal transactions with no money moving between bank accounts or payments systems. Transactions involve only the counterparty’s digital wallet account, in contrast to traditional card payments which require an issuer, an acquiring bank and a payment service provider in addition to customer and merchant accounts.

•   Facilitates domestic and cross-border payments and money transfer for consumers and merchants

•   Supports a wide selection of funding alternatives including close to 70 alternative payment method integrations, including cryptocurrency

•   Offered in over 120 countries, over 40 currencies and over 15 languages

•   Money transfer feature allows Skrill wallet holder to transfer funds to over 35 countries

•   Appeals to gamers and digital traders due to access to leading online merchants, crypto exchanges, FX and send money services

•   Maintains confidentiality of personal account information

•   Mobile and in-app capabilities

•   Revenue generated directly from merchants and consumers

Knect	Knect is a Skrill-related loyalty program that awards points to users based on their deposit or spend transaction activity.	• Rewards points can be redeemed for cash awards, discounts and other deals based on a defined point value

Solution	Description	Features and Benefits
NETELLER Digital Wallet

Our NETELLER digital wallet is an online stored value account that allows customers to make and receive instant, secure, guaranteed payments over the internet with a similar functionality to Skrill.

NETELLER has a significant presence and strong market share in emerging markets, including in Latin America and Asia.

• Similar to Skrill with some small variations in deposit features and cross-border fees
Net+ Prepaid Mastercard	The Net+Prepaid Mastercard is a companion product enabling NETELLER digital wallet active users to access and use stored funds anywhere that Mastercard card products are accepted.	• Accepted at online and physical sales outlets worldwide on the Mastercard network • Provides cash withdrawal ability at all Mastercard connected ATMs
Rapid Transfer

Our Rapid Transfer solution enables customers to make instant payments directly from their bank account using their online banking credentials. Rapid Transfer allows users to benefit from their bank’s online security measures while remaining on the merchant website throughout the transaction process.

Highly efficient, direct integration capabilities make Rapid Transfer easy for merchants to add as a checkout option.

•   Addresses consumer preference for using their bank account to make online purchases instead of using credit cards or other payment alternatives

•   Supports over 200 banks

•   Customers benefit from their bank’s online security measures

•   Provides merchants with a low cost, safe payment acceptance mechanism

•   Increases customer conversions and reduces shopping cart abandonment

•   Allows merchants to avoid Payment Card Industry (“PCI”) and fraud issues associated with card payments

•   Available as a funding alternative for Skrill and NETELLER wallet transfers

Card Issuing

We provide issuing services for prepaid, virtual, and private label cards on behalf of our merchant customers. Our issuing program solutions range from white label to fully customized, multichannel solutions, and include program design and setup.

As an issuing bank, the Paysafe Group is able to provide bank identification number (“BIN”) sponsorship to organizations that are not financial institutions but wish to offer prepaid card programs.

As of December 2020, we had approximately 350,000 physical cards and over 180,000 virtual cards in issue.

• FCA-authorized issuer of e-money and payment instruments • Principal Member of Mastercard International Inc. for issuing

eCash Solutions

Our proprietary eCash solutions are marketed under the paysafecard and Paysafecash brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. paysafecard and Paysafecash are available at approximately 650,000 locations in over 50 countries worldwide and can be used to make purchases on over 2,800 online stores and online platforms, such as Amazon. We have an estimated 13 million active users who generate over 175 million transactions annually, driving $5 billion in transaction volume in 2020. In 2019, this segment generated $273 million in revenue and $92 million in Adjusted EBITDA, up 3% and up 3% year-over-year, respectively. For the year ended December 31, 2020, this segment generated $5 billion of total payment volume, $333 million in revenue and $116 million in Adjusted EBITDA, up 22% and 26% period-over-period, respectively.

Solution	Description	Features and Benefits
Paysafecash	Paysafecash is a bill payment eCash solution that enables users to shop online and then pay offline in cash to finalize the transaction. Paysafecash users submit a purchase order online and select Paysafecash as the payment method during checkout. The user receives a barcode transaction identifier that can be printed out, uploaded to a mobile phone, or into a digital wallet. The transaction is completed when the user makes a cash payment at a designated retail location authorized to accept Paysafecash by presenting the barcode identifier.

•   Appeals to consumers who prefer not to disclose bank account information online

•   Allows consumers that don’t have a bank account or credit card to shop online

•   Allows online merchants to extend target market to include cash-pay consumers

•   Excellent for bill-pay applications

•   Online and mobile/in-app functionality

paysafecard

paysafecard is a prepaid eCash solution based on a prepaid voucher containing a 16-digit PIN code.

paysafecards are available in more than 50 countries worldwide through a distribution network of 650,000 points of sale and redeemable in more than 2,800 online shops. They are available in various denominations in each respective country’s local currency. Purchasers receive a secure 16-digit PIN code that is printed on a physical paper voucher.

The PIN can also be uploaded to a digital paysafecard account, in which case online payments are made using a username and password.

•   Appeals to consumers who prefer not to disclose personal account information online

•   Allows online merchants to extend target market to include cash-pay consumers

•   Accepted as a method of payment at thousands of online retailers, including gaming, online communities, music, film, entertainment sites and, where permissible, by licensed online gambling providers

•   Accommodates low-value transactions and micro-payments

•   Currency conversion feature facilitates payments in foreign currencies

•   Excellent tool for controlling online spending, such as parents who wish to restrict the amount that their children can spend online and gamers and gamblers who want to control amounts spent on games or wagered

•   Online and mobile/in-app functionality

paysafecard Mastercard

We also offer a paysafecard prepaid Mastercard that can be linked to a digital paysafecard account and used to make purchases anywhere in the world, online or offline, where Mastercard is accepted. The paysafecard Mastercard, which can be funded with cash through a fully verified digital paysafecard account, or with credits from online gaming merchants, is currently available to our customers in 18 countries.

• Similar to paysafecard, but with the broader acceptance network capabilities provided by Mastercard

Integrated Processing Solutions

Our Integrated Processing Solutions are marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, online solutions, gateway solutions, fraud and risk management tools, data and analytics, POS systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners. We service over 250,000 SMB merchants and over 150 ISV partners in the United States, Canada and Europe which generate over 800 million transactions annually, driving $68 billion in transaction volume in 2020. In 2019, this segment generated $735 million in revenue and $222 million in Adjusted EBITDA, up 35% and 25% year-over-

year, respectively. For the year ended 31 December 2020, this segment generated $68 billion of total payment volume, $720 million in revenue and $204 million in Adjusted EBITDA, with total payment volume down 2%, revenue down 2% and Adjusted EBITDA down 8% period-over-period, respectively.

Solution	Description	Features and Benefits
Merchant Acquiring & Payment Processing

We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 100 currencies through in store, online, or mobile channels.

We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers in the United States, Canada and European markets.

We have obtained Principal Membership designation from Mastercard Europe and Visa Europe to offer merchant acquiring services to merchants in the European Union. With the Principal Membership of Visa and Mastercard, Paysafe is able to act as an acquiring bank.

•   Customized processing solutions for key markets:

•   iGaming

•   gaming

•   SMB Retail

•   Petroleum

•   SMB Restaurants

•   Travel

•   Proprietary, highly sophisticated, cloud-based sales management tool supports selling and cross-selling/ upselling efforts for partners (agents, ISOs) to support their selling efforts

•   Comprehensive partner (ISO, Agent) management and support tools

•   Automated application and boarding tools

•   Fraud and risk management tools

•   PCI decision support system compliance and Peer-to-Peer encryption

•   Advanced analytics, reporting and Customer Relationship Management tools

•   Chargeback management

Solution	Description	Features and Benefits
Integrated & Online Solutions

Our Integrated & Online Solutions is similar to Merchant Acquiring and Payment Processing, but targeted towards Online merchants and software-integrated merchants with integrated payment capabilities for over 150 ISVs.

We provide a comprehensive, full-featured Online toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant websites and social media platforms addresses the full range of online commerce requirements.

We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant Online sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible.

•   Highly flexible, feature-rich solutions, including:

•   Gateway connectivity

•   Shopping carts

•   Tokenization and encryption

•   Fraud and risk management

•   Support a broad selection of payment alternatives:

•   Traditional card-based payments

•   Alternative payment methods

•   Mobile and in-app payments

•   Seamless integrations into leading eCommerce platforms, including Magento, Shopify and Woo Commerce

•   Multiple APMs to offer targeted, localized payment methods in key markets

•   Multiple settlement currencies

•   Specialized suite of Representational State Transfer APIs and platform access tools that enable developers to manage the user onboarding experience as well as the buyer checkout experience, including:

•   Account Management API to allow platforms and partners to create a customized onboarding process. This is used to onboard users and merchants as part of their application to enable the processing of payments.

Solution	Description	Features and Benefits

•   Split Payouts which enables platforms and partners to receive their service fees directly from their merchant and user accounts as part of each transaction and to share and distribute payments among multiple accounts.

•   Balance Transfers which enables transfer balances between the ISVs account and any linked accounts for their users and merchants.

•   APM integrations which enables ISVs to offer targeted, localized payment methods in key markets.

•   Paysafe Software Developer Toolkits, such as our Server-side Software Development Kit (“SDK”), Mobile iOS and Android SDKs and JavaScript SDKs to help developers create hosted payments pages, including:

•   Paysafe.js to develop a fully customized PCI Self-Assessment Questionnaire (“SAQ”)-A compliant embedded hosted payment form

•   Paysafe Checkout to develop a drop-in SAQ-A payment form

•   Paysafe Request to take payments from a web site using mobile-based payment methods, such as Apple Pay

Business Management Solutions

Our merchant acquiring and payment processing solutions are supplemented by a suite of value-added, business management solutions including:

•   Working Capital Solutions

•   Merchant Cash Advance

•   Merchant Funding

•   Equipment Leasing

• Highly customizable working capital management and reporting features • Allow merchants to manage and improve cash flow • Provide a variety of business funding alternatives for merchants
Smart POS Systems	We offer a suite of advanced POS systems available in a wide range of hardware and software configurations. Our offering includes highly customizable systems as well as systems featuring segment-specific	• Support a comprehensive suite of SMB-focused business management tools, including: • Back office management • Real-time transaction views • Business analytics

Solution	Description	Features and Benefits

functionality in order to address specific merchant requirements.

Our Paysafe POS system is designed specifically for retail, restaurant and quick- serve restaurant use and features purpose-built functionality.

We offer Clover®, an industry leading, flexible, scalable POS system offering multiple hardware and software configurations as well as over 500 downloadable business management apps.

• Offline processing • Inventory management • Restaurant menu builds • Security and data protection • 24/7 support

Our Distribution & Sales

We reach over 15 million active users in more than 120 countries and over 250,000 small businesses across North America and Europe. In 2020, we generated approximately 47% of our revenue in North America, 39% in Europe and 14% in the rest of the world, based on the region where a transaction was initiated for our Digital Wallet and eCash Solutions or the merchant location for our Integrated Processing Solutions. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our three business segments. These sales strategies include:

•	Direct Sales—We market and sell our solutions directly to our clients through online marketing, our various branded solutions portals and a dedicated sales team.

•

Online Sales—We sell our solutions online to consumers using targeted marketing campaigns and search engine optimization tools designed to address specific verticals, geographies and user profiles. Users can sign up for our services at one of our proprietary online portals such as skrill.com, neteller.com and paysafecard.com.

•

Relationship & Call Center Sales—We have a direct sale force of 63 associates who build and develop relationships with larger merchants or respond to their inquiries via our dedicated sales centers that respond to calls or online inquiries. These sales personnel help businesses learn about our solutions and then will help configure a commercial solution for them from our suite of offerings.

•

Indirect Sales—We have built a network of resellers and partners, such as online portals, ISVs, Payment Facilitators and ISOs, who integrate our solutions into their own services or resell our solutions by utilizing their own salesforces or online marketing initiatives.

•	Online Resellers—We work with selected merchants and partners in specific verticals, such as iGaming, who promote our solutions or sell them in store.

•	paysafecard Distributors—We work with over 200 distribution partners in over 50 countries who distribute eCash products paysafecard and Paysafecash across 650,000 distribution points-of-sale.

•

ISVs—We work with over 150 ISVs who develop vertical-specific business management SaaS solutions for industries such as restaurants, spa/salon, gyms, charities, property managers, and field service companies, among others. These ISVs service downstream merchants in Canada, the US, the UK and the EU. We provide development tools and APIs to help these software companies integrate our payment solutions into their software to facilitate membership billing, subscriptions, online or in person payments while minimizing their PCI obligations. We also provide onboarding tools that allow the ISV to provide a seamless and embedded onboarding experience, risk tools that protect the ISV and their downstream merchants against fraud, and data and reporting services that allow the ISV to consume payment data within their own applications to offer a true one-stop-shop experience to their merchant customers. ISVs leveraging our payment technology can act as referral partners, be registered ISOs or registered payment facilitators. Our technology can support any of these models.

•

Independent Resellers—We work with over 1,000 active independent resellers, such as agents, ISOs, referral partners or bank partners who typically resell our solutions and services to SMB merchants in North America for commissions, revenue share agreements or referral fees.

•

Payment Facilitators (PayFacs)—We work with sponsored payment facilitators in our portfolio and also help our ISO, ISV or platform clients to easily embed a custom payment solution into their offerings to create a “payfac-lite” or “payfac-in-a-box” solution. This enables our clients to get all of the features and benefits of being a PayFac without the risk, extensive underwriting and registration burdens, cash reserve requirements, or compliance and monitoring overhead.

Our Customer Service & Support

We provide customer support services that have been designed to address the specific support issues of each of our three business segments. These include:

•

Digital Wallet Support—We provide customer support 24 hours per day and 7 days per week in 12 different languages through automated online tools for simple requests and through dedicated support contact centers located in Sofia, Bulgaria and Calgary, Canada. Our Digital Wallet support team is comprised of 205 agents with another 61 support and management staff who are organized to support consumers and VIP members from all over the world. These teams are trained and equipped with a broad range of tools including communication templates and a state-of-the-art knowledge base to help address over 250 different contact types. More complex support issues are escalated to dedicated teams for resolution. In 2020, our customer service team successfully handled over 2.9 million service requests via phone, email, chat and social media achieving 80% first contact resolution. We are focused on increasing automation and self-service capabilities across our support operations and introduced virtual assistant, automated caller authentication, and robotic process automation solutions in 2020.

•

eCash Support—We provide customer support from 6:00 a.m. to 10:00 p.m. CET 7 days per week in 22 different languages through multiple channels like phone, e-mail, and automated online tools for simple requests and through dedicated support call centers located in Sofia and Plovdiv, Bulgaria and Vienna, Austria. Our eCash customer support team is comprised of approximately 122 1st Level Support call center agents and 11 2nd Level Support agents. These teams are trained and equipped with a broad range of support scripts and preconfigured solutions to help resolve Level 1 support issues quickly and efficiently. More complex support issues are escalated to dedicated 2nd Level Team for resolution. For the year ended December 31, 2020, we handled over 890,000 customer support inquiries. We are also focused on increasing automation and self-service capabilities in this segment through the continued development of our webforms and FAQ’s, and the implementation of a self-resolution email service.

•

Integrated Processing Support—We provide customer support 24 hours per day and 7 days per week for our merchant customers as well as our sales partners, such as agents, ISOs and VARs. We provide support through dedicated service centers located in the United States (Houston, Tampa Bay, West Lake Village, Minden), Jamaica, the UK (London) and Canada (Montreal). We support customers across a variety of channels including calls, email, chat and social media. Our support services are conducted primarily in English and secondarily in Spanish, but we can provide support in approximately 100 languages through our language support partner. Our customer support teams are comprised of approximately 200 agents with another 30 support and management staff trained to help resolve Level 1 support issues quickly and efficiently. More complex Level 2 and Level 3 support issues are escalated to dedicated technical teams for resolution. For the year ended December 31, 2020, we handled over 650,000 customer support calls.

Unity—Our Global Technology Platform

Unity is a proprietary, cloud-based technology platform that we have developed to manage and power our omni-channel solutions around the world in a highly scalable and efficient manner. Our Platform-as-a-Service (“Paas”) technology model was designed with a modular, micro-services architecture and a range of next-generation automation and A.I. capabilities. These enable us to develop and deploy our app-based solutions efficiently so they can be plugged into our ecosystem and rolled out quickly across our Paysafe Network to keep up with new innovations and revenue opportunities. As illustrated in the graphic below, Unity enables us to:

•

Configure—Integrating, consolidating and curating functions and micro-services to facilitate the delivery of market-specific payment solutions that meet the requirements and purchasing preferences of local markets and partners. It also enables us to provide our clients with a convenient, single point of access through our Unity API to interface with these wide range of solutions and services;

•

Transact—Providing powerful processing capabilities through our global gateway to capture, authorize, clear and settle transactions on our own account-to-account payments network or to route and process transactions through third-party networks and alternative payment methods;

•

Analyze—Leveraging a large and growing data lake and powerful analytics platform featuring a range of internally developed A.I capabilities that provide us with unique insights into transaction flows, purchasing habits and trends within our payments ecosystem. This enables us to address the increasing demand from merchants for analytics and insights that will empower them to better understand their customers and design more productive consumer engagement strategies. Our massive data lake also contains valuable information on fast growing areas of commerce and attractive demographic behaviors that we do not believe are well understood by traditional vendors;

•

Defend—Securing our client accounts and their transactions by utilizing a range of cybersecurity, fraud detection and risk management technologies and algorithms that we have developed in-house, integrated from best-of-breed third-party vendors, or customized through a combination of both approaches into our core technology stack; and

•

Manage—Hosting, automating and streamlining a range of client engagement technologies such as our mobile apps and back-office functions, such as our on-boarding to interact, manage and support our clients more effectively.

The Unity platform is continuously updated with an average of 92 new features delivered every month using agile development methodologies and app-based solutions deployed by 243 developers in our technology organization. Combined, these features and attributes provide us with a range of operating advantages that we believe enable us to run our systems faster, more effectively and more efficiently, while optimizing our development resources to control our costs, including accelerating the cloud migration of nearly all of our core services, consolidating our digital wallets onto a single system and reducing our data centers from 12 to 2 physical sites and 2 cloud-based sites that are fully redundant and maintain a 99.99% uptime service level.

Our Global Risk and Compliance Management Program

Paysafe’s global risk and compliance program includes the development, deployment and management of proprietary models to detect and prevent compliance risk, card scheme risk, fraud risk and credit risk. We leverage the vast amount of data in our ecosystem and the learnings derived from our global and local operating experts to continuously update and improve our compliance and risk management practices. We utilize real-time detection and prevention processes and create alerts, which are then reviewed by our risk and compliance teams to ensure we act quickly to stop any potential fraudulent behavior. The outcomes of our reviews are driven back into our machine learning models for continuous improvement in accuracy. Our risk and compliance teams are geographically aligned with our business footprint around the world and include both global and local expertise in compliance and regulatory requirements across the entire payments landscape. The focus areas of our global risk, regulatory and compliance operations include:

•

Global Expertise & Policies—We have leveraged our deep domain expertise and over 20 years of experience in solving the complexities of digital commerce to develop a series of stringent proprietary operating policies that enable us to operate a broad global business with deep local risk and regulatory compliance capabilities;

•

Licenses & Certifications—We have built a network of relationships with regulators, networks and financial institutions, undergone numerous certification and registration processes and successfully acquired numerous operating licenses that enable us to operate in multiple jurisdictions in a safe and compliant manner. We maintain strict controls over these licenses and leverage our expertise to add new ones as we move into new markets;

•

Underwriting & Risk Management—We have created sophisticated underwriting and real-time risk mitigation processes through a range of machine learning models and behavioral detection systems to identify potentially suspicious activity and reduce fraud. Our risk management infrastructure enables us to safely process billions of dollars in payments on a monthly basis.

•

Credit Risk Management—Proprietary credit risk management system that monitors the top credit risks across the enterprise and allows expert analysts to conduct periodic reviews and make recommendations to mitigate large credit exposures.

•

Account On-Boarding & Monitoring—We developed a series of multi-layered onboarding procedures to review new merchants and consumers. We validate and confirm information provided against government and other agency records or government issued documents to complete KYC checks at onboarding and then undertake further checks during the consumer lifecycle. We also employ models and monitoring rules to detect potential fraud and AML activity and report suspicious activity to the relevant government entities as appropriate as well as cooperating with any inquiries.

•

Transaction Encryption & Management—We have developed strong transaction security capabilities that enable us to secure and monitor transactions within our own wallet and digital currency networks and safely encrypt and decrypt transactions from third-party networks and alternative payment methods. We also provide automation technologies and transaction management tools to help identify and manage chargebacks and transaction reversals in a convenient and easy to use manner for our clients.

•

Enterprise Risk and Risk Appetite—We have integrated a robust enterprise risk framework to our strategic decision making, which ensures we have ongoing and reasonable assurance regarding the achievement of our strategic objectives. This framework consists of a multi-layered governance structure to identify, assess, respond to and manage risks in line with our global risk appetite. Our global risk appetite has qualitative and quantitative measures in place, to support our business with broad-based guidance on the amount and type of risk we are willing to accept in pursuit of our strategic objectives.

•

Core Risk Tracking System—We leverage governance, risk and compliance tools to track enterprise-wide risks, document improvement actions, identify accountable owners and track progress towards closure of key risks.

•	Centralized Risk Repository—We have centralized a repository of core risk policies, processes and control documentation via global risk governance and Enterprise Risk Management.

Licensing and Regulation

Laws and regulations in jurisdictions around the world apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions (including public fines), civil and criminal liability, public censures and constraints on our ability to continue to operate, as well as potentially adverse effects on our brand and position with respect to competitors. It is also possible that current or future laws or regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services, or that could require costly, time-consuming, or otherwise burdensome compliance measures from us. This discussion is not exhaustive, and there are numerous other regulatory agencies that have or may assert jurisdiction over our activities. The laws and regulations applicable to the payments industry in any given jurisdiction are subject to interpretation and change.

Payments Regulation

Various laws and regulations govern the global payments industry. In Europe, certain of our subsidiaries are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e-money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. Additionally, we are authorized by the CBI under the European Communities (Electronic Money) Regulations 2011 for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services to support our Rapid Transfer service) and have completed the necessary passporting notifications to operate in other EEA jurisdictions. E-money means electronically (including magnetically) stored monetary value, as represented by a claim on the electronic money issuer, which (a) is issued on receipt of funds for the purpose of making payment transactions; (b) is accepted by a person other than the electronic money issuer; and (c) is not excluded by regulation. An e-money issuer is someone who issues and redeems electronic money and provides payment services in accordance with the Second Electronic Money Directive. In connection with the Skrill and NETELLER Cryptocurrency Services, we have also applied for registration as a cryptoasset business with the FCA. The FCA has not been able to assess and register all firms that have applied for registration by the deadline for registration of January 10, 2020, due to the complexity and standard of the applications received, and the pandemic restricting the FCA’s ability to visit firms as planned. As a result, the Skrill and NETELLER Cryptocurrency Services have been temporarily registered under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 as a cryptoasset business until July 9, 2021, pending the determination of our applications by the FCA. Additionally, one of Paysafe’s subsidiaries is also licensed in Switzerland as a financial intermediary with supervised membership of the self-regulatory authority Treuhand Suisse.

Both the UK and Ireland prescribe that, with respect to our payment services entities, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the CBI.

Furthermore, certain of our subsidiaries are considered Foreign Money Service Businesses (“FMSBs”) under the recently amended Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act and are therefore required to hold FMSB licenses with FINTRAC, the Canadian Regulator. These licensed subsidiaries are subject to record keeping and reporting requirements for all activity involving money transferring, foreign exchange dealing, and as of June 1, 2021, all offerings related to virtual currency. These same subsidiaries are also licensed as money service businesses with the Quebec Autorité de Marchés Financiers and are subject to record keeping requirements for all money transfers and foreign exchange transactions involving Quebec residents.

In the United States, Skrill USA Inc. (“Skrill USA”), is registered with FinCEN as a money services business and regarded as a money transmission business. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so, with licenses pending. These licenses and registrations subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and inspection by state and federal regulatory agencies. We are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed. Furthermore, to the extent that our activities cause us to be deemed to be engaged in other business involving digital currency activities that are regulated in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations. If we are required to register in these states and comply with their individual requirements, we can expect to incur significant compliance costs, including increased legal expenses, accounting expenses and internal costs. Without a required money transmitter license, we could not engage in money transmitter activities with such state).

Since the enactment of the Dodd-Frank Act, there have been substantial reforms to the supervision and operation of the financial services industry, including numerous new regulations that have imposed compliance costs on us and our financial institution partners and clients. Among other things, the Dodd-Frank Act established the CFPB, which is empowered to conduct rule-making and supervision related to, and enforcement of, federal consumer financial protection laws. Certain money transmitters engaged in international money transfers such as Skrill USA are required to provide additional consumer information and disclosures, adopt error resolution standards and adjust refund procedures for international transactions originating in the United States, and certain money transmitters that are deemed by regulation to be “larger participants” in the international money transfer market, such as Skrill USA, are subject to direct supervision by the CFPB. In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining unfair, deceptive, or abusive acts or practices, and new model disclosures. Skrill USA could be subject to fines or other penalties if it is found to have violated the Dodd-Frank Act’s prohibition against unfair, deceptive or abusive acts or practices or other consumer financial protection laws enforced by the CFPB. The CFPB’s authority to change regulations adopted in the past by other regulators could increase our compliance costs and litigation exposure. Skrill USA may also be liable for failure of its agents to comply with the Dodd-Frank Act. The legislation and implementation of regulations associated with the Dodd-Frank Act have increased Skrill USA’s costs of compliance and required changes in the way it and its agents conduct business. In addition, Skrill USA is subject to examination by the CFPB from time to time.

The Dodd-Frank Act also empowers state attorneys general and other state officials to enforce federal consumer protection laws under specified conditions. We, including Skrill USA, have periodically been involved in reviews, investigations, proceedings (both formal and informal), and information-gathering requests, by various government offices and agencies, including various state agencies and state attorneys general (as well as the CFPB and the U.S. Department of Justice). These examinations, inquiries and proceedings could result in, among other things, substantial fines, penalties or changes in business practices that may require us to incur substantial costs.

Although we have the licenses and authorizations referred to above, our Digital Wallet and eCash Solutions business combined issues e-money to customers in over 120 countries and territories, a majority in which we are not licensed as an e-money issuer. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis. Failure to comply with local regulations in these jurisdictions could also lead to examinations, inquiries and proceedings that could result in, among other things, fines, penalties, prohibitions on operating in jurisdictions or changes in business practices that may require us to incur substantial costs.

Due to ongoing developments in e-money regulation, we obtain advice from outside legal counsel as required in order to assess any applicable risk and, where necessary, will limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. We believe that the likelihood of any enforcement action by a regulator is low due to factors such as the operation of the services through the internet on a cross-border basis from a country in which the relevant entity holds a license, the limited extent of our activities in the respective jurisdictions, the lack of enforcement action against similar payment processors, the lack of a physical presence in the respective jurisdictions, and the effective management of our relationships with our customers. However, the adoption of new money transmitter statutes in other jurisdictions, changes in regulators’ interpretation of existing state and federal money transmitter or money services business statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed and expose us to financial penalties. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to financial services regulatory risks.”

Payment Network Rules and Standards and Relationships with Partner Banks

Payment networks, such as Visa, Mastercard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. With respect to the payment networks of which we are a participant, those payment networks rules apply to us directly. In addition, where we partner with a member bank to access payment networks, as described below, those payment networks’ rules may apply to us indirectly, as the rules may impact the nature of our relevant bank partnership. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

In order for our Integrated Processing Solutions business to process and settle transactions for our merchants, we have entered into sponsorship agreements with banks that are members of the payment systems. Because we are not a “member bank” as defined by the major payment networks’ rules and standards, we are not permitted to access those networks directly; instead, we are required to access the payment networks through our sponsor banks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and BINs across the payment networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement directly and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

Our sponsorship agreements with our bank partners also give our sponsor banks substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients, and provide them with the right to audit our compliance with the payment network rules and guidelines. We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association (“NACHA”) relating to payment transactions we process using the Automated Clearing House Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which could require us to take more costly compliance measures or to develop more complex monitoring systems. Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA’s rules and guidelines, and are given wide discretion to approve certain aspects of our business practices and terms of our agreements with ACH clients.

We have obtained Principal Membership designation from Mastercard Europe and Visa Europe to offer merchant acquiring services to merchants in the European Union. With the Principal Membership of Visa and Mastercard, Paysafe is able to act as the acquiring bank. This means that we are solely responsible for the adherence to the rules and standards of these payment networks, and it enables us to route transactions under our own payment network licenses to authorize and clear transactions. Under our payment network licenses, we are allowed to perform funds settlement directly to merchants. In addition, our European payment processing business has similar relationships with sponsor banks as described above for our North American component of our Integrated Processing Solutions business in order to access other European payment networks.

Indirect and Direct Regulatory Requirements

Our sponsor banks and certain of our merchants are financial institutions that are directly subject to various regulations and compliance obligations issued by their regulators and in the countries in which they operate. While these regulatory requirements and compliance obligations do not apply directly to us, many of these requirements materially affect the services we provide to our clients and us overall. For example, many regulators require financial institutions to manage their third-party service providers, including us. In turn, we also have certain direct obligations to oversee our critical suppliers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements and limits on liability); and conducting ongoing monitoring, diligence and audit of the performance of third-party service providers. Accommodating these requirements applicable to our clients imposes additional costs and risks in connection with our relationships with financial institutions. We expect to expend significant resources on an ongoing basis in an effort to assist our clients in meeting their legal requirements. Similarly, we need to work very closely with our third-party core processors who sit between us and the payments network in the payment cycle.

Unfair, Deceptive or Abusive Acts or Practices (“UDAAP”) and Other Consumer Protection Standards

We and many of our clients are subject to laws and regulations prohibiting unfair or deceptive acts or practices in jurisdictions around the world. In the United States, this includes Section 5 of the Federal Trade Commission Act (“FTCA”) and various state laws in the United States similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Rule, which gives effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act, and the Telephone Consumer Protection Act, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. In the UK, the FCA implements, maintains and enforces a range of rules covering (among other things) management and control, market conduct, communications, financial prudence, the fair treatment of customers and the protection of vulnerable customers. These rules are contained in various sources including the FCA handbook of Rules and Guidance and the Payment Services Regulations 2017 and apply to the regulated activities we carry out. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory license. In addition, the Consumer Rights Act 2015 sets out a framework of statutory consumer protection measures, and protects consumers in almost all purchases they make, through enforcing that products and services are of satisfactory quality, fit for purpose and are as described before the purchase. In addition, and of particular relevance to our business, the Consumer Rights Act 2015 sets out a framework for the assessment of unfair terms in consumer contracts, including a list of terms which will always be considered to be unfair and those terms which may be considered unfair. These provisions apply to our terms of business, as well as to “consumer notices” which includes items such as marketing material and pre-contractual discussions with customers. Consumers have the right to challenge unfair contract terms, such as disproportionate fees and charges, terms which create a significant imbalance between a customer’s rights and ours, as terms which may exclude any statutory duties we owe. Additionally, the FCA enforces and oversees compliance with the Consumer Rights Act 2015 in relation to regulated firms. Breach of the Consumer Rights Act 2015 may result in contracts or certain terms being unenforceable, damages liability and/or regulatory action.

In Ireland, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

Various regulatory enforcement agencies in jurisdictions around the world, including the Federal Trade Commission and the states attorneys general in the United States, and the FCA in the UK, have authority to take action against payment processors who violate such laws, rules and regulations. To the extent we are processing payments or providing services for a client suspected of violating such laws, rules and regulations, we may face enforcement actions and, as a result, incur losses and liabilities that may adversely affect our business. In the absence of a Federal privacy law, the Federal Trade Commission in particular has prosecuted privacy misdemeanors under Section 5 of FTCA, which are also open to prosecution by the CFPB.

The CFPB has attempted to extend certain provisions of the Dodd-Frank Act that prevent the employment of unfair, deceptive or abusive practices to payment processors. Though there is still litigation and uncertainty involving the meaning of “abusiveness” under the Dodd-Frank Act and whether payment processing companies are subject to these provisions (and the extent of their application), these provisions may apply or be applicable to us in the future. UDAAPs could involve omissions or misrepresentations of important information to consumers or practices that take advantage of vulnerable consumers, such as elderly or low-income consumers. The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services that has resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB. Such enforcement actions may serve as precedent for how the CFPB interprets and enforces consumer protection laws, including UDAAP, which may result in the imposition of higher standards of compliance with such laws and, as a result, limit, restrict or adversely affect our business of our business. The CFPB has indicated that it is considering whether future rulemaking may clarify the meaning of “abusiveness” under the Dodd-Frank Act UDAAP rule, though the scope and content of any such future rulemaking (and the extent to which any such future rulemaking may affect our business) remains uncertain.

Anti-Money Laundering

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. Facilitating financial transactions over the internet creates a risk of fraud. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.” Applicable money laundering regulations require firms to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. We are also subject to rules and regulations imposed by, amongst others, HM Treasury and OFAC, regarding watch lists published by such bodies restricting the transfer of funds to certain specifically designated countries. If we are not in compliance with U.S. or other anti-money laundering laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of anti-money laundering laws by U.S. or international authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our customers are resident in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions, and our wider customer base accesses our services online. We are subject to anti-money laundering regulation in Bermuda, the UK, Ireland, Switzerland, the United States and in any other jurisdiction, including other member states of the EEA, where we are established and performing activities that would require that we apply anti-money laundering regulation. Our merchants are subject to due diligence in accordance with our policies and procedures before acceptance and, subject to the below, we intend for all customers to be subjected to progressive, risk-based KYC procedures with levels of identity verification through a combination of screening, monitoring of activity patterns and transaction volumes surpassing pre-set limits (in accordance with applicable regulations in Europe, the UK and in North America). Our systems are designed to have all consumer transactions be subject to strict, real-time transaction monitoring. Certain of our products and services, such as paysafecard e-vouchers, are exempted from KYC regulations due to the low monetary value of the transactions. We have put into place procedures designed to mitigate money laundering risks in these circumstances, including (i) strict, real-time transaction monitoring on the use of the vouchers, (ii) certain limitations on spending and (iii) limiting the frequency of voucher issuance in respect of a single customer or through certain points of sale or distributors. We conduct additional due diligence and verification when we detect high risk or suspicious activity. As a result, we believe that we have the appropriate processes in place to comply with the anti-money laundering laws and regulations to which we are subject and will become subject.

Online Gambling Regulation

We do not provide gambling services and, as a result, in most jurisdictions outside of the United States, do not require any gambling licenses or associated regulatory permissions. Where any associated regulatory permission is required to supply merchants in this sector we work to ensure that we hold the appropriate permission. However, our Digital Wallet and eCash businesses offer an online alternative to traditional payment methods and a large proportion of the customers and merchants of those businesses are engaged in the use or provision of online gambling services. Additionally, in February of 2019, we launched a new strategic partnership with Worldpay Inc. to establish an industry-leading digital payments acceptance and security platform in iGaming and Sports Betting in the United States.

For the year ended December 31, 2020, we derived approximately 36% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

Given the importance of the online gambling sector to our business, we expend significant time and resources to ensure that we have an in-depth understanding of the regulatory environment in the main territories in which our gambling industry merchants operate and customers reside, monitoring closely the developing regulatory regimes in those territories and adapting our business acceptance policies where necessary. Currently, we monitor legal and regulatory developments in all of our material markets closely and generally seek to keep abreast of legal and regulatory developments affecting the gambling industry as a whole. We adapt our regulatory policies and, therefore, the scope of our ongoing monitoring on the basis that an individual market’s materiality to us may change. We have adopted a market presence policy that assesses a number of factors, including the legislative regime applicable to the relevant country, whether we have a presence in such country and the overall environment for online gambling activities in that country; we then consider whether any changes are required to the extent of our business activities in those countries. For example, in Norway, the Norwegian gambling regulator notified us that processing gambling payments for Norwegians is prohibited, so we have stopped processing certain gambling payments there, which will result in a small loss of a revenue. We also engage external counsel to conduct an assessment of our top 20 online gambling revenue producing countries to assist in our assessments of risk. However, we do not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where we facilitate payments for merchants or customers. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

The global online gambling market is characterized by regulatory inconsistencies across many jurisdictions and frequent changes in the laws and regulations governing online gambling. For instance, due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. For example, the Latvian Financial and Capital Market Commission (the “Commission”) notified us of their belief that we were in breach of Latvian law as a result of processing gambling payments between Latvian customers and gambling operators that do not have a local license. Following engagement with the Commission, we asserted that we were not in breach of Latvian law and currently have not received a response. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.”

Risk Assessment Process

We have designed risk management systems to identify the geographic locations of our customers, identify the regulatory system to which such customers are subject and then determine whether such customers should be permitted to transact payments for online gambling through our system. Where we have made a decision for legal and/or policy reasons not to accept gambling transactions from customers in particular territories, we endeavor to implement those decisions rigorously using our risk management platform.

Before we accept business from merchants or customers for gambling activities, we are careful to assess the risk for us of accepting such business. Our determination as to whether or not to permit online gambling customers in a given jurisdiction to access our services is based on a number of factors. These factors include, among others, our understanding of:

•	what licenses are held by our merchants and the strength of their legal position that the licenses permit their activities or that no license is required;

•	the laws and regulations of the jurisdiction where the merchants and customers are located, interpreted in accordance with applicable law;

•

the approach to the application or enforcement of such laws and regulations by regulatory and other authorities, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

•	the willingness of online gambling merchants and other e-money and/or payment processing businesses to offer their services for gambling purposes in a particular jurisdiction;

•

the willingness of financial institutions in our network (principally banks and card payment companies) and our competitors to process funds in relation to online gambling by customers in a particular jurisdiction; and

•	the potential for a challenge of a local licensing regime based on the Treaty of the Functioning of the European Union (“TFEU”).

When the legal position is unclear, we will consider the above factors and make a decision whether to do business based on a review and weighting of the above factors. We re-evaluate our assessment of individual jurisdictions as required and the categorization applied and may change our view. For example, we consider planned changes to legislation or court judgments which may affect our categorization of any jurisdiction and our willingness to transact gambling payments for customers located there. Such reviews take place as soon as practicable after becoming aware of them and when a review can meaningfully be undertaken. These reviews comprise the solicitation of legal advice (and updated advice) as well as the assessment of market intelligence, which are then assessed and determined by our Market Presence Committee. Other gambling operators, regulators and other payments businesses and financial institutions may, however, take a different view of the legal environment in any particular jurisdiction. In this regard, we have created and used the following categories of classification for the Group:

•

Banned countries. We currently regard seventeen countries and territories as “banned,” in respect of our services, as a result of certain factors but primarily geographic sanctions imposed by the U.S. Department of Treasury’s Office of Foreign Asset Control. Where we classify a market as banned, such as Cuba, Iran, Iraq, Libya, North Korea and Syria, we decline any customers in that market (irrespective of whether the end user intends to use the products and services for gambling) and customers resident in other countries should not be able to access their accounts when present in any of the banned countries.

We have a policy in place to screen our customers upon customer account registration against the Specially Designated Nationals list published by OFAC and the HM Treasury sanctions list. Decisions to add or remove countries from our banned country list are taken on a country-by-country basis and we adopt a risk based approach when making such decisions and, among other things, will conduct an assessment of the legal environment.

•

Non-Serviced countries and territories. We designate certain countries and territories as non-serviced, which could either mean we do not provide any of our services in that particular country or territory or that we do not provide payment services in relation to a particular industry such as online gambling in that country or territory. A decision to classify a country or territory or an industry as non-serviced is made after a careful analysis of business risks associated with such activity.

•

Limited service countries. In certain countries we are prepared to provide payment services in relation to a particular industry but subject to certain requirements or restrictions (e.g., we accept online gambling business in these types of countries provided the merchant is licensed). Those countries have introduced regulations that permit online gambling merchants provided that they are licensed by the regulator in that country (as in Italy, France, UK and Spain). In some jurisdictions, we have also agreed not to support certain black-listed gambling operators after an assessment of the relevant regulatory regime.

•

Accepted markets. Where the market is not classified as either banned, non-serviced or limited service, we categorize it as accepted and support processing payments in relation to online gambling from such jurisdictions. An example of an accepted market is a market is which an online gambling licensing regime has been implemented where we believe that the regime could be subject to challenge under EU law, such as where only a limited number of operators have been granted licenses or impediments exist in the application process for which there is no obvious market justification. We closely monitor the regulatory position in the major markets that we have categorized as accepted markets to ensure that the level of risk to us, our merchants and customers is acceptable. To implement this monitoring process, we have created an experienced team with in-depth industry knowledge, who take a number of measures in order to ensure that they are well placed to make decisions to accept or decline business in particular jurisdictions and to deploy our technology platform in order to best apply these decisions. These measures include taking specific legal advice, attending conferences and industry meetings, reviewing market studies on what banks and other payment processors do, exploring the regulatory position with others in the sector (including competitors and their own merchant base), and continually developing our technology platform in order to best implement our business acceptance policies. We augment this review with risk mitigation in ensuring that our operations, people and assets are not located in jurisdictions (even temporarily) where it is not clear that online gambling is legal.

In making the assessment for each relevant country, we will assess the risk in the market, the approach of our competitors and the likelihood of enforcement action being taken. We regularly review our categorization of jurisdictions of existing gambling merchants and customers as the regulatory environment within countries changes over time which may, along with a potential change in our attitude towards risk, result in us reconsidering our approach. It is also possible that, while our assessment of a jurisdiction may not change, enforcement action could still be taken against us and/or our executive officers or directors, depending upon the local laws in the relative jurisdiction. Although we have designed these systems with the intention of effectively assessing risk, our risk assessment processes may not always be effective. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—We may become an unwitting party to fraud or be deemed to be handling proceeds resulting from the criminal activity of our customers.”

Regulatory Change: Trends and Outlook

Although the general trend in gambling regulation over the last ten years has been to seek to restrict the activities of online-based operators, in the EU this has generally resulted in a move towards controlled regulation, rather than absolute prohibition. For example, the regimes in Italy and France have both moved away from state-run monopoly-based markets to controlled regulation (and Germany has moved from prohibition to controlled regulation). Not all regimes license all types of gambling products. Changes in the regulation of online gambling in the markets described above and elsewhere may impact us both positively (where the markets are liberalized or become regulated) and negatively (where markets are restricted or become prohibited). See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

Data Protection and Information Security

We process personal data, some of which may be sensitive, as part of our business and are subject to increasingly complex regulations related to privacy, data protection and information security in the jurisdictions in which we do business. Ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Moreover, these regulations could result in negative impacts to our business. In the EU, we are also subject to enhanced compliance and operational requirements under the GDPR, which became effective in May 2018. The GDPR expands the scope of the EU data protection law to all foreign companies processing personal data of EU residents, imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million, and includes new rights such as the “portability” of personal data. Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit country-specific data protection legislation and has created inconsistencies, on a country-by-country basis.

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. However, policymakers around the globe are using these requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. Within Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) law is under consultation review in order to align more closely to GDPR and ensure continuation of its adequacy status from the European Commission and the provincial Quebec privacy law is also currently in the process of amendment.

In addition, there are state laws in the United States governing the collection of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”) and, as of March 2, 2021, the Virginia Consumer Data Protection Act (“VCDPA”), which will become effective January 1, 2023), including those restricting the ability to collect and use certain types of information such as Social Security and driver’s license numbers. The CCPA imposes stringent data privacy and data protection requirements for the data of California residents, and provides for penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting specified personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act (“CPRA”). The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. Certain other state laws impose or are in the process of imposing similar privacy obligations, including the recently passed VCDPA. Certain other state laws impose similar privacy obligations as well and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Additionally, the use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to current and proposed regulation addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.”

Intellectual Property and R&D

We rely upon a combination of copyrights, trade secrets, trademarks, license agreements, confidentiality policies and procedures, nondisclosure agreements and technical measures designed to protect the intellectual property and commercially valuable confidential information and data used in our business in jurisdictions around the world. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services. We have not applied for any patents in respect of our electronic payment processing systems and cannot give assurances that any patent applications will be made by us or that, if they are made, they will be granted. Additionally, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude us from using our technology.

The steps we have taken to protect our copyrights, trade secrets, trademarks and other intellectual property may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and adversely affect our competitive position or results of operations.

We also license from third parties a variety of content, data and other intellectual property. Although we believe that alternative technologies and work-arounds are likely to be available should these agreements terminate or expire, there is no guarantee that third-party technologies will continue to be available to us on commercially reasonable terms or that work-arounds would be readily available for deployment in a commercially reasonable time frame. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We may not be able to adequately protect or enforce our intellectual property rights, or third parties may allege that we are infringing their intellectual property rights,” “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our use of open source software could compromise our ability to offer our products or services and subject us to possible litigation” and “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.”

Our total research and development expense for the year ended December 31, 2020 was $7,952,207.

Competition

The global payments industry is highly competitive, rapidly changing, highly innovative and increasingly subject to regulatory scrutiny and oversight. We compete against a wide range of businesses, including businesses that are larger than we are, have a dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes than we can. We compete against all forms of payments, including credit and debit cards; automated clearing house and bank transfers; other online payment services, local alternative payment methods, and digital wallets; mobile payments; cryptocurrencies and distributed ledger technologies; and offline payment methods, including cash and check. We also compete against banks, merchant acquirers, and third-party payment processors, including Chase Merchant Services, Bank of America Merchant Services, Wells Fargo Merchant Services, U.S. Bank’s Elavon division, Fiserv, FIS, Global Payments, PayPal and Square. We compete primarily on the basis of the following:

•	brand recognition;

•	distribution network and channel options;

•	convenience;

•	variety of payment methods;

•	product and service offerings;

•	customer service for both consumers and merchants;

•	trust and reliability;

•	speed;

•	data protection and security;

•	price; and

•	innovation.

Employees

As of December 31, 2020, we had approximately 3,400 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. It is the intention that, in the longer term, the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK with its principal executive office located at 25 Canada Square, 27th Floor, London, United Kingdom, E14 5LQ. Our London lease expires on September 3, 2025. We also lease a number of operations, business, data center and sales offices and facilities which include 24 offices in 12 countries and 15 data centers in 8 countries. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Seasonality

Our business is subject to seasonal influences. Our Integrated Processing Solutions and eCash businesses historically experience increased activity during the traditional holiday periods and around other nationally recognized holidays. Our Digital Wallet and eCash businesses experience increased activity based on the occurrence and timing of major sporting events.

Legal Proceedings

We are, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. We may be and in some cases have been subject to claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings involving areas such as online gambling regulation, intellectual property, consumer protection, privacy, data protection, labor and employment, immigration, import and export practices, product labeling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon our financial position, results of operations or cash flows.

C.	Organizational Structure

The following diagram depicts the organizational structure of the Company as of the date of this Report:

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” are party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” set forth in the Form F-4, which is incorporated herein by reference pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 49.5% of the outstanding voting securities of the post-combination company. See “Item 7.A. Major Shareholders” and “Item 8.A. Consolidated Statements and Other Financial Information—Unaudited Pro Forma Combined Financial Information” for additional information.

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address	Nature of Business	Proportion of Ownership Interest Held by the Company
Paysafe Financial Services Limited	United Kingdom 25 Canada Square, Floor 27, London, England E14 5LQ	Payment Services	100%
Paysafe Partners LLC	United States 2600 Michelson Drive, Suite 1600 Irvine, CA 92612	Payment Services	100%
Paysafe Payment Processing Solutions LLC	United States 128 Vision Park Blvd. Shenandoah, TX 77384	Payment Services	100%
Skrill Limited	United Kingdom 25 Canada Square, Floor 27, London, England E14 5LQ	Payment Services	100%
Paysafe Prepaid Services Limited	United Kingdom 25 Canada Square, Floor 27, London, England E14 5LQ	Payment Services	100%
Paysafe Merchant Services Inc.	Canada 3500 de Maisoneuve Blvd. West 2 Place Alexis-Nihon, Suite 700 Westmount Québec H3Z 3C1	Payment Services	100%

D.	Property, Plants and Equipment

None / Not applicable.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Consolidated Financial Statements included elsewhere in this Report.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Business Combination.

Our Company

Paysafe is a leading, global pioneer in digital commerce solutions. We empower over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada, and Europe to conduct secure and friction-less commerce across online, mobile, in-app, and in-store channels. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in Integrated Processing, Digital Wallet and online eCash Solutions.

We serve and support our clients through an omni-channel model that leverages the global reach and B2B and B2C relationships of our Paysafe Network. This enables us to manage and serve our clients through 6 hubs around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 63 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. We sell our solutions online to smaller merchants and consumers using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and ISOs, who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives. We operate across three lines of business, which provide our digital commerce solutions to different end markets. Our three lines of business, which represent our operating and reporting segments, are Integrated Processing, Digital Wallet and eCash Solutions.

Integrated Processing: Our Integrated Processing solutions are marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, eCommerce solutions, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallet: Our Digital Wallet solutions are marketed under the NETELLER and Skrill brand names, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid TransferTM brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such card-based payments, enabling our active users to send, spend, store and accept funds online more easily.

eCash Solutions: Our proprietary eCash solutions are marketed under the Paysafecard and Paysafecash brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. Paysafecard and Paysafecash are available at over 650,000 locations in 50 countries worldwide.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see “Item 4.B. Business Overview—Our Large & Fast-Growing Market Opportunity—Key Market Trends” and “Item 3.D. Risk Factors” in this Report.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our revolving credit facility. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s future financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. This is particularly relevant for Integrated Processing and Digital Wallet, where these effects contributed in part to the impairment of intangible assets in these segments for the year ended December 31, 2020 of $109,047 and $21,373, respectively, and an increase in credit losses. While our Digital Wallet business is showing recovery as sporting events resume, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting altogether sporting events, our Digital Wallet business could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our eCash Solutions segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted.

Public company costs

As a result of the Business Combination, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that have not been applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Share based compensation

Certain of our outstanding share-based compensation awards include a service-based vesting condition and a performance-based vesting condition that are satisfied upon a qualifying Exit Event (defined as an Initial Public Offering (“IPO”) whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion). Awards for which the service-based condition has already been met were recognized, as a result of the Business Combination, which satisfied the performance condition and such awards vested immediately, resulting in a share-based compensation expense. See “Item 8.A. Consolidated Statements and Other Financial Information—Unaudited Pro Forma Combined Financial Information” of this Report for additional information. Awards for which the service-based condition has not yet been met will result in a share-based compensation expense being recognized over time as services are rendered by employees. As a result, we have recognized share-based compensation expense beginning in 2021 related to awards that vested upon the occurrence of the Business Combination. See “Item 8.A. Consolidated Statements and Other Financial Information—Unaudited Pro Forma Combined Financial Information” of this Report for additional information. In addition, from time to time we expect to make grants of equity-based awards of our common shares under the Omnibus Incentive Plan to employees, officers and directors. We generally expect to recognize expense related to the grant date fair value of these share-based compensation awards over the applicable service period.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our Consolidated Statements of Comprehensive Loss in the future. As a result of the relative size of our international operations, these fluctuations may be material.

Recent Company Initiatives and Events

Recent acquisitions

In March 2021, the Company completed the acquisition of International Card Services, LLC, for cash consideration of $23,505 with an additional contingent earnout to be paid in future periods based on earnings targets. Our preliminary estimate of the total expected consideration including earnouts is $28,577. The acquisition was accounted for as a business combination.

In August 2020, the Company completed the acquisition of Openbucks to accelerate the expansion of eCash Solutions in the United States as well as benefit from certain partnerships with retailers. This acquisition was not significant. The total expected purchase price, including earnouts is $13,262, comprised of cash consideration of $9,760 and an additional contingent earnout to be paid in future periods based on earnings targets. The operating results of the acquisition have been included in the Company’s consolidated financial statements since the respective date of acquisition. The effects of the business combination were not material to the Company’s consolidated results of operations.

On June 1, 2018, we completed the acquisition or iPayment Holdings Inc. and its subsidiaries (“iPayment”), a U.S. based provider of payment processing products for small and medium-sized businesses. The acquisition formed part of Paysafe’s strategy to expand its presence in North America in response to significant growth opportunities.

Recent dispositions

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company. The total consideration consists of cash consideration of $47,098 and a contingent consideration receivable, of which $4,885 had been earned prior to December 31, 2020 and is recorded within “Prepaid expenses and other current assets” within the Consolidated Statements of Financial Position (at closing foreign exchange rates). The remainder of the receivable is contingent upon the future financial performance of Payolution GmbH, as well as certain operational achievements. The consideration for financial performance conditions will be due in the second quarters of the years ended December 31, 2021 and 2022.

Components of Our Operating Results

Revenue

Revenue consists primarily of fees derived from transaction processing services through three main lines of business: Integrated Processing, Digital Wallet and eCash Solutions. Substantially all of our Integrated Processing revenue stream is earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallet revenue streams are almost entirely derived from charging merchants fees for allowing payments on their platforms using our services or from revenues for charging customers on a transactional basis for using our digital wallet. Similarly, in our eCash Solutions segment all revenue streams are earned either from charging merchants fees for accepting our eCash Solutions services or from transaction fees from customers using Paysafecard services.

The Company’s promise to stand ready to provide electronic payment services is not based on a specified number of transactions, but rather is a promise to process all the transactions needed each day. Therefore, we measure revenue for our payment service daily based on the services that are performed on that day. We recognize revenue net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) consists primarily of the cost of transaction processing systems through three main lines of business: Integrated Processing, Digital Wallet and eCash Solutions. Cost of services (excluding depreciation and amortization) for Integrated Processing consists primarily of merchant residual payments to our network of independent sales organizations, as well as other fees incurred by the Company in the processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in the Integrated Processing segment, which are presented net within revenue. Cost of services (excluding depreciation and amortization) for Digital Wallet consists primarily of the costs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions. Cost of services (excluding depreciation and amortization) for eCash Solutions consists primarily of commission paid to distributors. These expenses exclude any depreciation or amortization, which is described below.

Selling, general and administrative

Selling, general and administrative consists primarily of employee related costs, including salaries and benefits, credit losses, information technology expenses and other administrative costs as noted below. Selling expenses are comprised of sales and marketing personnel-related costs, including salaries, and benefits. General and administrative expenses are comprised of expenses associated with operational and supporting personnel-related costs, including salaries and benefits, as well as credit losses on financial assets, corporate management, information technology, office infrastructure, external professional services and other activities.

We adopted ASC 326, Financial Instruments – Credit Losses (“ASC 326”), on January 1, 2020. As a result, for the year ended December 31, 2020, we recognized credit losses at asset inception based on the losses expected to occur over the remaining life of our financial assets. Prior to the adoption of ASC 326, credit losses on these financial assets were recognized when an occurrence was deemed to be probable. Refer to Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the Paysafe Consolidated Financial Statements appearing elsewhere in this Report for further information.

Depreciation and amortization

Depreciation and amortization consist of depreciation and amortization expenses related to computer and communication equipment, furniture and equipment, right-of-use assets, leasehold improvements, acquired and internally developed software, customer relationships and other intangible assets. Research and development costs for software development projects are capitalized when it is probable that the project will be completed, and the software will be used to perform the function intended. These costs are amortized over their useful life.

Impairment expense on intangible assets

Impairment expense on intangible assets relates to loss on impairment of intangible assets.

Restructuring and other costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees.

Transaction costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction.

Gain on disposal of subsidiaries and other assets, net

On October 5, 2020, Skrill Capital UK Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Payolution GmbH. The gain on disposal of subsidiaries recognized in 2020 relates to the gain on sale of Payolution GmbH.

On June 26, 2019, Paysafe Group Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Paysafe UK GOLO Holdco Limited. The gain on disposal of subsidiaries relates to the gain on the sale of Paysafe UK GOLO Holdco Limited in 2019.

Other (expense)/income, net

Other (expense)/income, net consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, and fair value movement in derivative instruments.

Interest expense, net

Interest expense, net primarily consists of the interest associated with our outstanding debt obligations and the amortization of debt issuance costs.

Income tax (benefit)/expense

Income tax (benefit)/expense represents income taxes generated in the United Kingdom and numerous foreign jurisdictions. These foreign jurisdictions have different statutory tax rates than the United Kingdom. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, interest, penalties, changes in the valuation of our deferred tax assets and liabilities, changes in uncertain tax positions, and changes in tax laws.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•	For Integrated Processing: Credit card and debit card transactions, and purchases made via PayLater

•	For Digital Wallet: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, and pre-paid Mastercard transactions

•	For eCash Solutions: Transactions where vouchers are redeemed at merchants, and pre-paid Mastercard transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31, 2020
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume	$67,590	$20,417	$4,640	$(544)	$92,103
Take Rate	1.1%	1.9%	7.2%		1.5%

	For the year ended December 31, 2019
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume	$68,878	$26,564	$3,801	$(588)	$98,655
Take Rate	1.1%	1.6%	7.2%		1.4%

	For the year ended December 31, 2018
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume	$52,838	$21,147	$3,618	$(553)	$77,050
Take Rate	1.0%	1.6%	7.3%		1.5%

	Increase / (Decrease) 2020 vs 2019
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume	$(1,288)	$(6,147)	$839	$44	$(6,552)
Take Rate	0.0%	0.3%	0.0%		0.1%

	Increase / (Decrease) 2019 vs 2018
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume	$16,040	$5,417	$183	$(35)	$21,605
Take Rate	0.1%	0.0%	(0.1)%		(0.1)%

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Report because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•	It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	It does not reflect changes in, or cash requirements for, our working capital needs;

•	It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;

•	It does not reflect income tax payments we are required to make;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth our results of operations for the years ended December 31, 2020 and 2019:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2020	2019	$	%
Revenue	1,426,489	1,418,140	8,349	0.6%
Cost of services (excluding depreciation and amortization)	534,823	508,735	26,088	5.1%
Selling, general and administrative	465,897	443,064	22,833	5.2%
Depreciation and amortization	268,166	279,831	(11,665)	(4.2)%
Impairment expense on intangible assets	130,420	88,792	41,628	46.9%
Restructuring and other costs	20,640	50,683	(30,043)	(59.3)%
Gain on disposal of subsidiaries and other assets, net	(13,137)	(4,777)	(8,360)	175.0%

Operating income	19,680	51,812	(32,132)	(62.0)%
Other expense, net	(40,805)	(13,914)	(26,891)	193.3%
Interest expense, net	(164,788)	(164,559)	(229)	0.1%

Loss before taxes	(185,913)	(126,661)	(59,252)	46.8%

Income tax benefit	(59,199)	(16,524)	(42,675)	258.3%

Net loss	(126,714)	(110,137)	(16,577)	15.1%

Less: net income attributable to non-controlling interest	1	61	(60)	(98.4)%

Net loss attributable to the Company	(126,715)	(110,198)	(16,517)	15.0%

Revenue

Revenue remained largely consistent year on year, with offsetting movements in each of our segments. The movements were driven by a 22.1%, or $60,197, increase in our eCash Solutions division due to higher volumes from online poker merchants during the COVID-19 pandemic as a result of changes in customer behavior. This is offset by a 7.9%, or $33,648, decrease in our Digital Wallet division mainly due to COVID-19 impact on sports betting as well as a 2.1%, or $15,477 decrease in our Integrated Processing division due to lower volumes as a result of COVID-19. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $26,088, or 5.1%, to $534,823 for the year ended December 31, 2020 from $508,735 for the year ended December 31, 2019. The increase is largely attributable to an increase of $22,549, or 17.9%, in our eCash Solutions segment due to the increase in volume and revenue as noted above, as well as an increase of $8,750, or 2.9%, in our Integrate Processing segment due to an increase in fees paid to ISO partners because of a change in revenue mix. This is offset by a decrease of $2,488, or 2.5%, in our Digital Wallet segment due to the decrease in volume and revenue as noted above, partly offset by an increase in fees paid to processing partners primarily due to the growth of certain business lines such as Skrill Money Transfer.

Selling, general and administrative

Selling, general and administrative expenses increased $22,833, or 5.2%, to $465,897 for the year ended December 31, 2020 from $443,064 for the year ended December 31, 2019. This movement is primarily driven by an increase in personnel-related costs of $10,429 due to an increase in headcount resulting from investments in certain critical functions, such as risk, compliance, and finance. The remaining increase is largely due to an increase in legal and professional fees of $4,405, due to fees paid to third parties to support remediation of control deficiencies and increased spend in risk management tools, as well as other offsetting movements.

Depreciation and amortization

Depreciation and amortization decreased $11,665, or 4.2%, to $268,166 for the year ended December 31, 2020 from $279,831 for the year ended December 31, 2019. This decrease was primarily attributable to the impact of the impairment on intangible assets recognized during the years ended December 31, 2020 and 2019, partially offset by the impact of additions in intangible assets in the same period.

Impairment expense on intangible assets

Impairment expense on intangible assets increased by $41,628, or 46.9%, to $130,420 for the year ended, December 31, 2020 from $88,792 for the year ended December 31, 2019. In the year ended December 31, 2020, the Company recognized an impairment loss for certain software development and customer relationships resulting from the deterioration in their forecasted cash flows as well as higher than anticipated merchant attrition rates due, in part, to the impact of COVID-19. The impairment loss in 2019 related to a deterioration in forecasted cash flows and higher than anticipated merchant and consumer attrition rates relating to certain software development and customer relationships.

Restructuring and other costs

Restructuring and other costs decreased $30,043, or 59.3%, to $20,640 for the year ended December 31, 2020 from $50,683 for the year ended December 31, 2019. The decrease was primarily attributable to the following factors:

•

A decrease in restructuring costs of $5,150. For the year ended December 31, 2019, we incurred restructuring costs related to the integration of iPayment into the Company. The costs incurred include office closure costs, severance payments made to employees as a direct result of this restructure and certain professional advisory costs.

•

A decrease in costs related to our Brexit migration of $4,923. In 2020, we successfully transferred our EEA customers from our U.K. subsidiaries regulated by the Financial Conduct Authority to subsidiaries based in Ireland regulated by the Central Bank of Ireland. Most of the costs incurred relating to this migration were incurred in 2019. The costs incurred related primarily to professional advisory costs.

•

A decrease in costs related to US public market readiness costs of $17,396. In 2019 we incurred professional advisory costs related to the establishment of our Sarbanes-Oxley (“SOX”) program, as well as accounting advisory costs in anticipation of a potential listing. The costs incurred related to the Business Combination were primarily incurred in the fourth quarter of 2020. Unlike the costs incurred in 2019 which were considered general readiness costs not tied to a particular transaction, costs directly attributable and incremental to the Business Combination have been deferred and will be charged against the gross proceeds received upon completion of the transaction.

The remaining movement relates to an increase in acquisition costs incurred in the year ended December 31, 2020, offset by a decrease in strategic transformation costs in the year.

Gain on disposal of subsidiaries and other assets, net

Gain on disposal of subsidiaries and other assets, net increased $8,360, or 175%, to a gain of $13,137 for the year ended December 31, 2020 from a gain of $4,777 for the year ended December 31, 2019. The gain in 2020 related to the disposal of Payolution GmbH, an indirect subsidiary of the company, whereas the gain in 2019 related to the disposal of Paysafe UK GOLO Holdco Limited, another indirect subsidiary of the Company.

Other (expense)/income, net

Other expense, net increased $26,891, or 193.3%, to an expense of $40,805 for the year ended December 31, 2020 from an expense of $13,914 the year ended December 31, 2019. The increase in other expense, net was primarily driven by an increase in foreign exchange losses of $15,979 and a decrease in the fair value gain on contingent consideration receivable of $17,443, offset by a reduction in interest expense, net, on related party balances of $6,903.

Interest expense, net

Interest expense, net increased slightly by $229, or 0.1%, to $164,788 for the year ended December 31, 2020 from $164,559 for the year ended December 31, 2019. The increase in interest expense, net was primarily driven by the additional drawdown of the revolving credit facility in 2020, in an effort to improve liquidity during the uncertain COVID-19 period, offset by other movements. We subsequently repaid all outstanding drawdowns prior to December 31, 2020.

Income tax (benefit)/expense

The income tax benefit was $59,199 for the year ended December 31, 2020 compared to $16,524 for the year ended December 31, 2019. This resulted in an effective tax rate of 31.8% for the year ended December 31, 2020 and 13.0% for the year ended December 31, 2019. The change in the effective tax rate in 2020 compared to 2019 primarily arises as a result of the tax expense of valuation allowances recorded against restricted interest expense carry forwards in 2019 and income earned in higher tax jurisdictions in 2020 offset by tax benefits associated with the CARES Act and utilization of previously unrecognized tax losses. A reconciliation between the statutory income tax rate and the income tax (benefit) provision reported in the Consolidated Statements of Comprehensive Loss is summarized in Note 3, Taxation, in the Paysafe Consolidated Financial Statements included elsewhere in this Report.

Net loss

Net loss increased by $16,577, or 15.1%, to a net loss of $126,714 for the year ended December 31, 2020 from a net loss of $110,137 for the year ended December 31, 2019. This increase in net loss was driven by the increase in cost of services (excluding depreciation and amortization), selling, general, and administrative, impairment expense on intangible assets, and other (expense)/income, partly offset by a decrease in restructuring and other costs and an increase in income tax benefit discussed above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $40,572, or 8.7%, to $425,769 for the year ended December 31, 2020 from $466,341 for the year ended December 31, 2019. This decrease was driven primarily by the increase in cost of services (excluding depreciation and amortization) of $26,088 which was only partially offset by a $8,349 increase in revenue. Additionally, this decrease was the result of an increase in selling, general and administrative expenses of $22,833 due primarily to an increase in employee costs and adoption of ASC 326. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net loss to Adjusted EBITDA is as follows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
(U.S. dollars in thousands)	2020	2019
Net Loss	$(126,714)	$(110,137)
Income tax benefit	(59,199)	(16,524)
Interest expense, net	164,788	164,559
Depreciation and amortization	268,166	279,831
Impairment expense on intangible assets	130,420	88,792
Restructuring and other costs	20,640	50,683
Gain on disposal of subsidiaries and other assets, net	(13,137)	(4,777)
Other expense, net	40,805	13,914

Adjusted EBITDA	$425,769	$466,341

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the year ended December 31, 2020, restructuring and strategic transformation costs amounted to $12,571. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning. For the period ended December 31, 2019, restructuring and strategic transformation costs amounted to $24,792. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.

(2)

As noted above, other expense, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net and fair value movement in derivative instruments. For the year ended December 31, 2020, other expense, net includes loss on foreign exchange of $19,280, fair value gain on contingent consideration receivable of $9,831, fair value loss on derivative instruments of $22,463 and interest expense, net, on related party balances of $1,554, together with other costs of $7,339. For the year ended December 31, 2019, other expense, net includes loss on foreign exchange of $3,301, fair value gain on contingent consideration receivable of $27,274, fair value loss on derivative instruments of $17,325 and interest expense on related party balances of $8,457, together with other costs of $12,105.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth our results of operations for the years ended December 31, 2019 and 2018:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2019	2018	$	%
Revenue	1,418,140	1,140,662	277,478	24.3%
Cost of services (excluding depreciation and amortization)	508,735	390,715	118,020	30.2%
Selling, general and administrative	443,064	341,960	101,104	29.6%
Depreciation and amortization	279,831	234,256	45,575	19.5%
Impairment expense on intangible assets	88,792	—	88,792	—
Restructuring and other costs	50,683	57,789	(7,106)	(12.3)%
Gain on disposal of subsidiary and other assets, net	(4,777)	—	(4,777)	—

Operating income	51,812	115,942	(64,130)	(55.3)%
Other (expense)/income, net	(13,914)	5,995	(19,909)	(332.1)%
Interest expense, net	(164,559)	(156,027)	(8,532)	5.5%

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2019	2018	$	%
Loss before taxes	(126,661)	(34,090)	(92,571)	271.5%

Income tax (benefit)/expense	(16,524)	5,621	(22,145)	(394.0)%

Net loss	(110,137)	(39,711)	(70,426)	177.3%

Less: net income attributable to non controlling interest	61	—	61	—

Net loss attributable to the Company	(110,198)	(39,711)	(70,487)	177.5%

Revenue

Revenue increased by $277,478, or 24.3%, to $1,418,140 for the year ended December 31, 2019 from $1,140,662 for the year ended December 31, 2018. This increase was in part driven by inclusion of the full year results of iPayment, which was acquired on June 1, 2018. For the year ended December 31, 2019, iPayment contributed to $324,856 of revenue, an increase of $135,548 from the year ended December 31, 2018. The remaining increase in revenue is primarily due to the growth in our Integrated Processing and Digital Wallet segments. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $118,020, or 30.2%, to $508,735 for the year ended December 31, 2019 from $390,715 for the year ended December 31, 2018. Movements in our cost of services (excluding depreciation and amortization) are largely related to changes in volume and revenue. This increase was therefore in part driven by inclusion of the full year results of iPayment, which was acquired on June 1, 2018 and is a lower margin business than the average of the Company’s existing business lines. For the year ended December 31, 2019, iPayment contributed to $132,233 of cost of services (excluding depreciation and amortization), an increase of $54,669 from the year ended December 31, 2018. The remaining increase is primarily due to an increase in cost of services (excluding depreciation and amortization) incurred within the Digital Wallet segment due to growth in the business, as well as an increase in commissions paid to affiliate partners for the introduction of new customers. The increase in cost of services (excluding depreciation and amortization) of the Digital Wallet division was $35,473 from the year ended December 31, 2018.

Selling, general and administrative

Selling, general and administrative expenses increased $101,104, or 29.6%, to $443,064 for the year ended December 31, 2019 from $341,960 for the year ended December 31, 2018. This increase was primarily attributable to the following:

•

An increase in personnel-related costs of $40,037 as the average number of monthly employees increased from 2,861 to 3,189 during the period ending December 31, 2019. The increase in the average number of monthly employees was in part driven by the full-year impact of the acquisition of iPayment, as well as investment into certain corporate functions.

•

An increase in credit losses incurred of $26,527, primarily due to the full-year impact of the acquisition of iPayment as well as a material credit loss event relating to a former customer in which we incurred losses of $13,500.

The remaining increase was largely driven by an increase in marketing costs and professional costs. Marketing costs increased due to certain key campaigns in the period, including major sporting events such as the ICC Cricket World Cup, whereas professional costs were higher than the prior period due in part to an increased spend in outsourced services resulting from investments in our risk capabilities.

Depreciation and amortization

Depreciation and amortization increased $45,575, or 19.5%, to $279,831 for the year ended December 31, 2019 from $234,256 for the year ended December 31, 2018. This increase was in part attributable to the full year-impact of the intangible assets recognized as a result of the iPayment acquisition. The remaining increase is due to a revision of useful lives of certain computer software and customer relationships acquired as part of the past acquisitions of Paysafe Group Limited and iPayment. The revised useful lives reflect management’s best estimate of the accelerated retirement of legacy IT platforms and shortened periods over which these certain customer relationships are expected to generate revenue. The revisions resulted in a $22,123 increase in amortization expense for the year ended December 31, 2019. The increase in amortization was partially offset by a slight decrease in depreciation expense of $3,449.

Impairment expense on intangible assets

Impairment expense on intangible assets increased $88,792, to $88,792 for the year ended December 31, 2019 from $0 for the year ended December 31, 2018. The impairment loss in 2019 related to a deterioration in forecasted cash flows and higher than anticipated merchant attrition rates relating to certain software development and customer relationships.

Restructuring and other costs

Restructuring and other costs decreased $7,106, or 12.3%, to $50,683 for the year ended December 31, 2019 from $57,789 for the year ended December 31, 2018. The decrease in restructuring and other costs is attributable to the following factors:

•	A decrease in acquisition costs incurred of $10,894. The costs incurred in the year ended December 31, 2018 relate to professional advisory costs incurred resulting from the acquisition of iPayment.

•

A decrease in restructuring costs and certain strategic transformation costs of $18,285. The decrease is primarily attributable to the closure of certain office locations in 2018 as well as costs incurred in 2018 related to certain strategic transformation programs resulting from the value creation plan initiated by CVC and Blackstone post acquisition of Paysafe.

This is partly offset by the following factors:

•

An increase in US public market readiness costs of $17,921. In 2019 we incurred professional advisory costs related to the establishment of our SOX program, as well as accounting advisory costs in anticipation of a potential listing.

•

An increase in costs relating to Brexit of $4,893. In 2020, we successfully transferred our EEA customers from our U.K. subsidiaries regulated by the Financial Conduct Authority to subsidiaries based in Ireland regulated by the Central Bank of Ireland. Most of the costs incurred relating to this migration were incurred in 2019. The costs incurred related primarily to professional advisory costs

Loss/(gain) on disposal of subsidiary and other assets, net

Loss/(gain) on disposal of subsidiary and other assets, net increased $4,777, to a gain of $4,777 for the year ended December 31, 2019 from $0 for the year ended December 31, 2018. This increase was primarily attributable to the disposal of 100% of the share capital of Paysafe UK GOLO Holdco Limited, an indirect subsidiary of the Company.

Other (expense)/income, net

Other (expense)/income, net was a net expense of $13,914 for the year ended December 31, 2019 compared to a net income of $5,995 the year ended December 31, 2018, a year over year increase in net expense of $19,909. The increase of net expense in 2019 was driven by a foreign exchange loss of $3,301 for the year ended December 31, 2019 compared to a gain of $41,761 for the year ended December 31, 2018, and an increase of $6,983 in fair value loss on derivative instruments. The gain related to foreign exchange arose on a timing difference between when Paysafe was acquired at the end of 2017 and when the cash was subsequently received in early 2018, which was partially offset by a fair value loss on acquired debt for the year ended December 31, 2018 of $41,125 which did not occur in the year ended December 31, 2019.

Interest expense, net

Interest expense, net increased slightly by $8,532, or 5.5%, to $164,559 for the year ended December 31, 2019 from $156,027 for the year ended December 31, 2018. The increase in interest expense, net is largely driven by the incremental debt recognized as a result of the acquisition of iPayment in 2018.

Income tax (benefit)/expense

The income tax (benefit)/expense in 2019 was a benefit of ($16,524) for the year ended December 31, 2019 from an income tax expense of $5,621 for the year ended December 31, 2018. This resulted in an effective tax rate 13.0% for the year ended December 31, 2019 and (16.5%) for the year ended December 31, 2018. The change in the effective tax rate in 2019 compared to 2018 primarily arises as a result of the tax benefit of the impairment of intangible assets in 2019, adjustments in respect of prior period estimates primarily relating to the taxability of derivative instruments and previously unrecognized R&D credits. This is offset by valuation allowances recorded against restricted interest expense carry forwards. A reconciliation between the statutory income tax rate and the income tax (benefit) provision reported in the Consolidated Statements of Comprehensive Loss is summarized in Note 3, Taxation, in the Paysafe Consolidated Financial Statements included elsewhere in this Report.

Net loss

Net loss increased by $70,426, or 177.3%, to a net loss of $110,137 for the year ended December 31, 2019 from a net loss of $39,711 for the year ended December 31, 2018. This increase in net loss was driven by the increase in cost of services (excluding depreciation and amortization), selling, general, and administrative, impairment expense on intangible assets, and depreciation and amortization, partly offset by an increase in revenue and restructuring and other costs discussed above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $58,354, or 14.3%, to $466,341 for the year ended December 31, 2019 from $407,987 for the year ended December 31, 2018. This increase was driven by the $277,478 increase in revenue offset by a $118,020 increase in cost of services (excluding depreciation and amortization) due to the factors noted above. This increase was further offset by an increase in selling, general and administrative expenses of $101,104 from $341,960 for the year ended December 31, 2018 to $443,064 for the year ended December 31, 2019. The increase in selling, general and administrative expenses is primarily due to increases in employee costs, primarily due to the full year-impact of the iPayment acquisition. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net loss to Adjusted EBITDA is as follows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(U.S. dollars in thousands)	2019	2018
Net Loss	$(110,137)	$(39,711)
Income tax (benefit)/expense	(16,524)	5,621
Interest expense, net	164,559	156,027
Depreciation and amortization	279,831	234,256
Impairment expense on intangible assets	88,792	—
Restructuring and other costs	50,683	57,789
Gain on disposal of subsidiary and other assets, net	(4,777)	—
Other (expense)/income, net	13,914	(5,995)

Adjusted EBITDA	$466,341	$407,987

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the year ended December 31, 2019, restructuring and strategic transformation costs amounted to $24,792. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning. For the period ended December 31, 2018, restructuring and strategic transformation costs amounted to $43,077. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity, such as the acquisition of iPayment Holdings Inc., and the Company’s Brexit planning.

(2)

As noted above, other (expense)/income, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense, net on related party balances and fair value movement in derivative instruments. For the year ended December 31, 2019, other (expense)/income, net includes loss on foreign exchange of $3,301, fair value gain on contingent consideration receivable of $27,274, fair value loss on derivative instruments of $17,325 and interest expense, net, on related party balances of $8,457, together with other costs of $12,105. For the year ended December 31, 2018, other (expense)/income, net includes gain on foreign exchange of $41,761, fair value gain on contingent consideration receivable of $30,443, fair value loss on acquired debt of $41,125, fair value loss on derivative instruments of $10,342 and interest expense, net, on related party balances of $8,457, together with other costs of $6,639.

Analysis by Segment

We operate in three operating segments: Integrated Processing, Digital Wallet, and eCash Solutions. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K.

The Company allocates shared costs to the three segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Our results by operating segment for the year ended December 31, 2020 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	719,982	394,500	332,941	—	(20,934)	1,426,489
Cost of services (excluding depreciation and amortization)	310,206	97,242	148,309	—	(20,934)	534,823
Selling, general and administrative	206,069	118,516	68,704	72,608	—	465,897

Adjusted EBITDA(1)	203,707	178,742	115,928	(72,608)	—	425,769

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the year ended December 31, 2019 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	735,459	428,148	272,744	—	(18,211)	1,418,140
Cost of services (excluding depreciation and amortization)	301,456	99,730	125,760	—	(18,211)	508,735
Selling, general and administrative	212,230	115,624	54,681	60,529	—	443,064

Adjusted EBITDA(1)	221,773	212,794	92,303	(60,529)	—	466,341

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	(15,477)	(33,648)	60,197	—	(2,723)	8,349
Cost of services (excluding depreciation and amortization)	8,750	(2,488)	22,549	—	(2,723)	26,088
Selling, general and administrative	(6,161)	2,892	14,023	12,079	—	22,833

Adjusted EBITDA(1)	(18,066)	(34,052)	23,625	(12,079)	—	(40,572)

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”

(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue decreased by $15,477, or 2.1%, to $719,982 for the year ended December 31, 2020 from $735,459 for the year ended December 31, 2019. This decrease was due to the impact of COVID-19 and an associated decrease in volumes year-on-year.

Cost of services (excluding depreciation and amortization) increased $8,750, or 2.9%, to $310,206 for the year ended December 31, 2020 from $301,456 for the year ended December 31, 2019. This increase was driven by an increase in fees paid to ISO partners, due to changes in revenue mix.

Selling, general and administrative decreased $6,161 or 2.9%, to $206,069 for the year ended December 31, 2020 from $212,230 for the year ended December 31, 2019. This decrease was primarily due to a reduction in credit losses, due to the disposition of PayLater GmbH, travel expenses and premises costs.

Adjusted EBITDA decreased by $18,066, or 8.1%, to $203,707 for the year ended December 31, 2020 from $221,773 for the year ended December 31, 2019. This decrease in adjusted EBITDA was largely due to the factors as noted above.

In addition, for the year ended December 31, 2020, we recognized an impairment expense on intangible assets of $109,047 that is attributable to the Integrated Processing segment. This expense is not included within the Integrated Processing segment Adjusted EBITDA.

Digital Wallet

Revenue decreased by $33,648, or 7.9%, to $394,500 for the year ended December 31, 2020 from $428,148 for the year ended December 31, 2019. This decrease was primarily due to lower volumes year-on-year due to the impact of COVID-19 on sports betting, as well as the impact of certain changes in regulatory requirements.

Cost of services (excluding depreciation and amortization) decreased by $2,488, or 2.5%, to $97,242 for the year ended December 31, 2020 from $99,730 for the year ended December 31, 2019. The decrease was primarily driven by the decrease in volume as noted above, offset by an increase in fees paid to other third-party payment providers resulting from the increase in volumes in Skrill Money Transfer.

Selling, general and administrative increased $2,892, or 2.5%, to $118,516 for the year ended December 31, 2020 from $115,624 for the year ended December 31, 2019. The increase was primarily driven by an increase in marketing costs due to an increase in various initiatives, including sponsorship contracts, as well as an increase in spend on risk management tools.

Adjusted EBITDA decreased by $34,052, or 16.0%, to $178,742 for the year ended December 31, 2020 from $212,794 for the year ended December 31, 2019. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

In addition, for the year ended December 31, 2020, we recognized an impairment expense on intangible assets of $21,373 that is attributable to the Digital Wallet segment. This expense is not included within the Digital Wallet segment Adjusted EBITDA.

eCash Solutions

Revenue increased by $60,197, or 22.1%%, to $332,941 for the year ended December 31, 2020 from $272,744 for the year ended December 31, 2019. This increase was driven primarily by higher volumes from online poker merchants during the COVID-19 pandemic due to changes in customer behaviors.

Cost of services (excluding depreciation and amortization) increased $22,549, or 17.9%, to $148,309 for the year ended December 31, 2020 from $125,760 for the year ended December 31, 2019. The increase was primarily driven by an increase in transaction volumes for the factors noted above, partially offset by a revenue mix shift to higher margin verticals for the year.

Selling, general and administrative increased $14,023, or 25.6%, to $68,704 for the year ended December 31, 2020 from $54,681 for the year ended December 31, 2019. The increase was primarily driven by an increase in employee costs due to an increase in headcount, an increase in professional consultancy fees as well as an increase in marketing costs resulting from growth in the period.

Adjusted EBITDA increased by $23,625 or 25.6%, to $115,928 for the year ended December 31, 2020 from $92,303 for the year ended December 31, 2019. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $12,079, or 20.0% to a loss of $72,608 for the year ended December 31, 2020 from a loss of $60,529 for the year ended December 31, 2019. This increase in the Adjusted EBITDA loss was primarily driven by an increase in employee related costs, following investments in critical functions such as risk, finance and IT. The remaining increase was driven by an increase in irrecoverable sales tax primarily due to an increase in corporate professional fees year over year.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Our results by operating segment for the year ended December 31, 2019 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	735,459	428,148	272,744	—	(18,211)	1,418,140
Cost of services (excluding depreciation and amortization)	301,456	99,730	125,760	—	(18,211)	508,735
Selling, general and administrative	212,230	115,624	54,681	60,529	—	443,064

Adjusted EBITDA(1)	221,773	212,794	92,303	(60,529)	—	466,341

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the year ended December 31, 2018 comprised of the following

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	543,301	343,883	263,970	—	(10,492)	1,140,662
Cost of services (excluding depreciation and amortization)	215,716	64,257	121,234		(10,492)	390,715
Selling, general and administrative	150,134	89,189	52,951	49,686	—	341,960

Adjusted EBITDA(1)	177,451	190,437	89,785	(49,686)	—	407,987

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	192,158	84,265	8,774	—	(7,719)	277,478
Cost of services (excluding depreciation and amortization)	85,740	35,473	4,526	—	(7,719)	118,020
Selling, general and administrative	62,096	26,435	1,730	10,843	—	101,104
Adjusted EBITDA(1)	44,322	22,357	2,518	(10,843)	—	58,354

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”

(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue increased by $192,158, or 35.4%, to $735,459 for the year ended December 31, 2019 from $543,301 for the year ended December 31, 2018. This increase was primarily attributable to the full year impact of the iPayment acquisition, which drove an increase in underlying volumes. Additionally, this increase was further driven by an underlying organic growth in existing core Integrated Processing businesses.

Cost of services (excluding depreciation and amortization) increased by $85,740 or 39.7% to $301,456 for the year ended December 31, 2019 from $215,716 for the year ended December 31, 2018. The increase was primarily driven by the factors explained above that drove an increase in revenue. As noted above, iPayment is a lower margin business than the average of the Company’s existing business lines and this contributed to the higher increase in cost of services (excluding depreciation and amortization) than the increase in revenue.

Selling, general and administrative increased $62,096, or 41.4%, to $212,230 for the year ended December 31, 2019 from $150,134 for the year ended December 31, 2018. The increase was primarily driven by the full-year impact of the iPayment acquisition, partially offset by realized synergies resulting from the integration of iPayment.

Adjusted EBITDA increased by $44,322, or 25.0%, to $221,773 for the year ended December 31, 2019 from $177,451 for the year ended December 31, 2018. This increase in adjusted EBITDA was largely due to the factors as noted above.

In addition, for the year ended December 31, 2019, we recognized an impairment expense on intangible assets totaling $88,792 that is attributable to the Integrated Processing segment. This expense is not included within the Integrated Processing segment Adjusted EBITDA.

Digital Wallet

Revenue increased by $84,265, or 24.5%, to $428,148 for the year ended December 31, 2019 from $343,883 for the year ended December 31, 2018. This increase was primarily attributable to growth in both core and emerging markets driven by the popularity of certain sports events and improvements made to the user interface within Paysafe’s digital wallet applications, which also drove an increase in volumes. These improvements to the user interface led to a combination of increased customer numbers and average revenue per customer.

Cost of services (excluding depreciation and amortization) increased by $35,473, or 55.2%, to $99,730 for the year ended December 31, 2019 from $64,257 for the year ended December 31, 2018. The increase was primarily driven by an increase in transaction volume as noted above, as well as an increase in commissions paid to affiliate partners for the introduction of new customers.

Selling, general and administrative increased $26,435, or 29.6%, to $115,624 for the year ended December 31, 2019 from $89,189 for the year ended December 31, 2018. The increase primarily driven by an increase in employee costs, as well as an increase in marketing costs. Marketing costs increased due to certain key campaigns in the period, including major sporting events such as the ICC Cricket World Cup.

Adjusted EBITDA increased by $22,357, or 11.7%, to $212,794 for the year ended December 31, 2019 from $190,437 for the year ended December 31, 2018. This increase in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $8,774, or 3.3%, to $272,744 for the year ended December 31, 2019 from $263,970 for the year ended December 31, 2018. This increase was primarily attributable to organic growth resulting from new products and markets which drove an increase in volume, partially offset by the impact of the cycling of key game releases and currency fluctuations.

Cost of services (excluding depreciation and amortization) increased $4,526, or 3.7%, to $125,760 for the year ended December 31, 2019 from $121,234 for the year ended December 31, 2018. The increase was primarily driven by an increase in transaction volume as noted above.

Selling, general and administrative increased $1,730, or 3.3%, to $54,681 for the year ended December 31, 2019 from $52,951 for the year ended December 31, 2018. The increase was primarily driven by an increase in employee costs.

Adjusted EBITDA increased by $2,518 or 2.8%, to $92,303 for the year ended December 31, 2019 from $89,785 for the year ended December 31, 2018. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $10,843, or 21.8% to a loss of $60,529 for the year ended December 31, 2019 from a loss of $49,686 for the year ended December 31, 2018. This increase in the Adjusted EBITDA loss was primarily driven by an increase in employee costs, following investments in critical functions such as risk and IT.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our Integrated Processing and eCash Solutions businesses historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash business experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Internal Control over Financial Reporting

Prior to the Business Combination, we were a private company, growing organically and by acquisition, with limited accounting personnel and other resources with which we address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses, affecting each of the five components of the Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organization of the Treadway Commission (“COSO 2013”) which have caused management to conclude that as of December 31, 2020 we did not maintain an effective control framework:

•	Inadequate controls over key accounting judgment areas including capitalized development costs and purchase price allocations

•

Insufficient review of the completeness and accuracy of data inputs associated with certain key controls impacting multiple financial statement account balances and disclosures, including data inputs to the impairment model for acquired intangibles

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, management believes that the Paysafe Consolidated Financial Statements included in this Report present in all material respects our financial condition, results of operations and cash flows for the periods presented.

To address the material weakness related to our ineffective control framework, we have hired employees with extensive experience related to internal control over financial reporting. We have also identified and assessed relevant risks of material misstatement and have designed and implemented new processes and controls in each of the areas impacted by the material weaknesses.

We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, providing additional training, and further evolving our accounting processes and systems. We will continue to monitor and evaluate the effectiveness of our internal control over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary. However, we will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. This requirement will first apply to our first annual report filed with the SEC. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting after the completion of this offering. See “Item 3.D. Risk Factors.”

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to our borrowings and investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps and caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of December 31, 2020, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $32.8 million unfavorable impact on net loss while a decrease of 100 basis points would result in a $32.8 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 1% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2019, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $31.7 million unfavorable impact on net loss while a decrease of 100 basis points would result in a $31.7 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 1% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of December 31, 2020, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $12.5 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

As of December 31, 2019, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased in both profit and equity by $12.4 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee (“STC”).

Settlement receivables primarily relate to receivables from third party payment institutions arising in our Digital Wallet and certain Integrated Processing businesses, as well as receivables from distribution partners arising in our eCash Solutions business. These receivables are closely monitored on an ongoing basis. The eCash Solutions business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk, we have a $225,000 revolving credit facility available, from which we make draw downs and repayments throughout the year. The balance drawn on the revolving credit facility as of December 31, 2020 and December 31, 2019 was $0 and $76,881.

As of December 31, 2020, and December 31, 2019, the total principal amount of our external borrowings was $3,331,909 and $3,272,779. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the years ended December 31, 2020 and 2019.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain 1st lien leverage below 9.0x an EBITDA measure adjusted for certain items as stipulated in the Group’s facilities agreement. As of December 31, 2020, and December 31, 2019, the Company was in compliance with all financial covenants associated with this debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2020 and 2019, we had $387,616 and $234,617 in cash and cash equivalents. Furthermore, we had $225,000 and $148,119 available under our First Lien Revolving Credit Facility as of December 31, 2020 and 2019, respectively.

In connection with this Business Combination, we underwent a series of transactions that will impact our financial position and overall liquidity profile. These transactions were contractual in nature and were as a result of the Business Combination. Our cash and cash equivalents, as a combined company, are expected to decrease $227,066 contemporaneously with the Business Combination, as a result of the Cash Contribution to PGHL $2,448,578, the debt repayment of $1,176,145, deferred underwriting costs $51,346, and estimated transaction expenses of FTAC and Paysafe ($20,184 and $113,132 respectively). These transactions will be offset by the $1,466,451 in net proceeds from the Trust Account after factoring in redemptions of $989, $1,965,868 in net proceeds from private placement (“PIPE Investment”) and $150,000 from the forward purchase agreement with the FP Investor. Please see “Item 8.A. Consolidated Statements and Other Financial Information—Unaudited Pro Forma Combined Financial Information” in this Report for further information.

In addition to our cash and cash equivalents on our Consolidated Statements of Financial Position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

The Company’s credit facilities consist of a first lien term loan facility, a second lien term loan facility, and a first lien revolving credit facility (“First Lien Revolving Credit Facility”). The first lien term loan consists of a $1,540,000 USD Facility (“USD First Lien Term Loan”) (the principal amounts outstanding were $1,497,650 and $1,513,050 as of December 31, 2020 and 2019, respectively) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”) (the principal amounts outstanding were $1,274,768 and $1,170,267 as of December 31, 2020 and 2019 respectively). The Second Lien Term Loan facility consists of a $250,000 USD Facility (“USD Second Lien Term Loan”) (the principal amounts outstanding were $250,000 and $250,000 as of December 31, 2020 and 2019 respectively) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”) (the principal amounts outstanding were $259,491 and $238,219 as of December 31, 2019 and 2020, respectively).

The First Lien Revolving Credit Facility has an available balance of $225,000 from which the Company has made drawdowns and repayments throughout the year. As of December 31, 2020 and 2019, respectively, the Company had unpaid drawdowns of $0 and $76,881 outstanding.

The Company also has available a $50,000 Line of Credit. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions. The Company has made drawdowns and repayments throughout the year ended December 31, 2020. As of December 31, 2020 and 2019, the Company had an outstanding balance of $50,000 and $24,362, respectively.

The key terms of the facilities and the principal outstanding as of December 31, 2020 and 2019 are shown below (U.S. dollars in thousands):

Facility	Currency	Interest rate(1)	Facility maturity date	Principal outstanding at December 31, 2020 (USD)	Principal outstanding at December 31, 2019 (USD)
USD First Lien Term Loan	USD	USD LIBOR + 3.50% (2)	January 2025	$1,497,650	$1,513,050
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	January 2026	250,000	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.25% (2)	January 2025	1,274,768	1,170,267
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	January 2026	259,491	238,219
First Lien Revolving Credit Facility	USD	BASE + 3.00% (2)	January 2024	—	22,500
First Lien Revolving Credit Facility	EUR	BASE + 3.00% (2)	January 2024	—	54,381
Line of Credit	USD	PRIME - 0.25% (3)	May 2023	50,000	24,362

(1)	For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 1% applies, respectively.

(2)	During the year ended December 31, 2020, the margin on these facilities was increased by 25 basis points and it currently stands at the amounts reflected in this table.
(3)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

Debt Covenants

The credit agreements governing the Company’s credit facilities contain affirmative, restrictive and incurrence-based covenants. In addition, the financial covenants in the Senior Facilities Agreement governing the USD First Lien Term Loan, EUR First Lien Term Loan and First Lien Revolving Credit Facility require the Company to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio (the “First Lien Net Leverage Ratio”) of 9.00 to 1.00 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt (as defined in the Senior Facilities Agreement) as of the last day of such relevant period to (b) consolidated EBITDA (as defined in the Senior Facilities Agreement) for the relevant period. The First Lien Net Leverage Ratio is subject to customary equity cure rights.

As of December 31, 2020, and 2019, we were in compliance with our financial covenants. Our first Lien Net Leverage Ratio was 5.74 to 1.00 and 5.00 to 1.00 as of December 31, 2020 and 2019, respectively.

Cash Flow

The following table presents the summary consolidated cash flow information for the period presented.

	For the year ended December 31,
(U.S. dollars in thousands)	2020	2019	2018
Net cash flows provided by (used in) operating activities	$409,109	$289,047	$(27,290)
Net cash flows used in investing activities	(51,222)	(160,557)	(5,051,414)
Net cash flows (used in) from financing activities	(75,469)	72,677	3,267,283
Effect of foreign exchange rate changes	99,073	(15,756)	(13,859)

Increase (decrease) in cash and cash equivalents, including customer accounts and other restricted cash	$381,491	$185,411	$(1,825,280)

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in customer accounts and other restricted cash in our Consolidated Statements of Financial Position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the Consolidated Statements of Cash Flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; other (expense)/income, net; impairment expense on intangible assets; provision for doubtful accounts and other; net gain on settlement of deferred and contingent consideration; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Cash Flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Group’s settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our Consolidated Statements of Financial Position as of December 31, 2020, 2019, and 2018 are summarized in the table below.

	For the year ended December 31,
(U.S. dollars in thousands)	2020	2019	2018
Customer accounts and other restricted cash	1,376,236	1,150,532	1,076,769
Settlement receivables, net of allowances for doubtful accounts	223,083	250,453	213,020
Funds payable and amounts due to customers	1,552,187	1,328,792	1,274,455

Net cash flows provided by operating activities increased by $120,062 to an inflow of $409,109 for the year ended December 31, 2020 from an inflow of $289,047 for the year ended December 31, 2019. The key reason for the increase is due to the cash inflow from the movement in funds payable and amounts due to customers of $135,037. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the year ended December 31, 2020, net cash flows provided by operating activities of $409,109 primarily consists of a net loss of $126,714 adjusted for non-cash items of $418,085, largely driven by depreciation and amortization of $268,166, impairment expense on intangible assets of $130,420, and cash inflows relating to movements in funds payable and amounts due to customers of $135,037, settlement receivables, net of $37,640 and prepaid expenses, other current assets and related party receivables of $18,171. This was partly offset by movements in accounts receivable, net of $46,493 and accounts payable, other liabilities, and other related party payables of $27,767.

For the year ended December 31, 2019, net cash flows provided by operating activities of $289,047 primarily consists of a net loss of $110,137, adjusted for cash inflows from non-cash items of $405,193, largely driven by depreciation and amortization of $279,831, impairment expense on intangible assets of $88,792 and provision for doubtful accounts and other of $52,044, and cash outflows of $6,009 used in movements in working capital, including an increase in accounts receivable, net of $30,955 and settlement receivables, net of $44,081 and a decrease in income tax payable of $13,604. These working capital movements were partly offset by increase in funds payable and amounts due to customers of $85,067.

Net cash flows provided by (used in) operating activities increased $316,337 to an inflow of $289,047 for the year ended December 31, 2019 from an outflow of $27,290 for the year ended December 31, 2018.

For the year ended December 31, 2018, net cash flows used in operating activities of $27,290 primarily consists of a net loss of $39,711, adjusted for cash inflows from non-cash items of $216,982, largely driven by depreciation and amortization of $234,256 and other (expense)/income, net of $35,554, partly offset by unrealized foreign exchange gain of $63,226, and cash outflows of $204,561 used in movements in working capital, including increase in accounts receivable, net of $47,772 and settlement receivables, net of $152,110 and decrease in accounts payable, other liabilities, and related party payables of $43,442. These working capital movements were partly offset by increase in funds payable and amounts due to customers of $21,403.

Investing Activities

Net cash used in investing activities decreased $109,335 to $51,222 for the year ended December 31, 2020 from $160,557 for the year ended December 31, 2019. This decrease is primarily attributed to a reduction in purchases of merchant portfolios, as well as a net cash inflow on disposal of subsidiaries of $44,877 relating to the disposal of Payolution GmbH.

Net cash used in investing activities decreased $4,890,857 to $160,557 for the year ended December 31, 2019 from $5,051,414 for the year ended December 31, 2018. This decrease is primarily attributed to a net cash outflow related to the acquisitions of iPayment Holdings, Inc. and Paysafe Group Limited of $4,224,912 and repayment of debt extinguished in a business combination of $726,132 in 2018. This was offset in part by an increase of $73,700 relating to the purchase of merchant portfolios.

Financing Activities

Net cash (used in)/provided by financing activities decreased $148,146 to an outflow of $75,469 for the year ended December 31, 2020 from an inflow of $72,677 for the year ended December 31, 2019. This decrease primarily resulted from the net impact of repayments of the Company’s borrowing facilities, including its revolving credit facility. Borrowings and repayments on all facilities were $624,348 and ($690,221), respectively, for the year ended December 31, 2020 and $264,165 and ($178,789), respectively for the year ended December 31, 2019.

Net cash provided by financing activities decreased $3,194,606 to $72,677 for the year ended December 31, 2019 from $3,267,283 for the year ended December 31, 2018. This decrease primarily resulted from proceeds from the Company’s immediate parent company in exchange for an equity issuance in 2018 that did not occur in 2019. Additionally, this decrease was further driven by a reduction in net proceeds from loans and borrowings of $738,524 from 2019 as compared to 2018. These decreases were slightly offset by an increase in net proceeds from line of credit of $24,363.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Contractual Obligations

The following table summarizes the long-term cash payment obligations to which we are contractually bound as of December 31, 2020 and the estimated timing and effect that such obligations are expected to have on liquidity and cash flows in future periods:

	Payment due by periods
(U.S. dollars in thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt(1)	$15,400	$80,800	$2,726,218	$509,491	$3,331,909
Interest on long-term debt(2)	$149,338	$295,763	$188,850	$327	$634,278
Operating lease liability(3)	$9,315	$18,013	$14,343	$7,892	$49,563

Total Contractual Obligations	$174,053	$394,576	$2,929,411	$517,710	$4,015,750

(1)

Long-term debt includes the principal outstanding amount of the Company’s term loans, revolving credit facilities and line of credit including issuance costs. For further information, please see Note 8, Debt, of the Paysafe Consolidated Financial Statements included elsewhere in this Report.

(2)	Interest is stated inclusive of committed payments due on derivative instruments such as interest rate swaps and caps.
(3)

In conjunction with the adoption of ASC 842, Leases, the Company is required to recognize a lease liability for operating leases on its Consolidated Statements of Financial Position. For further information, please see Note 17, Leases, in the Paysafe Consolidated Financial Statements included elsewhere in this Report.

As discussed in Note 3, Taxation, as of December 31, 2020 the Company has $18,784 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities. Accordingly, liabilities associated with uncertain tax positions have been excluded from the contractual obligations table above.

In addition to the amounts disclosed in the contractual obligations table above, as of December 31, 2020, the Company committed to purchasing merchant portfolios of $13,200 on March 31, 2021 as discussed in Note 18, Commitments, Contingencies and Guarantees.

Off-Balance Sheet Arrangements

During the years ended December 31, 2020, 2019 and 2018, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

Commitments and Contingencies

From time to time we enter into certain types of contracts that contingently require us to indemnify parties against certain categories of losses they might incur including as a result of third-party claims. The contracts primarily relate to: (i) certain bank sponsor agreements, under which we may be required to provide indemnification to the bank in respect of losses they may incur as a result of processing card payments for relevant merchants; (ii) certain merchant and vendor agreements where we may be required to indemnify the merchant or vendor against any third party claims resulting from a violation of intellectual property rights or for any breach of the representations, warranties, obligations, or covenants in the agreement or against losses resulting from a data breach suffered by the Company; (iii) certain business purchase agreements, under which we may provide customary indemnification to the seller of the business being acquired; and (iv) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the applicable premises.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on our Consolidated Statements of Financial Position for any of the periods presented.

We periodically become a party to litigation proceedings arising in the normal course of our business operations. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated.

Additionally, the Company has contingent consideration payables associated with several historical acquisitions. Such contingent consideration payable was recognized at fair value on the acquisition date and is remeasured each reporting period. Amounts payable by the Company are contingent upon the achievement of    certain financial performance targets. The Company also recognizes contingent consideration receivables associated with the disposal of a previous subsidiary. Such contingent consideration receivable was recognized at fair value on the acquisition date and is remeasured each reporting period. The contingent consideration to be received is based on the future distributable cash generated by the disposed subsidiary.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which often require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our critical estimates and assumptions on an ongoing basis. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.

Business Combinations

The Company performs a two-step analysis to determine whether a transaction will be considered as the acquisition of a business or the acquisition of an asset. Firstly, an initial screening test is performed, which determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single (or group of similar) identified assets. If this initial test is not met, an acquired asset cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create output.

An asset acquisition is accounted for using a cost accumulation model. The acquired assets including related transaction costs are recorded at cost when cash consideration is used. If the consideration is non-cash, then the recording of the assets is based on the fair value of the assets acquired. Direct and incremental acquisition costs are included in the cost of the acquisition. Contingent consideration that is accounted for as a derivative is recognized at fair value. Otherwise, such consideration generally is recognized when it becomes probable and reasonably estimable. Any excess of the cost of the acquisition over the fair value of the net assets acquired is allocated to assets on the basis of relative fair values. Goodwill is not recognized. Asset acquisitions generally consist of the purchase of merchant portfolios which are accounted for as intangible assets.

In a business combination, substantially all identifiable assets, liabilities and contingent liabilities acquired are accounted for using the acquisition method at the acquisition date and are recorded at their respective fair values. We allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing acquired assets and assumed liabilities include but are not limited to:

•	Future expected cash flows;

•	Historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;

•	Expected use of acquired assets; and

•	Discount rates

Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of the assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date.

When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We engage outside experts as deemed necessary or appropriate to assist in the calculation of the liability, however management is responsible for evaluating the estimate. We measure our contingent liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level III of the fair value hierarchy. We reassess the estimated fair value of the contingent consideration each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations. Payments related to contingent consideration made on or within three months of the business combination date are viewed as an extension of the business combination, and such payments are classified as investing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date to settle the contingent consideration liability recognized at fair value as of the acquisition date (including measurement-period adjustments) less payments made on or within three months of the business combination date are classified as financing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date that exceed those classified as financing activities are classified as operating activities in the Consolidated Statements of Cash Flows.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity in which the equity investors as a group lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company has a controlling financial interest and will consolidate a VIE if it has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company has a variable interest in Skrill USA, a company that provides digital wallet services to U.S. customers. Skrill Limited, an indirect subsidiary of the Company, has a market support arrangement which supports the business and operations of Skrill USA for the purpose of expanding the Skrill brand and business in the U.S. market. In addition, Skrill Ltd and Optimal Payment Services Inc., both Paysafe entities, have an outsourcing arrangement with Skrill USA for a license to offer money transfer and related services in the U.S. market. Through these arrangements, the Company assumes all or a portion of the risk and cost of the operations of Skrill USA representing a variable interest. These arrangements provide the Company with economic interest in Skrill USA, as well as implied power in making significant decisions through its partnerships with certain products, overall strategic advice, operating support, and use of Company technology. As a result, Skrill USA was determined to be a VIE and the Company deemed the primary beneficiary. The assets, liabilities, and results of operations of Skrill USA are consolidated in the Company’s Consolidated Financial Statements.

However, as the Company has no direct equity ownership in Skrill USA, 100% of the equity (net assets) and results of operations are presented as non-controlling interest in the Company’s Consolidated Financial Statements. Non-controlling interests include the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company.

Revenue Recognition

Application of the accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting.

We generate substantially all of our revenue through the delivery of transaction processing services through three lines of business; Integrated Processing, Digital Wallet and eCash Solutions. For each primary source of revenue under these business lines, the Company’s main performance obligation is to stand ready to provide electronic payment services. As the timing and quantity of transactions to be processed is not determinable at the inception of the contract, the payment services comprise a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation. Given the nature of the promise and underlying fees are based on unknown quantities or outcomes of services to be performed over the contract term, the total consideration for each primary source of revenue is determined to be variable. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

An area of significant judgment for the Company is the determination of the principal agent consideration. For the Company’s Integrated Processing Solutions segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its Integrated Processing Solutions segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

Another area of significant judgment involves determining whether goods and services are considered distinct performance obligations that should be accounted for separately, or together as one performance obligation. The primary services offered by the Company to its customers comprise a series of distinct performance obligations that are substantially similar with the same pattern of transfer. Hence, these services are considered a single performance obligation and revenue is recognized as the Company satisfies its performance obligation by transferring control over the service to a customer.

Income Taxes

We are subject to income tax in most of the jurisdictions in which we operate. Management is required to exercise significant judgment in determining our provision for income taxes. The provision for income taxes is determined taking into account guidance related to uncertain tax positions. Judgment is required in assessing the timing and amounts of deductible and taxable items. Deferred tax assets are amounts available to reduce income taxes payable on taxable income in future years and are initially recognized at enacted tax rates. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Goodwill

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

When appropriate, the Company considers assumptions a hypothetical marketplace participant would use in estimating future cash flows. The key assumptions include cash flow growth and discount rate. Cash flow growth is based on management estimates of future outcomes considering past experience and market participant assumptions. The exit multiples are determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Discount rate assumptions are based on determining a cost of debt and equity, followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. The impairment test results are corroborated by following alternative modeling approaches. Failure to achieve these expected results or changes in the discount rate, may cause a future impairment of goodwill at the reporting unit level.

Changes in assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years.

The estimated fair value of each reporting unit significantly exceeds its carrying value as of October 1, 2020.

Finite-lived Intangible Assets

We regularly review finite-lived intangible assets, such as brands, computer software and customer relationships, for impairment. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded.

Fair values are determined based on quoted market prices or discounted cash flow analysis. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Key assumptions often include average revenue growth rate, EBIT/EBITDA margin, merchant attrition rates, royalty rates, estimated useful-lives and discount rates. These valuations are considered to be level III in the fair value hierarchy due to the inputs often being unobservable.

We also regularly evaluate whether events and circumstances have occurred that indicate the useful lives of finite-lived intangible assets may warrant revision. Examples of events and circumstances that may indicate the useful lives of finite-lived intangible assets require revision include a deterioration in the forecasted cash flows underpinning their value, an accelerated retirement of technology, and higher than anticipated customer or merchant attrition rates. Any changes to the useful-life estimate are accounted for on a prospective basis within Depreciation and amortization within the Consolidated Statements of Comprehensive Loss.

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated.

The Company vigorously defends its position on all open cases, including any litigation that arises as a result of the cyber breach that occurred in November 2020. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. These claims require management judgment in the assessment of the potential outcome and the impact on the Company’s assets and liabilities. The actual outcome of these claims or liabilities could materially differ to management judgments.

Research and Development

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use.

The Company develops software that is used in providing services to customers. Costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins when both of the following occur: 1) the preliminary project stage is completed, and 2) management, with the relevant authority, authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the software is substantially complete and ready for its intended use.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the Paysafe Consolidated Financial Statements appearing elsewhere in this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position
Philip McHugh	49	Chief Executive Officer and Director
Ismail (Izzy) Dawood	49	Chief Financial Officer
Danny Chazonoff	57	Chief Operating Officer
Elliott Wiseman	47	General Counsel & Chief Compliance Officer
Udo Mueller	46	Chief Executive Officer, paysafecard
Lorenzo Pellegrino	46	Chief Executive Officer, Skrill, NETELLER & Income Access
Paulette Rowe	54	Chief Executive Officer, Integrated & Online Solutions
Afshin Yazdian	48	Chief Executive Officer, U.S. Acquiring
Roy Aston	42	Chief Information Officer
Louise Clements	56	Chief Marketing Officer
Chi Eun Lee	51	Executive Vice President & Chief of Staff

Name	Age	Position
Nick Walker	47	Chief Human Resources Officer
Richard Swales	49	Chief Risk Officer
William P. Foley, II	76	Chairman of the Board of Directors
Matthew Bryant	37	Director
Anthony Jabbour	53	Director
Dagmar Kollmann	56	Director
Walter Macnee	64	Director
Jonathan Murphy	37	Director
James Murren	59	Director
Eli Nagler	35	Director
Peter Rutland	42	Director
Hilary Stewart-Jones	59	Director

Philip McHugh has served as our Chief Executive Officer and a member of the Company Board since June 2019. Before Paysafe, he worked for Total Systems Services Inc. (“TSYS”), a global payments provider, where he was responsible for leading their merchant solutions division from April 2017 until June 2019. Prior to TSYS, Mr. McHugh spent over ten years working for Barclays in London where he held several senior roles, including Global CFO of Barclaycard and CEO of Barclaycard Business Solutions. Before Barclays, he spent ten years with Citi (formerly Citigroup) working in both Latin America and the United States. Mr. McHugh holds a BA from Emory University in Atlanta, Georgia, and an MBA from the University of South Carolina.

Ismail (Izzy) Dawood has been our Chief Financial Officer since September 2020. Prior to joining Paysafe, Mr. Dawood served as Chief Financial Officer of Branch International from December 2019 to August 2020 and as Chief Financial Officer of WageWorks from April 2018 to August 2019. Prior to Wageworks, Mr. Dawood served as Chief Financial Officer of Santander Consumer USA Holdings Inc. between December 2015 and October 2017. He also served as Executive Vice President and Chief Financial Officer of the Investment Services division of The Bank of New York Mellon Corporation (“BNY Mellon”) since April 2013, as Executive Vice President and Director of Investor Relations and Financial Planning and Analysis of BNY Mellon from June 2009 to March 2013 and as Senior Vice President and Global Head of Corporate Development and Strategy of BNY Mellon from November 2006 to May 2009. Mr. Dawood holds a master’s degree in business administration from the Wharton School of Business and a bachelor’s degree in finance from St. John’s University, Jamaica (Queens), New York. Mr. Dawood is a Chartered Financial Analyst (“CFA”) charterholder.

Danny Chazonoff has been the Chief Operating Officer of the Paysafe Group since the completion of the Optimal Payments Acquisition. Prior to the Acquisition, he held the position of Chief Technology Officer, Business and Sales Strategy at the Montreal-based group comprising OP Payments Inc. and its related companies and was employed by that group since it was founded in 1997. Mr. Chazonoff provides leadership, management and direction in the areas of bank and partner relationships, product strategy, technology, risk, operations and M&A. Mr. Chazonoff has also served as Vice President, MIS and Web Development at BCE Emergis, a subsidiary of Bell Canada, and as Director of Operations for AVS Technologies, a leading distributor of consumer electronics in Canada. Mr. Chazonoff brings a wealth of international payments expertise as well as IT and operations experience to the Paysafe Group. Mr. Chazonoff holds a Bachelor of Commerce with a Major in Management Information Systems from McGill University (Montreal) and an MBA from the John Molson School of Business (Montreal).

Elliott Wiseman has been our General Counsel & Chief Compliance Officer since October 2011. Prior to joining Paysafe, Mr. Wiseman worked for MoneyGram International where he was Senior Legal Counsel with responsibility for legal matters in the Northern European and Asia Pacific regions. Previously, Mr. Wiseman worked as an associate at the law firms Slaughter and May, Debevoise & Plimpton and Mischon de Reya, in their respective M&A departments. Mr. Wiseman is a qualified solicitor in England and Wales and has a Master of Arts degree in Geography from Oxford University.

Udo Mueller co-launched paysafecard in the year 2000 directly after finishing university. He has been our Chief Executive Officer, paysafecard since March 2014, just after the company paysafecard was acquired by Skrill.

Mr. Mueller has served as a Director of Prepaid Services Company Limited since 2006. Mr. Mueller holds a Master’s degree in Mechanical Engineering from the Technical University in Graz, Austria, and an MBA in Business Administration from Donau University in Krems, Austria.

Lorenzo Pellegrino has been our Chief Executive Officer, Skrill, NETELLER & Income Access since September 2015. Prior to joining Paysafe, he was the Executive Vice President for Digital Development for Optimal Payments plc from March 2012 until August 2015. Before joining Optimal Payments, he held executive level positions at Skrill (previously known as Moneybookers); first as Vice President for Sales and Account Management in the UK and then as Vice President of Business Development in the United States. Mr. Pellegrino earned his degree in Public Administration and International Institutions Management from the Università Commerciale “Luigi Bocconi,” located in Milan. He also attended the University of Westminster in the UK, where he completed a Business English Certificate & Diploma, with a concentration in Marketing.

Paulette Rowe has served as our Chief Executive Officer, Integrated & Online Solutions since January 2020. Prior to joining Paysafe, Ms. Rowe served as Head of Payments and Financial Services Partnerships for Facebook from July 2018 to January 2020. Prior to that, Ms. Rowe served as Managing Director, Barclaycard Payment Solutions at Barclaycard from October 2012 to June 2018. Prior to joining Barclaycard, Ms. Rowe served as Strategy Director of NBNK Investments plc, London from January 2011 to August 2012. Ms Rowe was a member of the Retail Banking Executive at the Royal Bank of Scotland Group and held various senior roles over seven years including CEO, European Consumer Finance and Managing Director, NatWest Retail Banking. Ms. Rowe is a Non-Executive Director of FTSE 100-listed United Utilities Group plc. She also served as Trustee and former Chair of the Mayor’s Fund for London from 2009 to 2017. Ms. Rowe holds an MBA from INSEAD and a Master’s degree in Mechanical Engineering, Manufacture and Management from the University of Birmingham.

Afshin Yazdian has been our Chief Executive Officer, U.S. Acquiring since July 2020. Prior to joining Paysafe, he served as President & CEO of Cynergy Data from September 2013 until the company’s merger with Priority Payment Systems, and then continued to serve as President of Priority until January 2020. Prior to that, Mr. Yazdian served as President of TouchSuite from April 2012 to September 2013 and EVP & General Counsel of iPayment, Inc. from its founding in January 2001 until December 2011. Mr. Yazdian graduated from Emory University Goizueta School of Business with a BBA in 1994 and graduated with honors from the University of Miami School of Law in 1997.

Roy Aston has been our Chief Information Officer since February 2019. Prior to joining Paysafe, he worked for Barclaycard between April 2013 and February 2019, where he served in several executive roles, including as Managing Director, Chief Technology Officer US Challenger Retail Bank, Managing Director, Barclaycard Global Chief Information Officer and Managing Director, Barclaycard Europe Chief Information Officer. Prior to joining Barclaycard, Mr. Aston worked at Citi and Egg UK, which was acquired by Citi in 2007, in various roles from 2001 until April 2013, most recently as Business Director and Transition Programme Manager. Mr. Aston holds a BSc with Upper Second-Class Honours in Computer Science & Software Engineering from the University of Birmingham.

Louise Clements has been our Chief Marketing Officer since October 2019. Prior to joining Paysafe, Ms. Clements served as Chief Operating Officer of Worldplay from June 2018 to February 2019. Prior to that, Ms. Clements served in various roles including Executive Vice President and President of ICF Olson from March 2016 to March 2018. Prior to joining ICF Olson, Ms. Clements served as President, MRM//McCann East at MRM//McCann from January 2013 to March 2016. Ms. Clements holds a BA degree in Political Science from York University—Glendon College.

Chi Eun Lee has been our Executive Vice President & Chief of Staff since October 2019. Previously, she worked at Barclaycard from April 2013 to August 2019, serving as a Business Development Director. Before Barclaycard, Ms. Lee served as Vice President—Europe Key Account Manager & Channel Management for LG Electronics Europe from 2007 to 2011 and as a management consultant at McKinsey & Company for eight years. Ms. Lee holds a bachelor’s degree in Psychology from Yonsei University and an MBA from Harvard Business School.

Nick Walker has been our Chief Human Resources Officer since August 2015. Prior to joining Paysafe, he worked for payments company Skrill Group, acquired by Optimal Payments in 2015, where he served as Senior Vice President, HR from October 2012 until July 2015. Prior to joining Skrill, Mr. Walker worked at Bull for 8 years in various international HR Director positions. Before that, he served as HR Director and Principal Consultant at Schlumberger. His experience also includes HR Manager at Atos and HR Executive at Xerox. Mr. Walker holds a BA with Honours in Human Geography from Queen Mary University of London and an MA in Human Resources from Middlesex University.

Richard Swales has been our Chief Risk Officer since October 2019. Prior to joining Paysafe, he spent nine years working at PayPal where he held a range of senior leadership and compliance roles including Vice President of PayPal International Entities, Chief Risk Officer, Vice President & Global Head of Enterprise Risk and Vice President International Enterprise Risk & Compliance. Before PayPal, Mr. Swales was Founder and Managing Director of Archway Risk Management Solutions Ltd from 2009 to 2010. Before that, he was Chief Risk Officer EMEA of AIG United Guaranty from 2007 to 2009 and Head of Credit Risk for CIT from 2002 to 2007.

William P. Foley, II is a founder and the Chairman of FTAC since July 2020. In addition, he has served as the Chairman of Cannae Holdings since July 2017. Mr. Foley is a founder of FNF, and has served as the Chairman of the board of directors of FNF since 1984. Mr. Foley serves as a Senior Managing Director of Trasimene Capital. He served as Chief Executive Officer of FNF until May 2007 and as President of FNF until December 1994. Mr. Foley also serves as Chairman of Foley Trasimene Acquisition Corp. since May 2020, and he was previously Executive Chairman of Foley Trasimene Acquisition Corp. from March 2020 until May 2020. Mr. Foley also serves as Chairman of Black Knight since December 2019, and served as the Executive Chairman of Black Knight from January 2014 to December 2019 and as the co-Executive Chairman of FGL Holdings since April 2016. Mr. Foley also previously served as a director of Ceridian from September 2013 to August 2019. Mr. Foley also serves as the Chairman of Dun & Bradstreet, which is a Cannae Holdings portfolio company. Mr. Foley also serves as the Chairman, Chief Executive Officer and President of Foley Family Wines Holdings, Inc., a private holding company for numerous vineyards and wineries, and the Executive Chairman and Chief Executive Officer of Black Knight Sports and Entertainment LLC, which is the private company that owns the Vegas Golden Knights, a National Hockey League team. Within the past five-years, Mr. Foley served as the Vice Chairman of FIS and as the Chairman of Remy. After receiving his B.S. degree in engineering from the United States Military Academy at West Point, Mr. Foley served in the U.S. Air Force, where he attained the rank of captain. Mr. Foley’s qualifications to serve on the Company Board include more than 30 years as a director and executive officer of FNF, his long and deep knowledge of our business and industry, his strategic vision, his experience as a board member and executive officer of public and private companies in a wide variety of industries, and his strong track record of building and maintaining shareholder value and successfully negotiating and implementing mergers and acquisitions.

Matthew Bryant has served as a member of the Company Board since 2019. Mr. Bryant has served as a Managing Director at CVC since June 2019. Previously, he was an investor at Bain Capital from May 2009 until April 2019. Prior to that, he was a Senior Associate Consultant at L.E.K. Consulting. Mr. Bryant holds a master’s degree in Physics from the University of Oxford.

Anthony Jabbour has served as the Chief Executive Officer of Black Knight, Inc. since April 2018 and has served as a director since May 2018. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet and its predecessors since February 2019. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollman is a member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola European Partners. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, and a member of the Supervisory Board of KfW-IPEX Bank GmbH. She has been the

Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG in Munich since 2009 and Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG from 2009 to 2015. She has been a member of the Supervisory Board of Bank Gutmann AG from 2010 to 2019. Ms. Kollmann is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published. Previously, Ms. Kollmann was CEO of Morgan Stanley Bank AG in Frankfurt. She joined Morgan Stanley in 1994 in London. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Ms. Kollmann worked at UBS Philips & Drew Ltd in London for six years, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland”. Ms. Kollmann was born in Vienna, Austria, and was raised in Asia. She holds a Master Degree in Law from the University of Vienna.

Walter Macnee has served as a member of the Company Board since 2019. Mr. Macnee retired as Vice Chairman of Mastercard Worldwide in 2020. Previously, he was President of Mastercard’s International Markets from 2008 to 2011. Before that, he was President of the Americas Region and served as President of Mastercard Canada from 2001 to 2004. Earlier in his career, Mr. Macnee served as Executive Vice President of Cards and Collections at the Canadian Imperial Bank of Commerce and spent 18 years with Toronto Dominion Bank in New York, Houston and Toronto. He currently serves as a Director of the Mastercard Impact Fund, Chair of Antibe Therapeutics, a public biotech firm, and Chair of Kanetix Inc. a digital insurance brokerage. Mr. Macnee serves as an advisor to the Munk School at the University of Toronto. He earned his undergraduate degrees at Queen’s University and has an MBA from York University.

Jonathan Murphy joined Blackstone in 2021 and is a Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. While at Francisco Partners, Mr. Murphy was involved in the firm’s investments in Civitas Learning, Dynamo Software, eFront, Lucidworks and Operative. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

James J. Murren was appointed to lead the Nevada COVID-19 Response, Relief and Recovery Task Force on March 22nd, 2020 by Governor Steve Sisolak. He served on the National Infrastructure Advisory Council from December of 2013 to September of 2020, and has been a member of the Board of Trustees for Howard University since 2016. Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the former Chairman and CEO of MGM Resorts International from December 2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017 and was on the Board of Trustees of the Brookings Institution from 2011 to 2018. In 2003, Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the state of Nevada until 2013. Mr. Murren is also a founding contributor to Nevada’s first Fisher House which provides housing for military and Veterans’ families, which was founded in February of 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College.

Eli Nagler has served as a member of the Company Board since 2018. Mr. Nagler is a Senior Managing Director in Blackstone’s Private Equity Group, where he focuses on investments across the technology, media & telecom and financial services industries. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Viva Capital, Vivint, and Vivint Solar. Mr. Nagler also serves as a Director of IntraFi Network and Refinitiv. He is a Term Member of the Council on Foreign Relations. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. He received an MBA from Harvard Business School, where he graduated as a John L. Loeb Fellow, and an AB from Harvard College.

Peter Rutland has served as a member of the Company Board since 2017. Mr. Rutland joined CVC in 2007 and is Head of CVC’s Financial Services Group and a Managing Partner. Prior to joining CVC, he worked for Advent International and Goldman Sachs. Mr. Rutland holds an MA Degree from the University of Cambridge and an MBA from INSEAD.

Hilary Stewart-Jones is a practicing UK lawyer at Harris Hagan who has specialized in assisting gambling companies and associated businesses since 1995 both in house and in private practice. She headed sector teams as a partner at BLP and DLA UK LLP, where she was able to leverage an international network to help support the burgeoning multi-jurisdictional online gambling industry from 2000-2013. From 2013 to 2015 she sat on the board of Playtech PLC, the LSE Main Market listed software house, becoming Deputy Chairman in 2014. Ms. Stewart-Jones has maintained a solicitor’s practicing certificate for 33 years and continues to give legal advice to a wide portfolio of clients on a broad range of gambling related commercial and regulatory issues. She holds an LLB from Queen Mary College, London and an LLM from Queen Mary, Kings, UCL and LSE (London inter-collegiate). She also holds a Personal Management Licence from the Gambling Commission.

B.	Compensation

Information pertaining to compensation is set forth in the Form F-4, in the section entitled “Management of Paysafe Following the Business Combination—Executive and Director Compensation,” which is incorporated herein by reference.

C.	Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors, with four directors in Class I (William P. Foley, II, Anthony Jabbour, Eli Nagler and Peter Rutland), four directors in Class II (Philip McHugh, Walter Macnee, James Murren and Jonathan Murphy) and three directors in Class III (Matthew Bryant, Dagmar Kollmann and Hilary Stewart-Jones). Additional information relating to the classified board is set forth in the Form F-4, in the section entitled “Description of the Company’s Securities—Certain Corporate Anti-Takeover Provisions—Classified Board,” which is incorporated herein by reference. We entered into the Shareholders Agreement with our Principal Shareholders in connection with the Business Combination. This agreement grants our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. For additional information, see “Item 7.B. Related Party Transactions” of this Report.

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. The majority of our outstanding voting securities are directly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we will file semi-annual reports on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of stock, shares or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of the NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, unlike the corporate governance requirements of the NYSE, our “home country” corporate governance practices do not require us to (i) have a board that is composed of a majority of “independent directors” as defined under the rules of the NYSE; (ii) have a compensation committee that is composed entirely of independent directors; and (iii) have a nominating and corporate governance committee that is composed entirely of independent directors. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions.

Board Committees

The Company Board has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. The Company Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Company Board.

Audit Committee

Our audit committee consists of Dagmar Kollmann, Jonathan Murphy and Hilary Stewart-Jones, with Dagmar Kollmann serving as chair and Dagmar Kollmann serving as the audit committee financial expert. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the Company Board in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the Company Board in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the Company Board in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the Company Board in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and NYSE rules require us to have one independent audit committee member upon the listing of our Company Common Shares on the NYSE, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement. Anthony Jabbour, Dagmar Kollmann, Walter Macnee, James Murren and Hilary Stewart-Jones qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

Our compensation committee consists of James Murren, Eli Nagler and Peter Rutland, with James Murren serving as chair. The compensation committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the Company Board with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of the Company Board;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Murren, Eli Nagler and Peter Rutland, with James Murren serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting the Company Board in identifying prospective director nominees and recommending nominees to the Company Board;

•	overseeing the evaluation of the Company Board and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of the Company Board.

In addition to the above committees, the Company Board has established a risk oversight committee, which assists the Company Board in overseeing risk assessment and risk management, and a finance and operations committee, which assists the Company Board in overseeing the Company’s ongoing financial performance and operations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Company Board or our compensation committee. We are party to certain transactions with affiliates of our Principal Shareholders described in “Item 7.B. Related Party Transactions” of this Report.

Code of Ethics

We have adopted a new Paysafe Code that applies to all of our officers, directors and employees and a new Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this Report by reference or otherwise.

D.	Employees

As of December 31, 2020, we had approximately 3,400 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E.	Share Ownership

Ownership of Company Common Shares by the directors and executive officers of Paysafe upon consummation of the Business Combination is set forth in “Item 7.B. Related Party Transactions” of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Company Common Shares immediately following consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Company Common Shares beneficially owned by them. Except as otherwise indicated, the address for each shareholder listed below is 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ.

Name and Address of Beneficial Owner	Number of Company Common Shares	Percentage of Company Common Shares
Company Officers, Directors and 5% Holders Post-Business Combination
Parties to our shareholders agreement as a group	358,410,369	49.5%
CVC Investors(1)	155,996,061	21.6%
Blackstone Investors(2)	123,726,349	17.1%
Cannae LLC	50,000,000	6.9%
Third Point	40,000,000	5.5%
FNF Holders	50,000,000	6.9%
Philip McHugh	*	*
Izzy Dawood	*	*
Danny Chazonoff	*	*
Elliott Wiseman	*	*
Udo Mueller	*	*
Lorenzo Pellegrino	*	*
Paulette Rowe	*	*
Afshin Yazdian	*	*
Roy Aston	*	*
Louise Clements	*	*
Chi Eun Lee	*	*
Nick Walker	*	*
Richard Swales	*	*
William P. Foley, II(3)	28,687,959	4.0%
Matthew Bryant	—	—
Anthony Jabbour	—	—
Dagmar Kollmann	—	—
Walter Macnee	*	*
Jonathan Murphy	—	—
James Murren	—	—
Eli Nagler	—	—
Peter Rutland	—	—
Hilary Stewart-Jones	—	—
All Company directors and executive officers as a group	36,273,878	5.0%

*	Less than 1%.
(1)

The “CVC Investors” shall refer to Pi Holdings Jersey Limited and Pi Syndication LP. The registered address for each CVC Investor is c/o Saltgate Limited, 27 Esplanade, St Helier, Jersey, JE1 1SG, United Kingdom.

(2)

The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman) VII Ltd. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the controlling shareholder of Blackstone LR Associates (Cayman) VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the

Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.
(3)

Trasimene Capital FT, LLC II is the sole general partner of Trasimene Capital FT, LP II. Trasimene Capital FT, LLC II has sole voting and dispositive power over the Company Common Shares owned by Trasimene Capital FT, LP II. William P. Foley, II is the sole member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own the 28,687,959 Company Common Shares, and ultimately exercises voting and dispositive power over such shares held by Trasimene Capital FT, LP II. Mr. Foley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

B.	Related Party Transactions

Information pertaining to Paysafe’s related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with each of CVC Capital Partners and The Blackstone Group Inc.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company are set forth in “Item 18. Financial Statements” of this Report.

The financial statements of FTAC are set forth in the Form 10-K filed by FTAC on February 26, 2021, which are incorporated herein by reference.

Pro Formas

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

Paysafe Limited is providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 combines the audited consolidated statement of financial position of Accounting Predecessor as of December 31, 2020 and the audited balance sheet of FTAC as of December 31, 2020 on a pro forma basis as if the Business Combination had been consummated on December 31, 2020. The Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 combines the audited consolidated statement of comprehensive loss of the Accounting Predecessor for the year ended December 31, 2020 and audited statement of operations of FTAC for the period from July 15, 2020 (inception) through December 31, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 and the Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020, together with the accompanying notes, are the Unaudited Pro Forma Combined Financial Statements.

The historical financial information of the Accounting Predecessor was derived from the Paysafe Audited 2020 Consolidated Financial Statements, which are included elsewhere in this Report. The historical financial information of FTAC was derived from the audited financial statements of FTAC as of December 31, 2020 and for the period from July 15, 2020 (inception) to December 31, 2020, which are included elsewhere in this Report. This information should be read together with the accompanying notes to the Unaudited Pro Forma Combined Financial Statements, the Paysafe Audited 2020 Consolidated Financial Statements and related notes, the audited financial statements of FTAC and related notes, the sections titled “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “FTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this Report.

Description of the Transaction

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Accounting Predecessor and PGHL entered into a Merger Agreement to effectuate the Business Combination. In order to effectuate the Business Combination, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on the Closing Date. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited acquired FTAC. The acquisition of FTAC was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned entity of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Business Combination. Prior to the consummation of the Transaction, Paysafe Limited had no material operations, assets or liabilities. For more information about the Business Combination, please see “Proposal No. 1—The Business Combination Proposal,” set forth in the Form F-4, which is incorporated herein by reference.

Accounting Treatment

The Business Combination was accounted for as a capital reorganization whereby Paysafe Limited was the successor to the Accounting Predecessor. The capital reorganization was immediately followed by Paysafe Limited acquiring FTAC, which was effectuated by Merger Sub merging with FTAC with FTAC being the surviving entity. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	The Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited;

•	The Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents;

•

The senior management team of the Accounting Predecessor are continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Business Combination; and

•

The purpose and intent of the Business Combination was to create an operating public company, with management continuing to use the Paysafe platform to grow the business and the combined company is named Paysafe Limited.

Basis of Pro Forma Presentation

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the Unaudited Pro Forma Combined Financial Statements are based on information currently available and are as described in the accompanying notes. The Unaudited Pro Forma Combined Financial Statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the Unaudited Pro Forma Combined Financial Statements do not purport to project the future operating results or financial position of the Company following the consummation of the Business Combination.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	387,616	410		1,466,451	(A)	160,960
				1,965,868	(B)
				150,000	(C)
				(2,448,578	)(J)
				(1,176,145	)(K)
				(51,346	)(L)
				(113,132	)(M)
				(20,184	)(N)
Customer accounts and other restricted cash, net of allowance for credit losses of $4,096	1,376,236					1,376,236
Accounts receivable, net of allowance for credit losses of $25,033	117,410					117,410
Settlement receivables, net of allowance for credit losses of $5,858	223,083					223,083
Prepaid expenses and other current assets	63,252		1,382	(9,545	)(M)	54,135
				(954	)(N)
Prepaid expenses		1,382	(1,382)			—
Related party receivables – current	6,271					6,271
Assets held for sale						—
Contingent consideration receivable – current	26,668			(26,668	)(E)	—

Total current assets	2,200,536	1,792	—	(264,233)		1,938,095
Deferred tax assets	17,669					17,669
Property, plant and equipment, net	18,691					18,691
Operating lease right–of–use assets	40,187					40,187
Intangible assets, net	1,524,817					1,524,817
Goodwill	3,481,816					3,481,816
Related party receivables – non–current	—					—
Contingent consideration receivable – non–current	125,107			(125,107	)(E)	—
Other assets – noncurrent	508					508
Cash and marketable Securities held in Trust Account		1,467,440		(1,467,440	)(A)	—

Total assets	$7,409,331	$1,469,232	$—	$(1,856,780)		$7,021,783

See accompanying notes to unaudited pro forma combined financial information.

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and other liabilities	231,724		6,326	(183	)(K)	231,665
				(6,202	)(N)
Accrued expenses		6,326	(6,326)			—
Short–term debt	15,400			(15,400	)(K)	—
Funds payable and amounts due to customers	1,552,187					1,552,187
Operating lease liabilities – current	8,969					8,969
Income taxes payable	8,161	66				8,227
Related party payables – current	—	1,628		(1,628	)(N)	—

Contingent consideration payable – current	5,820					5,820
Derivative financial liabilities – Current	2,651					2,651

Total current liabilities	1,824,912	8,020	—	(23,413)		1,809,519
Non–current debt	3,246,871			(1,160,562	)(K)	2,086,309
Related party payables – non-current	195,228			(43,453	)(D)	—
				(151,775	)(E)
Operating lease liabilities – non-current	34,540					34,540
Deferred tax liabilities	122,519					122,519
Derivative financial liabilities- non-current	47,547					47,547
Contingent consideration payable – non–current	3,742					3,742
Deferred underwriting fee payable		51,346		(51,346	)(L)	—
Other liabilities – non-current	969					969

Total liabilities	5,476,328	59,366	—	(1,430,549)		4,105,145

Commitments and Contingencies

Class A common stock subject to possible redemption, 140,486,561 shares at $10.00 per share		1,404,866		(989	)(A)	—
				(1,403,877	)(F)

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
Shareholders’ equity:
Pi Jersey Holdco 1.5 Limited
Share capital- $0.01 par value; authorized, issued and outstanding - 125,157,540 shares	1,252			(1,252	)(I)	—
Share Premium	2,188,706			43,453	(D)	—
				(2,144,455	)(I)
				34,973	(H)
				(122,677	)(M)
Accumulated deficit	(265,834)			(34,973	)(H)	—
				300,807	(I)
Accumulated other comprehensive loss	(2,419)			2,419	(I)	—
Non-controlling interest	11,298			(11,298	)(I)	—
FTAC
Preferred stock
Class A common stock		1		1	(C)	—
				14	(F)
				(16	)(G)
Class B common stock		4		(4	)(G)	—
Class C common stock				2	(O)	—
				(2	)(P)
Additional paid–in capital		11,957		149,999	(C)	—
				(1,403,863	)(F)
				(1,555,903	)(G)
				(9,914	)(N)
				(2	)(O)
Accumulated deficit		(6,962)		10,356	(G)	—
				(3,394	)(N)
Paysafe Limited
Common stock				200	(B)	724
				191	(G)
				333	(I)
Additional paid–in capital				1,965,668	(B)	3,207,839
				1,545,376	(G)
				2,145,373	(I)
				(2,448,578	)(J)
Retained earnings / (Accumulated deficit)				(300,807	)(I)	(300,807)
Accumulated other comprehensive loss				(2,419	)(I)	(2,419)

Total shareholders’ equity	1,933,003	5,000	—	967,334		2,905,337

Non-controlling interest				11,298	(I)	11,300
				2	(P)

Total liabilities and shareholders’ equity (deficit)	$7,409,331	$1,469,232	$—	$(1,856,780)		$7,021,783

See accompanying notes to unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	1,426,489					1,426,489
Cost of services (excluding depreciation and amortization)	534,823					534,823
Selling, general and administrative	465,897		7,302	34,973	(DD)	511,566
				3,394	(GG)
Formation and general and administrative expenses		7,302	(7,302)			—
Depreciation and amortization	268,166					268,166
Impairment expense on intangible assets	130,420					130,420
Restructuring and other costs	20,640					20,640
Gain on disposal of a subsidiary and other assets, net	(13,137)					(13,137)

Operating income	19,680	(7,302)	—	(38,367)		(25,989)
Other (expense)/income, net	(40,805)			(14,904	)(EE)	(55,709)
Interest earned on marketable securities held in Trust Account		406		(406	)(CC)	—
Interest expense, net	(164,788)			4,804	(AA)	(89,627)
				70,357	(BB)

Loss before taxes	(185,913)	(6,896)	—	21,484		(171,325)
Income tax (benefit)/expense	(59,199)	66		15,698	(FF)	(43,435)

Net loss	(126,714)	(6,962)	—	5,786		(127,890)

Less: net income attributable to non-controlling interest	1					1

Net loss attributable to the Company	(126,715)	(6,962)		5,786		(127,891)
Other comprehensive loss, net of tax:
(Loss)/gain on foreign currency translation	(1,817)	—				(1,817)

Total comprehensive loss	(128,531)	(6,962)	—	5,786		(129,707)

Less: comprehensive loss attributable to non-controlling interest	1					1

Total comprehensive loss attributable to The Company	(128,532)	(6,962)		5,786		(129,708)
Weighted average number of ordinary shares outstanding – basic and diluted	125,157,540
Net loss per share attributable to the Company – basic and diluted	(1.01)
Weighted average shares outstanding of Class A redeemable common stock		146,070,643
Basic and diluted income per share, Class A		0.00
Weighted average shares outstanding of Class B non-redeemable common stock		34,750,451
Basic and diluted net loss per share, Class B		(0.21)
Weighted average number of shares of Common stock outstanding – basic and diluted						723,734,536
Net loss per share of Common stock – basic and diluted						$(0.18)

See accompanying notes to unaudited pro forma combined financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The Business Combination was accounted for as a capital reorganization whereby Paysafe Limited was the successor to the Accounting Predecessor. The capital reorganization was immediately followed by Paysafe Limited acquiring FTAC, which was effectuated by Merger Sub merging with and into FTAC, with FTAC being the surviving entity. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 assumes the Business Combination occurred on December 31, 2020. The Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 present the pro forma effect of the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of the Accounting Predecessor as the accounting acquirer.

The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	The Accounting Predecessor’s audited consolidated statement of financial position as of December 31, 2020 and the related notes, included elsewhere in this Report; and

•	FTAC’s audited balance sheet as of December 31, 2020 and the related notes, included elsewhere in this Report.

The Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	The Accounting Predecessor’s audited consolidated statement of comprehensive loss for the year ended December 31, 2020 and the related notes, included elsewhere in this Report; and

•	FTAC’s audited statement of operations for the period from July 15, 2020 (inception) through December 31, 2020 and the related notes, included elsewhere in this Report.

The pro forma adjustments reflecting the consummation of the Business Combination are based on currently available information and certain assumptions and methodologies that Paysafe Limited believes is reasonable under the circumstances. It is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Paysafe Limited believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The Unaudited Pro Forma Combined Financial Statements are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the Paysafe Audited 2020 Consolidated Financial Statements and related notes, and the audited financial statements of FTAC as of December 31, 2020 and for the period from July 15, 2020 (inception) to December 31, 2020.

Note 2—Conforming Accounting Policies

During the preparation of the unaudited pro forma combined financial information, management performed an initial review of the accounting policies of FTAC to determine if differences in accounting policies require reclassification or adjustment. As a result of that review, management did not become aware of any material differences between the accounting policies of the two companies, other than certain reclassifications necessary to conform FTAC to the Accounting Predecessor’s financial statement presentation. These reclassifications are described in Note 3 below. When management completes a final review of FTAC’s accounting policies, additional differences may be identified that, when conformed, could have a material impact on the unaudited pro forma combined financial information.

Note 3—Reclassifications

Certain reclassification adjustments have been made to conform FTAC’s financial statement presentation to that of Paysafe Limited’s as noted below:

a) FTAC’s Prepaid expenses line item was reclassified to Prepaid expenses and other current assets to conform with Accounting Predecessor’s balance sheet presentation. This reclassification has no impact on Total assets.

b) FTAC’s Accrued expenses line item was reclassified to Accounts payable and other liabilities to conform with the Accounting Predecessor’s balance sheet presentation. This reclassification has no impact on Total liabilities.

c) FTAC’s Formation and general and administrative expenses line item was reclassified to Selling, general and administrative expenses to conform with the Accounting Predecessor’s income statement presentation. This reclassification has no impact on Expenses.

Note 4—Adjustments to Unaudited Pro Forma Combined Financial Information

The unaudited pro forma combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” which has been adopted in its entirety. Release No. 33-10786 replaces the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Paysafe Limited has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statements of comprehensive loss are based upon the number of the post-combination company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

The Transaction Accounting Adjustments included in the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 are as follows:

(A)

Reflects the reclassification of $1,467,440 of cash and marketable securities held in FTAC’s Trust Account that became available to the Company at the closing of the Business Combination, which was further reduced as a result of redemption of 98,846 shares by FTAC public stockholders resulting in $989 returned to FTAC public stockholders. Accordingly, an adjustment of $1,466,451 was recorded to increase cash and cash equivalents, with corresponding adjustments of $989 to reduce Class A common stock subject to possible redemption and $1,467,440 to Cash and marketable securities held in Trust Account.

(B)

Reflects the gross proceeds of $2,000,000 received through the issuance of Paysafe Limited shares with a par value of $0.001 to the PIPE Investors, which was offset by the PIPE fee of $34,132. Issuance costs, which were paid at closing, were accounted for through a reduction of Cash and cash equivalents and a corresponding reduction in Paysafe Limited Additional paid-in capital.

(C)

Reflects the purchase by FP Investor pursuant to Forward Purchase Agreement of warrants and 15,000,000 shares of FTAC Class A common stock at a price of $10.00 per share. Accordingly, Cash and cash equivalents increased by $150,000, with a corresponding increase to Class A common stock of $1 and $149,999 to Additional paid-in capital.

(D)

Reflects a retirement of a portion of the outstanding balance on a related party loan which was settled via an issuance of equity of the Accounting Predecessor. Accordingly, Related party payables - noncurrent decreased by $39,239 and Related party payables - current decreased by $4,214 with a corresponding $43,453 increase to Share premium.

(E)

Immediately prior to the Business Combination, the Accounting Predecessor transferred a related party contingent consideration receivable in order to partially settle a related party loan. Accordingly, Contingent consideration receivable - current decreased by $26,668, Contingent consideration receivable - non-current decreased by $125,107 with a corresponding decrease to Related party payables - non-current of $151,775.

(F)

Represents the reclassification of approximately 140,387,715 shares of FTAC Class A common stock not previously redeemed by FTAC common stockholders to permanent equity at $.0001 par value. See adjustment A.

(G)

Reflects the merger between Merger Sub and FTAC with FTAC as the surviving entity. As part of the Business Combination, the Founder surrendered 7,987,877 shares of FTAC Class B common stock, of which 36,675,836 shares were outstanding at the time of the Business Combination. All remaining outstanding Class B common stock was automatically converted into FTAC Class A common stock. FTAC Class A shareholders received Company Common Shares and FTAC warrant holders received Paysafe Limited warrants. Accordingly, FTAC’s Class A and B common stock, Accumulated deficit and Additional paid-in capital decreased by $20, $10,356 and $1,555,903, respectively, while Paysafe Limited’s Common stock and Additional paid-in capital increased by $191 and $1,545,376, respectively.

(H)	Reflects the acceleration of certain historical Accounting Predecessor stock-based compensation awards that vested upon the Closing of the Business Combination.
(I)

The financial statements going forward will be consolidated at the Paysafe Limited level. As a result, the adjustments reflect the reclassification of certain equity balances: (a) reclassification of $300,807 of Accounting Predecessor Accumulated deficit to Paysafe Limited Accumulated deficit, (b) reclassification of $2,419 of Accounting Predecessor Accumulated other comprehensive loss to Paysafe Limited Accumulated other comprehensive loss, (c) the issuance of Company Common Shares to PGHL shareholders, (d) reclassification of Accounting Predecessor non-controlling interests of $11,298 and (e) reclassification of Accounting Predecessor Share premium to Paysafe Limited Additional paid-in capital with a reduction in Paysafe Limited Additional paid-in capital equal to the Paysafe Limited Common stock less Accounting Predecessor Share capital.

(J)

Pursuant to the Business Combination, equity interests in the Accounting Predecessor were contributed by PGHL to Paysafe Limited in exchange for Company Common Shares of Paysafe Limited and cash consideration of $2,448,578. Accordingly, the payment of cash consideration is reflected as a decrease in Cash and cash equivalents of $2,448,578 with an offsetting adjustment to Additional paid-in capital.

(K)

Reflects the cash settlement of certain third-party debt, including current, non-current and interest payable amounts held by subsidiaries of Paysafe Limited outstanding at December 31, 2020. The total $1,176,145 is comprised of (1) a repayment of $1,018,561 in order to achieve a targeted net debt amount as dictated by the Merger Agreement and (2) a discretionary debt payment of $157,584. Both debt repayments occurred contemporaneously with the closing of the Transaction.

(L)	Reflects the payment of $51,346 deferred underwriters’ fees, which results in a decrease to Cash and cash equivalents. The fees were paid at the closing of the Business Combination.
(M)

Represents the payment of the transaction costs incurred by Accounting Predecessor of approximately $122,677, inclusive of advisory, banking, printing, legal, and accounting fees that are incurred as a part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Share premium. This includes a reduction to Prepaid expenses and other current assets of $9,545 for transactions costs included in the financial statements as of December 31, 2020 that were paid in connection with the consummation of the Business Combination. The unaudited pro forma combined balance sheet reflects these costs as a reduction of cash of $113,132, a reduction of Prepaid expenses and other current assets of $9,545 and a corresponding offset of $122,677 to Share premium.

(N)

Represents the payment of $20,184 of transaction costs incurred by FTAC as part of and were paid in connection with the consummation of the Business Combination. This payment was comprised of (a) $9,914 of transaction costs that are specifically incremental and directly attributable to the Business Combination that are capitalized into Additional Paid in Capital, which were payable upon Closing and of which $954 was held in Prepaid expenses and other current assets with an offsetting amount held in Promissory note - related party as at December 31, 2020, which are both removed and for which the total $9,914 was adjusted for as a reduction against cash and cash equivalents, and (b) $10,270 for amounts payable in cash that are included in the statement of operations for the period ended December 31, 2020 on the basis that they are not specifically incremental and directly attributable to the Business Combination, of which $6,202 and $674 were held in Accrued expenses and Promissory note - related party as at December 31, 2020, and so these balances are removed. Additionally, $3,394 were not incurred as at December 31, 2020 and so have been recorded as an increase to Accumulated Deficit, refer also to adjustment (GG) for further details.

(O)

Prior to the contribution by the FTAC Founder’s Class C shares into Paysafe Bermuda Holdings LLC, the Founder FTAC warrants were exchanged for FTAC Class C Common Stock. Accordingly, a decrease of $2 to Additional paid-in capital related to the FTAC warrants is recorded with a corresponding increase of $2 to Class C common stock.

(P)

Reflects the contribution of FTAC Founder Class C shares in exchange for a non-controlling equity interest in Paysafe Bermuda Holdings LLC, which is a consolidated subsidiary of Paysafe Limited. After the contribution, holders of the equity units in Paysafe Bermuda Holdings LLC may exchange their interest for Company Common Shares or for cash, at Paysafe Bermuda Holdings LLC’s option. Therefore, the pro forma adjustment removes the $2 of FTAC Class C shares and increases the Company’s non-controlling interest by $2.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statement of Comprehensive Loss

The Transaction Accounting Adjustments included in the Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 are as follows:

(AA)

Reflects the elimination of interest expense on the Accounting Predecessor’s Related party payable - non-current that was settled as part of the Business Combination as noted in adjustments (D) and (E) for the year ended December 31, 2020.

(BB)

Reflects the elimination of interest expense and amortization of debt issuance costs on outstanding third-party debt of subsidiaries of the Accounting Predecessor that was settled as part of the Business Combination as noted in adjustment (K) for the year ended December 31, 2020.

(CC)	Reflects the elimination of interest income related to the marketable securities held in the Trust Account.
(DD)

Reflects the expense related to increased employee share-based compensation as a result of the Business Combination. Certain of Accounting Predecessor’s employee awards included performance conditions that vested upon a qualifying Exit Event, which was previously not probable. Therefore, in connection with the Business Combination, Accounting Predecessor recognized share-based compensation related to share-based compensation awards that vested upon the occurrence of the Business Combination. This expense, which is non-taxable, is a non-recurring item.

(EE)

Reflects the elimination of the fair value gain and foreign exchange gain as a result of the transfer of the contingent consideration receivable from the Accounting Predecessor to PGHL as shown in adjustment (E).

(FF)	Reflects the income tax effect of pro forma adjustments by applying the statutory rate to each adjustment based on the applicable jurisdiction.
(GG)	Reflects additional transaction costs incurred by FTAC that were not considered specifically incremental and directly attributable to the Business Combination. This is a non-recurring item.

Note 5—Earnings/Loss Per Share

Represents the net income/(loss) per share calculated using the weighted average shares outstanding, and the issuance of additional Paysafe Limited shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the year ended December 31, 2020:

Year Ended December 31, 2020
(U.S. dollars in thousands, except share data)	Pro Forma Combined
Pro forma net income (loss) attributable to the Company	$(127,891)
Weighted average Common stock outstanding - basic and diluted(1)	723,734,536
Net income (loss) per Common stock - basic and diluted	$(0.18)

(1)

For the purposes of calculating the weighted average number of shares of Company Common Shares outstanding, the effect of outstanding warrants to purchase 69,794,894 of FTAC Class A Stock and the effect of unvested share based compensation was not considered in the calculation of diluted income (loss) per share, since the inclusion of such warrants and unvested share based compensation would be anti-dilutive.

The following summarizes the number of shares of Company Common Shares outstanding following the Business Combination:

	Ownership in shares	% of ownership
Shareholders
FTAC Public Stockholders (excluding Cannae)	146,604,499	20.2%
FTAC Founder (including Cannae)	28,687,959	4.0%

Total FTAC	175,292,458	24.2%
Blackstone Investors	123,734,571	17.1%
CVC Investors	156,006,433	21.6%
Other Pre-Business Combination Paysafe Shareholders	53,701,074	7.4%
Cannae (excluding amounts included in Founder)	50,000,000	6.9%
PIPE Investors (excluding Cannae)	165,000,000	22.8%

	723,734,536	100.0%

Legal Proceedings

Information regarding legal proceedings is set forth is “Item 4.B. Information on the Company—Business Overview—Legal Proceedings” of this Report.

Dividend Policy

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on our Company Common Shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our credit facilities and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Company Common Shares unless you sell your Company Common Shares for a price greater than that which you paid for it.

B.	Significant Changes

None / Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Company Common Shares and Company Warrants are listed on the NYSE under the symbols “PSFE” and “PSFE.WS”, respectively. Holders of Company Common Shares and Company Warrants should obtain current market quotations for their securities. A description of Paysafe’s securities is set forth in the Form F-4, in the section entitled “Description of the Company’s Securities,” which is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

Information related to markets is set forth in “Item 9.A. Offer and Listing Details” of this Report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Information regarding Paysafe’s share capital is set forth in the Form F-4 in the section entitled “Description of the Company’s Securities,” which is incorporated herein by reference.

B.	Memorandum and Articles of Association

The memorandum of association of the Company is filed as Exhibit 2.1 to this Report.

The description of the memorandum of association of the Company is set forth in the Form F-4 in the section entitled “Description of the Company’s Securities,” which is incorporated herein by reference.

C.	Material Contracts

Information pertaining to Paysafe’s material contracts is set forth in the Form F-4, in the sections entitled “Description of Certain Indebtedness,” “Certain Relationships and Related Person Transactions,” “Proposal No. 1—The Business Combination Proposal—The Merger Agreement” and “—Related Agreements,” each of which is incorporated herein by reference.

D.	Exchange Controls

Information pertaining to exchange controls is set forth in the Form F-4, in the sections entitled “Description of the Company’s Securities—Transfer of Shares” and “Description of the Company’s Securities—Certain Provisions of Bermuda Law,” which are incorporated herein by reference.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations” and “The Business Combination Proposal—Material Tax Considerations—Certain United Kingdom Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding the Company’s policy on dividends is set for in “Item 8.A. Consolidated Statements and Other Financial Information” of this Report.

G.	Statement by Experts

The financial statements of Pi Jersey Holdco 1.5 Limited as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in this Report have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Foley Trasimene Acquisition Corp. II for the period from July 15, 2020 (inception) through December 31, 2020, incorporated herein by reference to the Form 10-K filed by FTAC on February 26, 2021, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their reports thereon and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information pertaining to quantitative and qualitative disclosures about market risk is set forth in “Item 5. Operating and Financial Review and Prospects” of this Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of the rights of Paysafe’s securities other than equity securities is set forth in the Form F-4, in the section entitled “Description of the Company’s Securities,” which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of Paysafe Limited (incorporated by reference to Exhibit 3.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

1.2	Amended and Restated Bye-Laws of Paysafe Limited.*

2.1	Warrant Agreement, dated August 21, 2020, by and between Foley Trasimene Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed November 6, 2020).

2.2	Warrant Assumption Agreement, dated March 30, 2021, among Foley Trasimene Acquisition Corp. II, Paysafe Limited and Continental Stock Transfer & Trust Company, as warrant agent.*

4.1	Agreement and Plan of Merger, dated as of December 7, 2020, by and among Foley Trasimene Acquisition Corp. II, Paysafe Limited, Paysafe Merger Sub Inc., Paysafe Bermuda Holding LLC, Pi Jersey Holdco 1.5 Limited and Paysafe Group Holdings Limited (incorporated by reference to Exhibit 2.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

4.2	Shareholders Agreement, dated as of March 30, 2021, among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each of the shareholders party thereto.*

4.3	Amended and Restated Registration Rights Agreement, dated as of March 30, 2021, among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each investor party thereto.*

Exhibit No.	Description

4.4	Senior Facilities Agreement, dated as of December 20, 2017, by and among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Pi UK Holdco III Limited, the arrangers and bookrunners party thereto, the co-managers party thereto and Credit Suisse AG, London Branch, as agent and security agent (incorporated by reference to Exhibit 10.3 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

4.5	Second Lien Facility Agreement, dated as of December 20, 2017, by and among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Pi UK Holdco III Limited, the arrangers and bookrunners party thereto, the co-managers party thereto and Credit Suisse AG, London Branch, as agent and security agent (incorporated by reference to Exhibit 10.4 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

4.6	Intercreditor Agreement, dated as of December 20, 2017, by and among Credit Suisse AG, London Branch, as senior facility agent, second lien facility agent and security agent and the companies named therein (incorporated by reference to Exhibit 10.5 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

4.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 7, 2020).

4.8	Investment Management Trust Agreement, dated August 21, 2020, by and between FTAC and Continental Stock Transfer & Trust Company as Trustee (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2020).

4.9	Forward Purchase Agreement means the forward purchase agreement, dated as of July 31, 2020, between FTAC and Cannae Holdings, Inc. (incorporated by reference to Exhibit 10.10 to FTAC’s registration stated on Form S-1 filed July 31, 2020).

4.10	Amended and Restated Letter Agreement, dated as of December 7, 2020, by and among the Founder, FTAC, the Company and certain other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed December 7, 2020).

8.1	List of Subsidiaries of Paysafe Limited (incorporated by reference to Exhibit 21.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

15.1	Consent of Deloitte LLP.*

15.2	Consent of WithumSmith+Brown, PC.*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

PAYSAFE LIMITED

April 1, 2021	By:	/s/ Philip McHugh
		Name:	Philip McHugh
		Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Pi Jersey Holdco 1.5 Limited

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Pi Jersey Holdco 1.5 Limited and subsidiaries.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pi Jersey Holdco 1.5 Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, shareholder’s equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue— Appropriateness of merchant rates- Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company’s revenue is earned by charging merchants or customers transaction fees for processing or facilitating payment processing transactions, for using the Company’s digital wallets offerings, or for eCash solution services. For the year ended 31 December 2020, the Company recognised $1,426.5m of revenue in this respect. The Company records its revenue transactions based on contractual terms with merchants, customers and other parties using automated systems.

In the prior year, the Company identified material weaknesses in internal control which were remediated during the year ended 31 December 2020. The material weaknesses included ineffective general information technology controls (GITCs) related to the revenue process that existed in the financial year across the Company’s operations, and ineffective manual business process controls in relation to the appropriateness of merchant rates within the Integrated Processing division.

We identified the recognition of revenue as a critical audit matter given the material weaknesses identified and the resulting increased auditor judgment in designing procedures to address the significant risk, as the operating effectiveness of certain controls could not be relied upon. Further, as a result of the automated systems to process and record revenue, there was an increased level of audit effort required to identify and understand the associated systems, software applications and automated controls. This included the need to involve our Information Technology specialists.

How the Critical Audit Matter Was addressed in the Audit

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	Obtained an understanding of relevant internal controls within the revenue business processes, including those in place to reconcile the various systems to the Company’s general ledger.

•

For a sample of revenue transactions bifurcated by subpopulations, we performed detailed transaction testing by agreeing the amounts recognized to source documents, including merchant rates within merchant statements, cash receipts, and/or merchant agreements, and tested the mathematical accuracy of the recorded revenue in addition to using bespoke analytics.

•	Where a rate has changed, for a selected sample, we inspected additional support for each rate modification (e.g. notifications to merchants, merchant requests)

Goodwill and Intangible Assets — Impairment Assessment of Goodwill and acquired Intangible Assets - Refer to Notes 1, 4 and 5 to the financial statements

Critical Audit Matter Description

As at 31 December 2020, the Company had $3,482.7 million of goodwill and $1,374.0 million of acquired intangible assets.

The Company’s impairment assessment of goodwill is performed at the reporting unit level by first assessing whether there are any qualitative factors which would determine that it is more likely than not that the fair value of the reporting unit’s carrying value is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value which management estimates based upon a discounted cash flow model including exit multiples.

The Company’s acquired intangibles include customer relationships relating to acquisition of merchant portfolios, brands and computer software. Management performs an impairment analysis on intangible assets when events and circumstances have occurred that would indicate that the carrying amount of intangible assets is not recoverable by comparison to its fair value. Management estimated the fair value of each individual asset for the impairment analysis based upon discounted cash flow forecasts and market participant assumptions.

The Company’s estimation of fair value required management to make significant estimates and assumptions. For goodwill, the significant assumptions were exit multiples and discount rates. For acquired intangibles, the significant assumption was discount rates. Changes in these assumptions could have a significant impact on either the carrying value of goodwill or acquired intangibles, the amount of any impairment charge, or both.

We identified the impairment of goodwill and acquired intangibles as a critical audit matter because of the significant judgements involved in estimating exit multiples and discount rates and auditing such estimates required significant auditor judgement and extensive audit effort to challenge and evaluate the reasonableness of those estimates including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the exit multiples and the selection of discount rates for all divisions included the following, among others:

•

We obtained an understanding of the relevant controls over management’s impairment evaluation for goodwill and acquired intangibles, including those over the determination of exit multiples and discount rates.

•

We evaluated the reasonableness of management’s forecasts by comparing the discounted cash flow forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases as well as in analyst and industry reports of the Company and companies in its peer group.

•	We evaluated the impact of changes in the regulatory environment on management’s forecasts.

•	With the assistance of our fair value specialists:

•

We evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developed a range of independent estimates and compared those to the discount rates selected by management.

•

We evaluated the exit multiples, including testing the underlying source information and mathematical accuracy of the calculations, and evaluating the appropriateness of the multiples selected by management.

/s/ Deloitte LLP

London, United Kingdom

March 29. 2021

We have served as the Company’s auditor since 2017.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the Year Ended December 31,
	2020	2019	2018
Revenue	$1,426,489	$1,418,140	$1,140,662
Cost of services (excluding depreciation and amortization)	534,823	508,735	390,715
Selling, general and administrative	465,897	443,064	341,960
Depreciation and amortization	268,166	279,831	234,256
Impairment expense on intangible assets	130,420	88,792	—
Restructuring and other costs	20,640	50,683	57,789
Gain on disposal of subsidiaries and other assets, net	(13,137)	(4,777)	—
Operating income	19,680	51,812	115,942
Other (expense) / income, net	(40,805)	(13,914)	5,995
Interest expense, net	(164,788)	(164,559)	(156,027)

Loss before taxes	(185,913)	(126,661)	(34,090)
Less: Income tax (benefit) / expense	(59,199)	(16,524)	5,621

Net loss	$(126,714)	$(110,137)	$(39,711)
Less: net income attributable to non-controlling interest	1	61	—

Net loss attributable to the Company	$(126,715)	$(110,198)	$(39,711)

Net loss per ordinary share attributable to the Company – basic and diluted	$(1.01)	$(0.88)	$(0.54)

Net loss	$(126,714)	$(110,137)	$(39,711)
Other comprehensive loss, net of tax:
(Loss) / gain on foreign currency translation	(1,817)	3,863	(6,504)

Total comprehensive loss	$(128,531)	$(106,274)	$(46,215)
Less: comprehensive income attributable to non-controlling interest	1	61	—

Total comprehensive loss attributable to the Company	$(128,532)	$(106,335)	$(46,215)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	As of December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$387,616	$234,617
Customer accounts and other restricted cash, net of allowance for credit losses of $4,096 and $0, respectively	1,376,236	1,150,532
Accounts receivable, net of allowance for credit losses of $25,035 and $37,444, respectively	117,410	120,384
Settlement receivables, net of allowance for credit losses of $5,859 and $4,498, respectively	223,083	250,453
Prepaid expenses and other current assets	63,252	62,774
Related party receivables – current	6,271	21,700
Contingent consideration receivable – current	26,668	50,170

Total current assets	2,200,536	1,890,630
Deferred tax assets	17,669	1,355
Property, plant and equipment, net	18,691	28,149
Operating lease right-of-use assets	40,187	35,408
Intangible assets, net	1,524,817	1,801,172
Goodwill	3,481,816	3,437,354
Related party receivables - non-current	—	17,686
Contingent consideration receivable - non-current	125,107	113,859
Other assets - non-current	508	882

Total assets	$7,409,331	$7,326,495

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$231,724	$237,669
Short-term debt	15,400	15,712
Funds payable and amounts due to customers	1,552,187	1,328,792
Operating lease liabilities – current	8,969	9,003
Income taxes payable	8,161	1,036
Related party payables – current	—	9,076
Contingent consideration payable – current	5,820	6,651
Derivative financial liabilities – current	2,651	—

Total current liabilities	1,824,912	1,607,939
Non-current debt	3,246,871	3,178,419
Related party payables - non-current	195,228	248,922
Operating lease liabilities – non-current	34,540	29,638
Deferred tax liabilities	122,519	165,605
Derivative financial liabilities - non-current	47,547	27,467
Contingent consideration payable - non-current	3,742	4,798
Other liabilities - non-current	969	—

Total liabilities	5,476,328	5,262,788

Commitments and contingent liabilities
Shareholder’s equity
Share capital
$0.01 par value; authorized, issued and outstanding – 125,157,540 shares	1,252	1,252
Share premium	2,188,706	2,188,706
Accumulated deficit	(265,834)	(131,610
Accumulated other comprehensive loss	(2,419)	(602)

Shareholder’s equity in the Company	1,921,705	2,057,746
Non-controlling interest	11,298	5,961

Total shareholder’s equity	1,933,003	2,063,707

Total liabilities and shareholder’s equity	$7,409,331	$7,326,495

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(U.S. dollars in thousands)

	Share capital	Share premium	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive income/(loss)	Shareholders’ equity in the Company	Non- controlling interest	Total Shareholder’s equity
January 1, 2018	$—	$—	$18,299	$2,039	$20,338	$5,900	$26,238
Net loss	—	—	(39,711)	—	(39,711)	—	(39,711)
Loss on foreign currency translation	—	—	—	(6,504)	(6,504)	—	(6,504)
Issuance of ordinary shares	1,252	2,188,706	—	—	2,189,958	—	2,189,958

December 31, 2018	$1,252	$2,188,706	$(21,412)	$(4,465)	$2,164,081	$5,900	$2,169,981
Net income / (loss)	—	—	(110,198)	—	(110,198)	61	(110,137)
Gain on foreign currency translation	—	—	—	3,863	3,863	—	3,863

December 31, 2019	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707

Cumulative adjustment for adoption of ASC 326, Financial Instruments –Credit Losses	$—	$—	$(7,509)	$—	(7,509)	$—	(7,509)
Net income / (loss)	—	—	(126,715)	—	(126,715)	1	(126,714)
Loss on foreign currency translation	—	—	—	(1,817)	(1,817)	—	(1,817)
Contributions from non-controlling interest holders	—	—	—	—	—	5,336	5,336

December 31, 2020	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net loss	$(126,714)	$(110,137)	$(39,711)
Adjustments for non-cash items:
Depreciation and amortization	268,166	279,831	234,256
Unrealized foreign exchange (gain) / loss	(5,450)	197	(63,226)
Deferred tax benefit	(61,142)	(27,417)	(27,332)
Interest expense / (income), net	12,492	(2,899)	2,759
Other expense, net	21,957	7,904	35,554
Impairment expense on intangible assets	130,420	88,792	—
Allowance for credit losses and other	54,217	52,044	25,517
Net gain on settlement of deferred and contingent consideration	—	—	(2,192)
Gain on disposal of subsidiaries and other assets, net	(13,137)	(4,777)	—
Non-cash lease expense	10,562	11,518	11,646
Movements in working capital:
Accounts receivable, net	(46,493)	(30,955)	(47,722)
Prepaid expenses, other current assets, and related party receivables	18,171	(2,186)	1,448
Settlement receivables, net	37,640	(44,081)	(152,110)
Accounts payable, other liabilities, and related party payables	(27,767)	(250)	(43,442)
Funds payable and amounts due to customers	135,037	85,067	21,403
Income tax payable / (receivable)	1,150	(13,604)	15,862

Net cash flows provided by (used in) operating activities	409,109	289,047	(27,290)

Cash flows from investing activities
Purchase of property, plant & equipment	(5,386)	(9,657)	(13,434)
Purchase of merchant portfolios	(21,047)	(89,441)	(15,741)
Purchase of other intangible assets	(60,486)	(61,005)	(63,724)
Amounts loaned to related parties	—	—	(7,471)
Repayment of debt extinguished in business combinations	—	—	(726,132)
Net cash outflow on acquisition of subsidiaries	(9,180)	—	(4,224,912)
Net cash inflow (outflow) on disposal of subsidiaries	44,877	(454)	—

Net cash flows used in investing activities	(51,222)	(160,557)	(5,051,414)

Cash flows from financing activities
Proceeds from loans received from related parties	—	—	318,225
Proceeds from issuance of ordinary shares	—	—	2,189,958
Proceeds from loans and borrowings	270,481	189,802	908,704
Repayment of loans and borrowings	(361,991)	(128,789)	(109,167)
Proceeds under line of credit	353,867	74,363	—
Repayments under line of credit	(328,230)	(50,000)	—
Payments under derivative financial instruments	(3,907)	(6,662)	(5,491)
Settlement of deferred consideration	—	—	(27,190)
Contingent consideration paid	(5,689)	(6,037)	(7,756)

Net cash flows (used in) provided by financing activities	(75,469)	72,677	3,267,283
Effect of foreign exchange rate changes	99,073	(15,756)	(13,859)

Increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash, net during the year	381,491	185,411	(1,825,280)
Cash and cash equivalents, including customer accounts and other restricted cash, net at beginning of the year (1)	1,382,361	1,199,738	3,025,018
Cash and cash equivalents, including customer accounts and other restricted cash, net at end of the year	$1,763,852	$1,385,149	$1,199,738

(1)

Cash and cash equivalents, including customer accounts and other restricted cash, as of January 1, 2020 decreased by $2,788 as a result of the cumulative-effect adjustment to Customer accounts and other restricted cash for the adoption of the ASC 326, Financial Instruments – Credit Losses (See Note 1).

	For the Year Ended December 31,
	2020	2019	2018
Supplemental cash flow disclosures:
Cash paid for interest	$154,373	$167,458	$153,268
Cash paid for Income taxes, net	$793	$24,497	$17,090

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Financial Position to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	For the Year Ended December 31,
	2020	2019	2018
Cash and cash equivalents	$387,616	$234,617	$122,969
Customer accounts and other restricted cash, net	1,376,236	1,150,532	1,076,769

Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,763,852	$1,385,149	$1,199,738

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

1.	Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these Consolidated Financial Statements and related notes, Pi Jersey Holdco 1.5 Limited and its consolidated subsidiaries are referred to collectively as “Paysafe,” “‘we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

The Company provides payment solutions through three primary lines of business, that represent our reporting segments; Integrated Processing, Digital Wallet and eCash Solutions. Our Integrated Processing business is focused on card not present and card present solutions for small to medium size business merchants. The Digital Wallet business provides wallet based online payment solutions through our Skrill and NETELLER brands; and our eCash Solutions business enables consumers to use cash to facilitate online purchases through our paysafecard prepaid vouchers. With over 20 years of online payment experience, the Company connects businesses and consumers across 70 payment types in over 40 currencies around the world. The Company provides these payment solutions in the following principal verticals; e-commerce, on-line gambling and on-line gaming; the principal markets being in North America and Europe.

The Company is a wholly owned subsidiary of Paysafe Group Holdings Limited (“PGHL” or the “Immediate Parent”) and was incorporated in Jersey, Channel Islands, on November 17, 2017. The Company is primarily owned by funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership is through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL.

On December 20, 2017, the Company acquired, through an indirect, wholly-owned subsidiary, Pi UK Bidco Limited, the entire equity interest in Paysafe Group Limited in exchange for cash consideration of GBP 2,943,881 ($3,936,940 based on the foreign exchange rate on December 20, 2017). The cash consideration for the acquisition was paid on January 2, 2018. The acquisition was financed via bank credit facilities and the issuance of preferred equity certificates by PGHL, the proceeds of which PGHL contributed into the Company in the form of a shareholder term loan of $317,760 and a capital contribution of $2,064,801. The acquisition was accounted for as a business combination, which resulted in the recognition of goodwill of $2,918,524 and net assets of $1,018,416.

We completed the acquisition of iPayment Holdings, Inc. on June 1, 2018. This transaction was also financed via bank credit facilities and a new issuance of preferred equity certificates by PGHL, the proceeds of which PGHL used to make a new capital contribution into the Company amounting to $125,157. The results of operations from this acquired business have been included in our Consolidated Financial Statements from the acquisition date.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

COVID-19 Impacts

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our revolving credit facility. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020.

As a result of the COVID-19 pandemic, we have experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which has contributed, in part, to intangible impairments of $130,420 recognized during the year ended December 31, 2020 (See Note 5), in addition to an increase in credit losses. Credit losses recognized during the same period were $54,217 (See Note 7). However, an estimate of the full extent to which COVID-19 has impacted the Company’s financial results cannot be reasonably made.

Principles of Consolidation

The accompanying Consolidated Financial Statements include those of Pi Jersey Holdco 1.5 Limited, subsidiaries thereof, all of which are wholly owned, and a variable interest entity in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated. The Company’s and its consolidated subsidiaries’ fiscal year ended is December 31.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from those estimates. In particular, the future magnitude, duration and effects of the COVID-19 pandemic are difficult to predict at this time, and the ultimate effect could result in additional charges related to the recoverability of assets, including financial assets, long-lived assets, intangible assets and goodwill. These consolidated financial statements reflect the financial statement effects of COVID-19 based upon management’s estimates and assumptions utilizing the most currently available information.

The Company’s significant estimates relate to income taxes, allocation of the purchase price paid for acquired businesses, credit losses, impairment testing of goodwill and intangible assets, and revision of the useful lives of intangible assets.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity in which the equity investors as a group lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support.

The Company will be considered to have a controlling financial interest and will consolidate a VIE if it has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company has a variable interest in Skrill USA, a company that provides digital wallet services to U.S. customers. Under the terms of a 2015 agreement for the sale and purchase of the original family of Skrill-related entities, Skrill USA was fully separated from Paysafe ownership as a result of U.S. regulatory considerations. Skrill Ltd, an entity of Paysafe, has a market support arrangement which supports the business and operations of Skrill USA for the purpose of expanding the Skrill brand and business in the U.S. market. In addition, Skrill Ltd and Optimal Payment Services Inc., both Paysafe entities, have an outsourcing arrangement with Skrill USA for a license to offer money transfer and related services in the U.S. market. Through these arrangements, the Company assumes all or a portion of the risk and cost of the operations of Skrill USA representing a variable interest. These arrangements also provide the Company with economic interest in Skrill USA, as well as implied power in making significant decisions through its partnerships with certain products, overall strategic advice, operating support, and use of Company technology. As a result, Skrill USA was determined to be a VIE and the Company deemed the primary beneficiary. The assets, liabilities, and results of operations of Skrill USA are consolidated in the Company’s consolidated financial statements.

However, as the Company has no direct equity ownership in Skrill USA, 100% of the equity (net assets) and results of operations are presented as a non-controlling interest in the Company’s consolidated financial statements. Non-controlling interests include the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company.

Customer Accounts and Other Restricted Cash, Net

Under the Company’s regulatory requirements, the Company is required to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in Customer accounts and other restricted cash in our Consolidated Statements of Financial Position, as described below.

Depending on the underlying regulations, the Company may satisfy these safeguarding requirements by either placing qualifying liquid assets in a segregated bank account, by insuring the funds with an authorized insurer or by obtaining guarantees from authorized credit institution. Customer accounts and other restricted cash include cash on hand and liquid investments with a maturity of three months or less when purchased.

Settlement Receivables, Net

Settlement receivables, net include balances arising from timing differences in the Company’s settlement process between the cash settlement of a transaction and the recognition of the associated liability (for example, liabilities to customers and merchants). These balances mainly arise in the Digital Wallet business. When customers fund their digital wallet account using their bank account or a credit card or debit card, there is a clearing period before the cash is received or settled, usually within 5 business days.

Settlement receivables, net also includes receivables from distribution partners within the eCash Solutions business. These receivables represent amounts collected by the distribution partners in exchange for the issuance of an eCash Solutions voucher, prior to settlement with the Company.

The Company had settlement receivables, net from the following parties:

	As of December 31,
	2020	2019
Third party payment processors	$127,619	$130,513
Distribution partners	95,464	119,940

Total	$223,083	$250,453

Settlement receivables are initially measured at fair values and subsequently measured at their amortized cost less allowance for credit losses. Refer to “Allowance for Credit Losses” below for the measurement of the allowance for credit losses.

Accounts Receivable

Accounts receivable includes receivables from Integrated Processing merchants that represent processing revenues earned but not yet collected. Refer to “Allowance for Credit Losses” below for the measurement of the allowance for credit losses. Accounts receivable are classified as current assets if receipts are due within one year or less. If not, they are presented as non-current assets. Accounts receivable, net including receivables from payment processing merchants that represent processing revenues earned but not yet collected, are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses.

Allowance for Credit Losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, customer accounts and other restricted cash, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The Company adopted Accounting Standard Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2020 (see “Recently Adopted Accounting Pronouncements”). We utilize a combination of aging and probability of default methods to develop an estimate of credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, merchant risk profiles, and relevant macro-economic factors.

Financial assets are presented net of the allowance for credit losses in the Consolidated Statements of Financial Position. The allowance for credit losses related to financial guarantees and merchant overdrafts are recorded as a liability and included within “Accounts payable and other liabilities” within the Consolidated Statements of Financial Position.

The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of “Selling, general and administrative” in the Consolidated Statements of Comprehensive Loss. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. Prior to the adoption of ASU 2016-13, credit losses on these financial assets were recognized when an occurrence was deemed to be probable.

Credit Risk Characteristics and Concentration

Customer accounts and other restricted cash are deposited with different banking partners with a variety of credit ratings and credit exposure are regularly monitored and managed by the Company’s Safeguarding and Treasury Committee (“STC”). Management considers the risk of loss from these financial instruments to be low.

Settlement receivables primarily relate to receivables from third party payment institutions arising in the Company’s Digital Wallet and certain Integrated Processing businesses, as well as receivables from distribution partners arising in the Company’s eCash Solutions business. These receivables are closely monitored on a regular basis and are not considered to arise in material credit risk. The eCash Solutions business utilizes insurance and credit limits with its distribution partners to limit its overall gross exposure. Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Company to cover unpaid receivables).

Accounts Receivable balances are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants which are geographically widespread and the merchants active in various industries, the exposure to concentration risk is also mitigated. The global credit risk framework allows the Company to forecast under normal business conditions the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and controls relating to customer credit risk management.

The Company issues financial guarantee contracts to its sponsor banks within its Integrated Processing business for which the Company is exposed to losses from potential chargeback claims. A significant portion of the Company’s exposure to credit risk arises from the threat of chargeback claims against Paysafe directly or Paysafe merchants on card purchases. Chargebacks result in credit exposure to Paysafe when either the merchant or other partners become bankrupt or are otherwise unable to meet their financial obligation. The Company manages the exposure to credit risk by employing various online identification verification techniques, enacted transaction limits, reserves or guarantees held and a number of credit risk management and monitoring tools such as an internally developed credit risk calculator, early warning system and daily credit agency and other third party alerts where potential signs of financial stress on merchants and partners are flagged.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment loss. Depreciation is recognized over the estimated useful lives of the corresponding assets, using the straight-line method, on the following basis:

Computer and communication equipment	2 – 5 years
Furniture and other equipment	3 – 5 years

Other assets are depreciated over their estimated useful lives, using the straight-line method, on the following basis:

Leasehold improvements	Over the term of the lease

Depreciation expense is recorded in the Consolidated Statements of Comprehensive Loss in “Depreciation and amortization.” The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statements of Comprehensive Loss.

Leases

The Company has adopted ASU 2016-02, Leases (Topic 842) using a modified retrospective transition method as of January 1, 2019. The Company has elected to apply the transition approach as of the earliest period presented and through the comparative periods in the entity’s financial statements.

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. The exercise of the lease extension and termination options are at the sole discretion of the Company and we recognize the options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2020 and 2019 the Company did not recognize any expected extension or termination options and the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise, fixed lease payments (including in-substance fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date. During the years ended December 31, 2020 and 2019, the amount of variable lease expense incurred was not significant.

The right-of-use asset is initially measured at the amount equal to the lease liability, adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs. Subsequently, the right-of-use asset is subject to amortization which is recognized on a straight-line basis over the lease term in the Consolidated Statements of Comprehensive Loss in “Selling, general and administrative”.

The lease liabilities are presented as separate lines in the Consolidated Statements of Financial Position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The interest on the lease liability is recognized in the Consolidated Statements of Comprehensive Loss in “Selling, general and administrative”. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•	The lease term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

•	When a lease term has changed or been modified, variable lease payments that depend on an index or a rate shall be remeasured using the index or rate as of the date the remeasurement is required

Finite-lived intangible assets

Acquired computer software is stated at cost less accumulated amortization and accumulated impairment losses.

Other intangible assets, including customer relationships and brands that are acquired by the Company and have finite useful lives, are recognized at fair value at the acquisition date and amortized using the straight-line method over the estimated useful life of the intangible asset. Amortization expense is recorded in the Consolidated Statements of Comprehensive Loss in “Depreciation and amortization.”

In addition to customer relationships that are derived from the acquisition of a business, customer relationships also include acquisitions of merchant portfolios. An intangible asset is recorded for the acquisition of the merchant portfolio when: 1) the merchant portfolio acquired is identifiable and has a contract in place that provides the rights and obligations related to the merchant relationship, 2) the legal rights to future revenues from the acquired merchant portfolios can be obtained, and 3) future economic benefits will be generated from the merchant portfolio. Customer relationships relating to acquisitions of merchant portfolios are initially measured at their acquisition date fair values and subsequently measured at carrying amount less accumulated amortization and accumulated impairment losses. On occasion, the cost of a merchant portfolio will include both an initial (“up-front”) and a contingent element of the consideration. The Company assesses the fair value of the contingent consideration at each reporting period and any adjustments are recognized as an adjustment to the cost of the asset.

In estimating the useful lives of customer relationships, the Company considers the expected use of the asset; legal, regulatory and contractual provisions; historical attrition rates of the customer relationships, as well as the Company’s historical experience in renewing or extending similar customer relationships; and economic factors. Management reassesses the estimated useful lives of our intangible assets on an annual basis. See Note 5 for further information.

Intangible assets are amortized using the straight-line method over the expected life of the intangible asset on the following basis:

Brands	2 – 10 years
Computer Software	1 – 5 years
Customer Relationships	2 – 20 years

Software Development Costs

The Company develops software that is used in providing services to customers. Costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins when both of the following occur: 1) the preliminary project stage is completed, and 2) management, with the relevant authority, authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the software is substantially complete and ready for its intended use. Capitalized costs include payroll and payroll-related costs, including external consulting fees. Capitalized costs incurred to develop software for internal use are amortized on a straight-line basis over an estimated useful life of three to ten years and are recorded as “Depreciation and amortization” on the Consolidated Statements of Comprehensive Loss. Costs related to maintenance of internal use software are expensed as incurred.

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use. Research and development expense for the year ended December 31, 2020, 2019 and 2018 was $7,952, $11,748 and $4,992, respectively.

Impairment of Finite-Lived Intangible and Long-Lived Assets

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of long lived assets and finite-lived intangible assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying amount of such assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded as “Impairment expense on intangible assets” or “Selling, general and administrative” within the Consolidated Statements of Comprehensive Loss. Fair values are determined based on quoted market prices or discounted cash flow analysis as applicable. The Company also regularly evaluates whether events and circumstances have occurred that indicate the useful lives of long-lived assets and finite-lived intangible assets may warrant revision. See Note 6 for further information regarding the Company’s most recent impairment review of finite-lived intangible assets, for all reporting units.

Goodwill

Goodwill is required to be allocated to reporting units which are either (1) an operating segment or (2) components of an operating segment that are one level below and for which discrete financial information is prepared and regularly reviewed by segment management. The Company considers its reporting units to be its operating segments.

Goodwill is tested for impairment at a minimum on an annual basis on October 1; and more frequently when there is an indicator of impairment. For the year ended December 31, 2020, the Company performed the annual goodwill impairment test on October 1, 2020. The impairment test date changed from November 30th to October 1st in 2020 following management efforts to accelerate year end closing activities, thus bringing impairment test date forward. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value.

The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions. When appropriate the Company considers assumptions a hypothetical marketplace participant would use in estimating future cash flows. See Note 4 for further information.

Business Combinations

The Company performs a two-step analysis to determine whether a transaction will be considered as the acquisition of a business or the acquisition of an asset. Firstly, an initial screening test is performed, which determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single (or group of similar) identified assets. If this initial test is not met, an acquired asset cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create output.

Asset acquisition is accounted for using a cost accumulation model. The acquired assets including related transaction costs are recorded at cost when cash consideration is used. If the consideration is non-cash, then the recording of the assets is based on the fair value of the assets acquired. Direct and incremental acquisition costs are included in the cost of the acquisition. Contingent consideration that is accounted for as a derivative is recognized at fair value. Otherwise, such consideration generally is recognized when it becomes probable and reasonably estimable. Any excess of the cost of the acquisition over the fair value of the net assets acquired is allocated to assets on the basis of relative fair values. Goodwill is not recognized. Asset acquisitions generally consistent of the purchase of merchant portfolios which are accounted for as intangible assets.

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition date amounts of the identifiable assets and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Payments related to contingent consideration made on or within three months of the business combination date is viewed as an extension of the business combination, and such payments are classified as investing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date to settle the contingent consideration liability recognized at fair value as of the acquisition date (including measurement-period adjustments) less payments made on or within three months of the business combination date are classified as financing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date that exceed those classified as financing activities are classified as operating activities in the Consolidated Statements of Cash Flows.

Funds Payable and Amounts Due to Customers

The Company recognizes a liability upon the issuance of e-money to its customers and merchants equal to the amount of electronic money that has been issued. In addition, where the Company is in the flow of funds in the transaction settlement cycle, a liability is recognized for the amount to be settled to merchants.

These amounts are presented as “Funds payable and amounts due to customers” in the Company’s Consolidated Statements of Financial Position.

Revenue Recognition

The Company has prepared these financial statements under Accounting Standard Codification (“ASC”) 606, Revenue From Contracts With Customers and ASC 340-40, Other Assets and Deferred Costs – Contracts With Customers (collectively referred to as the “Revenue Standard”). The Revenue Standard provides a five-step framework to determine when and how revenue is recognized, based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Revenue Standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company provides payment solutions through three primary lines of business: Integrated Processing, Digital Wallet and eCash Solutions. Our Integrated Processing revenue streams are earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallet revenue streams are almost entirely derived from charging merchants’ fees for allowing payments on their platforms using our products or for charging customers on a transactional basis for using our digital wallet offerings. Similarly, in our eCash Solutions segment all revenue streams are earned either from charging merchants’ fees for accepting our eCash Solutions services or from transaction fees from customers using these services. As a result of these concentrations, the Company does not disaggregate revenue below this level. These revenue streams align with our segments and the resulting segment disclosures (See Note 21).

For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Some of the Company’s contracts with customers include promises to transfer multiple goods and services. The primary goods offered by the Company are point of sale terminals that are offered in the Integrated Processing segment.

The Company recognizes revenue net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

Our contracts with customers have different durations across our business segments, depending on the nature of the good or service provided and whether the contracts are with consumers or merchants. The Company’s primary consumer facing revenue streams are within the Digital Wallet and eCash Solutions business lines. In these businesses our consumer facing contracts are online terms and conditions that the consumers agree on as terms of business; these are typically open ended and can be terminated without penalty by either party. Therefore, our contracts in these segments are essentially defined at the transaction level and there is no commitment to provide further services beyond the services already provided. Our merchant contracts in the Digital Wallet and eCash Solutions segments are formal written contractual agreements with merchants who accept our Integrated Processing solutions on their platforms. These contracts are longer-term relationships structured as open-ended contracts and are typically cancellable by either party with 30-60-day written notice.

The Company does not contract directly with consumers within our Integrated Processing segment; as such, our contracts in this segment are all written contractual agreements primarily in two main categories. The first category includes contracts with our sponsor banks and processing partners, which are typically long term contractual relationships with durations of 5 years, but continuing in effect with automatic renewals of a year or longer. These agreements usually have termination clauses requiring written notice and 90 to 180-day notice periods. The second category is our contracts with merchants. The contracts with merchants are tri-party agreements, usually between the Company, the merchants and sponsor banks with durations of 3 years followed by annual auto-renewals at the end of the terms. Termination clauses generally require 30 days written notice. While the duration of contacts may differ, the primary source of revenue is consistent across segments and consumer base.

Significant Judgments:

An area of significant judgment for the Company is the determination of the principal agent consideration under the Revenue Standard. For the Company’s Integrated Processing segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its Integrated Processing segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

Another area of significant judgment involves determining whether goods and services are considered distinct performance obligations that should be accounted for separately, or together as one performance obligation. This includes determining whether distinct services are part of a series of distinct services that are substantially the same. The Company has determined that the primary services offered to its customers comprise a series of distinct performance obligations, that are substantially similar with the same pattern of transfer. Hence, these services are considered a single performance obligation. The Company also concluded that the goods offered in our contracts, comprising primarily of point of sale terminals, were not material individually or in the aggregate to the contract and no allocation of consideration was made to those goods. The Company recognizes revenue as it satisfies a performance obligation by transferring control over the service to a customer for which the timing and quantity of transactions to be processed is not determinable at the inception of the contract.

The Company’s promise to stand ready to provide electronic payment services is not based on a specified number of transactions, but rather is a promise to process all the transactions needed each day. As such the nature of the promise is that of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation for which the measure of progress is time.

The majority of our payment services are priced as a percentage of transaction value or a specified fee per transaction. We also charge other fixed fees based on specific services that may be unrelated to the number of transactions or transaction value. Given the nature of the promise and that the underlying transaction fees are based on unknown quantities of transactions or outcomes of services to be performed over the contract term, the total consideration for each primary source of revenue is determined to be variable. The Company allocates the variable fees to the individual day in which the services were wholly performed and for which it has the contractual right to bill those wholly performed services under the contract. Therefore, we measure revenue for our payment service daily based on the services that are performed on that day.

Integrated Processing

Integrated Processing services are primarily derived from processing credit and debit card transactions for merchants. Revenue is earned by charging merchants either as a percentage-based fee of the payment volumes processed or as a charge per transaction, pursuant to the respective merchant agreements, as well as certain fixed charges for various ancillary items and services on a monthly or annual basis.

The fee revenue can include charges to process transactions, foreign exchange services for settling foreign currency transactions, gateway services, fraud and risk management services and charges for accepting alternative payments.

Within our Integrated Processing segment, the nature of our billing depends on whether we are in the flow of the funds. When we are in the flow of funds, we can direct debit our fees and settle with our customers on a net basis. When the Company does not have direct access to debit our customer accounts, we typically collect by billing our merchant banking partners on a monthly basis, and our invoices are due immediately upon receipt.

Digital Wallet

Digital Wallet services are offered through the NETELLER and Skrill brands. Consumer and merchant revenues are earned either as a fee calculated as a percentage of funds processed or as a charge per transaction, pursuant to the respective consumer and merchant agreements, as well as fees from cross-currency transactions.

In the Digital Wallet segment, we typically have the authority to directly debit our consumers’ pre-funded digital wallet accounts and the merchant wallet accounts, as such, when we earn revenue from transaction fees we are not required to separately bill for amounts earned and collectability is reasonably assured.

eCash Solutions

eCash Solutions services are offered through the paysafecard prepaid payment vouchers, which are sold directly to customers through third party distributors and paysafecard online payment accounts. The third-party distributors are a network of sales points from which customers may purchase prepaid vouchers; the Company pays a sales commission to its distributors for this service.

All eCash Solutions revenue is earned from fees charged to merchants accepting payments made using the paysafecard services as well as fees charged to customers on a transactional basis. When a customer purchases an eCash Solutions voucher, consideration is collected by the distribution partner prior to settlement with the Company. The redemption of the voucher is the point we earn the revenue and collectability of our revenue is reasonable assured.

Interest Revenue

Interest revenue is earned on the funds held on behalf of customers and is accrued on a monthly basis, by reference to the principal outstanding and at the effective interest rate applicable. While this is not revenue earned from contracts with customers, interest revenue on consumer funds held by the Company is presented in Revenue since it is earned on funds that are held as part of the Company’s revenue generating activities.

Cost to Obtain and Fulfill a Contract

The Revenue Standard requires the Company to capitalize certain incremental contract acquisition costs and the Company has determined that sales commissions for new contract acquisitions payable to employees of Paysafe in the sales function, meet this requirement. The Company recognizes incremental sales commission costs of obtaining a contract as an expense when the amortization period for those assets is one year or less per the practical expedient under the Revenue Standard. Incremental sales commission costs with an amortization period of more than one year and sales commissions for contract renewals are not material.

We capitalize incremental costs incurred to fulfil our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Incremental costs to fulfil customer contracts are not material.

Contract Balances

We do not have any contract balances associated with our contracts with customers.

Remaining Performance Obligation

The Revenue Standard requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations; however, as permitted by the Revenue Standard, the Company has elected to exclude disclosing any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As described above, the Company’s most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service, which typically represent all or almost all of the total transaction price for the related contract. The variable consideration that will be allocated to future days of service is not required to be disclosed as these days of services are wholly unsatisfied at the Company’s reporting date. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

Cost of Services (Excluding Depreciation and Amortization)

Cost of services (excluding depreciation and amortization) primarily relate to fees incurred by the Company in the processing and settlement of transactions.

Integrated Processing: Cost of services (excluding depreciation and amortization) consists primarily of merchant residual payments to our network of Independent Sales Organizations (“ISOs”) and other fees incurred by the Company in processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in the integrated processing business, which are presented net within revenue.

Digital Wallet: Cost of services (excluding depreciation and amortization) is primarily composed of the costs the company incurs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions in order to draw funds from a customer’s credit or debit card, bank account, or other funding source they have stored in their digital wallet.

eCash Solutions: Cost of services (excluding depreciation and amortization) is primarily comprised of commissions paid to distributors.

Restructuring and Other Costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees.

Deferred Equity Costs

Transactions costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction. For the year ended December 31, 2020, deferred equity costs related to the Business Combination (See Note 18) were $9,545 and recorded within “Prepaid expenses and other current assets” within the Statements of Financial Position. The cash outflows associated with these costs will be classified as a financing cash flow when paid. There were no deferred equity costs as of December 31, 2019 and 2018.

Employee Benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions. Expense recognized for defined contribution plans for the year ended December 31, 2020, 2019 and 2018 was $5,417, $4,427 and $2,566, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2020, 2019 and 2018 was $39,788, $34,202 and $27,039, respectively.

Foreign Currencies

The Company has operations in foreign countries whose currency differs from the functional currency of the Company and its subsidiaries. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income (loss) for the period. Foreign exchange gains and losses are included within “Other (expense) / income, net”.

The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period end exchange rate into United States Dollars (“USD”), the Company’s reporting currency. Income statement items are translated at the average monthly rates prevailing during the year. The resulting translation adjustment is recorded as a component of other comprehensive income and is included in “Accumulated Other Comprehensive Loss”.

Income Taxes

The provision for income taxes is determined using the asset and liability approach considering guidance related to uncertain tax positions. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are initially recognized at enacted tax rates and are adjusted for any enacted changes in tax rates and tax laws. Subsequent changes to deferred taxes originally recognized in equity are recognized in income. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The income tax effects from an uncertain tax position are recognized when it is more likely than not that the position will be sustained based on its technical merits and consideration of the tax authorities widely understood administrative practices and precedents. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in the provision for “Income tax (benefit) / expense” on the Consolidated Statements of Comprehensive Loss.

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements, which defines fair value as the price to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Company could participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The Company uses the hierarchy prescribed in the aforementioned accounting guidance for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•	Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,

•

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and

•

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

There were no material transfers of account balances between the three levels of hierarchy for the year ended December 31, 2020 or 2019.

Financial Instruments

Financial instruments measured at fair value through profit or loss are measured at fair value with changes in fair value recognized in the Consolidated Statements of Comprehensive Loss. These financial instruments include contingent consideration receivable, deferred and contingent consideration payable, and derivative financial assets and liabilities.

Financial assets measured at amortized cost include cash and cash equivalents, customer accounts and other restricted cash, accounts receivable and settlement receivables. Financial liabilities measured at amortized cost include debt, accounts payable and other liabilities, and funds payable and amounts due to customers.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Finance costs are charged to the Consolidated Statements of Comprehensive Loss using the effective interest rate method.

Offsetting

Financial assets and liabilities are offset and the net amount presented in the Consolidated Statements of Financial Position when, and only when, the Company has a legally enforceable right to set off the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards.

Derivative Instruments

The Company accounts for derivatives in accordance with ASC 815, Derivatives and Hedging, which provides accounting and reporting guidance for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the Consolidated Statements of Financial Position at fair value. The Company’s derivatives balances in the financial statements are classified as current or non-current, dependent on their respective maturities. The Company enters into derivative financial instruments to manage its interest rate risk related to its financing operations. Payments under our derivative financial instruments are included in financing cash flows in the Consolidated Statements of Cash Flows. The Company does not enter into derivative financial instruments for speculative purposes.

Share-Based Compensation

The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation - Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards. The grant date fair value of the A ordinary shares and B ordinary shares is determined using a Monte Carlo method. The determination of the grant date fair value is affected by assumptions regarding a number of complex and subjective variables, including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. The awards are subject to a service condition, a performance condition and a market condition. As the share-based compensation awards are subject to a performance condition, share-based compensation will be expensed as the performance targets are considered probable of being achieved and vesting conditions lapse. The Company accounts for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) attributable to the Company by the weighted average shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted-average shares outstanding during the period and the impact of securities that would have a dilutive effect on earnings per share.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The FASB has issued several additional ASUs since this time that add additional clarification to certain issues existing after the original ASU was released. All of the new standards were effective for the Company on January 1, 2018. The standards permit the use of either the full retrospective or modified retrospective transition method. The Company adopted the new revenue standard as of January 1, 2018 using the full retrospective transition method.

Share-Based Compensation

In 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting. The new guidance clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Specifically, an entity would apply modification accounting only if the fair value, vesting conditions, or classification of the awards changes as a result of changes in the terms or conditions. The Company adopted the guidance effective January 1, 2018 and applied it prospectively upon adoption. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements.

Cash Flows

In 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (topic 230): Classification of Certain Cash Receipts and Cash Payments, which includes new guidance on classifying certain cash receipts and cash payments on the statement of cash flows. The new guidance addresses the classification of cash flows related to: debt prepayment or extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance, including bank-owned life insurance, distributions received from equity method investees, and beneficial interests in securitization transactions. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance should be applied retrospectively after adoption. The Company adopted the guidance effective January 1, 2018. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements.

In 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (topic 230): Restricted Cash, which includes new guidance on restricted cash on the statement of cash flows. The new guidance requires the classification and presentation of changes in restricted cash and cash equivalents in the statement of cash flows. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The guidance had to be applied retrospectively after adoption. The Company adopted the guidance effective January 1, 2018 on a retrospective basis. The beginning and ending balances of cash and cash equivalents on the Consolidated Statements of Cash Flows now include restricted cash and restricted cash equivalents, such as cash and cash equivalents underlying customer accounts and other restricted cash and restricted cash equivalents within short-term investments.

Goodwill

In 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new guidance simplifies the accounting for goodwill impairment. The guidance simplifies the measurement of goodwill impairment by removing step 2 of the goodwill impairment test, which requires the determination of the fair value of individual assets and liabilities of a reporting unit. The new guidance requires goodwill impairment to be measured as the amount by which a reporting unit’s carrying value exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments should be applied on a prospective basis. We early adopted the new guidance effective for the annual goodwill impairment test performed in 2019. The adoption of this standard did not have a material impact on our financial statements.

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases (“Topic 842”). The pronouncement requires lessees to recognize lease assets and lease liabilities on the Consolidated Statements of Financial Position and disclose key information about leasing arrangements. The new guidance requires lessees to recognize most leases, particularly those classified as operating leases, on the Consolidated Statements of Financial Position, and lease expense generally results in straight-line expense that is presented as a single line in the Consolidated Statements of Comprehensive Loss. The FASB has subsequently issued ASU 2018-11, Leases (Topic 842) to add an additional transition method upon adoption of the standard.

The Company utilized a comprehensive approach to assess the impact of this guidance on our financial statements and related disclosures, including the increase in the assets and liabilities on our Consolidated Statements of Financial Position and the impact on our current lease portfolio from a lessee perspective. The Company completed its review of its lease portfolio including significant leases by asset type that were impacted by the new guidance and enhanced our controls.

Topic 842 permits a modified retrospective approach, which may be implemented either (1) as of the earliest period presented and through the comparative periods in the entity’s financial statements or (2) as of the effective date of ASC 842, with a cumulative-effect adjustment to equity. The Company adopted Topic 842 as of January 1, 2019 using the modified retrospective transition approach. The Company has elected to apply the transition approach as of January 1, 2018, which is the beginning of the earliest period presented in the Company’s financial statements for the year ended December 31, 2020. As a result, the financial statements as of and for the period ending December 31, 2018 are reflective of the adoption of Topic 842.

The Company elected certain practical expedients upon adoption which provide us relief from the requirements to 1) reassess whether existing contracts are or contain leases, 2) to reassess the lease classification of any existing leases, 3) to apply hindsight in determining lease term and 4) to reassess initial direct costs for any existing leases. The Company has not elected to adopt the short term policy election and will recognize a lease liability and right-of-use asset for all leases with a term of twelve months or less.

For the data center asset class, we have elected the practical expedient under which the lease components are not separated from the non-lease components. We bifurcate the lease and non-lease components for our remaining asset classes, being office space and corporate apartments. For the office space and corporate apartment leases, lease components are comprised of contractual base rent payments, which are directly related to the right to use the underlying asset. Non-lease components are comprised of shared operating and other costs and are recognized in the Consolidated Statements of Comprehensive Loss in “Selling, general and administrative”.

The adoption of ASC 842 resulted in the recognition of $44,633 of right-of-use assets and $44,633 of lease liabilities. See Note 17 for further information.

Taxes

In 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This new guidance is in response to the tax reform that allows the option to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) from accumulated other comprehensive income to retained earnings. If such an option is elected, transition can be applied either retrospectively to each period in which the effect of tax reform is recognized or applied with a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company adopted the guidance effective January 1, 2019. We have completed the evaluation of the effect of ASU 2019-12 on our consolidated financial statements and do not expect the adoption of this standard will have a material effect on our consolidated financial statements.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted this guidance effective January 1, 2020 and has applied the guidance prospectively to the disclosures herein (See Note 16), which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Capitalized Implementation Costs

In August 2018, the FASB issued ASU No. 2018-15 Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This new guidance aligns the requirements for capitalizing implementation costs incurred by an entity related to a cloud computing arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Accordingly, this guidance requires an entity to capitalize certain implementation costs incurred and then amortize them over the term of the cloud hosting arrangement. Furthermore, this guidance also requires an entity to present the expense, cash flows, and capitalized implementation costs in the same financial statement line items as the associated hosting service. The guidance was effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2020 and has applied the guidance prospectively, which did not have a material impact on the Company’s consolidated financial statements.

Allowance for Credit losses

In 2016 the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13. The amendments in this update changed how we measure and recognize credit impairment for certain financial instruments measured at amortized cost. Under the credit losses model required by ASU 2016-13, we recognize expected credit losses at asset inception based on the losses expected to occur over the remaining life of each pool of financial assets with similar risk characteristics. We adopted the standard on January 1, 2020 using the modified retrospective transition method. The adoption of this standard resulted in a cumulative-effect adjustment to increase the allowance for credit losses by $10,148 and decrease retained earnings by $7,509, net of tax, on January 1, 2020 (See Note 7).

Recently Issued Pronouncements Not Yet Adopted

Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted the new guidance effective January 1, 2021. We have completed our evaluation of the effect of ASU 2019-12 on our consolidated financial statements and do not expect the adoption of this standard will have a material effect on our consolidated financial statements.

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. We have not yet adopted this new guidance and are currently evaluating the effect on our consolidated financial statements.

Convertible Debt Instruments

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company’s fiscal year. The Company will adopt this new guidance effective January 1, 2022. This new guidance is not expected to have an effect on our consolidated financial statements.

2.	Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share attributable to the Company.

	Year Ended December 31,
	2020	2019	2018
Numerator
Net loss attributable to the Company	$(126,715)	$(110,198)	$(39,711)
Denominator
Weighted average ordinary shares – basic and diluted	125,157,540	125,157,540	73,380,078
Net loss per share attributable to the Company
Basic and diluted	$(1.01)	$(0.88)	$(0.54)

3.	Taxation

In accordance with ASC Topic 740, Income Taxes, (“ASC 740”) income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Income Tax (Benefit) / Expense

The components of loss before taxes for the year ended December 31, 2020, 2019 and 2018 consisted of the following:

	For the Year Ended December 31,
	2020	2019	2018
United Kingdom	$(83,049)	$(28,289)	$(97,270)
United States	(177,582)	(139,950)	21,850
Foreign Other	74,718	41,578	41,330
Loss from operations before taxes	$(185,913)	$(126,661)	$(34,090)

Income tax (benefit) / expense comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statements of Comprehensive Loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax (benefit) / expense consists of the following:

	For the Year Ended December 31,
	2020	2019	2018
Current:
United Kingdom	$(1,041)	$(1,363)	$2,221
United States	(16,698)	(2,189)	8,234
Foreign Other	19,682	14,445	22,498

Total	1,943	10,893	32,953

Deferred:
United Kingdom	(3,664)	(9,659)	(10,832)
United States	(42,911)	(4,904)	(4,324)
Foreign Other	(14,567)	(12,854)	(12,176)

Total	(61,142)	(27,417)	(27,332)

Income tax (benefit) / expense	$(59,199)	$(16,524)	$5,621

The effective tax rate for the years ended December 31, 2020, 2019 and 2018 was 31.8%, 13.0% and (16.5)%, respectively. The reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the Year Ended December 31,
	2020	2019	2018
United Kingdom corporate tax rate	19.0%	19.0%	19.0%
Changes in respect of prior periods	11.1%	14.2%	(10.7)%
Rate change	(5.7)%	—	—
Expenses not deductible for tax purposes	—	(3.3)%	(8.6)%
Gains and losses not subject to income tax	—	1.6%	—
Movement in deferred not recognized	(2.5)%	(26.7)%	(3.9)%
Tax losses not recognized	0.5%	(6.0)%	(37.3)%
Foreign income taxed at different rates	6.8%	13.4%	25.1%
Other	2.6%	0.8%	(0.1)%

Effective tax rate	31.8%	13.0%	(16.5)%

Uncertain Tax Positions

Accounting for taxes involves some estimation because the tax law is uncertain, and the application requires a degree of judgment, which authorities may dispute. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company establishes reserves for uncertain tax positions where appropriate, based on amounts expected to be paid to the tax authorities.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	For the Year Ended December 31,
	2020	2019	2018
Beginning unrecognized tax benefits	$24,593	$25,660	$21,093
Increases related to prior year tax positions	1,956	651	2,640
Decreases related to prior year tax positions	(8,034)	(1,036)	(603)
Increases related to current year tax provisions	286	921	2,530
Decreases related to current year tax positions	(17)	(143)	—
Decreases related to settlement with tax authorities	—	(1,460)	—

Closing unrecognized tax benefits	$18,784	$24,593	$25,660

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2020, 2019 and 2018 is $18,784, $24,593 and $25,660, respectively, which is recorded within “Accounts payable and other liabilities” within the Consolidated Statements of Financial Position (See Note 10). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31, 2020 was $2,677 and $390, respectively, and as of December 31, 2019 were $3,286 and $631, respectively, and as of December 31, 2018 were $3,319 and $457, respectively.

There are no events anticipated within the next 12 months that would significantly increase or decrease the total amount of unrecognized tax benefits.

We conduct business globally and file income tax returns in the United Kingdom, United States and other foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities around the world. The Company is no longer subject to income tax examinations by tax authorities in the United Kingdom, United States and other foreign jurisdictions for tax years before 2011.

Recognition of Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities reflect the effect of the differences between the financial reporting and income tax bases of assets and liabilities based on tax rates (and laws) enacted by the balance sheet date and which are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

The realization of deferred tax assets is dependent on generating sufficient taxable income in future periods in which the tax benefits are deductible or creditable. We review the realization of deferred tax assets at each reporting date by estimating future taxable income of the relevant group entities. A valuation allowance is provided in respect of those assets where we do not expect to realize a benefit. All available evidence is considered in determining the amount of the required valuation allowance using a “more likely than not” threshold. Our assessment considers both positive and negative evidence and the extent to which that evidence can be objectively verified. Such evidence includes: (i) net earnings or losses in recent years; (ii) the likelihood of future, sustainable net earnings; (iii) the carry forward periods of tax losses and the impact of relevant reversing temporary differences; and (iv) any available tax planning strategies.

Income and foreign withholding taxes have not been recognized on the excess of the amount included for financial reporting purposes over the tax basis of investments in foreign subsidiaries in Austria, Canada and the United States on the basis that they are indefinitely reinvested. For these territories where the indefinite investment criteria is satisfied, the amounts becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. As of December 31, 2020, 2019 and 2018, the amount of such taxable temporary differences totaled $651,851, $861,875 and $195,452, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $4,042, $2,541 and $1,830, respectively. For our domestic subsidiaries in the United Kingdom, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	For the Year Ended December 31,
	2020	2019
Deferred tax assets:
Property and equipment	$9,296	$9,803
Intangible assets	42,379	30,099
Carry forward tax losses	105,648	79,487
Excess interest carry forward	55,015	48,154
Debt transaction costs	—	—
Accrued and unpaid expenses	16,694	15,985
Financial instruments	10,495	7,446
Other	16,766	14,842

Total deferred tax assets	256,293	205,816
Valuation allowance	(57,043)	(72,334)

Net deferred tax assets	199,250	133,482

Deferred tax liabilities:
Property and equipment	(2,246)	(4,689)
Intangible assets	(294,489)	(286,587)
Other	(7,365)	(6,456)

Total deferred tax liabilities	(304,100)	(297,732)

Net deferred tax liabilities	$(104,850)	$(164,250)

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Statement of Consolidated Financial Position. As of December 31, 2020, $181,581 of the $199,250 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31, 2019, $132,127 of the $133,482 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $17,669 and $1,355 are reflected as “Deferred tax assets” within the Consolidated Statements of Financial Position as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, the gross deferred tax liability of $304,100 is presented on the Consolidated Statements of Financial Position on a net basis with $181,581 of deferred tax assets, reflected as a deferred tax liability of $122,519. As of December 31, 2019, the gross deferred tax liability of $297,732 is presented on the Consolidated Statements of Financial Position on a net basis with $132,127 of deferred tax assets, reflected as a deferred tax liability of $165,605.

As of December 31, 2020, 2019 and 2018, the Company has net operating loss carry forwards of $508,729, $379,363 and $292,131, respectively. As of December 31, 2020, $176,352 of those carry forwards will expire between December 31, 2021 and December 31, 2039 if not utilized. The remaining balance of $332,377 are indefinite loss carry forwards with no expiry date.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2020 and 2019, the valuation allowance for the Company was $57,043 and $72,334, respectively. The current period valuation allowance primarily relates to $14,428 of carried forward tax losses from Canadian subsidiaries, on the basis that it is not expected that future taxable profits will be available against which these tax losses can be utilized, and $33,584 in excess interest expenses carried forward in the US. The decrease in the valuation allowance during the year ended December 31, 2020 was $15,291 and the increase in the valuation allowance during the year ended December 31, 2019 was $43,729.

4.	Goodwill

Changes in the carrying amount of goodwill are as follows:

	Integrated Processing	Digital Wallets	eCash Solutions	Total
December 31, 2018	$1,798,923	$1,005,699	$647,063	$3,451,685
Foreign exchange	—	—	(14,331)	(14,331)

December 31, 2019	1,798,923	1,005,699	632,732	3,437,354
Foreign exchange	—	—	56,502	56,502
Additions	—	—	12,120	12,120
Disposals	(24,160)	—	—	(24,160)

December 31, 2020	$1,774,763	$1,005,699	$701,354	$3,481,816

The majority of goodwill relates to the acquisitions of Paysafe Group Limited, completed in December 2017, and of iPayment Holdings Inc., completed in June 2018. Additions to goodwill within the eCash Solutions segment in the current year relate to the acquisition of Openbucks (See Note 13). Reductions to goodwill within the Integrated Processing segment in the current year relate to the disposal of a subsidiary (See Note 14).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to the COVID-19 outbreak in March of the current year and the resulting uncertainty on future performance (See Note 1), we performed an assessment on March 31, 2020 using a discounted cash flow methodology. We then performed our annual goodwill impairment test on October 1, 2020. The fair value was based on a 5-year discounted cash flow model with a terminal value calculated by applying an exit multiple to year 5 cash flows. The key assumptions include cash flow growth, cash flow forecast period, exit multiple, and discount rate. Cash flow forecast was based on our expectation of future outcomes considering past experience and market participant expectations. The exit multiple was determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Management considered these to be reasonable exit multiples in the context of transaction multiples within the payments sector over the last 5 years and consistent with the assumption that a market participant would make. Discount rate assumptions were based on determining a cost of debt and equity followed by an assessment as to whether there were risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve these expected results or changes in the discount rate may cause a future impairment of goodwill at the reporting unit level.

Based on the analyses performed, it was determined that no adjustments to the carrying value of goodwill of any reporting unit were required. There is no accumulated impairment of goodwill for the year ended December 31, 2020 or 2019. There have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units as of December 31, 2020 or 2019.

5.	Intangible assets

As of December 31, 2020 and 2019, the Company’s intangible assets consisted of the following:

	As of December 31,
	2020	2019
Brands	$170,349	$161,985
Software development costs	755,768	696,154
Customer relationships	1,548,474	1,487,613
Computer software	31,495	26,205

	2,506,086	2,371,957

Less accumulated amortization on:
Brands	56,700	37,783
Software development costs	288,521	175,832
Customer relationships	398,304	258,871
Computer software	18,670	9,645

	762,195	482,131

Less accumulated impairment on:
Brands	344	344
Software development costs	83,239	40,258
Customer relationships	135,491	48,052
Computer software	—	—

	219,074	88,654

Intangible assets, net	$1,524,817	$1,801,172

Intangible assets primarily relate to the acquisitions of Paysafe Group Limited, completed in December 2017, and of iPayment Holdings Inc., completed in June 2018. During the year ended December 31, 2020 and 2019, we recorded intangible assets of $21,451 and $105,873, respectively, related to the acquisition of merchant portfolios which were accounted for as asset acquisitions. During the year ended December 31, 2020 and 2019, we recorded intangible assets of $1,516 and $0, related to business combinations.

Amortization expense on intangible assets for year ended December 31, 2020, 2019 and 2018 was $253,751, $265,477 and $216,453, respectively.

We perform an annual reassessment of estimated useful lives of intangible assets. For the year ended December 31, 2020, revisions to the useful lives of intangible assets did not have a material impact to our financial statements. For the year ended December 31, 2019, we revised the useful lives of certain computer software and customer relationships that had been acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. The revised useful lives reflect management’s best estimate of the period during which the assets will be used. Certain computer software useful lives were shortened following progression in the consolidation of the legacy platforms into a unified Group IT platform, resulting in an accelerated retirement of the legacy IT platforms. Certain customer relationships’ useful lives were also revised to reflect the shorter period over which they are expected to generate revenue. The revision of useful lives, which occurred in the first quarter of 2019, caused an acceleration of amortization expense of $22,123 for the year ended December 31, 2019, resulting in an increase in “Depreciation and amortization”, decrease in “Operating income”, and an increase in “Net loss”, of the same amount for that year. On a pretax per share basis, the revisions caused a decrease in basic and diluted EPS of $0.18.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets is not recoverable. Management determined the individual assets’ fair value for the impairment analysis based on discounted cash flow forecasts and market participant assumptions, which represent Level 3 inputs. Management’s key assumptions in determining the fair value include expected cash flows and discount rate.

For the year ended December 31, 2020, the Company recognized an impairment loss of $42,981 for certain software development costs resulting from shortening an asset’s estimated useful life following accelerated retirement of a legacy IT platform, and $59,894 for customer relationships acquired in the past acquisitions of Paysafe Group Limited resulting from the deterioration in the assets’ forecasted cash flows and anticipated merchant and consumer attrition rates. An additional impairment loss of $27,545 was recognized for certain acquired merchant portfolios due to deterioration in anticipated merchant attrition rates observed since the assets’ acquisition. The discount rate utilized for purposes of determining the fair value of intangible assets impaired as of the year ended December 31, 2020 was 8.6%.

For the year ended December 31, 2019, the Company recognized an impairment loss of $38,597 for software development, $18,710 for customer relationships and $344 for brands acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. An additional impairment loss of $29,342 was recognized for certain acquired merchant portfolios and $1,661 for software development for projects that were canceled during the period.

For the year ended December 31, 2018, there were no impairment losses recognized on intangible assets.

The impairment losses are in the Integrated Processing and Digital Wallet segments and are recognized in the Consolidated Statements of Comprehensive Loss under “Impairment expense on intangible assets”.

The estimated amortization expense of intangible assets for the next five years is as follows:

2021	$243,898
2022	231,927
2023	196,099
2024	179,240
2025	172,063

Intangible assets acquired by the Company during the year ended December 31, 2020 and 2019 had the following expected weighted-average useful lives:

	2020	2019
Brands	n/a	2 years
Computer software	4 years	3 years
Customer relationships	5 years	5 years
Total weighted-average useful life	4.1 years	4.2 years

6.	Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

	As of December 31,
	Estimated Useful Lives in years	2020	2019
Computer and communication equipment	2-5	$31,874	$29,459
Furniture and other equipment	3-5	13,860	12,438
Leasehold improvements	1-10	6,654	7,243
Accumulated depreciation		(33,697)	(20,991)

Property, plant and equipment, net		$18,691	$28,149

Depreciation expense related to property, plant and equipment for the year ended December 31, 2020, 2019 and 2018 was $14,415, $14,354 and $17,803, respectively.

7.	Allowance for credit losses

The Company has exposure to credit losses for financial assets including, customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

As described in Note 1, the Company adopted ASC 326, Financial Instruments – Credit Losses, on January 1, 2020. The following table summarizes the current expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net, accounts receivable, net; and financial guarantee contracts and other, for the years ended December 31, 2020 and 2019:

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net	Financial guarantee contracts and other (1)	Total allowance for credit losses
Balance at December 31, 2018	$—	$25,615	$2,916	$3,970	32,501
Provision for doubtful accounts	—	36,077	1,582	14,385	52,044
Write-Offs	—	(24,248)	—	(7,431)	(31,679)

Balance at December 31, 2019	—	37,444	4,498	10,924	52,866
Adjustment for adoption of ASC 326, Financial Instruments – Credit Losses	$2,788	$2,863	$—	$4,497	10,148
Credit loss expense	1,308	43,660	7,936	1,313	54,217
Write-Offs	—	(26,912)	(12,050)	(93)	(39,055)
Reclassification(2)	—	1,131	5,475	(6,606)	—
Disposal of subsidiary (See Note 14)	—	(33,151)	—	(2,235)	(35,386)

Balance at December 31, 2020	$4,096	$25,035	$5,859	$7,800	42,790

(1)

Provision on off-balance sheet financial guarantees was separately assessed and recognized based on the guidance within ASC 460, Guarantees, prior to the adoption of ASC 326, Financial Instruments – Credit Losses, on January 1, 2020.

(2)

Represents the reclassification of the allowance for credit losses from a liability to a contra asset upon realization of the accounts receivable related to an off-balance sheet guarantee and other reclassifications.

Increases in credit losses and write offs in 2020 compared to the prior period were primarily attributable to the impact of the global COVID-19 pandemic and the associated impact of macroeconomic conditions, as well as the adoption of ASC 326, Financial Instruments – Credit Losses. The overall reduction in the allowance for credit losses year on year is mainly attributable to the disposal of Payolution GmbH (see Note 14).

8.	Debt

The Company’s credit facilities consist of a first lien term loan, a second lien term loan and a first lien revolving credit facility (“First Lien Revolving Credit Facility”). The facilities were drawn down to finance the acquisitions of Paysafe Group Limited in December 2017 and of iPayment Holdings Inc. in June 2018, including the repayment of the acquired debt existing in these respective companies at their acquisition date.

The first lien term loan consists of a $1,540,000 USD Facility (“USD First Lien Term Loan”) and €1,043,716 EUR Facility (“EUR First Lien Term Loan).

The second lien term loan facility consists of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”).

The First Lien Revolving Credit Facility has an available balance of $225,000, from which the Company has made draw downs and repayments throughout the year. As of December 31, 2020 and 2019, the Company had unpaid drawdowns of $0 and $76,881, respectively. The Company also pays a fee on the daily portion of the facility that is not utilized and available for future borrowings. As of the year ended December 31, 2020, the commitment fee payable on the unutilized amount was 30% of the applicable margin of 3.00%.

On June 18, 2019 the Company finalized a $25,000 Line of Credit. In the first quarter of 2020, the Line of Credit was increased to $50,000 and the maturity date was extended to May 2023. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions. The Company has made draw downs and repayments throughout the year ended December 31, 2020. As of December 31, 2020 and 2019, the Company had $50,000 and $24,362 outstanding.

During the years ended December 31, 2020 and 2019 the Company repaid $15,400 and $15,400, respectively, under the USD First Lien Term Loan. Interest terms under the facilities are generally paid on a monthly, quarterly or bi-annual basis or any other period agreed upon between the Company and the lender. Interest expenses incurred on the above loans for the year ended December 31, 2020, 2019 and 2018 was $164,788, $164,559 and $155,734, respectively.

As of December 31, 2020 and 2019, the Company had issued $160,950 and $126,000, in letters of credit, respectively, for use in the ordinary course of business.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate(1)	Facility maturity date	Principal outstanding at December 31, 2020 (Local Currency)	Principal outstanding at December 31, 2020 (USD)
USD First Lien Term Loan	USD	USD LIBOR + 3.50% (2)	January 2025	$1,497,650	$1,497,650
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	January 2026	250,000	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.25% (2)	January 2025	1,043,716	1,274,768
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	January 2026	212,459	259,491
First Lien Revolving Credit Facility	EUR/USD	BASE + 3.00% (2)	January 2024	—	—
Line of Credit	USD	Prime(3) - 0.25%	May 2023	50,000	50,000

Total Principal Outstanding					$3,331,909

(1)	For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 1% applies, respectively.
(2)	During the year ended December 31, 2020 the margin on these facilities was increased by 25 basis points and it currently stands at the amounts reflected in this table.
(3)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

	As of December 31,
	2020	2019
Principal outstanding	$3,331,909	$3,272,779
Deferred debt issuance costs	(50,751)	(60,108)
Amortization of interest expense	(18,887)	(18,540)

Total	3,262,271	3,194,131
Short-term debt	15,400	15,712

Long-term debt	$3,246,871	$3,178,419

For the year ended December 31, 2020, 2019 and 2018, amortization expense on deferred debt issuance costs was $11,887, $12,185 and $10,771, respectively.

Maturity requirements on non-current debt as of December 31, 2020 by year are as follows:

Years ending December 31,
2021	$15,400
2022	$15,400
2023	65,400
2024	15,400
2025	2,710,818
2026 and thereafter	509,491

Total	$3,331,909

Repayment of Debt Extinguished in Business Combinations

On June 1, 2018, the Company acquired and fully repaid the debt of iPayment Holdings Inc., consisting of $541,768 external bank debt, $180,843 preferred stock liability and accrued interest. The acquired debt was repaid on the acquisition date utilizing funds drawn down from the First and Second Lien Term Loans above.

Compliance with Covenants

The credit agreements governing the Company’s credit facilities contain affirmative, restrictive and incurrence-based covenants. In addition, the financial covenants in the credit agreement governing the USD First Lien Term Loan, EUR First Lien Term Loan and First Lien Revolving Credit Facility (the “senior facilities agreement”) require the Company to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio (the “First Lien Net Leverage Ratio”) of 9.0 to 1.0 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt (as defined in the senior facilities agreement) as of the last day of such relevant period to (b) consolidated EBITDA (as defined in the senior facilities agreement) for the relevant period. The First Lien Net Leverage Ratio is subject to customary equity cure rights. As of December 31, 2020 and 2019 we were in compliance with our financial covenants.

9.	Derivative instruments

The Company has entered into derivative financial instruments to manage its interest rate risk related to its variable-rate credit facilities, comprised of its First Lien Term Loan and Second Lien Term Loan (see Note 8). As of December 31, 2020, the Company’s derivative instruments for this purpose consisted of interest rate swaps and interest rate cap agreements (collectively “interest rate contracts”). The interest rate contracts are measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes are recorded in “Other (expense) / income, net” in the Consolidated Statements of Comprehensive Loss. The Company has two interest rate caps and two interest rate swaps maturing on December 31, 2021 and 2023, respectively with combined notional amounts of $849,908 and $1,091,044, respectively.

The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rise above the strike rate on the contract. As of December 31, 2020 and 2019, the Company’s interest rate contracts had a fair value of $50,198 and $27,467, respectively. The Company recognized a fair value loss for the year ended December 31, 2020, 2019 and 2018 of $22,463, $17,325 and $10,342, respectively, in respect of its interest rate contracts. For information regarding the fair value of the derivative instruments see discussion in Note 16.

10.	Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2020	2019
Accounts payable	$27,160	$21,566
Other payables(1)	37,357	40,251
Accrued liabilities(2)	86,433	69,057
Payroll liabilities	32,040	48,981
Provisions and contingent liabilities(3)	48,734	57,844

Total	$231,724	$237,699

(1)	Other payables mainly consist of sales tax and value added tax payable, related party interest payable, and other miscellaneous payables.
(2)	Accrued liabilities mainly consist of general accrued expenses and transaction costs related to the Business Combination.
(3)

Provisions and contingent liabilities mainly consist of uncertain tax positions, allowance for credit losses related to financial guarantees and merchant overdrafts, and provisions recognized for certain litigation cases.

11.	Contingent consideration payable

Contingent consideration relates to merchant buyouts and business combinations that are payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent consideration payable is comprised of the following balances:

Total
Balance at December 31, 2018	$8,157
Payments made during the year	(6,037)
Additions in the year	12,373
Released in the year	(3,044)

Balance at December 31, 2019(1)	11,449
Payments made during the year	(5,689)
Additions in the year	3,905
Released in the year	(103)

Balance at December 31, 2020	$9,562

Current portion of contingent consideration payable	$5,820

Non-current portion of contingent consideration payable	$3,742

(1)

As of December 31, 2019, the remaining estimated contingent consideration of $11,449 was classified as a liability on the Consolidated Statements of Financial Position, of which $4,798 was non-current.

During the year ended December 31, 2020:

•	The Company acquired merchant portfolios and Openbucks and recognized an estimated contingent consideration payable of $3,905, of which $3,502 was related to Openbucks (See Note 13).

•	The Company paid $5,689 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

During the year ended December 31, 2019:

•	The Company acquired merchant portfolios and recognized an estimated contingent consideration payable of $12,373.

•	The Company paid $6,037 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

•

Based on management’s assessment of the fair value of the contingent consideration payable on merchant portfolios at the balance sheet date, a release of $3,044 was recorded in the Consolidated Statements of Financial Position against the merchant portfolios acquired during the year ended December 31, 2019.

The remaining estimated contingent consideration of $9,562 is classified as a liability on the Consolidated Statements of Financial Position, of which $3,742 is non-current. The remaining contingent consideration relates to merchant buyouts.

12.	Contingent consideration receivable

The current and non-current contingent consideration receivable arose on the disposal of Paysafe Merchant Services Limited (“PMSL”), a previous subsidiary of Paysafe Group Limited. The disposal occurred on December 20, 2017, immediately prior to the acquisition of Paysafe Group Limited by the Company.

The contingent consideration is to be received in bi-annual installments up to July 20, 2024, known as the “target payments”. The target payments are fixed amounts that are contingent on the future distributable cash generated by PMSL. If the distributable cash generated by PMSL is lower than the amount of the target payments (a “shortfall”), the amount receivable will be limited to the distributable cash generated.

Under the terms of the disposal agreement, if the buyer defaults on payment and the Company issues a 90-day notice to pay, certain shares of PMSL can be held by the Company as security on the payment of the contingent consideration receivable (“Share Charge”).

As of December 31, 2020 and 2019, the possibility of the enactment of a Share Charge is considered remote. All amounts due in the period under the agreed terms of the disposal have been settled by the buyer in full.

At December 31, 2020 and 2019, the Company expects the future target payments to be met in full. The contingent consideration receivable has been discounted using a rate of 16.5%, reflecting the risks associated with the operation of the PMSL business and cash flows. As of December 31, 2020 and 2019, a movement of 1% of the discount rate would impact the receivable by $2,401 and $2,775, respectively.

The following table summarized the movement in the contingent consideration receivable during the years ended December 31, 2020 and 2019.

Total
Balance at December 31, 2018	$177,961
Fair value gain on contingent consideration receivable(1)	27,274
Settlements	(47,143)
Foreign exchange	5,937

Balance at December 31, 2019(2)	164,029
Fair value gain on contingent consideration receivable(1)	9,831
Settlements	(27,158)
Foreign exchange	5,073

Balance at December 31, 2020	$151,775

Current portion of contingent consideration receivable	$26,668

Non-current portion of contingent consideration receivable	$125,107

(1)	The gain recognized is due to the fair value measurement of the contingent consideration receivable and is recorded in Other (expense) / income, net (Note 21).
(2)

As of December 31, 2019, the remaining estimated contingent consideration of $164,029 was classified as an asset on the Consolidated Statements of Financial Position, of which $113,859 was non-current.

It is noted that, pursuant to the disposal agreement, payments due are made directly to Topco. Topco is obliged to transfer such proceeds to the Company, but only to the extent that it receives such amounts from the buyer. During the years ended December 31, 2020 and 2019, Topco has received payments from the buyer of $27,158 and $47,143 (at transaction date foreign exchange rates), respectively. As of December 31, 2020 and 2019, the total outstanding balance due from Topco to the Company is $4,455 and $12,903 (at closing foreign exchange rates), respectively, and is included within “Related party receivables - current” in the Consolidated Statements of Financial Position.

13.	Business Combination

Openbucks

In August 2020, the Company completed the acquisition of Openbucks with the goal of accelerating the expansion of eCash Solutions in the United States as well as benefit from certain partnerships with retailers. The total expected purchase price, including earnouts is $13,262, comprised of cash consideration of $9,760 and an additional contingent earnout to be paid in future periods based on earnings targets. The operating results of the acquisition have been included in the Company’s consolidated financial statements since the date of acquisition. This acquisition was not significant and the effects of the business combination were not material to the Company’s consolidated financial statements.

iPayment Holdings Inc.

On June 1, 2018, a subsidiary of the Company, Paysafe Holdings (US) Corp acquired 100% of the issued share capital and thus obtained control of iPayment Holdings Inc. and its subsidiaries (“iPayment”). iPayment is a U.S.-based provider of payment and processing services for small and medium-sized businesses.

The acquisition forms part of Paysafe’s investment strategy to expand its presence in North America in response to significant growth opportunities. The integration process of combining iPayment with Paysafe’s North American payment processing organization commenced in 2018, with the Company benefiting from both cost and revenue synergies.

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on acquisition.

Cash consideration	$228,154

Total purchase price	228,154
Cash and cash equivalents	3,823
Prepaid expenses and other current assets	6,882
Trade and other receivables	37,427
Deferred tax assets	26,402
Property, plant and equipment	6,763
Intangible assets(1)	383,217
Trade and other payables	(35,271)
Loans and borrowings	(685,007)
Deferred tax liability	(67,040)

Net liabilities acquired	(322,804)

Goodwill	$550,958

(1)	Intangible assets are primarily comprised of customer relationships.

Goodwill is not deductible for tax purposes.

iPayment Holdings Inc. revenues of $189,346 and net earnings of $38,644 are included in the Consolidated Statements of Comprehensive Loss from the date of acquisition and are reported as part of the Integrated Processing segment (Note 21). The unaudited pro forma consolidated revenues and net loss for the Company for the period ended December 31, 2019 would have been $1,270,805 and $49,308, respectively, had the iPayment acquisition occurred on January 1, 2018. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisition been completed as of January 1, 2018.

Gross contractual amounts receivable are equal to their book value where appropriate.

During the year ended December 31, 2018 the Company incurred acquisition-related costs of approximately $2,505, which are recorded in Restructuring and Other Costs on the Consolidated Statements of Comprehensive Loss.

14.	Gain on disposal of subsidiaries

Payolution GmbH

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company, for total consideration consisting of cash and contingent consideration. The receivable is contingent upon the achievement of certain financial performance metrics of Payolution GmbH. As of December 31, 2020, $4,885 of the receivable (at closing foreign exchange rates) is recorded within “Prepaid expenses and other current assets” within the Consolidated Statements of Financial Position as the financial performance metrics had been achieved prior to year-end. The consideration for financial performance conditions will be due in the second quarters of the years ended December 31, 2021 and 2022.

Cash consideration	$47,098
Contingent consideration	$4,686

Total consideration	51,784
Less: Net assets on disposal	38,647

Gain on disposal of a subsidiary	$13,137

As a result of the disposal, the Company recognized a gain of $13,137 during the year ended December 31, 2020, recorded in “Gain on disposal of subsidiaries and other assets, net” on the Consolidated Statements of Comprehensive Loss.

Paysafe UK GOLO Holdco Limited

On June 26, 2019, Paysafe Group Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Paysafe UK GOLO Holdco Limited for a total consideration of $9,523.

Cash consideration	$9,523

Total consideration	9,523
Less: Net assets on disposal	4,695

Gain on disposal of a subsidiary	$4,828

As a result of the disposal, the Company recognized a gain of $4,828 during the year ended December 31, 2019, recorded in “Gain on disposal of a subsidiary and other assets, net” on the Consolidated Statements of Comprehensive Loss.

15.	Share-based payments

On January 2, 2018, Pi Jersey Topco Limited adopted a plan (the “Plan”) authorizing the issuance of equity-based awards, including A ordinary shares and B ordinary shares, to certain executive and senior managers of the Company in consideration for their employee services. A ordinary shares have been granted to certain executives and senior management only, while B ordinary shares are held by certain executives and senior managers as well as shareholders of Topco. The total number of authorized A ordinary shares under the Plan is 600,000, and there is not a limit to the number of B ordinary shares authorized. A consideration of $2.16 or $1.50 was payable on the grant of each A ordinary share, depending on the grant date, and consideration of $1.00 was payable on the grant of each B ordinary share. The awards are issued and settled by Pi Jersey Topco Limited. The employee services are rendered to the Company. As such, they are accounted for as equity settled share-based payments in the Company’s financial statements.

The A ordinary shares and B ordinary shares include a service-based vesting condition and a performance-based vesting condition. Vesting is subject to continuous service until the achievement of an Exit Event (defined as an Initial Public Offering (“IPO”) whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale). In the case of an IPO that does not meet the definition of an Exit Event, a portion of A ordinary shares would vest between the IPO and an Exit Event. The Plan also includes a market condition through a ratchet mechanism whereby, upon the achievement of a specified return at an Exit Event or subsequent sale of ordinary shares, a number of B ordinary shares as determined by a formula would automatically be converted into deferred shares, so as to result in the A ordinary shares, which are held by executives and senior managers of the Company only, having an additional ownership percentage of the total equity. This ratchet mechanism impacts the grant date fair value of the A ordinary shares and the B ordinary shares.

As vesting is contingent upon the achievement of an Exit Event, no compensation expense will be recognized prior to the achievement of an IPO, winding-up or completion of a sale and compensation expense for these awards will be recognized when vesting conditions lapse. For the year ended December 31, 2020, 2019 and 2018, no compensation charge was recorded. As of December 31, 2020 and 2019 and 2018, the unrecognized stock-based compensation expense from outstanding A ordinary shares and B ordinary shares awarded to employees was $71,630, $66,497 and $31,779, respectively.

Changes in the number of A ordinary shares and B ordinary shares are detailed in the table below:

	A ordinary shares	Weighted average grant date fair value	B ordinary shares	Weighted average grant date fair value
Outstanding as of January 1, 2018	—	$43.67	—	$33.66
Granted during the year	593,634	$43.67	299,341	$33.66
Forfeitures during the year	(63,144)	$43.67	(11,212)	$33.66

Outstanding as of December 31, 2018	530,490	$43.67	288,129	$33.66
Granted during the year	139,166	$259.63	23,969	$200.26
Forfeitures during the year	(130,296)	$44.84	(8,527)	$38.06

Outstanding as of December 31, 2019	539,360	$99.11	303,571	$46.69
Granted during the year	32,290	$320.50	—	$—
Forfeitures during the year	(47,670)	$95.04	(10,995)	$63.50

Outstanding as of December 31, 2020	523,980	$113.12	292,576	$46.06

Assumptions used in the valuation model

The fair value of the A ordinary shares and B ordinary shares was determined using a Monte Carlo simulation approach. The following table shows the principal assumptions used in the valuation:

	For the year ended December 31,
	2020	2019	2018
Expected volatility	48.27%	30.90%	32.50%
Risk free interest rate	0.14%	1.84%	2.20%
Dividend yield	Nil	Nil	Nil
Weighted average fair value per ordinary share granted	$320.50	$250.91	$40.31

Expected volatility was determined based on the historical volatility of Paysafe and broadly comparable companies operating in the payments sector.

The increase in the weighted average fair value per ordinary share granted resulted from the timing of the key grants, and the corresponding valuations. The 2018 fair value was driven by a January 2018 enterprise valuation, the 2019 fair value was based on a June 2019 enterprise valuation, and the 2020 fair value was impacted by a higher enterprise valuation performed in September 2020. The main drivers behind the increase in the enterprise valuation include synergies achieved from iPayment acquisition (June 2018), increasing scale, diversification of the business (noting expansion in US markets and lower exposure to gambling with the divestment of the Asia Gateway business), organic growth resulting from several strategic initiatives focused on revenue growth and cost efficiencies, and the higher observed EV/EBITDA and transaction multiples within the payments sector.

A single valuation was completed in 2020, 2019 and 2018 and used for all awards in the corresponding year, aligned with the material grants made to management. Grants made between the 2018, 2019 and 2020 valuation dates are not material. Management does not consider the weighted average fair value per ordinary share granted to be indicative of market price on any future potential sale of the Company.

16.	Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2020 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$151,775

	$—	$—	$151,775

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$9,562
Derivative financial liability	—	50,198	—

	$—	$50,198	$9,562

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2019 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$164,029

	$—	$—	$164,029

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$11,449
Derivative financial liability	—	27,467	—

	$—	$27,467	$11,449

There were no transfers between levels during the year. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 11 and 12.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of financial instruments is included below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cash flow	Discount rate
Contingent consideration payable	Discounted cash flow	Discount rate

As of December 31, 2020, the discount rate used to fair value the contingent consideration payable related to Openbucks was 12%. The remaining contingent consideration payable was not discounted as the effect was not material. The discount rate and sensitivity to the changes in discount rate for the contingent consideration receivable is disclosed in Note 12.Other than this input, a reasonably possible change in one or more of other unobservable inputs would not materially change the fair value of financial instruments listed above.

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and other liabilities, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items. At December 31, 2020, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

17.	Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2020	2019	2018
Operating lease expense	$10,562	$11,028	$11,292

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2020	2019	2018
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$10,300	$10,842	$11,088
Leased assets and liabilities recognized upon adoption	$—	$—	$44,633
Leased assets obtained in exchange for new operating lease liabilities	$11,438	$16,408	$3,502

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2020	2019	2018
Weighted-average remaining lease term	5.9 years	5.3 years	5.2 years
Weighted-average discount rate	4.9%	5.3%	5.6%

As of December 31, 2020, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2021	$9,315
2022	9,182
2023	8,831
2024	8,038
2025	6,305
2026 and beyond	7,892

Total lease payments	49,563
Less: interest	(6,054)

Total lease liability	$43,509

Current portion of lease liability	8,969
Non-current portion of lease liability	34,540

18.	Commitments, Contingencies and Guarantees

Litigation Provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, for the year ended December 31, 2020 and 2019 we have recognized a provision of $11,600 and $9,950, respectively, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s Consolidated Statements of Financial Position.

The Company vigorously defends its position on all open cases, including any litigation that arises as a result of the cyber breach that occurred in November 2020. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company’s consolidated financial condition, results of operations or liquidity.

Financial Guarantee Contracts

Through services offered in our Integrated Processing segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for credit losses on financial guarantees as of December 31, 2020 (See Note 7).

Agreement and Plan of Merger

On December 7, 2020, the Company entered into a definitive agreement and plan of merger (“the Business Combination”) with Foley Trasimene Acquisition Corp. II (“FTAC”). FTAC is a blank check company incorporated in Delaware and was formed to acquire one or more operating businesses through a business combination. FTAC has obtained commitments from certain investors for a private placement of common shares (“Pipe Investment”) pursuant to the terms of a number of subscription agreements. Under the terms of the proposed transaction, FTAC will combine with the Company and, in connection with the business combination, the Company will become a publicly traded entity under the name “Paysafe Limited” and symbol “PSFE”. The transaction reflects an implied pro-forma enterprise value at closing of approximately $9,000,000. Existing Paysafe equity holders, including Blackstone, CVC and management, will remain the largest investors in the Company.

The registration statement filed with the Securities and Exchange Commission in connection with the Business Combination became effective on February 26, 2021. The Business Combination is expected to close on March 30, 2021, subject to the satisfaction or waiver of customary closing conditions. Following the completion of the Business Combination, the newly combined company will operate as Paysafe, trading on the New York Stock Exchange (NYSE) under the symbol “PSFE” as of March 31, 2021.

Merchant portfolio acquisitions

In December 2020, we entered into an agreement to purchase merchant portfolios on March 31, 2021 for a purchase price of $13,200. Subsequent to December 31, 2020, we committed to purchasing two additional tranches of merchant portfolios for $11,000 each to be executed on June 30, 2021 and September 30, 2021, respectively. These purchases are expected to be accounted for as asset acquisitions.

19.	Share capital

On January 2, 2018, the Company issued 99 ordinary shares of $0.01 each for a total cash consideration of $2,064,800. On June 1, 2018, the Company issued additional 125,157,440 ordinary shares of $0.01 for cash consideration of $125,157.

The table below describes this share capital activity during the years ended December 31, 2020 and 2019:

	Number of Shares	Par Value $	Share Premium $	Total $
Authorized, issued and outstanding:
Outstanding at December 31, 2019	125,157,540	$1,252	$2,188,706	$2,189,958
Shares issued	—	—	—	—

Outstanding at December 31, 2020	125,157,540	$1,252	$2,188,706	$2,189,958

Ordinary Shareholders

Holders of the ordinary shares are entitled to receive dividends and other distributions, to receive notice of, attend and vote at any general meeting, and to participate in all returns of capital on winding up or otherwise. One ordinary share carries one vote.

The Company does not have a limit on the amount of authorized capital.

20.	Other (expense) / income, net

A summary of the amounts recorded in Other (expense) / income, net is as follows:

	For the year ended December 31,
	2020	2019	2018
Foreign exchange (loss) / gain	$(19,280)	$(3,301)	$41,761
Fair value gain on contingent consideration receivable	9,831	27,274	30,443
Fair value loss on acquired debt	—	—	(41,125)
Fair value loss on derivative instruments	(22,463)	(17,325)	(10,342)
Interest expense, net, on related party balances	(1,554)	(8,457)	(8,103)
Other	(7,339)	(12,105)	(6,639)

Other (expense) / income, net	$(40,805)	$(13,914)	$5,995

21.	Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. We operate in three operating segments: Integrated Processing, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallet, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and eCash Solutions, which enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers. These three operating segments, which are also reportable segments as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The Company earns revenue from the sale of Integrated Processing, Digital Wallet and eCash Solutions services. The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2020:

	Integrated Processing	Digital Wallets	eCash Solutions	Corporate(1)	Intersegment Eliminations	Total
Revenue from external customers	$716,777	$386,222	$319,446	$—	$—	$1,422,445
Interest revenue	106	3,915	23		—	4,044
Intersegment revenue(2)	3,099	4,363	13,472		(20,934)	—

Total Revenue	$719,982	$394,500	$332,941	$—	$(20,934)	$1,426,489
Adjusted EBITDA	$203,707	$178,742	$115,928	$(72,608)	$—	$425,769

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2019:

	Integrated Processing	Digital Wallets	eCash Solutions	Corporate(1)	Intersegment Eliminations	Total
Revenue from external customers	$728,883	$415,947	$264,584	$—	$—	$1,409,414
Interest revenue	472	8,014	240	—	—	8,726
Intersegment revenue(2)	6,104	4,187	7,920	—	(18,211)	—

Total Revenue	$735,459	$428,148	$272,744	$—	$(18,211)	$1,418,140
Adjusted EBITDA	$221,773	$212,794	$92,303	$(60,529)	$—	$466,341

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2018:

	Integrated Processing	Digital Wallets	eCash Solutions	Corporate(1)	Intersegment Eliminations	Total
Revenue from external customers	$537,548	$331,682	$260,782	$—	$—	$1,130,012
Interest revenue	933	9,424	293	—	—	10,650
Intersegment revenue(2)	4,820	2,777	2,895	—	(10,492)	—

Total Revenue	$543,301	$343,883	$263,970	$—	$(10,492)	$1,140,662
Adjusted EBITDA	$177,451	$190,437	$89,785	$(49,686	$—	$407,987

(1)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)

Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments. Intersegment revenue is primarily recognized based on the volume of transactions processed.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss from operations before taxes is as follows:

	Year ended December 31,
	2020	2019	2018
Segments Adjusted EBITDA	$498,377	$526,870	$457,673
Corporate costs	(72,608)	(60,529)	(49,686)
Depreciation and amortization	(268,166)	(279,831)	(234,256)
Impairment expense on intangible assets	(130,420)	(88,792)	—
Restructuring and other costs	(20,640)	(50,683)	(57,789)
Gain on disposal of subsidiaries and other assets, net	13,137	4,777	—
Other (expense) / income, net	(40,805)	(13,914)	5,995
Interest expense, net	(164,788)	(164,559)	(156,027)

Loss before taxes	$(185,913)	$(126,661)	$(34,090)

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company’s services. Interest revenue is not included within this table as it is not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the year ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
United Kingdom	$46,037	$63,424	$53,506
United States of America	631,570	641,585	461,519
Germany	146,670	115,093	105,528
All other countries(1)	598,168	589,312	509,459

Revenue from external customers	$1,422,445	$1,409,414	$1,130,012

(1)	No single country included in the “All other countries” category generated more than 10% of revenues.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the year ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
United Kingdom	$6,198	$7,936
Canada	6,898	10,778
United States of America	16,479	20,674
Bulgaria	13,847	13,144
Austria	10,754	5,246
All other countries(1)	4,702	5,779

Total long lived assets, net	$58,878	$63,557

(1)	No single country included in the “All other countries” category generated more than 10% of total long lived assets.

22.	Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and Transactions with Related Parties

The Company entered the following transactions with related parties. At December 31, 2020 and 2019, the following amounts were outstanding:

		Amounts owed by related parties	Amounts owed to related parties
Related party relationship	Type of transaction	December 31, 2020	December 31, 2020
Topco	Receivable	$4,455	$—
PGHL	Loan received	—	195,228
PGHL	Receivable	1,776	—
Other	Receivable	40	—

Total		$6,271	$195,228

		Amounts owed by related parties	Amounts owed to related parties
Related party relationship	Type of transaction	December 31, 2019	December 31, 2019
Topco	Loan granted	$10,363	$—
Topco	Receivable	12,903	—
PGHL	Loan received	—	257,998
PGHL	Receivable	1,700	—
Director	Loan granted	7,323	—
Other	Receivable	7,097	—

Total		$39,386	$257,998

The amounts outstanding are unsecured and no guarantees have been given or received. No allowances for credit losses have been made for debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions for the year ended December 31, 2020, 2019 and 2018 was $1,554, $8,457 and $8,103 respectively. These balances are recognized and included within “Other (expense) / income, net”.

Transactions with Topco

In June 2019, the Company sold a subsidiary to Topco in exchange for a loan receivable of $9,486, which carried interest at 4% + LIBOR per annum and was payable in June 2024. During the year ended December 31, 2020, the outstanding receivable was fully settled, with the Company using the funds to repay part of its loan with PGHL. As of December 31, 2020 and 2019, this loan receivable balance was $0 and $9,626, respectively.

A majority of the remaining receivables owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. The contingent consideration payments from the disposal of PMSL are made by the buyer to Topco and Topco is obligated to transfer the consideration received to the Company (See Note 13). During the period, Topco settled a portion of the receivable, and the Company used the funds to partially settle its loan payable to PGHL, as described below. As a result, as of December 31, 2020 and 2019 the amounts owed from Topco related to the disposal of PMSL were $4,455 and $12,903, respectively.

Transactions with PGHL

In January 2018, the Company entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited. The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company. During the year ended December 31, 2020 and 2019, the Company partially settled this loan for an amount of $64,918 and $77,068, respectively, in connection with the settlement of the receivable from Topco as described above, and the settlement of the loan granted to the director, as described below.

The Company has a receivable from PGHL which is interest free and repayable on demand. As of year ended December 31, 2020 and 2019 this receivable balance is $1,776 and $1,700, respectively.

Transactions with Directors

The loan granted to a director of the Company carries interest at 4.5% per annum; GBP 2,800 was repayable in January 2021 and the remaining outstanding balance is repayable on Exit (defined as an IPO, winding-up or completion of a Sale). During the year ended December 31, 2020, the Company transferred this loan to PGHL, in exchange for partially settling its loan payable to PGHL.

Other Transactions

The remaining related party transactions mainly relates to a receivable from Skrill USAs parent which was settled in May 2020. As of December 31, 2019, this receivable balance was $5,900.

23.	Subsequent events

Acquisition

In March 2021, the Company completed the acquisition of International Card Services, LLC, for cash consideration of $23,505 with an additional contingent earnout to be paid in future periods based on achieving earnings targets. Our preliminary estimate of the total expected consideration including earnouts is $28,577. The acquisition was accounted for as a business combination.