Form 20-F
period 2021-12-31
Paysafe Ltd
filed 2022-03-28
CIK 1833835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-40302

PAYSAFE LIMITED

(Exact name of Registrant as specified in its charter)

Washington, DC 20549

Not applicable Bermuda

(Translation of Registrant’s name into English) (Jurisdiction of incorporation or organization)

Paysafe Limited

25 Canada Square

27th Floor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices)

Elliott Wiseman

25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ

+44 (0) 207 608 8460

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares	PSFE	New York Stock Exchange
Warrants	PSFE.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 723,715,147 common shares and 53,900,925 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

U.S. GAAP ☒ International Financial Reporting Standards as issued Other ☐

by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

PAYSAFE LIMITED

i

EXPLANATORY NOTE

On December 7, 2020, Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe Limited”), Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Accounting Predecessor”), and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”), entered into the Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, (i) Merger Sub would merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of Paysafe Limited (“Merger”) and each outstanding publicly traded share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) would convert into the right to receive one common share, par value $0.001 per share, of Paysafe Limited (“Company Common Shares”), (ii) PGHL would transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash and (iii) each of FTAC’s publicly traded warrants that are outstanding immediately prior to the Effective Time of the Merger would, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per warrant on the same terms. The Transaction, as defined herein, was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols “PSFE” and “PSFE.WS,” respectively.

FINANCIAL STATEMENT PRESENTATION

Paysafe Limited

Paysafe Limited was incorporated by PGHL under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Transaction. Prior to the Transaction, Paysafe Limited had no material assets and did not operate any businesses. The Transaction resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the combination with the public shell company, FTAC, with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The Transaction was accounted for as a capital reorganization followed by the combination with FTAC, which was treated as a recapitalization. Following the Transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited.

The Accounting Predecessor

As a result of the Transaction being accounted for as a capital reorganization, Pi Jersey Holdco 1.5 Limited was deemed to be the Accounting Predecessor of Paysafe Limited. The accompanying consolidated financial statements for the year ended December 31, 2021 include the accounts of Paysafe Limited, and its subsidiaries after giving effect to the Transaction with FTAC that completed on March 30, 2021. The comparative financial information for the years ended December 31, 2020 and 2019 is based upon the accounts of Pi Jersey Holdco 1.5 Limited, prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

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

INDUSTRY AND MARKET DATA

In this Report, we present industry data, forecasts, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information that we have derived from third parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources (including FIS and IBM). Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this Report.

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

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

This Report contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Paysafe will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, all references to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) Pi Jersey Holdco 1.5 Limited prior to the consummation of the Transaction and to (ii) Paysafe Limited following the consummation of the Transaction.

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

“Blackstone” means Blackstone Inc.

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

“CBI” means the Central Bank of Ireland.

“Closing” means the closing of the transactions contemplated by the Transaction and the PIPE Investment agreements.

“Closing Date” means the date on which the Closing is completed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company from time to time.

“Company Bye-laws” means the amended and restated bye-laws of the Company.

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

v

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

“OECD” means the Organization for Economic Co-operation and Development.

“Omnibus Incentive Plan” means the Paysafe Limited 2021 Omnibus Incentive Plan attached as Exhibit H to the Merger Agreement.

“Paysafe Consolidated Financial Statements” means the Consolidated Statements of Financial Position of Paysafe Limited as of December 31, 2021 and the related Consolidated Statements of Comprehensive Loss, Shareholder’s Equity, and Cash Flows, for the years ended December 31, 2021. The comparative financial information for the years ended December 31, 2020 and 2019 is based upon the accounts of Pi Jersey Holdco 1.5 Limited.

“Paysafe Limited” means Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda.

"Paysafe Holdings II" means Paysafe Group Holdings II Ltd.

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

“Transaction” means the transactions contemplated by the Merger Agreement, including the Merger, the Paysafe Contribution, the FTAC Contribution, the Founder LLC Contribution, the Company LLC Contribution and the Pre-Closing Recapitalization.

“Trasimene Capital” means Trasimene Capital Management, LLC, a financial advisory firm led by William P. Foley, II, a former director of Paysafe Limited.

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

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following section summarizes the terms of our principal indebtedness.

Credit Facilities

Former Debt Facilities

As of December 31, 2020, the Company's debt facilities consisted of the following (collectively, the “former debt facilities”):

•
$1,540 million first lien term loan facility (the “USD First Lien Term Loan”) of which $1,497.7 million was outstanding as of December 31, 2020 and €1,043.7 million ($1,274.8 million equivalent as of December 31, 2020) first lien term loan facility (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loan”);
•
$250.0 million second lien term loan facility (the “USD Second Lien Term Loan”) and €212.5 million ($259.5 million equivalent as of December 31, 2020) second lien term loan facility (the “EUR Second Lien Term Loan” and, together with the USD Second Lien Term Loan, the “Second Lien Term Loans”); and
•
$225.0 million first lien revolving credit facility (the “First Lien Revolving Credit Facility” and, together with the First Lien Term Loan and the Second Lien Term Loan, the “Facilities”), the maturity date of which is January 3, 2024. The commitments under the First Lien Revolving Credit Facility may be utilized for the issuance of letters of credit and/or ancillary facilities.

On March 31, 2021, the Company repaid $416.7 million and €204.5 million under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and the Second Lien Term Loans were repaid in full.

New Debt Facilities

On June 28, 2021, Paysafe refinanced its former debt facilities by entering into a new Senior Facilities Agreement (the “2021 Senior Facilities”) and issuing Senior Secured Notes~~.~~ (the “2021 Secured Notes”). The proceeds of these facilities and notes were used to repay the remaining former debt facilities:

As of December 31, 2021, the 2021 Senior Facilities and 2021 Secured Notes consist of the following:

•
$1,018 million first lien term loan facility (the “USD First Lien Term Loan”) of which 1,013.8 million was outstanding as of December 31, 2021 and €710.0 million ($807.2 million equivalent as of December 31, 2021) first lien term loan facility (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loan”), the maturity date of which is June 29, 2028;
•
$400.0 million Senior Secured Notes (the “USD Notes”) and €435.0 million ($494.6 million equivalent as of December 31, 2021) Senior Secured Notes (the “EUR Notes” and, together with the USD Notes, the “Senior Secured Notes”), the maturity date of which is June 2029.

In addition, the 2021 Senior Facilities provide that Paysafe Holdings II has the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments in an aggregate principal amount of up to (a) the greater of (1) $430.0 million and (2) an amount equal to 100% of Paysafe Holdings II’s trailing twelve-month consolidated EBITDA (as such term is defined in the credit agreement) at the time of determination plus (b) an amount equal to all voluntary prepayments, repurchases, redemptions and other retirements of the term loans under the credit agreements and certain other incremental equivalent debt and permanent revolving credit commitment reductions under the credit agreements, in each case prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans) plus (c) an additional unlimited amount so long as Paysafe Holdings II (I) in the case of incremental indebtedness that is secured by the collateral under the credit agreements on a pari passu basis with the First Lien Term Loan, does not exceed a specified pro forma first lien net leverage ratio, and (II) in the case of unsecured incremental indebtedness (or indebtedness not secured by all or a portion of the collateral securing the Facilities), either does not exceed a specified total net leverage ratio or satisfies a specified fixed charge coverage ratio. The lenders under the Facilities are not under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.”

Paysafe Finance PLC and Paysafe Holdings (US) Corp., collectively referred to in this section as the “First Lien Term Loan Borrowers,” are the borrowers under the First Lien Term Loan. Paysafe Holdings UK Limited, Paysafe Holdings (US) Corp. and Paysafe Payment Processing Solutions LLC (referred to in this section as the “Revolving Credit Borrowers”) are the borrowers under the First Lien Revolving Credit Facility. The First Lien Term Loan Borrowers and the Revolving Credit Borrowers are collectively referred to in this section as the “Borrowers.”

Interest Rate and Fees

Borrowings under the USD First Lien Term Loan bear interest at a rate per annum equal to USD LIBOR, determined in accordance with the credit agreements (including a floor of 0.50% per annum), plus the applicable margin (which is currently 2.75%). Borrowings under the EUR First Lien Term Loan bear interest at a rate per annum equal to EURIBOR, determined in accordance with the credit agreements (including a floor of 0.00% per annum), plus the applicable margin (which is currently 3.00%).

The USD Notes and EUR Notes carry a coupon of 4.00% and 3.00% respectively, payable semi-annually.

Borrowings under the First Lien Revolving Credit Facility bear interest at a rate equal to LIBOR, EURIBOR or equivalent (as applicable), determined in accordance with the Senior Facilities Agreement (including a floor of 0.00% per annum), plus the applicable margin (which is currently 2.25%). The applicable margin for the Facilities is subject to adjustment based on Paysafe Holdings II’s consolidated first lien net leverage ratio.

In addition to paying interest on outstanding principal under the Facilities, Paysafe Holdings II will continue to be required to pay a commitment fee to the lenders under the First Lien Revolving Credit Facility in an amount equal to 30% of the applicable margin in respect of the First Lien Revolving Credit Facility multiplied by the aggregate undrawn commitments under the First Lien Revolving Credit Facility, payable quarterly in arrears. Paysafe Holdings II will also continue to be required to pay customary letter of credit fees and annual agency fees to the agent and security agent.

Prepayments

The credit agreements require Paysafe Holdings II to prepay outstanding loans under the Facilities, subject to certain exceptions, with:

•
75% of the net cash proceeds of certain dispositions of property (which percentage may be reduced to 0% if Paysafe Holdings II achieves and maintains specified consolidated first lien net leverage ratios), subject to certain exceptions, and subject to Paysafe Holdings II’s right to reinvest the proceeds within a time period set forth in the credit agreements; and
•
50% of annual excess cash flow (determined in accordance with the credit agreements) commencing with the first full fiscal year completed after the closing of the Facilities (which percentage may be reduced to 25% and 0% if Paysafe Holdings II achieves and maintains, as of the end of the applicable fiscal year, specified consolidated first lien net leverage ratios), subject to certain credits and exceptions.

In addition, unless the lenders holding a majority of the outstanding loans and commitments under each credit agreement consent, each of the credit agreements provide that upon a change of control (determined in accordance with the credit agreements) or a sale of all or substantially all of the business and/or assets of the group the Facilities will be cancelled and all amounts thereunder will become immediately due and payable.

Paysafe Holdings II may elect to apply the foregoing mandatory prepayments (i) if the consolidated total net leverage ratio is less than or equal to 6.25:1.00, between the First Lien Term Loans, and the Secured Notes on a pro rata basis.

The Borrowers may voluntarily, in minimum amounts set forth in the credit agreements, repay outstanding loans or reduce outstanding commitments under the Facilities at any time without premium or penalty, subject to reimbursements of the lenders’ breakage costs actually incurred in the case of a prepayment of borrowings prior to the last day of the relevant interest period. Subject to the Intercreditor Agreement, the foregoing voluntary prepayments may be applied to any class of loans under the Facilities as Paysafe Holdings II or the Borrowers shall direct.

Amortization and Maturity

The USD First Lien Term Loan amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the USD First Lien Term Loan outstanding as of the date of the closing of the Facilities, with the balance being payable at maturity on June 28, 2028. Principal amounts outstanding under the EUR First Lien Term Loan are due and payable in full at maturity on June 28, 2028. Principal amounts outstanding under the First Lien Revolving Credit Facility are due and payable in full at final maturity on December 28, 2027.

Guarantees and Security

All obligations of the obligors under the credit agreements are unconditionally guaranteed by all guarantors under the credit agreements, such guarantors being material wholly owned direct and indirect restricted subsidiaries of Paysafe Holdings II that are organized in the UK, the United States, Canada or the jurisdiction of incorporation of any Borrower and by Paysafe Holdings II, with customary exceptions and certain agreed security principles including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in adverse tax consequences.

Subject to the Intercreditor Agreement, all obligations of the obligors under the credit agreements and the guarantees of such obligations, are secured, subject to permitted liens, certain agreed security principles and other exceptions, by: (i) a pledge of all of the shares issued by the Borrowers and each subsidiary guarantor (subject to certain exceptions), (ii) a security interest in all material intercompany loan receivables of the Borrowers and each guarantor and (iii) in the case of any obligor organized in the UK, security interests in substantially all tangible and intangible personal property (subject to certain exceptions and exclusions) and a floating charge over substantially all of the assets of the relevant obligor.

Subject to certain agreed security principles, the aggregate EBITDA (determined in accordance with the credit agreements) of all guarantors as of the end of each fiscal year must not represent less than 80% of the aggregate EBITDA of Paysafe Holdings II and its restricted subsidiaries as of the end of each fiscal year.

Certain Covenants and Events of Default

The credit agreements contain a number of negative covenants that, among other things, restrict, subject to certain exceptions, the ability of Paysafe Holdings II and its restricted subsidiaries to:

•
incur additional indebtedness and make guarantees;
•
create liens on assets;
•
engage in mergers or consolidations or make fundamental changes;
•
sell assets;
•
pay dividends and distributions or repurchase their share capital;
•
make investments, loans and advances, including acquisitions;
•
engage in certain transactions with affiliates;
•
enter into certain burdensome agreements;
•
make changes in the nature of their business; and
•
make prepayments of junior debt.

In addition, with respect to the First Lien Revolving Credit Facility, the Senior Facilities Agreement requires Paysafe Holdings II to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio of 7.50 to 1.00 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The financial maintenance covenant is subject to customary equity cure rights.

The credit agreements also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Facilities will be entitled to take various actions, including the acceleration of amounts due under the credit agreements and all actions permitted to be taken by a secured creditor.

Paysafe Payment Revolving Credit Facility

On June 18, 2019, Paysafe Payment Processing Solutions LLC (“Paysafe Payment”) entered into a credit agreement with Woodforest National Bank, as administrative agent (as amended and restated on January 21, 2020, the “Paysafe Payment Credit Agreement”). The Paysafe Payment Credit Agreement provides for a $50 million revolving credit facility (the “Paysafe Revolving Credit Facility”), the maturity date of which is May 31, 2023.

In addition, the Paysafe Payment Credit Agreement provides that Paysafe Payment has the right at any time, subject to customary conditions, to request incremental revolving credit commitments in an aggregate principal amount of up to $20 million. The lenders under the Paysafe Revolving Credit Facility are not under any obligation to provide any such incremental commitments, and any such increase in commitments will be subject to certain customary conditions precedent and other provisions.

The proceeds of the Paysafe Revolving Credit Facility may be used for working capital and other general corporate purposes, other than for the repayment of debt or for personal, family, household or agricultural purposes.

Interest Rate and Fees

Borrowings under the Paysafe Revolving Credit Facility bear interest at a floating rate per annum which can be, at Paysafe Payment’s option, either (i) a LIBOR rate for a specified interest period plus 2.70% or (ii) an alternate base rate minus 0.25%. Paysafe Payment will also continue to be required to pay customary annual agency fees to the administrative agent.

Prepayments

The Paysafe Payment Credit Agreement requires Paysafe Payment to prepay outstanding loans under the Paysafe Revolving Credit Facility (i) immediately, if the principal amount of borrowings under the Paysafe Revolving Credit Facility exceeds the aggregate commitments thereunder or (ii) within 30 days, if the proceeds of borrowings under the Paysafe Revolving Credit Facility are used to fund certain permitted acquisitions. Paysafe Payment may voluntarily, in minimum amounts set forth in the Paysafe Payment Credit Agreement, repay outstanding loans or reduce outstanding commitments under the Paysafe Revolving Credit Facility at any time without premium or penalty.

Maturity

Principal amounts outstanding under the Paysafe Revolving Credit Facility are due and payable in full at maturity on May 31, 2023.

Guarantees and Security

All obligations of Paysafe Payment under the Paysafe Payment Credit Agreement are unconditionally guaranteed by Paysafe Holdings II.

All obligations of Paysafe Payment under the Paysafe Payment Credit Agreement and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by perfected security interests in the accounts, collateral accounts and liquid assets of Paysafe Payment, and certain contracts, documents, general intangibles, letter-of-credit rights, proceeds and records relating thereto (subject to certain exceptions and exclusions).

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Paysafe’s Business and Industry

Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.

We focus on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, and direct marketing, which can include nutraceuticals and multi-level marketing. These verticals represented approximately $750 million, or 50%, of our revenue for the year ended December 31, 2021. Although this focus distinguishes us from industry peers, it also increases risks inherent in our business and broader industry. For example:

•
the industry verticals we serve are extensively regulated, and their regulation is evolving and subject to frequent change and uncertain interpretation. As a result of regulatory actions, we have had to exit a market altogether, limit services we provide, or otherwise modify our business in ways that have adversely impacted profitability. We are also exposed to a higher risk of losses resulting from related investigations, regulatory actions and litigation. See “—Regulatory, Legal and Tax Risks—We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors”;
•
serving these high-risk industry verticals routinely creates greater operational complexity, including for our compliance, legal and risk functions;
•
with respect to certain industry verticals (such iGaming), the laws related to, or the legal status of, such verticals vary significantly among the countries in which we operate and, in the U.S., from state to state, further adding operational complexity particularly in compliance and risk mitigation;
•
we may have difficulty obtaining or maintaining relationships with merchants and third-party service providers for our business, such as banks and payment card networks, including as a result of their assessment and appetite for the compliance, cost, government regulation, risk of consumer fraud or public pressure that can be associated with some of the specialized industry verticals that we operate in. For example, merchants may compel us to change our operations or add bespoke or enhanced internal controls in order to do business with them; and
•
from time to time, the industry verticals we serve (and we by association) are the subject of negative publicity, which can harm our reputation if we are viewed as associated to the industry vertical. In addition, any negative publicity could deter future consumers and merchants from adopting our products and services and influence our third-party service providers’ assessment of our business.

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

Our information technology (“IT”) security systems, software and networks and those of the customers and third parties with whom we interact may be vulnerable to unauthorized access (from the Internet, from within or by third parties), computer viruses or other malicious code, severe weather or other cybersecurity threats, which could result in the unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, or personal information relating to merchants, customers and employees. Such access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, or personal information could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards or have other material impacts on our business. We, like other financial technology organizations, are routinely subject to cybersecurity threats and our technologies, IT systems and networks have been victims of cyberattacks in the past. Information security risks for payment and technology companies such as ours have significantly increased in recent years and in particular with the changes in ways of working driven by the pandemic, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers.

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

Certain products particular to our eCash Solutions division are identified by unique PIN codes assigned to them at the point of sale, and when a customer uses the voucher on a merchant website. These active voucher PINs are stored in our systems. Due to the anonymous nature of these PINs, a theft and subsequent fraudulent utilization of PINs (either due to third-party hacking or due to internal fraud by an employee) could result in the original voucher holder’s inability to use his or her vouchers. While customer verification and fraud management procedures are in place to mitigate this risk, we would honor the payment by the original voucher holder from our own funds and therefore incur a loss. Our Digital Wallet business, on the other hand, could suffer from a loss of funds if a third-party hacker or an employee is successful in taking over one of our customer’s accounts as well as suffer the costs of any subsequent reimbursement to customers. Additionally, loss of payment card information could also lead us to incur card re-issuing costs, which depending on the size of the data breach could be significant. Significant losses incurred as a result of such activity would have a material adverse effect on our results of operations and, depending on the nature of such fraudulent attacks, we may be required to notify relevant regulators and other authorities such as law enforcement. Any adverse publicity as a result of such theft and fraudulent utilization could adversely affect our reputation and the demand for our products.

Despite various mitigation efforts that we undertake, there can be no assurance that we will be immune to these risks and not suffer material security incidents and resulting losses in the future, or that our insurance coverage would be sufficient to cover the related financial losses over and above the excess of the insurance policy. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data (including our confidential business information and intellectual property rights) or our customers’ data (including our merchants and consumers), to disable or degrade our services, demand ransom or to sabotage our systems are constantly evolving and have become increasingly complex and sophisticated. These techniques may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Threats to our IT systems and our associated third parties’ IT systems may result from human error, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, organized crime groups or from accidental technological failure. For example, certain of our employees require access to sensitive data that could be used to commit identity theft or fraud. While we have internal controls in place surrounding system access and segregation of duties, if unauthorized individuals gain access to this data, the risk of malfeasance is heightened. Concerns about security increase when we transmit information electronically, even though we encrypt certain communications and data to reduce this risk, because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our contracted third parties. Denial of service, ransomware, or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These or similar types of actions and attacks could disrupt our delivery of services or make them unavailable. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business, financial condition and results of operations.

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

The ongoing Covid-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets, global supply chains, labor markets, pricing of goods, and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the Covid-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. Although there are effective vaccines that have been approved for use, distribution of the vaccines did not begin until late 2020 and remains ongoing. Fluctuating infection rates and the introduction of new and more easily transmitted variants of Covid-19, such as the Delta and Omicron variants, have resulted in, and may continue to result, in the implementation of various restrictions across the world, including mandatory business shut-downs, travel restrictions, reduced business operations and social distancing requirements, vaccine and or testing mandates, face coverings and other safety requirements and other actions, which could dampen or delay any economic recovery and could materially and adversely affect our business. Adverse market conditions resulting from the spread of Covid-19 could materially adversely affect our business and the value of our shares.

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

To the extent that the ongoing Covid-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We are vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.

We are exposed to the effect of chargebacks and merchant insolvency in our business. We are liable to various acquiring banks for chargebacks incurred by our merchants where the merchants are unable to meet liabilities arising as a result of those chargebacks. If the average chargeback rate on any of our merchant portfolios at any acquiring bank exceeds the maximum average chargeback rate permitted by the card agreements, we will be required to take steps to reduce the average chargeback rate so that it falls below the maximum permitted rate or risk losing our relationship with that acquiring bank. Those steps might include processing more transactions for merchants who have lower chargeback rates to produce a lower average chargeback rate for the portfolio as a whole or terminating relationships with merchants who have higher chargeback rates, which could in turn lead to a material loss of revenue for us. Chargebacks may arise as individual claims or as multiple claims relating to the same facts or circumstances. For example, the insolvency or cessation of a merchant doing business could cause numerous individual customers to bring claims at once which, either singly or in aggregate, could have a material adverse effect on our results of operations, financial condition and future prospects. Similarly, chargebacks or fraud related to our customers or merchants in our Digital Wallet business could cause the payment card schemes of which we are a member in Europe to require us to implement additional and potentially costly controls, and ultimately disqualify us from processing transactions if satisfactory controls are not maintained. Further, if any of the services we offer are deemed to have caused or contributed to illegal activity, customers, consumer protection agencies and regulatory firms could band together to initiate chargeback card payments or ACH reversals for transactions associated with the activity in question.

In our Digital Wallet division, we offer our merchants a “no chargeback policy.” A chargeback is the return of funds to a customer and in this context relates to a reversal of unauthorized charges to a customer’s credit card, for example, as a result of fraud or identity theft. Under our “no chargeback policy,” we agree to allow merchants who qualify under our vetting policy to retain all monies received from our NETELLER and Skrill digital wallet holders and undertake not to request reimbursement from such merchants in respect of chargebacks incurred. In such cases, the full amount of the disputed transaction is charged back to us and our credit card processor may levy additional fees against us unless we can successfully challenge the chargeback. We believe that our “no chargeback policy” is a key factor in a merchant’s decision to use our Digital Wallet services.

Our eCash Solutions division utilizes distribution partners and as such is exposed to credit risk in the event a distribution partner fails. This is managed through ongoing credit risk assessment with active exposure management including the use of credit limits, guarantees and insurance to limit overall exposure.

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
•
new banking relationships: as we are considered a high risk customer for our banks and payment partners, there is a long lead time associated with establishing new or replacing banking and non-bank payment partner relationships due to the extensive level of compliance due diligence required by the banks and providers. See “—Risks Related to Paysafe’s Business and Industry—" Our focus on specialized industry verticals can increase our risks relative to other companies in our industry;
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
•
failure of banks and financial institutions: across our businesses, we hold our own, merchants’ and customers’ funds on deposit at various banks and financial institutions. In our Digital Wallet and eCash Solutions divisions, we receive funds from our merchants and customers into a number of bank accounts operated by various banks in the countries in which we operate. We then transfer funds, from the various banks in the countries in which we operate, to multiple banks such that amounts equivalent to all merchant and customer funds are held in segregated accounts in accordance with applicable regulatory requirements. While we have controls in place intended to monitor and mitigate this risk, there can be no guarantee that the banks in which funds are held will not suffer any kind of financial difficulty or commence any insolvency or bankruptcy proceedings, or any moratorium, composition, arrangement or enforcement action or any other kind of analogous event in any jurisdiction that may result in the permanent loss of some or all of our own funds or the funds of merchants or customers, which could have a material adverse effect on our business and financial performance;
•
Card scheme operating rules: we are subject to the operating rules and regulations of card schemes such as Visa and Mastercard and changes to those operating rules and regulations could have a material adverse effect on our business. If a merchant or an independent sales organization (“ISO”) fails to comply with the applicable requirements of the card associations and networks, we or the merchant or ISO could be subject to a variety of fines or penalties that may be levied by the card associations or networks. If we cannot collect or pursue collection of such amounts from the applicable merchant or ISO, we may have to bear the cost of such fines or penalties, resulting in lower earnings for us. Policy changes could impact the merchant category code assignments to our business which can in turn impact our acceptance and authorization rates as well as our banking provider risk appetite assessment and costs. Policy changes can also impact our ability to acquire card transactions on a cross-border basis in particular markets, for example depending on the merchant country of registration;
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
•
third parties that provide KYC information and services (for example, through our embedded financing offering we offer an integrated digital wallet solution to third parties, which may result in certain KYC services being outsourced to third parties); and
•
third parties that provide IT-related services including data center facilities and cloud computing and compliance and risk functions.

This reliance exposes us to increased operational risk. These third parties may be subject to financial, legal, regulatory and labor issues, cybersecurity incidents, privacy breaches, service terminations, disruptions or interruptions, or other problems, including reputational problems, which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf, which could have a material adverse effect on our results of operations, financial condition and future prospects.

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

Our revenues from the sale of services to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship.

Because we are not a bank, our business is not eligible for membership in the card payment networks, and we are, therefore, unable to directly access these card payment networks, which are required to process transactions. These networks’ operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions. Our various payment processing businesses are registered with the card networks through seven separate sponsor banks (who settle the transactions with our merchants).

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

We may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. These upgrades can create risks associated with implementing new systems and integrating them with existing ones. As a result, our IT and information management systems may fail to operate properly (for example, by capturing customer data erroneously) or become disabled as a result of events that are beyond our control, such as an usually high increase in transaction volume. We may also incur additional costs in relation to any new or upgraded systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources.

Despite the network security, disaster recovery and systems management measures that we have in place, we cannot ensure that we would be able to carry on our business in the ordinary course if our systems or those of our third party service providers fail or are disrupted. Indeed, while much of our processing infrastructure is located in multiple redundant data centers or hosted on resilient cloud platforms, we have a limited number of core business systems that are located in only one facility and do not have redundancy. Any such failure of IT and information management systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of customer data, financial loss or liability to our customers or regulators, the loss of suppliers, regulatory intervention or reputational damage.

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

We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks at pace with these changes. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. Some risk mitigations may be deemed ineffectual, for example, if our insurance coverage is not adequate. We may need to initiate legal proceedings at a high cost if we are unable to come to a settlement with adversarial parties. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected.

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

We expect to continue pursuing strategic and targeted acquisitions, investments and joint ventures to enhance or add to our skills and capabilities or offerings of services and solutions, or to enable us to expand in certain geographic and other markets. For example, in January 2022, we acquired SafetyPay and in 2021, we acquired Orbis Ventures S.A.C. (“PagoEfectivo”) and viafintech, but our broader plan to expand into markets and grow in the markets we are in may not succeed. We may not be successful in identifying additional suitable investment opportunities. We also might not succeed in completing targeted transactions or achieve desired results of operations of these transactions.

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

We might fail to realize the expected benefits or strategic objectives of any acquisition, investment or joint venture we undertake. We might not achieve our expected return on investment or may lose money. We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, including from that company’s known and unknown obligations, intellectual property or other assets, terminated employees, current or former clients or other third parties. In addition, we may fail to identify or adequately assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring, investing in or partnering with a company, including potential exposure to regulatory sanctions or liabilities resulting from an acquisition target’s previous activities, internal controls and security environment. If any of these circumstances occurs, they could result in unexpected legal or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our business. Litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses. If we are unable to complete the number and kind of investments for which we plan, or if we are inefficient or unsuccessful at finding a suitable target or at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services.

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

We depend upon the continued services and performance of our directors and key senior management. Our directors and key senior management play a key role in maintaining our culture and in setting our strategic direction. The unexpected departure or loss of one or more of our directors or key senior management team members could harm our ability to maintain and grow our business, and there can be no assurance we will be able to attract or retain suitable replacements for such directors and/or key management in a timely manner, or at all. We also may incur significant additional costs in recruiting and retaining suitable replacements and avoiding disruption in integrating them into our business.

In addition, our operations and the execution of our business plan depend on our ability to attract, train and retain suitably skilled or qualified personnel with relevant industry and operational experience and to ensure that we have a robust succession planning system in place. In order for us to expand our operations in the future we will need to recruit and retain further personnel with suitable experience, qualifications and skill sets capable of advancing our business. Additionally, we are in the process of incorporating more automation and re-engineering processes in our business, and uncertainty related to this transformation may affect our ability to retain our employees. Depending on the geographical area, there can be substantial competition for suitably skilled or qualified personnel with relevant industry and operational experience and there can be no assurance that we will be able to attract or retain our personnel on similar terms to those on which we currently engage our employees, or at all. We see this risk in particular in our Digital Wallet operations center in Sofia, Bulgaria, where we have found it can be more difficult to identify qualified local talent from which to staff our operations and in our Hyderabad, India technology hub, where there is a highly competitive local market for staff. If we are unable to attract or retain suitably skilled or qualified personnel then this could have a material adverse effect on our results of operations, financial condition and future prospects. Furthermore, if we are unable to maintain sufficient qualified personnel due to employee illness, quarantine, willingness to return to work, vaccine and/or testing mandates, face-covering and other safety requirements, general scarcity of employees, or travel and other restrictions, our ability to support our operations may be adversely affected.

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

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality, inadequate protection or misuse of sensitive information, failure to meet applicable legal and regulatory requirements, including compliance failures and allegations, litigation and other claims, employee misconduct, fraud, fictitious transactions, bad transactions, negative customer experiences, and misconduct by our partners, service providers, or other counterparties. We have also been in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and deter consumers and merchants from adopting our products and services. From time to time, the industry verticals we serve (and we, by association) are the subject of negative publicity, which can harm our brand and deter consumers and merchants from adopting our products and services. See “—Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.” Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

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

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending in response to, among other factors:

•
tighter credit;
•
inflation;
•
supply chain issues;
•
financial market volatility;
•
fluctuations in foreign currency exchange rates and interest rates;
•
changes and uncertainties related to government fiscal and tax policies, U.S. and international trade relationships, agreements, policies, treaties and restrictive actions, including increased duties, tariffs, or other restrictive actions;
•
geopolitical events, including natural disasters, public health issues, pandemics, acts of war and terrorism, including the military hostilities commenced in Ukraine (operations in Russia and Ukraine represented approximately 1% of revenues for the year ended December 31, 2021);
•
higher unemployment;
•
consumer debt levels or reduced consumer confidence;
•
complying will all applicable restrictions and sanctions that may impact our operations, including complying with any applicable sanctions imposed on Russia;
•
government austerity programs; and
•
other negative financial news, macroeconomic developments or pandemics.

In addition, many of our merchants are small businesses and these businesses may be disproportionately adversely affected by economic downturns or conditions and may fail at a higher rate than larger or more established businesses. If spending by their customers declines, or if customer behavior is otherwise adversely impacted by rising inflation, these businesses would experience reduced sales and process fewer payments with us or, if they cease to operate, stop using our products and services altogether. Small businesses frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. These and other global and regional economic events and conditions could have a material adverse impact on the demand for our products and services. Furthermore, any financial turmoil affecting the banking system or financial markets could cause additional consolidation of the financial services industry, significant financial service institution failures, new or incremental tightening in the credit markets, low liquidity, and extreme volatility or distress in the fixed income, credit, currency, and equity markets, which could have a material adverse impact on our results of operations, financial condition and future prospects.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues could decline.

Rapid, significant, and disruptive technological changes, such as machine learning, container technology, artificial intelligence, biometrics (for authorization and authentication) as well as quantum computing, impact the industries in which we operate, including developments in payment card tokenization, mobile, social commerce (i.e., eCommerce through social networks), authentication, cryptocurrencies (including distributed ledger and blockchain technologies), and near-field communication, and other proximity payment technology, such as contactless payments. As a result, we expect new services and technologies to continue to emerge and evolve, and we cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. In addition, we may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful.

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

The global payments industry is highly competitive, rapidly changing, very innovative, and increasingly subject to regulatory scrutiny. We compete against a wide range of businesses, including businesses that are larger than we are with substantially greater financial and other resources than we have, have a more dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes. These competitors may act on business opportunities within our specialized industry verticals, which may reduce our ability to maintain or increase or market share. In addition, the services of our various competitors are differentiated by features and functionalities such as brand recognition, customer service, trust and reliability, distribution network and channel options, convenience, price, speed, variety of payment methods, service offerings and innovation.

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

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our eCash Solutions division historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain games operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash Solutions businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations and may lead to adverse inferences about our prospects, which could result in declines in our share price.

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

We are subject to a wide variety of laws, regulations, licensing schemes and industry standards in the countries and localities in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, online gambling, consumer protection, privacy, information security, anti-money laundering, safeguarding of client funds, strong customer authentication, financial services, securities, labor and employment, unclaimed property laws, competition, data protection, biometric data processing and marketing and communications practices. Such laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes, new guidance, administrative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business. In addition, regulatory scrutiny in one jurisdiction can lead to increased scrutiny from regulators and legislators in other jurisdictions that may harm our reputation, brand and third-party relationships and have a material adverse effect on our results of operations, financial performance and future prospects.

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

In the future, we may also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. For example, in Norway, the gambling regulator notified us that processing gambling payments for Norwegians is prohibited, and consequently we have stopped processing certain gambling payments there. In the Netherlands, the introduction of new regulation has lead to gambling operators having to end all customer relationships with Dutch customers while going through the process of applying for a Dutch gambling license. These changes in regulations have impacted our ability to do business and could adversely effect our results of operations, financial performance and future prospects.

Relatedly, as another example of a regulatory change potentially impacting our business, the common reporting standard (the “CRS”) was first released by the OECD in February 2014 as a result of the G20 members endorsing a global model of automatic exchange of information in order to increase international tax transparency. The Directive 2014/107/EU on Administrative Cooperation in the Field of Taxation (the “DAC II”) implements the CRS in a European context and creates a mandatory obligation for all EU Member States to exchange financial account information of residents in other EU Member States on an annual basis. Over 100 jurisdictions have committed to implementing the CRS or have already implemented the CRS, including the UK and Bermuda. To the extent the CRS and/or the DAC II (as applicable) have been or are in the future implemented in any of our relevant jurisdictions, these arrangements require affected banks and financial institutions to report certain information to their local tax authorities about account holders from the jurisdictions which are party to such arrangements (which information will in turn be provided to the relevant tax authorities). Although currently we do not consider that any of our accounts are reportable under CRS or DAC II, this may change in the future. To the extent that the accounts we offer fall within the remit of the CRS/DAC II, certain operational challenges with respect to collecting and reporting the requisite information may arise. Additionally, it is generally necessary to capture the information required for CRS reporting at the time a customer is taken on, which may impact the onboarding process and reduce customer adoption, and/or customers may choose to discontinue using our services altogether.

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

The EU, by contrast, has generally moved towards controlled regulation of online-based gambling operators, rather than absolute prohibition. For example, in Germany in 2021, the new German Interstate Treaty on Gambling allows for online gambling in Germany, but has set forth certain restrictive measures that could adversely impact the Company. The new German regulations have put in place a mandatory deposit limit of 1,000 euros per month across all providers for online gambling. The regimes in Italy and France have similarly moved away from state-run monopoly-based markets to controlled regulation. However, local laws in place in EU member states are sometimes incompatible with EU laws, regulations and directives, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework.

Additionally, many jurisdictions, particularly those outside of Europe and the United States, including many Latin American countries, have not updated their laws to address the supply of online gambling, which by its nature is a multijurisdictional activity. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly, including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. For example, in India, we recently were notified about a small number of investigations being conducted by the Government of India Enforcement Directorate (“ED”) relating to gambling activity by Indian residents which indirectly concern the provision of digital wallet services to our Indian resident customers. If the ED or other Government of India regulatory authority finds that we violated Indian law by failing to restrict certain payments from being made, it could lead to certain penalties being imposed on us or we may cease providing services to Indian resident customers altogether if it is determined that our services to Indian resident customers are licensable in India and we cannot, or decide not to, obtain a license. We currently operate in Latin American countries where there are no licensing requirements and the regulatory environment is changing. If new regulations are imposed, our ability to operate in those counties could become more difficult and more costly. Additionally, in Latvia, the Latvian Financial and Capital Market Commission (the “Commission”) notified us of their belief that we were in breach of Latvian law as a result of processing gambling payments between Latvian customers and gambling operators that do not have a local license. Following engagement with the Commission, we asserted that we were not in breach of Latvian law and currently have not received a response.

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

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Commerce (which primarily provides services to the online gambling industry) represents approximately 56% of our revenue for the year ended December 31, 2021. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

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

Additionally, we have obtained authorization from the CBI for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services) and have completed the passporting notifications necessary to operate in other European Economic Area (“EEA”) jurisdictions. As with the FCA, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

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

Additionally, Skrill USA is registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) as a money services business and is regarded as a money transmission business in the United States. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so. As a result, we are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed, and are subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has authority to interpret, enforce and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act also empowers state attorneys general and other state officials to enforce federal consumer protection laws under specified conditions.

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

Catastrophic events or geopolitical conditions, including those related to climate change and increased focus on sustainability issues, may adversely affect our business and financial results and damage our reputation.

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

Additionally, actual or perceived environmental, social, governance and other sustainability (ESG) matters and our response to these matters could harm our business. Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or we or our borrowers fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

We are subject to current and proposed regulation addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.

We are subject to a number of laws, rules, directives, and regulations, as well as requirements imposed on us by contracts with clients, relating to the collection, use, retention, storage, destruction, security, processing, transfer, and sharing of personal information about our customers and employees in the countries where we operate. Our business relies on the processing of data in many jurisdictions and the movement of data across national borders. As a result, much of the personal information that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships. These laws and regulations may at times be conflicting, and the requirements to comply with these regulations could result in a negative impact to our business.

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

Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit country-specific data protection legislation and which have created inconsistencies, on a country-by-country basis. Brexit and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK and could result in the application of new data privacy and protection laws and standards to our operations in the UK, our handling of personal data of users located in the UK, and transfers of personal data between the EU and UK. The UK GDPR, effective as of January 1, 2021, and the UK Data Protection Act of 2018 (as amended on January 1, 2021) and which supplements the UK GDPR, now apply to our processing of personal data in the UK and elsewhere, if the processing is of UK residents. While the UK GDPR broadly mirrors the GDPR, the UK Government has indicated an intention to diverge from some areas of European legislation and a Consultation is currently underway in respect of changes to the UK’s Data Protection Act 2018. In respect of the transfer of personal data from the EU to the UK under the GDPR, the UK and EU Trade and Cooperation Agreement (“TCA”) permitted data transfers from the EU to the UK to continue without restriction for four months post-Brexit (including a potential extension of two months) while the EU considered the UK’s application for adequacy of its data protection procedures. Such an adequacy decision by the EU was adopted by the European Commission on June 28, 2021 and permits personal data transfers between the EU and UK without further safeguards in place (such as standard contractual clauses). If the UK was to lose its adequacy decision from the EU, we may be required to implement new processes and put new agreements in place, such as standard contractual clauses, to govern any transfers of personal data from the EU to the UK; and any such changes could impact our ability to transfer personal data from the UK to the EU and other third countries. The divergence of the UK’s data protection regime from GDPR could therefore lead to the removal of the EC adopted adequacy decision for the UK.

Additionally, Brexit and the subsequent implementation of the UK GDPR and any divergences therefrom expose us to parallel and differing data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations.

Meanwhile, the Court of Justice of the European Union (“CJEU”) issued a decision on July 16, 2020 (commonly known as “Schrems II”) invalidating the EU-U.S. Privacy Shield Framework, a previously lawful mechanism of transfer for personal data from the EU to the United States. While the Schrems II decision did not invalidate standard contractual clauses, another lawful mechanism for making cross-border transfers, the decision has called their validity into question under certain circumstances, and has made the legality of transferring personal information from the EU to the United States more uncertain, and it may require government cooperation to resolve this issue. The issues and risks arising from the Schrems II decision, apply equally to transfers of personal information from the EU to any country which has not received an adequacy finding by the European Commission. Other jurisdictions could require us to make additional changes to the way we conduct our business and transmit data between the United States, the UK, the EU and the rest of the world. We are now seeing regulatory enforcement action arising from Schrems II, in particular the decisions of some European member state data protection authorities in prohibiting the transfer of Google Analytics data to the United States, the findings of which could apply to other / all transfers of personal data.

Any failure, or perceived failure, by us to comply with our privacy policies, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which could subject us to significant awards, fines, sanctions (including prohibitions on the processing of personal information), penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm our business. For example, GDPR requires us to delete data when we no longer have an overriding business need to retain such data and to also accept data deletion rights requests. Paysafe systems do not always allow for such data to be deleted and/or to allow the exercise of such rights at all or within the required timeframes. This may be due to a variety of reasons, any failure, or perceived failure, by us to comply with the GDPR could result in proceedings or actions against us by data protection authorities, governmental entities or others, which could subject us to significant awards, fines, sanctions (including prohibitions on the processing of personal information), penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals.

Policymakers around the globe are using these GDPR requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. In addition, there are new state laws in the United States governing the collection and processing of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”) and as of March 2, 2021, the Virginia Consumer Data Protection Act (“VCDPA”), which will become effective January 1, 2023 and finally the Colorado Privacy Act 2021, which comes into effect on July 1, 2023. Looking further ahead, on February 1, 2022, the Indiana senate passed the Consumer Data Privacy Bill; subject to ratification by the Indiana House, it will take effect from January 1, 2025. The CCPA imposes stringent data privacy and data protection requirements for the personal data of California residents, and provides for government penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting certain un-redacted or non-encrypted personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act, which will come into effect on January 1, 2023, applying to personal data collected on or after January 1, 2022. As a result of these constant changes, it is still not certain how the various provisions of the CCPA and the CPRA will be interpreted and enforced. The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. The effects of the CCPA are potentially far-reaching, however, and may require us to continue to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Certain other state laws impose or are in the process of imposing similar privacy obligations, including the recently passed VCDPA, that may be different from those under the CCPA, and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of personal information to affected individuals, state officers and/or others. The use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. For example, Illinois has passed the Biometric Information Privacy Act (“BIPA”), Texas and Washington have passed similar laws, and other states plan to pass similar laws. The application of privacy laws to new technology, particularly in the area of artificial intelligence and machine learning, is not always clear and can pose additional regulatory risk and material harm to our business operations.

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

Regulation of privacy and data protection and information security often requires monitoring of and changes to our data practices in regard to the collection, use, disclosure, deletion, storage, transfer and/or security of personal information. We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations, such as the GDPR in the EU, the GDPR in the UK, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) in Canada (including its provincial laws) and the CCPA, CPRA, VCDPA and BIPA in the United States, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. New requirements or reinterpretations of existing requirements in these areas, or the development of new regulatory schemes related to the digital economy in general, may also increase our costs and could impact the products and services we offer and other aspects of our business, such as fraud monitoring, the development of information-based products and solutions and technology operations. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. Any of these developments could materially and adversely affect our overall business and results of operations.

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

In addition, Brexit could also result in increasingly divergent laws, regulations, and licensing requirements for us over time. Brexit could lead to legal uncertainty and increased complexity for financial services firms if national laws and regulations in the UK start to diverge from EU laws and regulations. While we have obtained the necessary licenses, completed the necessary passporting notifications from the CBI, opened and staffed an additional office in Ireland and completed the transfer of our EEA business to enable the continuation of operations within ongoing EEA jurisdictions, the consequences of Brexit, could continue to impact our business, financial condition, results of operations and cash flows. For example, applicable tax rules and regulations concerning the transfer of assets and operations from the UK to EEA jurisdictions are complex and subject to significant judgment and interpretation. If HMRC or other applicable tax authorities were successful in challenging our conclusions in this regard, we may be liable for material additional taxes and penalties. In addition, political decisions could result in the relocation of businesses and people, cause business interruptions, cause currency fluctuations (including in relation to the British Pound), lead to trade restrictions and increases in or the imposition of trade tariffs, lead to economic recession or depression and impact the stability of the financial markets, the availability of credit, political systems, financial institutions and the financial and monetary system. By extension, this could impact our business and/or envisioned business arrangements, licenses and contingency plans, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada, and elsewhere, and any failure to do so could result in severe financial and legal penalties.

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

Our customers are based in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions and our wider customer base accesses our services online. We are subject to anti-money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Where a customer resides in a jurisdiction outside of Europe in which we do not consider ourselves to be conducting a regulated activity, we follow the home state laws of the relevant Group regulated entities and our group policies which seek to apply the highest common standard regardless of the residency of that customer. We believe that these processes are of the requisite standard, although there can be no guarantee that they meet all the requirements of other jurisdictions. However, if we were to violate laws or regulations governing money transmitters or electronic fund transfers, either in Bermuda, the UK, Ireland, Switzerland, the United States, Canada or elsewhere, including as a result of any failure by our employees to apply correctly our KYC procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether.

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

Changes in the regulatory environment for cryptocurrencies could adversely affect our business.

Consumers can use our digital wallets to trade in cryptocurrencies. Cryptocurrencies are not considered legal tender or backed by any government and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. The use of cryptocurrencies has been prohibited or effectively prohibited in some countries. If we (or our partners that we work with to provide the services) fail to comply with applicable requirements and prohibitions, we could face regulatory or other enforcement actions and potential fines and other consequences including significant impact on our revenues derived from such activity and increased future compliance costs. Even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value and their attractiveness to consumers for investment or speculation leading to reduced use of these services and thereby reducing our ability to earn revenue from such activity. Changes in the regulatory environment for cryptocurrency could impact our business and our future business arrangements, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a qualifying holding in those entities. See “Item 4.B. Business Overview—Licensing and Regulation—Payments Regulation” of this Report. On the basis of these regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%) without first obtaining the prior approval of the FCA and the CBI.

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

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, work is currently being undertaken by the OECD on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”). In December 2021 the OECD published its Pillar Two model rules and the EU Commission also proposed a Directive to implement Pillar Two in the EU, containing detailed rules for top up tax in respect of certain low taxed entities. Both sets of proposals are subject to exemptions and exclusions, and are not intended to apply to entities that are not members of a group with an annual revenue of at least Euros 750m. However, the detail of the proposals is subject to change and the impact on us will need to be determined by reference to the final rules. Further proposals on Pillar One are expected in the course of 2022.

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

Furthermore, any changes in other jurisdictions to the political and social perception of running a business out of a tax-friendly jurisdiction (such as Bermuda) or any action by HMRC or any other tax authority to investigate our tax arrangements could result in adverse publicity and reputational damage for us, which could have an adverse effect on our business, financial condition, results of operations and prospects. For example, in January 2019, HMRC introduced its Profit Diversion Compliance Facility (“PDCF”), the focus of which is to target, and subsequently bring into the charge to tax, transactions which are considered to result in a diversion of profits from the UK corporation tax net. We are engaged in submissions and correspondence with HMRC in connection with the PDFC, primarily relating to legacy transfer pricing policies. Transfer pricing is an inherently contentious area as it requires the application of arm’s length pricing to specific transactions and arrangements for which it may be difficult to find market comparators. If HMRC or any other tax authority is successful in challenging our tax arrangements, we may be liable for additional tax and penalties and interest related thereto, which may have a significant impact on our business, financial condition, results of operations and prospects.

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

We may be and in some cases have been subject to claims, lawsuits (including class action lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other adverse legal proceedings involving areas such as intellectual property, consumer protection, privacy, data protection, biometric data processing, gambling, labor and employment, immigration, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters. See “Item 4.B. Business Overview—Legal Proceedings.” For example, on December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited f/ka/Foley Trasimene Acquisition Corp. II, Richard N Massey, Bryan D. Coy, Philip McHugh and Ismail (Izzy) Dawood, was filed, naming among others the Company, our Chief Executive Officer and our Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market regarding the Company’s financial outlook in light of gambling regulations in key European markets, performance challenges in the company’s Digital Commerce segment and the modified scope and timing of new eCommerce customer agreements. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants filed false financial statements, misled the public and induced the public to buy shares. On January 21, 2022, a related complaint was brought by John Paul O’Brien also in the Southern District of New York, which additionally named William P. Foley II as a defendant. The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020 and November 10, 2021.

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

We are highly leveraged. As of December 31, 2021, the total principal amount of our debt was approximately $2.8 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

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

We may be able to incur significant additional indebtedness in the future. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase. See “Description of Certain Indebtedness”.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of December 31, 2021, the Company held approximately $1.9 billion of outstanding debt at variable interest rates. However, if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

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
•
make prepayments of junior debt.

In addition, with respect to the First Lien Revolving Credit Facility, certain of our subsidiaries are required to maintain a maximum consolidated first lien net leverage ratio not to exceed 7.50:1.00, tested at the end of each quarter in which the principal amount of the First Lien Revolving Credit Facility outstanding exceeds 40% of the total commitments under such facility at such time. Furthermore, the Paysafe Payment Credit Agreement requires Paysafe Payment to maintain, as of the last day of each four fiscal quarter period, (i) a minimum fixed charge coverage ratio, (ii) a maximum leverage ratio and (iii) a minimum liquidity amount.

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

We carry significant intangible assets on our statement of financial position. As of December 31, 2021, we had $1.2 billion of intangible assets and $3.7 billion in goodwill. Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge. The pandemic and its impact on our business was an impairment indicator that we assessed in the prior year. See “—Risks Related to ongoing pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.”

In the current year, due to reduced forecasted cash flows in certain business units, we concluded that an impairment indicator for goodwill was present within the Digital Commerce and US Acquiring segments as of September 30, 2021. We performed a goodwill impairment test as of September 30, 2021 and October 1, 2021, our annual impairment test date, using a discounted cash flow methodology. Further, as a result of the change in reporting units described herein, in addition to our annual goodwill impairment test, we performed a goodwill impairment test as of December 31, 2021 under the previous and current reporting unit structure. Based on the analyses performed, it was determined that no adjustments to the carrying value of goodwill of any reporting unit were required.

Should the impact of the pandemic, or other factors, be more severe or of longer duration than assumed in the forecasted cash flows, the goodwill may be at risk of impairment. Further, sustained declines in our stock price would require us to perform goodwill impairment tests in subsequent periods. If there is a continued and sustained decline in our stock price this could result in a material goodwill impairment in future periods.

Due to reduced forecasted cash flows in the Digital Commerce segment as described above, we also concluded that an impairment indicator for certain intangible assets was present within the Digital Commerce segment as of September 30, 2021. The Digital Commerce segment experienced decreased revenues associated with certain legacy merchant relationships and also reduced their forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment. As a result, an impairment analysis on Digital Commerce intangible assets was performed as of September 30, 2021 and based on an undiscounted cash flow model, it was determined that certain of these assets were not recoverable and an impairment charge was recorded. Failure to achieve the expected cash flows due to higher than estimated attrition, obsolescence or other factors may result in a material impairment of intangible assets in future periods.

Risks Related to the U.S. Federal Income Tax Treatment

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

Paysafe believes it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or otherwise be subject to unfavorable treatment as a surrogate foreign corporation under Section 7874 of the Code. However, no IRS ruling has been requested or will be obtained in connection with the Transaction. Furthermore, the interpretation of Treasury regulations relating to the required ownership of Paysafe is subject to uncertainty and there is limited guidance regarding their application. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If a United States person is treated as owning at least 10% of Company Common Shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Company Common Shares, such person may be treated as a “United States shareholder” with respect to each of Paysafe and its direct and indirect subsidiaries (the “Paysafe Group”) that is a “controlled foreign corporation.” The Paysafe Group includes U.S. subsidiaries, under recently enacted rules, certain of Paysafe’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Paysafe is treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules).

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

If Paysafe were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of Company Common Shares could be subject to adverse U.S. federal income tax consequences.

If Paysafe is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) holds Company Common Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. Paysafe does not believe that it was a PFIC for its prior taxable year and does not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Paysafe will not be treated as a PFIC for any taxable year.

If Paysafe were treated as a PFIC, a U.S. holder of Company Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. holders of Company Common Shares should consult with their tax advisor regarding the potential application of these rules.

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

Our Principal Shareholders control us and their interests may conflict with ours or yours in the future.

Our Principal Shareholders beneficially own approximately 50% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. Even when our Principal Shareholders cease to own common shares representing a majority of the total voting power of our issued and outstanding shares carrying the right to vote at general meetings at the relevant time, for so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares.

If we are unable to maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which could have a material adverse effect on our business.

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, management identified the following material weaknesses, affecting components of the Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organization of the Treadway Commission (“COSO 2013”), which have caused management to conclude that as of December 31, 2020, we did not maintain an effective control framework because of:

•
inadequate controls over key accounting judgment areas including capitalized development costs and purchase price allocations; and
•
insufficient review of the completeness and accuracy of data inputs associated with certain key controls impacting multiple financial statement account balances and disclosures.

During the fiscal year ended December 31, 2021, our management, with oversight from the Audit Committee of the Company Board (the “Audit Committee”), developed and implemented remediation plans in response to the identified material weaknesses described above. These remediation plans included the implementation of additional controls and procedures to address the development and review of fair value measurements utilized in the application of the acquisition method of accounting for business combinations and review of key judgments around capitalized development costs. These plans also included the hiring of additional qualified accounting and financial reporting personnel, additional training, and further improvement of our internal control framework including key systems. Further, we systematically identified all key data inputs used in the performance of all key controls over financial reporting, in order to implement controls over the completeness and accuracy of these key data inputs. We completed the testing of the design and operating effectiveness of these new controls and procedures during the quarter ended December 31, 2021. Based on the results of procedures performed, management concluded that the previously identified material weaknesses have been remediated as of December 31, 2021.

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

Beginning with the fiscal year ended December 31, 2022, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Company Common Shares.

As a foreign private issuer and also as a "controlled company", we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the common shares.

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. Additionally, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.

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

Additionally, we are a “controlled company” as defined under the NYSE. For so long as we remain a controlled company under that definition and even if we are no longer a foreign private issuer, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we establish a nominating committee and a compensation. Accordingly, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2022 (the last business day of the second fiscal quarter of 2022), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

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

•
prohibiting us from engaging in a business combination with a person who acquires at least 10% of our Company Common Shares for a period of three years from the date such person acquired such common shares unless approved by the Company Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of our issued and outstanding voting shares that are not owned by such person, subject to certain exceptions. This provision shall not apply to our Principal Shareholders and any of their respective direct or indirect transferees;
•
limiting the filling of vacancies or newly created seats on the Company Board between general meetings to the decision of our board of directors then in office at any time when our Principal Shareholders beneficially own, collectively, less than 30% of the issued
•
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

Under the Merger Agreement, the Existing Paysafe Shareholders received, among other things, a significant amount of Company Common Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Paysafe Limited was incorporated under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Transaction described herein and became the parent company of the combined business following the consummation of the Transaction, which was consummated on March 30, 2021. See “Explanatory Note” for further details regarding the Transaction. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Paysafe’s principal capital expenditures and divestitures for each of the three years in the period ended December 31, 2020. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office is located at 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ and its telephone number is +44 (0) 207 608 8460. The Company’s principal website address is www.paysafe.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B. Business Overview

Overview

Paysafe is a leading, global pioneer in digital commerce with over $122 billion in volume processed in 2021 and $101 billion processed in 2020, generating $1.5 billion and $1.4 billion in revenue in 2021 and 2020, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower 14 million active users in more than 120 countries and over 250,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as US Acquiring solutions for SMBs and direct marketing clients. Digital Commerce represented approximately $837 million, or 56%, of our revenue and US Acquiring represented approximately $650 million, or 44%, of our revenue for the year ended December 31, 2021. We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed 10 or more years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address this large and fast-growing area of the market.

To address this opportunity, we have developed a suite of innovative, proprietary digital commerce solutions for Business to Business (“B2B”) and Business to Consumer (“B2C”) relationships. These solutions help (1) solve the complexities of facilitating digital commerce, (2) remove significant friction and pain points from the customer experience, (3) enable our business and consumer clients to transact in a faster, safer and more convenient manner and (4) help our business customers grow their operations by bringing active users to their platforms. Our solutions extend well beyond the basic card-based payments functionality of traditional payment vendors by providing the advanced capabilities of digital wallets, alternative payment methods (“APMs”) and digital currency transactions. These include:

•
A Global Stored-Value Digital Wallet Solution—that enables users to upload, store, withdraw, pay and send funds from a branded, or embedded, virtual account that can transact in over 15 languages and over 40 currencies and is integrated with close to 100 alternative payment methods, or APMs, from around the world;

•
An eCash Network—that enables users to transform cash at over 700,000 locations across 50 countries into a proprietary digital currency accessed by a mobile app, a virtual account or a user code and used for online gaming, video games, mobile commerce, or in-app purchases; and
•
An Independent Merchant Acquiring Solution in the United States—that enables SMBs to conduct eCommerce, software-integrated commerce and in-store commerce more effectively by utilizing our single API, proprietary gateway, data tokenization, risk management and fraud tools and over 150 integrated software vendor (“ISV”) integrations to process credit card, debit card and APM services seamlessly.

We create a powerful and differentiated, end-to-end offering with global and vertical-specific capabilities for our clients by combining three key elements of our business to create distinct competitive advantages in the market, as illustrated below. These include:

1.
Our global digital commerce solutions;
2.
Our 20 years of global expertise and entrepreneurial culture in solving and simplifying the complexities of digital commerce beyond traditional payments; and
3.
Our global platform of capabilities, which includes:
•
Unity, our proprietary, cloud-based technology platform;
•
Highly sophisticated global risk management and compliance operations, embedded into almost all of our offices and consisting of over 350 professionals with significant expertise in risk and regulatory compliance; and
•
The Paysafe Expansion Playbook, our proven and repeatable ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems.

We believe this unique combination has enabled us to become a global leader in attractive digital commerce verticals, such as iGaming, gaming (multi-player online games), crypto, travel and eCommerce platforms, which are large, fast-growing and have significant expansion potential around the world, but which also have specific service requirements that are difficult for traditional vendors to provide. For example:

•
Paysafe is a global leader in iGaming payment services, which encompasses a broad selection of online sports betting, esports, fantasy sports, poker and other casino games. This vertical is highly regulated and requires significant technology development and compliance infrastructure to facilitate cross-border commerce and the penetration of new markets, such as the United States and Latin America, which are opening due to favorable secular and regulatory trends and the increasing use of smartphones as a primary interface. Paysafe already serves around 1,500 operators across our global iGaming market. As a global leader, Paysafe launched its iGaming services in Canada in 2010 and the United States in 2013.
•
Paysafe is a global leader in payments services to eSports, console games and multi-player online games. Our eCash solution, paysafecard, has established itself as a top payment method in gaming and we support payments across the leading gaming merchants, including Sony PlayStation, Xbox, Google Play, Stadia, Samsung, Huawei, Steam, Wargaming.net, Riot Games, Roblox, Twitch, EPIC Games, Ubisoft, Mojang, Innogames, Facebook, Activision Blizzard and others. paysafecard enables these gaming merchants to accept eCash payments, resulting in higher conversion rates and new customer acquisition, which comes from a customer segment untapped by the conventional payment options. Based on the success of our eCash services, we have also begun to cross-sell our digital Wallet and Integrated & eCommerce Solutions ("IES") to some of these gaming merchants, increasing the continuity of our relationships.
•
Paysafe is a global leader in eCommerce payment services. We support numerous eCommerce platforms and online marketplaces to enable them to accept various payments inside of their ecosystems. Our Skrill digital wallet supports a wide range of eCommerce platforms, including Shopify, Wix, Magento, WooCommerce, and PrestaShop. We have also integrated our services with large online marketplaces that sell their own goods and services as well as the inventories of third-party merchants. For example, we enable users to load funds onto their Amazon account via Paysafecash, allowing them to pay for goods and services using cash at one of our 200,000 participating locations: We also enable paysafecard users to pay for content and services on across various Google platforms in over 16 countries, such as the Google Play Store, YouTube and Stadia, and have enabled the push-provisioning of our Skrill prepaid and NET+ cards into Google Pay.

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

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 80 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital commerce solutions to different end markets: our US Acquiring Segment and our Digital Commerce Segment. In the fourth quarter of 2021, we revised our reportable segments. The Company had historically operated, and was organized, as three separate segments, Integrated Processing, Digital Wallet and eCash Solutions. Digital Commerce now includes the previous Digital Wallet and eCash Solutions segments along with Integrated eCommerce Solutions (“IES”) that was previously part of the Integrated Processing segment. Please refer to “Our Segments & Solutions—Overview by Segment” and Note 21, Operating segments, within Item 18, Financial Statements for a breakdown of total revenues by geography, segment and business line.

Through our enterprise sales team we focus on a single go-to-market approach across digital commerce verticals. Additionally, our recent client wins and opportunity pipeline reflects more clients purchasing solutions across Paysafe’s digital commerce offering of Digital Wallet, eCash and card processing solutions.

We typically generate revenue across our solutions through transaction fees that are calculated as a percentage of the transaction dollar volume, a fixed per transaction fee or a combination of both. We generate these fees when funds are loaded onto wallets or cards, when funds are used to make transactions or when we process a transaction on behalf of our merchants or partners. In certain cross-border transactions, we may also generate revenue from foreign exchange fees.

For the year ended December 31, 2021, we generated $122 billion of total payment volume and $1.5 billion in revenue. During the same period, we had a net loss of $110 million and generated $444 million of Adjusted EBITDA. For the year ended December 31, 2020, we generated $101 billion of total payment volume and $1.4 billion in revenue. During the same period, we had a net loss of $127 million and generated $426 million of Adjusted EBITDA See “Item 5. Operating and Financial Review and Prospects” of this Report for additional information relating to non-GAAP measures presented in this Report and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

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
•
Our Expansion and Consolidation—Adoption of the NETELLER system grew rapidly in the early 2000s as merchants and consumers benefited from the ease of use of our solutions and the growing number of funding sources and alternative payment methods that could be used to fund our digital accounts.
•
In 2004, NETeller plc conducted an initial public offering and listed its shares on the AIM Stock Exchange in 2004 and in 2005 it acquired NETBANX.
•
In 2008 the company changed its name to Neovia Financial plc (“Neovia”) as part of a wider rebranding strategy to differentiate the company from is various solutions, NETELLER, NETBANX and NET+, a prepaid card product.
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
•
Our Privatization and Significant Investment in the Business—In December 2017, a consortium led by CVC Capital Partners and Blackstone agreed to acquire Paysafe for approximately a $4 billion U.S. dollar equity value, the largest private equity backed privatization of a London-listed company since the 2007-2008 financial crisis and the Company’s shares were delisted from the London Stock Exchange in December 2017.

Our Large & Fast-Growing Market Opportunity

We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional payment and eCommerce services providers using legacy business models, payment solutions and risk management platforms to support an aging generation of retail eCommerce solutions. These legacy platforms and vendors lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address a large and fast-growing area of the market, which includes digital wallets, APMs and digital currency transactions. Consumers in these verticals are attracted to the differentiated functionality of these next-generation solutions, which enable them to load funds or cash onto a virtual stored-value account that can be used easily and flexibly online, through a mobile device, or inside an integrated app. Many of these users come from the desirable demographic of millennials and generation Z users, who either do not have a bank account or often prefer to use alternative payment methods as they are less comfortable sharing their financial details online. Instead they are attracted to the additional functionality and security features of these solutions, which enable them to engage in digital commerce and control their spending more effectively.

Our eCash Solutions division make online payments accessible to a market of millions of American and European users who may not have a credit card or who prefer to pay with cash. Covid-19 has accelerated the need to transact online and has consequently had a negative effect on this consumer base. We see significant long-term opportunities to provide an eCash payment solution in key categories such as rental payments, utilities, telco, healthcare and government.

Key Market Trends

 We are positioned in key market segments that are being impacted by continuing favorable trends, with a majority accelerated by Covid-19, which are driving faster growth and changing the way digital commerce and payments are being implemented. For example:

•
Growth in Digital Commerce—According to IBM, Covid-19 has accelerated the transition from physical stores to digital by roughly 5 years, increasing consumer and merchant appetite for digital payment methods at a much faster rate. We believe this migration will continue and stay as market demographics shift to a digital shopping experience as emerging trends including seamless commerce, blockchain in e-commerce and mobile commerce expands.
•
Growth in Digital Wallet— Consumer adoption of digital and mobile wallets is expected to continue growing at a rapid pace with wallets capturing market share from traditional payment methods. According to a 2021 report by FIS, digital and mobile wallets will represent more than half of global eCommerce sales by 2024.
•
Growth in Integrated Commerce—Covid-19 has transitioned physical stores into an omnichannel experience, requiring merchants to offer integrated commerce to adapt to the post Covid-19 world. Consequently, SMB businesses are increasingly using more technologies at the point of sale (“POS”) to help them run their operations more effectively and satisfy consumer demand. As a result, technology companies, such as smart device vendors and ISVs, are adding more commerce-enabling features, such as payments and loyalty applications, into their core offerings. These firms are increasingly partnering with digital commerce solutions providers to integrate these features as seamlessly as possible.
•
Increased Adoption of Prepaid and eCash in the Digital World—Online and brick and mortar merchants are continuing to adopt prepaid and eCash solutions as prepaid card solutions are forecasted to double for e-commerce transactions by 2024 according to FIS. Prepaid and eCash payments acceptance allows merchants to access a large market of cash-based security- conscious and unbanked consumers, especially within emerging economies. We believe that we are a leading player in the eCash market, connecting merchants with millions of cash-based consumers across a number of high-growth verticals and geographies.
•
Shift to Alternative Payment Methods—According to FIS 2021, as traditional payment methods are forecasted to slow in growth, alternative payment methods are forecasted to gain momentum due to advancements in e-commerce from Covid-19. This has caused consumers to increasingly migrate their commercial activities online and engage in more cross-border transactions, we believe they are looking to use the convenient local payment methods that they use every day to conduct their local purchases. In return, businesses are looking for partners who can provide them with the abilities to seamlessly integrate and accept a growing number of APMs from around the world.
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
•
The Payments Industry is Continuing to Rapidly Consolidate—Strategic and financial buyers of payments businesses are expected to continue to pursue deals that enhance scale, technology capabilities and vertical and geographic expansion. We believe M&A will continue to be an attractive growth opportunity for the sector and believe we are well-positioned to be a leading M&A platform in the space. We have a broad and successful track-record of M&A execution and integration and believe there are a number of targets across our business segments.
•
Rising Demand for Integrated Multi-Solution Payments Platforms—eCommerce and brick and mortar merchants are continuing to demand partnering with highly sophisticated payments providers with a broad range of solutions. As the global consumer evolves, the leaders in payments technology are best equipped to help their merchants provide multiple transaction methods, content and highly specialized vertical-specific value-added services all-in-one to serve these consumers. We believe that Covid-19 has accelerated merchant demand for payments partners with integrated solutions that provide a seamless payment experience across a single platform. We believe that our solutions, platform and technology will continue to attract merchants and consumers to our platform.
•
Latin America —According to the FIS 2021 report, Latin America, a market with a growing middle-class population and high internet penetration via mobile devices, is a growing lucrative opportunity for payment providers. We believe our latest acquisition of Safetypay, a platform that enables eCommerce transactions in over 11 Latin American countries, positions us to compete well in this growing market.
•
Cryptocurrency— The cryptocurrency space has proven to be a highlight within the financial sector, growing at a rapid pace globally and presenting a range of opportunities within Fintech. The continued investment by financial institutions, continuing momentum within the NFT space and decentralized finance applications challenging traditional financial products, have accelerated the mainstream adoption of cryptocurrency during Covid-19. The complexity of regulatory and compliance requirements and extremely high volume demands of clients in this vertical presents a good fit for Paysafe capabilities and expertise.
•
Embedded Finance— For Paysafe, embedded finance is the integration of payment services into a consumer brand’s ecosystem, allowing the consumer brand to maintain control and its identity, whilst benefiting from financial offerings. We believe Paysafe’s broad range of offerings, from payment processing of cards, APM’s and pay in pay out functionality of wallets positions us to grow in this market.
•
Real-Time Banking— With the recent acquisition of SafetyPay, we believe we are now well positioned to exploit the nascent real-time banking market in Latin America and Europe.

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

Key Verticals & Trends

Within our Digital Commerce segment, we serve a number of specific industry verticals and have established a strong position in iGaming and emerging markets, which we have identified as our key verticals because Paysafe believes there is significant market potential for growth and expansion in these areas, and Paysafe is committed to focusing on opportunities for organic and inorganic growth in iGaming and emerging markets.

•
iGaming Vertical—We operate in the global iGaming vertical, which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games, as well as lotteries and bingo. The iGaming industry is highly regulated, and participation requires specific expertise, significant technology development and compliance infrastructure to facilitate cross-border commerce successfully. Laws governing the vertical are complex, vary considerably by geography and are continually evolving, which creates a significant opportunity to provide value-added services to iGaming providers due to a strong focus on risk management. The ability to develop and offer products and services that comply with applicable regulations provides valuable advantages to address this large and attractive market opportunity. For example, the initial and anticipated ongoing legalization of sports betting in the United States opened a very large market opportunity for iGaming providers capable of offering compliant products and services. iGaming is expected to account for an increasing percentage of the overall global gaming market as technology innovation paves the way for enhanced product offerings and increased digital access by consumers. For example, key growth drivers in the vertical include: (1) increased access to the internet and continued smartphone penetration, (2) growing consumer preference for online gaming alternatives to physical locations and (3) continuous product development and improvements, including iGaming-related apps that offer increased convenience and better overall user experiences. Revenue from our iGaming vertical for the years ended December 31, 2021 and 2020 was $536 million and $503 million, respectively.
•
Emerging Markets vertical – We focus on a number of emerging and fast-growing industries that we consider as part of our emerging markets vertical. This includes US Acquiring and Integrated & eCommerce Solutions, where we leverage our specialized processing capabilities to provide solutions for thousands of merchants. Merchants in this sector, including ISVs, can benefit from our gateway, multiple APMs and risk management capabilities. We also include Fintech Services, where we support financial trading merchants across stocks, FX and crypto, as well as consumer-focused remittance. Travel & entertainment, including hospitality and recreation, is an area where our risk management capabilities enable us to support merchants that are struggling to get the service they need from the market. Finally, digital goods is led predominantly by our eCash Solutions division, supporting social, streaming and gaming merchants online. Revenue from our emerging markets vertical for the years ending December 31, 2021 and 2020 was $567 million and $556 million respectively.

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

Global Digital Solutions & Reach

We offer our business and consumer clients a comprehensive suite of advanced, differentiated, commerce-enabling solutions and specialized payment services to help them transact in a faster, safer and more convenient manner around the world. The advantages of our global digital solutions include:

•
Differentiated Value Propositions—Our solutions are highly differentiated in the market and help solve the complexities of digital commerce, remove significant friction and pain points from the customer experience and enable our business and consumer clients to transact in a faster, safer and more convenient manner. We also leverage our technology, risk management expertise and compliance infrastructure to empower buyers and sellers to connect and transact in more complex verticals where traditional services do not work well, such as iGaming and gaming. We also offer more traditional services, such as eCommerce payments and SMB merchant acquiring and differentiate these by integrating new technologies to make them more powerful and convenient, such as our global gateway and smart devices to create a differentiated value proposition.

•
Superior Client Experiences—Our solutions create superior experiences for our business and consumers across their customer journey, including in-store, online, mobile, as well as hybrid models such as pay online/pick up in-store and cash-funded online purchases. This begins in our product development phase as we prioritize solving the friction and pain points of more traditional commerce, listen to our clients’ specific needs and develop tangible solutions that are designed to solve real-world problems. It continues in our client onboarding phase through a combination of attractive UX design for our applications and fast, easy, and convenient data entry processes. Once our clients initiate or receive a transaction request, we provide a fast and seamless integration of different environments into the payment flow, such as the use of our Digital Wallet to checkout at a merchant website, the use of our digital currency inside of a live video game application, the integration of our proprietary services, such as Rapid Transfer with an online banking application, or a proprietary application programming interface (“API”)-based integration with third-party services such as a country-specific APM or a third-party software enterprise resource planning (“ERP”) solution. After the transaction, we continue to differentiate our client experiences further with high-quality customer support that is designed to provide quick and easy answers utilizing our intuitive artificial intelligence tools or personalized, relationship-building service through our call centers and relationship managers who prioritize making our customers happy versus completing a service call.
•
Global Reach with Local Capabilities—Our Paysafe Network enables us to reach our clients and distribute our solutions in over 120 countries around the world and across multiple digital and physical channels. This enables us to utilize a combination of global commerce expertise with a strong knowledge of local and regional markets, customs, and regulatory environments to facilitate cross-border commerce. For example, our digital wallets accommodate a wide range of funding options and allow funds to be securely sent and received instantly, empowering online gaming companies and their consumers to conduct commerce together more efficiently. Our eCash Solutions also enable online purchases for cash-pay consumers and can be purchased at over 700,000 distribution points in over 50 countries.

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

We believe we have curated an attractive workplace environment for employees. We encourage a strong client-centric mentality across all our functions to prioritize solving the friction and pain points that our clients experience when trying to conduct commerce online rather than trying to sell undifferentiated payment services. Together, our entrepreneurial culture and client centric focus form the core spirit of our company, which has enabled us to: (1) pioneer and establish a leadership position empowering digital commerce throughout the world; (2) develop our Paysafe Network and its various advantages and capabilities; and (3) differentiate our solutions, service quality and client relationships from the more traditional legacy payment vendors that sell increasingly commoditized products and services.

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

Smart Global Platform for Growth

We have built our integrated technology and risk management platforms into highly differentiated assets at the center of Paysafe, which provides us with powerful, distinct competitive advantages in the marketplace, including:

•
Powerful Technology and Data Management Capabilities—We developed a proprietary, cloud-based technology platform, Unity, with modular, next-generation capabilities delivered through a micro-services architecture. This provides us with a highly scalable, integrated, single point of access to our products and services and facilitates the customization and delivery of market-specific payment solutions that meet the requirements and purchasing preferences of local markets. Unity enables us to efficiently manage our solutions and other functions and quickly deploy new services to any market we target for expansion. In addition, Unity leverages a large and growing data lake and powerful analytics platform featuring a range of internally developed AI capabilities which provide us with unique insights into transaction flows, purchasing habits and trends within our payments ecosystem. This enables us to address the increasing demand from merchants for analytics and insights that will empower them to better understand their customers and design more productive consumer engagement strategies. Our massive data lake also contains valuable information on fast-growing areas of commerce and attractive demographic behaviors that we do not believe are well understood by traditional vendors;
•
Powerful Risk Management and Compliance Capabilities—In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. We have over 350 professionals in our compliance and risk teams and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion. Our proactive approach to these functions helps drive credibility with key constituents, including customers, partners, bank sponsors and regulators, making Paysafe the provider of choice in many specialized and complex verticals; and
•
Proven and Repeatable Expansion Playbook—We have successfully acquired and integrated 18 companies (including our acquisition in 2020 and 2021 which we continue to integrate) since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure, such as Unity, that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

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
•
Diversified Business and Portfolio of Clients—Our business is highly diversified from both a customer and geographic perspective. We conduct business in over 120 countries and territories and serve over 3.1 million active users in our digital wallets, 11 million active users in our eCash solutions and over 250,000 SMBs. In iGaming, our largest vertical, we serve around 1,500 operators globally.
•
Strong Global Banking Infrastructure—Paysafe leverages a network of nearly 70 commercial banks across 30 countries, with over 1,000 bank accounts in more than 30 currencies. We work with top tier institutions such as J.P. Morgan Chase, Bank of America, and BBVA, BMO and PNC as well as employ a network of regional and domestic banks across North America, the EMEA region, and Asia to augment our reach and serve our markets locally. In addition, nine large corporate and investment banks provide us with liquidity for our foreign exchange activities, with sizeable trading capacity.
•
Structural Economic Advantages—Due to the differentiated nature of our value proposition and superior client experiences, our business also has several structural economic advantages over traditional, legacy payment services. While our business requires more focus on risk management and product development to address the greater complexity of the markets that we serve, we typically don’t face the same competitive and pricing pressures that many other providers face who sell more traditional, increasingly commoditized services. As a result, our business generates an average revenue yield or take rate of 1.2% in 2021 on our transacted volume.
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
•
Significant Barriers to Entry—We have built a highly differentiated business with broad global capabilities that we believe are defensible and have significant barrier to entry. We believe it will be difficult for new entrants to replicate the combination of our (1) more than 20 years of deep domain expertise in digital commerce, (2) proprietary B2B and B2C capabilities, (3) highly specialized and vertical specific capabilities, (4) proprietary technology platform, (5) global risk management platform and regulatory compliance infrastructure and (6) global omni-channel reach with strong local capabilities. In addition, we believe our ability to successfully design, deploy, integrate and secure new solutions for merchants and consumers in complex, highly regulated markets is very difficult to replicate.
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

Our Growth Strategies

We will leverage the leadership, scale and competitive advantages of our leading digital solutions, global expertise and global platforms to grow our business around the world. Building upon our core foundations, we will continue to grow our business by:

•
optimizing our current operations to help our business and consumer clients transact more effectively;
•
innovating to create new solutions that reduce friction and unlock new areas for digital commerce to flourish;
•
and expanding into new markets and verticals.

In general, we have organized our growth and expansion initiatives around four key strategies. These are:

1.
Penetrate and Serve Our Large Client Base More Effectively

We will continue to generate new revenue and earnings growth from a series of initiatives that we have begun implementing to drive new volumes, revenue yield and operating efficiencies from our large, existing client base and operations. These include:

•
Enterprise-Wide Sales—we continue to focus on an enterprise-wide sales strategy and combined sales team. This enables us to offer our business clients all our solutions in a more integrated manner and through a single API rather than through discrete sales initiatives and service integrations. We believe this will enable us to monetize our client relationships more effectively by cross-selling our digital wallet, eCash and integrated & eCommerce solutions more efficiently, capturing greater volumes and increasing our revenue yield per client over time.
•
Global Gateway Convergence—we are connecting our leading, digital wallet gateway with our integrated & eCommerce services to provide a unified and more powerful gateway solution that supports our enterprise sales and enables our business clients to secure, authorize and execute different types of transactions through a convenient and seamless service experience. We believe this will enable us to capture greater volume opportunities and save operating and development costs from operating discrete gateway services.
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
•
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
•
Global Banking-as-a Service—we are leveraging our large and growing relationships with global banks to realize better execution and cost savings through the implementation of more efficient Banking-as-a-Service solutions that are better integrated with our technology platform and back-office functions; and
•
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
2.
Penetrate High-Growth and Profitable Verticals & Markets

We will continue to pursue new revenue and earnings growth opportunities through specific initiatives designed to expand our ecosystem and the reach of our Paysafe Network to capture greater digital commerce volumes from new clients in large and attractive verticals and markets. These initiatives include:

•
Increase Share in Existing Markets—We intend to increase our market share in key, high-growth verticals where we currently operate, such as iGaming, gaming, crypto, Remittances, Digital Trading, Property Management and Rentals, Wellness and Membership, Utilities and Subscriptions. To achieve these share gains, we will (a) continue marketing the advantages of our solutions across channels, (b) continue innovating to add vertical-specific functionalities that help drive new client adoption and (c) continue pursuing new distribution and partnerships. We will also pursue the same strategy in our US Acquiring segment, with a focus on growing our eCommerce volumes, growing our base of SMB merchants and ISV partners and growing our base of clients in specialized verticals, such as Petroleum stations, where we have differentiated sales and service capabilities.
•
Enter New Vertical and Geographic Markets—We intend to enter new verticals and geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. For example, our recent acquisition of SafetyPay solidifies our position in the Latin American market. Similarly, while we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately 3.1 million digital wallet active users and 11 million eCash active users to purchase goods and services online.
3.
Win in the Highly Attractive North America. iGaming Market

We will continue to leverage our privileged  position as the global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in North America iGaming. We believe the combination of our brand, breadth of solutions, our ability to serve both businesses and consumers, our ease of integration and our strong risk management and regulatory compliance provide us with powerful competitive advantages to capture additional market share.

4.
Pursue Strategic Acquisitions to Consolidate the Market

We will pursue acquisitions to gain access to strategically important technology, products and distribution, as well as to enter new markets or supplement our position in markets we currently serve. We have a demonstrated track record of growth through acquisitions as shown by our successful acquisition and integration of 18 companies since our foundation (including our acquisitions in 2020 and 2021 which we continue to integrate). Since the digital commerce market is still relatively fragmented and regional in nature, we believe there are a large number of potential acquisition opportunities to evaluate and consolidate around the world. For example, we believe there are over 170 specialized digital wallet solutions around the world and many of these lack significant scale and capabilities. However, they represent an opportunity for us to add specific features, distribution and active users which can be incorporated into our global digital wallet solutions. Similar to this, we believe there are attractive consolidation opportunities to add distribution, capabilities and client bases in eCash, Online, APMs and iGaming value-added services around the world.

Our Segments & Solutions

We offer a broad selection of B2B and B2C digital commerce solutions to online businesses, SMB merchants and consumers through our proprietary Paysafe Network. Our solutions are designed to reduce friction in digital and in-store channels and expand our clients’ payment alternatives, enabling them to conduct commerce more efficiently and effectively across our global footprint. While we manage our business holistically and in an integrated manner, we provide our solutions across two business segments to optimize our management of each. Our two reportable segments include (1) US Acquiring and (2) Digital Commerce, which consists of (a) Digital Wallet, which includes our global Skrill and NETELLER wallet solutions, (b) eCash Solutions, which includes our Paysafecash and paysafecard digital currency solutions and (c) Integrated & eCommerce Processing, which includes our Paysafe merchant acquiring services.

In the fourth quarter of 2021, we revised our reportable segments. Digital Commerce now includes the previous Digital Wallet and eCash Solutions segments along with Integrated eCommerce Solutions (“IES”) that was previously part of the Integrated Processing segment. Please refer to Note 21, Operating segments, within Item 18, Financial Statements for further details.

Overview by Segment

US Acquiring

Our US Acquiring segment is marketed under the Paysafe and Petroleum Card Services brands. We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 40 currencies through in store, online, or mobile channels. We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers in the United States. We offer customized processing solutions for key verticals including SMB retail, petroleum and SMB restaurants. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, online solutions, fraud and risk management tools, data and analytics, POS systems and merchant financing solutions. We service over 200k SMB merchants and over 150 ISV partners in the United States, which generate over 1.1 billion transactions annually. For the year ended 31 December 2021, this segment generated $78 billion of total payment volume, $650 million in revenue and $168 million in Adjusted EBITDA.

Digital Commerce

The Digital Commerce segment is the combination of our Digital Wallet, eCash and Integrated & eCommerce Solutions and services markets primarily in Europe, UK, North America and Latin America. Through our single API, we can offer our Digital Wallet, eCash and Integrated & eCommerce Solutions to customers through a single integration. Additionally, we believe we can leverage our position as a global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in North America iGaming. For the year ended December 31, 2021, this segment generated $44 billion of total payment volume, $837 million in revenue and $351 million Adjusted EBITDA.

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

Our digital wallets are an internet-based account used by merchants and consumers that enables account holders to send and receive funds instantly, conveniently and securely using a wide selection of funding options. Our digital wallets allow consumers to pay for goods and services online without exposing personal financial data, as well as to receive money from merchants, such as winnings from an internet-based gambling website or payments from an auction website. Our digital wallets support a wide selection of funding alternatives including close to 100 alternative payment method integrations, including cryptocurrency and is offered in over 120 countries, over 40 currencies and over 15 languages. The Money transfer feature allows Skrill wallet holder to transfer funds to over 35 countries. NETELLER has a significant presence and strong market share in emerging markets, including in Latin America and Asia. Our Skrill and NET+ Prepaid Mastercards are companion products enabling NETELLER and Skrill digital wallets active users to access and use stored funds anywhere that Mastercard products are accepted.

eCash Solutions

Our proprietary eCash solutions are marketed under the paysafecard and Paysafecash brands and also the viafintech, SafetyPay and PagoEfectivo brands following our recent acquisitions of these three companies. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. paysafecard and Paysafecash are available at approximately 700,000 locations in 50 countries worldwide and can be used to make purchases on over 2,800 online stores and online platforms, such as Amazon.

paysafecard is a prepaid eCash solution based on a prepaid voucher containing a 16-digit PIN code. Paysafecard vouchers are redeemable in more than 2,800 online shops. They are available in various denominations in each respective country’s local currency. Purchasers receive a secure 16-digit PIN code that is printed on a physical paper voucher. The PIN can also be uploaded to a digital paysafecard account, in which case online payments are made using a username and password.

Paysafecash is a bill payment eCash solution that enables users to shop online and then pay offline in cash to finalize the transaction. Paysafecash users submit a purchase order online and select Paysafecash as the payment method during checkout. The user receives a barcode transaction identifier that can be printed out, uploaded to a mobile phone, or into a digital wallet. The transaction is completed when the user makes a cash payment at a designated retail location authorized to accept Paysafecash by presenting the bar code identifier.

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

Integrated & eCommerce Solutions

Our Integrated & eCommerce Solution is targeted towards online merchants and software-integrated merchants within integrated payment capabilities for over 150 ISVs. We provide a comprehensive, full-featured Online toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant websites and social media platforms addresses the full range of online commerce requirements. We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant online sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible. Our solutions offer a highly flexible, feature-rich package, including: gateway connectivity,  shopping carts, tokenization and encryption, fraud and risk management and support a broad selection of payment alternative. Additionally, we offer seamless integrations into leading eCommerce platforms and multiple APMs to offer targeted, localized payment methods in key markets.

Our Distribution & Sales

We reach 14 million active user in more than 120 countries and over 250 thousand small businesses across North America, Latin America and Europe. In 2021, we generated approximately 49% of our revenue in North America, 39% in Europe and 12% in the rest of the world, based on the region where a transaction was initiated or the merchant location. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our two business segments. These sales strategies include:

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
•
Relationship & Call Center Sales—We have a direct sale force of 80 associates who build and develop relationships with larger merchants or respond to their inquiries via our dedicated sales centers that respond to calls or online inquiries. These sales personnel help businesses learn about our solutions and then will help configure a commercial solution for them from our suite of offerings.
•
Indirect Sales—We have built a network of resellers and partners, such as online portals, ISVs, Payment Facilitators and ISOs, who integrate our solutions into their own services or resell our solutions by utilizing their own salesforces or online marketing initiatives.
•
Online Resellers—We work with selected merchants and partners in specific verticals, such as iGaming and gaming, who promote our solutions or sell them in store.
•
paysafecard Distributors—We work with distribution partners in over 50 countries who distribute eCash products
•
paysafecard and Paysafecash across 700,000 distribution points-of-sale.
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
•
Independent Resellers—We work with independent resellers, such as agents, ISOs, referral partners or bank partners who typically resell our solutions and services to SMB merchants in North America for commissions, revenue share agreements or referral fees.

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

Our Customer Service & Support

We provide customer support services that have been designed to address the specific support issues of each of our two business segments. These include:

US Acquiring Support — We provide support through dedicated service centers in the North America and the UK. We support customers across a variety of channels including calls, email, chat and social media.

Digital Commerce Support — Our teams are trained and equipped with a broad range of tools including communication templates and a state-of-the-art knowledge base.

Unity—Our Global Technology Platform

Unity is a proprietary, cloud-based technology platform that we have developed to manage and power our omni-channel solutions around the world in a highly scalable and efficient manner. Our Platform-as-a-Service (“PaaS”) technology model was designed with a modular, micro-services architecture and a range of next-generation automation and AI capabilities. These enable us to develop and deploy our app-based solutions efficiently so they can be plugged into our ecosystem and rolled out quickly across our Paysafe Network to keep up with new innovations and revenue opportunities. Unity enables us to:

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
•
Analyze—Leveraging a large and growing data lake and powerful analytics platform featuring a range of internally developed AI capabilities that provide us with unique insights into transaction flows, purchasing habits and trends within our payments ecosystem. This enables us to address the increasing demand from merchants for analytics and insights that will empower them to better understand their customers and design more productive consumer engagement strategies;
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

The Unity platform is continuously updated with an average of 92 new features delivered every month using agile development methodologies and app-based solutions deployed by 243 developers in our technology organization. Combined, these features and attributes provide us with a range of operating advantages that we believe enable us to run our systems faster, more effectively and more efficiently, while optimizing our development resources to control our costs. This has enabled us to accelerate our migration to the cloud for nearly all of our core services, consolidating our digital wallets onto a single system and reducing our data centers to 4 physical sites and 2 cloud-based environments that are fully redundant and maintain a 99.99% uptime service level.

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
•
Transaction Encryption & Management—We have developed strong transaction security capabilities that enable us to secure and monitor transactions within our own wallet and digital currency networks and safely encrypt and decrypt transactions from third- party networks and alternative payment methods. We also provide automation technologies and transaction management tools to help identify and manage chargebacks and transaction reversals in a convenient and easy to use manner for our clients.
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

Payments Regulation

Various laws and regulations govern the global payments industry. In Europe, certain of our subsidiaries are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e-money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. Additionally, we are authorized by the CBI under the European

Communities (Electronic Money) Regulations 2011 for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services to support our Rapid Transfer service) and have completed the necessary passporting notifications to operate in other EEA jurisdictions. E-money means electronically (including magnetically) stored monetary value, as represented by a claim on the electronic money issuer, which (a) is issued on receipt of funds for the purpose of making payment transactions; (b) is accepted by a person other than the electronic money issuer; and (c) is not excluded by regulation. An e-money issuer is someone who issues and redeems electronic money and provides payment services in accordance with the Second Electronic Money Directive. In connection with the Skrill and NETELLER Cryptocurrency Services, we have also applied for registration as a cryptoasset business with the FCA. The FCA has not been able to assess and register all firms that have applied for registration by the deadline for registration of January 10, 2020, due to the complexity and standard of the applications received, and the pandemic restricting the FCA’s ability to visit firms as planned. As a result, the Skrill and NETELLER Cryptocurrency Services have been temporarily registered under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 as a cryptoasset business, pending the determination of our applications by the FCA. We have also applied for a similar registration with the CBI. Additionally, one of Paysafe’s subsidiaries is also licensed in Switzerland as a financial intermediary with supervised membership of the self-regulatory authority Treuhand Suisse.

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

Furthermore, certain of our subsidiaries are considered Foreign Money Service Businesses (“FMSBs”) under Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act and are therefore required to hold FMSB licenses with FINTRAC, the Canadian Regulator. These licensed subsidiaries are subject to record keeping and reporting requirements for all activity involving money transferring and foreign exchange dealing. These same subsidiaries are also licensed as money service businesses with Revenu Quebec and are subject to record keeping requirements for all money transfers and foreign exchange transactions involving Quebec residents.

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

Although we have the licenses and authorizations referred to above, our Digital Commerce segment issues e-money to customers in over 120 countries and territories, a majority in which we are not licensed as an e-money issuer. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis. Failure to comply with local regulations in these jurisdictions could also lead to examinations, inquiries and proceedings that could result in, among other things, fines, penalties, prohibitions on operating in jurisdictions or changes in business practices that may require us to incur substantial costs.

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

In order for our US Acquiring business to process and settle transactions for our merchants, we have entered into sponsorship agreements with banks that are members of the payment systems. Because we are not a “member bank” as defined by the major payment networks’ rules and standards, we are not permitted to access those networks directly; instead, we are required to access the payment networks through our sponsor banks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and BINs across the payment networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement directly and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

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

We have obtained Principal Membership designation from Mastercard Europe and Visa Europe to offer merchant acquiring services to merchants in the European Union. With the Principal Membership of Visa and Mastercard, Paysafe is able to act as the acquiring bank. This means that we are solely responsible for the adherence to the rules and standards of these payment networks, and it enables us to route transactions under our own payment network licenses to authorize and clear transactions. Under our payment network licenses, we are allowed to perform funds settlement directly to merchants. In addition, our European payment processing business has similar relationships with sponsor banks in order to access other European payment networks.

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

For the year ended December 31, 2021, we derived approximately 36% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

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

Regulatory Change: Trends and Outlook

Although the general trend in gambling regulation over the last ten years has been to seek to restrict the activities of online-based operators, in the EU this has generally resulted in a move towards controlled regulation, rather than absolute prohibition. For example, the regimes in Italy and France have both moved away from state-run monopoly-based markets to controlled regulation and Germany has moved from prohibition to controlled regulation. Not all regimes license all types of gambling products. Changes in the regulation of online gambling in the markets described above and elsewhere may impact us both positively (where the markets are liberalized or become regulated) and negatively (where markets are restricted or become prohibited). See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

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

Our total research and development expense for the year ended December 31, 2021 was $8,574.

Competition

The global payments industry is highly competitive, rapidly changing, highly innovative and increasingly subject to regulatory scrutiny and oversight. We compete against a wide range of businesses, including businesses that are larger than we are, have a dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes than we can. We compete against all forms of payments, including credit and debit cards; automated clearing house and bank transfers; other online payment services, local alternative payment methods, and digital wallets; mobile payments; cryptocurrencies and distributed ledger technologies; and offline payment methods, including cash and check. We also compete against banks, merchant acquirers, and third-party payment processors, including Chase Merchant Services, Bank of America Merchant Services, Wells Fargo Merchant Services, U.S. Bank’s Elavon division, Fiserv, FIS, Global Payments, PayPal and Square. We compete primarily on the basis of brand recognition; distribution network and channel options; convenience; variety of payment methods; product and service offerings; customer service for both consumers and merchants; trust and reliability; speed; data protection and security; price; and innovation.

Employees

As of December 31, 2021, we had approximately 3,500 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of the Company is located at 25 Canada Square, 27th Floor, London, United Kingdom, E14 5LQ. Our London lease expires on September 3, 2025. We also lease a number of operations, business, data center and sales offices and facilities which include 19 offices in 10 countries and 4 data centers in 3 countries. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Seasonality

Our business is subject to seasonal influences. Our eCash and US Acquiring businesses historically experience increased activity during the traditional holiday periods and around other nationally recognized holidays. Our Digital Wallet and eCash businesses experience increased activity based on the occurrence and timing of major sporting events.

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

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited f/ka/Foley Trasimene Acquisition Corp. II, Richard N Massey, Bryan D. Coy, Philip McHugh and Ismail (Izzy) Dawood, was filed in the United States District Court for the Southern District of New York, naming among others the Company, our Chief Executive Officer and our Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, and allege that the Company and individual defendants made false and misleading statements to the market regarding the Company’s financial outlook in light of gambling regulations in key European markets, performance challenges in the company’s Digital Commerce segment and the modified scope and timing of new eCommerce customer agreements. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants filed false financial statements, misled the public and induced the public to buy shares. On January 21, 2022, a related complaint was brought by John Paul O’Brien also in the Southern District of New York which additionally named William P. Foley II as a defendant. We expect these complaints to be consolidated. The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020 and November 10, 2021.

We believe that the allegations contained in the complaint are without merit and intend to defend the complaint vigorously. We cannot predict at this point the length of time that this action will be ongoing or the liability, if any, which may arise therefrom.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon our financial position, results of operations or cash flows.

C. Organizational Structure

Paysafe Limited was incorporated by PGHL under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Transaction and became the parent company of the combined business following the consummation of the Transaction, which was consummated on March 30, 2021. A list of the significant subsidiaries of the Company is included in Exhibit 8.1 to this Report.

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” are party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” set forth in this report, pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 50% of the outstanding voting securities of the Company. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Item 7.A. Major Shareholders” and “Item 8.A. Consolidated Statements and Other Financial Information—Unaudited Pro Forma Combined Financial Information” for additional information.

D. Property, Plants and Equipment

“Item 4.B. Information on the Company—Business Overview—Properties” for additional information

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

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2021, compared to the fiscal year ended December 31, 2020, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2020, compared to the fiscal year ended December 31, 2019, unless otherwise noted, can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.paysafe.com/regulatory-filings.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

A. Operating Results

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $122 billion in volume processed in 2021 and $101 billion processed in 2020, generating $1.5 billion and $1.4 billion in revenue in 2021 and 2020, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower 14 million active users in more than 120 countries and over 250,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as US Acquiring solutions for SMBs and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 80 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital commerce solutions to different end markets: our US Acquiring Segment and our Digital Commerce Segment.

In the fourth quarter of 2021, we revised our reportable segments, which are the same as our operating segments, as a result of a change in our Chief Operating Decision Maker (“CODM”) and how our CODM regularly reviews financial information to allocate resources and assess performance. Our new reportable segments are US Acquiring and Digital Commerce. The Company had historically operated, and was organized, as three separate segments, Integrated Processing, Digital Wallet and eCash Solutions. Digital Commerce includes the previous Digital Wallet and eCash Solutions segments along with Integrated eCommerce Solutions (“IES”) that was previously part of the Integrated Processing segment. The prior-year information has been restated to reflect this change.

US Acquiring: US Acquiring is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Commerce: Our Digital Commerce is marketed under multiple brand names including the NETELLER, Skrill, Paysafecard, Paysafecash, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The Paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. These solutions are available at 700,000 locations in 50 countries worldwide.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” in this Report.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has caused, and is likely to result in further disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our Existing Revolving Credit Facility. We subsequently repaid all outstanding borrowings under our Existing Revolving Credit Facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s future financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. These effects contributed in part to the impairment of intangible assets in the US Acquiring and Digital Commerce segments for the year ended December 31, 2020 of $109,047 and $21,373, respectively, and an increase in credit losses. While our Digital Commerce business is showing recovery specific to sporting events which have resumed, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting altogether sporting events, our Digital Commerce business could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our Digital Commerce segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. The impact on the US Acquiring segment directly correlates with economic recoveries and contractions which we expect to continue. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

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

Public company costs

As a result of the Transaction, we have started to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that have not been applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

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

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) as described in Note 2, Reorganization and Recapitalization (the "Transaction"), within Item 18, Financial Statements included elsewhere in this Report based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / (expense), net” within the Consolidated Statements of Comprehensive Loss. It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our Consolidated Statements of Comprehensive Loss in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the Consolidated Statements of Comprehensive Loss.

Recent Company Initiatives and Events

Recent events

The Transaction was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols PSFE and PSFE.WS, respectively. Refer to Note 2, Reorganization and Recapitalization (the "Transaction"), within Item 18, Financial Statements included elsewhere in this Report for further information.

Recent acquisitions

During 2021, the Company completed the following acquisitions. These acquisitions were accounted for as business combinations and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition. These acquisition were not considered material business combination individually, but were considered material in the aggregate.

•
In March 2021, the Company completed the acquisition of International Card Services (“ICS”) with the goal of furthering the expansion of US Acquiring in the United States as well as obtaining new merchants. The consideration transferred included cash and additional contingent consideration to be paid in future periods based on the achievement of earnings targets.
•
In August 2021, the Company completed the acquisition of Orbis Ventures S.A.C. (“PagoEfectivo”) with the goal of furthering the expansion of alternative payment methods in Latin America as well as creating additional revenue opportunities for the Digital Commerce segment. The consideration transferred included cash and deferred consideration.
•
In August 2021, the Company also entered into a definitive agreement to acquire ViaFintech with the goal of furthering the expansion of alternative payment methods in the German market, as well as creating additional revenue opportunities for the Digital Commerce segment. The consideration transferred included cash and additional contingent consideration to be paid in future periods based on the achievement of earnings targets.

In August 2020, the Company completed the acquisition of Openbucks to accelerate the expansion of Digital Commerce in the United States as well as benefit from certain partnerships with retailers. The consideration transferred included cash and additional contingent consideration to be paid in future periods based on the achievement of earnings targets. The operating results of the acquisition have been included in the Company's consolidated financial statements since the respective date of acquisition. The effects of the business combination were not material to the Company's consolidated results of operations.

Refer to Note 14, Business Combinations, within Item 18, Financial Statements elsewhere in this Report for further information.

Recent dispositions

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company. The total consideration consists of cash consideration of $47,098 paid upon completion of the disposition and contingent consideration, of which $7,930 had been earned and paid prior to December 31, 2021. The remainder of the receivable is contingent upon the future financial performance of Payolution GmbH, as well as certain operational achievements. The remaining consideration for financial performance conditions will be due in the second quarter of the year ended December 31, 2022.

Components of Our Operating Results

Revenue

Revenue consists primarily of fees derived from transaction processing services through two main lines of business: US Acquiring and Digital Commerce. Substantially all of our US Acquiring revenue stream is earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Commerce revenue streams are almost entirely derived from charging merchants fees for allowing payments on their platforms using our services or from charging customers on a transactional basis for using our services.

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

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) consists primarily of the cost of transaction processing systems through two main lines of business: US Acquiring and Digital Commerce. Cost of services (excluding depreciation and amortization) for US Acquiring consists primarily of merchant residual payments to our network of independent sales organizations, as well as other fees incurred by the Company in the processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in this segment, which are presented net within revenue. Cost of services (excluding depreciation and amortization) for Digital Commerce consists primarily of commission paid to distributors, and the costs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions. These expenses exclude any depreciation or amortization, which is described below.

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

Other (expense)/income, net

Other (expense)/income, net consists primarily of foreign exchange gains and losses, capital raising costs, and fair value movement in contingent consideration receivable, derivative instruments and warrants.

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

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For US Acquiring: Credit card and debit card transactions
•
For Digital Commerce: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard, and vouchers redeemed at merchants transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

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

The following table sets forth our gross dollar volume and take rate for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$78,028	$44,325	$122,353
Take Rate	0.8%	1.9%	1.2%

	For the year ended December 31, 2020
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$57,884	$42,783	$100,667
Take Rate	1.1%	1.9%	1.4%

	Increase / (Decrease) - 2021 vs 2020
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$20,144	$1,542	$21,686
Take Rate	(0.3)%	0.0%	(0.2)%

(1) During 2021, we revised our methodology for calculating volumes. Prior periods have been adjusted to reflect this revised methodology for comparative purposes.

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

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transactions that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

For the year ended December 31, 2021, Adjusted EBITDA excludes the impact of share based compensation expense. No share based compensation expense was recognized for the years ended December 31, 2020 and 2019.

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

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table sets forth our results of operations for the years ended December 31, 2021 and 2020:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2021	2020	$	%
Revenue	1,487,013	1,426,489	60,524	4.2%
Cost of services (excluding depreciation and amortization)	599,778	534,823	64,955	12.1%
Selling, general and administrative	545,107	465,897	79,210	17.0%
Depreciation and amortization	261,372	268,166	(6,794)	(2.5)%
Impairment expense on intangible assets	324,145	130,420	193,725	148.5%
Restructuring and other costs	25,883	20,640	5,243	25.4%
Gain on disposal of subsidiaries and other assets, net	—	(13,137)	13,137	-100.0%
Operating income	(269,272)	19,680	(288,952)	(1468.3)%
Other income / (expense), net	239,661	(40,805)	280,466	(687.3)%
Interest expense, net	(165,827)	(164,788)	(1,039)	0.6%
Loss before taxes	(195,438)	(185,913)	(9,525)	5.1%
Income tax benefit	(85,110)	(59,199)	(25,911)	43.8%
Net loss	(110,328)	(126,714)	16,386	(12.9)%
Less: net income attributable to non controlling interest	626	1	625	62500.0%
Net loss attributable to the Company	(110,954)	(126,715)	15,761	(12.4)%

Revenue

Revenue increased by $60,524, or 4.2%, to $1,487,013 for the year ended December 31, 2021 from $1,426,489 for the year ended December 31, 2020. The increase was driven by $39,048, or 6.4%, additional revenue in our US Acquiring segment due to higher volumes driven by economic recovery in 2021 as a result of easing of COVID-19 related lockdowns and increased customer confidence, as well as an increase of $21,476, or 2.6%, in our Digital Commerce segment mainly due to sports betting following the COVID-19 impact on sporting events in 2020. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $64,955, or 12.1%, to $599,778 for the year ended December 31, 2021 from $534,823 for the year ended December 31, 2020. The increase is largely attributable to an increase of $56,912, or 21.0%, in our US Acquiring segment due to the increase in volume and revenue as noted above, coupled with an increase in fees paid to ISO partners because of a change in revenue mix, as well as an increase of $8,043, or 3.1%, in our Digital Commerce segment due to the increase in revenue and volumes noted above.

Selling, general and administrative

Selling, general and administrative expenses increased $79,210, or 17.0%, to $545,107 for the year ended December 31, 2021 from $465,897 for the year ended December 31, 2020. This movement is primarily driven by shared based compensation of $101,770 as well as an increase in personnel-related costs of $13,813 due to an increase in headcount resulting from investments in certain critical functions, such as risk, compliance, and finance. This increase is partially offset by a reduction in credit losses of $39,115 due risk measures taken coupled with the disposition of PayLater GmbH in 2020 as well as lower sales taxes.

Depreciation and amortization

Depreciation and amortization decreased $6,794, or 2.5%, to $261,372 for the year ended December 31, 2021 from $268,166 for the year ended December 31, 2020. This decrease was primarily attributable to the impact of the impairment on intangible assets recognized during the year-ended December 31, 2020 and 2021, partially offset by the impact of additions to intangible assets in the same period.

Impairment expense on intangible assets

Impairment expense on intangible assets increased by $193,725, or 148.5%, to $324,145 for the year ended, December 31, 2021 from $130,420 for the year ended December 31, 2020. For the year ended December 31, 2021, a majority of the impairment expense relates to the Digital Commerce segment, as a result of decreased revenue associated with certain legacy merchant relationships as well as reduced future forecasted cash flows associated with these merchants. The reduction was due to changes in expected merchant mix resulting from new strategic initiatives within the segment. For the year ended December 31, 2020, the Company recognized an impairment loss for certain software development and customer relationships resulting from the deterioration in their forecasted cash flows, as well as higher than anticipated merchant and consumer attrition rates due, in part, to the impact of COVID-19 in both reportable segments.

Restructuring and other costs

Restructuring and other costs increased $5,243, or 25.4%, to $25,883 for the year ended December 31, 2021 from $20,640 for the year ended December 31, 2020. The increase was primarily driven by acquisition costs for PagoEfectivo, ViaFintech and SafetyPay, coupled with additional costs triggered by the IPO event, resulting in a combined increase of $9,673 compared with the year ended December 31, 2020. In addition, we undertook several restructuring projects across the group, during the year ended December 31, 2021, including the closure of the Calgary office and transfer of associated roles to the Sofia shared service center, resulting in an increase of $3,807 compared with the year ended December 31, 2020. The increase was offset, in part, by a decrease in strategic transformation costs and Brexit and litigation spend.

Gain on disposal of subsidiaries and other assets, net

The Company did not incur any gain or loss on disposal of subsidiaries and other assets, net for the year ended December 31, 2021. Gain on disposal of subsidiaries and other assets, net was $13,137 for the year ended December 31, 2020 which was related to the disposal of Payolution GmbH, an indirect subsidiary of the company.

Other income / (expense), net

Other income / (expense), net increased $280,466, or 687.3%, to an income of $239,661 for the year ended December 31, 2021 from an expense of $40,805 the year ended December 31, 2020. The increase in other income / (expense), net was primarily driven by a fair value gain on the Company’s warrant liabilities of $222,611, as well as an increase in fair value gain on derivative financial instruments from a loss of $22,463 to a gain of $8,585 and an increase in foreign exchange gain/(loss) from a loss of $19,280 to a gain of $7,122.

Interest expense, net

Interest expense, net increased slightly by $1,039, or 0.6%, to $165,827 for the year ended December 31, 2021 from $164,788 for the year ended December 31, 2020. The increase in interest expense, net was due to the acceleration of the amortization of capitalized debt issuance costs of $62,262, resulting from the partial repayment of the Company’s borrowings on March 31, 2021 and the release of capitalized debt fees on fully repaid loans in June 2021, as a result of debt refinancing. This was largely offset by the decrease in interest expense of $60,129 as a result of the debt refinancing.

Income tax benefit

The income tax benefit was $85,110 for the year ended December 31, 2021 compared to $59,199 for the year ended December 31, 2020. This resulted in an effective tax rate of 43.5% for the year ended December 31, 2021 and 31.8% for the year ended December 31, 2020. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2021 compared to 2020 primarily arises as a result of non-taxable gains on warrants issued by Paysafe Limited, impact of adjustments relating to prior years and the impact of the UK statutory tax rate increasing from 19% to 25% effective from April 1, 2023. A reconciliation between the statutory income tax rate and the income tax (benefit) provision reported in the Consolidated Statements of Comprehensive Loss is summarized in Note 4, Taxation, within Item 18, Financial Statements included elsewhere in this Report.

Net loss

Net loss decreased by $16,386, or 12.9%, to a net loss of $110,328 for the year ended December 31, 2021 from a net loss of $126,714 for the year ended December 31, 2020. This decrease in net loss was primarily driven by the increase in other (expense)/income and income tax benefit, partly offset by the increase in selling, general, and administrative and impairment expense on intangible assets and the decrease in gain on disposal of a subsidiary and other assets, net.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased by $18,129, or 4.3%, to $443,898 for the year ended December 31, 2021 from $425,769 for the year ended December 31, 2020. This was driven by an increase in revenue and cost of services (excluding depreciation and amortization) as described above, as well as a decrease in credit losses of $39,115, partially offset by increased personnel related cost of $13,813. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net loss to Adjusted EBITDA is as follows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
(U.S. dollars in thousands)	2021	2020
Net Loss	$(110,328)	$(126,714)
Income tax benefit	(85,110)	(59,199)
Interest expense, net	165,827	164,788
Depreciation and amortization	261,372	268,166
Share based compensation	101,770	—
Impairment expense on intangible assets	324,145	130,420
Restructuring and other costs (1)	25,883	20,640
Gain on disposal of subsidiaries and other assets, net	—	(13,137)
Other (income) / expense, net (2)	(239,661)	40,805
Adjusted EBITDA	$443,898	$425,769

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the year ended December 31, 2021, restructuring costs amounted to $10,647. Other costs primarily consisted of acquisition and IPO related costs. For the year ended December 31, 2020, restructuring and strategic transformation costs amounted to $12,571. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.
(2)
As noted above, other (income)/expense, net, consists primarily of foreign exchange gains and losses, capital raising costs, and fair value movement in contingent consideration receivable, derivative instruments and warrants. For the year ended December 31, 2021, other expense, net includes gain of warrant liabilities of $222,611 gain on foreign exchange of $7,122, fair value gain on contingent consideration receivable of $13,443, fair value gain on derivative instruments of $8,585 and other costs of $12,100. For the year ended December 31, 2020, other expense, net includes loss on foreign exchange of $19,280, fair value gain on contingent consideration receivable of $9,831, fair value loss on derivative instruments of $22,463 and interest expense, net, on related party balances of $1,554, together with other costs of $7,339.

Analysis by Segment

We operate in two operating segments: US Acquiring and Digital Commerce. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the Chief Operating Decision Maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Our results by operating segment for the year ended December 31, 2021 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	$649,764	$837,249	$—	$1,487,013
Adjusted EBITDA(1)	$167,584	$351,384	$(75,070)	$443,898

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the year ended December 31, 2020 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	$610,716	$815,773	$—	$1,426,489
Adjusted EBITDA(1)	$179,077	$319,300	$(72,608)	$425,769

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	$39,048	$21,476	$—	$60,524
Adjusted EBITDA(1)	$(11,493)	$32,084	$(2,462)	$18,129

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

US Acquiring

Revenue increased by $39,048, or 6.4%, to $649,764 for the year ended December 31, 2021 from $610,716 for the year ended December 31, 2020. This increase was due to economic recovery in relation to COVID-19 and an associated increase in volumes year-on-year.

Adjusted EBITDA decreased by $11,493, or 6.4%, to $167,584 for the year ended December 31, 2021 from $179,077 for the year ended December 31, 2020. This decrease in adjusted EBITDA was largely due to increased cost of services (excluding depreciation and amortization) of $56,912 and increased personnel costs of $5,250. The increased cost of services (excluding depreciation and amortization) was driven by the increase in volumes as noted above as well as an increase in fees paid to ISO partners due to changes in revenue mix. These increased costs were partially offset by the increase in revenue noted above and a reduction in credit losses of $15,942.

Digital Commerce

Revenue increased by $21,476, or 2.6%, to $837,249 for the year ended December 31, 2021 from $815,773 for the year ended December 31, 2020. This increase was primarily due to increased volumes year-on-year driven by the negative impact of COVID-19 on sports betting in 2020, partly offset by the negative impact of certain changes in regulatory requirements on the year ended December 31, 2021.

Adjusted EBITDA increased by $32,084, or 10.0%, to $351,384 for the year ended December 31, 2021 from $319,300 for the year ended December 31, 2020. This increase was largely due to the increase in revenue noted above as well as a decrease in credit losses of $23,173 due to the disposition of PayLater GmbH and lower legal and professional fees of $6,711. These decreased costs were partially offset by an increase in personnel costs of $18,889 and an increase in cost of services (excluding depreciation and amortization) of $8,043 primarily driven by the increase in volume as noted above.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $2,462, or 3.4% to a loss of $75,070 for the year ended December 31, 2021 from a loss of $72,608 for the year ended December 31, 2020. This change in Adjusted EBITDA was primarily driven by the directors and officers insurance subsequent to the Transaction as well as increase in corporate professional fees.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, both of the Company’s US Acquiring and Digital Commerce businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Commerce experienced increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

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

As of December 31, 2021, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $18.2 million unfavorable impact on net loss and a decrease of 100 basis points would result in a $18.2 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

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

As of December 31, 2021, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.3 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

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

Settlement receivables primarily relate to receivables from third party payment institutions arising in both our US Acquiring and Digital Commerce businesses, as well as receivables from distribution partners arising in our Digital Commerce business. These receivables are closely monitored on an ongoing basis. The Digital Commerce business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

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

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the new revolving credit facility as of December 31, 2021 was $28,423. As of December 31, 2020, we had no draw downs on our former credit facility.

As of December 31, 2021 and 2020, the total principal amount of our external borrowings was $2,794,108 and $3,331,909. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the years ended December 31, 2021 and 2020.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of December 31, 2021 and 2020, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2021 and 2020, we had $313,439 and $387,616 in cash and cash equivalents. Furthermore, we had $276,577 available under our $305,000 New Revolving Credit Facility as of December 31, 2021. We had $225,000 available under our former Revolving Credit Facility as of December 31, 2020.

In connection with the Transaction, we underwent a series of transactions that impacted our financial position and overall liquidity profile. This included the cash consideration for the Pi Jersey acquisition of $2,448,799, debt repayment of $1,155,743 in connection with the Transaction and payment of transaction costs of $151,722. These transactions were offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from private placement (“PIPE Investment”).

We have various contractual obligations in the normal course of our operations and financing activities. Our most significant contractual obligations relate to the principal outstanding amount of the Company’s debts, including interest payments, and operating lease obligations. For further information on these contractual obligations, see Note 9, Debt, and Note 18, Leases, within Item 18, Financial Statements included elsewhere in this Report.

As discussed in Note 4, Taxation, within Item 18, Financial Statements as of December 31, 2021 the Company has $16,744 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities.

During the years ended December 31, 2021, 2020 and 2019, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

In addition to our cash and cash equivalents on our Consolidated Statements of Financial Position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

For further discussion regarding our debt facilities, refer to Note 9, Debt, within Item 18, Financial Statements.

Cash Flow

The following table presents the summary consolidated cash flow information for the period presented.

	For the year ended December 31,
(U.S. dollars in thousands)	2021	2020
Net cash flows provided by operating activities	$224,468	$409,109
Net cash flows used in investing activities	(411,269)	(51,222)
Net cash flows provided by (used in) financing activities	483,281	(75,469)
Effect of foreign exchange rate changes	(88,614)	99,073
Increase in cash and cash equivalents, including customer accounts and other restricted cash	$207,866	$381,491

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

The amounts of these balances in our Consolidated Statements of Financial Position as of December 31, 2021 and 2020 are summarized in the table below.

	For the year ended December 31,
(U.S. dollars in thousands)	2021	2020
Customer accounts and other restricted cash	1,658,279	1,376,236
Settlement receivables, net of allowances for doubtful accounts	149,852	223,083
Funds payable and amounts due to customers	1,400,057	1,552,187

Net cash flows provided by operating activities decreased by $184,641 to an inflow of $224,468 for the year ended December 31, 2021 from an inflow of $409,109 for the year ended December 31, 2020. The key reason for the decrease is due to the cash outflow from the movement in funds payable and amounts due to customers of $95,890 for the year ended December 31, 2021, from an inflow of $135,037 for the year ended December 31, 2020. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the year ended December 31, 2021, net cash flows provided by operating activities of $224,468 primarily consists of a net loss of $110,328 adjusted for non-cash items of $461,045, largely driven by depreciation and amortization of $261,372 and impairment expense on intangible assets of $324,145, offset by other income, net of $232,539. This was partly offset by cash outflows of $126,249 in working capital mainly relating to movements in funds payable and amounts due to customers of $95,890.

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

Investing Activities

Net cash used in investing activities increased $360,047 to $411,269 for the year ended December 31, 2021 from $51,222 for the year ended December 31, 2020. This increase is primarily attributed to net cash outflow on acquisition of subsidiaries of $263,520 for the year ended December 31, 2021, from an outflow of $9,180 for the year ended 31 December, 2020. This is further driven by an increase in purchases of merchant portfolios and other intangible asset for the year ended 31 December, 2021, as well as a net cash inflow on disposal of subsidiaries of $44,877 relating to the disposal of Payolution GmbH for the year ended 31 December, 2020.

Financing Activities

Net cash provided by / (used in) financing activities increased $558,750 to an inflow of $483,281 for the year ended December 31, 2021 from an outflow of $75,469 for the year ended December 31, 2020. This increase primarily resulted from net cash inflow from reorganization and recapitalization, partially offset by the net impact of repayments of the Company’s borrowing facilities, including its revolving credit facility. The net cash inflow from reorganization and recapitalization was $1,167,874 for the year ended December 31, 2021. Borrowings and repayments on all facilities were $3,562,112, and ($4,033,206), respectively, for the year ended December 31, 2021 and $624,348 and ($690,221), respectively for the year ended December 31, 2020.

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

C. Research and Development, patents and licenses, etc.

For further discussion regarding research and development refer to Item 4.B. Information on the Company—Business Overview, and Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within Item 18, Financial Statements.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions

E. Critical Accounting Estimates

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

Business Combinations

The valuation of assets acquired in a business combination requires the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are amortized and goodwill. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing acquired assets and assumed liabilities include but are not limited to:

•
Future expected cash flows;
•
Historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;
•
Expected use of acquired assets; and
•
Discount rates

When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We engage outside experts as deemed necessary or appropriate to assist in the calculation of the liability, however management is responsible for evaluating the estimate. We measure our contingent liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy. We reassess the estimated fair value of the contingent consideration each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations. In the current year, the Company completed three business combinations resulting in $129,036 of intangible asset additions and $216,120 of goodwill.

Revenue Recognition

Application of the accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting.

An area of significant judgment for the Company is the determination of the principal agent consideration. For the Company’s US Acquiring segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its US Acquiring segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

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

Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

We utilize a combination of aging and probability of default methods to develop an estimate of credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, merchant risk profiles, and relevant macro-economic factors. Determining the appropriate current expected credit loss allowance is an inherently uncertain process requiring significant judgment and ultimate losses may vary from the current estimates. More specifically, a significant change in the estimate of the probability of default or loss given default for financial guarantee contracts could result in a material change to the allowance. While there has not been a significant change in assumptions during the year, the allowance for credit losses and associated credit loss expense has declined due to factors described in further detail in Note 8, Allowance for credit losses, of Item 18, Financial Statements.

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

Goodwill

Goodwill is tested for impairment at least annually at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions which require significant judgment.

The key assumptions include cash flow growth, discount rate and exit multiples. Cash flow growth is based on management estimates of future outcomes considering past experience and market participant assumptions. The exit multiples are determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Discount rate assumptions are based on determining a cost of debt and equity, followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. The impairment test results are corroborated by comparing to an alternative market approach.

The estimated fair value of each reporting unit exceeded its carrying value as of the latest goodwill impairment test date. The reporting units with a fair value not substantially in excess of their carrying value included US Acquiring (within the US Acquiring segment), IES and Digital Wallet (within the Digital Commerce segment), which had goodwill balances of $1,525,135, $271,456, and $1,005,699, respectively as of December 31, 2021. The percentage by which the fair value of the US Acquiring, IES and Digital Wallet reporting units exceeded the carrying value is 14%, 17%, and 12% , respectively based on the most recent goodwill impairment analysis performed.

Changes in assumptions or circumstances, including increases in the discount rate, decreases in the exit multiple or a sustained decline in our stock price, could result in a material impairment of goodwill in future periods. A 1% increase in the discount rate would reduce the excess fair value within the US Acquiring, IES and Digital Wallet reporting units to 10%, 12% and 7%, respectively. A 1x decrease in the exit multiple would reduce the excess fair value within the US Acquiring, IES and Digital Wallet reporting units to 8%, 10% and 6%, respectively.

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

Fair values are determined based on a discounted cash flow analysis. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Key assumptions often include revenue growth rate, EBITDA margin, attrition rates, royalty rates, estimated useful-lives and discount rates. These valuations are considered to be Level 3 in the fair value hierarchy due to the inputs often being unobservable.

For the years ended December 31, 2021 and 2020, intangible asset impairments of $324,145 and $130,420 were recognized within the US Acquiring and Digital Commerce segments. Failure to achieve expected cash flows due to higher than estimated attrition, obsolescence or other factors may result in additional material impairments of intangible assets in future periods.

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

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within Item 18, Financial Statements appearing elsewhere in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of March 15, 2022.

Name	Age	Position
Philip McHugh	50	Chief Executive Officer and Director
Ismail (Izzy) Dawood	50	Chief Financial Officer
Roy Aston	43	Chief Information Officer
Chi Eun Lee	52	Executive Vice President & Chief of Staff
Udo Mueller	47	Chief Executive Officer, paysafecard
Chirag Patel	47	Chief Executive Officer, Digital Wallet
Paulette Rowe	55	Chief Executive Officer, Integrated & Online Solutions
Richard Swales	50	Chief Risk Officer
Nick Walker	48	Chief Human Resources Officer
Elliott Wiseman	48	General Counsel & Chief Compliance Officer
Afshin Yazdian	49	Chief Executive Officer, U.S. Acquiring
Zak Cutler	33	Chief Executive Officer, iGaming North America
Daniel Henson	61	Chairman of the Board of Directors
Mark Brooker	50	Director
Matthew Bryant	38	Director
Anthony Jabbour	54	Director
Dagmar Kollmann	57	Director
Jonathan Murphy	38	Director
James Murren	60	Director
Eli Nagler	36	Director
Peter Rutland	43	Director
Hilary Stewart-Jones	60	Director

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

Chirag Patel has been our Chief Executive Officer, Digital Wallet since September, 2021. Chirag Patel is an international payments executive with over 20 years’ experience gained in a diverse range of roles for well-known, global organizations. Prior to joining Paysafe, he worked for Santander Group where he was Global Head of Payments. Before Santander, Chirag was Head of Payments, Europe and International Expansion at Amazon from May 2015 to April 2018 where he owned the tech giant’s long-term vision and end-to-end roadmap for emerging payment technologies as well as European payment acceptance and international payment expansion. Before Amazon, he held senior executive roles in payments and financial services for other well-known financial institutions including Softcard (acquired by Google), American Express Services Europe Limited and Merchant Services Group Int.

Paulette Rowe has served as our Chief Executive Officer, Integrated & Online Solutions since January 2020 and is also responsible for oversight of our Digital Commerce segment. Prior to joining Paysafe, Ms. Rowe served as Head of Payments and Financial Services Partnerships for Facebook from July 2018 to January 2020. Prior to that, Ms. Rowe served as Managing Director, Barclaycard Payment Solutions at Barclaycard from October 2012 to June 2018. Prior to joining Barclaycard, Ms. Rowe served as Strategy Director of NBNK Investments plc, London from January 2011 to August 2012. Ms Rowe was a member of the Retail Banking Executive at the Royal Bank of Scotland Group and held various senior roles over seven years including CEO, European Consumer Finance and Managing Director, NatWest Retail Banking. Ms. Rowe is a Non-Executive Director of FTSE 100-listed United Utilities Group plc. She also served as Trustee and former Chair of the Mayor’s Fund for London from 2009 to 2017. Ms. Rowe holds an MBA from INSEAD and a Master’s degree in Mechanical Engineering, Manufacture and Management from the University of Birmingham.

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

Zak Cutler has been our Chief Executive Officer, iGaming North America since August, 2021. Prior to joining Paysafe, he worked at Jackpocket from 2017 to 2021 as Vice President Product & Strategy. Prior to Jackpocket, Mr. Cutler led Product Management for DraftKings from 2015 to 2017. Mr. Cutler graduated from Bentley University.

Daniel Henson has served as a member of the Company Board since 2022. Mr. Henson currently serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area. He also serves as a Director of Alight Solutions. Previously, Mr. Henson served as non-executive chairman of Tempo Holdings until its merger and subsequent listing as Alight Inc in July of 2021. He also served as non-executive chairman of Exeter Finance, a leading auto finance company headquartered in Irving, TX. Previously, Mr. Henson served as a Director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of a number of GE Capital’s financial services businesses in the U.S. and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a B.B.A. in Marketing from George Washington University.

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mark spent 17 years in investment banking working for the likes of Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mark also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of Findmypast, a leader in online genealogy, where he is Chairman; Future PLC, a global platform for specialist media and member of the FTSE250; and Seedrs, a digital fund-raising platform for early-stage businesses. He also recently served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021. Mark holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

Matthew Bryant has served as a member of the Company Board since 2019. Mr. Bryant has served as a Managing Director at CVC since June 2019. Previously, he was an investor at Bain Capital from May 2009 until April 2019. Prior to that, he was a Senior Associate Consultant at L.E.K. Consulting. Mr. Bryant holds a master’s degree in Physics from the University of Oxford.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has served as the Chief Executive Officer of Black Knight, Inc. since April 2018 and has served as a director since May 2018. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet and its predecessors since February 2019. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December2015 through December2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollman has served as a member of the Company Board since 2021. Ms. Kollman is Chairperson of Citigroup Global Markets Europe AG. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Dagmar is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published. Previously, Dagmar was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Dagmar worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” She holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. While at Francisco Partners, Mr. Murphy was involved in the firm’s investments in Civitas Learning, Dynamo Software, eFront ,Lucid works and Operative. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

James J. Murren has served as a member of the Company Board since 2021. Mr. Murren was appointed to lead the Nevada COVID-19 Response, Relief and Recovery Task Force on March 22nd, 2020 by Governor Steve Sisolak. He served on the National Infrastructure Advisory Council from December of 2013 to September of 2020, and has been a member of the Board of Trustees for Howard University since 2016.Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the former Chairman and CEO of MGM Resorts International from December2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017 and was on the Board of Trustees of the Brookings Institution from 2011 to 2018. In2003, Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the state of Nevada until 2013. Mr. Murren is also a founding contributor to Nevada’s first Fisher House which provides housing for military and Veterans’ families, which was founded in February of 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College.

Eli Nagler has served as a member of the Company Board since 2018. Eli Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. He currently serves as a Director of Ellucian, IntraFi Network, Paysafe, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is also a Term Member of the Council on Foreign Relations.

Peter Rutland has served as a member of the Company Board since 2017. Mr. Rutland joined CVC in 2007 and is Head of CVC’s Financial Services Group and a Managing Partner. Prior to joining CVC, he worked for Advent International and Goldman Sachs. Mr. Rutland holds an MA Degree from the University of Cambridge and an MBA from INSEAD.

Hilary Stewart-Jones has served as a member of the Company Board since 2021. Ms. Stewart-Jones is a practicing UK lawyer at Harris Hagan who has specialized in assisting gambling companies and associated businesses since 1995 both in house and in private practice. She headed sector teams as a partner at BLP and DLA UK LLP, where she was able to leverage an international network to help support the burgeoning multi-jurisdictional online gambling industry from 2000-2013. From 2013 to 2015 she sat on the board of Playtech PLC, the LSE Main Market listed software house, becoming Deputy Chairman in 2014. Ms. Stewart-Jones has maintained a solicitor’s practicing certificate for 33 years and continues to give legal advice to a wide portfolio of clients on a broad range of gambling related commercial and regulatory issues. She holds an LLB from Queen Mary College, London and an LLM from Queen Mary, Kings, UCL and LSE (London inter-collegiate). She also holds a Personal Management Licence from the Gambling Commission.

Per the Shareholders Agreement, the CVC Investors, the Blackstone Investors and Cannae LLC jointly designated Dagmar Kollmann and Mark Brooker as independent directors, the CVC Investors designated Matthew Bryant and Peter Rutland as directors, the Blackstone Investors designated Jonathan Murphy and Eli Nagler as directors and the FTAC Investors designated Daniel Henson, Anthony Jabbour, James Murren and Hilary Stewart-Jones as directors. See “C. Board Practices—Composition of the Board of Directors” and “Item 7.B. Related Party Transactions” of this Report for additional information.

B. Compensation

Non-Executive Directors

We do not currently pay our directors who are either employed by CVC or Blackstone, any compensation for their service as directors. Our non-executive directors who receive compensation receive an annual cash fee ranging from $90,000 to $180,000, committee fees ranging from $5,000 to $40,000 and are eligible to participate in the Paysafe equity program with annual equity grants ranging from $125,000 to $500,000, granted at the Annual General Meeting beginning in May 2022. In addition, certain directors may receive one-time grants upon joining the Board. The aggregate compensation paid to non-executive directors in 2021 was $3,035,237. In addition, all of our directors receive reimbursement for all reasonable and properly documented expenses.

Senior Management

For the year ended December 31, 2021, our senior management team consisted of Philip McHugh, Ismail Dawood, Danny Chazonoff, Udo Mueller, Elliott Wiseman, Nick Walker, Roy Aston, Richard Swales, Chi Eun Lee, Afshin Yazdian, Paulette Rowe, Zak Cutler (as of August 2, 2021) and Chirag Patel (as of September 1, 2021). The aggregate amount of compensation, including cash, equity awards and other benefits, paid to our senior management team for the year ended December 31, 2021 was $63,746,078. The Cash compensation for our senior management team in 2021 consisted of aggregate base salary of $4,966,425. The description below provides detail on the equity grants.

Annual Bonus Program

The Executive Short-Term Bonus Program is an incentive program based on the achievement of performance targets which are measured over a one-year period. Performance targets are based on group and business unit financial metrics, Revenue and Adjusted EBITDA, and individual goals. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will approve the final bonus pay-out based on the achieved objectives.

The annual target level is determined as a percentage of the base salary. In 2021, the Compensation Committee chose to award the annual incentive program in the form of a Performance-Based Restricted Stock Unit under the Omnibus Incentive Plan, as described below, with a performance period of January 1, 2021 to December 31, 2021. In aggregate the value of these awards granted in 2021 was $4,342,807 .

The Compensation Committee determines if the bonus is to be paid at target, under target or above target for the CEO, and approves the CEO’s proposal for the remaining Executive Management members. Depending on achieved performance, the incentive can be paid above or below target depending on performance to targets.

Long-Term Incentive Program

Prior to filing the S-8 Registration Statement on June 1, 2021, the Compensation Committee met several times to discuss the long-term incentive program of the Company for the executives and other employees under the Omnibus Incentive Program. After careful consideration, the Compensation Committee approved the granting of one-half of target grant values granted in the form of time-based restricted stock units vesting equally over a three-year period. The remaining one-half of the grant value was granted in performance-based restricted stock units that would be subject to vest at the end of a three-year performance period. The Long-Term Incentive Program was created to align the interests of executives with the interests of our shareholders while also allowing for a more longer-term focus on key business objectives.

The annual grant value target level of the long-term incentive program is determined as a percentage of target earnings, or base salary plus the annual incentive at target level payout. With Management’s recommendations, the Compensation Committee shall determine the approved program parameters related to the grant value allocation, vesting, the conditions and deadlines for the exercise thereof, and any retention periods or conditions of expiration. It may provide that, contingent upon the occurrence of certain events determined in advance, such as a change in control or the termination of an employment relationship, that the conditions and deadlines for the exercise of rights, or retention periods, or vesting conditions are to be shortened or cancelled, that remuneration is to be paid based on an assumption of the achievement of target values, or that remuneration is to be forfeited. Long term variable compensation may be awarded in the form of restricted shares units, stock options or equivalent instruments or units.

In addition to the annual Long-Term Incentive Program, the Compensation Committee also approved the creation of a Founder’s Grant for select executive and employees. The purpose of this program was to provide a significant retention incentive as well as a recognition for high performance leading up to going public on the NYSE. This award was granted in the form of restricted share units with a three-year graded vesting schedule.

In aggregate, the value of the long-term incentive awards granted to executives is equal to $17,181,420 for the year ended December 31, 2021. In addition, executives received a one-time award as a "Founder's Grant" with a total grant value of $25,267,552.

In addition to creating the Paysafe Long-Term Incentive program, we also implemented a Stock Ownership Guideline program that consists of executives holding ownership of Paysafe equity ranging from 1x to 5x depending on the level of the executive.

Retirement Programs

We utilize defined contribution pension plans in accordance with the local conditions and practices in the countries in which we operate.

Material Terms of the Omnibus Incentive Plan

Purpose. The purpose of the Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of Company Common Shares, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders.

Eligibility. Eligible participants are any (i) individual employed by the Company or any of its subsidiaries, which shall be collectively referred to herein as the “Company Group”; provided, however, that no employee covered by a collective bargaining agreement will be eligible to receive awards under the Omnibus Incentive Plan unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Compensation Committee (as defined below) or its designee that they have been selected to participate in the Omnibus Incentive Plan. As of the date of this registration statement, there were approximately 3,300 such persons eligible to participate in the programs to be approved under the Omnibus Incentive Plan.

Administration. The Omnibus Incentive Plan will be administered by the compensation committee of the Company’s Board, or such other committee of the Company’s Board to which it has properly delegated power, or if no such committee or subcommittee exists, the Company’s Board (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the Omnibus Incentive Plan. The Compensation Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of Company Common Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, Company Common Shares, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Company Common Shares, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Compensation Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, the Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee may deem appropriate for the proper administration of the Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Omnibus Incentive Plan. Unless otherwise expressly provided in the Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to the Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the Omnibus Incentive Plan are within the sole discretion of the Compensation Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of the Company’s shareholders.

Awards Subject to the Omnibus Incentive Plan. The Omnibus Incentive Plan provides that the total number of Company Common Shares that may be issued under the Omnibus Incentive Plan is 126,969,054, or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (x) 63,484,527 Company Common Shares, (y) 7.5% of the total number of Company Common Shares outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Company Common Shares as determined by the Company’s Board. Of this amount, the maximum number of Company Common Shares for which incentive share options may be granted is 126,969,054. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of Company Common Shares to which the award related, the unissued shares will again be available for grant under the Omnibus Incentive Plan. Company Common Shares withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of the Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Omnibus Incentive Plan subject to shareholder approval under any then-applicable rules of the national securities exchange on which the Company Common Shares are listed. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in the Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive share options” will count against the limit on incentive share options described above.

Grants. All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Compensation Committee, including, without limitation, attainment of Performance Conditions. For purposes of this annual report, “Performance Conditions” means specific levels of performance of any member of the Company Group (and/or one or more of its divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), adjusted net income after capital charges or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA) or earnings before taxes, interest, depreciation, amortization and restructuring costs (EBITDAR); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) shareholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee satisfaction, employment practices and employee benefits or employee retention; (xxiii) supervision of litigation and information technology; (xxiv) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, divestitures of subsidiaries and/or other affiliates or joint ventures, other monetization or liquidity events relating to subsidiaries, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxv) comparisons of continuing operations to other operations; (xxvi) market share; (xxvii) cost of capital, debt leverage, year-end cash position, book value, book value per share, tangible book value, tangible book value per share, cash book value or cash book value per share; (xxviii) strategic objectives; or (xxix) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the applicable member of the Company Group or any combination thereof, as the Compensation Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Compensation Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

Options. Under the Omnibus Incentive Plan, the Compensation Committee may grant non-qualified share options and incentive share options with terms and conditions determined by the Compensation Committee that are not inconsistent with the Omnibus Incentive Plan; provided, that all share options granted under the Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of the Company Common Shares underlying such share options on the date such share options are granted (other than in the case of options that are Substitute Awards), and all share options that are intended to qualify as “incentive stock options” must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as “incentive stock options,” and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for share options granted under the Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any share options intended to qualify as “incentive stock options,” such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified share option would expire at a time when trading of the Company Common Shares is prohibited by the Company’s insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the Company Common Shares as to which a share option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or Company Common Shares valued at the fair market value at the time the option is exercised; provided, that such Company Common Shares are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Compensation Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles or (ii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the Company Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company delivered (including telephonically to the extent permitted by the Compensation Committee) a copy of irrevocable instructions to a stockbroker to sell the Company Common Shares otherwise issuable upon the exercise of the option and to deliver promptly to Company Common Shares an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of Company Common Shares otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional Company Common Shares shall be settled in cash.

Share Appreciation Rights. The Compensation Committee may grant SARs under the Omnibus Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the Omnibus Incentive Plan. The Compensation Committee may award SARs in tandem with or independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, Company Common Shares or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one Company Common Share over (b) the strike price per Company Common Share covered by the SAR, times (ii) the number of Company Common Shares covered by the SAR, less any taxes that are statutorily required to be withheld. The strike price per Company Common Share covered by a SAR will be determined by the Compensation Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a Company Common Share on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Shares and Restricted Share Units. The Compensation Committee may grant restricted Company Common Shares or restricted share units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one Company Common Share for each restricted share unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted Company Common Shares, subject to the other provisions of the Omnibus Incentive Plan, the holder will generally have the rights and privileges of a shareholder as to such restricted Company Common Shares, including, without limitation, the right to vote such restricted Company Common Shares.

Other Equity-Based Awards and Other Cash-Based Awards. The Compensation Committee may grant other equity-based or cash-based awards under the Omnibus Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, Company Common Shares, other of the Company’s securities or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of Company Common Shares or other securities, issuance of warrants or other rights to acquire Company Common Shares or other of the Company’s securities, or other similar corporate transaction or event that affects the Company Common Shares (including a “Change in Control,” as defined in the Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of other Company Common Shares or other of the Company’s securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of Company Common Shares or other of the Company’s securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)), the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event (and any such award not so exercised will terminate upon the occurrence of such event); and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Compensation Committee in connection with such event) the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per Company Common Share received or to be received by other holders of Company Common Shares in such event), including, without limitation, in the case of share options and SARs, a cash payment equal to the excess, if any, of the fair market value of the Company Common Shares subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted Company Common Shares, restricted share units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Amendment and Termination. The Company’s Board may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without shareholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in the Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without shareholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Compensation Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the Company’s securities are listed or quoted.

Dividends and Dividend Equivalents. The Compensation Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion. Any dividends payable in respect of restricted share awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted share awards lapse and, if such restricted share is forfeited, the participant shall have no right to such dividends. Dividends attributable to restricted share units shall be distributed to the participant in cash or, in the sole discretion of the Compensation Committee, in Company Common Shares having a fair market value equal to the amount of such dividends, upon the settlement of the restricted share units and, if such restricted share units are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Company’s Board or the Compensation Committee and as in effect from time to time and (ii) applicable law. Unless otherwise determined by the Compensation Committee, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay the Company any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in the Omnibus Incentive Plan, as determined by the Compensation Committee, the Compensation Committee may, in its sole discretion and to the extent permitted by applicable law, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to the Company on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

Tax Consequences. The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the Omnibus Incentive Plan based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

Non-Qualified Options. No taxable income is realized by a participant upon the grant of a share option. Upon the exercise of a nonqualified share option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the Company Common Shares for which the option is exercised over the aggregate option exercise price. Income and payroll taxes are required to be withheld by the participant’s employer on the amount of ordinary income resulting to the participant from the exercise of a share option. The amount recognized as income by the participant is generally deductible by the participant’s employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m). The participant’s tax basis in Company Common Shares acquired by exercise of a share option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

Upon a sale of the Company Common Shares received by the participant upon exercise of the share option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that share. The participant’s holding period for shares acquired upon the exercise of a share option begins on the date of exercise of that share option.

Incentive Share options. No taxable income is realized by a participant upon the grant or exercise of an incentive share option; however, the exercise of an incentive share option will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. If Company Common Shares are issued to a participant after the exercise of an incentive share option and if no disqualifying disposition of those shares is made by that participant within two years after the date of grant or within one year after the receipt of those shares by that participant, then:

•
upon the sale of those shares, any amount realized in excess of the option exercise price will be taxed to that participant as a long-term capital gain;
•
and the applicable member of the Company Group will be allowed no deduction.

If Company Common Shares acquired upon the exercise of an incentive share option are disposed of prior to the expiration of either holding period described above, that disposition would be a “disqualifying disposition,” and generally:

•
the participant will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise, or, if less, the amount realized on the disposition of the shares, over the option exercise price; and

•
the applicable member of the Company Group will be entitled to deduct that amount.

Any other gain realized by the participant on that disposition will be taxed as short-term or long-term capital gain and will not result in any deduction to us. If an incentive share option is exercised at a time when it no longer qualifies as an incentive share option, the option will be treated as a nonqualified option. Subject to some exceptions for disability or death, an incentive share option generally will not be eligible for the federal income tax treatment described above if it is exercised more than three months following a termination of employment.

Share Appreciation Rights. Upon the exercise of a SAR, the participant will recognize compensation income in an amount equal to the cash received plus the fair market value of any Company Common Shares received from the exercise. The participant’s tax basis in the Company Common Shares received on exercise of the SAR will be equal to the compensation income recognized with respect to the Company Common Shares. The participant’s holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, the participant’s employer will generally be entitled to a deduction in the amount of the compensation income recognized by the participant, subject to the requirements of Section 162(m) of the Code, if applicable.

Restricted Shares, Restricted Share Units and Other Share-Based Awards. Restricted Company Common Shares that are subject to a substantial risk of forfeiture generally result in income recognition by the participant in an amount equal to the excess of the fair market value of the shares over the purchase price, if any, of the restricted Company Common Shares at the time the restrictions lapse. However, if permitted by the Company, a recipient of restricted Company Common Shares may make an election under Section 83(b) of the Code to instead be taxed on the excess of the fair market value of the shares granted, measured at the time of grant and determined without regard to any applicable risk of forfeiture or transfer restrictions, over the purchase price, if any, of such restricted shares. A participant who has been granted Company Common Shares that are not subject to a substantial risk of forfeiture for federal income tax purposes will realize ordinary income in an amount equal to the fair market value of the shares at the time of grant. A recipient of restricted share units, performance awards or other share-based awards (other than restricted shares) will generally recognize ordinary income at the time that the award is settled in an amount equal to the cash and/or fair market value of the shares received at settlement. In each of these cases, the applicable member of the Company Group will have a corresponding tax deduction at the same time the participant recognizes such income, subject to the limitations of Section 162(m) of the Code, if applicable.

On January 2, 2018, Pi Topco adopted its memorandum of association and entered into a management investment agreement with certain members of senior management which authorized certain executive officers and other senior managers of the Company to invest in A ordinary shares and B ordinary shares. A ordinary shares have been purchased by members of management only, while B ordinary shares are held by certain executives and senior managers, as well as investor shareholders of Pi Topco. All management shareholders of Pi Topco are bound by its charter and the management investment agreement. In the case of certain managers (other than executive officers/senior management), they are also bound by restricted share award agreements with Pi Topco (the “RSAAs”). The total number of authorized A ordinary shares under the Pi Topco memorandum of association is 600,000.

The A ordinary shares include a service-based vesting condition for all holders. The B ordinary shares held by certain managers (other than executive officers/senior management) are also subject to a service-based vesting condition. Vesting for these managers is subject to continuous service until the achievement of an Exit (as defined in the applicable RSAA, which includes the Transactions). Vesting for executive officers/senior management is subject to (i) the achievement of an Exit and (ii) the Investors (as defined below) receiving at least one times their cost.

In addition, the A ordinary shares are subject to a ratchet in connection with the Transactions (and upon subsequent receipts of proceeds by the CVC Investors and the Blackstone Investors, whom we refer to as the “Investors”) which allows management to participate in a greater share of returns if certain IRR (i.e., total internal rate of return achieved by the Investors in relation to their investment) thresholds are satisfied. To the extent that the IRR is equal to or less than 22.5%, the A ordinary shares, including those held by the executive officers and non-executive directors, will not participate in a greater share of returns. To the extent that upon the operation of the ratchet the IRR is greater than 22.5% and the total return to the Investors is greater than or equal to 2.25 times their cost, the A ordinary shares will participate in up to an additional percentage equal to 50% of the fully diluted ordinary share capital represented by the A ordinary shares issue immediately prior to the Transactions.

The equity in Pi Topco held by our executive officers and non-executive directors will be governed by the Management Investment Agreement (as defined below). Please see “Certain Relationships and Related Persons Transactions—Paysafe—Management Investment Agreement” for additional information.

C. Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors, with three directors in Class I (Philip McHugh, James Murren and Jonathan Murphy), four directors in Class II (Matthew Bryant, Mark Brooker, Dagmar Kollmann and Hilary Stewart-Jones) in and four directors in Class III (Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland). The Company Board has determined that Daniel Henson, Anthony Jabbour, James Murren, Dagmar Kollmann, Mark Brooker and Hilary Stewart-Jones qualify as independent directors under the NYSE listing standards. We entered into the Shareholders Agreement with our Principal Shareholders in connection with the Transaction. This agreement grants our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. For additional information, see “Item 7.B. Related Party Transactions” of this Report.

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;
•
the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we will file semi-annual reports on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events (although we may file the occurrence of certain corporate developments on a current reporting form for foreign private issuers); and
•
Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of stock, shares or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of the NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations related to the foregoing corporate governance standards, for so long as we qualify as a foreign private issuer, we may take advantage of them.

Board Committees

The Company Board has established the following committees: an audit committee, a compensation committee, a nominating and corporate governance committee, a risk oversight committee and a finance and operations committee. The composition and responsibilities of each committee are described below. The Company Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Company Board.

Audit Committee

Our audit committee consists of Dagmar Kollmann, Mark Brooker, and Hilary Stewart-Jones, with Dagmar Kollmann serving as chair and Dagmar Kollmann serving as the audit committee financial expert. The Company Board has determined that Dagmar Kollmann, Mark Brooker and Hilary Stewart-Jones qualify as independent directors under the independence standards of Rule 10A-3 of the

Exchange Act, and that Dagmar Kollmann qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC. Our audit committee met 6 times in 2021and is responsible for, among other thing:

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
•
reviewing with management and our independent auditors our annual and quarterly financial statements; and
•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Our compensation committee consists of James Murren and Mark Brooker, with James Murren serving as chair. The compensation committee is responsible for, among other things:

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
•
reviewing and discussing annually with management our compensation disclosure required by SEC rules; and
•
reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Murren and Mark Brooker with James Murren serving as chair. The nominating and corporate governance committee is responsible for, among other things:

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

Code of Ethics

In connection with the consummation of the Transaction, we adopted the Paysafe Code, which applies to all of our officers, directors and employees and sets forth our Company’s values as well as certain policies and procedures related to, among other things, risk management and control, information management, privacy, information security, conflicts of interest, anti-corruption and financial reporting. We also adopted a new Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this Report by reference or otherwise

D. Employees

As of December31, 2021, we had approximately 3,500 employees globally.

None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Ownership of Company Common Shares by the directors and executive officers of Paysafe is set forth in “Item 7.B. Related Party Transactions” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Company Common Shares as of March 9, 2022:

•
each person known to us to be the beneficial owner or more than 5% of Company Common Shares;
•
each of our directors and Company Officers; and
•
all our directors and Company Officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and shares underlying the Company Warrants and LLC Units that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Company Common Shares beneficially owned by them. Except as otherwise indicated, the address for each shareholder listed below is 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ.

Name and Address of Beneficial Owner	Number of Company Common Shares	Percentage of Company Common Shares (1)
Company Officers, Directors and 5% Holders
Parties to our shareholders agreement as a group (2)	389,709,731	51.9%
CVC (3)	155,996,061	21.5%
Blackstone (4)	123,726,349	17.1%
Cannae (5)	67,892,708	9.3%
FNF Holders (6)	50,000,000	6.9%
William P. Foley II (7)	42,094,613	5.7%
Philip McHugh	*	*
Izzy Dawood	*	*
Elliott Wiseman	*	*
Udo Mueller	*	*
Zak Cutler	*	*
Paulette Rowe	*	*
Afshin Yazdian	*	*
Roy Aston	*	*
Chirag Patel	*	*
Chi Eun Lee	*	*
Nick Walker	*	*
Richard Swales	*	*
Daniel Henson	*	*
Mark Brooker	*	*
Matthew Bryant	*	*
Anthony Jabbour	*	*
Dagmar Kollmann	*	*
Jonathan Murphy	*	*
James Murren	*	*
Eli Nagler	*	*
Peter Rutland	*	*
Hilary Stewart-Jones	*	*
All Company directors and executive officers as a group	*	*

*Less than 1%.

(1)
In calculating the percentages, (a) the numerator is calculated by adding the number of Company Common Shares held by such beneficial owners and the number of Company Common Shares issuable upon the exercise of Company Warrants or the exchange of LLC Units held by such beneficial owner (if any); and (b) the denominator is calculated by adding the aggregate number of Company Common Shares outstanding and the number of Company Common Shares issuable upon the exercise of Company Warrants or the exchange of LLC Units held by such beneficial owner, if any (but not the number of Company Common Shares issuable upon the exercise of Company Warrants or the exchange of LLC Units held by any other beneficial owner).
(2)
Shareholders Agreement means the agreement entered into by the Company, Pi Topco, PGHL, the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors.
(3)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2021. The “CVC Investors” shall refer to Pi Holdings Jersey Limited and Pi Syndication LP. Reflects 97,898,890 Company Common Shares directly held by Pi Holdings Jersey Limited and 58,097,171 Company Common Shares directly held by Pi Syndication LP. The registered address for each CVC Investor is c/o Saltgate Limited, 27 Esplanade, St Helier, Jersey, JE1 1SG, United Kingdom.
(4)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2021. Reflects 100,835,306 Company Common Shares directly held by BCP Pi Aggregator (Cayman) L.P., 17,882,916 Company Common Shares directly held by Blackstone Pi Co-Invest (Cayman) L.P., 4,539,475 Company Common Shares directly held by BCP VII Co-Invest—Star (Cayman) L.P., and 468,652 Company Common Shares directly held by Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman)VII Ltd~~.~~., with BCP VII GP L.L.C. controlling Blackstone Management Associates (Cayman) VII L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone LR Associates (Cayman) VII Ltd., who are certain senior personnel of Blackstone. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman)VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
(5)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2021. “Cannae” shall refer to Cannae Holdings, Inc., a Delaware corporation (“CHI”); and Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”). Reflects 64,758,641 Company Common Shares directly held by Cannae Holdings, LLC. The address of each of the entities listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.
(6)
Based on the most recently available Schedule 13G filed with the SEC on February 14, 2022, as of December 31, 2021. “Fidelity” shall refer to (i) Fidelity National Financial, Inc. (“FNF”), a Delaware corporation, (ii) Commonwealth Land Title Insurance Company (“CLTIC”), a Florida corporation, (iii) Fidelity National Title Insurance Company (“FNTIC”), a Florida corporation, (iv) Chicago Title Insurance Company (“CTIC”), a Florida corporation, and (v) Fidelity & Guaranty Life Insurance Company (“FGLIC”, and collectively with FNF, CLTIC, FNTIC and CTIC, the “FNF Investors”), an Iowa corporation. Reflects 18,000,000 Company Common Shares directly held by Chicago Title Insurance Company, 18,000,000 Company Common Shares directly held by Fidelity National Title Insurance Company, 9,000,000 Company Common Shares directly held by Commonwealth Land Title Insurance Company, and 5,000,000 Company Common Shares directly held by Fidelity & Guaranty Life Insurance Company. Each of the FNF Holders shares the power to vote and the power to dispose of the Company Common Shares held by it with FNF, and as such, FNF may be deemed to beneficially own the securities held by each of the FNF Investors. The address of FNF, CLTIC, FNTIC, and CTIC is 601 Riverside Ave, Jacksonville, Florida 32204. The address of FGLIC is 801 Grand Ave., Suite 2600, Des Moines, Iowa 50309.
(7)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2021. Reflects 24,334,900 Company Common Shares and 17,550,775 Common Shares issuable upon the exchange of 17,550,775 LLC Units directly held by TCM and 208,938 Common Shares issuable upon the exchange of 208,938 LLC Units directly held by TC LLC II. Trasimene Capital FT, LLC II has sole voting and dispositive power over the Company Common Shares owned by Trasimene Capital FT, LP II. William P. Foley, II is the sole member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own the Company Common Shares described in this footnote, and ultimately exercises voting and dispositive power over such shares held by Trasimene Capital FT, LP II. Mr. Foley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of William Foley, II and each entity listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.

Please refer to “B. Related Party Transactions” and the Paysafe Consolidated Financial Statements for further information related to the Transaction. Other than the various rights set forth in such sections, the major shareholders set forth in the table above do not have different voting rights on their Company Common Shares.

B. Related Party Transactions

Policies and Procedures for Related Person transactions

The Company Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A “Related Person Transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•
any person who is, or at any time during the applicable period was, one of the post-combination company’s executive officers or one of the post-combination company’s directors;

•
any person who is known by the post-combination company to be the beneficial owner of more than 5% of Paysafe’s voting stock;
•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Paysafe’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Paysafe’s voting stock; and
•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Paysafe has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee has the responsibility to review related party transactions.

Certain Relationships and Related Person Transactions—FTAC

Founder Shares

In July 2020, prior to the consummation of FTAC’s initial public offering (the “IPO”), the Founder purchased 34,500,000 shares of FTAC Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.001 per share. On August 14, 2020, the Founder transferred a total of 75,000 shares of FTAC Class B Common Stock in equal amounts to each of the three independent directors then on the board of directors of FTAC at their original per share purchase price. On August 18, 2020, FTAC effected an in-kind stock dividend with respect to its shares of FTAC Class B Common Stock of 2,875,000 shares thereof, resulting in an aggregate of 37,375,000 outstanding shares of FTAC Class B Common Stock. The shares of FTAC Class B Common Stock issued at the closing of the IPO included an aggregate of up to 699,164 shares of FTAC Class B Common Stock that were subject to forfeiture by the Founder if the underwriters elected to exercise their over-allotment option on August 26, 2020. As a result of the underwriters’ election to partially exercise their over-allotment option, a total of 4,175,836 shares of FTAC Class B Common Stock were no longer subject to forfeiture. On October 2, 2020, the underwriters’ remaining over-allotment expired unexercised, resulting in the forfeiture of 699,164 shares of FTAC Class B Common Stock. Accordingly, as of October 2, 2020, there were 36,675,836 shares of FTAC Class B Common Stock issued and outstanding. The Founder forfeited 699,164 shares of FTAC Class B Common Stock to FTAC for no consideration, which was exempted pursuant to Rule 16b-3 under the Exchange Act, in connection with the underwriters’ election not to exercise the remaining unused portion of the over-allotment option. As part of the Transaction, the Founder surrendered 7,987,877 shares of FTAC Class B common stock, of which 36,675,836 shares were outstanding at the time of the Transaction. All remaining outstanding Class B common stock was automatically converted into FTAC Class A common stock.

Private Placement Warrants

Simultaneously with the closing of the IPO and the partial exercise of the over-allotment option by the underwriters, FTAC consummated the sale of 20,893,780 warrants at a price of $1.50 per warrant in a private placement to the Founder (the “Private Placement Warrants”), generating gross proceeds of $31,340,669. The Private Placement Warrants are identical to the warrants sold by FTAC to public investors in the IPO (the “FTAC Warrants”), except that (a) subject to certain exceptions set forth in the warrant agreement governing the Private Placement Warrants, the Private Placement Warrants were not transferable, assignable or salable until 30 days after the completion of the Transaction, (b) the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (c) the Private Placement Warrants are entitled to registration rights. In connection with the consummation of the Transaction, the Private Placement Warrants held by the Founder were exchanged for shares of FTAC Class C Common Stock, and immediately thereafter the Founder transferred and contributed such shares of FTCA Class C Common Stock to the LLC in exchange for exchangeable units of the LLC (as provided for in the Sponsor Agreement (as defined herein)) in connection with the Founder LLC Contribution. Such exchangeable units are exchangeable into Company Common Shares or cash, as determined by the LLC, on the same terms as such warrants, following the first anniversary of the closing of the Transaction and expiring on the fifth anniversary of the closing.

Forward Purchase Agreement

On July 16, 2020, FTAC entered into the Forward Purchase Agreement with Cannae Holdings, pursuant to which Cannae Holdings agreed to purchase an aggregate share amount equal to 15,000,000 shares of FTAC Class A Common Stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of FTAC Class A Common Stock at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 for one share of FTAC Class A Common Stock and one-third of one FTAC Warrant, in a private placement to occur concurrently with the closing of the Transaction. The aforementioned FTAC Warrants became Company Warrants as a result of the Transaction.

The proceeds from the sale of the forward purchase securities were used as part of the consideration in the Transaction, expenses incurred in connection with the Transaction and for working capital in the post-transaction company. Cannae Holdings’ purchase of the forward purchase securities was required to be made regardless of whether any FTAC Class A Common Stock were redeemed by the public stockholders of FTAC and was intended to assist FTAC in meeting the Available Cash Amount condition required to consummate the Transaction.

Cannae Holdings does not have any right to the funds held in the respective Trust Account. An affiliate of Cannae Holdings has an approximately 15% limited partnership interest in the Founder, and as a result, has an indirect economic interest in 15% of the aggregate amount of shares of FTAC Class B Common Stock and Private Placement Warrants held by the Founder.

PIPE Investment

In connection with the PIPE Investment, the PIPE Investors, including a subsidiary of Cannae Holdings, entered into Subscription Agreements for the purchase of 200,000,000 Company Common Shares at a purchase price of $10.00 per share, for an aggregate purchase price of $2,000,000,000. The PIPE Investment was issued to the subsidiary of Cannae Holdings on the same terms and conditions as all other PIPE Investors. In connection with the PIPE Investment, the Company paid (i) the FNF Subscribers a fee of 1.6% of the purchase price the FNF Subscribers paid to the Company at Closing and (ii) Cannae Holdings a fee of 1.6% of the purchase price Cannae LLC paid to the Company at Closing, in each case, for the issuance of the Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Transaction. Such fees match the fees (on a percentage basis) received by the placement agents with respect to the PIPE Investment by the other PIPE Investors and the placement agents received no fees with respect to the PIPE Investment by the FNF Subscribers or Cannae LLC.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, FTAC entered into the Amended and Restated Letter Agreement, dated as of December 7, 2020, by and among the Founder, FTAC, the Company and certain other parties thereto (the “Sponsor Agreement”), which amended and restated (a) that certain letter agreement, dated August 21, 2020, by and among FTAC and the Founder and (b) each of the letter agreements, dated as of August 21, 2020, by and between FTAC and William P. Foley, II, Richard N. Massey, Mark D. Linehan, Erika Meinhardt, David W. Ducommun, Michael L. Gravelle, C. Malcolm Holland and Bryan D. Coy (the “Insiders”). Pursuant to the Sponsor Agreement, among other things, the Founder and the Insiders agreed (i) to vote any shares of FTAC’s securities in favor of the Transactions and the other related FTAC Stockholder Matters, (ii) not to redeem any shares of FTAC Class A Common Stock or FTAC Class B Common Stock, (iii) not to take any action to solicit any offers relating to an alternative business combination, (iv) to use reasonable best efforts to obtain required regulatory approvals, (v) not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 270 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 150 days thereafter, and (vi) to be bound to certain other obligations as described therein. Additionally, as provided in the Sponsor Agreement, the Founder and certain of the Insiders forfeited 7,987,877 shares of FTAC Class B Common Stock upon the consummation of the Transaction. All forfeited shares of FTAC Class B Common Stock were cancelled. After such forfeiture, the Founder and such Insiders held 28,687,959 shares of Class B Common Stock. As part of the Transaction, all remaining outstanding Class B common stock was automatically converted into FTAC Class A common stock.

Related Party Loans

The Founder advanced FTAC an aggregate of $480,000 to cover expenses related to the IPO. The advances were non-interest bearing and due on demand. The outstanding advances of $480,000 were repaid at the closing of the IPO on August 21, 2020.

On July 17, 2020, FTAC issued a promissory note (the “FTAC Promissory Note”) to the Founder and an affiliate of the Founder, pursuant to which FTAC had the opportunity to borrow up to an aggregate principal amount of $800,000. The FTAC Promissory Note was non-interest bearing and payable on the earlier of (a) January 31, 2021 or (b) the completion of the IPO. The outstanding balance under the FTAC Promissory Note of $500,000 was repaid at the closing of the IPO on August 21, 2020.

In addition, in order to finance transaction costs in connection with a Transaction, the Founder or an affiliate of the Founder, or certain of FTAC’s officers and directors had the opportunity to loan FTAC funds as may be required (“FTAC Working Capital Loans”). Such FTAC Working Capital Loans would be evidenced by promissory notes. The notes were able to be repaid upon completion of the Transaction, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of the

Transaction into FTAC Warrants at a price of $1.50 per FTAC Warrant. Such FTAC Warrants would be identical to the Private Placement Warrants. No amounts have been borrowed under this arrangement as of December 31, 2021.

FTAC entered into an administrative services agreement, commencing on August 18, 2020, to pay Cannae Holdings up to $5,000 per month for office space and administrative support services. FTAC maintained its executive offices at 1701 Village Center Circle, Las Vegas, NV 89134 until the consummation of the Transaction. The cost for FTAC’s use of this space was included in the $5,000 per month fee paid to Cannae Holdings. FTAC ceased paying these monthly fees upon consummation of the Transaction.

Registration Rights

In connection with the execution of the Merger Agreement, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Party and the Blackstone Investors agreed to enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) at the Closing. Contemporaneously with the Closing, the aforementioned parties entered into the Registration Rights Agreement. The Registration Rights Agreement provides these holders (and their permitted transferees) with the right to require the Company, at the Company’s expense, to register Company Common Shares that they hold on customary terms for a transaction of this type. The Registration Rights Agreement also provides that the Company pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

Compensation

No compensation of any kind, including finder’s and consulting fees, were be paid to the Founder, FTAC’s officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Transaction. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on FTAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Certain Relationships and Related Person Transactions—Paysafe

Shareholders Agreement

In connection with the Transaction, concurrently with the Closing, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Investors and the Blackstone Investors entered into the Shareholders Agreement. Pursuant to the Shareholders Agreement, each of the Principal Shareholders are entitled to nominate a certain number of directors to the Company Board, based on each such holder’s ownership of the voting securities of the Company. The number of directors that each of (i) the CVC Investors, (ii) the Blackstone Investors and (iii) Cannae LLC and the Founders (the “FTAC Investors”) will separately be entitled to designate to the Company Board increases and/or decreases on a sliding scale.

The Shareholders Agreement requires us to, among other things, nominate a number of individuals designated by the CVC Investors or the Blackstone Investors, as applicable, for election as directors of the Company Board as follows: (i) if the CVC Investors or the Blackstone Investors, as the case may be, collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, such applicable investors will be entitled to designate two directors; and (ii) if the CVC Investors or the Blackstone Investors, as the case may be, collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 2.5% (but less than 7.5%) of the aggregate outstanding Company Common Shares, such applicable investors will be entitled to designate one director (which director may be a U.S. citizen or resident) (in each case, each such person a “CVC Designee” or a “Blackstone Designee,” as applicable). In addition, if the CVC Investors or the Blackstone Investors, as the case may be, collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, the CVC Investors or the Blackstone Investors, as the case may be, shall have the right, but not the obligation, to (i) jointly with Cannae and the Blackstone Investors (in the case of the CVC Investors) or the CVC Investors (in the case of the Blackstone Investors), designate two directors (such two directors, the “Jointly Designated Directors”) and (ii) consent to any individual nominated for election as a director to the Company Board seat initially occupied by the Chief Executive Officer of PGHL.

Additionally, for so long as the FTAC Investors collectively continue to hold at least 50% of the aggregate outstanding Company Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement will require us to, among other things, nominate four individuals designated by FTAC for election as directors of the Company Board, and Cannae shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Investors, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Company Board seat initially occupied by the Chief Executive Officer of PGHL. If the FTAC Investors collectively hold less than 50% of the aggregate outstanding Company Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement requires us to, among other things, nominate a number of individuals designated by FTAC for election as directors of the Company Board as follows: (i) if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Company Common Shares, four directors; (ii) if the FTAC Investors collectively hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Common Shares, two directors; and (iii) if the FTAC Investors collectively hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Common Shares, one director, which director may be a U.S. citizen or resident (in each case, each such person a “FTAC Designee”). In addition, if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Company Common Shares, Cannae shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Investors, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Company Board seat initially occupied by the Chief Executive Officer of PGHL. Further, for so long as the Company remains a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, at any time FTAC has the right under the Shareholders Agreement to appoint more than one director to the Company Board, at least one of the FTAC Designees shall be neither a citizen nor a resident of the United States.

For so long as the Shareholders Agreement remains in effect, directors designated by a Principal Shareholder may be removed only with the consent of the Principal Shareholder that nominated such director. In the case of a vacancy on the Company Board created by the removal or resignation of a director designed by a Principal Shareholder, the Shareholders Agreement requires the Company to nominate an individual designated by the Principal Shareholder that nominated such director for election to fill the vacancy. Additionally, any increase in the total number of directors on the Company Board to greater than eleven will require the consent of (i) the CVC Investors, for so long as the CVC Investors collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, (ii) the Blackstone Investors, for so long as the Blackstone Investors collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, and (iii) FTAC, for so long as the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Company Common Shares.

Per the Shareholders Agreement, the CVC Investors, the Blackstone Investors and Cannae LLC jointly designated Dagmar Kollmann and Mark Brooker as independent directors, the CVC Investors designated Matthew Bryant and Peter Rutland as directors, the Blackstone Investors designated Jonathan Murphy and Eli Nagler as directors and the FTAC Investors designated Daniel Henson, Anthony Jabbour, James Murren and Hilary Stewart-Jones as directors.

The Shareholders Agreement also provides each Principal Shareholder with basic information and management rights, as well as detailed venture capital operating company covenants. In addition, the Shareholders Agreement provides that each Principal Shareholder may, without the consent of the Company or any other person, assign its rights to designate directors to the Company Board to any transferee of Company Common Shares so long as any right to designate directors to the Company Board will not result in the transferee receiving the right to designate more than two directors where such designation rights would result in the transferee receiving the right to designate a percentage of the total number of directors on the Company Board that is greater than the percentage of the aggregate outstanding Company Common Shares held by such transferee after giving effect to such transfer. The Principal Shareholders are otherwise not able to assign their rights and obligations under the agreement, in whole or in part, without the prior written consent of the Company.

Furthermore, the Shareholders Agreement also requires the Company to cooperate with the Principal Shareholders in connection with certain future pledges, charges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Company Common Shares held by the Principal Shareholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Registration Rights Agreement

In connection with the Transaction, concurrently with the Closing, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Party and the Blackstone Investors entered into the Restated Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company filed a registration statement to permit the public resale of all of the registrable securities held by the Principal Shareholders from time to time. In addition, pursuant to the Registration Rights Agreement, upon the demand of any Principal Shareholder, the Company is required to facilitate a registered offering of the Company Common Shares requested by such Principal Shareholder to be included in such offering. Any demanded registered offering will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement, subject to customary cut-backs. Within 60 days (in the case of a demand for a registration on Form F-1) or 30 days (in the case of a demand for a registration on Form F-3) after receipt of a demand for such registration, the Company will file a registration statement relating to such demand and use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. In certain circumstances, Principal Shareholders will be entitled to piggyback registration rights in connection with the demand of a registered offering.

In addition, the Registration Rights Agreement entitles the Principal Shareholders to demand and be included in a shelf registration when the Company is eligible to sell its Company Common Shares in a secondary offering on a delayed or continuous basis in accordance with Rule 415 of the Securities Act. Within 30 days of the Company becoming qualified to register the offer and sale of securities under the Securities Act pursuant to a registration statement on Form F-3, the Company will file a registration statement that covers all registrable securities then outstanding and use its best efforts to cause such shelf registration statement to be declared effective by the SEC as soon as practicable thereafter. Moreover, upon the demand of a Principal Shareholder, the Company is required to facilitate in the manner described in the Registration Rights Agreement a “takedown” off of an effective shelf registration statement of registrable shares requested by such Principal Shareholder.

The Registration Rights Agreement also provides that the Company pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Consortium Agreement

In connection with the Transaction, concurrently with the Closing, the existing consortium agreement related to Pi Topco between Pi Holdings Jersey Limited (the “CVC Party”), BCP Pi Aggregator (Cayman) L.P. and Blackstone Family Investment Partnership (Cayman) VII—ESC L.P. (together, the “Blackstone Parties”), and BCP VII Co-Invest—Star (Cayman) L.P., Blackstone Pi Co-Invest L.P., Pi Syndication LP, Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Chatham Holdings II, LLC, AB High Income Fund, Inc., AB Bond Fund, Inc.—AB Income Fund, AllianceBernstein Global High Income Fund, Inc., AB FCP I—Global High Yield Portfolio (together, the “Co-Investors”) and Paysafe Group Holdings Limited and Pi Topco (together, the “Holdcos”) was amended and restated (such amended and restated agreement being the “Consortium Agreement”).

The Consortium Agreement sets out provisions related to the governance of the Holdcos, which cross-refer to the governance provisions in the Management Investment Agreement. The Co-Investors will not take part in the management or control of the business or affairs of the Holdcos. In addition, the Consortium Agreement provides that the terms of the management equity plan (comprising the securities that certain employees of the Paysafe group of companies will hold in Pi Topco) shall be governed by the Management Investment Agreement (and related documents).

The Consortium Agreement also sets out provisions to allow the CVC Party, the Blackstone Parties and the Co-Investors to automatically “flip-down” their holdings of securities in Pi Topco so that they hold shares directly in Pubco upon expiry of the lock-up undertakings imposed on their holdings of securities in Pi Topco or earlier so long as the Pubco shares remain subject to such lock-up undertakings. When the “flip-down” mechanic is operated, PGHL shall (and Pi Topco shall procure that PGHL shall), subject to applicable law, transfer (whether by distribution or otherwise) such number of Company Common Shares in Paysafe Limited to Pi Topco to enable Pi Topco to transfer such shares to the CVC Party, the Blackstone Parties and the Co-Investors in exchange for the requisite number of securities in Pi Topco held by them. If reasonably required by the CVC Party and the Blackstone Parties, the CVC Party and the Blackstone Parties may elect to “flip-down” their holdings of securities in Pi Topco at or prior to or any time following closing. In addition, the Holdcos are obliged to reimburse the Lead Investors (as defined in the Consortium Agreement) and, with the consent of the Lead Investors, any other Co-Investor for their costs and expenses incurred in connection with their holdings of securities in Pi Topco from time to time. Similar provisions are also included in the Management Investment Agreement (described below).

Finally, the Consortium Agreement imposes standard confidentiality undertakings on the parties to the agreement (and standard permitted disclosure rights). The Holdcos are also required to comply with obligations and information requests in connection with the Lead Investors’ U.S. tax requirements.

Management Investment Agreement

In connection with the Transaction, concurrently with the Closing, the management investment agreement related to Pi Topco between certain employees of the Paysafe group of companies (the “Managers”), the CVC Party, the Blackstone Parties, SJT Limited (in its capacity as trustee of the Pi Employee Benefit Trust) (the “EBT”), SJT Limited (in its capacity as trustee of the Pi Shareholder Benefit Trust) (the “SBT”) and each Holdco was amended and restated (such amended and restated agreement being the “Management Investment Agreement”).

The Management Investment Agreement sets out provisions related to the governance of the Holdcos. Each Holdco board (and any committee thereof) shall be comprised of up to three persons appointed by each of the CVC Party and Blackstone. The Managers are obliged to procure that such directors are promptly appointed to the boards and committees as required from time to time. In addition, the CVC Party and the Blackstone Parties are entitled at any time to appoint a non-executive director to the Paysafe Group Holdings Limited board who shall be the chairman of the board. The quorum requirements for each board require at least one director appointed by each of the CVC Party and the Blackstone Parties.

The Managers shall provide a customary tax indemnity in respect of their holdings of securities in any Holdco. In addition, the Managers, the EBT and the SBT are obliged to provide such cooperation or assistance as the CVC Party and the Blackstone Parties may require in connection with any transfer of their securities in Pi Topco or a winding-up of Pi Topco.

The Management Investment Agreement also provides that, until the CVC Party and the Blackstone Parties realize a 1 times return on their original investment in the Paysafe group of companies:

•

If a Manager becomes a Bad Leaver (as defined in the Management Investment Agreement) by reason of voluntary resignation, the Manager’s securities that derive from the Manager’s holdings of A ordinary shares prior to the amendment of the Management Investment Agreement can be acquired by the CVC Party and the Blackstone Parties (or such person nominated by them) at fair market value for vested securities and at the lower of FMV and cost for unvested securities.

•

If a Manager becomes a Bad Leaver by reason of fraud, summary dismissal or breach of restrictive covenant, the Manager’s securities that derive from the Manager’s holdings of A ordinary shares prior to the amendment of the Management Investment Agreement can be acquired by the CVC Party and the Blackstone Parties (or such person nominated by them) at the lower of fair market value and cost.

Securities subject to this repurchase right are considered vested as follows:

•	First anniversary of acquisition of A Ordinary Shares—20%

•	Each additional quarter—5%

•	Up to a maximum of 80%

In connection with the Transactions, the equity held by Managers are fully vested other than with respect to the repurchase right described above. The Management Investment Agreement also includes provisions that entitle the Managers who held A ordinary shares prior to the amendment of the Management Investment Agreement to additional value if the CVC Party and the Blackstone Parties receive a certain level of liquid return on their investment. Please see Item 6.B. “Compensation—Equity Program” for additional information.

In addition, the Management Investment Agreement also sets out provisions such that the Managers will automatically “flip-down” their holdings of securities in Pi Topco so that they hold Company Common Shares directly upon expiry of the lock-up undertakings imposed on their holdings of securities in Pi Topco. If reasonably required by the CVC Party and the Blackstone Parties, the CVC Party and the Blackstone Parties may elect to “flip-down” their holdings of securities in Pi Topco at or prior to or any time following closing. When the “flip-down” mechanic is operated, PGHL shall (and Pi Topco shall procure that PGHL shall), subject to applicable law, transfer (whether by distribution or otherwise) such number of Company Common Shares in Paysafe Limited to Pi Topco to enable Pi Topco to transfer such shares to the Managers in exchange for the requisite number of securities in Pi Topco held by them. The CVC Party and the Blackstone Parties will have the flexibility to require the Managers to “flip-down” prior to expiry of the lock-up undertakings. To the extent that any Managers are required to “flip-down” prior to the expiry of the lock-up period, any Company Common Shares held by such Manager will be subject to the same lock-up undertakings that applied to the securities held by such Manager in Pi Topco prior to the “flip-down.”

Other related party transactions

For additional information on related party transactions, see Note 22, Related party transactions, within Item 18, Financial Statements appearing elsewhere in this Report.

Loans Granted to Members of the Board or Executive Management

As of the date of this annual report, Paysafe has no outstanding loan or guarantee commitments to members of the board or Executive Management.

Indemnification Agreements

We entered into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

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

B. Significant Changes

None / Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Company Common Shares and Company Warrants have been listed on the NYSE under the symbols “PSFE” and “PSFE.WS”, respectively, since March 31, 2021. Holders of Company Common Shares and Company Warrants should obtain current market quotations for their securities. A description of Paysafe’s securities is set forth in Exhibit 2.3 “Description of Securities” of this Report and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

Information related to markets is set forth in “Item 9.A. The Offer and Listing -- Offer and Listing Details” of this Report.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Information regarding Paysafe’s share capital is set forth in “Memorandum and Articles of Association,”.

B. Memorandum and Articles of Association

The memorandum of association of the Company (the “Company Charter”) is filed as Exhibit 1.1 to this Report and the information set forth in Exhibit 2.3 “Description of Securities” of this Report is incorporated herein by reference.

C. Material Contracts

Information pertaining to Paysafe’s material contracts is set forth in the in the sections entitled “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions,” each of which is incorporated herein by reference.

D. Exchange Controls

Information pertaining to exchange controls is set forth in this Report in the section entitled “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of the Company’s Securities—Transfer of Shares” and “—Certain Provisions of Bermuda Law”, each of which is incorporated herein by reference.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations to U.S. holders (as defined below) relating to the ownership and disposition of Company Common Shares and Company Warrants (collectively, the “Company’s Securities”). This discussion only applies to holders of Company Securities that hold their Company Securities as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders of Company Securities in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:

•
banks, thrifts, mutual funds and other financial institutions or financial services entities;
•
insurance companies;
•
tax-exempt organizations, pension funds or governmental organizations;
•
regulated investment companies and real estate investment trusts;
•
U.S. expatriates and former citizens or former long-term residents of the United States;
•
persons that acquired securities pursuant to an exercise of employee share options, in connection with employee incentive plans or otherwise as compensation;
•
dealers or traders subject to a mark-to-market method of tax accounting with respect to the Company Securities;
•
brokers or dealers in securities or foreign currency;
•
individual retirement and other deferred accounts;
•
persons holding their Company Securities as part of a “straddle,” hedge, conversion, constructive sale or other risk reducing transactions;
•
persons who purchase or sell their shares as part of a wash sale for tax purposes;
•
grantor trusts;
•
U.S. holders whose functional currency is not the U.S. dollar;
•
partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
•
holders that are “controlled foreign corporations” or “passive foreign investment companies,” referred to as “PFICs,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•
persons subject to the alternative minimum tax;

•
a person required to accelerate the recognition of any item of gross income with respect to Company Securities as a result of such income being recognized on an applicable financial statement;
•
U.S. holders actually or constructively owning 5% or more of the Company Common Shares; or
•
a person who owns or is deemed to own 10% or more (by vote or value) of the Company Common Shares.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold our securities through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Company Securities, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed regulations, including proposed and temporary regulations, promulgated under the Code (“Treasury Regulations”), all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of State, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders of Company Securities are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any State, local or non-U.S. jurisdiction.

For purpose of this discussion, a “U.S. holder” is a beneficial owner of Company Securities who or that is for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;
•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

ALL HOLDERS OF COMPANY SECURITIES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMPANY SECURITIES TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if Paysafe is treated as a PFIC for any taxable year during which the U.S. holder holds Company Securities. A non-U.S. corporation, such as Paysafe, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For purposes of the PFIC income test and asset test described above, if Paysafe owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Paysafe will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Paysafe is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for this taxable year or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that Paysafe will not be treated as a PFIC for any taxable year.

If Paysafe were to be treated as a PFIC, U.S. holders holding Company Securities could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such Company Securities (or shares of any Paysafe subsidiaries that are PFICs) and certain distributions received on such Company Securities (or shares of any Paysafe subsidiaries that are PFICs). Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in Company Securities.

Taxation of Distributions

A U.S. holder generally will be required to include in gross income the amount of any cash distribution paid on the Company Common Shares treated as a dividend. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Paysafe’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by Paysafe will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Company Common Shares and Company Warrants.” It is not expected that Paysafe will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

Any dividends received by a U.S. holder (including any withheld taxes) will be includible in such U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder. Such dividends received by a non-corporate U.S. holder will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends, referred to as “qualified dividend income,” received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation. on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that Company Common Shares, which are intended to be listed on the NYSE, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Company Common Shares will be considered readily tradable on an established securities market in later years or that Paysafe will be eligible for the benefits of such a treaty. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of Paysafe’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from Paysafe if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company Rules” above).

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Company Common Shares and Company Warrants

Upon a sale or other taxable disposition of Company Securities and subject to the PFIC rules discussed above, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Company Securities.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Company Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Company Common Securities so disposed of.

Exercise or Lapse of a Company Warrant

Except as discussed below with respect to the cashless exercise of a Company Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Company Common Share on the exercise of a Company Warrant for cash. A U.S. holder’s tax basis in a Company Common Share received upon exercise of the Company Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the Company Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Company Common Share received upon exercise of the Company Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Company Warrant and will not include the period during which the U.S. holder held the Company Warrant. If a Company Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in such Company Warrant.

The tax consequences of a cashless exercise of a Company Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Company Common Shares received would equal the holder’s basis in the Company Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Company Common Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Company Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Company Common Shares would include the holding period of the Company Warrants exercised therefore. It is also possible that a cashless exercise of a Company Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Company Warrants treated as converted to pay the exercise price of the Company Warrants (the “converted Company Warrants”). The U.S. holder would recognize capital gain or loss with respect to the converted Company Warrants in an amount generally equal to the difference between (i) the fair market value of the Company Common Shares that would have been received with respect to the converted Company Warrants in a regular exercise of the Company Warrants and (ii) the sum of the U.S. holder’s tax basis in the converted Company Warrants and the aggregate cash exercise price of such Warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Company Common Shares received would equal the U.S. holder’s tax basis in the Company Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the converted Company Warrants. A U.S. holder’s holding period for the Company Common Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Company Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Company Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Company Warrants.

Possible Constructive Distributions

The terms of each Company Warrant provide for an adjustment to the number of Company Common Shares for which the Company Warrant may be exercised or to the exercise price of the Company Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Company Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Company Common Shares that would be obtained upon exercise of such Company Warrant) as a result of a distribution of cash to the holders of the Company Common Shares which is taxable to the U.S. holders of such shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such Company Warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

FATCA Reporting

Under FATCA, a 30% U.S. federal withholding tax may apply to payments of U.S.-source dividends paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. Holders are urged to consult their tax advisors regarding the application of FATCA to a redemption of Company Common Shares.

Reporting and Backup Withholding

Dividend payments with respect to the Company Common Shares and proceeds from the sale, exchange or redemption of the Company Securities may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Individuals and certain domestic entities that are U.S. holders will be required to report information with respect to such U.S. holder’s investment in “specified foreign financial assets” on IRS Form 8938, subject to certain exceptions. An interest in Paysafe constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult with their tax advisors regarding the foreign financial asset reporting obligations and their application to Company’s securities.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMPANY SECURITIES WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH HOLDER OF COMPANY SECURITIES. HOLDERS OF COMPANY SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Certain United Kingdom Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential United Kingdom (“UK”) tax consequences of acquiring, holding, and disposing of Company Common Shares and Company Warrants (collectively, the “Company Securities”). They are based on current UK tax law (including rates of tax) and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date hereof, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of Company Securities who are not tax resident in the UK, who are the absolute beneficial owners of their Company Securities (and any dividends paid on them) and who hold their Company Securities as investments (other than in an individual savings account or a self- invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of Company Securities such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with Paysafe or any member of a group of which Paysafe forms part, persons holding their Company Securities as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their Company Securities by virtue of an office or employment, and shareholders who are or have been officers or employees of Paysafe or a company forming part of a group of which Paysafe forms part. The statements do not apply to any shareholder who directly or indirectly holds or controls 10% or more of Paysafe’s share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, Company Securities.

Accordingly, prospective subscribers for, or purchasers of, Company Securities who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of Company Securities or who are tax resident in the UK should consult their own tax advisers.

The Company

It is the intention that the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK and, as a result, that it will be treated as a resident in the UK for UK tax purposes.

Taxation of dividends paid on Company Common Shares

Withholding tax

Paysafe will not be required to withhold UK tax at source when paying dividends.

Income tax

An individual holder of Company Common Shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from Paysafe, unless he or she carries on (whether solely or in partnership) any trade, profession, or vocation in the UK through a branch or agency in the UK to which their Company Common Shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

Corporation tax

Corporate holders of Company Common Shares who are not resident for tax purposes in the UK but who are carrying on a trade in the UK through a permanent establishment in the UK in connection with which Company Common Shares are used or held, should not be subject to UK corporation tax on any dividend received from Paysafe so long as the dividends qualify for exemption and certain conditions are met (including anti-avoidance conditions). Corporate holders of Company Common Shares who are not resident in the UK and who are not carrying on a trade in the UK through a permanent establishment in the UK in connection with which Company Common Shares are used or held or acquired will not generally be subject to UK corporation tax on dividends.

A holder of Company Common Shares who is resident outside the UK may be subject to non-UK taxation on dividend income under local law.

Taxation of Disposal of Company Securities

Holders of Company Securities who are not resident in the UK and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of Company Securities unless such Company Securities are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency in the UK or, in the case of a corporate holder of Company Securities used, held, or acquired for the purposes of a trade carried on in the UK through a permanent establishment in the UK. Holders of Company Securities who are not resident in the UK may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of Company Securities who has ceased to be resident in the UK for UK tax purposes for a period of five years or less and who disposes of Company Securities during that period may be liable on their return to the UK to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The statements in this section are intended as a general guide to the current position relating to UK stamp duty and SDRT and apply to any holders of Company Securities irrespective of their place of tax residence.

No stamp duty or SDRT will be payable on the issue of Company Common Shares (including the issue of Company Common Shares upon exercise of the Company Warrants).

Stamp duty will technically be payable on any instrument of transfer of Company Securities that is executed in the UK or that relates to any property situated, or to any matter or thing done or to be done, in the UK and the stamp duty position for any transfer will therefore depend on the circumstances of transfer.. An exemption from stamp duty is available on an instrument transferring Company Securities where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of Company Securities should be aware that, even where an instrument of transfer is technically subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court. As a practical matter, so long as the register of holders of Company Securities is maintained outside the UK, generally, a purchaser of the Company Securities may not have to pay stamp duty.

Paysafe currently does not intend that any register of holders of the Company Securities will be maintained in the UK and it does not intend that the Company Securities will be paired with any shares issued by a UK incorporated company. Whilst this remains the case, any agreement to transfer Company Securities will not be subject to SDRT.

F. Dividends and Paying Agents

Information regarding the Company’s policy on dividends is set for in “Item 8.A.Financial Information—Dividend Policy” of this Report.

G. Statement by Experts

Not applicable.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the market risks described in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this annual report. We are also exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange risk, interest rate risk, customer and credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. The information pertaining to quantitative and qualitative disclosures about market risk is set forth in “Item 5. Operating and Financial Review and Prospects— Quantitative and Qualitative Disclosure about Market Risk” of this Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

A description of Paysafe’s warrants is set forth in this Report, in Exhibit 2.3 “Description of Securities” of this Report and is incorporated herein by reference.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The memorandum of association of the Company is filed as Exhibit 1.1

E. Use of Proceeds

On August 18, 2020, a registration statement on Form S-1 (File No. 333-240285) relating to the initial public offering of FTAC was declared effective by the SEC (the “IPO Registration Statement”). On August 21, 2020, FTAC consummated the IPO of 130,000,000 units (the “Units”). Each Unit consisted of one share of FTAC Class A common stock, par value $0.0001 per share, and one-third of one redeemable warrant of FTAC, each whole warrant entitling the holder thereof to purchase one share of FTAC Class A Common Stock at an exercise price of $11.50 per share. The units were sold at a price of $10.00 per share, generating gross proceeds to FTAC of $1,300,000,000 (the “IPO Proceeds”). On August 26, 2020, FTAC consummated the sale of an additional 16,703,345 over-allotment units pursuant to the IPO underwriters’ partial exercise of their over-allotment option. Such over-allotment units were sold at $10.00 per unit, generating gross proceeds to FTAC of $167,033,450 (together with the IPO Proceeds, the “Initial Proceeds”). Following the IPO, the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $1,467,033,450 was placed in the Trust Account. In connection with the IPO, $81,571,477 in transaction costs were incurred, including $29,340,669 of underwriting fees, $51,346,171 of deferred underwriting fees and $884,637 of other offering costs. The Initial Proceeds were placed in a U.S.-based trust account at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee, and ultimately were used as consideration to fund the Transaction as set forth on the Registration Statement on Form F-4 (File No. 333-251552), declared effective by the SEC on February 26, 2021. Credit Suisse Securities (USA) LLC and BofA Securities, Inc. acted as underwriters in the IPO.

ITEM 15. CONTROL AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in the Company’s reports under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Previously Identified Material Weaknesses in Internal Control over Financial Reporting

Prior to the Transaction, we were a private company, growing organically and by acquisition, with limited accounting personnel and other resources with which we address our internal control over financial reporting. Regulations under the Exchange Act, however, require public companies, including us, to maintain “disclosure controls and procedures,” which are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Our independent registered public accounting firms have not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our prior independent registered public accounting firm identified material weaknesses in our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year end December 31, 2020, management identified the following material weaknesses, affecting the components of the Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organization of the Treadway Commission (“COSO 2013”), which caused management to conclude that as of December 31, 2020 we did not maintain an effective control framework because of:

•
Inadequate controls over key accounting judgment areas including capitalized development costs and purchase price allocations; and
•
Insufficient review of the completeness and accuracy of data inputs associated with certain key controls impacting multiple financial statement account balances and disclosures.

During the fiscal year ended December 31, 2021, our management, with oversight from the Audit Committee of the Company Board (the “Audit Committee”), developed and implemented remediation plans in response to the identified material weaknesses described above. These remediation plans included the implementation of additional controls and procedures to address the development and review of fair value measurements utilized in the application of the acquisition method of accounting for business combinations and review of key judgments around capitalized development costs. These plans also included the hiring of additional qualified accounting and financial reporting personnel, additional training, and further improvement of our internal control framework including key systems. Further, we systematically identified all key data inputs used in the performance of all key controls over financial reporting, in order to implement controls over the completeness and accuracy of these key data inputs. We completed the testing of the design and operating effectiveness of these new controls and procedures during the quarter ended December 31, 2021. Based on the results of procedures performed, management concluded that the previously identified material weaknesses have been remediated as of December 31, 2021.

See “Item 3.D. Risk Factors.” The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may determine to take additional actions to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses.

B. Management’s Report on Internal Controls over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on our assessment and the criteria discussed above, management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2021.

C. Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm, due to a transition period established by rules of the SEC for newly public companies.

D. Effect of Changes in Internal Controls Over Financial Reporting

Changes in internal controls over financial reporting that had a material effect on internal controls over financial reporting are disclosed in “A. Disclosure Controls and Procedures” above. Other than those described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Dagmar Kollmann is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and that Ms. Kollmann satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and NYSE listing standards.

Item 16B. Code of Ethics

In connection with the consummation of the Transaction, we adopted the Paysafe Code, which applies to all of our officers, directors and employees and sets forth our Company’s values as well as certain policies and procedures related to, among other things, risk management and control, information management, privacy, information security, conflicts of interest, anti-corruption and financial reporting. We also adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table represents aggregate fees billed to us for professional services rendered by Deloitte US, (as defined herein), our independent registered public accounting firm, for the fiscal year ended December 31, 2021. Please refer to “Item 16F. Change in Registrant’s Certifying Accountant” for further information related to our independent registered public accounting firms for the fiscal year ended December 31, 2021.

For the Year Ended December 31, 2021
($) in thousands
Audit Fees	$6,833
Audit-Related Fees	125
Total	$6,958

Audit fees of Deloitte US for the fiscal year ended December 31, 2021 reflect professional services rendered regarding statutory audits of the Company and its subsidiaries, audits of annual consolidated financial statements and review of interim financial statements.

Fees Paid to Prior Independent Registered Public Accounting Firm

The following table represents aggregate fees billed to us for professional services rendered by Deloitte UK, our prior independent registered public accounting firm, for the fiscal year ended December 31, 2020.

For the Year Ended December 31, 2020
($) in thousands
Audit Fees	$7,885
Audit-Related Fees	880
Total	$8,765

Audit fees of Deloitte US and Deloitte UK for the fiscal years ended December 31, 2021 and 2020 reflect professional services rendered regarding statutory audits of the Company and its subsidiaries, audits of annual consolidated financial statements and review of interim financial statements. The audit fees for Deloitte UK also included services rendered as part of the Transaction including assistance with registration statements.

Audit Committee Pre-Approval

The Audit Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the Audit Committee preapproves all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee Chair may also pre-approve particular services on a case-by-case basis within a de minimis threshold. All services provided by Deloitte US and Deloitte UK in 2020 and 2019 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the independence standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the fiscal period ended December 31, 2021 no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 19, 2021, the Audit Committee, approved the engagement of Deloitte & Touche LLP (“Deloitte US”), as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and dismissed Deloitte LLP (“Deloitte UK”) as the Company’s independent registered public accounting firm, each effective immediately.

Deloitte UK's audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2021 and 2020, there were (i) no disagreements (as described in Item 16F of Form 20-F and the related instructions) between the Company and Deloitte UK in any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte UKs satisfaction, would have caused Deloitte UK to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except that our internal control over financial reporting was not effective due to the existence of material weaknesses in our internal control over financial reporting as of December 31, 2020 and 2019 as disclosed in Item

15A within this report. The Audit Committee discussed the material weaknesses with Deloitte UK, and the Company has authorized Deloitte UK to respond fully to Deloitte US’s inquiries concerning the subject matter of the material weakness.

During the fiscal year ended December 31, 2020 and through July 19, 2021, neither the Company nor anyone acting on its behalf consulted with Deloitte US regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain NYSE corporate governance rules. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of shares, stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them. In addition, unlike the corporate governance requirements of the NYSE, our “home country” corporate governance practices do not require us to (i) have a board that is composed of a majority of “independent directors” as defined under the rules of the NYSE; (ii) have a compensation committee that is composed entirely of independent directors; and (iii) have a nominating and corporate governance committee that is composed entirely of independent directors. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions.

Controlled Company Status

We are a “controlled company” as defined under the NYSE. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we establish a nominating committee and a compensation.

Please refer to Item 6.C. “Directors, Senior Management and Employees—Board Practices” for further information about our corporate governance features.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

The agreements and other documents filed as exhibits to this Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.

The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of Paysafe Limited (incorporated by reference to Exhibit 3.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

1.2	Amended and Restated Bye-Laws of Paysafe Limited (incorporated by reference to Exhibit 1.2 to the Form 20-F filed on April 1, 2021 (file no. 001-40302).

2.1

Warrant Agreement, dated August 21, 2020, by and between Foley Trasimene Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed November 6, 2020).

2.2

Warrant Assumption Agreement, dated March 30, 2021, among Foley Trasimene Acquisition Corp. II, Paysafe Limited and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.2 to the Form 20-F filed on April 1, 2021 (file no. 001-40302).

2.3	Description of Paysafe Securities.*

4.1

Agreement and Plan of Merger, dated as of December 7, 2020, by and among Foley Trasimene Acquisition Corp. II, Paysafe Limited, Paysafe Merger Sub Inc., Paysafe Bermuda Holding LLC, Pi Jersey Holdco 1.5 Limited and Paysafe Group Holdings Limited (incorporated by reference to Exhibit 2.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

4.2

Shareholders Agreement, dated as of March 30, 2021, among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each of the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Form 20-F filed on April 1, 2021 (file no. 001-40302).

4.3

Amended and Restated Registration Rights Agreement, dated as of March 30, 2021, among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each investor party thereto (incorporated by reference to Exhibit 4.3 to the Form 20-F filed on April 1, 2021 (file no. 001-40302).

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

4.11

Indenture, dated as of June 28, 2021, by and among Paysafe Finance PLC and Paysafe Holdings (US) Corp as the issuers, the guarantors named therein, Lucid Trustee Services Limited, as trustee and security agent, The Bank of New York Mellon, London Branch, as Dollar and Euro paying agent and The Bank of New York Mellon SA/NV, Dublin Branch as Dollar and Euro transfer agent and registrar.*

4.12

Senior Facilities Agreement, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited, Paysafe Group Holdings III limited and JP Morgan Securities PLC, Credit Suisse AG, London Branch and Credit Suisse Loan Funding LLC, as arrangers and bookrunners, JP Morgan AG, as agent and Luci Trustee Services Limited, as security agent.*

4.13	Intercreditor Agreement, dated as of June 24, 2021, by and among J.P. Morgan AG, as senior facility agent, the companies named therein and Lucid Trustee Services Limited, as security agent. *

4.14

US Collateral Agreement, dated as of June 24, 2021, by and among Paysafe US Holdco Limited, Paysafe Holdings (US) Corp, and each other Grantor party thereto and Lucid Trustee Services Limited, as Security Agent.*

4.15	Debenture, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited and each of the entities listed on Schedule 1, as the original chargors.*

4.16	Security Accession Deed, dated as of June 25, 2021, by and between Paysafe Finance PLC and Lucid Trustee Services Limited, as security agent.*

4.17	Third Party Security Agreement, dated as of June 24, 2021, by and between Paysafe Group Limited and Lucid Trustee Services Limited, as security agent.*

8.1	List of Subsidiaries of Paysafe Limited*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent Deloitte & Touche LLP.*

15.2	Consent Deloitte LLP.*

15.3	Deloitte LLP Letter to the U.S. Securities and Exchange Commission*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

PAYSAFE LIMITED

March 28, 2022	By:	/s/ Philip McHugh
	Name:	Philip McHugh
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Paysafe Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Paysafe Limited and subsidiaries (the "Company") as of December 31, 2021, the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company for the years ended December 31, 2020 and 2019, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 21 to the financial statements and a change to net loss per share attributable to the Company discussed in Note 3 to the financial statements, were audited by other auditors whose report, dated March 29, 2021, expressed an unqualified opinion on those statements. We also have audited the adjustments to the 2020 and 2019 financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2021 as discussed in Note 21 to the financial statements and the recasting of net loss per share attributable to the Company in 2020 and 2019 as discussed in Note 3 to the financial statements. Our procedures included evaluating the appropriateness of the new segment classification, comparing the adjustment amounts of segment revenues and Adjusted EBITDA to the Company's underlying analysis and testing the mathematical accuracy of the reconciliations of segment amounts to the financial statements, comparing the net loss per share attributable to the Company disclosures for 2020 and 2019 to the Company’s underlying analysis and testing the underlying analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2020 and 2019 financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2020 and 2019 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Reorganization and Recapitalization — Refer to Note 1 and Note 2 to the financial statements

Critical Audit Matter Description

On March 30, 2021, the Company completed a reorganization and recapitalization transaction as described in Note 2 (the “Transaction”). The acquisition of the Accounting Predecessor was accounted for as a capital reorganization whereby Paysafe Limited was the successor to Pi Jersey 1.5 Holdco Limited. The capital reorganization was immediately followed by the merger with another entity (“FTAC”). As FTAC was not recognized as a business under GAAP given it consisted primarily of cash held in a trust account, the merger was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

As part of the Transaction, the Company issued 48,901,025 public warrants and 5,000,000 private warrants. The Company accounts for warrants as derivative liabilities as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock. The warrants were initially recorded at fair value on the closing date of the Transaction based on the public warrants listed trading price and are re-measured at fair value each reporting period.

We identified the determination of the accounting acquirer and classification of the warrants from the Transaction as a critical audit matter due to the complexity of the Transaction. This required an increased extent of effort including the need for us to involve professionals in our firm with expertise in accounting for special purpose acquisition company (SPAC) transactions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s application of generally accepted accounting principles related to the determination of the accounting acquirer and classification of the warrants from the Transaction resulting from the Company's reorganization included the following, among others:

•
With the assistance of professionals in our firm having expertise in the accounting for SPAC transactions, we evaluated the completeness of consideration of all contractual terms by management and independently evaluated each of those terms with the relevant accounting guidance for consistency with management’s conclusions regarding the accounting acquirer and the classification of the warrants.

Finite-lived Intangible Assets - Digital Commerce Segment — Refer to Notes 1 and 6 to the financial statements

Critical Audit Matter Description

As described in Note 6 to the financial statements, the Company’s consolidated balance of finite-lived intangible assets, net was $1.2 billion as of December 31, 2021.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not recoverable. Due to reduced forecasted cash flows within the Digital Commerce segment, the Company concluded that an impairment indicator for certain intangible assets was present within the Digital Commerce segment as of September 30, 2021. As a result, an impairment analysis on Digital Commerce segment intangible assets was performed as of September 30, 2021 and based on an undiscounted cash flow model, it was determined that certain of these assets were not recoverable. The Company recorded impairment charge of $324.1 million during the period, primarily within the Digital Commerce segment. In calculating the impairment loss, management determined the fair value of these individual assets based on a discounted cash flow model for merchant relationships and relief from royalty method for certain brands using Level 3 inputs.

We identified the impairment of certain finite-lived intangible assets as a critical audit matter because the determination of fair value of intangible assets requires management to make significant estimates and assumptions relating to the forecast of attrition rates and the selection of discount rates. The audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecast of attrition rates and the selection of discount rates used by management to determine the fair value of intangible assets included the following, among others:

•
We evaluated the reasonableness of management’s forecast of attrition rates by (1) comparing actual attrition rates to management’s historical forecasts and (2) reviewing internal communications to management and the Board of Directors.
•
We evaluated the completeness of management’s consideration of potential changes in regulations that would directly impact attrition rates.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and discount rates by developing a range of independent estimates and comparing to those selected by management.

Goodwill — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

As described in Note 5 to the financial statements, the Company’s consolidated balance of goodwill was $3.7 billion as of December 31, 2021. Goodwill is tested for impairment as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value.

Management estimates the fair value of each individual reporting unit for the impairment analysis based upon discounted cash flow forecasts and market participant assumptions. The Company’s estimation of fair value required management to make significant estimates and assumptions related to cash flow growth, exit multiples, and discount rates. Changes in these assumptions could have a significant impact on either the carrying value of goodwill, the amount of any impairment charge, or both.

We identified the impairment evaluation of goodwill as a critical audit matter because of the significant judgements involved in estimating projected revenues related to cash flow growth, exit multiples, and discount rates and auditing such estimates required significant auditor judgement and extensive audit effort to evaluate the reasonableness of those estimates, including the involvement of internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to projected revenues, exit multiples, and discount rates used by management to estimate the fair value of the reporting units included the following, among others:

•
We evaluated management’s ability to accurately forecast future revenues by comparing actual results to management’s historical forecasts.
•
We evaluated the reasonableness of management’s projected revenues by comparing to (1) internal communications to management and the Board of Directors, and (2) forecasted information included in Company press releases as well as in analyst and industry reports for the Company and companies in its peer group.
•
With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, and reasonableness of the discount rates and exit multiples by:
•
Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.
•
Testing the source information underlying the determination of the exit multiples and the mathematical accuracy of the calculation, and comparing the multiples selected by management to its guideline companies.
•
Developing a range of independent estimates and comparing those to the discount rates and exit multiples selected by management.

/s/ Deloitte & Touche LLP

Houston, Texas

March 28, 2022

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Pi Jersey Holdco 1.5 Limited (predecessor of Paysafe Limited) and subsidiaries.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 21 to the consolidated financial statements, the reallocation of goodwill among reporting units discussed in Note 5 to the consolidated financial statements, and a change to net loss per share attributable to the Company discussed in Note 3 to the consolidated financial statements, the consolidated statement of financial position of Pi Jersey Holdco 1.5 Limited and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive loss, shareholder’s equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 21 to the financial statements, the reallocation of goodwill among reporting units discussed in Note 5 to the consolidated financial statements, and a change to net loss per share attributable to the Company discussed in Note 3 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in the composition of reportable segments discussed in Note 21 to the financial statements, the reallocation of goodwill among reporting units discussed in Note 5 to the consolidated financial statements, and a change to net loss per share attributable to the Company discussed in Note 3 to the consolidated financial statements, and accordingly we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

/s/ Deloitte LLP

London, United Kingdom

March 29, 2021

We began serving as the Company's auditor in 2017. In 2021 we became the predecessor auditor.

Paysafe Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the Year Ended December 31,
	2021	2020	2019
Revenue	$1,487,013	$1,426,489	$1,418,140
Cost of services (excluding depreciation and amortization)	599,778	534,823	508,735
Selling, general and administrative	545,107	465,897	443,064
Depreciation and amortization	261,372	268,166	279,831
Impairment expense on intangible assets	324,145	130,420	88,792
Restructuring and other costs	25,883	20,640	50,683
Gain on disposal of subsidiaries and other assets, net	—	(13,137)	(4,777)
Operating (loss) / income	(269,272)	19,680	51,812
Other income / (expense), net	239,661	(40,805)	(13,914)
Interest expense, net	(165,827)	(164,788)	(164,559)
Loss before taxes	(195,438)	(185,913)	(126,661)
Less: Income tax benefit	(85,110)	(59,199)	(16,524)
Net loss	$(110,328)	$(126,714)	$(110,137)
Less: net income attributable to non-controlling interest	626	1	61
Net loss attributable to the Company	$(110,954)	$(126,715)	$(110,198)

Net loss	$(110,328)	$(126,714)	$(110,137)
Other comprehensive loss, net of tax of $0:
(Loss) / gain on foreign currency translation	(1,406)	(1,817)	3,863
Total comprehensive loss	$(111,734)	$(128,531)	$(106,274)
Less: comprehensive income attributable to non-controlling interest	626	1	61
Total comprehensive loss attributable to the Company	$(112,360)	$(128,532)	$(106,335)

The Company’s basic and diluted net loss per share attributable to the Company is included in Note 3.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	As of December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$313,439	$387,616
Customer accounts and other restricted cash, net of allowance for credit losses of $673 and $4,096, respectively	1,658,279	1,376,236
Accounts receivable, net of allowance for credit losses of $8,642 and $25,035, respectively	147,780	117,410
Settlement receivables, net of allowance for credit losses of $4,049 and $5,859, respectively	149,852	223,083
Prepaid expenses and other current assets	64,497	63,252
Related party receivables – current	6,492	6,271
Contingent consideration receivable – current	2,842	26,668
Total current assets	2,343,181	2,200,536
Deferred tax assets	21,926	17,669
Property, plant and equipment, net	14,907	18,691
Operating lease right-of-use assets	33,118	40,187
Intangible assets, net	1,202,204	1,524,817
Goodwill	3,650,037	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – non-current	1,856	508
Total assets	$7,267,229	$7,409,331
Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$211,841	$231,724
Short-term debt	10,190	15,400
Funds payable and amounts due to customers	1,400,057	1,552,187
Operating lease liabilities – current	8,845	8,969
Income taxes payable	11,041	8,161
Contingent and deferred consideration payable – current	13,673	5,820
Liability for share-based compensation – current	3,360	—
Derivative financial liabilities – current	—	2,651
Total current liabilities	1,659,007	1,824,912
Non-current debt	2,748,178	3,246,871
Related party payables – non-current	—	195,228
Operating lease liabilities – non-current	28,008	34,540
Deferred tax liabilities	64,886	122,519
Warrant liabilities	35,575	—
Derivative financial liabilities - non-current	—	47,547
Liability for share-based compensation – non-current	6,664	—
Contingent and deferred consideration payable – non-current	17,142	3,742
Other liabilities – non-current	—	969
Total liabilities	4,559,460	5,476,328
Commitments and contingent liabilities
Shareholder’s equity
Common shares - $0.001 par value; 20,000,000,000 shares authorized and 723,715,147 shares issued and outstanding as of December 31, 2021 Share capital - $0.01 par value; 125,157,540 shares authorized, issued and outstanding as of December 31, 2020	723	1,252
Additional paid in capital / Share premium	2,949,654	2,188,706
Accumulated deficit	(376,788)	(265,834)
Accumulated other comprehensive loss	(3,825)	(2,419)
Shareholder's equity in the Company	2,569,764	1,921,705
Non-controlling interest	138,005	11,298
Total shareholder's equity	2,707,769	1,933,003
Total liabilities and shareholder’s equity	$7,267,229	$7,409,331

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(U.S. dollars in thousands)

	Common shares	Additional paid in capital / Share premium	Accumulated Deficit	Accumulated other comprehensive loss	Shareholder's equity in the Company	Non-controlling interest	Total Shareholder’s equity
January 1, 2019	$1,252	$2,188,706	$(21,412)	$(4,465)	$2,164,081	$5,900	$2,169,981
Net loss / (income)	—	—	(110,198)	—	(110,198)	61	(110,137)
Gain on foreign currency translation, net of tax of $0	—	—	—	3,863	3,863	—	3,863
December 31, 2019	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707
Cumulative adjustment for adoption of ASC 326 Financial Instruments - Credit Losses	—	—	(7,509)	—	(7,509)	—	(7,509)
Net loss / (income)	—	—	(126,715)	—	(126,715)	1	(126,714)
Loss on foreign currency translation, net of tax of $0	—	—	—	(1,817)	(1,817)	—	(1,817)
Contributions from non-controlling interest holders	—	—	—	—	—	5,336	5,336
December 31, 2020	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	—	—	(110,954)	—	(110,954)	626	(110,328)
Loss on foreign currency translation, net of tax of $0	—	—	—	(1,406)	(1,406)	—	(1,406)
Contributions from non-controlling interest holders (see Note 22)	—	—	—	—	—	26,000	26,000
Contribution from Topco (see Note 2)	—	1,648	—	—	1,648	—	1,648
Capital injection in Legacy Paysafe (See Note 22)	2	10,692	—	—	10,694	—	10,694
Shared based compensation	—	90,007	—	—	90,007	—	90,007
Share issuance, net of transaction expenses, for the Transaction (See Note 2)	200	1,848,078	—	—	1,848,278	—	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	—	—	(2,448,800)	—	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	—	—	1,258,591	100,081	1,358,672
Restricted stock units issued	—	—	—	—	—	—	—
Shares issued upon warrants exercised	—	1	—	—	1	—	1
December 31, 2021	$723	$2,949,654	$(376,788)	$(3,825)	$2,569,764	$138,005	$2,707,769

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(110,328)	$(126,714)	$(110,137)
Adjustments for non-cash items:
Depreciation and amortization	261,372	268,166	279,831
Unrealized foreign exchange loss / (gain)	4,383	(5,450)	197
Deferred tax benefit	(96,993)	(61,142)	(27,417)
Interest expense / (income), net	74,282	12,492	(2,899)
Share based compensation	101,770	—	—
Other (income) / expense, net	(232,539)	21,957	7,904
Impairment expense on intangible assets	324,145	130,420	88,792
Allowance for credit losses and other	15,102	54,217	52,044
Gain on disposal of subsidiaries and other assets, net	—	(13,137)	(4,777)
Non-cash lease expense	9,523	10,562	11,518
Movements in working capital:
Accounts receivable, net	(42,592)	(46,493)	(30,955)
Prepaid expenses, other current assets, and related party receivables	3,456	18,171	(2,186)
Settlement receivables, net	58,896	37,640	(44,081)
Accounts payable, other liabilities, and related party payables	(25,733)	(27,767)	(250)
Funds payable and amounts due to customers	(95,890)	135,037	85,067
Income tax payable / (receivable)	(24,386)	1,150	(13,604)
Net cash flows provided by operating activities	224,468	409,109	289,047
Cash flows from investing activities
Purchase of property, plant & equipment	(5,616)	(5,386)	(9,657)
Purchase of merchant portfolios	(63,906)	(21,047)	(89,441)
Purchase of other intangible assets	(78,227)	(60,486)	(61,005)
Acquisition of businesses, net of cash acquired	(263,520)	(9,180)	—
Net cash inflow (outflow) on disposal of subsidiaries	—	44,877	(454)
Net cash flows used in investing activities	(411,269)	(51,222)	(160,557)
Cash flows from financing activities
Net cash inflow from reorganization and recapitalization	1,167,874	—	—
Payment of equity issuance costs	(151,722)	—	—
Proceeds from loans and borrowings	2,962,112	270,481	189,802
Repayment of loans and borrowings	(3,433,206)	(361,991)	(128,789)
Cash outflow on foreign exchange forward contract	(6,504)	—	—
Payment of refinancing costs	(7,077)	—	—
Proceeds under line of credit	600,000	353,867	74,363
Repayments under line of credit	(600,000)	(328,230)	(50,000)
Payments under derivative financial instruments	(48,457)	(3,907)	(6,662)
Contingent consideration received	7,942	—	—
Contingent consideration paid	(7,681)	(5,689)	(6,037)
Net cash flows provided by / (used in) financing activities	483,281	(75,469)	72,677
Effect of foreign exchange rate changes	(88,614)	99,073	(15,756)
Increase in cash and cash equivalents, including customer accounts and other restricted cash, net during the year	207,866	381,491	185,411
Cash and cash equivalents, including customer accounts and other restricted cash, net at beginning of the year (1)	1,763,852	1,382,361	1,199,738
Cash and cash equivalents, including customer accounts and other restricted cash, net at end of the year	$1,971,718	$1,763,852	$1,385,149

(1)
Cash and cash equivalents, including customer accounts and other restricted cash, as of January 1, 2020 decreased by $2,788 as a result of the cumulative-effect adjustment to Customer accounts and other restricted cash for the adoption of the ASC 326 Financial Instruments - Credit Losses (See Note 1).

	For the Year Ended December 31,
	2021	2020	2019
Supplemental cash flow disclosures:
Cash paid for interest	$91,545	$154,373	$167,458
Cash paid for Income taxes, net	$36,269	$793	$24,497

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Financial Position to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	For the Year Ended December 31,
	2021	2020	2019
Cash and cash equivalents	$313,439	$387,616	$234,617
Customer accounts and other restricted cash, net	1,658,279	1,376,236	1,150,532
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,971,718	$1,763,852	$1,385,149

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

1.
Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these Consolidated Financial Statements and related notes, Paysafe Limited and its consolidated subsidiaries are referred to collectively as “Paysafe,” “‘we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was originally incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of acquiring Foley Trasimene Acquisition Corp. II (“FTAC”). FTAC was originally incorporated in the State of Delaware on July 15, 2020 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar transaction with one or more businesses. FTAC completed its Initial Public Offering (“IPO”) in August 2020.

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub Inc., (a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “Merger Sub”), Paysafe Bermuda Holding LLC (a Bermuda exempted limited liability company and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “LLC”), Pi Jersey Holdco 1.5 Limited (a private limited company incorporated under the laws of Jersey, Channel Islands on November 17, 2017, herein referred to as “Legacy Paysafe” or “Accounting Predecessor”), and Paysafe Group Holdings Limited (a private limited company incorporated under the laws of England and Wales, herein referred to as “PGHL”), entered into a definitive agreement and plan of merger which was consummated on March 30, 2021. This is further discussed in Note 2 under Reorganization and Recapitalization (the “Transaction”). In connection with the Transaction, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively.

Prior to the Transaction, Legacy Paysafe was a direct, wholly owned subsidiary of Paysafe Group Holdings Limited and was primarily owned by funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership was through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL. As a result of the Transaction, Legacy Paysafe is a wholly owned subsidiary of the Company. Subsequent to the Transaction, Topco, CVC and Blackstone retain ownership in the Company.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

COVID-19 Impacts

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic. As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year. The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances of which it is aware. While the COVID-19 pandemic continues to have ongoing global effects, for the year ended December 31, 2021, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Principles of consolidation

The accompanying consolidated financial statements for the year ended December 31, 2021 include the accounts of the Company, and its subsidiaries after giving effect to the transaction with FTAC completed on March 30, 2021. The comparative financial information for the years ended December 31, 2020 and 2019 is based upon the accounts of Pi Jersey Holdco 1.5 Limited as included on Form 20-F filed on April 1, 2021, prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

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

The Company’s significant estimates relate to allocation of the purchase price paid for acquired businesses, revenue recognition, impairment testing of goodwill and intangible assets, credit losses, income taxes, and litigation provision.

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

The Company has a variable interest in Skrill USA, a company that provides digital wallet services to U.S. customers. Under the terms of a 2015 agreement for the sale and purchase of the original family of Skrill-related entities, Skrill USA was fully separated from Paysafe ownership as a result of U.S. regulatory considerations. Skrill Ltd, an entity of Paysafe, has a market support arrangement which supports the business and operations of Skrill USA for the purpose of expanding the Skrill brand and business in the U.S. market. In addition, Skrill Ltd and Optimal Payment Services Inc., both Paysafe entities, have an outsourcing arrangement with Skrill USA for a license to offer money transfer and related services in the U.S. market. Through these arrangements, the Company assumes all or a portion of the risk and cost of the operations of Skrill USA representing a variable interest. These arrangements also provide the Company with economic interest in Skrill USA, as well as implied power in making significant decisions through its partnerships with certain products, overall strategic advice, operating support, and use of Company technology. As a result, Skrill USA was determined to be a VIE and the Company deemed the primary beneficiary. The assets, liabilities, and results of operations of Skrill USA are consolidated in the Company's consolidated financial statements.

However, as the Company has no direct equity ownership in Skrill USA, 100% of the equity (net assets) and results of operations are presented as a non-controlling interest in the Company’s consolidated financial statements. Non-controlling interests include the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company.

During January 2022, the Company completed its agreement with Skrill-related entities by which it acquired 100% of the equity interest of Skrill USA. As a result, Skrill USA will be accounted for as a wholly owned subsidiary and will no longer represent a VIE or non-controlling interest to the Company subsequent to December 31, 2021. The change in ownership will be accounted for as an equity transaction, with no gain or loss recognized, and the carrying amount of the non-controlling interest will be adjusted to reflect the change in ownership interest.

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

As of December 31, 2021, $387,456 of cash held in escrow related to the draw down of the USD Incremental Term Loan is presented within "Customer accounts and other restricted cash." This cash was restricted from use until the completion of the SafetyPay acquisition which completed in the first quarter of 2022 (See Note 19). This has been presented as a financing inflow in the Consolidated Statements of Cash Flows.

Settlement receivables, net

Settlement receivables, net include balances arising from timing differences in the Company's settlement process between the cash settlement of a transaction and the recognition of the associated liability (for example, liabilities to customers and merchants). These balances mainly arise in the Digital Commerce segment. When customers fund their digital wallet account using their bank account or a credit card or debit card, there is a clearing period before the cash is received or settled, usually within 5 business days.

Settlement receivables, net also includes receivables from distribution partners within Digital Commerce. These receivables represent amounts collected by the distribution partners in exchange for the issuance of a prepaid payment voucher, prior to settlement with the Company.

The Company had settlement receivables, net from the following parties:

	As of December 31,
	2021	2020
Third party payment processors	$78,058	$127,619
Distribution partners	71,794	95,464
Total	$149,852	$223,083

Settlement receivables are initially measured at fair values and subsequently measured at their amortized cost less allowance for credit losses. Refer to Allowance for credit losses below for the measurement of the allowance for credit losses.

Accounts receivable

Accounts receivable includes receivables mainly from US Acquiring merchants that represent processing revenues earned but not yet collected. Refer to Allowance for credit losses below for the measurement of the allowance for credit losses. Accounts receivable are classified as current assets if receipts are due within one year or less. If not, they are presented as non-current assets. Accounts receivable, net including receivables from payment processing merchants that represent processing revenues earned but not yet collected, are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses.

Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The Company adopted Accounting Standard Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2020. We utilize a combination of aging and probability of default methods to develop an estimate of credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, merchant risk profiles, and relevant macro-economic factors.

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

Credit risk characteristics and concentration

Customer accounts and other restricted cash are deposited with different banking partners with a variety of credit ratings and credit exposure are regularly monitored and managed by the Company’s Safeguarding and Treasury Committee ("STC"). Management considers the risk of loss from these financial instruments to be low.

Settlement receivables primarily relate to receivables from third party payment institutions arising in both the Company's US Acquiring and Digital Commerce businesses, as well as receivables from distribution partners arising in the Company's Digital Commerce business. These receivables are closely monitored on a regular basis and are not considered to give rise to material credit risk. The Digital Commerce business utilizes insurance and credit limits with its distribution partners to limit its overall gross exposure. Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Company to cover unpaid receivables).

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

The Company issues financial guarantee contracts to its sponsor banks mainly within its US Acquiring business for which the Company is exposed to losses from potential chargeback claims. A significant portion of the Company’s exposure to credit risk arises from the threat of chargeback claims against Paysafe directly or Paysafe merchants on card purchases. Chargebacks result in credit exposure to Paysafe when either the merchant or other partners become bankrupt or are otherwise unable to meet their financial obligation. The Company manages the exposure to credit risk by employing various online identification verification techniques, enacted transaction limits, reserves or guarantees held and a number of credit risk management and monitoring tools such as an internally developed credit risk calculator, early warning system and daily credit agency and other third party alerts where potential signs of financial stress on merchants and partners are flagged.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment loss. Depreciation is recognized over the estimated useful lives of the corresponding assets, using the straight-line method, on the following basis:

Computer and communication equipment	2 - 5 years
Furniture and other equipment	3 - 5 years

Other assets are depreciated over their estimated useful lives, using the straight-line method, on the following basis:

Leasehold improvements	Over the lesser of the lease term or 10 years

Depreciation expense is recorded in the Consolidated Statements of Comprehensive Loss in “Depreciation and amortization.” The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statements of Comprehensive Loss.

Leases

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. We recognize lease extension and termination options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2021 and 2020 the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise, fixed lease payments (including in-substance fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date. During the years ended December 31, 2021, 2020 and 2019 the amount of variable lease expense incurred was not significant.

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
•
When a lease term has changed or been modified, variable lease payments that depend on an index or a rate shall be remeasured using the index or rate as of the date the remeasurement is required.

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

In estimating the useful lives of customer relationships, the Company considers the expected use of the asset; legal, regulatory and contractual provisions; historical attrition rates of the customer relationships, as well as the Company’s historical experience in renewing or extending similar customer relationships; and economic factors. Management reassesses the estimated useful lives of our intangible assets on an annual basis. See Note 6 for further information.

Intangible assets are amortized using the straight-line method over the expected life of the intangible asset on the following basis:

Brands	3 - 14 years
Computer Software	3 - 10 years
Customer Relationships	2 - 20 years

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

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use. Research and development expense for the year ended December 31, 2021, 2020 and 2019 was $8,574, $7,952 and $11,748, respectively.

Impairment of finite-lived intangible and long-lived assets

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of long-lived assets and finite-lived intangible assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying amount of such assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded as “Impairment expense on intangible assets” within the Consolidated Statements of Comprehensive Loss. Fair values are determined based on a discounted cash flow analysis . The Company also regularly evaluates whether events and circumstances have occurred that indicate the useful lives of long-lived assets and finite-lived intangible assets may warrant revision. See Note 6 for further information regarding the Company’s impairment review of finite-lived intangible assets.

Goodwill

Goodwill is required to be allocated to reporting units which are either (1) an operating segment or (2) components of an operating segment that are one level below and for which discrete financial information is prepared and regularly reviewed by segment management. The Company considers its reporting units to be at the operating segment level for US Acquiring and one level below for Digital Commerce.

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

The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions. When appropriate the Company considers assumptions a hypothetical marketplace participant would use in estimating future cash flows. See Note 5 for further information.

Business combinations

The Company performs a two-step analysis to determine whether a transaction will be considered as the acquisition of a business or the acquisition of an asset. Firstly, an initial screening test is performed, which determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identified assets. If this initial test is not met, an acquired asset cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create output.

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

Revenue recognition

The Company has prepared these financial statements under Accounting Standard Codification (“ASC”) 606, Revenue From Contracts With Customers and ASC 340-40, Other Assets and Deferred Costs - Contracts With Customers (collectively referred to as the “Revenue Standard”). The Revenue Standard provides a five-step framework to determine when and how revenue is recognized, based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Revenue Standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company provides payment solutions through two primary lines of business: US Acquiring and Digital Commerce. The US Acquiring revenue streams are earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Commerce revenue streams are almost entirely derived from charging merchants’ fees for allowing payments on their platforms using our products or from charging customers on a transactional basis for using our services. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at both the segment and reporting unit level (See Note 21).

For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Some of the Company’s contracts with customers include promises to transfer multiple goods and services. The primary goods offered by the Company are point of sale terminals that are offered in the US Acquiring segment.

The Company recognizes revenue net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

Our contracts with customers have different durations across our business segments, depending on the nature of the good or service provided and whether the contracts are with consumers or merchants. The Company’s primary consumer facing revenue streams are within the Digital Commerce business line in which our consumer facing contracts are online terms and conditions that the consumers agree on as terms of business; these are typically open ended and can be terminated without penalty by either party. Therefore, our contracts in this segment are essentially defined at the transaction level and there is no commitment to provide further services beyond the services already provided. Our merchant contracts in the Digital Commerce segment are formal written contractual agreements with merchants who accept our services on their platforms. These contracts are longer-term relationships structured as open-ended contracts and are typically cancellable by either party with 30-60-day written notice.

The Company does not contract directly with consumers within our US Acquiring segment; as such, our contracts in this segment are all written contractual agreements primarily in two main categories. The first category includes contracts with our sponsor banks and processing partners, which are typically long-term contractual relationships with durations of 5 years, but continuing in effect with automatic renewals of a year or longer. These agreements usually have termination clauses requiring written notice and 90 to 180-day notice periods. The second category is our contracts with merchants. The contracts with merchants are tri-party agreements, usually between the Company, the merchants and sponsor banks with durations of 3 years followed by annual auto-renewals at the end of the terms. Termination clauses generally require 30 days written notice. While the duration of contacts may differ, the primary source of revenue is consistent across segments and consumer base.

Significant judgments:

An area of significant judgment for the Company is the determination of the principal agent consideration under the Revenue Standard. For the Company’s US Acquiring segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its US Acquiring segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

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

US Acquiring

US Acquiring services are primarily derived from processing credit and debit card transactions for merchants. Revenue is earned by charging merchants either as a percentage-based fee of the payment volumes processed or as a charge per transaction, pursuant to the respective merchant agreements, as well as certain fixed charges for various ancillary items and services on a monthly or annual basis.

The fee revenue can include charges to process transactions, foreign exchange services for settling foreign currency transactions, gateway services, fraud and risk management services and charges for accepting alternative payments.

Within our US Acquiring segment, the nature of our billing depends on whether we are in the flow of the funds. When we are in the flow of funds, we can direct debit our fees and settle with our customers on a net basis. When the Company does not have direct access to debit our customer accounts, we typically collect by billing our merchant banking partners on a monthly basis, and our invoices are due immediately upon receipt.

Digital Commerce

Digital Commerce services are offered through the NETELLER and Skrill brands. Consumer and merchant revenues are earned either as a fee calculated as a percentage of funds processed or as a charge per transaction, pursuant to the respective consumer and merchant agreements, as well as fees from cross-currency transactions. We typically have the authority to directly debit our consumers’ pre-funded digital wallet accounts and the merchant wallet accounts, as such, when we earn revenue from transaction fees we are not required to separately bill for amounts earned and collectability is reasonably assured.

In addition, the Digital Commerce services are also offered through the paysafecard prepaid payment vouchers, which are sold directly to customers through third party distributors and paysafecard online payment accounts. The third-party distributors are a network of sales points from which customers may purchase prepaid vouchers; the Company pays a sales commission to its distributors for this service. The revenue is earned from fees charged to merchants accepting payments made using the paysafecard services as well as fees charged to customers on a transactional basis. When a customer purchases a prepaid payment voucher, consideration is collected by the distribution partner prior to settlement with the Company. The redemption of the voucher is the point we earn the revenue and collectability of our revenue is reasonable assured. These services are offered under the Paysafecard and Paysafecash brands.

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

Cost to obtain and fulfil a contract

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

We capitalize incremental costs incurred to fulfil our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Incremental costs to fulfill customer contracts are not material.

Contract balances

We do not have any material contract balances associated with our contracts with customers.

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

US Acquiring: Cost of services (excluding depreciation and amortization) consists primarily of merchant residual payments to our network of Independent Sales Organizations (“ISOs”) and other fees incurred by the Company in processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in this line of business, which are presented net within revenue.

Digital Commerce: Cost of services (excluding depreciation and amortization) in connection with the services offered under the NETELLER and Skrill brands as described above is primarily composed of the costs the company incurs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions in order to draw funds from a customer’s credit or debit card, bank account, or other funding source they have stored in their digital wallet accounts. Cost of services (excluding depreciation and amortization) in relation to the Paysafecard and Paysafecash brands is primarily comprised of commissions paid to distributors.

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

Deferred equity costs

Transactions costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction. For the year ended December 31, 2020, deferred equity costs related to the Transaction (See Note 2) were $9,545, respectively, and were included in “Prepaid expenses and other current assets” within the Statements of Financial Position. The cash outflows associated with these costs are classified as financing cash outflows. There were no deferred equity costs for the year ended December 31, 2021 or 2019.

Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions. Expense recognized for defined contribution plans for the year ended December 31, 2021, 2020 and 2019 was $5,782, $5,417 and $4,427, respectively.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2021, 2020 and 2019 was $38,509, $39,788 and $34,202, respectively.

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

There were no material transfers of account balances between the three levels of hierarchy for the year ended December 31, 2021 or 2020.

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

As of December 31, 2021, the Company had cancelled all interest swaps and caps that had historically been accounted for as a derivative financial liability in the Consolidated Statements of Financial Position.

Warrants

The Company accounts for warrants as derivative liabilities under ASC 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock. The warrants were initially recorded at fair value on the closing date of the Transaction (March 30, 2021 as described in Note 2) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / (expense), net” in the Consolidated Statements of Comprehensive Loss. The warrants consist of public and private warrants. The publicly quoted price of the public warrants is used for valuing the private warrants on the basis that they cannot be transferred without losing their private warrant features, the only exit market in which they would be sold would be the public market and it is not likely that a market participant would pay a price different to that observed for the public warrants.

Share-based compensation

The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation - Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards.

The grant date fair value of the A ordinary shares and B ordinary shares was determined using a Monte Carlo method. The determination of the grant date fair value is affected by assumptions regarding a number of complex and subjective variables, including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. The awards were subject to a service condition, a performance condition and a market condition. As of December 31, 2021, a majority of the share-based compensation was fully expensed as a majority of the vesting conditions were met upon completion of the Transaction (See Note 2 and 16).

The grant date fair value of the restricted stock units is determined using the Company’s stock price on the date of grant. These awards are subject to a service condition or a performance condition. The awards with a service condition vest ratably over three years and the share-based compensation expense is recognized over this requisite service period using the straight-line method. The awards with a performance condition vest at the end of one- or three-years and the number of stock units that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. Share-based compensation expense for these awards are recognized over the requisite service period and as the performance targets are considered probable of being achieved.

The Company accounts for forfeitures as they occur.

Earnings per share

Basic earnings per share is computed by dividing net income (loss) attributable to the Company by the weighted average shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted-average shares outstanding during the period including all potentially dilutive securities as determined under the treasury stock method. In periods when we have a net loss, all potentially dilutive securities are excluded from our calculation of earnings per share as their inclusion would have an antidilutive effect.

Recently Adopted Accounting Pronouncements

Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this new guidance on January 1, 2021 which did not have a material effect on our consolidated financial statements.

Accounting Standards Issued but not yet Adopted

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. Our exposure to London Interbank Offered Rate (“LIBOR”) is limited to our New Term Loan Facility (USD). At this time, we do not expect to elect the optional expedients and accordingly, this guidance is not expected to have an impact on our consolidated financial statements.

Convertible Debt Instruments

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company's fiscal year. The Company has adopted this new guidance effective January 1, 2022. This new guidance did not have an effect on our consolidated financial statements.

Business Combinations

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This update improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) recognition of an acquired contract liability and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. This guidance will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted, including interim periods within those fiscal years. The Company will adopt this new guidance effective January 1, 2023. This new guidance is not expected to have an effect on our consolidated financial statements.

2.
Reorganization and Recapitalization (the “Transaction”)

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Legacy Paysafe and PGHL entered into a definitive agreement and plan of merger to effectuate the Transaction which was completed on March 30, 2021. In order to effectuate the Transaction, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on March 30, 2021. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited merged with FTAC, which was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned subsidiary of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

The acquisition of the Accounting Predecessor was accounted for as a capital reorganization whereby Paysafe Limited was the successor to Pi Jersey 1.5 Holdco Limited. The capital reorganization was immediately followed by the merger with FTAC. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash held in a trust account, the merger was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor was determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) the Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited; (ii) the Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents; (iii) the senior management team of the Accounting Predecessor are continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Transaction; and (iv) the purpose and intent of the Transaction was to create an operating public company, with management continuing to use the Paysafe platform to grow the business.

In connection with the Transaction, Paysafe Limited, PGHL and FTAC entered into subscription agreements with certain investors (the “PIPE Investors”). Simultaneously with the consummation of the Transaction, Paysafe Limited issued to the PIPE Investors 200,000,000 shares of common stock at a price of $10.00 per share for aggregate gross proceeds of $2,000,000. The Company incurred direct and incremental costs of approximately $151,722 related to the Transaction, consisting primarily of advisory, banking, printing, legal, and accounting fees, which were recorded to “Additional paid-in capital” as a reduction of these share issuance proceeds (collectively “Share issuances, net of proceeds”).

Paysafe Limited acquired from PGHL all of the Accounting Predecessor’s shares in exchange for cash consideration of $2,448,799 and share consideration of 333,419,924 common shares (“Capital reorganization”).

The FTAC merger was completed by: (i) Paysafe Bermuda Holdings LLC issuing 20,893,780 LLC membership equity interests (“LLC Units”) in exchange for the FTAC Founder’s FTAC Class C shares outstanding immediately prior to the Transaction; (ii) Paysafe Limited issuing 190,292,458 common shares in exchange for the FTAC’s shareholders shares outstanding immediately prior to the Transaction; and (iii) Paysafe Limited assuming the FTAC’s warrants outstanding immediately prior to the Transaction, consisting of 48,901,025 public warrants (the “Public Warrants”) and 5,000,000 private warrants (the “Private Warrants”), which were modified to entitle the holder to acquire, on the same terms, Company common shares instead of FTAC common stock (the “Warrants”) (collectively, “Merger recapitalization”).

The cash flows related to these activities have been classified as “Net cash inflow from reorganization and recapitalization” within the Consolidated Statements of Cash Flows, consisting of cash outflows related to the cash consideration for the Pi Jersey acquisition of $2,448,799, offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from the share issuance.

Non-controlling interest

The LLC units contain an exchange right which entitles the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”). The Exchange Right cannot be exercised until 12 months after the Transaction. Thereafter, it can be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately. The LLC Units are accounted for as permanent equity and presented as non-controlling interest, as they are held by the FTAC Founder and entitle it to participate in tax distributions.

On initial recognition, the non-controlling interest was recorded at the value of the FTAC Class C shares that the LLC received in exchange for the LLC Units it issued to the FTAC Founder. Immediately prior to the Transaction, the FTAC Founder held FTAC warrants that were exchanged for the FTAC Class C shares. As such, the value of the FTAC Class C shares was based on the value of such warrants, which was calculated based on the publicly listed trading price of the Warrants (NYSE: PSFE.WS) at the Transaction date. Subsequently, the non-controlling interest amount varies based on the LLC’s tax distributions attributable to the FTAC Founder.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. Refer to Note 1 for initial recognition and subsequent measurement of the Warrants.

As of December 31, 2021, the Private Warrants, valued at $3,300, were held by a related party.

Share based compensation

Certain employee equity-based awards issued by the Accounting Predecessor included performance conditions that vested upon a qualifying Exit Event (defined as an IPO whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale), which was not deemed probable in prior periods. These awards vested in connection with the completion of the Transaction, resulting in the full recognition of share-based compensation for the year ended December 31, 2021, which is included in “Selling, general and administrative” on the Consolidated Statements of Comprehensive Loss.

In addition, these awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco’s A ordinary shares and B ordinary shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

For the year ended December 31, 2021, the Company recognized $101,770 of share-based compensation, of which $71,630 related to these awards that vested upon completion of the Transaction and $6,550 related to their modification and subsequent remeasurement. The majority of the remaining share-based compensation relates to restricted stock units granted under the 2021 Plan (see Note 16).

In connection with the modification described above, an initial share-based compensation liability of $13,124 was recognized with $5,123 reclassified from “Additional paid in capital” and the remainder expensed in the current period. During the year ended December 31, 2021, the liability was reduced by fair value adjustments of $1,452 and the redemption of a certain number of shares for $1,648 which was accounted for as a capital contribution from Topco. At December 31, 2021, the share-based compensation liability was $10,024 which is classified as a current or non-current liability within the Consolidated Statements of Financial Position based on the expected timing of the redemption of shares.

Repayment of debt

In connection with the Transaction, certain third-party debt was settled in cash in the first quarter. The Company repaid $416,700 and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the Consolidated Statements of Comprehensive Loss. Refer to Note 9 for further information on all debt transactions.

Preference Shares

We have authorized 2,000,000,000 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

3.
Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company. The weighted average shares calculation for the year ended December 31, 2021 reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction. The historical outstanding shares of the Accounting Predecessor prior to the Transaction have been recast from amounts previously presented for comparability purposes (See Note 2).

The Company uses the treasury stock method of calculating diluted net loss per share attributable to the Company. For the years ended December 31, 2021, 2020 and 2019, we excluded all potentially dilutive restricted stock units and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive.

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share attributable to the Company.

	Year ended December 31,
	2021	2020	2019
Numerator
Net loss attributable to the Company - basic	$(110,954)	$(126,715)	$(110,198)
Net loss attributable to the Company - diluted	$(110,954)	$(126,715)	$(110,198)
Denominator
Weighted average shares – basic	723,712,602	723,712,382	723,712,382
Weighted average shares – diluted	723,712,602	723,712,382	723,712,382
Net loss per share attributable to the Company
Basic	$(0.15)	$(0.18)	$(0.15)
Diluted	$(0.15)	$(0.18)	$(0.15)

4.
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

Income tax benefit

The components of loss before taxes for the year ended December 31, 2021, 2020 and 2019 consisted of the following:

	For the Year Ended December 31,
	2021	2020	2019
United Kingdom	$(447,808)	$(83,049)	$(28,289)
United States	(73,789)	(177,582)	(139,950)
Foreign Other	326,159	74,718	41,578
Loss from operations before taxes	$(195,438)	$(185,913)	$(126,661)

Income tax benefit comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statements of Comprehensive Loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax benefit consists of the following:

	For the Year Ended December 31,
	2021	2020	2019
Current:
United Kingdom	$(4,364)	$(1,041)	$(1,363)
United States	(25,926)	(16,698)	(2,189)
Foreign Other	42,173	19,682	14,445
Total	11,883	1,943	10,893

Deferred:
United Kingdom	(90,345)	(3,664)	(9,659)
United States	4,468	(42,911)	(4,904)
Foreign Other	(11,116)	(14,567)	(12,854)
Total	(96,993)	(61,142)	(27,417)
Income tax benefit	$(85,110)	$(59,199)	$(16,524)

The effective tax rate for the years ended December 31, 2021, 2020 and 2019 was 43.5%, 31.8% and 13.0%, respectively. The reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the Year Ended December 31,
	2021	2020	2019
United Kingdom corporate tax rate	19.0%	19.0%	19.0%
Changes in respect of prior periods	8.2%	11.1%	14.2%
Rate change	1.8%	(5.7)%	—
Expenses not deductible for tax purposes	(9.4)%	—	(3.3)%
Gains and losses not subject to income tax	0.6%	—	1.6%
Movement in deferred tax not recognized	1.4%	(2.5)%	(26.7)%
Tax losses not recognized	—	0.5%	(6.0)%
Foreign income taxed at different rates	21.3%	6.8%	13.4%
Other	0.6%	2.6%	0.8%
Effective tax rate	43.5%	31.8%	13.0%

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

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	For the Year Ended December 31,
	2021	2020	2019
Beginning unrecognized tax benefits	$18,784	$24,593	$25,660
Increases related to prior year tax positions	4,451	1,956	651
Decreases related to prior year tax positions	(3,912)	(8,034)	(1,036)
Increases related to current year tax provisions	589	286	921
Decreases related to current year tax positions	(1,013)	(17)	(143)
Decreases related to settlement with tax authorities	(2,155)	—	(1,460)
Closing unrecognized tax benefits	$16,744	$18,784	$24,593

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2021, 2020 and 2019 is $16,744, $18,784 and $24,593, respectively, which is recorded within “Accounts payable and other liabilities” within the Consolidated Statements of Financial Position (See Note 11). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31, 2021 was $1,276 and $166, respectively, and as of December 31, 2020 were $2,677 and $390, respectively, and as of December 31, 2019 were $3,286 and $631, respectively.

There are no events anticipated within the next 12 months that would significantly increase or decrease the total amount of unrecognized tax benefits.

We conduct business globally and file income tax returns in the United Kingdom, United States and other foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities around the world. The Company is no longer subject to income tax examinations by tax authorities in the United Kingdom, United States and other foreign jurisdictions for tax years before 2014.

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

Income and foreign withholding taxes have not been recognized on the excess of the amount included for financial reporting purposes over the tax basis of investments in foreign subsidiaries in Austria, Canada and the United States on the basis that they are indefinitely reinvested. For these territories where the indefinite investment criteria is satisfied, the amounts becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. As of December 31, 2021, 2020 and 2019, the amount of such taxable temporary differences totaled $811,957, $651,851 and $861,875, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $2,441, $4,042 and $2,541, respectively. For our domestic subsidiaries in the United Kingdom, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	For the Year Ended December 31,
	2021	2020
Deferred tax assets:
Property and equipment	$9,043	$9,296
Intangible assets	50,634	42,379
Carry forward tax losses	129,994	105,648
Excess interest carry forward	77,049	55,015
Accrued and unpaid expenses	13,094	16,694
Financial instruments	14,943	10,495
Other	9,298	16,766
Total deferred tax assets	304,055	256,293
Valuation allowance	(51,976)	(57,043)
Net deferred tax assets	252,079	199,250
Deferred tax liabilities:
Property and equipment	(1,857)	(2,246)
Intangible assets	(287,278)	(294,489)
Other	(5,904)	(7,365)
Total deferred tax liabilities	(295,039)	(304,100)
Net deferred tax liabilities	$(42,960)	$(104,850)

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Statement of Consolidated Financial Position. As of December 31, 2021, $230,153 of the $252,079 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31, 2020, $181,581 of the $199,250 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $21,926 and $17,669 are reflected as “Deferred tax assets” within the Consolidated Statements of Financial Position as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, the gross deferred tax liability of $295,039 is presented on the Consolidated Statements of Financial Position on a net basis with $230,153 of deferred tax assets, reflected as a deferred tax liability of $64,886. As of December 31, 2020, the gross deferred tax liability of $304,100 is presented on the Consolidated Statements of Financial Position on a net basis with $181,581 of deferred tax assets, reflected as a deferred tax liability of $122,519.

As of December 31, 2021, 2020 and 2019, the Company has net operating loss carry forwards of $508,434, $508,729 and $379,363, respectively. As of December 31, 2021, $166,033 of those carry forwards will expire between December 31, 2022 and December 31, 2050 if not utilized. The remaining balance of $342,401 are indefinite loss carry forwards with no expiry date.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2021 and 2020, the valuation allowance for the Company was $51,976 and $57,043, respectively. The current movement primarily relates to the release of valuation allowance on excess interest expenses carried forward in the US, this is offset by increases in valuation allowance on deductible temporary differences and carried forward losses in Canada. The decrease in the valuation allowance during the year ended December 31, 2021 was $5,067 and the decrease in the valuation allowance during the year ended December 31, 2020 was $15,291.

5.
Goodwill

As a result of our change in segments (Note 21), we reevaluated our reporting units which resulted in a change as of December 31, 2021. In connection with this change, $271,456 of goodwill was reallocated to Digital Commerce using a fair value allocation methodology. The prior periods have been recast to reflect this change. Changes in the carrying amount of goodwill are as follows:

	US Acquiring	Digital Commerce	Total
December 31, 2019	$1,503,307	$1,934,047	$3,437,354
Additions during the period (1)	—	12,120	12,120
Reductions during the period (2)	—	(24,160)	(24,160)
Foreign exchange	—	56,502	56,502
December 31, 2020	1,503,307	1,978,509	3,481,816
Additions (3)	21,828	194,292	216,120
Foreign exchange	—	(47,899)	(47,899)
December 31, 2021	$1,525,135	$2,124,902	$3,650,037

(1)
Additions to goodwill within the Digital Commerce segment relate to the acquisition of Openbucks (See Note 14)
(2)
Reductions to goodwill within the Digital Commerce segment relate to the sale of Paylater (See Note 15).
(3)
Additions to goodwill within the US Acquiring and Digital Commerce segments in the current period relate to the acquisition of ICS, PagoEfectivo and viaFintech (See Note 14), respectively.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to reduced forecasted cash flows in certain business units, we concluded that an impairment indicator for goodwill was present within the US Acquiring and Digital Commerce segments as of September 30, 2021. We performed a goodwill impairment test as of September 30, 2021 and October 1, 2021 using a discounted cash flow methodology. Based on the analyses performed, it was determined that no adjustments to the carrying value of goodwill of any reporting unit were required.

As a result of the change in reporting units described above, in addition to our annual goodwill impairment test, we performed a goodwill impairment test as of December 31, 2021 under the previous and current reporting unit structure. The fair value was based on a 5-year discounted cash flow model with a terminal value calculated by applying an exit multiple to year 5 cash flows. The discount rate and exit multiple used within the goodwill impairment analysis for US Acquiring was 8% and 15x. The weighted average discount rate and exit multiple used within the goodwill impairment analysis for the reporting units within the Digital Commerce segment was 14% (range of 11-14%) and 16x (range of 16-17x), respectively.

The cash flow forecast was based on our expectation of future outcomes considering past experience and market participant expectations. Discount rate assumptions are based on determining a cost of debt and equity followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. The exit multiple was determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Management considered these to be reasonable multiples in the context of transaction multiples within the payments sector over the last 5 years and consistent with the assumption that a market participant would make. Failure to achieve the expected cash flows, changes in the discount rate or exit multiple, or continued decline the stock price may cause a future impairment of goodwill at the reporting unit level.

Based on the analyses performed, it was determined that no adjustments to the carrying value of goodwill of any reporting unit were required. There is no accumulated impairment of goodwill as of December 31, 2021 or 2020. There have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units as of December 31, 2021 or 2020.

6.
Intangible assets

As of December 31, 2021 and 2020 , the Company’s intangible assets consisted of the following:

	As of December 31,
	2021	2020
Brands	$176,225	$170,349
Software development costs	805,697	755,768
Customer relationships	1,692,838	1,548,474
Computer software	35,257	31,495
	2,710,017	2,506,086
Less accumulated amortization on:
Brands	69,407	56,700
Software development costs	371,555	288,521
Customer relationships	505,732	398,304
Computer software	17,900	18,670
	964,594	762,195
Less accumulated impairment on:
Brands	8,464	344
Software development costs	84,947	83,239
Customer relationships	449,808	135,491
	543,219	219,074
Intangible assets, net	$1,202,204	$1,524,817

During the year ended December 31, 2021 and 2020, we recorded intangible assets of $69,242 and $21,451, respectively, related to the acquisition of merchant portfolios which were accounted for as asset acquisitions, inclusive of contingent consideration payable. During the year ended December 31, 2021 and 2020, we recorded intangible assets of $129,036 and $1,516, related to business combinations. We had unpaid capital expenditure purchases of approximately $4,123 at December 31, 2021 which was included in "Accounts payable and other liabilities" within the Consolidated Statements of Financial Position. Capital expenditure purchases are recorded as cash outflows from investing activities in the Company's Consolidated Statements of Cash Flows in the period they are paid.

Amortization expense on intangible assets for year ended December 31, 2021, 2020 and 2019 was $252,202, $253,751 and $265,477, respectively.

We perform an annual reassessment of estimated useful lives of intangible assets. There was no revision to useful lives of intangible assets during the year ended December 31, 2021. For the year ended December 31, 2020, revisions to the useful lives of intangible assets did not have a material impact to our financial statements. For the year ended December 31, 2019, we revised the useful lives of certain computer software and customer relationships that had been acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. The revised useful lives reflect management’s best estimate of the period during which the assets will be used. Certain computer software useful lives were shortened following progression in the consolidation of the legacy platforms into a unified Group IT platform, resulting in an accelerated retirement of the legacy IT platforms. Certain customer relationships’ useful lives were also revised to reflect the shorter period over which they are expected to generate revenue. The revision of useful lives, which occurred in the first quarter of 2019, caused an acceleration of amortization expense of $22,123 for the year ended December 31, 2019, resulting in an increase in “Depreciation and amortization”, decrease in “Operating income”, and an increase in “Net loss”, of the same amount for that year. On a pretax per share basis, the revisions caused a decrease in basic and diluted EPS of $0.18.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not recoverable. Due to reduced forecasted cash flows within the Digital Commerce segment, we concluded that an impairment indicator for certain intangible assets was present within this segment as of September 30, 2021. Digital Commerce experienced decreased revenues associated with certain legacy merchant relationships and also reduced their forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment. As a result, an impairment analysis on Digital Commerce intangible assets was performed as of September 30, 2021 and based on an undiscounted cash flow model, it was determined that certain of these assets were not recoverable. In calculating the impairment loss, management determined the fair value of these individual assets based on a discounted cash flow model for merchant relationships and relief from royalty method for certain brands using Level 3 inputs. Failure to achieve the expected cash flows due to higher than estimated attrition, obsolescence or other factors may cause a future impairment of intangible assets. Management’s key assumptions in determining the fair value include expected cash flows, discount rate and royalty rate.

The Company recognized an impairment loss of $324,145 for the year ended December 31, 2021, the majority of which relates to the impairment described above. The impairment loss is recognized in the Consolidated Statements of Comprehensive Loss under “Impairment expense on intangible assets” and is primarily related to the Digital Commerce segment.

For the year ended December 31, 2020, the Company recognized an impairment loss of $42,981 for certain software development costs resulting from shortening an asset’s estimated useful life following accelerated retirement of a legacy IT platform, and $59,894 for customer relationships acquired in the past acquisitions of Paysafe Group Limited resulting from the deterioration in the assets’ forecasted cash flows and anticipated merchant and consumer attrition rates. An additional impairment loss of $27,545 was recognized for certain acquired merchant portfolios due to deterioration in anticipated merchant attrition rates observed since the assets’ acquisition. The discount rate utilized for purposes of determining the fair value of intangible assets impaired as of the year ended December 31, 2020 was 8.6%

For the year ended December 31, 2019, the Company recognized an impairment loss of $38,597 for software development, $18,710 for customer relationships and $344 for brands acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. An additional impairment loss of $29,342 was recognized for certain acquired merchant portfolios and $1,661 for software development for projects that were canceled during the period.

The estimated amortization expense of intangible assets for the next five years is as follows:

2022	$225,179
2023	188,892
2024	187,447
2025	162,768
2026	113,037

Intangible assets acquired by the Company during the year ended December 31, 2021 and 2020 had the following expected weighted-average useful lives:

	2021	2020
Brands	7 years	n/a
Computer software	3 years	4 years
Customer relationships	7 years	5 years
Total weighted-average useful life	5.4 years	4.1 years

7.
Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

		As of December 31,
	Estimated Useful Lives in years	2021	2020
Computer and communication equipment	2-5	$26,211	$31,874
Furniture and other equipment	3-5	13,199	13,860
Leasehold improvements	1-10	4,427	6,654
Accumulated depreciation		(28,930)	(33,697)
Property, plant and equipment, net		$14,907	$18,691

Depreciation expense related to property, plant and equipment for the year ended December 31, 2021, 2020 and 2019 was $9,170, $14,415 and $14,354, respectively.

8.
Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

As described in Note 1, the Company adopted ASC 326, Financial Instruments – Credit Losses, on January 1, 2020 which resulted in a cumulative-effect adjustment to increase the allowance for credit losses by $10,148 and decrease retained earnings by $7,509, net of tax. The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the years ended December, 2021 and 2020:

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net	Financial guarantee contracts and other (1)	Total allowance for credit losses
Balance at December 31, 2019	$—	$37,444	$4,498	$10,924	$52,866
Adjustment for adoption of ASC 326 Financial Instruments – Credit Losses	2,788	2,863	—	4,497	10,148
Credit loss expense	1,308	43,660	7,936	1,313	54,217
Write-Offs	—	(26,912)	(12,050)	(93)	(39,055)
Reclassification (2)	—	1,131	5,475	(6,606)	—
Disposal of subsidiary (See Note 15)	—	(33,151)	—	(2,235)	(35,386)
Balance at December 31, 2020	4,096	25,035	5,859	7,800	42,790
Credit loss expense	(3,528)	15,628	3,551	(549)	15,102
Write-Offs	—	(31,929)	(4,722)	—	(36,651)
Other (3)	105	(92)	(639)	(324)	(950)
Balance at December 31, 2021	$673	$8,642	$4,049	$6,927	$20,291

(1)
Provision on off-balance sheet financial guarantees was separately assessed and recognized based on the guidance within ASC 460, Guarantees, prior to the adoption of ASC 326, Financial Instruments - Credit Losses, on January 1, 2020.
(2)
Represents the reclassification of the allowance for credit losses from a liability to a contra asset upon realization of the accounts receivable related to an off-balance sheet guarantee and other reclassifications.
(3)
Other mainly relates to the impact of foreign exchange.

Decrease in credit loss expense in 2021 compared to 2020 was primarily attributable to the impact of the global COVID-19 pandemic in 2020 as well as the disposal of Payolution GmbH which occurred in October 2020 (See Note 15). Increase in write-offs of accounts receivable in 2021 was primarily attributable to the write-off of specific credit loss allowances recognized in the prior year for an individual merchant within the US Acquiring segment. This was offset by a decrease in write offs for settlement receivables net, within Digital Commerce.

Increases in credit losses and write-offs in 2020 compared to the prior period were primarily attributable to the impact of the global COVID-19 pandemic and the associated impact of macroeconomic conditions, as well as the adoption of ASC 326 Financial Instruments – Credit Losses. The overall reduction in the allowance for credit losses year on year is mainly attributable to the disposal of Payolution GmbH (see Note 15).

9.
Debt

Former Debt Facilities

As of December 31, 2020, the Company's debt facilities consisted of a first lien term loan, a second lien term loan and a first lien revolving credit facility ("First Lien Revolving Credit Facility"). The first lien term loan consisted of a $1,540,000 USD Facility (“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”). The second lien term loan consisted of $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). The First Lien Revolving Credit Facility had an available balance of $225,000 in multiple currencies. As of December 31, 2020, the Company had no unpaid drawdowns. The Company paid a fee of 30% of the applicable margin of 3.0% on the daily portion of the facility that was not utilized and available for future borrowings.

In connection with the Transaction as described in Note 2, the Company repaid $416,700, including quarterly principal payments, and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the Consolidated Statements of Comprehensive Loss.

On June 28, 2021, the Company fully repaid the outstanding balances under the USD First Lien Term Loan, the EUR First Lien Term Loan and the First Lien Revolving Credit Facility, which was accounted for as a debt extinguishment. The repayment occurred contemporaneously with the Refinancing, as described below. The Company recorded a loss on extinguishment of debt, including the expense of capitalized debt fees, of $40,538, which is included in “Interest expense, net” on the Consolidated Statements of Comprehensive Loss.

New Facilities

On June 28, 2021, the Company completed the following debt transactions (the “Refinancing”): (i) entered into a new $305,000 senior secured revolving credit facility (the “New Revolving Credit Facility”) that can be drawn under multiple currencies; (ii) borrowed $628,000 aggregate principal amount under a new senior secured USD first lien term loan facility (the “New Term Loan Facility (USD)”) and €435,000 aggregate principal amount under a new senior secured EUR first lien term loan facility (the “New Term Loan Facility (EUR)”, and together with the New Term Loan Facility (USD) the “New Term Loan Facility”); and (iii) issued $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”). As of December 31, 2021, €25,000 was drawn down on the New Revolving Credit Facility. Debt issuance costs of $24,474 were recorded in connection with the Refinancing, for which a majority are reported as a deduction from the debt, presented under “Non-current debt” in the Consolidated Statements of Financial Position, and amortized using the effective interest rate method.

The Company used the proceeds from the New Term Loan Facility and the Secured Notes as well as $35,000 drawn down under the New Revolving Credit Facility to fully repay the Former Debt Facilities.

On September 28, 2021, the Company entered into a $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and a €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) to be drawn upon completion of the SafetyPay and viaFintech acquisitions, respectively. As of December 31, 2021, the USD Incremental Term Loan and EUR Incremental Term Loan were fully drawn. As the SafetyPay acquisition had not been completed as of December 31, 2021, the cash drawn was held in escrow and is presented within "Customer accounts and other restricted cash" in the Consolidated Statements of Financial Position (See Note 19). Debt issuance costs of $16,765 were recorded in connection with the transaction which is reported as a deduction from the debt, presented under “Non-current debt” in the Consolidated Statements of Financial Position, and amortized using the effective interest rate method.

Line of Credit

In the first quarter of 2020, the Company’s Line of Credit was increased from $25,000 to $50,000 and the maturity date was extended to May 2023. The Line of Credit is restricted for use in funding settlements in the US Acquiring business and is secured against known transactions. As of December 31, 2021 and 2020, the Company had an outstanding balance of $50,000, respectively.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate (1)	Facility maturity date	Principal outstanding at December 31, 2021 (Local Currency)	Principal outstanding at December 31, 2021 (USD)
Term Loan Facility (USD) (3)	USD	USD LIBOR + 2.75%	Jun-28	$1,013,883	$1,013,883
Term Loan Facility (EUR) (4)	EUR	EURIBOR + 3%	Jun-28	710,000	807,231
Secured Loan Notes (EUR)	EUR	3%	Jun-29	435,000	494,571
Secured Loan Notes (USD)	USD	4%	Jun-29	400,000	400,000
New Revolving Credit Facility (EUR)	EUR	EURIBOR + 2.25% (0% floor)	Dec-27	25,000	28,423
Line of Credit	USD	Prime (2) (3.25) - 0.25%	May-23	50,000	50,000
Total Principal Outstanding					$2,794,108

(1)
For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate”.
(3)
Represent New Term Loan Facility (USD) and USD Incremental Term Loan as defined under New Facilities
(4)
Represent New Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under New Facilities

	As of December 31,
	2021	2020
Principal outstanding	$2,794,108	$3,331,909
Deferred debt issuance costs	(38,302)	(50,751)
Amortization of interest expense	2,562	(18,887)
Total	2,758,368	3,262,271
Short-term debt	10,190	15,400
Long-term debt	$2,748,178	$3,246,871

For the year ended December 31, 2021, 2020 and 2019, amortization expense on deferred debt issuance costs was $10,793, $11,887, and $12,185, respectively.

Maturity requirements on non-current debt as of December 31, 2021 by year are as follows:

Years ending December 31,
2022	$10,190
2023	60,190
2024	10,190
2025	10,190
2026	10,190
2027 and thereafter	2,693,158
Total	$2,794,108

Compliance with Covenants

The Company’s new facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and New Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the New Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total New Revolving Credit Facility Commitment. If the New Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the new facilities, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at December 31, 2021.

The financial covenants under the former debt facilities required the Company to test its First Lien Net Leverage Ratio if the principal amount of the Revolving Facility Loans outstanding at the reporting date exceeded 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization was greater than 40% at the reporting date, there was an additional requirement that the First Lien Net Leverage Ratio was not permitted to exceed 9.0 to 1.0. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) consolidated EBITDA, as defined in the former debt facilities, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at December 31, 2020.

Letters of Credit

As of December 31, 2021 and 2020, the Company had issued approximately $171,392 and $160,950, letters of credit, respectively, for use in the ordinary course of business.

10.
Derivative instruments

The Company has historically entered into derivative financial instruments to manage its interest rate risk related to its former variable-rate credit facilities, comprised of the First Lien Term Loans and Second Lien Term Loan. The Second Lien Term Loan was fully repaid on March 31, 2021, and the First Lien Term loan was repaid in connection with the Refinancing on June 28, 2021 (see Note 9). As a result, the interest rate swaps and interest rate caps were cancelled as of December 31, 2021, reducing the derivative liability and resulting in market value settlement cash payments of $41,483.

The Company’s derivative instruments consisted of interest rate swaps and interest rate cap agreements (collectively “interest rate contracts”). The interest rate swaps mitigated the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements caped a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rose above the strike rate on the contract. The interest rate contracts were measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other (expense) / income, net” in the Company’s Consolidated Statements of Comprehensive Loss.

The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rise above the strike rate on the contract. As of December 31, 2020, the Company’s interest rate contracts had a fair value of $50,198 which was recorded as a

“Derivative financial liability” in the Consolidated Statements of Financial Position. The Company recognized a fair value gain (loss) for the year ended December 31, 2021, 2020 and 2019 of $8,585, ($22,463) and ($17,325), respectively, in respect of its interest rate contracts.

11.
Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2021	2020
Accounts payable	$18,599	$27,160
Other payables (1)	46,824	37,357
Accrued liabilities (2)	72,328	86,433
Payroll liabilities	35,780	32,040
Provisions and contingent liabilities (3)	38,310	48,734
Total	$211,841	$231,724

(1)
Other payables mainly consist of sales tax and value added tax payable and other miscellaneous payables.
(2)
Accrued liabilities mainly consist of general accrued expenses and external interest payable.
(3)
Provisions and contingent liabilities mainly consist of uncertain tax positions, allowance for credit losses related to financial guarantees and merchant overdrafts, and provisions recognized for certain litigation claims.
12.
Contingent and deferred consideration payable

Contingent and deferred consideration relates to merchant buyouts and business combinations that are payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent consideration payable is comprised of the following balances:

Total
Balance at December 31, 2019	$11,449
Payments made during the year	(5,689)
Additions in the year	3,905
Fair value gain	(103)
Balance at December 31, 2020	9,562
Payments made during the year	(7,681)
Additions in the year	30,716
Fair value gain	(1,782)
Balance at December 31, 2021	$30,815
Current portion of contingent and deferred consideration payable	$13,673
Non-current portion of contingent and deferred consideration payable	$17,142

During the year ended December 31, 2021:

•
The Company completed the business combination of ICS, PagoEfectivo and viaFintech, as well as, the acquisition of merchant portfolios, recognizing an estimated contingent and deferred consideration payable of $30,716, of which $25,781 was related to business combinations (See Note 14). The estimated amount recorded for these business combinations represents the maximum amount of possible payments.
•
The Company paid $7,681 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

During the year ended December 31, 2020:

•
The Company acquired merchant portfolios and Openbucks, and recognized an estimated contingent consideration payable of $3,905, of which $3,502 was related to Openbucks (See Note 14).
•
The Company paid $5,689 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

The contingent and deferred consideration of $30,815 is classified as a liability on the Consolidated Statements of Financial Position, of which $17,142 is non-current. This contingent and deferred consideration arose as part of the consideration of merchant buyouts, as well as current and prior year acquisitions. The contingent and deferred consideration is payable in cash subject to the future financial performance of the acquisitions.

13.
Contingent consideration receivable

The contingent consideration receivable initially arose on the disposal of Paysafe Merchant Services Limited ("PMSL"), a previous subsidiary of Paysafe Group Limited. The disposal occurred on December 20, 2017, immediately prior to the acquisition of Paysafe Group Limited by the Company. Under the terms of the disposal agreement, if the buyer defaulted on payment and the Company issued a 90-day notice to pay, certain shares of PMSL could be held by the Company as security on the payment of the contingent consideration receivable (“Share Charge”). Prior to the closing of the Transaction, the possibility of the enactment of a Share Charge was considered remote and all amounts due in the period under the agreed terms of the disposal were settled by the buyer in full.

In connection with the Transaction, the contingent consideration receivable was transferred to PGHL as partial settlement of the shareholder term loan agreement with PGHL (see Note 22). The remaining contingent consideration receivable balance at December 31, 2021 is $2,842 and related to a contingent consideration receivable recorded upon the disposal of Paylater (See Note 15).

The following table summarized the movement in the contingent consideration receivable during the years ended December 31, 2021 and 2020.

Total
Balance at December 31, 2019	$164,029
Fair value gain on contingent consideration receivable (1)	9,831
Settlements	(27,158)
Foreign exchange	5,073
Balance at December 31, 2020	151,775
Fair value gain on contingent consideration receivable (1)	11,097
Related party transaction with PGHL	(159,302)
Settlements	(3,045)
Foreign exchange	2,317
Balance at December 31, 2021	$2,842
Current portion of contingent consideration receivable	$2,842
Non-current portion of contingent consideration receivable	$—

(1)
The gain recognized is due to the fair value measurement of the contingent consideration receivable and is recorded in Other (expense) / income, net (Note 20).

Pursuant to the disposal agreement, payments due are made directly to Topco. Topco is obliged to transfer such proceeds to the Company, but only to the extent that it receives such amounts from the buyer. During the years ended December 31, 2021 and 2020, Topco has received payments from the buyer of $0 and $27,158 (at transaction date foreign exchange rates), respectively. As of December 31, 2021 and 2020, the total outstanding balance due from Topco to the Company is $4,408 and $4,455 (at closing foreign exchange rates), respectively, and is included within “Related party receivables - current” in the Consolidated Statements of Financial Position.

14.
Business Combinations

During the year ended December 31, 2021, the Company completed the acquisition of International Card Services (“ICS”) with the goal of furthering the expansion of the US Acquiring segment in the United States as well as obtaining new merchants. The Company also completed the acquisitions of Orbis Ventures S.A.C. (“PagoEfectivo”), and ViaFintech with the goal of furthering the expansion of alternative payment methods in the Latin America and German markets as well as creating additional revenue opportunities for the Digital Commerce segment.

These acquisitions were accounted for as business combinations and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition. These acquisitions were not considered material business combinations individually.

The following table summarizes the aggregate purchase price and fair value of the assets and liabilities acquired on acquisitions during the year ended December 31, 2021 as described above which are considered material business combinations in the aggregate. As of the date of the issuance of these financials, the determination of the final purchase price allocation to specific assets acquired and liabilities assumed is based on provisional amounts. The estimate of the purchase price allocations may change in future periods as the fair value estimates of assets and liabilities (including, but not limited to, goodwill, and intangibles) and the valuation of the related tax assets and liabilities are finalized.

Cash consideration	$285,166
Contingent and deferred consideration payable (1)	25,781
Other adjustments for working capital	(1,656)
Total purchase price	309,291
Cash and cash equivalents	21,646
Prepaid expenses and other current assets	460
Trade and other receivables (2)	3,596
Deferred tax assets	74
Property, plant and equipment	216
Intangible assets (3)	129,036
Other assets - non-current	337
Trade and other payables	(24,101)
Deferred tax liability	(38,093)
Net liabilities acquired	93,171
Goodwill (4)	$216,120

(1)
Payable in cash subject to the future financial performance of the acquisitions. Represents the maximum amount of possible payments recognized as of the acquisition date. See Note 17, Fair Value Measurements for further details on our fair value methodology with respect to the contingent and deferred consideration payable.
(2)
Gross contractual amounts receivable are equal to their book value where appropriate.
(3)
Intangible assets are primarily comprised of customer relationships, brands, and computer software.
(4)
Goodwill was primarily attributed to the expected synergies between the acquired businesses and the Company, the value of the employee workforce, new customer acquisitions and intangible assets that do not qualify for separate recognition at the time of acquisition. The goodwill is not deductible for income tax purposes. See Note 21, Operating Segments for the reporting segments to which acquired Goodwill was assigned.

The aggregate revenues and net earnings of the acquired businesses during 2021 of $24,848 and $5,180 respectively, are included in the Consolidated Statements of Comprehensive Loss from the date of acquisition.

The unaudited pro forma consolidated revenues and net loss for the Company for the year ended December 31, 2021 and 2020 were as follow, had these acquisitions occurred on January 1, 2020. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisitions been completed as of January 1, 2020.

	Year Ended December 31,
	2021	2020
Revenue	$1,514,581	$1,449,217
Net loss (1)	(117,765)	(142,420)

(1)
The pro forma net loss for 2021 was adjusted to exclude the acquisition-related costs and include additional amortization and interest expense that would have been charged assuming the intangible assets and associated debt had been recorded as of January 1, 2020. The pro forma net loss for 2020 was adjusted to include the acquisition-related costs and additional amortization and interest expense that would have been charged assuming the intangible assets and debt had been recorded as of January 1, 2020.

The Company incurred acquisition-related costs associated with these acquisitions of approximately $2,647, which are recorded in "Restructuring and Other Costs" on the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021.

Openbucks

In August 2020, the Company completed the acquisition of Openbucks with the goal of accelerating the expansion of the Digital Commerce in the United States as well as benefit from certain partnerships with retailers. The total expected purchase price at the time of acquisition, including earnouts was $13,262, comprised of cash consideration of $9,760 and an additional contingent earnout to be paid in future periods based on earnings targets. The operating results of the acquisition have been included in the Company's consolidated financial statements since the date of acquisition. This acquisition was not considered a material business combination. Refer to Note 12 for further information regarding changes in contingent consideration payable related to this acquisition.

15.
Gain on disposal of subsidiaries

Payolution GmbH

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company for total consideration consisting of cash and contingent consideration. The receivable is contingent upon the achievement of certain financial performance metrics of Payolution GmbH. For the years ended December 31, 2021 and 2020, the Company had earned the contingent consideration of $3,045 and $4,885, respectively, as the financial performance metrics had been achieved prior to the 2021 and 2020 year-end, respectively. These amounts were paid during 2021. The $4,885 (at December 31, 2020 closing foreign exchange rates) earned in 2020 was recorded in the “Prepaid expenses and other current assets” within the Consolidated Statements of Financial Position as of December 31, 2020. The remaining consideration for financial performance conditions will be due in the second quarter of the year ended December 31, 2022 (See Note 13).

Cash consideration	$47,098
Contingent consideration	4,686
Total consideration	51,784
Less: Net assets on disposal	38,647
Gain on disposal of a subsidiary	$13,137

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

16.
Share-based payments

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan (2018 Plan) for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan (2021 Plan). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been nor are expected to be granted in the future under the 2018 Plan.

2018 Pi Jersey Topco Limited Plan (“2018 Plan”)

On January 2, 2018, Pi Jersey Topco Limited adopted the 2018 Plan authorizing the issuance of equity-based awards, including A ordinary shares and B ordinary shares, to certain executive and senior managers of the Company in consideration for their employee services. A ordinary shares have been granted to certain executives and senior management only, while B ordinary shares are held by certain executives and senior managers as well as shareholders of Topco. The total number of authorized A ordinary shares under the Plan was 600,000, and there was not a limit to the number of B ordinary shares authorized. A consideration of $2.16 or $1.50 was payable on the grant of each A ordinary share, depending on the grant date, and consideration of $1.00 was payable on the grant of each B ordinary share. The awards are issued and settled by Pi Jersey Topco Limited. The employee services are rendered to the Company. As such, they are accounted for as equity settled share-based payments in the Company’s financial statements.

The A ordinary shares and B ordinary shares included a service-based vesting condition and a performance-based vesting condition. Vesting was subject to continuous service until the achievement of an Exit Event (defined as an Initial Public Offering (“IPO”) whereby Blackstone and CVC retained less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale). The Plan also included a market condition through a ratchet mechanism whereby, upon the achievement of a specified return at an Exit Event or subsequent sale of ordinary shares, a number of B ordinary shares as determined by a formula would automatically be converted into deferred shares, so as to result in the A ordinary shares, which are held by executives and senior managers of the Company only, having an additional ownership percentage of the total equity. This ratchet mechanism impacts the grant date fair value of the A ordinary shares and the B ordinary shares.

As vesting for a majority of the shares was contingent upon the achievement of an Exit Event, a majority of compensation expense was recognized during December 31, 2021 upon completion of the Transaction. For the year ended December 31, 2020 and 2019, no share-based compensation expense was recorded.

The following tables summarizes ordinary share activity for the year ended December 31, 2021.

	A ordinary shares	Weighted average grant date fair value	B ordinary shares	Weighted average grant date fair value
Nonvested as of December 31, 2020	523,980	$113.12	292,576	$46.06
Granted (1)	9,370	$350.62	—	$—
Vested (2)	(523,980)	$113.12	(292,576)	$46.06
Forfeited	(3,500)	$350.62	—	$—
Nonvested as of December 31, 2021	5,870	$350.62	—	$—

(1)
The fair value of shares granted under the 2018 Plan during the year ended December 31, 2021 was based on the relative value of the Transaction.
(2)
Represents share-based awards that vested in connection with the completion of the Transaction as described in Note 2.

The weighted average grant date fair value of shares granted under the 2018 Plan for the years ended December 31, 2021, 2020 and 2019 was $350.62, $320.50 and $259.63, respectively. The total grant date fair value of shares vested during the year ended December 31, 2021, was $71,630. There were no shares that vested under the 2018 plan for the years ended December 31, 2020 and 2019.

Assumptions used in the valuation model

The fair value of the A ordinary shares and B ordinary shares was determined using a Monte Carlo simulation approach for the years ended December 31, 20220 and 2019. The following table shows the principal assumptions used in the valuation:

	For the year ended December 31,
	2020	2019
Expected volatility	48.27%	30.90%
Risk free interest rate	0.14%	1.84%
Dividend yield	Nil	Nil

Expected volatility was determined based on the historical volatility of Paysafe and broadly comparable companies operating in the payments sector.

2021 Omnibus Incentive Plan (“2021 Plan”)

There are 126,969,054 shares authorized for award under the 2021 Plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- or three-years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the year ended December 31, 2021 because the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

The following table summarizes restricted stock unit activity during the year ended December 31, 2021.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2020	—	$—
Granted (1)	13,526,684	$8.30
Vested (2)	(2,705)	$11.80
Forfeited	(209,543)	$11.49
Performance adjustments (3)	—	$—
Nonvested as of December 31, 2021	13,314,436	$8.25

(1)
Represents 10,209,706 RSUs and 3,316,978 PRSUs based on performance target achievement of 100%.
(2)
The total grant date fair value of units vested was $32.
(3)
Represents the adjustment to the number of PRSUs vested based on actual performance compared to target.

Share based compensation expense recognized during the year ended December 31, 2021 under both plans was $101,770. There was no shared based compensation recognized during the years ended December 31, 2020 and 2019. As of December 31, 2021, 2020 and 2019, the unrecognized stock-based compensation expense under both plans was $70,234, $71,630, and $66,497, respectively.

In January and February 2022, the Company granted an additional 3,599,070 of RSUs and PRSUs to employees under the 2021 Plan.

17.
Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2021 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$2,842
	$—	$—	$2,842

Financial liabilities measured at fair value:
Contingent consideration payable (1)	$—	$—	$29,689
Warrant liabilities (2)	32,275	3,300	—
Liability for share-based compensation	—	—	10,024
	$32,275	$3,300	$39,713

(1) Excludes deferred consideration payable of $1,126 which is not a Level 3 financial instrument.

(2) Level 2 warrant liabilities represent the fair value of private warrants which is estimated using the price of the Company's public warrants.

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2020 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$151,775
	$—	$—	$151,775

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$9,562
Derivative financial liability	—	50,198	—
	$—	$50,198	$9,562

There were no transfers between levels during the years ended December 31, 2021 and 2020. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 12 and 13.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Weighted average discount rate of 9.0% (7-15%)
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and other liabilities, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items. At December 31, 2021, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.
18.
Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2021	2020	2019
Operating lease expense	$9,523	$10,562	$11,028

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$9,357	$10,300	$10,842
Leased assets obtained in exchange for new operating lease liabilities	$2,314	$11,438	$16,408

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2021	2020	2019
Weighted-average remaining lease term	5.1 years	5.9 years	5.3 years
Weighted-average discount rate	4.6%	4.9%	5.3%

As of December 31, 2021, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2022	$9,033
2023	8,954
2024	8,431
2025	6,666
2026	3,255
2027 and beyond	4,841
Total lease payments	41,180
Less: interest	(4,327)
Total lease liability	$36,853
Current portion of lease liability	8,845
Non-current portion of lease liability	28,008

19.
Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, for the year ended December 31, 2021 and 2020 we have recognized a provision of $8,550 and $11,600, respectively, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s Consolidated Statements of Financial Position.

The Company vigorously defends its position on all open cases, including any litigation that arises as a result of the cyber breach that occurred in November 2020. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered primarily in our US Acquiring segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for credit losses on financial guarantees as of December 31, 2021 and 2020 (See Note 8).

Acquisition of SaftPay Inc. (“SafetyPay”)

In August 2021, the Company entered into a definitive agreement to acquire SaftPay Inc. (“SafetyPay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for all three of our segments. The base consideration is $441,000 to be paid in cash. This acquisition will be accounted for as a business combination and closed during the first quarter of 2022. As of the date of the issuance of these financials, the determination of the purchase price allocation to specific assets acquired and liabilities assumed is incomplete due to timing of the acquisition.

20.
Other income / (expense), net

A summary of the amounts recorded in Other income / (expense), net is as follows:

	For the year ended December 31,
	2021	2020	2019
Foreign exchange gain / (loss)	$7,122	$(19,280)	$(3,301)
Fair value gain on contingent consideration receivable	13,443	9,831	27,274
Fair value gain / (loss) on derivative instruments	8,585	(22,463)	(17,325)
Interest expense, net, on related party balances	—	(1,554)	(8,457)
Fair value gain on warrant liability	222,611	—	—
Other	(12,100)	(7,339)	(12,105)
Other income / (expense), net	$239,661	$(40,805)	$(13,914)

21.
Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. As discussed in Note 1, in the fourth quarter of 2021, we revised our reportable segments as a result of a change in our CODM and how our CODM regularly reviews financial information to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), Chief Information Officer (“CIO”), and Chief resource Officer (“CRO”). Our new operating segments, which align with our reportable segments, are: US Acquiring, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Commerce, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the Paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA. The prior year segment information has been recast to reflect this change.

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

The Company earns revenue from the sale of US Acquiring and Digital Commerce services. The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2021:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue from external customers	$649,760	$835,934	$—	$1,485,694
Interest revenue	4	1,315	—	1,319
Total Revenue	$649,764	$837,249	$—	$1,487,013
Adjusted EBITDA	$167,584	$351,384	$(75,070)	$443,898

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2020:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue from external customers	$610,704	$811,741	$—	$1,422,445
Interest revenue	12	4,032	—	4,044
Total Revenue	$610,716	$815,773	$—	$1,426,489
Adjusted EBITDA	$179,077	$319,300	$(72,608)	$425,769

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2019:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue from external customers	$624,016	$785,398	$—	$1,409,414
Interest revenue	85	8,641	—	8,726
Total Revenue	$624,101	$794,039	$—	$1,418,140
Adjusted EBITDA	$207,886	$318,984	$(60,529)	$466,341

(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss from operations before taxes is as follows:

	Year Ended December 31,
	2021	2020	2019
Segments Adjusted EBITDA	$518,968	$498,377	$526,870
Corporate costs	(75,070)	(72,608)	(60,529)
Depreciation and amortization	(261,372)	(268,166)	(279,831)
Share based compensation	(101,770)	—	—
Impairment expense on intangible assets	(324,145)	(130,420)	(88,792)
Restructuring and other costs	(25,883)	(20,640)	(50,683)
Gain on disposal of subsidiaries and other assets, net	-	13,137	4,777
Other income / (expense), net	239,661	(40,805)	(13,914)
Interest expense, net	(165,827)	(164,788)	(164,559)
Loss before taxes	$(195,438)	$(185,913)	$(126,661)

For the year ended December 31, 2021, Adjusted EBITDA excludes share based compensation expense. No share based compensation expense was recognized for the years ended December 31, 2020 and 2019.

The disaggregated revenue by business line, which aligns with our reporting units, is as follows:

	For the year ended December 31,
	2021	2020	2019
US Acquiring	$649,764	$610,716	$624,101
eCash (1)	406,185	332,941	272,744
Digital Wallet (1)	363,760	394,501	428,148
Integrated & Ecommerce Solutions (IES) (1)	95,582	109,265	111,358
Intracompany (1)	(28,278)	(20,934)	(18,211)
Total Revenue	$1,487,013	$1,426,489	$1,418,140

(1)
These business lines are part of the Digital Commerce segment.

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company's services. Interest revenue is not included within this table as it is not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the year ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
United Kingdom	$52,263	$46,037	$63,424
United States of America	683,338	631,570	641,585
Germany	127,119	146,670	115,093
All other countries (1)	622,974	598,168	589,312
Revenue from external customers	$1,485,694	$1,422,445	$1,409,414

(1)
No single country included in the “All other countries” category generated more than 10% of revenues.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the year ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
United Kingdom	$5,068	$6,198
Canada	6,455	6,898
United States of America	11,416	16,479
Bulgaria	11,442	13,847
Austria	8,682	10,754
All other countries (1)	4,962	4,702
Total long lived assets, net	$48,025	$58,878

(1)
No single country included in the All other countries category generated more than 10% of total long lived assets.
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

Balances and transactions with related parties

The Company entered the following transactions with related parties. At December 31, 2021 and 2020, the following amounts were outstanding:

		Amounts owed by related parties	Amounts owed to related parties
Related party relationship	Type of transaction	December 31, 2021	December 31, 2021
Other	Warrant liabilities	$—	$3,300
Topco	Receivable	4,408	—
PGHL	Receivable	2,069	—
Other	Receivable	15	—
Total		$6,492	$3,300

		Amounts owed by related parties	Amounts owed to related parties
Related party relationship	Type of transaction	December 31, 2020	December 31, 2020
Topco	Receivable	$4,455	$—
PGHL	Loan received	—	195,228
PGHL	Receivable	1,776	—
Other	Receivable	40	—
Total		$6,271	$195,228

Refer to Note 2 for related party transaction related to the Warrant liabilities.

The amounts outstanding are unsecured and no guarantees have been given or received. No allowances for credit losses have been made for debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions for the year ended December 31, 2021, 2020 and 2019 was $0, $1,554, and $8,457, respectively. These balances are recognized and included within “Other (expense) / income, net”.

Transactions with Topco

The amounts owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. Before the Transaction, the contingent consideration payments from the disposal of PMSL were made by the buyer to Topco and Topco was obligated to transfer the consideration received to Legacy Paysafe (See Note 13), resulting in a receivable from Topco. In connection with the Transaction, Legacy Paysafe transferred the contingent consideration receivable to PGHL and as a result, Topco’s obligation is now with PGHL.

The remaining receivable relates to payments made by the buyer to Topco that have not been transferred to the Company. This receivable is GBP denominated and the movement in the balance is due to foreign currency translation. As of December 31, 2021 and 2020, the amounts owed from Topco related to the disposal of PMSL were $4,408 and $4,455, respectively.

Transactions with PGHL

In January 2018, Legacy Paysafe entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited. The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company. During the year ended December 31, 2021, in connection with the Transaction, the Company fully settled this loan through the following transactions, (i) an amount of $159,302 was settled in connection with the contingent consideration receivable transfer to PGHL (See Note 13), (ii) an amount of $26,000 was settled in connection with additional contributions from PGHL into Skrill USA, which were funded by Legacy Paysafe. PGHL owns 100% of Skrill USA’s share capital. As a VIE of the Company, Skrill USA’s equity and results are presented as non-controlling interest in these financial statements, and therefore this additional capital contribution was presented as “Contributions from non-controlling interest holders” in the Consolidated Statements of Shareholder’s Equity and (iii) the remaining loan balance of $10,694 was released by PGHL as consideration for the issuance of 233,376 additional ordinary shares by Legacy Paysafe, which is presented as “Capital injection in Legacy Paysafe” in the Consolidated Statements of Shareholder’s Equity.

The Company has a receivable from PGHL which is interest free and repayable on demand. As of year ended December 31, 2021 and 2020 this receivable balance is $2,069 and $1,776, respectively.

23.
Subsequent events

Subsequent to December 31, 2021, the Company acquired 100% equity interest in Skrill USA (See Note 1), issued additional share based payment awards (See Note 16) and completed the acquisition of SafetyPay (See Note 19).