Form 20-F
period 2022-12-31
Paysafe Ltd
filed 2023-03-15
CIK 1833835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,788,816 common shares and 53,900,725 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect a correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PAYSAFE LIMITED

i

EXPLANATORY NOTE

On December 7, 2020, Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe Limited”), Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Accounting Predecessor”), and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”), entered into the Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, among other things, (i) Merger Sub would merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of Paysafe Limited (“Merger”) and each outstanding publicly traded share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) would convert into the right to receive one common share, par value $0.001 per share (prior to "Reverse Stock Split" described below) of Paysafe Limited (“Company Common Shares”), (ii) PGHL would transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash and (iii) each of FTAC’s publicly traded warrants that are outstanding immediately prior to the Effective Time of the Merger would, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per warrant on the same terms. The Transaction, as defined herein, was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols “PSFE” and “PSFE.WS,” respectively.

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

The Accounting Predecessor

As a result of the Transaction being accounted for as a capital reorganization, Pi Jersey Holdco 1.5 Limited was deemed to be the Accounting Predecessor of Paysafe Limited. The accompanying consolidated financial statements for the year ended December 31, 2022 include the accounts of Paysafe Limited, and its subsidiaries after giving effect to the Transaction with FTAC that completed on March 30, 2021. The comparative financial information for the year ended December 31, 2020 is based upon the accounts of Pi Jersey Holdco 1.5 Limited, prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

Reverse Stock Split

On December 12, 2022, we effected a 1-for-12 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each issued and outstanding share of our common stock, and the per share exercise price of and number of shares of our common stock underlying our outstanding equity awards were automatically proportionally adjusted based on the 1-for-12 Reverse Stock Split ratio. No fractional shares of common stock were issued in connection with the reverse stock split, and all such fractional interests were rounded up to the nearest whole number.

Except as otherwise provided herein, all share and per-share amounts of our common stock, equity awards, warrants and other outstanding equity rights have been adjusted to give effect to the Reverse Stock Split for all periods presented. The Reverse Stock Split amended the par value of our common stock from $0.001 to $0.012 per share, but did not modify any voting rights or other terms of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of this Report:

•
our ability to effectively compete in the large entertainment verticals;
•
our ability to successfully acquire and integrate new operations;
•
complex and changing regulatory requirements;
•
our ability to maintain and develop relationships with banks, payment card networks and financial institutions;
•
our ability to prevent and manage cybersecurity attacks;
•
market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;
•
significant competition and competitive pressures from other companies worldwide in the industries in which we operate;
•
our ability to raise financing in the future;
•
our substantial level of indebtedness and
•
litigation and the ability to adequately protect our intellectual property rights.

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

INDUSTRY AND MARKET DATA

In this Report, we present industry data, forecasts, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information that we have derived from third parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources (including FIS and IBM). Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this Report."

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

SUMMARY RISK FACTORS

An investment in our shares involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•
Our focus on the large entertainment verticals can increase risk relative to other companies in the global payments industry.
•
Cyberattacks and security vulnerabilities could result in loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition.
•
Global and regional economic conditions could materially harm our business.
•
International operations subject us to increased risks.
•
We may not be successful at acquiring, investing and integrating businesses.
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
•
The COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.
•
We may fail to hold, safeguard or account accurately for merchant or customer funds.
•
Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services and outages could adversely affect our business.
•
We are vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.
•
We may become an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers.

•
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.
•
We are required to comply with payment card network operating rules.
•
Our efforts to expand our product portfolio and market research may not succeed, and if we fail to manage our growth effectively, our business could be materially harmed.
•
We depend on key management, as well as our experienced and capable employees.
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
•
We are subject to financial services regulatory risks.
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
•
Our substantial leverage could adversely affect our financial condition.
•
Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition.
•
Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.
•
Our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which could prevent us from capitalizing on business opportunities.
•
Our business may be adversely impacted by changes in currency exchange rates.
•
The IRS may not agree that Paysafe (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.
•
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the Common Shares.
•
Our Principal Shareholders control 47.5% of our Company and their interests may conflict with ours or yours in the future.

v

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

“Company Bye-laws” means the second amended bye-laws of the Company.

“Company Common Share(s)” means the common shares, par value $0.012 per share, of Paysafe Limited and any successors thereto.

“Company LLC Contribution” means the transfer and contribution of FTAC and the Accounting Predecessor by the Company to the LLC in exchange for LLC Interests immediately following the I/C Loan.

“Company Warrants” means warrants that will entitle the holder thereof to purchase for $138.00 per share one Company Common Share in lieu of one share of FTAC Class A Common Stock (subject to adjustment in accordance with the Warrant Agreement).

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

“OECD” means the Organization for Economic Co-operation and Development.

“Omnibus Incentive Plan” means the Paysafe Limited 2021 Omnibus Incentive Plan attached as Exhibit H to the Merger Agreement.

“Paysafe Consolidated Financial Statements” means the Consolidated Statements of Financial Position of Paysafe Limited as of December 31, 2022 and 2021 and the related Consolidated Statements of Comprehensive Loss, Shareholder’s Equity, and Cash Flows, for the three years ended December 31, 2022, together with the comparative financial information for the year ended December 31, 2020 which is based upon the accounts of Pi Jersey Holdco 1.5 Limited.

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

“Transaction” means the transactions contemplated by the Merger Agreement, including the Merger, the Paysafe Contribution, the FTAC Contribution, the Founder LLC Contribution, the Company LLC Contribution.

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

Current Debt Facilities

On June 28, 2021, Paysafe refinanced its former debt facilities by entering into a Senior Facilities Agreement (the “2021 Senior Facilities”) and issuing Senior Secured Notes~~.~~ (the “2021 Secured Notes”). The proceeds of these facilities and notes were used to repay the remaining former debt facilities:

As of December 31, 2022, the 2021 Senior Facilities and 2021 Secured Notes consist of the following:

•
$305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);
•
$1,108 million first lien term loan facility (the “USD First Lien Term Loan”) of which $990 million was outstanding as of December 31, 2022 and €710 million first lien term loan facility (the "EUR First Lien Term Loan") of which €701 million was outstanding at December 31, 2022 (the EUR First Lien Term Loan and, together with the USD First Lien Term Loan, the “First Lien Term Loan”), the maturity date of which is June 28, 2028;
•
$400.0 million Senior Secured Notes (the “USD Notes”) ”) of which $370 million was outstanding at December 31, 2022 and €435.0 million Senior Secured Notes (the "EUR Notes") of which €421 million was outstanding at December 31, 2022 (the EUR Notes and, together with the USD Notes, the “Senior Secured Notes”), the maturity date of which is June 28, 2029.

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

In addition, unless the lenders holding a majority of the outstanding loans and commitments under each credit agreement consent, each of the credit agreements provide that upon a change of control (determined in accordance with the credit agreements) or a sale of all or substantially all of the business and/or assets of the group the Facilities will be canceled and all amounts thereunder will become immediately due and payable.

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

Paysafe Payment Revolving Credit Facility

On June 18, 2019, Paysafe Payment Processing Solutions LLC (“Paysafe Payment”) entered into a credit agreement with Woodforest National Bank, as administrative agent (as amended and restated on January 21, 2020, the “Paysafe Payment Credit Agreement”). The Paysafe Payment Credit Agreement provides for a $50 million revolving credit facility (the “Paysafe Revolving Credit Facility”), the maturity date of which was May 31, 2023.

On June 27, 2022, Paysafe Payment amended the Paysafe Payment Credit Agreement with PNC National Bank as administrative agent. The amended Paysafe Credit Agreement provides for a $75 million revolving credit facility, the maturity date of which is June 27, 2025.

The proceeds of the Paysafe Revolving Credit Facility may be used for working capital and other general corporate purposes, other than for the repayment of debt or for personal, family, household or agricultural purposes.

Interest Rate and Fees

Borrowings under the Paysafe Revolving Credit Facility bear interest at a floating rate per annum which can be, at Paysafe Payment’s option, either (i) a Secured Overnight Financing Rate (SOFR) for a specified interest period plus 2.70% or (ii) US Prime rate minus 0.25%. Paysafe Payment will also continue to be required to pay customary annual agency fees to the administrative agent.

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

Maturity

Principal amounts outstanding under the Paysafe Revolving Credit Facility are due and payable in full at maturity on June 27, 2025.

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

D. Risk Factors

Risks Related to Paysafe’s Business and Industry

Our focus on the large entertainment verticals can increase risk relative to other companies in the global payments industry.

We operate in the global entertainment verticals, which include: iGaming, travel, streaming/video gaming, retail/hospitality and digital assets. Although this focus distinguishes us from industry peers, it also increases risks inherent in our business and broader industry. For example:

•
the industries we serve are extensively regulated, and their regulation is evolving and subject to frequent change and uncertain interpretation. As a result of regulatory actions, we have had to exit a market altogether, limit services we provide, or otherwise modify our business in ways that have adversely impacted profitability. We are also exposed to a higher risk of losses resulting from related investigations, regulatory actions and litigation. See “—Regulatory, Legal and Tax Risks—We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors”;
•
serving the entertainment verticals creates greater operational complexity, including for our compliance, legal and risk functions;
•
with respect to certain industries (such as iGaming), the laws related to, or the legal status of, such industries vary significantly among the countries in which we operate and, in the U.S., from state to state, further adding operational complexity particularly in compliance and risk mitigation;
•
we may have difficulty obtaining or maintaining relationships with merchants and third-party service providers for our business, such as banks and payment card networks, including as a result of their assessment and appetite for the compliance, cost, government regulation, risk of consumer fraud or public pressure that can be associated with some of the industries that we operate in. For example, merchants may compel us to change our operations or add bespoke or enhanced internal controls in order to do business with them; and
•
from time to time, the industries we serve (and we by association) are the subject of negative publicity, which can harm our reputation if we are viewed as associated to the industry vertical. In addition, any negative publicity could deter future consumers and merchants from adopting our products and services and influence our third-party service providers’ assessment of our business.

The enhanced risks resulting from our core focus can materialize suddenly and without warning, which may result in increased volatility in our results of operations compared with other companies in our industry that do not provide services to companies in the entertainment verticals, and could result in a material adverse effect on our business, financial condition, results of operations and future prospects.

Cyberattacks and security vulnerabilities could result in disruption, loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition.

Our information technology (“IT”) security systems, software and networks and those of the customers and third parties with whom we interact may be vulnerable to unauthorized access (from the Internet, from within or by third parties), computer viruses or other malicious code, denial of service or other cybersecurity threats, which could result in the unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, financial or personal information relating to merchants, customers and employees. Such unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, financial or personal information could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards and other monetary loss or have other material impacts on our business. We, like other financial technology organizations, as well as our customers and third parties with whom we interact, are routinely subject to cybersecurity threats and our and their technologies, IT systems and networks have been victims of cyberattacks in the past. Information security risks for payment and technology companies such as ours have significantly increased in recent years and in particular with the changes in ways of working driven by the pandemic, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers.

We are responsible for data security for ourselves and for third parties with whom we partner, including with respect to complying with rules and regulations established by the payment networks and card networks. These third parties include merchants, our distribution partners, our third-party payment processors and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit personal information, such as names, contact details, addresses, social security numbers, credit or debit card numbers, expiration dates, driver’s license numbers, bank account numbers and bank routing information as well as certain information gathered during our Know Your Customer (“KYC”) procedures. We have ultimate liability to the payment networks and our partner banks for our failure or the failure of third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by governmental bodies, the payment networks, consumers, merchants or others, and could harm our business and reputation. In addition, a breach or other cybersecurity incident at a third party with whom we interact has in the past, and could in the future, result in our inability to safeguard our customers' information and fund.

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

Despite various mitigation efforts that we undertake, there can be no assurance that we and our third party partners will be immune to these risks and not suffer material security incidents and resulting losses in the future, or that our insurance coverage would be sufficient to cover the related financial losses over and above the excess of the insurance policy. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data (including our confidential business information and intellectual property rights) or our customers’ data (including our merchants and consumers), to disable or degrade our services, demand ransom or to sabotage our systems are constantly evolving and have become increasingly complex and sophisticated. These techniques may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Threats to our IT systems and our associated third parties’ IT systems may result from human error, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, organized crime groups or from accidental technological failure. For example, certain of our employees require access to sensitive data that could be used to commit identity theft or fraud. While we have internal controls in place surrounding system access and segregation of duties, if unauthorized individuals gain access to this data, the risk of malfeasance is heightened. Concerns about security increase when we transmit information electronically, even though we encrypt certain communications and data to reduce this risk, because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our contracted third parties. Denial of service, ransomware, or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These or similar types of actions and attacks could disrupt our delivery of services or make them unavailable. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business, financial condition and results of operations.

We and our third party partners have experienced and will likely continue to regularly experience denial-of-service and other cyberattacks and security events. In such circumstances, our data encryption practices and other protective measures have not always prevented and in the future may not prevent, as applicable, unauthorized access service disruption or system sabotage.

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
•
geopolitical events in countries we operate or have offices, including natural disasters, public health issues, pandemics, changes in political conditions, acts of war and terrorism, including the military hostilities commenced in Ukraine (operations in Russia and Ukraine represented approximately 1% of revenues for the year ended December 31, 2022);
•
higher unemployment;
•
consumer debt levels or reduced consumer confidence;
•
complying with all applicable restrictions and sanctions that may impact our operations, including complying with any applicable sanctions imposed on Russia;
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
•
failure of banks and financial institutions: across our businesses, we hold our own, merchants’ and customers’ funds on deposit at various banks and financial institutions. In Digital Wallets, we receive funds from our merchants and customers into a number of bank accounts operated by various banks in the countries in which we operate. We then transfer funds, from the various banks in the countries in which we operate, to multiple banks such that amounts equivalent to all merchant and customer funds are held in segregated accounts in accordance with applicable regulatory requirements. While we have controls in place intended to monitor and mitigate this risk, there can be no guarantee that the banks in which funds are held will not suffer any kind of financial difficulty or commence any insolvency or bankruptcy proceedings, or any moratorium, composition, arrangement or enforcement action or any other kind of analogous event in any jurisdiction that may result in the permanent loss of some or all of our own funds or the funds of merchants or customers, which could have a material adverse effect on our business and financial performance;
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

If, for any reason, any banks, payment card schemes, issuers or financial institutions cease to supply us with the services we require to conduct our business, or the terms on which such services are provided were to become less favorable or be canceled, or a contractual claim made against us, it could impact our ability to provide our payment services, or the basis on which we are able to provide such services. This, and any of the factors set forth above, could result in a loss for us, which could have a material adverse effect on our results of operations, financial condition and future prospects.

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

This reliance exposes us to increased operational risk. These third parties may be subject to financial, legal, regulatory and labor issues, cybersecurity incidents, privacy breaches, service terminations, disruptions or interruptions, or other problems, including reputational problems, which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf, or result in loss of funds to us or our customers, which could have a material adverse effect on our results of operations, financial condition and future prospects.

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

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality, inadequate protection or misuse of sensitive information, failure to meet applicable legal and regulatory requirements, including compliance failures and allegations, litigation and other claims, employee misconduct, fraud, fictitious transactions, bad transactions, negative customer experiences, and misconduct by our partners, service providers, or other counterparties. We have also been in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and deter consumers and merchants from adopting our products and services. From time to time, the industry verticals we serve (and we, by association) are the subject of negative publicity, which can harm our brand and deter consumers and merchants from adopting our products and services. See “—Our focus on the global entertainment verticals can increase our risks relative to other companies in our industry.” Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

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

The global economic uncertainty resulting from the Covid -19 pandemic and other geopolitical conditions, could materially impact our business and future results of operations and financial condition.

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

To the extent that the Covid-19 pandemic or other geopolitical conditions adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may fail to hold, safeguard or account accurately for merchant or customer funds.

Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Customer and merchant funds must either be held in secure, liquid low-risk assets that are held by a custodian or placed in a segregated account of an authorized credit institution or we may hold an insurance policy or bank guarantee to safeguard the funds. We employ internal controls and compliance procedures designed to hold, safeguard and account accurately for customer and merchant funds. Our ability to manage and account accurately for the assets underlying our customer funds and comply with applicable liquidity requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our associated internal controls. Any failure to account accurately for customer and merchant funds or to fail to comply with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products and result in significant penalties and fines, which could materially harm our business. Our Safeguarding controls undergo annual and event triggered examination and review by independent internal and external auditors, as well as continuous first line self-assessment. Any self-identified issue or audit observation or finding is immediately addressed through remediation action. For more information regarding our assessment of the consequences of breaches of our e-money issuer, payment initiation services provider or money transmitter licenses, see “—Regulatory, Legal and Tax Risk—We are subject to financial services regulatory risks.”

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

We are exposed to the effect of chargebacks and merchant insolvency in our business. We are liable to various banks for chargebacks incurred by our merchants where the merchants are unable to meet liabilities arising as a result of those chargebacks. If the average chargeback rate on any of our merchant portfolios at any acquiring bank exceeds the maximum average chargeback rate permitted by the card agreements, we will be required to take steps to reduce the average chargeback rate so that it falls below the maximum permitted rate or risk losing our relationship with that acquiring bank. Those steps might include processing more transactions for merchants who have lower chargeback rates to produce a lower average chargeback rate for the portfolio as a whole or terminating relationships with merchants who have higher chargeback rates, which could in turn lead to a material loss of revenue for us. Chargebacks may arise as individual claims or as multiple claims relating to the same facts or circumstances. For example, the insolvency or cessation of a merchant doing business could cause numerous individual customers to bring claims at once which, either singly or in aggregate, could have a material adverse effect on our results of operations, financial condition and future prospects. Similarly, chargebacks or fraud related to our customers or merchants in our Digital Wallet business could cause the payment card schemes of which we are a member in Europe to require us to implement additional and potentially costly controls, and ultimately disqualify us from processing transactions if satisfactory controls are not maintained. Further, if any of the services we offer are deemed to have caused or contributed to illegal activity, customers, consumer protection agencies and regulatory firms could band together to initiate chargeback card payments or ACH reversals for transactions associated with the activity in question.

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

We are focused on providing trusted services to our customers and merchants and ensuring that data and confidential information is transmitted and stored securely. Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payment companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses and reputational damage.

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

The ability for customers to withdraw and deposit funds within various accounts and the potential for customer fraud in connection with certain gambling activities heightens the risks of money laundering and the unwitting receipt by us of criminal proceeds. Our industry is under increasing scrutiny from governmental authorities—in Europe, the United States and many other jurisdictions in which we operate—in connection with the potential for consumer fraud. The laws of some jurisdictions define or interpret what constitutes the underlying criminal activity that gives rise to criminal proceeds relatively narrowly (for example, terrorist financing). Conversely, other jurisdictions have adopted laws providing for relatively broad definitions or interpretations of underlying criminal activity (for example, in the UK criminal proceeds may arise from the conviction of any criminal offence where it is found that the defendant has benefited from the criminal conduct). Further, to the extent to which payment processors may be held civilly or criminally liable for the criminal activities of its merchant customers also varies widely across the jurisdictions in which we operate.

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

In addition, our operations and the execution of our business plan depend on our ability to attract, train and retain suitably skilled or qualified personnel with relevant industry and operational experience and to ensure that we have a robust succession planning system in place. In order for us to expand our operations in the future we will need to recruit and retain further personnel with suitable experience, qualifications and skill sets capable of advancing our business. Additionally, we are in the process of incorporating more automation and re-engineering processes in our business, and uncertainty related to this transformation may affect our ability to retain our employees. Depending on the geographical area, there can be substantial competition for suitably skilled or qualified personnel with relevant industry and operational experience and there can be no assurance that we will be able to attract or retain our personnel on similar terms to those on which we currently engage our employees, or at all. We see this risk in particular in our Digital Wallet operations center in Sofia, Bulgaria, where we have found it can be more difficult to identify qualified local talent from which to staff our operations. If we are unable to attract or retain suitably skilled or qualified personnel then this could have a material adverse effect on our results of operations, financial condition and future prospects.

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

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our eCash Solutions division historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain games operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet segment experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations and may lead to adverse inferences about our prospects, which could result in declines in our share price.

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

We are subject to a wide variety of laws, regulations, licensing schemes and industry standards in the countries and localities in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, online gambling, consumer protection, privacy, information security, anti-money laundering, safeguarding of client funds, strong customer authentication, financial services, securities, labor and employment, unclaimed property laws, competition, data protection, biometric data processing and marketing and communications practices. Such laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes, new guidance, administrative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. For example, in 2022, the Bank of Italy formed the view that the distribution of my paysafecard codes through the local network of points of sale resulted in Italian anti-money laundering law becoming directly applicable to the sale of those vouchers. After engagement with the Bank of Italy, a local Central Contact Point was established in Italy and changes to the process for the purchase of codes including the collection of ‘code fiscale’ were implemented. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business. In addition, regulatory scrutiny in one jurisdiction can lead to increased scrutiny from regulators and legislators in other jurisdictions that may harm our reputation, brand and third-party relationships and have a material adverse effect on our results of operations, financial performance and future prospects.

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

In the future, we may also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. For example, in Germany, the gambling regulator adopted stringent enforcement of unlicensed gambling activity beyond a transitional period during which gambling licenses could be applied for and consequently we have increased our scrutiny of merchants’ gambling licenses in relation to specific games. In the Netherlands, the introduction of new regulation has led to gambling operators having to end all customer relationships with Dutch customers while going through the process of applying for a Dutch gambling license. These changes in regulations have impacted our ability to do business and could adversely affect our results of operations, financial performance and future prospects. In Canada, the Alcohol and Gaming Commission of Ontario recently imposed a limit of $250 CAD/week and a maximum of five (5) prepaid cards which can be used to fund gaming accounts with licensed Operators, which has impacted the use of one of our prepaid payment products.

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

Additionally, many jurisdictions, particularly those outside of Europe and the United States, including many Latin American countries, have not updated their laws to address the supply of online gambling, which by its nature is a multijurisdictional activity. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly, including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. For example, in India, 2021 and 2022 we were notified about a small number of investigations being conducted by the Government of India Enforcement Directorate (“ED”) relating to gambling activity by Indian residents which indirectly concern the provision of digital wallet services to our Indian resident customers. If the ED or other Government of India regulatory authority finds that we violated Indian law by failing to restrict certain payments from being made, it could lead to certain penalties being imposed on us or we may cease providing services to Indian resident customers altogether if it is determined that our services to Indian resident customers are licensable in India and we cannot, or decide not to, obtain a license. We currently operate in Latin American countries where there are no licensing requirements and the regulatory environment is changing. If new regulations are imposed, our ability to operate in those counties could become more difficult and more costly. Additionally, in Latvia, the Latvian Financial and Capital Market Commission (the “Commission”) notified us of their belief that we were in breach of Latvian law as a result of processing gambling payments between Latvian customers and gambling operators that do not have a local license. Following engagement with the Commission, we asserted that we were not in breach of Latvian law and currently have not received a response.

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

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Wallets (which primarily provides services to the online gambling industry) represents approximately 46% of our revenue for the year ended December 31, 2022. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

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

Two of our entities in Ireland are authorized by the CBI to act as e-money issuers and to provide payment services (including account information and payment initiation services) and are passporting in other European Economic Area (“EEA”) jurisdictions. As with the FCA, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland. For example, in 2022, an inaccurate description of the foreign exchange rate applied to customer transactions was identified, notified to the regulators and is being remediated through a refund of the relevant margin to all customers and merchants.

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

War, terrorism, political events, geopolitical instability, trade barriers and restrictions, public health issues, pandemics, natural disasters, or other catastrophic events have caused and could cause damage or disruption to the economy and commerce on a global, regional, or country-specific basis, which could have a material adverse effect on our business, our customers, and companies with which we do business. Such events could decrease demand for our products and services or make it difficult or impossible for us to deliver products and services to our customers. The frequency and severity of some catastrophic events, such as flooding, hurricanes, tornadoes, extended droughts, and wildfires are contributed to by global climate change, which many in the scientific community, in governmental bodies and elsewhere believe will continue for decades to come, potentially resulting in increased disruption to us. Geopolitical trends, including nationalism, protectionism, and restrictive visa requirements could limit the expansion of our business in those regions. Our business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents, and events beyond our control such as other industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on our business, financial condition, and results of operations.

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

Our customers are based in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions and our wider customer base accesses our services online. We are subject to anti-money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Where a customer resides in a jurisdiction outside of Europe in which we do not consider ourselves to be conducting a regulated activity, we follow the home state laws of the relevant Group regulated entities and our group policies which seek to apply the highest common standard regardless of the residency of that customer. We believe that these processes are of the requisite standard, although there can be no guarantee that they meet all the requirements of other jurisdictions. However, if we were to violate laws or regulations governing money transmitters or electronic fund transfers, either in Bermuda, the UK, Ireland, Switzerland, the United States, Canada or elsewhere, including as a result of any failure by our employees to correctly apply our KYC procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether.

We are also subject to rules and regulations imposed by, among others, the European Union, HM Treasury and OFAC restricting the transfer of funds to certain specifically designated countries. While we believe that we have in place appropriate systems and procedures to ensure that transfers to merchants or customers in countries on watch lists are not executed, there can be no guarantee that such controls are, or will continue to be, effective and any sanctions imposed by any regulatory body on us for executing a transfer to a country on a watch list could have a material adverse effect on our results of operations, financial condition and future prospects.

Changes in the regulatory environment for digital assets could adversely affect our business.

Consumers can use our digital wallets to trade in digital assets. Digital assets are not considered legal tender or backed by any government and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. The use of cryptocurrencies has been prohibited or effectively prohibited in some countries. If we (or our partners that we work with to provide the services) fail to comply with applicable requirements and prohibitions, we could face regulatory or other enforcement actions and potential fines and other consequences including licensing restrictions, censure or a significant impact on our revenues derived from such activity and increased future compliance costs. Even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value and their attractiveness to consumers for investment or speculation leading to reduced use of these services and thereby reducing our ability to earn revenue from such activity. Changes in the regulatory environment for cryptocurrency could impact our business and our future business arrangements, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

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

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, work is currently being undertaken by the OECD on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”). On December 12, 2022, the European Union (EU) Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed, meaning the directive will have to be transposed into the national law of EU Member States by the end of 2023 with effectiveness beginning January 1, 2024. Separately, the UK published draft legislation on July 20, 2022 that proposes to apply the top-up tax on subsidiary profits taxed at a rate of less than 15% effective for accounting periods beginning on or after December 31, 2023. Our global effective tax rate could be impacted by such legislation, or any resulting local country legislation enacted in response to any potential global minimum tax rates.

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

In light of FATCA, certain non-U.S. financial institutions (“foreign financial institutions” or “FFIs”) are required to register with the U.S. Internal Revenue Service (“IRS”) to obtain a Global Intermediary Identification Number (“GIIN”) and comply with the terms of FATCA, including any applicable intergovernmental agreement (“IGA”) and any local laws implementing such agreement or FATCA. Based on our current operations and business activities, including our Digital Wallet business, we have registered certain of our subsidiaries, and may be required to register additional subsidiaries, as FFIs and will therefore be required to register with the IRS to obtain a GIIN, and required to comply with the terms of any applicable IGA. Failure to comply with FATCA (including as the same may be implemented under the terms of any applicable IGA) could subject certain payments of U.S. source fixed, determinable, annual, or periodical income made to us to 30% FATCA withholding tax. Further, our FFI subsidiaries would need to perform diligence on their existing and new customers, provided that their account balances reached certain thresholds, including obtaining self-certifications regarding the account holder’s citizenship or tax residence in the United States. They would then be required to report certain information about their U.S. account holders to either the IRS or their local tax authorities (which will in turn provide such information to the IRS). This reporting requirement could potentially dissuade customers from doing business with us.

We are regularly subject to litigation, regulatory actions and government inquiries.

We may be and in some cases have been subject to claims, lawsuits (including class action lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other adverse legal proceedings involving areas such as intellectual property, consumer protection, privacy, data protection, biometric data processing, gambling, labor and employment, immigration, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters. See “Item 4.B. Business Overview—Legal Proceedings.” For example, on December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited f/ka/Foley Trasimene Acquisition Corp. II, Richard N Massey, Bryan D. Coy, Philip McHugh and Ismail (Izzy) Dawood, was filed, naming among others the Company, our former Chief Executive Officer and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market regarding the Company’s financial outlook in light of gambling regulations in key European markets, performance challenges in the company’s Digital Wallets segment and the modified scope and timing of new eCommerce customer agreements. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants filed false financial statements, misled the public and induced the public to buy shares. On January 21, 2022, a related complaint was brought by John Paul O’Brien also in the Southern District of New York, which additionally named William P. Foley II as a defendant. On May 5, 2022, the Southern District of New York consolidated the Wiley case and the O’Brien case and recaptioned the new case In re: Paysafe Ltd. f/k/a Foley Trasimene Acquisition Corp. II Securities Litigation. The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020 and November 10, 2021.

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

We are highly leveraged. As of December 31, 2022, the total principal amount of our debt was approximately $2.7 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

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

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of December 31, 2022, the Company held approximately $1.8 billion of outstanding debt at variable interest rates. However, if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Further, our USD First Lien Term Loan, USD Second Lien Term Loan and First Lien Revolving Credit Facility (each, as defined in “Description of Certain Indebtedness”) bear interest at a rate that varies depending on the London Interbank Offered Rate (“LIBOR”). In July 2017, the head of the FCA announced its intention to phase out the use of LIBOR by the end of 2021; in March 2021, the FCA extended the transition dates of certain LIBOR tenors to June 30, 2023, after which LIBOR reference rates will cease to be provided. If a published U.S. dollar LIBOR rate is unavailable after 2021, the interest rates on our USD First Lien Term Loan and USD Second Lien Term Loan will be determined using various alternative methods, any of which may result in interest obligations that are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our results of operations and financial condition.

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

We carry significant intangible assets on our statement of financial position. As of December 31, 2022, we had $1.3 billion of intangible assets and $2.0 billion in goodwill. Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant under-performance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge.

In the current year, due to a sustained decline in stock price and market capitalization, reduction in the fair value of debt, as well as current market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both the Merchant Solutions and Digital Wallets segments as of March 31, 2022 and June 30, 2022. We performed a goodwill impairment test as of these dates using a discounted cash flow methodology. Based on the analyses performed, we recognized an impairment expense for the year ended December 31, 2022 of $1.2 billion and $0.7 billion in the Merchant Solutions and Digital Wallet segments, respectively.

Should the impact of macro-economic conditions, or other factors, be more severe or of longer duration than assumed in the forecasted cash flows, the goodwill may be at risk of impairment. Further, continued sustained declines in our stock price would require us to perform goodwill impairment tests in subsequent periods. If there is a continued and sustained decline in our stock price this could result in a material goodwill impairment in future periods.

Due to the goodwill impairments described above, we also concluded that an impairment indicator for certain intangible assets was present within both segments. As a result, an impairment analysis was performed and based on an undiscounted cash flow model, it was determined that the assets were recoverable and no impairment charge was recorded. Failure to achieve the expected cash flows may result in a material impairment of intangible assets in future periods. Other intangible asset impairments during 2022 were not significant.

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

Risks Related to Paysafe’s Common Shares and Corporate Structure

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

The actual payment of future dividends on the Company Common Shares and the amounts thereof depend on a number of factors, including, inter alia, the amount of distributable profits and reserves, including capital contribution reserves (which can be reduced by losses in a current year or carried forward from previous years), Paysafe’s capital expenditure and investment plans, revenue, profits, financial condition, Paysafe’s level of profitability, leverage ratio (as such term is defined under our credit agreements), applicable restrictions on the payment of dividends under applicable laws, compliance with credit covenants, general economic and market conditions, future prospects and such other factors as the Paysafe board of directors may deem relevant from time to time. There can be no assurance that the above mentioned factors will facilitate or allow adherence to Paysafe’s dividend policy. Paysafe’s ability to pay dividends may be impaired if any of the risks described in this section “Risk Factors” were to occur. As a result, Paysafe’s ability to pay dividends in the future may be limited and Paysafe’s dividend policy may change. Paysafe’s board of directors will revisit Paysafe’s dividend policy from time to time.

Our Principal Shareholders control 47.5 % of our Company and their interests may conflict with ours or yours in the future.

Our Principal Shareholders beneficially own approximately 47.5% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. Even when our Principal Shareholders cease to own common shares representing a majority of the total voting power of our issued and outstanding shares carrying the right to vote at general meetings at the relevant time, for so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our

Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares.

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

During the fiscal year ended December 31, 2021, our management, with oversight from the Audit Committee of the Company Board (the “Audit Committee”), developed and implemented remediation plans in response to the identified material weaknesses described above. Based on the results of procedures performed, management concluded that the previously identified material weaknesses were remediated as of December 31, 2021.

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

Beginning with the current fiscal year ended December 31, 2022, our independent registered public accounting firm was required to attest to the effectiveness of our internal control over financial reporting on an annual basis. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Company Common Shares.

As a foreign private issuer we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the common shares.

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. Additionally, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

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

For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2023 (the last business day of the second fiscal quarter of 2023), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Paysafe Limited was incorporated under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Transaction described herein and became the parent company of the combined business following the consummation of the Transaction, which was consummated on March 30, 2021. See “Explanatory Note” for further details regarding the Transaction. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Paysafe’s principal capital expenditures and divestitures for each of the three years in the period ended December 31, 2022. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

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

B. Business Overview

Overview

Paysafe is one of the leaders in digital commerce with over $130 billion in volume processed in 2022 and $122 billion processed in 2021, generating approximately $1.5 billion in revenue in both 2022 and 2021. Our integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across target verticals enables us to empower 19 million active users in more than 120 countries and over 250,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We primarily provide solutions in the large entertainment verticals such as iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), travel, streaming/video gaming, retail/hospitality and digital assets. We organize our business in two segments, Digital Wallets represented approximately $686 million or 45%, of our revenue and Merchant Solutions represented approximately $817 million, or 55%, of our revenue (inclusive of intersegment revenue) for the year ended December 31, 2022. We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed 10 or more years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures that we believe are required to address this large area of the market.

To address this opportunity, we have developed a suite of innovative, proprietary digital commerce solutions for Business to Business (“B2B”) and Business to Consumer (“B2C”) relationships. We believe these solutions help (1) solve the complexities of facilitating digital commerce, (2) remove significant friction and pain points from the customer experience, (3) enable our business and consumer clients to transact in a faster, safer and more convenient manner and (4) help our business customers grow their operations by bringing active users to their platforms. Our solutions extend well beyond the basic card-based payments functionality of traditional payment vendors by providing the advanced capabilities of digital wallets, alternative payment methods (“APMs”) and digital currency transactions. These include:

•
A Global Stored-Value Digital Wallet Solution—that enables users to upload, store, withdraw, pay and send funds from a branded, or embedded, virtual account that can transact in over 14 languages and over 40 currencies and is integrated with close to 260 alternative payment methods, or APMs, from around the world;
•
An eCash Network—that enables users to transform cash at over a million locations across over 50 countries into a proprietary digital currency accessed by a mobile app, a virtual account or a user code and used for online gaming, video games, mobile commerce, or in-app purchases; and
•
An Independent Merchant Acquiring Solution—that enables SMBs to conduct eCommerce, software-integrated commerce and in-store commerce more effectively by utilizing our single API, proprietary gateway, data tokenization, risk management and fraud tools and over 150 integrated software vendor (“ISV”) integrations to process credit card, debit card and APM services seamlessly.

We combine key elements of our business to create distinct competitive advantages in the market, as illustrated below. These include:

1.
Our global digital commerce solutions;
2.
Our 20+ years of global expertise and entrepreneurial culture in solving and simplifying the complexities of digital commerce beyond traditional payments; and
3.
Our global platform of capabilities, which includes:
•
Unity, a proprietary, cloud-based technology platform, with modular, next-generation capabilities delivered through a micro-services architecture. This provides us with a highly scalable, integrated, single point of access to our products and services and facilitates the customization and delivery of market-specific payment solutions that meet the requirements and purchasing preferences of local markets;
•
Highly sophisticated global risk management and compliance operations. In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. We have over 350 professionals in our compliance and risk teams and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion; and
•
Our proven ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems. We have successfully acquired and integrated 19 companies (including our acquisition in SafetyPay in 2022) since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure, such as Unity, that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

We believe this unique combination has enabled us to become a global leader in the global entertainment verticals, but which also have specific service requirements that are difficult for traditional vendors to provide. For example:

•
Paysafe is a global leader in iGaming payment services, which encompasses a broad selection of online sports betting, esports, fantasy sports, poker and other casino games. This vertical is highly regulated and requires significant technology development and compliance infrastructure to facilitate cross-border commerce and the penetration of new markets, such as the United States and Latin America, which are opening due to favorable secular and regulatory trends and the increasing use of smartphones as a primary interface. Paysafe serves around 1,500 operators across our global iGaming market. Paysafe re-launched its iGaming services in Canada in 2010 and the United States in 2013.
•
Paysafe is a global leader in payments services to eSports, console games and multi-player online games. We support payments across the leading gaming merchants, including Sony PlayStation, Xbox/Microsoft, Google Play, Stadia, Samsung, Huawei, Steam, Wargaming.net, Riot Games, Roblox, Twitch, EPIC Games, Ubisoft, Mojang, Innogames, Facebook, Activision Blizzard and others. paysafecard enables these gaming merchants to accept eCash payments, resulting in higher conversion rates and new customer acquisition, which comes from a customer segment untapped by the conventional payment options. Based on the success of our eCash services, we have also begun to cross-sell our Digital wallet and merchant solutions to some of these gaming merchants, increasing the continuity of our relationships.
•
Paysafe is a leader in eCommerce payment services. We support numerous eCommerce platforms and online marketplaces to enable them to accept various payments inside of their ecosystems. Our Skrill digital wallet supports a wide range of eCommerce platforms, including Shopify, Wix, Magento, WooCommerce, and PrestaShop. We have also integrated our services with large online marketplaces that sell their own goods and services as well as the inventories of third-party merchants. We enable paysafecard users to pay for content and services across various Google platforms in over 16 countries, such as the Google Play Store, YouTube and Stadia, and have enabled the push-provisioning of our Skrill prepaid and NET+ cards into Google Pay.
•
Paysafe has a strong global banking infrastructure—Paysafe leverages a network of nearly 100 commercial banks across 30 countries.. We work with top tier institutions such as J.P. Morgan Chase, Bank of America, and BBVA, BMO and PNC as well as employ a network of regional and domestic banks across the Americas, the EMEA region, and Asia to augment our reach and serve our markets locally. In addition, nine large corporate and investment banks provide us with liquidity for our foreign exchange activities, with sizeable trading capacity

Consumers in these and other verticals are also attracted to the differentiated functionality of our digital wallet and digital currency solutions that enable them to load funds onto a stored value account that can be used easily and flexibly online, through a mobile device or an integrated app. Many of our consumer clients come from the younger demographic of millennial and generation Z users, who either do not have a bank account, credit or debit card or who often prefer not to use their bank account, credit or debit cards online, are attracted to the additional security of our solutions and want to control their spending more effectively.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of approximately 90 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. Our enterprise sales organization is structured to match our target verticals and is enables through sales operations, deal operations, pre-sales and demand generation. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

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

For the year ended December 31, 2022, we generated $130 billion of total payment volume and $1.5 billion in revenue. During the same period, we had a net loss of $1.9 billion and generated $410.0 million of Adjusted EBITDA. For the year ended December 31, 2021, we generated $122 billion of total payment volume and $1.5 billion in revenue. During the same period, we had a net loss of $0.1 billion and generated $443.9 million of Adjusted EBITDA See “Item 5. Operating and Financial Review and Prospects” of this Report for additional information relating to non-GAAP measures presented in this Report and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

Our Journey & Evolution as a Pioneer in Digital Commerce

Since our foundation in 1996, we have pioneered and continue to innovate around the development of digital payment solutions that help reduce complexity and expand payment alternatives for merchants and consumers. We have evolved since then by strengthening our domain expertise, adding new capabilities and extending our market reach to build on our early mover advantages in digital commerce and establish ourselves as a scaled market leader across all of our business segments. Some of the key milestones in our evolution include:

•
Our Foundations and Pioneering of Digital Commerce—NETBANX began in 1996 with Arsenal Football Club as the first to sign up for the system. Separately, the NETeller Group was established in 1999 in Canada to commercialize an e-Wallet concept it had been developing to fund internet-based transactions without the security risk of processing each transaction at each separate merchant site.
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
•
Our Privatization and Significant Investment in the Business—In December 2017, a consortium led by CVC Capital Partners and Blackstone agreed to acquire Paysafe for approximately a $4 billion U.S. dollar equity value and the Company’s shares were delisted from the London Stock Exchange in December 2017.
•
Our Transaction —Paysafe Limited was incorporated under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Transaction described herein and became the parent company of the combined business following the consummation of the Transaction, which was consummated on March 30, 2021.

Our Large & Fast-Growing Market Opportunity

We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional payment and eCommerce services providers using legacy business models, payment solutions and risk management platforms to support an aging generation of retail eCommerce solutions. These legacy platforms and vendors lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address a large and fast-growing area of the market, which includes digital wallets, APMs and digital currency transactions. Consumers in these markets are attracted to the differentiated functionality of these next-generation solutions, which enable them to load funds or cash onto a virtual stored-value account that can be used easily and flexibly online, through a mobile device, or inside an integrated app. Many of these users come from the demographic of millennials and generation Z users, who either do not have a bank account or often prefer to use alternative payment methods as they are less comfortable sharing their financial details online. Instead they are attracted to the additional functionality and security features of these solutions, which enable them to engage in digital commerce and control their spending more effectively.

Key Market Trends

 We are positioned in key market segments:

•
Growth in Digital Wallets—According to IBM, Covid-19 has accelerated the transition from physical stores to digital by roughly 5 years, increasing consumer and merchant appetite for digital payment methods at a much faster rate. We believe this migration will continue and stay as market demographics shift to a digital shopping experience as emerging trends including seamless commerce, blockchain in e-commerce and mobile commerce expands. Consumer adoption of digital and mobile wallets is expected to continue growing at a rapid pace with wallets capturing market share from traditional payment methods.
•
Growth in Merchant Acquiring—SMB businesses are increasingly using more technologies at the point of sale (“POS”) to help them run their operations more effectively and satisfy consumer demand. As a result, technology companies, such as smart device vendors and ISVs, are adding more commerce-enabling features, such as payments and loyalty applications, into their core offerings. These firms are increasingly partnering with digital commerce solutions providers to integrate these features as seamlessly as possible.

•
Emerging Markets — We believe our acquisition of both Safetypay, a platform that enables eCommerce transactions in over 11 Latin American countries, and PagoEfectivo, the leading alternative payment platform and Brand in Peru, positions us to compete well in this growing market.
•
Embedded Finance— For Paysafe, embedded finance includes our white-label wallet. As an example, this would include the integration of our payment services into a consumer brand’s ecosystem, allowing the consumer brand to maintain control and its identity, whilst benefiting from our financial offerings. We believe Paysafe’s broad range of offerings, from payment processing of cards, APM’s and pay in pay out functionality of wallets positions us to grow in this market.
•
Adoption of Prepaid and eCash in the Digital World—Prepaid and eCash payments acceptance allows merchants to access a large market of cash-based security- conscious and unbanked consumers, especially within emerging economies. We believe that we are a leading player in the eCash market, connecting merchants with millions of cash-based consumers across a number of high-growth verticals and geographies.
•
Digital Leisure—We believe consumer demand for digital goods & services are increasing, this includes leisure-related goods and services bought online, e-commerce, streamed video & audio, digital sports betting, NFTs, video game software and services and digital advertising. Given Paysafe’s market positioning, we believe we are uniquely positioned to benefit from this trend.
•
Digital Assets — The digital asset space has proven to be a focus within the financial sector, growing at a rapid pace globally, despite volatility. The continued investment by financial institutions, continuing momentum within the NFT space and decentralized finance applications challenging traditional financial products, have accelerated the mainstream adoption of cryptocurrency and other digital assets. We believe the complexity of regulatory and compliance requirements and extremely high volume demands of clients in this vertical presents a good fit for Paysafe capabilities and expertise.
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
•
Real-Time Payments— With our recent acquisitions of SafetyPay and PagoEfectivo we believe we are now well positioned to exploit the high growth real-time banking market in Latin America and Europe.

Key Market Challenges

As a result of these market trends, we believe businesses and consumers are facing challenges, which pose risks and opportunities for vendors in our market. These include:

•
Need for Omni-Channel Engagement—Consumers are increasingly demanding the ability to engage with businesses and merchants seamlessly across in-store, online and mobile channels, using traditional and alternative payment methods, across geographic borders, with feature-rich yet simple customer experiences. As a result, we believe businesses are looking for commerce enabling partners that can assist them with these capabilities and the advanced data and insights needed to manage their businesses more effectively, through a unified offering and a single integration.
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
•
Superior Client Experiences—Our solutions create superior experiences for our business and consumers across their customer journey, including in-store, online, mobile, as well as hybrid models such as pay online/pick up in-store and cash-funded online purchases. This begins in our product development phase as we prioritize solving the friction and pain points of more traditional commerce, listen to our clients’ specific needs and develop tangible solutions that are designed to solve real-world problems. We also provide dedicated support to our channel partners in our Merchant Solutions segment.
•
Global Reach with Local Capabilities—Our Paysafe Network enables us to reach our clients and distribute our solutions in over 120 countries around the world and across multiple digital and physical channels. This enables us to utilize a combination of global commerce expertise with a strong knowledge of local and regional markets, customs, and regulatory environments to facilitate cross-border commerce. For example, our digital wallets accommodate a wide range of funding options and allow funds to be securely sent and received instantly, empowering online gaming companies and their consumers to conduct commerce together more efficiently. Our eCash Solutions also enable online purchases for cash-pay consumers and can be purchased at over one million distribution points in over 50 countries.

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

Smart Global Platform for Growth

We have built our integrated technology and risk management platforms into highly differentiated assets at the center of Paysafe, which provides us with powerful, distinct competitive advantages in the marketplace.

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

In general, we have organized our growth and expansion initiatives around five key strategies. These are:

•
Sales Acceleration and Focus- We intend to continue to generate new revenue and earnings growth from a series of initiatives that we have begun implementing to drive new volumes, revenue yield and operating efficiencies from our large, existing client base and operations. These include:
•
Enterprise-Wide Sales—we continue to focus on an enterprise-wide sales strategy and combined sales team. We are modernizing our sales organization with a holistic proposition focusing on our top tier clients.
•
Cross-Sell- we continue to focus on cross-selling the full breath of our product portfolio and we intend to focus on growth within our existing client base.
•
Product Innovation- We intend to focus on money movement within the entertainment sector and focus on strategic partnerships for speed to market and scale opportunities. We will continue to innovate and develop new functionalities and solutions to capture greater volume and revenue opportunities. Our global gateway will enable us to integrate, market and deploy these additional capabilities quickly and more effectively into our installed base of clients and promote them to new clients. In addition, we are capitalizing on the increasing demand for integrated payments functionality and are working to make Paysafe a partner of choice for software developers by enabling them to integrate seamlessly with our Unity platform. We are also connecting our digital wallet gateway with our acquiring services to provide a unified and more powerful gateway solution that supports our enterprise sales and enables our business clients to secure, authorize and execute different types of transactions through a convenient and seamless service experience.
•
Customer Experience-We intend to focus on simplification and automation of our client experience.
•
Platform Optimization—we are implementing a series of initiatives to create new synergies and greater operating efficiencies within our platform. For example:
o
Data & Insights—we are leveraging the significant amount of data across our global ecosystem to (i) provide our business clients with valuable insights into consumer preferences and spending trends that help them grow their sales volumes and (ii) optimize our underwriting and onboarding capabilities to increase our acceptance rates and reduce the number of declined transactions due to false positive triggers; and
o
Artificial Intelligence & Automation—we are leveraging the implementation of A.I. and process automation technologies to optimize the speed and operating efficiencies of our technology and risk management platforms as well as our internal processes and back office systems to generate better marginal cost efficiencies.
•
International Expansion- We believe the combination of our brand, breadth of solutions, our ability to serve both businesses and consumers, our ease of integration and our strong risk management and regulatory compliance provide us with powerful competitive advantages to capture additional market share.
•
iGaming. We intend to continue to leverage our privileged  position as the global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in North America iGaming.
•
Increase Share in Existing Markets—We intend to increase our market share in key, high-growth verticals where we currently operate, such as iGaming, gaming, crypto, Remittances, Digital Trading, Property Management and Rentals, Wellness and Membership, Utilities and Subscriptions. To achieve these share gains, we will (a) continue marketing the advantages of our solutions across channels, (b) continue innovating to add vertical-specific functionalities that help drive new client adoption and (c) continue pursuing new distribution and partnerships. We will also pursue the same strategy in our Merchant Solutions segment, with a focus on growing our eCommerce volumes, growing our base of SMB merchants and ISV partners and growing our base of clients in specialized verticals, such as Petroleum stations, where we have differentiated sales and service capabilities.
•
Enter New Vertical and Geographic Markets—We intend to enter high growth adjacent verticals, such as expanding digital assets across wallet trading, crypto payments and processing and enter new geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. For example, our recent acquisitions of SafetyPay and PagoEfectivo solidifies our position in the Latin American market. Similarly, while we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately19 million digital wallet active users to purchase goods and services online.
•
Pursue Strategic Acquisitions - We will pursue acquisitions to gain access to strategically important technology, products and distribution, as well as to enter new markets or supplement our position in markets we currently serve. We have a demonstrated track record of growth through acquisitions as shown by our successful acquisition and integration of 19 companies since our foundation (including our acquisition of SafetyPay in 2022 which we continue to integrate). Since the digital commerce market is still relatively fragmented and regional in nature, we believe there are a large number of potential acquisition opportunities to evaluate and consolidate around the world. However, they represent an opportunity for us to add specific features, distribution and active users which can be incorporated into our global digital wallet solutions. Similar to this, we believe there are attractive consolidation opportunities to add distribution, capabilities and client bases in eCash, Online, APMs and iGaming value-added services around the world.

Our Segments & Solutions

We offer a broad selection of business-to-business and business-to-consumer digital commerce solutions to online businesses, small and medium sized merchants and consumers through our proprietary Paysafe Network. While we manage our business holistically and in an integrated manner, we provide our solutions across two business segments to optimize our management of each.

In the fourth quarter of 2022, we revised our reportable segments.

•
Merchant Solutions (renamed from US Acquiring) will continue to include the Company's US Acquiring business and will also include the integrated & eCommerce (IES) business. IES was previously included within Digital Commerce.
•
Digital Wallets (renamed from Digital Commerce) will continue to include the Company's digital wallets and eCash businesses.

Accordingly, our segment financial information is presented on this revised basis and financial information for the years ended December 31, 2021 and 2020 has been revised to reflect this change. Please refer to Note 21, Operating segments, within Item 18, Financial Statements for further details.

Overview by Segment

Merchant Solutions

The Merchant Solutions segment is the combination of our historical US Acquiring segment and Integrated & eCommerce Solutions business and services markets primarily in North America, Canada and Europe. For the year ended 31 December 2022, this segment generated $110 billion of total payment volume, $817 million in revenue (inclusive of intersegment revenue) and $200 million in Adjusted EBITDA . We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 40 currencies through in store, online, or mobile channels. We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers. Our Merchant Services are targeted towards online small and medium sized merchants and software-integrated merchants with integrated payment capabilities for over 150 integrated software vendors (“ISV”). We provide a comprehensive, full-featured Online toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant websites addresses the full range of online commerce requirements. We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant online sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible. Our solutions offer a highly flexible, feature-rich package, including: gateway connectivity,  shopping carts, tokenization and encryption, fraud and risk management and support a broad selection of payment alternative. Additionally, we offer seamless integrations into leading eCommerce platforms and multiple APMs to offer targeted, localized payment methods in key markets. In the United States, we service over 200k SMB merchants and over 150 ISV partners.. In Europe, where we have our own acquiring license, our target merchants are larger e-commerce clients.

Digital Wallets

The Digital Wallets segment is the combination of our legacy Digital Wallet and eCash solutions and services markets primarily in Europe, UK, North America and Latin America. For the year ended 31 December 2022, this segment generated $21 billion of total payment volume, $686 million in revenue and $289 million in Adjusted EBITDA. Through our single API, we can offer legacy Digital Wallet and eCash solutions to customers through a single integration. Additionally, we believe we can leverage our position as a global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in North America iGaming.

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

Our digital wallets are an internet-based account used by merchants and consumers that enables account holders to send and receive funds instantly, conveniently and securely using a wide selection of funding options. Our digital wallets allow consumers to pay for goods and services online without exposing personal financial data, as well as to receive money from merchants, such as winnings from an internet-based gambling website or payments from an auction website. Our digital wallets support a wide selection of funding alternatives including close to 260 alternative payment method integrations, including cryptocurrency and is offered in over 120 countries, over 40 currencies and over 14 languages. The Money transfer feature allows Skrill wallet holder to transfer funds to over 40 countries. NETELLER has a significant presence and strong market share in emerging markets, including in Latin America and Asia. Our Skrill and NET+ Prepaid Mastercards are companion products enabling NETELLER and Skrill digital wallets active users to access and use stored funds anywhere that Mastercard products are accepted.

Our proprietary eCash solutions are marketed under the paysafecard and Paysafecash brands and also the viafintech, SafetyPay and PagoEfectivo brands following our recent acquisitions of these three companies. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. paysafecard and Paysafecash are available at over one million locations in 50 countries worldwide and can be used to make purchases at online stores and online platforms. They are available in various denominations in each respective country’s local currency. Purchasers receive a secure 16-digit PIN code or bar code. The user receives the PIN or bar code transaction identifier that is displayed in a digital wallet, uploaded to a mobile phone, or is sent via e-mail to be printed out. The transaction is completed when the users makes a cash payment at a designated retail location authorized to accept the bar code or PIN identifier.

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

In Latin America we offer Safetypay, a platform that enables eCommerce transactions in 14 Latin American countries, and PagoEfectivo, the leading alternative payment platform and Brand in Peru which positions us to compete well in this growing market.

Our Distribution & Sales

We reach 19 million active users in more than 120 countries and over 250 thousand merchants across North America, Latin America and Europe. In 2022, we generated approximately 55% of our revenue in North America, 33% in Europe, 7% in Latin America and 5% in the rest of the world, based on the region where a transaction was initiated or the merchant location. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our two business segments. These sales strategies include:

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
•
Relationship & Call Center Sales—We have a direct sale force of 91 associates who build and develop relationships with larger merchants or respond to their inquiries via our dedicated sales centers that respond to calls or online inquiries. These sales personnel help businesses learn about our solutions and then will help configure a commercial solution for them from our suite of offerings.
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
•
Distribution Partners—We work with distribution partners in over 50 countries across over one million distribution points-of-sale for Paysafecard and Paysafecash.
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

Our Customer Service & Support

We provide customer support services that have been designed to address the specific support issues of each of our two business segments. These include:

Merchant Solutions Support — We provide support through dedicated service centers in the North America and the UK. We support customers across a variety of channels including calls, email, chat and social media.

Digital Wallets Support — Our teams are trained and equipped with a broad range of tools including communication templates and a state-of-the-art knowledge base.

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

The Unity platform is continuously updated with an average of 105 new features delivered every month using agile development methodologies and app-based solutions deployed by over 300 developers in our technology organization. Combined, these features and attributes provide us with a range of operating advantages that we believe enable us to run our systems faster, more effectively and more efficiently, while optimizing our development resources to control our costs. This has enabled us to accelerate our migration to the cloud for nearly all of our core services, consolidating our digital wallets onto a single system and reducing our data centers to 4 physical sites and 2 cloud-based environments that are fully redundant and maintain a 99.99% uptime service level.

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

Although we have the licenses and authorizations referred to above, our Digital Wallets segment issues e-money to customers in over 120 countries and territories, a majority in which we are not licensed as an e-money issuer. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis. Failure to comply with local regulations in these jurisdictions could also lead to examinations, inquiries and proceedings that could result in, among other things, fines, penalties, prohibitions on operating in jurisdictions or changes in business practices that may require us to incur substantial costs.

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

Crypto related services

In connection with the Skrill and NETELLER Cryptocurrency Services, we have been registered as a crypto asset business with the FCA in the UK and with the CBI in Ireland and is supervised for anti-money laundering purposes by each Regulator. Both the EU and UK are proposing changes to law that could result in additional licensing requirements and regulatory compliance obligations in respect of the provision of crypto related services which will require additional effort to analyze and comply with.

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

In order for our Merchant Solutions business to process and settle transactions for our merchants, we have entered into sponsorship agreements with banks that are members of the payment systems. Because we are not a “member bank” as defined by the major payment networks’ rules and standards, we are not permitted to access those networks directly; instead, we are required to access the payment networks through our sponsor banks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and BINs across the payment networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement directly and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

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

Unfair, Deceptive or Abusive Acts or Practices (“UDAAP”) and Other Consumer Protection Standards

We and many of our clients are subject to laws and regulations prohibiting unfair or deceptive acts or practices in jurisdictions around the world. In the United States, this includes Section 5 of the Federal Trade Commission Act (“FTCA”) and various state laws in the United States similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Rule, which gives effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act, and the Telephone Consumer Protection Act, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. In the UK, the FCA implements, maintains and enforces a range of rules covering (among other things) management and control, market conduct, communications, financial prudence, the fair treatment of customers and the protection of vulnerable customers. These rules are contained in various sources including the FCA handbook of Rules and Guidance and the Payment Services Regulations 2017 and apply to the regulated activities we carry out. In July 2023, the FCA’s new Consumer Duty rules will come into effect which will set a higher standard of protection for consumers and microenterprise merchants that goes beyond, and delivers benefits not currently delivered by, the FCA’s current rules and principles. The Consumer Duty principle will require firms to deliver good outcomes for customers, by acting in good faith towards them, avoiding causing them foreseeable harm and supporting them to pursue their financial objectives. It identifies key outcomes in product and services design, price and value, communications, and consumer support. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory license. In addition, the Consumer Rights Act 2015 sets out a framework of statutory consumer protection measures, and protects consumers in almost all purchases they make, through enforcing that products and services are of satisfactory quality, fit for purpose and are as described before the purchase. In addition, and of particular relevance to our business, the Consumer Rights Act 2015 sets out a framework for the assessment of unfair terms in consumer contracts, including a list of terms which will always be considered to be unfair and those terms which may be considered unfair. These provisions apply to our terms of business, as well as to “consumer notices” which includes items such as marketing material and pre-contractual discussions with customers. Consumers have the right to challenge unfair contract terms, such as disproportionate fees and charges, terms which create a significant imbalance between a customer’s rights and ours, as terms which may exclude any statutory duties we owe. Additionally, the FCA enforces and oversees compliance with the Consumer Rights Act 2015 in relation to regulated firms. Breach of the Consumer Rights Act 2015 may result in contracts or certain terms being unenforceable, damages liability and/or regulatory action.

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

Anti-Money Laundering and Financial Crimes

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

The UK Regulatory authorities have focused on the impact of fraudulent activity on consumers and are seeking to mitigate the perceived risk to customers through the introduction of changes to law and thematic supervisory inspections. Regulators are particularly focusing on regulated firms’ ability to identify new fraud typologies and risk of the exploitation of financial services for financial crime and to then mitigate that risk. Any perceived inherent susceptibility of a particular financial services to very high risk of financial crime will result in the Regulators forming the view that if the identified risk cannot be mitigated to an acceptable level, it should be discontinued, resulting in lost revenue.

Online Gambling Regulation

We do not provide gambling services and, as a result, in most jurisdictions outside of the United States and Canada, do not require any gambling licenses or associated regulatory permissions. Where any associated regulatory permission is required to supply merchants in this sector we work to ensure that we hold the appropriate permission. However, our digital wallets business offers an online alternative to traditional payment methods and a large proportion of the customers and merchants of those businesses are engaged in the use or provision of online gambling services.

For the year ended December 31, 2022, we derived approximately 30% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

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

Data Protection and Information Security

We process personal data, some of which may be sensitive, as part of our business and are subject to increasingly complex regulations related to privacy, data protection and information security in the jurisdictions in which we do business. Ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Moreover, these regulations could result in negative impacts to our business. In the EU, we are also subject to enhanced compliance and operational requirements under the GDPR, which became effective in May 2018. The GDPR expands the scope of the EU data protection law to all foreign companies processing personal data of EU residents anywhere in the world imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million, and includes new rights such as the “portability” of personal data. Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit country-specific data protection legislation and has created inconsistencies, on a country-by-country basis.

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. However, policymakers around the globe are using these requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. Within Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) law is under consultation review in order to align more closely to GDPR and ensure continuation of its adequacy status from the European Commission and the provincial Quebec privacy law is being amended in 2023.

In addition, there are state laws in the United States governing the collection of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”) and, as of March 2, 2021, the Virginia Consumer Data Protection Act (“VCDPA”), which will become effective January 1, 2023), including those restricting the ability to collect and use certain types of information such as Social Security and driver’s license numbers. The CCPA imposes stringent data privacy and data protection requirements for the data of California residents, and provides for penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting specified personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act (“CPRA”). The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. Certain other state laws impose or are in the process of imposing similar privacy obligations, including Virginia, Colorado, Utah and Connecticut. Some USA State laws, like GDPR, are extra-territorial in nature and thus apply outside the USA. Certain other state laws impose similar privacy obligations as well and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Additionally, the use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to current and proposed regulation addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.”

Section 13(r) Disclosure

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Exchange Act, the Company hereby incorporates by reference herein Exhibit 99.1 of this report, which includes disclosures made to Blackstone by Atlantia S.p.A, which may be considered our affiliate.

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

Our total research and development expense for the year ended December 31, 2022 and 2021 was $7,377 and $8,574, respectively.

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

Employees

As of December 31, 2022, we had approximately 3,300 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of the Company is located at 25 Canada Square, 27th Floor, London, United Kingdom, E14 5LQ. During 2022, we signed an agreement to early terminate the London lease in May 2023 (previously expired on September 3, 2025). We also lease a number of operations, business, data center and sales offices and facilities which include 17 offices in 17 countries and 7 data centers in countries. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Seasonality

Our business is subject to seasonal influences. Both of the Company’s Merchant Solutions and Digital Wallets businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets segment experiences increased activity based on the occurrence and timing of sporting events.

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

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited f/ka/Foley Trasimene Acquisition Corp. II, Richard N Massey, Bryan D. Coy, Philip McHugh and Ismail (Izzy) Dawood, was filed in the United States District Court for the Southern District of New York, naming among others the Company, our former Chief Executive Officer and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, and allege that the Company and individual defendants made false and misleading statements to the market regarding the Company’s financial outlook in light of gambling regulations in key European markets, performance challenges in the company’s Digital Wallets segment and the modified scope and timing of new eCommerce customer agreements. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants filed false financial statements, misled the public and induced the public to buy shares. On January 21, 2022, a related complaint was brought by John Paul O’Brien also in the Southern District of New York which additionally named William P. Foley II as a defendant. We expect these complaints to be consolidated. The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020 and November 10, 2021.

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

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” are party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” set forth in this report, pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 47.5% of the outstanding voting securities of the Company. See “Item 7.A. Major Shareholders” and “Item 8.A. Consolidated Statements and Other Financial Information—Unaudited Pro Forma Combined Financial Information” for additional information.

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

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2021, compared to the fiscal year ended December 31, 2020, unless otherwise noted, can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 28, 2022, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.paysafe.com/regulatory-filings.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

A. Operating Results

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $130 billion in volume processed in 2022 and $122 billion processed in 2021, generating $1.5 billion in revenue in both 2022 and 2021. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, prepaid card and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower 19 million active users in more than 120 countries and over 250,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions services for SMBs and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of approximately 90 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

In the fourth quarter of 2022, we revised our reportable segments, which are the same as our operating segments, as a result of a change in our Chief Operating Decision Maker (“CODM”) and how our CODM regularly reviews financial information to allocate resources and assess performance. Our new reportable segments are Merchant Solutions and Digital Wallets. In the prior year, the Company operated, and was organized, as two separate segments: US Acquiring and Digital Wallets. Merchant Solutions (renamed from US Acquiring) will continue to include the Company's US Acquiring business and will also include the integrated & eCommerce (IES) business. IES was previously included within Digital Commerce. Digital Wallets (renamed from Digital Commerce) will continue to include the Company's digital wallets and eCash businesses. The prior year information has been revised to reflect this change.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the NETELLER, Skrill, paysafecard, Paysafecash, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The Paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” in this Report.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine during the first quarter of 2022. Operations within Russia and Ukraine represented approximately 1% of our revenues in the prior year and were predominantly within the Digital Wallets segment. For year ended December 31, 2022, we have experienced a decline in revenues from there impact of war-regions on the Digital Wallets segment.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of comprehensive income / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the year ended December 31, 2022, our Digital Wallets segment was impacted by unfavorable foreign exchange. On a net basis, foreign exchange gains on external debt offset operational foreign exchange losses.

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income, net” within the consolidated statements of comprehensive income / (loss). It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our Consolidated Statements of Comprehensive Loss in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the consolidated statements of comprehensive income / (loss).

Public company costs

We incur additional costs associated with operating as a public company. These costs include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that were not incurred as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that were not applicable to us as a private company. These additional rules and regulations have increased our legal, regulatory and financial compliance costs and have made certain activities more costly.

Impact of COVID-19

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic. As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year. The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances of which it is aware. While the COVID-19 pandemic may continue to have ongoing global effects, for the year ended December 31, 2022, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Recent Company Initiatives and Events

Recent events

On April 7, 2022, Paysafe announced that Bruce Lowthers was appointed as CEO and a Director on the Board. He joined the Company on May 1, 2022, succeeding Philip McHugh, who stepped down as CEO and as a member of the Board.

On August 30, 2022, the Company announced that Alexander Gersh was appointed as CFO. He joined the Company on October 3, 2022, succeeding Ismail Dawood, who stepped down as CFO.

On December 8, 2022, the Company announced that its Board of Directors and shareholders had approved a reverse stock split of the Company’s common stock at a ratio of 1-for-12 (the “Reverse Stock Split”). The Reverse Stock Split was effective 4:01 p.m. (ET) on December 12, 2022, and the Common Shares began trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opened for trading on Tuesday, December 13, 2022. Accordingly, at the Effective Time, every 12 issued and outstanding common shares of the Company’s common stock were converted into one share of the Company’s common stock.

For the year ended December 31, 2022, the Company renamed and realigned its two reportable segments as follows:

•
Merchant Solutions (renamed from US Acquiring) will continue to include the Company's US Acquiring business and will also include the integrated & eCommerce (IES) business.
•
Digital Wallets (renamed from Digital Commerce) will continue to include the Company's digital wallets and eCash businesses.

On February 9, 2023, the Company announced that Chirag Patel was stepping down as President of Digital Wallets.

Recent acquisitions

In January 2022, the Company completed the acquisition of SaftPay Inc. (“SafetyPay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments. This acquisition was accounted for as business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition. Refer to Note 14, Business Combinations, within Item 18, Financial Statements elsewhere in this Report for further information.

Components of Our Operating Results

Revenue

Revenue consists primarily of fees derived from transaction processing services through two main lines of business: Merchant Solutions and Digital Wallets. Substantially all of our Merchant Solutions revenue stream is earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallets revenue streams are almost entirely derived from charging merchants fees for allowing payments on their platforms using our services or from charging customers on a transactional basis for using our services.

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

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) consists primarily of the cost of transaction processing systems through two main lines of business: Merchant Solutions and Digital Wallets. Cost of services (excluding depreciation and amortization) for Merchant Solutions consists primarily of merchant residual payments to our network of independent sales organizations, as well as other fees incurred by the Company in the processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in this segment, which are presented net within revenue. Cost of services (excluding depreciation and amortization) for Digital Wallets consists primarily of commission paid to distributors, and the costs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions. These expenses exclude any depreciation or amortization, which is described below.

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

Impairment expense on goodwill and intangible assets

Impairment expense on goodwill and intangible assets relates to loss on impairment of goodwill and intangible assets.

Restructuring and other costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, provision related to customer payments and professional consulting and, in prior years, advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to certain executives.

Transaction costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction.

Loss / (gain) on disposal of subsidiaries and other assets, net

During the year ended December 31, 2022, PAYS Services UK Limited, a subsidiary of the Company, disposed of 100% of the equity interest of Pay Services India, LLC. The loss on disposal of subsidiaries recognized in 2022 relates to the sale of Pay Services India, LLC.

During the year ended December 31, 2020, Skrill Capital UK Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Payolution GmbH. The gain on disposal of subsidiaries recognized in 2020 relates to the gain on sale of Payolution GmbH.

Other (expense)/income, net

Other (expense)/income, net consists primarily of foreign exchange gains and losses, gains on loan note repurchases and fair value movement in contingent consideration, derivative instruments and warrants.

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

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For Merchant Solutions: Credit card and debit card transactions
•
For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard, and vouchers redeemed at merchants transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

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

The following table sets forth our gross dollar volume and take rate for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$110,080	$20,603	$(541)	$130,142
Take Rate	0.7%	3.3%	1.4%	1.1%

	For the year ended December 31, 2021
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$100,001	$23,070	$(718)	$122,353
Take Rate	0.7%	3.3%	1.2%	1.2%

	Increase / (Decrease) - 2022 vs 2021
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$10,079	$(2,467)	$177	$7,789
Take Rate	0.0%	0.0%	0.2%	(0.1)%

(1)
Volumes for the year ended December 31, 2022 exclude embedded finance related volumes of $37.5 billion.

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

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transactions that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

For the year ended December 31, 2022 and 2021, Adjusted EBITDA excludes the impact of share-based compensation expense. No share-based compensation expense was recognized for the year ended December 31, 2020.

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

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table sets forth our results of operations for the years ended December 31, 2022 and 2021:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2022	2021	$	%
Revenue	1,496,137	1,487,013	9,124	0.6%
Cost of services (excluding depreciation and amortization)	614,025	599,778	14,247	2.4%
Selling, general and administrative	534,515	545,107	(10,592)	(1.9)%
Depreciation and amortization	266,819	261,372	5,447	2.1%
Impairment expense on goodwill and intangible assets	1,887,223	324,145	1,563,078	482.2%
Restructuring and other costs	64,132	25,883	38,249	147.8%
Loss on disposal of subsidiaries and other assets, net	1,359	—	1,359	n/m
Operating loss	(1,871,936)	(269,272)	(1,602,664)	n/m
Other income, net	83,778	239,661	(155,883)	(65.0)%
Interest expense, net	(126,628)	(165,827)	39,199	(23.6)%
Loss before taxes	(1,914,786)	(195,438)	(1,719,348)	n/m
Income tax benefit	(52,502)	(85,110)	32,608	(38.3)%
Net loss	(1,862,284)	(110,328)	(1,751,956)	n/m
Less: net income attributable to non-controlling interest	371	626	(255)	(40.7)%
Net loss attributable to the Company	(1,862,655)	(110,954)	(1,751,701)	n/m

Revenue

Revenue increased by $9,124, or 0.6%, to $1,496,137 for the year ended December 31, 2022 from $1,487,013 for the year ended December 31, 2021. The increase was driven by $72,009, or 9.7%, additional revenue in our Merchant Solutions segment due to higher volumes, offset by a decrease of $63,860 or 8.5%, in our Digital Wallets segment due to the unfavorable impact of foreign exchange rates, as well as resulting from impact of war-regions, regulatory changes in Europe, and lower promotional activity, partly offset by recent acquisition activity. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $14,247, or 2.4%, to $614,025 for the year ended December 31, 2022 from $599,778 for the year ended December 31, 2021. The increase is largely attributable to an increase of $46,259, or 12.5% in our Merchant Solutions segment due to the increase in volume and revenue as noted above, partially offset by a decrease of $32,987, or 13.9%, in our Digital Wallets segment due to the reduction in revenue noted above as well as a change in channel and customer mix.

Selling, general and administrative

Selling, general and administrative expenses decreased $10,592, or 1.9%, to $534,515 for the year ended December 31, 2022 from $545,107 for the year ended December 31, 2021. This movement is primarily driven by a decrease in share-based compensation expense of $39,416 which was largely driven by the full vesting of equity awards in March 2021, partially offset by higher credit losses as a result of higher volumes in Merchant Solutions and higher VAT expense resulting from historic refunds and release of provisions during the year ended December 31, 2021, as well as higher technology costs and travel related expenses.

Depreciation and amortization

Depreciation and amortization increased $5,447, or 2.1%, to $266,819 for the year ended December 31, 2022 from $261,372 for the year ended December 31, 2021. This increase was attributable to increased amortization due to acquisitions, partially offset by the impact of assets becoming fully depreciated and amortized during 2021 and the impact of the impairment on intangible assets recognized during the year ended December 31, 2021.

Impairment expense on goodwill and intangible assets

Impairment expense on goodwill and intangible assets increased by $1,563,078 or 482.2%, to $1,887,223 for the year ended, December 31, 2022 from $324,145 for the year ended December 31, 2021. Due to a sustained decline in stock price and market capitalization, as well as current market and macroeconomic conditions, goodwill impairment expense of $1,159,145 and $723,042 was recognized in Merchant Solutions and Digital Wallets, respectively during the year ended December 31, 2022. The indicators of impairment were identified in the first half of 2022 and no such events or circumstances were identified as of December 31, 2022. For the year ended December 31, 2021, a majority of the impairment expense relates to intangible assets in the Digital Wallets segment, as a result of decreased revenue associated with certain legacy merchant relationships as well as reduced future forecasted cash flows associated with these merchants.

Restructuring and other costs

Restructuring and other costs increased $38,249, or 147.8%, to $64,132 for the year ended December 31, 2022 from $25,883 for the year ended December 31, 2021. The increase was primarily driven by a $33,603 provision recorded during the year ended December 31, 2022 related to certain customer payments and an increase in restructuring costs of $2,746 during the year ended December 31, 2022.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net was $1,359 for the year ended December 31, 2022 which was related to the disposal of Pay Services India, LLC. The Company did not incur any gain or loss on disposal of subsidiaries and other assets, net for the year ended December 31, 2021.

Other income, net

Other income, net decreased $155,883, or 65.0%, to an income of $83,778 for the year ended December 31, 2022 from an income of $239,661 for the year ended December 31, 2021. The decrease was primarily driven by a decrease in the fair value gain on the Company’s warrant liabilities from $222,611 to $32,481 and decrease in fair value on contingent consideration from a gain of $13,443 to a loss of $9,075, partially offset by an increase in fair value gain on derivative financial instruments from $8,585 to $17,321, an increase in foreign exchange gain of $7,122 to $38,289, mainly due to foreign denominated debt and gain on debt repurchases of $11,534.

Interest expense, net

Interest expense, net decreased by $39,199, or 23.6%, to $126,628 for the year ended December 31, 2022 from $165,827 for the year ended December 31, 2021. The decrease in interest expense, net was due to accelerated debt fees expensed during the prior year ended December 30, 2021 following the debt repayments and the debt refinancing in June 2021, partially offset by an increase in interest rates and additional drawdowns to finance the SafetyPay acquisition.

Income tax benefit

The income tax benefit was $52,502 for the year ended December 31, 2022 compared to $85,110 for the year ended December 31, 2021. This resulted in an effective tax rate of 2.7% for the year ended December 31, 2022 and 43.5% for the year ended December 31, 2021. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate for the year ended December 31, 2022 compared to year ended December 31, 2021 is primarily due to non-deductible component of the goodwill impairment charge and changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carry-forwards. A reconciliation between the statutory income tax rate and the income tax benefit / provision reported in the Consolidated Statements of Comprehensive Loss is summarized in Note 4, Taxation, within Item 18, Financial Statements included elsewhere in this Report.

Net loss

Net loss increased by $1,751,956 to $1,862,284 for the year ended December 31, 2022 from $110,328 for the year ended December 31, 2021. The increase in net loss was largely driven by the increase in goodwill impairment expense and restructuring and other cost, as well as a decrease in other income, net and income tax benefit. This was partially offset by a decrease in interest expense, net as described above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased by $33,947, or 7.6%, to $409,951 for the year ended December 31, 2022 from $443,898 for the year ended December 31, 2021. This decrease was driven by the unfavorable impact of foreign exchange rates, increased cost of sales of $14,247, as well as higher credit losses resulting from increased volumes, higher VAT expense resulting from historic refunds and release of provisions in the year ended December 31, 2021, as well as higher technology costs and travel related expenses. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net loss to Adjusted EBITDA is as follows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021
Net Loss	$(1,862,284)	$(110,328)
Income tax benefit	(52,502)	(85,110)
Interest expense, net	126,628	165,827
Depreciation and amortization	266,819	261,372
Share-based compensation	62,354	101,770
Impairment expense on goodwill and intangible assets	1,887,223	324,145
Restructuring and other costs (1)	64,132	25,883
Loss on disposal of subsidiaries and other assets, net	1,359	—
Other income, net (2)	(83,778)	(239,661)
Adjusted EBITDA	$409,951	$443,898

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the year ended December 31, 2022 , restructuring costs were $13,393, inclusive of CEO severance costs, and other costs were $50,739, which primarily consisted of a $33,603 provision related to certain customer payments and acquisition costs. For the year ended December 31, 2021, restructuring and strategic transformation costs amounted to $10,647. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses and fair value movement in contingent consideration, derivative instruments and warrants, as well as gains on debt repurchases. For the year ended December 31, 2022, other expense, net includes fair value gain of warrant liabilities of $32,481, gain on foreign exchange of $38,289, fair value loss on contingent consideration of $9,075, fair value gain on derivative instruments of $17,321, gain on debt repurchases of $11,534 and other costs of $6,772. For the year ended December 31, 2021, other expense, net includes fair value gain of warrant liabilities of $222,611, gain on foreign exchange of $7,122, fair value gain on contingent consideration of $13,443, fair value gain on derivative instruments of $8,585 and other costs of $12,100.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the Chief Operating Decision Maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Our results by operating segment for the year ended December 31, 2022 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$817,353	$686,165	$—	$(7,381)	$1,496,137
Adjusted EBITDA(1)	$200,304	$289,413	$(79,766)	$—	$409,951

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the year ended December 31, 2021 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$745,344	$750,025	$—	$(8,356)	$1,487,013
Adjusted EBITDA(1)	$186,878	$332,090	$(75,070)	$-	$443,898

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$72,009	$(63,860)	$—	$975	$9,124
Adjusted EBITDA(1)	$13,426	$(42,677)	$(4,696)	$-	$(33,947)

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Merchant Solutions

Revenue increased by $72,009, or 9.7%, to $817,353 for the year ended December 31, 2022 from $745,344 for the year ended December 31, 2021. This increase was due to higher volumes and inflationary pressures resulting in higher processing fees.

Adjusted EBITDA increased by $13,426 or 7.2%, to $200,304 for the year ended December 31, 2022 from $186,878 for the year ended December 31, 2021. This increase was due to an increase in revenue as noted above, as well as a reduction in legal and professional fees and personnel costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $46,259, or 12.5% for the year ended December 31, 2022 largely due to higher volumes as well as higher technology costs and credit losses.

Digital Wallets

Revenue decreased by $63,860, or 8.5%, to $686,165 for the year ended December 31, 2022 from $750,025 for the year ended December 31, 2021. This decrease was primarily due to the unfavorable impact of foreign exchange rates, as well as resulting from impact of war-regions, regulatory changes in Europe, and lower promotional activity, partly offset by recent acquisition activity.

Adjusted EBITDA decreased by $42,677 or 12.9%, to $289,413 for the year ended December 31, 2022 from $332,090 for the year ended December 31, 2021. This decrease was largely due to reduced revenues as noted above as well as an increase in personnel costs from acquisitions, and higher technology costs, partly offset by a decrease in cost of services (excluding depreciation and amortization) by $32,987 or 13.9% for the year ended December 31, 2022 and a decrease in marketing expenses.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $4,696 or 6.3% to a loss of $79,766 for the year ended December 31, 2022 from a loss of $75,070 for the year ended December 31, 2021. This reduced Adjusted EBITDA was primarily driven by higher VAT expense during the year ended December 31, 2022, as a result of historic refunds and release of provisions in the prior year, Director & Officer insurance costs subsequent to becoming a public company, and higher travel related expenses.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, both of the Company’s Merchant Solutions and Digital Wallets businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets segment experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

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

As of December 31, 2022, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $17.4 million unfavorable impact on net loss and a decrease of 100 basis points would result in a $17.4 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2021, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $18.2 million unfavorable impact on net loss while a decrease of 100 basis points would result in a $18.2 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

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

As of December 31, 2022, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.5 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

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

Settlement receivables primarily relate to receivables from third party payment institutions arising in both our Merchant Solutions and Digital Wallets businesses, as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

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

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of December 31, 2022 and 2021 was $21,408 and $28,423, respectively.

As of December 31, 2022 and 2021, the total principal amount of our external borrowings was $2,658,023 and $2,794,108. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the years ended December 31, 2022 and 2021.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of December 31, 2022 and 2021, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2022 and 2021, we had $260,219 and $313,439 in cash and cash equivalents. Furthermore, we had $283,592 available under our $305,000 Revolving Credit Facility as of December 31, 2022. We had $276,577 available under our Revolving Credit Facility as of December 31, 2021.

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

As discussed in Note 4, Taxation , within Item 18, Financial Statements as of December 31, 2022 the Company has $16,769 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities.

During the years ended December 31, 2022 and 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

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

As market conditions warrant, we and/or our majority equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time, seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

The following table presents the summary consolidated cash flow information for the period presented.

	For the year ended December 31,
(U.S. dollars in thousands)	2022	2021
Net cash flows provided by operating activities	$924,078	$224,468
Net cash flows used in investing activities	(575,594)	(411,269)
Net cash flows (used in) / provided by financing activities	(80,542)	483,281
Effect of foreign exchange rate changes	(112,465)	(88,614)
Increase in cash and cash equivalents, including customer accounts and other restricted cash	$155,477	$207,866

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

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; shared-based compensation, non-cash interest expense, net; other (expense)/income, net; impairment expense on goodwill and intangible assets; allowance for credit losses; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable / (receivable). Movements in working capital are affected by several factors including the timing of month-end and transaction volume.

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

The amounts of these balances in our Consolidated Statements of Financial Position as of December 31, 2022 and 2021 are summarized in the table below.

	For the year ended December 31,
(U.S. dollars in thousands)	2022	2021
Customer accounts and other restricted cash	1,866,976	1,658,279
Settlement receivables, net of allowances for doubtful accounts	147,774	149,852
Funds payable and amounts due to customers	1,997,867	1,400,057

Net cash flows provided by operating activities increased by $699,610 to an inflow of $924,078 for the year ended December 31, 2022 from an inflow of $224,468 for the year ended December 31, 2021. The key reason for the increase is due to the cash inflow from the movement in funds payable and amounts due to customers of $698,855 for the year ended December 31, 2022, from an outflow of $95,890 for the year ended December 31, 2021. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the year ended December 31, 2022, net cash flows provided by operating activities of $924,078 primarily consists of a net loss of $1,862,284 adjusted for non-cash items of $2,112,202, largely driven by depreciation and amortization of $266,819 and impairment expense on goodwill and intangible assets of $1,887,223, and share-based compensation of $62,354, offset by deferred tax benefit of $82,876. This was partly offset by cash outflows of $674,160 in working capital mainly relating to movements in funds payable and amounts due to customers of $698,855.

For the year ended December 31, 2021, net cash flows provided by operating activities of $224,468 primarily consists of a net loss of $110,328 adjusted for non-cash items of $461,045, largely driven by depreciation and amortization of $261,372 and impairment expense on goodwill and intangible assets of $324,145, offset by other income, net of $232,539. This was partly offset by cash outflows of $126,249 in working capital mainly relating to movements in funds payable and amounts due to customers of $95,890.

Investing Activities

Net cash used in investing activities increased $164,325 to $575,594 for the year ended December 31, 2022 from $411,269 for the year ended December 31, 2021. This increase is primarily attributed to net cash outflow on acquisition of subsidiaries of $424,722 for the year ended December 31, 2022, from an outflow of $263,520 for the year ended December 31, 2021. This is further driven by an increase in the purchase of other intangibles related to software development, partially offset by a decrease in purchases of merchant portfolios.

Financing Activities

Net cash provided used in / provided by financing activities changed $563,823 to an outflow of $80,542 for the year ended December 31, 2022 from an inflow of $483,281 for the year ended December 31, 2021. This change primarily resulted from the prior year net cash inflow from reorganization and recapitalization, partially offset by the net impact of repayments of the Company’s borrowing facilities related to the prior year debt refinancing. The net cash inflow from reorganization and recapitalization was $1,167,874 for the year ended December 31, 2021. Borrowings and repayments on all facilities were $917,269 and $920,519, respectively, for the year ended December 31, 2022 and $3,562,112, and $4,033,206, respectively for the year ended December 31, 2021.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions

E. Critical Accounting Estimates

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
•
Expected use of acquired assets; and
•
Discount rates

When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We engage outside experts as deemed necessary or appropriate to assist in the calculation of the liability, however management is responsible for evaluating the estimate. We measure our contingent liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy. We reassess the estimated fair value of the contingent consideration each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations. In the current year, the Company completed one business combination resulting in $223,300 of intangible asset additions and $284,239 of goodwill (prior to purchase price adjustments).

Revenue Recognition

Application of the accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting.

An area of significant judgment for the Company is the determination of the principal agent consideration. For the Company’s Merchant Solutions segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its Merchant Solutions segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

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

As of December 31, 2022, we had $34,481 of net deferred tax assets in the UK. At this time, we consider it more likely than not that we will have sufficient taxable income in the future to allow us to realize these deferred tax assets. However, it is possible that some or all of these DTAs will not be realized, especially if we incur losses in the UK in the future. Therefore, unless we are able to generate sufficient taxable income from our operations, a substantial valuation allowance to reduce our UK deferred tax assets may be required, which materially increase our expenses in the period in which we recognize the allowance and have a materially adverse impact on our consolidated financial statements. The exact timing and amount of the valuation allowance recognition are subject to change on the basis of the net income that we are able to actually achieve. We will continue to evaluate the possible recognition of a valuation allowance on a quarterly basis.

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

During the year ended December 31, 2022, $1,882,187 of goodwill impairment expense was recognized within the Merchant Solutions and Digital Wallets segments.

The estimated fair value of each reporting unit exceeded its carrying value as of the latest annual goodwill impairment test date of October 1, 2022. The reporting units with a fair value not substantially in excess of their carrying value included US Acquiring and IES (within the Merchant Solutions segment), and Digital Wallet (within the Digital Wallets segment), which had goodwill balances of $576,898, $60,548, and $282,657, respectively as of December 31, 2022. The percentage by which the fair value of the US Acquiring, IES and Digital Wallet reporting units exceeded the carrying value is 3%, 9%, and 3% , respectively based on the most recent goodwill impairment analysis performed.

Changes in assumptions or circumstances, including increases in the discount rate, decreases in the exit multiple or a sustained decline in our stock price, could result in a material impairment of goodwill in future periods.

Finite-lived Intangible Assets

We regularly review finite-lived intangible assets, such as brands, computer software and customer relationships, for impairment. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset groups carrying value over its fair value is recorded.

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

For the years ended December 31, 2022 and 2021, intangible asset impairments of $5,036 and $324,145 were recognized within the Merchant Solutions and Digital Wallets segments. Failure to achieve expected cash flows , obsolescence or other factors may result in additional material impairments of intangible assets in future periods.

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. These claims require management judgment in the assessment of the potential outcome and the impact on the Company’s assets and liabilities. The actual outcome of these claims or liabilities could materially differ to management judgments.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within Item 18, Financial Statements appearing elsewhere in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of March 1, 2023.

Name	Age	Position
Bruce Lowthers	57	Chief Executive Officer and Director
Alexander Gersh	59	Chief Financial Officer
Roy Aston	44	Chief Operating Officer
Robert Gatto	58	Chief Revenue Officer
Richard Swales	50	Chief Risk Officer
Nick Walker	49	Chief Human Resources Officer
Elliott Wiseman	49	General Counsel
Afshin Yazdian	50	President, Merchant Solutions
Daniel Henson	61	Chairman of the Board of Directors
Mark Brooker	51	Director
Matthew Bryant	39	Director
Anthony Jabbour	55	Director
Dagmar Kollmann	58	Director
Jonathan Murphy	39	Director
James Murren	61	Director
Eli Nagler	37	Director
Peter Rutland	43	Director
Hilary Stewart-Jones	61	Director

Bruce Lowthers has been our Chief Executive Officer since May 2022. He has also served as Executive Director on the Paysafe Board since May 2022. A high profile payments and fintech executive, Mr. Lowthers joined Paysafe following a 15-year tenure at FIS, a Fortune 500 company operating in the payments, merchant solutions and banking space. While at FIS, Mr. Lowthers most recently served as President, responsible for growing the global organization. Earlier executive roles in FIS saw Mr. Lowthers leading and modernizing some of the company’s largest businesses including the Banking and Merchant Solutions and Payments businesses. Before FIS, Mr. Lowthers was an executive at eFunds, an electronic payments company, where he was responsible for all payment and risk products. Before eFunds, he was a serial entrepreneur and successfully co-founded and led four start-up companies and two payments industry associations -namely the Board for American Transaction Processors Coalition (ATPC) and Payments 20 (P20), the global payments body. Mr. Lowthers holds a bachelor’s degree in business administration from the University of Massachusetts and began his career as a certified public accountant.

Alexander Gersh has been our Chief Financial Officer since October 2022. Mr. Gersh joined Paysafe from Sportradar, a leading global sports technology company creating immersive experiences for sports fans and bettors. Earlier in his career he spent six years in the online betting industry, most recently as CFO and Board Director of Paddy Power Betfair plc, which was formed in February 2016 following the merger of Paddy Power plc and Betfair Group plc - two online betting operators. Before entering the online betting industry, Mr. Gersh spent nearly eight years as CFO for NDS Group London, a leading global provider of digital pay TV software solutions. In his earlier career, Mr. Gersh held finance leadership roles for high profile organizations in the telecommunications industry including British Telecom and Motorola. Mr. Gersh is a certified public accountant (CPA) and holds a degree in business administration from the City University of NY (Baruch College), US.

Roy Aston has been our Chief Operating Officer since October 2022 and he joined Paysafe in February 2019 as our Chief Information Officer. Mr. Aston has global responsibility for leading Paysafe’s technology and operations functions. As part of this, his remit includes global IT strategy, cyber security, transformation and running our 24/7 technology and customer operations. Before joining Paysafe, Mr. Aston gained extensive experience in IT and operations working for various high profile global financial services organizations and smaller UK-based fintech. His prior role was working for Barclays where he held the position of Group CIO Barclaycard since April 2013. Before that he held senior roles at Citi, where he was Director of Business and Technology Transformation, as well as egg, where his extensive Agile IT Development skills were deployed to help build the UK’s leading online digital bank.

Robert Gatto has been our Chief Revenue Officer since July 2022. In his role, Mr. Gatto is charged with spearheading Paysafe’s international sales function across a range of sectors including gaming, travel, entertainment, digital assets including crypto, and fintech. Mr. Gatto brings 30+ years’ experience of delivering transformational growth and ‘go to market’ functions for both private and public businesses of all sizes. Before Paysafe, he co-founded and served as President of Ureeka Inc. a community to help small businesses go to market and grow rapidly. Before that, he held senior roles for a wide range of high-performing technology companies including COO at Tubemogul, a programmatic video platform acquired by Adobe Systems for $540m; SVP, Global Sales at NeuStar, Inc., a cloud-based, information services company; CEO at PointRoll, Inc., a leading provider of digital marketing technology; and Vice President Sales for ShopLocal Inc. known for its innovative, localized digital marketing solutions for retailers. Rob holds a Bachelor of Science in Communications from Northern Illinois University, U.S.A.

Richard Swales has been our Chief Risk Officer since October 2019 and became our Chief Compliance Officer in October 2022. Mr. Swales has global responsibility for Risk, Compliance, Regulatory Affairs and ESG Reporting. Mr. Swales brings extensive knowledge of these various disciplines gained during a 30+ year career which has seen him work in Europe, Asia and the US. He started his career working in the public sector as an Officer for the UK’s HM Customs & Excise followed by more than 25 years in banking, commercial finance, insurance, telecoms and payments with a focus on risk management, compliance, operational effectiveness, regulatory affairs, strategy and business development. Before Paysafe he worked for PayPal where he spent nine years leading their global risk and compliance strategy and was instrumental in supporting significant growth for the business.

Nick Walker has been our Chief Human Resources Officer since August 2015. Mr. Walker has global responsibility for HR, corporate communications, culture and wellbeing, and CSR. He has been with the company since 2012 during which time he has helped the executive team navigate multiple M&A integrations and other corporate transactions including IPO’s in the UK and the U.S. Before Paysafe, Mr. Walker has worked in multiple international HR roles within the technology industry including stints living and working in Malaysia and Paris; carving out a niche in international HR, acquisition, transformation and change.

Elliott Wiseman has been our General Counsel since October 2011. Mr. Wiseman has responsibility for legal, privacy, internal audit, M&A and company secretarial matters. Mr. Wiseman started life as a corporate lawyer working at a number of different London-based law firms principally on mergers, acquisitions and other corporate transactions. He made his first move in-house in 2008 when he became Senior Legal Counsel at MoneyGram with responsibility for legal affairs in their Northern Europe and Asia Pacific regions. He also serves as Non-Executive Director at Seedrs Ltd. Mr Wiseman holds a Master’s Degree in Geography from Oxford University in the UK.

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

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mark spent 17 years in investment banking working for Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mark also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of Findmypast, a leader in online genealogy, where he is Chairman; Future PLC, a global platform for specialist media and member of the FTSE250; eCogra Holdings Limited and Heathrow Airport Holdings Limited. He also recently served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021 and was a director at Seedrs Ltd. Mark holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

Matthew Bryant has served as a member of the Company Board since 2019. Mr. Bryant is a Senior Managing Director at CVC, based in London He joined CVC in 2019 and is a member of the financial services group. Prior to joining CVC, he was an investor at Bain Capital from May 2009 until April 2019. Prior to that, he was a Senior Associate Consultant at L.E.K. Consulting. Mr. Bryant holds a master’s degree in Physics from the University of Oxford.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet (and its predecessors), a leading global provider of business decision data and analytics, since February 2019. In May 2022, Mr. Jabbour became the Executive Chairman of Black Knight, Inc., a premier provider of software and data analytics to the mortgage and consumer loan, real estate and capital markets verticals. He previously served as Chairman and CEO of Blacknight. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollmann has served as a member of the Company Board since 2021. Ms. Kollmann is Chairperson of Citigroup Global Markets Europe AG and Audit Committee Chair. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Dagmar is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published. Previously, Dagmar was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Dagmar worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” She holds a Master Degree in Law from the University of Vienna.

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

James Murren has served as a member of the Company Board since 2021. Mr. Murren was appointed to lead the Nevada COVID-19 Response, Relief and Recovery Task Force in March 2020 by Governor Steve Sisolak. He served on the National Infrastructure Advisory Council from December of 2013 to September of 2020, and has been a member of the Board of Trustees for Howard University since 2016. Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the former Chairman and CEO of MGM Resorts International from December 2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017 and was on the Board of Trustees of the Brookings Institution from 2011 to 2018. In 2003, Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the state of Nevada until 2013. Mr. Murren is also a founding contributor to Nevada’s first Fisher House which provides housing for military and Veterans’ families, which was founded in February of 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College.

Eli Nagler has served as a member of the Company Board since 2018. Mr. Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. In addition to the Company, he currently serves as a Director of Ellucian, IntraFi Network, Renaissance Learning, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is also a Term Member of the Council on Foreign Relations.

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

B. Compensation

Non-Executive Directors

We do not currently pay our directors who are either employed by CVC or Blackstone, any compensation for their service as directors. Our non-executive directors who receive compensation receive an annual cash fee ranging from $90,000 to $150,000, committee and chairmanship fees ranging from $5,000 to $40,000 and are eligible to participate in the Paysafe equity program with annual equity grants ranging from $125,000 to $350,000, granted at the Annual General Meeting. In addition, certain directors may receive one-time grants upon joining the Board. The aggregate compensation paid in cash and equity to non-executive directors in 2022 was $1,956,742 and $2,093,439, respectively. In addition, all of our directors receive reimbursement for all reasonable and properly documented expenses.

Senior Management

For the year ended December 31, 2022, our senior management team consisted of Philip McHugh (through April 2022) Bruce Lowthers (as of May 2022), Ismail Dawood (through September 2022), Alexander Gersh (as of October 2022), Rob Gatto (as of July 2022), Udo Mueller (through July 2022), Paulette Rowe (through July 2022), Elliott Wiseman, Nick Walker, Roy Aston, Richard Swales, Afshin Yazdian, and Chirag Patel. The aggregate amount of compensation, including cash, equity awards and other benefits, paid to our senior management team for the year ended December 31, 2022 was $54,285,502, $16,373,010 million of which was related to an Executive’s employment and/or termination agreement and not part of their normal compensation programs. The Cash compensation for our senior management team in 2022 consisted of aggregate base salary of $5,888,673. The description below provides detail on the equity grants.

Annual Bonus Program

The Executive Short-Term Bonus Program is an incentive program based on the achievement of performance targets which are measured over a one-year period. Performance targets are based on group and business unit financial metrics, including Revenue and Adjusted EBITDA, and individual goals. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will approve the final bonus pay-out based on the achieved objectives.

The annual target level is determined as a percentage of the base salary. In 2022, the Compensation Committee chose to award the annual incentive program in the form of a Performance-Based Restricted Stock Unit under the Omnibus Incentive Plan, as described below, with a performance period of January 1, 2022 to December 31, 2022. In aggregate the value of these awards granted in 2022 was $3,763,199.

The Compensation Committee determines if the bonus is to be paid at target, under target or above target for the CEO, and approves the CEO’s proposal for the remaining Executive Management members. Depending on achieved performance, the incentive can be paid above or below target depending on performance to targets.

Long-Term Incentive Program

The Compensation Committee met several times to discuss the 2022 Long-Term Incentive Program of the Company for the executives and other employees under the Omnibus Incentive Program. After careful consideration of the current economy, retention concerns and company stock performance, the Compensation Committee approved the granting of time-based restricted stock units vesting annually over a three-year period. The Long-Term Incentive Program was created to align the interests of executives with the interests of our shareholders while also allowing for a more longer-term focus on key business objectives.

The annual grant value target level of the long-term incentive program is determined as a percentage of target earnings, or base salary plus the annual incentive at target level payout. With Management’s recommendations, the Compensation Committee shall determine the approved program parameters related to the grant value allocation, vesting, the conditions and deadlines for the exercise thereof, and any retention periods or conditions of expiration. It may provide that, contingent upon the occurrence of certain events determined in advance, such as a change in control or the termination of an employment relationship, that the conditions and deadlines for the exercise of rights, or retention periods, or vesting conditions are to be shortened or canceled, that remuneration is to be paid based on an assumption of the achievement of target values, or that remuneration is to be forfeited. Long term variable compensation may be awarded in the form of restricted shares units, stock options or equivalent instruments or units.

In aggregate, the value of the long-term incentive awards granted to executives is equal to $44,239,385 for the year ended December 31, 2022. As mentioned above, due to the number of changes in our executive staff, the Committee awarded additional equity throughout the year as part of the recruitment of the new executives and other grants to encourage long-term retention for the other executives. Grant values for 2022 included the following programs:

Grant Type	Value at Grant ($)
2022 Annual RSU Grant	$30,667,903
2022 Executive Bonus Performance RSU	3,763,199
Retention RSU	3,526,299
New Hire RSU	6,281,984

We also maintained a Stock Ownership Guideline program that consists of executives holding ownership of Paysafe equity ranging from 1x to 5x depending on the level of the executive.

Retirement Programs

We utilize defined contribution plans in accordance with the local conditions and practices in the countries in which we operate.

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

Awards Subject to the Omnibus Incentive Plan. The Omnibus Incentive Plan provides that the total number of Company Common Shares that may be issued under the Omnibus Incentive Plan is 10,580,754, or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (x) 5,290,377 Company Common Shares, (y) 7.5% of the total number of Company Common Shares outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Company Common Shares as determined by the Company’s Board. Of this amount, the maximum number of Company Common Shares for which incentive share options may be granted is 10,580,754. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of Company Common Shares to which the award related, the unissued shares will again be available for grant under the Omnibus Incentive Plan. Company Common Shares withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of the Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Omnibus Incentive Plan subject to shareholder approval under any then-applicable rules of the national securities exchange on which the Company Common Shares are listed. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in the Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive share options” will count against the limit on incentive share options described above.

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

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in the Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without shareholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Compensation Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the canceled option or SAR; and (iii) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the Company’s securities are listed or quoted.

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

C. Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors, with three directors in Class I (Bruce Lowthers, James Murren and Jonathan Murphy), four directors in Class II (Matthew Bryant, Mark Brooker, Dagmar Kollmann and Hilary Stewart-Jones) and four directors in Class III (Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland). The Company Board has determined that Daniel Henson, Anthony Jabbour, James Murren, Dagmar Kollmann, Mark Brooker and Hilary Stewart-Jones qualify as independent directors under the NYSE listing standards. We entered into the Shareholders Agreement with our Principal Shareholders in connection with the Transaction. This agreement grants our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. For additional information, see “Item 7.B. Related Party Transactions” of this Report.

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Board Committees

The Company Board has established the following committees: an audit committee, a compensation committee, a nominating and corporate governance committee and a risk oversight committee. The composition and responsibilities of each committee are described below. The Company Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Company Board.

Audit Committee

Our audit committee consists of Dagmar Kollmann, Mark Brooker, and Hilary Stewart-Jones, with Dagmar Kollmann serving as chair and Dagmar Kollmann serving as the audit committee financial expert. The Company Board has determined that Dagmar Kollmann, Mark Brooker and Hilary Stewart-Jones qualify as independent directors under the independence standards of Rule 10A-3 of the Exchange Act, and that Dagmar Kollmann qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC. Our audit committee is responsible for, among other thing:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Murren and Mark Brooker with Mark Brooker serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•
assisting the Company Board in identifying prospective director nominees and recommending nominees to the Company Board;
•
overseeing the evaluation of the Company Board and management;
•
reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•
recommending members for each committee of the Company Board.

Risk Oversight Committee

In addition to the above committees, the Company Board has established a risk oversight committee. The risk oversight committee consists of Hilary Stewart-Jones, Dagmar Kollmann, Jonathan Murphy and Matthew Bryant, with Hilary Stewart- Jones serving as chair. The risk oversight committee is responsible for the oversight of risk assessment, including with respect to enterprise risks, relevant to the business and operations of the Company, risk governance and internal control systems (other than internal control over financial reporting, that sits with the audit committee). In addition to operational risks, the risk oversight committee routinely reviews the material risks and mitigations of the Company, including cybersecurity and human capital management. The risk oversight committee regularly receives updates from the Company's Chief Risk and Compliance Officer. The review of environmental risks currently sits with the full Board.

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

Code of Ethics

The Company has adopted the Paysafe Code, which applies to all of our officers, directors and employees and sets forth our Company’s values as well as certain policies and procedures related to, among other things, risk management and control, information management, privacy, information security, conflicts of interest, anti-corruption and financial reporting. We also adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this Report by reference or otherwise

D. Employees

As of December 31, 2022, we had approximately 3,300 employees globally.

None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Ownership of Company Common Shares by the directors and executive officers of Paysafe is set forth in “Item 7.B. Related Party Transactions” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Company Common Shares as of March 1, 2023:

•
each person known to us to be the beneficial owner or more than 5% of Company Common Shares;
•
each of our directors and Company Officers; and
•
all our directors and Company Officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and shares underlying the Company Warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Company Common Shares beneficially owned by them. Except as otherwise indicated, the address for each shareholder listed below is 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ.

Name and Address of Beneficial Owner	Number (1) of Company Common Shares	Percentage of Company Common Shares
Company Officers, Directors and 5% Holders
Parties to our shareholders agreement as a group (2)	28,932,366	47.5%
CVC (3)	12,999,682	21.3%
Blackstone (4)	10,914,696	17.9%
Cannae (5)	3,379,887	5.5%
FNF Holders (6)	3,750,000	6.2%
William P. Foley II (7)	1,638,101	2.7%
Bruce Lowthers	*	*
Alexander Gersh	*	*
Elliott Wiseman	*	*
Afshin Yazdian	*	*
Roy Aston	*	*
Nick Walker	*	*
Richard Swales	*	*
Daniel Henson	*	*
Mark Brooker	*	*
Matthew Bryant	*	*
Anthony Jabbour	*	*
Dagmar Kollmann	*	*
Jonathan Murphy	*	*
James Murren	*	*
Eli Nagler	*	*
Peter Rutland	*	*
Hilary Stewart-Jones	*	*
All Company directors and executive officers as a group	*	*

*Less than 1%.

(1)
Numbers have been updated to reflect the reverse stock split
(2)
Shareholders Agreement means the agreement entered into by the Company, Pi Topco, PGHL, the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors.

(3)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2022. The “CVC Investors” shall refer to Pi Holdings Jersey Limited and Pi Syndication LP. Reflects 8,158,241Company Common Shares directly held by Pi Holdings Jersey Limited and 4,841,431Company Common Shares directly held by Pi Syndication LP. The registered address for each CVC Investor is c/o Saltgate Limited, 27 Esplanade, St Helier, Jersey, JE1 1SG, United Kingdom.
(4)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2022. Reflects 8,402,943 Company Common Shares directly held by BCP Pi Aggregator (Cayman) L.P., 1,490,243Company Common Shares directly held by Blackstone Pi Co-Invest (Cayman) L.P., 378,290Company Common Shares directly held by BCP VII Co-Invest—Star (Cayman) L.P., and 39,055 Company Common Shares directly held by Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman)VII Ltd.., with BCP VII GP L.L.C. controlling Blackstone Management Associates (Cayman) VII L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone LR Associates (Cayman) VII Ltd., who are certain senior personnel of Blackstone. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman)VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154
(5)
Based on the most recently available Schedule 13D/A filed with the SEC on November 15, 2022, as of December 31, 2022. “Cannae” shall refer to Cannae Holdings, Inc., a Delaware corporation (“CHI”); and Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”). Reflects 3,379,887 Company Common Shares directly held by Cannae Holdings, LLC. The address of each of the entities listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.
(6)
Based on the most recently available Schedule 13G/A filed with the SEC on February 13, 2023, as of December 31, 2022. “Fidelity” shall refer to (i) Fidelity National Financial, Inc. (“FNF”), a Delaware corporation, (ii) Commonwealth Land Title Insurance Company (“CLTIC”), a Florida corporation, (iii) Fidelity National Title Insurance Company (“FNTIC”), a Florida corporation, (iv) Chicago Title Insurance Company (“CTIC”), a Florida corporation, and (v) Fidelity & Guaranty Life Insurance Company (“FGLIC”, and collectively with FNF, CLTIC, FNTIC and CTIC, the “FNF Investors”), an Iowa corporation. Reflects 1,251,725 Company Common Shares directly held by Chicago Title Insurance Company, 1,431,608 Company Common Shares directly held by Fidelity National Title Insurance Company, 650,000 Company Common Shares directly held by Commonwealth Land Title Insurance Company, and 416,667 Company Common Shares directly held by Fidelity & Guaranty Life Insurance Company. Each of the FNF Holders shares the power to vote and the power to dispose of the Company Common Shares held by it with FNF, and as such, FNF may be deemed to beneficially own the securities held by each of the FNF Investors. The address of FNF, CLTIC, FNTIC, and CTIC is 601 Riverside Ave, Jacksonville, Florida 32204. The address of FGLIC is 801 Grand Ave., Suite 2600, Des Moines, Iowa 50309
(7)
Based on the most recently available Schedule 13D/A filed with the SEC on November 15, 2022, as of December 31, 2022. Reflects 1,638,101 Company Common Shares. Trasimene Capital FT, LLC II has sole voting and dispositive power over the Company Common Shares owned by Trasimene Capital FT, LP II. William P. Foley, II is the sole member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own the Company Common Shares described in this footnote, and ultimately exercises voting and dispositive power over such shares held by Trasimene Capital FT, LP II. Mr. Foley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of William Foley, II and each entity listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.

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

Certain Relationships and Related Person Transactions

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

Other related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control, this includes entities under the common control of CVC and Blackstone.

In September 2021, we entered into a 10-year license and risk management agreement with Dun & Bradstreet. Pursuant to the agreement, Dun & Bradstreet will provide data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. Additionally, in December 2022, we entered into a 63 month lease agreement in Jacksonville, Florida, with Dun & Bradstreet, as lessor. Both agreements were approved by our Audit Committee. In 2022, we spent $11.4 million with Dun & Bradstreet in connection with the license and risk management agreement. Mr. Jabbour is the Chief Executive Officer and a director of Dun & Bradstreet. In addition, Dun & Bradstreet is an affiliate of Cannae.

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

Not applicable.

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

Not applicable.

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

J. Annual Report to Security Holders

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

None.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

B. Management’s Report on Internal Controls over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on our assessment and the criteria discussed above, management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2022.

C. Attestation Report of Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Paysafe Limited and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 15, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 15, 2023

D. Effect of Changes in Internal Controls Over Financial Reporting

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

Item 16B. Code of Ethics

We have adopted the Paysafe Code, which applies to all of our officers, directors and employees and sets forth our Company’s values as well as certain policies and procedures related to, among other things, risk management and control, information management, privacy, information security, conflicts of interest, anti-corruption and financial reporting. We also adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table represents aggregate fees billed to us for professional services rendered by Deloitte & Touche, our independent registered public accounting firm, for the fiscal year ended December 31, 2022 and 2021.

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	($) in thousands	($) in thousands
Audit Fees	$7,275	$6,833
Audit-Related Fees	300	125
Total	$7,575	$6,958

Audit fees of Deloitte & Touche for the fiscal year ended December 31, 2022 and 2021 reflect professional services rendered regarding statutory audits of the Company and its subsidiaries, audits of annual consolidated financial statements and review of interim financial statements.

Audit Committee Pre-Approval

The Audit Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the Audit Committee preapproves all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee Chair may also pre-approve particular services on a case-by-case basis within a de minimis threshold. All services provided by Deloitte US in 2022 and 2021 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the independence standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the fiscal period ended December 31, 2022 no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of Paysafe Limited (incorporated by reference to Exhibit 3.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

1.2	Seconded Amended Bye-Laws of Paysafe Limited (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on December 12, 2022 (file no. 001-40302)

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

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 7, 2020).

4.5

Investment Management Trust Agreement, dated August 21, 2020, by and between FTAC and Continental Stock Transfer & Trust Company as Trustee (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2020).

4.6

Indenture, dated as of June 28, 2021, by and among Paysafe Finance PLC and Paysafe Holdings (US) Corp as the issuers, the guarantors named therein, Lucid Trustee Services Limited, as trustee and security agent, The Bank of New York Mellon, London Branch, as Dollar and Euro paying agent and The Bank of New York Mellon SA/NV, Dublin Branch as Dollar and Euro transfer agent and registrar. (incorporated by reference to Exhibit 4.11 to the Form 20-F filed on April 1, 2021 (file no. 001-40302)

4.7

Senior Facilities Agreement, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited, Paysafe Group Holdings III limited and JP Morgan Securities PLC, Credit Suisse AG, London Branch and Credit Suisse Loan Funding LLC, as arrangers and bookrunners, JP Morgan AG, as agent and Luci Trustee Services Limited, as security agent.*

4.8	Intercreditor Agreement, dated as of June 24, 2021, by and among J.P. Morgan AG, as senior facility agent, the companies named therein and Lucid Trustee Services Limited, as security agent. *

4.9

US Collateral Agreement, dated as of June 24, 2021, by and among Paysafe US Holdco Limited, Paysafe Holdings (US) Corp, and each other Grantor party thereto and Lucid Trustee Services Limited, as Security Agent.*

4.10	Debenture, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited and each of the entities listed on Schedule 1, as the original chargors.*

4.11	Security Accession Deed, dated as of June 25, 2021, by and between Paysafe Finance PLC and Lucid Trustee Services Limited, as security agent.*

4.12	Third Party Security Agreement, dated as of June 24, 2021, by and between Paysafe Group Limited and Lucid Trustee Services Limited, as security agent.*

8.1	List of Subsidiaries of Paysafe Limited*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent Deloitte & Touche LLP.*

15.2	Consent Deloitte LLP.*

99.1	Section 13 (r) Disclosure

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

PAYSAFE LIMITED

March 15, 2023	By:	/s/ Bruce Lowthers
	Name:	Bruce Lowthers
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Paysafe Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Paysafe Limited and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2022 and 2021 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company for the year ended December 31, 2020, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 21 to the financial statements and a change to net loss per share attributable to the Company discussed in Note 3 to the financial statements, were audited by other auditors whose report, dated March 29, 2021, expressed an unqualified opinion on those statements. We also have audited the adjustments to the 2020 financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2022 as discussed in Note 21 to the financial statements and the recasting of net loss per share attributable to the Company in 2020 as discussed in Note 3 to the financial statements. Our procedures included evaluating the appropriateness of the new segment classification, comparing the adjustment amounts of segment revenues and Adjusted EBITDA to the Company's underlying analysis, testing the mathematical accuracy of the reconciliations of segment amounts to the financial statements, comparing the net loss per share and all share and per-share amounts of the Company’s common stock disclosed throughout the financial statements attributable to the Company disclosures for 2020 to the Company’s underlying analysis and testing the underlying analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2020 financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2020 financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

As described in Note 5 to the financial statements, the Company’s consolidated balance of goodwill was $2.0 billion as of December 31, 2022 and the Company recorded impairment during the year amounting to $1.9 billion. Goodwill is tested for impairment as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. The impairment test involves comparing the fair value of a reporting unit with its book value. The Company uses a combination of the income and market approaches to estimate reporting unit fair value.

Under the market approach, fair value is estimated by comparing the business to similar businesses, or guideline companies. The selection of comparable businesses is based on the markets in which the reporting units operate considering risk profiles, size, geography, and diversity of products and services.

Under the income approach, the Company uses a discounted cash flow ("DCF") model where cash flows anticipated over future periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate discount rate that is commensurate with the risk inherent within the reporting unit. The rate used to discount to present value includes an unsystematic risk premium, which is intended to address uncertainty related to the reporting unit's future cash flow projections. Significant assumptions inherent in estimating the fair values include revenue growth assumptions, discount rate and exit multiples used to determine the present value of cash flows (or estimated fair value). Changes in these assumptions could have a significant impact on either the carrying value of goodwill, the amount of any impairment charge, or both. We identified the impairment evaluation of goodwill as a critical audit matter because of the significant judgements involved in estimating the fair value, including the projected revenues related to cash flow growth, exit multiples, and discount rates and auditing such estimates required significant auditor judgement and extensive audit effort to evaluate the reasonableness of those estimates, including the involvement of internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to projected revenues, exit multiples, and discount rates used by management to estimate the fair value of the reporting units included the following, among others:

•
We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value for the reporting units, such as controls related to management's forecasts of future revenues, discount rates and exit multiples.
•
We performed sensitivity analyses to evaluate the change in fair value resulting from changes in assumptions.
•
We evaluated management’s ability to accurately forecast future revenues by comparing actual results to management’s historical forecasts.
•
We evaluated the reasonableness of management’s projected revenues by comparing to (1) internal communications to management, (2) forecasted information included in Company press releases and (3) analyst and industry reports for the Company and companies in its peer group.
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

March 15, 2023

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Pi Jersey Holdco 1.5 Limited (predecessor of Paysafe Limited) and subsidiaries.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosures for changes in the composition of reportable segments discussed in Note 21 to the consolidated financial statements, the reallocations of goodwill among reporting units discussed in Note 5 to the consolidated financial statements, and the impacts of the Reverse Stock Split and the Transaction on net loss per share attributable to the Company discussed in Note 3 to the consolidated financial statements, the consolidated statement of financial position of Pi Jersey Holdco 1.5 Limited and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive loss, shareholder’s equity, and cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”) (the 2020 financial statements before the effects of the retrospective adjustments discussed in Notes 3, 5 and 21 to the financial statements are not presented herein). In our opinion, the 2020 financial statements, before the effects of the retrospective adjustments to the disclosures for changes in the composition of reportable segments discussed in Note 21 to the financial statements, the reallocations of goodwill among reporting units discussed in Note 5 to the consolidated financial statements, and the impacts of the Reverse Stock Split and the Transaction on net loss per share attributable to the Company discussed in Note 3 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in the composition of reportable segments discussed in Note 21 to the financial statements, the reallocations of goodwill among reporting units discussed in Note 5 to the consolidated financial statements, and the impacts of the Reverse Stock Split and the Transaction on net loss per share attributable to the Company discussed in Note 3 to the consolidated financial statements, and accordingly we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

March 29, 2021

We began serving as the Company's auditor in 2017. In 2021 we became the predecessor auditor.

Paysafe Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the Year Ended December 31,
	2022	2021	2020
Revenue	$1,496,137	$1,487,013	$1,426,489
Cost of services (excluding depreciation and amortization)	614,025	599,778	534,823
Selling, general and administrative	534,515	545,107	465,897
Depreciation and amortization	266,819	261,372	268,166
Impairment expense on goodwill and intangible assets	1,887,223	324,145	130,420
Restructuring and other costs	64,132	25,883	20,640
Loss / (gain) on disposal of subsidiaries and other assets, net	1,359	—	(13,137)
Operating (loss) / income	(1,871,936)	(269,272)	19,680
Other income / (expense), net	83,778	239,661	(40,805)
Interest expense, net	(126,628)	(165,827)	(164,788)
Loss before taxes	(1,914,786)	(195,438)	(185,913)
Income tax benefit	(52,502)	(85,110)	(59,199)
Net loss	$(1,862,284)	$(110,328)	$(126,714)
Less: net income attributable to non-controlling interest	371	626	1
Net loss attributable to the Company	$(1,862,655)	$(110,954)	$(126,715)

Net loss	$(1,862,284)	$(110,328)	$(126,714)
Other comprehensive loss, net of tax of $0:
Loss on foreign currency translation	(34,251)	(1,406)	(1,817)
Total comprehensive loss	$(1,896,535)	$(111,734)	$(128,531)
Less: comprehensive income attributable to non-controlling interest	371	626	1
Total comprehensive loss attributable to the Company	$(1,896,906)	$(112,360)	$(128,532)

The Company’s basic and diluted net loss per share attributable to the Company is included in Note 3.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	As of December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$260,219	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $0 and $673, respectively	1,866,976	1,658,279
Accounts receivable, net of allowance for credit losses of $10,558 and $8,642, respectively	159,324	147,780
Settlement receivables, net of allowance for credit losses of $5,398 and $4,049, respectively	147,774	149,852
Prepaid expenses and other current assets	60,810	64,497
Related party receivables – current	—	6,492
Contingent consideration receivable – current	—	2,842
Total current assets	2,495,103	2,343,181
Deferred tax assets	104,538	21,926
Property, plant and equipment, net	11,947	14,907
Operating lease right-of-use assets	35,509	33,118
Derivative asset	17,321	—
Intangible assets, net	1,291,458	1,202,204
Goodwill	1,999,132	3,650,037
Other assets – non-current	2,048	1,856
Total assets	$5,957,056	$7,267,229
Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$241,529	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,997,867	1,400,057
Operating lease liabilities – current	7,953	8,845
Income taxes payable	11,325	11,041
Contingent and deferred consideration payable – current	18,171	13,673
Liability for share-based compensation – current	11,400	3,360
Total current liabilities	2,298,435	1,659,007
Non-current debt	2,633,269	2,748,178
Operating lease liabilities – non-current	29,913	28,008
Deferred tax liabilities	118,791	64,886
Warrant liabilities	3,094	35,575
Liability for share-based compensation – non-current	4,942	6,664
Contingent and deferred consideration payable – non-current	8,975	17,142
Total liabilities	5,097,419	4,559,460
Commitments and contingent liabilities
Shareholder’s equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 60,788,816 and 60,309,596 shares issued and outstanding as of December 31, 2022 and 2021, respectively	730	723
Additional paid in capital / Share premium	3,136,426	2,949,654
Accumulated deficit	(2,239,443)	(376,788)
Accumulated other comprehensive loss	(38,076)	(3,825)
Shareholder's equity in the Company	859,637	2,569,764
Non-controlling interest	—	138,005
Total shareholder's equity	859,637	2,707,769
Total liabilities and shareholder’s equity	$5,957,056	$7,267,229

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(U.S. dollars in thousands)

	Common shares / Share capital	Additional paid in capital / Share premium	Accumulated Deficit	Accumulated other comprehensive loss	Shareholder's equity in the Company	Non-controlling interest	Total Shareholder’s equity
January 1, 2020	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707
Cumulative adjustment for adoption of ASC 326 Financial Instruments - Credit Losses	—	—	(7,509)	—	(7,509)	—	(7,509)
Net (loss) / income	—	—	(126,715)	—	(126,715)	1	(126,714)
Loss on foreign currency translation, net of tax of $0	—	—	—	(1,817)	(1,817)	—	(1,817)
Contributions from non-controlling interest holders	—	—	—	—	—	5,336	5,336
December 31, 2020	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	—	—	(110,954)	—	(110,954)	626	(110,328)
Loss on foreign currency translation, net of tax of $0	—	—	—	(1,406)	(1,406)	—	(1,406)
Contributions from non-controlling interest holders (see Note 22)	—	—	—	—	—	26,000	26,000
Contribution from Topco (see Note 2)	—	1,648	—	—	1,648	—	1,648
Capital injection in Legacy Paysafe (See Note 22)	2	10,692	—	—	10,694	—	10,694
Shared based compensation	—	90,007	—	—	90,007	—	90,007
Share issuance, net of transaction expenses, for the Transaction (See Note 2)	200	1,848,078	—	—	1,848,278	—	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	—	—	(2,448,800)	—	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	—	—	1,258,591	100,081	1,358,672
Restricted stock units issued	—	—	—	—	—	—	—
Shares issued upon warrants exercised	—	1	—	—	1	—	1
December 31, 2021	$723	$2,949,654	$(376,788)	$(3,825)	$2,569,764	$138,005	$2,707,769
Net (loss) / income	—	—	(1,862,655)	—	(1,862,655)	371	(1,862,284)
Loss on foreign currency translation, net of tax of $0	—	—	—	(34,251)	(34,251)	—	(34,251)
Shared based compensation	—	48,400	—	—	48,400	—	48,400
Restricted stock units issued	5	(5)	—	—	—	—	—
Shares issued upon warrants exercised	1	2	—	—	3	—	3
Reverse stock split (Note 1)	1	(1)	—	—	—	—	—
LLC Units Surrendered (Note 2)	—	100,081	—	—	100,081	(100,081)	—
Contributions from non-controlling interest holders (Note 1)	—	38,295	—	—	38,295	(38,295)	—
December 31, 2022	$730	$3,136,426	$(2,239,443)	$(38,076)	$859,637	$-	$859,637

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(1,862,284)	$(110,328)	$(126,714)
Adjustments for non-cash items:
Depreciation and amortization	266,819	261,372	268,166
Unrealized foreign exchange (gain) / loss	(44,157)	4,383	(5,450)
Deferred tax benefit	(82,876)	(96,993)	(61,142)
Interest expense, net	24,394	74,282	12,492
Share-based compensation	62,354	101,770	—
Other (income) / expense, net	(45,489)	(232,539)	21,957
Impairment expense on goodwill and intangible assets	1,887,223	324,145	130,420
Allowance for credit losses and other	35,541	15,102	54,217
Loss / (gain) on disposal of subsidiaries and other assets, net	1,359	—	(13,137)
Non-cash lease expense	7,034	9,523	10,562
Movements in working capital:
Accounts receivable, net	(34,224)	(42,592)	(46,493)
Prepaid expenses, other current assets, and related party receivables	(13,085)	3,456	18,171
Settlement receivables, net	(11,978)	58,896	37,640
Accounts payable, other liabilities, and related party payables	17,400	(25,733)	(27,767)
Funds payable and amounts due to customers	698,855	(95,890)	135,037
Income tax payable / (receivable)	17,192	(24,386)	1,150
Net cash flows provided by operating activities	924,078	224,468	409,109
Cash flows from investing activities
Purchase of property, plant & equipment	(4,543)	(5,616)	(5,386)
Purchase of merchant portfolios	(56,438)	(63,906)	(21,047)
Purchase of other intangible assets	(89,065)	(78,227)	(60,486)
Acquisition of businesses, net of cash acquired	(424,722)	(263,520)	(9,180)
Net cash (outflow) / inflow on disposal of subsidiaries	(826)	—	44,877
Net cash flows used in investing activities	(575,594)	(411,269)	(51,222)
Cash flows from financing activities
Cash settled equity awards	(990)	—	—
Repurchases of shares withheld for taxes	(6,937)	—	—
Proceeds from exercise of warrants	3	—	—
Net cash inflow from reorganization and recapitalization	—	1,167,874	—
Payment of equity issuance costs	—	(151,722)	—
Repurchases of borrowings	(45,511)	-	—
Proceeds from loans and borrowings	120,669	2,962,112	270,481
Repayment of loans and borrowings	(148,919)	(3,433,206)	(361,991)
Cash outflow on foreign exchange forward contract	—	(6,504)	—
Payment of debt issuance costs	(6,781)	(7,077)	—
Proceeds under line of credit	796,600	600,000	353,867
Repayments under line of credit	(771,600)	(600,000)	(328,230)
Receipts / (payments) under derivative financial instruments	137	(48,457)	(3,907)
Contingent consideration received	2,621	7,942	—
Contingent and deferred consideration paid	(19,834)	(7,681)	(5,689)
Net cash flows (used in) / provided by financing activities	(80,542)	483,281	(75,469)
Effect of foreign exchange rate changes	(112,465)	(88,614)	99,073
Increase in cash and cash equivalents, including customer accounts and other restricted cash, net during the year	155,477	207,866	381,491
Cash and cash equivalents, including customer accounts and other restricted cash, net at beginning of the year	1,971,718	1,763,852	1,382,361
Cash and cash equivalents, including customer accounts and other restricted cash, net at end of the year	$2,127,195	$1,971,718	$1,763,852

	For the Year Ended December 31,
	2022	2021	2020
Supplemental cash flow disclosures:
Cash paid for interest	$102,230	$91,545	$154,373
Cash paid for Income taxes, net	$(13,182)	$36,269	$793

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Financial Position to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	For the Year Ended December 31,
	2022	2021	2020
Cash and cash equivalents	$260,219	$313,439	$387,616
Customer accounts and other restricted cash, net	1,866,976	1,658,279	1,376,236
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$2,127,195	$1,971,718	$1,763,852

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

Reverse Stock Split ("RSS")

On December 12, 2022, we effected a 1-for-12 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each issued and outstanding share of our common stock, and the per share exercise price of and number of shares of our common stock underlying our outstanding equity awards, were automatically proportionally adjusted based on the 1-for-12 Reverse Stock Split ratio. No fractional shares of common stock were issued in connection with the reverse stock split, and all such fractional interests were rounded up to the nearest whole number.

Except as otherwise provided herein, all share and per-share amounts of our common stock, equity awards, warrants and other outstanding equity rights have been adjusted to give effect to the Reverse Stock Split for all periods presented. The Reverse Stock Split amended the par value of our common stock to $0.012 per share, but did not modify any voting rights or other terms of our common stock.

COVID-19 Impacts

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic. As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year. The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances of which it is aware. While the COVID-19 pandemic may continue to have ongoing global effects, for the year ended December 31, 2022, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Principles of consolidation

The accompanying consolidated financial statements for the year ended December 31, 2022 and 2021 include the accounts of the Company, and its subsidiaries after giving effect to the transaction with FTAC completed on March 30, 2021. The comparative financial information for the year ended December 31, 2020 is based upon the accounts of Pi Jersey Holdco 1.5 Limited as included on Form 20-F filed on April 1, 2021, prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included. Certain prior year amounts have been reclassified for consistency with the current year presentation.

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

Prior to January 1, 2022, the Company had a variable interest in Skrill USA, a company that provides digital wallet services to U.S. customers. Under the terms of a 2015 agreement for the sale and purchase of the original family of Skrill-related entities, Skrill USA was fully separated from Paysafe ownership as a result of U.S. regulatory considerations. Skrill Ltd, an entity of Paysafe, has a market support arrangement which supports the business and operations of Skrill USA for the purpose of expanding the Skrill brand and business in the U.S. market. In addition, Skrill Ltd and Optimal Payment Services Inc., both Paysafe entities, have an outsourcing arrangement with Skrill USA for a license to offer money transfer and related services in the U.S. market. Through these arrangements, the Company assumes all or a portion of the risk and cost of the operations of Skrill USA representing a variable interest. These arrangements also provide the Company with economic interest in Skrill USA, as well as implied power in making significant decisions through its partnerships with certain products, overall strategic advice, operating support, and use of Company technology. As a result, Skrill USA was determined to be a VIE and the Company deemed the primary beneficiary. The assets, liabilities, and results of operations of Skrill USA are consolidated in the Company's consolidated financial statements.

However, as the Company had no direct equity ownership in Skrill USA, 100% of the equity (net assets) and results of operations were presented as a non-controlling interest in the Company’s consolidated financial statements prior to January 1, 2022. Non-controlling interests include the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company.

During the first quarter of 2022, the Company completed its agreement with Skrill-related entities by which it acquired 100% of the equity interest of Skrill USA. As a result, Skrill USA has been accounted for as a wholly owned subsidiary and no longer represents a VIE or non-controlling interest to the Company subsequent to December 31, 2021. The change in ownership was accounted for as an equity transaction, with no gain or loss recognized. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest and is reflected as a capital contribution in the Consolidated Statements of Shareholder's Equity.

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

As of December 31, 2021, $387,456 of cash held in escrow related to the draw down of the USD Incremental Term Loan is presented within "Customer accounts and other restricted cash." This cash was restricted from use until the completion of the SafetyPay acquisition which completed in the first quarter of 2022 (See Note 14). This has been presented as a financing inflow in the Consolidated Statements of Cash Flows.

Settlement receivables, net

Settlement receivables, net include balances arising from timing differences in the Company's settlement process between the cash settlement of a transaction and the recognition of the associated liability (for example, liabilities to customers and merchants). These balances mainly arise in the Digital Wallets segment. When customers fund their digital wallet account using their bank account or a credit card or debit card, there is a clearing period before the cash is received or settled, usually within 5 business days.

Settlement receivables, net also includes receivables from distribution partners within Digital Wallets. These receivables represent amounts collected by the distribution partners in exchange for the issuance of a prepaid payment voucher, prior to settlement with the Company.

The Company had settlement receivables, net from the following parties:

	As of December 31,
	2022	2021
Third party payment processors	$75,573	$78,058
Distribution partners	72,201	71,794
Total	$147,774	$149,852

Settlement receivables are initially measured at fair values and subsequently measured at their amortized cost less allowance for credit losses. Refer to Allowance for credit losses below for the measurement of the allowance for credit losses.

Accounts receivable

Accounts receivable includes receivables mainly from Merchant Solutions merchants that represent processing revenues earned but not yet collected. Accounts receivable are classified as current assets if receipts are due within one year or less. If not, they are presented as non-current assets. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses. Refer to Allowance for credit losses below for the measurement of the allowance for credit losses.

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

Recoveries from freestanding credit enhancements, such as certain credit insurance contracts, are not included in the estimate of expected credit losses. An insurance recovery asset is recognized in "Prepaid expenses and other current assets" in the Consolidated Statements of Financial Position at the time an incurred loss and the recovery of the receivable is probable. Recoveries are recognized within "Selling, general & administrative" within the Consolidated Statements of Comprehensive Loss.

Credit risk characteristics and concentration

Customer accounts and other restricted cash are deposited with different banking partners with a variety of credit ratings and credit exposure are regularly monitored and managed by the Company’s Safeguarding and Treasury Committee ("STC"). Management considers the risk of loss from these financial instruments to be low.

Settlement receivables primarily relate to receivables from third party payment institutions arising in both the Company's Merchant Solutions and Digital Wallets businesses, as well as receivables from distribution partners arising in the Company's Digital Wallets business. These receivables are closely monitored on a regular basis and are not considered to give rise to material credit risk. The Digital Wallets business utilizes insurance and credit limits with its distribution partners to limit its overall gross exposure. Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Company to cover unpaid receivables).

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

The Company issues financial guarantee contracts to its sponsor banks mainly within its Merchant Solutions business for which the Company is exposed to losses from potential chargeback claims. A significant portion of the Company’s exposure to credit risk arises from the threat of chargeback claims against Paysafe directly or Paysafe merchants on card purchases. Chargebacks result in credit exposure to Paysafe when either the merchant or other partners become bankrupt or are otherwise unable to meet their financial obligation. The Company manages the exposure to credit risk by employing various online identification verification techniques, enacted transaction limits, reserves or guarantees held and a number of credit risk management and monitoring tools such as an internally developed credit risk calculator, early warning system and daily credit agency and other third party alerts where potential signs of financial stress on merchants and partners are flagged.

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

Leases

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. We recognize lease extension and termination options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2022, the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

For short term leases, the Company recognizes lease payments on a straight-line basis in the Consolidated Statements of Comprehensive Loss in the period in which the obligation is incurred. During the year ended December 31, 2022, short term lease expense was not significant. For the Company's data center leases, where the consideration for lease and non-lease components is not separated, we apply the practical expedient to combine the lease and non-lease components.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise, fixed lease payments (including in-substance fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date. During the years ended December 31, 2022, 2021 and 2020 the amount of variable lease expense incurred was not significant.

The right-of-use asset is initially measured at the amount equal to the lease liability, adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs. Subsequently, the right-of-use asset is subject to amortization which is recognized on a straight-line basis over the lease term in the Consolidated Statements of Comprehensive Loss in “Selling, general and administrative.”

The lease liabilities are presented as separate lines in the Consolidated Statements of Financial Position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The interest on the lease liability is recognized in the Consolidated Statements of Comprehensive Loss in “Selling, general and administrative.” The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

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

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use. Research and development expense for the year ended December 31, 2022, 2021 and 2020 were $7,377, $8,574 and $7,952, respectively.

Impairment of finite-lived intangible and long-lived assets

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of long-lived assets and finite-lived intangible assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying amount of the asset group will be recovered through the future undiscounted cash flows expected from use of the asset group and its eventual disposition. If the carrying amount of the asset group is determined not to be recoverable, a write-down to fair value is recorded as “Impairment expense on goodwill and intangible assets” within the Consolidated Statements of Comprehensive Loss. Fair values are determined based on a discounted cash flow analysis. The Company also regularly evaluates whether events and circumstances have occurred that indicate the useful lives of long-lived assets and finite-lived intangible assets may warrant revision. See Note 6 for further information regarding the Company’s impairment review of finite-lived intangible assets.

Goodwill

Goodwill is required to be allocated to reporting units which are either (1) an operating segment or (2) components of an operating segment that are one level below and for which discrete financial information is prepared and regularly reviewed by segment management. The Company considers its reporting units to be at the operating segment level for Digital Wallets and one level below for Merchant Solutions.

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

The fair value of the reporting unit is based on the weighting of an income approach and market approach. See Note 5 for further information.

Business combinations

The Company performs a two-step analysis to determine whether a transaction will be considered as the acquisition of a business or the acquisition of an asset. First, an initial screening test is performed, which determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identified assets. If this initial test is not met, an acquired asset cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create output.

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

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. The Merchant Solutions revenue streams are earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallets revenue streams are almost entirely derived from charging merchants’ fees for allowing payments on their platforms using our products or from charging customers on a transactional basis for using our services. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at both the segment and reporting unit level (See Note 21).

For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Some of the Company’s contracts with customers include promises to transfer multiple goods and services. The primary goods offered by the Company are point of sale terminals that are offered in the Merchant Solutions segment.

The Company recognizes revenue net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

Our contracts with customers have different durations across our business segments, depending on the nature of the good or service provided and whether the contracts are with consumers or merchants. The Company’s primary consumer facing revenue streams are within the Digital Wallets business line in which our consumer facing contracts are online terms and conditions that the consumers agree on as terms of business; these are typically open ended and can be terminated without penalty by either party. Therefore, our contracts in this segment are essentially defined at the transaction level and there is no commitment to provide further services beyond the services already provided. Our merchant contracts in the Digital Wallets segment are formal written contractual agreements with merchants who accept our services on their platforms. These contracts are longer-term relationships structured as open-ended contracts and are typically cancellable by either party with 30-60-day written notice.

The Company does not contract directly with consumers within our Merchant Solutions segment; as such, our contracts in this segment are all written contractual agreements primarily in two main categories. The first category includes contracts with our sponsor banks and processing partners, which are typically long-term contractual relationships with durations of 5 years, but continuing in effect with automatic renewals of a year or longer. These agreements usually have termination clauses requiring written notice and 90 to 180-day notice periods. The second category is our contracts with merchants. The contracts with merchants are tri-party agreements, usually between the Company, the merchants and sponsor banks with durations of 3 years followed by annual auto-renewals at the end of the terms. Termination clauses generally require 30 days written notice. While the duration of contacts may differ, the primary source of revenue is consistent across segments and consumer base.

Significant judgments:

An area of significant judgment for the Company is the determination of the principal agent consideration under the Revenue Standard. For the Company’s Merchant Solutions segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its Merchant Solutions segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

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

Merchant Solutions

Merchant Solutions services are primarily derived from processing credit and debit card transactions for merchants. Revenue is earned by charging merchants either as a percentage-based fee of the payment volumes processed or as a charge per transaction, pursuant to the respective merchant agreements, as well as certain fixed charges for various ancillary items and services on a monthly or annual basis.

The fee revenue can include charges to process transactions, foreign exchange services for settling foreign currency transactions, gateway services, fraud and risk management services and charges for accepting alternative payments.

Within our Merchant Solutions segment, the nature of our billing depends on whether we are in the flow of the funds. When we are in the flow of funds, we can direct debit our fees and settle with our customers on a net basis. When the Company does not have direct access to debit our customer accounts, we typically collect by billing our merchant banking partners on a monthly basis, and our invoices are due immediately upon receipt.

Digital Wallets

Digital Wallets services are offered through the NETELLER and Skrill brands. Consumer and merchant revenues are earned either as a fee calculated as a percentage of funds processed or as a charge per transaction, pursuant to the respective consumer and merchant agreements, as well as fees from cross-currency transactions. We typically have the authority to directly debit our consumers’ pre-funded digital wallet accounts and the merchant wallet accounts, as such, when we earn revenue from transaction fees we are not required to separately bill for amounts earned and collectability is reasonably assured.

In addition, the Digital Wallets services are also offered through the paysafecard prepaid payment vouchers, which are sold directly to customers through third party distributors and paysafecard online payment accounts. The third-party distributors are a network of sales points from which customers may purchase prepaid vouchers; the Company pays a sales commission to its distributors for this service. The revenue is earned from fees charged to merchants accepting payments made using the paysafecard services as well as fees charged to customers on a transactional basis. When a customer purchases a prepaid payment voucher, consideration is collected by the distribution partner prior to settlement with the Company. The redemption of the voucher is the point we earn the revenue and collectability of our revenue is reasonable assured. These services are offered under the paysafecard, paysafecash, Safety Pay and Pago brands.

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

Merchant Solutions: Cost of services (excluding depreciation and amortization) consists primarily of merchant residual payments to our network of Independent Sales Organizations (“ISOs”) and Integrated Software Vendors ("ISV") and other fees incurred by the Company in processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in this line of business, which are presented net within revenue.

Digital Wallets: Cost of services (excluding depreciation and amortization) in connection with the services offered under the NETELLER and Skrill brands as described above is primarily composed of the costs the company incurs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions in order to draw funds from a customer’s credit or debit card, bank account, or other funding source they have stored in their digital wallet accounts. Cost of services (excluding depreciation and amortization) in relation to the paysafecard and paysafecash brands is primarily comprised of commissions paid to distributors.

Restructuring and other costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, provision related to customer payments and professional consulting and, in prior years, advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to certain executives.

Deferred equity costs

Transactions costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction. For the year ended December 31, 2020 deferred equity costs related to the Transaction (See Note 2) were $9,545, and were included in “Prepaid expenses and other current assets” within the Statements of Financial Position. The cash outflows associated with these costs are classified as financing cash outflows. There were no deferred equity costs for the year ended December 31, 2022 or 2021.

Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions. Expense recognized for defined contribution plans for the year ended December 31, 2022, 2021 and 2020 was $5,654, $5,782 and $5,417, respectively.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2022, 2021 and 2020 was $35,280, $38,509 and $39,788, respectively.

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

There were no material transfers of account balances between the three levels of hierarchy for the years ended December 31, 2022 and 2021.

Financial instruments

Financial instruments measured at fair value through profit or loss are measured at fair value with changes in fair value recognized in the Consolidated Statements of Comprehensive Loss. These financial instruments include contingent consideration receivable, deferred and contingent consideration payable, share-based compensation liabilities, warrant liabilities and derivative financial assets and liabilities.

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

Warrants

The Company accounts for warrants as derivative liabilities under ASC 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock. The warrants were initially recorded at fair value on the closing date of the Transaction (March 30, 2021 as described in Note 2) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / (expense), net” in the Consolidated Statements of Comprehensive Loss. As of December 31, 2022, the warrants consisted solely of public warrants. For the year ended December 31, 2021, the publicly quoted price of the public warrants was used for valuing the private warrants on the basis that they cannot be transferred without losing their private warrant features, the only exit market in which they would be sold would be the public market and it is not likely that a market participant would pay a price different to that observed for the public warrants.

Share-based compensation

The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation - Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards.

The grant date fair value of the A ordinary shares and B ordinary shares was determined using a Monte Carlo method. The determination of the grant date fair value was affected by assumptions regarding a number of complex and subjective variables, including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. The awards were subject to a service condition, a performance condition and a market condition. As of December 31, 2022, the share-based compensation was fully expensed as the vesting conditions were met upon completion of the Transaction (See Note 2 and 16).

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

The grant date fair value of the stock options is determined using a Black Scholes model. The determination of the grant date fair value was affected by assumptions including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award, time expected to expiration and expected dividends. The options have a contractual ten-year life and vest annually in equal increments over three years. Compensation expense is recognized on a straight line basis over the vesting period.

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

Recently Adopted Accounting Pronouncements

Convertible Debt Instruments

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted this new guidance effective January 1, 2022. This new guidance did not have an effect on our consolidated financial statements.

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

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), which defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

The Company plans to adopt this optional expedient during the year ended December 31, 2023. The Company does not expect the adoption of this standard to have a material impact as the standard allows the change in rate to be accounted for prospectively.

Business Combinations

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This update improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) recognition of an acquired contract liability and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. This guidance will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and is applied prospectively to acquisitions occurring after the effective date. The Company adopted this new guidance effective January 1, 2023. This new guidance is not expected to have a material impact on our consolidated financial statements.

Supplier Finance Programs

In September 2022, the FASB issued ASU No. 2022-04 Liabilities - Supplier Finance Programs. This update enhances transparency about an entity’s use of supplier finance programs. The buyer in a supplier finance program is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll-forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments in this update will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company adopted this new guidance effective January 1, 2023. This new guidance is not expected to have a material effect on our consolidated financial statements.

2.
Reorganization and Recapitalization (the "Transaction")

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

Non-controlling interest

The LLC units contained an exchange right which entitled the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”). The Exchange Right could not be exercised until 12 months after the Transaction. Thereafter, it could be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately. At the time of the Transaction, the LLC Units were accounted for as permanent equity and presented as non-controlling interest, as they were held by the FTAC Founder and entitled to participate in tax distributions.

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

During the fourth quarter of 2022, the Company was notified that 100% of the LLC Units were surrendered by the FTAC Founder and were subsequently cancelled. There was no consideration provided to the FTAC Founder by the Company in lieu of surrendering or cancelling the LLC Units. As a result, as of December 31, 2022, we have eliminated the non-controlling interest and recorded a capital contribution from a related party in an equivalent amount. There is no impact to the statement of comprehensive income as a result of the cancellation as there was no benefit or consideration provided in exchange for cancelling the LLC units.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. Refer to Note 1 for initial recognition, subsequent measurement and impact of the RSS on the Warrants.

As of December 31, 2022, all warrants were considered Public Warrants and no warrants were held by a related party.

Share-based compensation

Certain employee equity-based awards issued by the Accounting Predecessor included performance conditions that vested upon a qualifying Exit Event (defined as an IPO whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale), which was not deemed probable in prior periods. These awards vested in connection with the completion of the Transaction, resulting in the full recognition of share-based compensation for the year ended December 31, 2022, which is included in “Selling, general and administrative” on the Consolidated Statements of Comprehensive Loss.

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

In connection with the modification described above, an initial share-based compensation liability of $13,124 was recognized with $5,123 reclassified from “Additional paid in capital” and the remainder expensed in the current period. During the year ended December 31, 2021, the liability was reduced by fair value adjustments of $1,452 and the redemption of a certain number of shares for $1,648 which was accounted for as a capital contribution from Topco. At December 31, 2021, the share-based compensation liability was $10,024.

At December 31, 2022, the share-based compensation liability was $9,237 which was reduced during the year due to fair value adjustments and foreign exchange. The liability is classified as a current or non-current liability within the Consolidated Statements of Financial Position based on the expected timing of the redemption of shares. Refer to Note 16 for further information on all share-based compensation liabilities.

Repayment of debt

In connection with the Transaction, certain third-party debt was settled in cash in the first quarter in 2021. The Company repaid $416,700 and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the Consolidated Statements of Comprehensive Loss. Refer to Note 9 for further information on all debt transactions.

3.
Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company. The weighted average shares calculation for the years ended December 31, 2022 and 2021 reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction. The historical outstanding shares of the Accounting Predecessor prior to the Transaction have been recast for comparability purposes (See Note 2). In addition, the historical outstanding shares have been recast to give effect to the Reverse Stock Split (See Note 1).

The Company uses the treasury stock method of calculating diluted net loss per share attributable to the Company. For the years ended December 31, 2022, 2021 and 2020, we excluded all potentially dilutive restricted stock units and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive.

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share attributable to the Company.

	Year ended December 31,
	2022	2021	2020
Numerator
Net loss attributable to the Company - basic	$(1,862,655)	$(110,954)	$(126,715)
Net loss attributable to the Company - diluted	$(1,862,655)	$(110,954)	$(126,715)
Denominator
Weighted average shares – basic	60,519,640	60,309,384	60,309,366
Weighted average shares – diluted	60,519,640	60,309,384	60,309,366
Net loss per share attributable to the Company
Basic	$(30.78)	$(1.84)	$(2.10)
Diluted	$(30.78)	$(1.84)	$(2.10)

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

Income tax benefit

The components of loss before taxes for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	For the Year Ended December 31,
	2022	2021	2020
United Kingdom	$(620,591)	$(447,808)	$(83,049)
United States	(993,786)	(73,789)	(177,582)
Foreign Other	(300,409)	326,159	74,718
Loss from operations before taxes	$(1,914,786)	$(195,438)	$(185,913)

Income tax benefit comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statements of Comprehensive Loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax benefit consists of the following:

	For the Year Ended December 31,
	2022	2021	2020
Current:
United Kingdom	$4,638	$(4,364)	$(1,041)
United States	3,004	(25,926)	(16,698)
Foreign Other	22,732	42,173	19,682
Total	30,374	11,883	1,943

Deferred:
United Kingdom	(25,416)	(90,345)	(3,664)
United States	(52,225)	4,468	(42,911)
Foreign Other	(5,235)	(11,116)	(14,567)
Total	(82,876)	(96,993)	(61,142)
Income tax benefit	$(52,502)	$(85,110)	$(59,199)

The effective tax rate for the years ended December 31, 2022, 2021 and 2020 was 2.7%, 43.5% and 31.8%, respectively. The reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the Year Ended December 31,
	2022	2021	2020
United Kingdom corporate tax rate	19.0%	19.0%	19.0%
Changes in respect of prior periods	0.4%	8.2%	11.1%
Rate change	0.3%	1.8%	(5.7)%
Expenses not deductible for tax purposes	(0.4)%	(9.4)%	—
Impairment losses not deductible for tax purposes	(15.8)%	—	—
Gains and losses not subject to income tax	0.2%	0.6%	—
Foreign tax on capital gains	(0.4)%	—	—
Movement in deferred tax not recognized	(1.8)%	1.4%	(2.5)%
Tax losses not recognized	0.1%	—	0.5%
Foreign income taxed at different rates	1.1%	21.3%	6.8%
Other	—	0.6%	2.6%
Effective tax rate	2.7%	43.5%	31.8%

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

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	For the Year Ended December 31,
	2022	2021	2020
Beginning unrecognized tax benefits	$16,744	$18,784	$24,593
Increases related to prior year tax positions	-	4,451	1,956
Decreases related to prior year tax positions	(66)	(3,912)	(8,034)
Increases related to current year tax provisions	562	589	286
Decreases related to current year tax positions	-	(1,013)	(17)
Decreases related to settlement with tax authorities	(471)	(2,155)	—
Closing unrecognized tax benefits	$16,769	$16,744	$18,784

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2022, 2021 and 2020 is $16,769, $16,744 and $18,784, respectively, which is recorded within “Accounts payable and other liabilities” within the Consolidated Statements of Financial Position (See Note 11). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31, 2022 was $1,620 and $164, respectively, and as of December 31, 2021 were $1,276 and $166, respectively, and as of December 31, 2020 were $2,677 and $390, respectively.

There are no events anticipated within the next 12 months that would significantly increase or decrease the total amount of unrecognized tax benefits.

We conduct business globally and file income tax returns in the United Kingdom, United States and other foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities around the world. The Company is no longer subject to income tax examinations by tax authorities in the United Kingdom, United States and other foreign jurisdictions for tax years before 2015.

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

There are certain foreign subsidiaries for which deferred taxes have not been recognized on outside basis difference on the basis that they are indefinitely reinvested or distributable earnings may be repatriated tax-free. As of December 31, 2022, 2021 and 2020, the amount of such taxable temporary differences totaled $680,616. $811,957 and $651,851, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $2,720, $2,441 and $4,042, respectively.

Deferred taxes have been recognized for certain foreign subsidiaries where the permanently reinvested assertion has not been applied. As of December 31, 2022, 2021 and 2020, the amount of such taxable temporary difference totaled $27,792, $0 and $0, respectively, and the amount of deferred tax liability recognized on this temporary difference is $1,390, $0 and $0, respectively.

For our domestic subsidiaries in the United Kingdom, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	For the Year Ended December 31,
	2022	2021
Deferred tax assets:
Property and equipment	$3,607	$9,043
Intangible assets	127,556	50,634
Carry forward tax losses	146,358	129,994
Excess interest carry forward	101,547	77,049
Accrued and unpaid expenses	14,010	13,094
Financial instruments	10,465	14,943
Other	14,605	9,298
Total deferred tax assets	418,148	304,055
Valuation allowance	(92,019)	(51,976)
Net deferred tax assets	326,129	252,079
Deferred tax liabilities:
Property and equipment	(5,445)	(1,857)
Intangible assets	(319,167)	(287,278)
Other	(15,770)	(5,904)
Total deferred tax liabilities	(340,382)	(295,039)
Net deferred tax liabilities	$(14,253)	$(42,960)

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Statement of Consolidated Financial Position. As of December 31, 2022, $221,591 of the $326,129 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31, 2021, $230,153 of the $252,079 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $104,538 and $21,926 are reflected as “Deferred tax assets” within the Consolidated Statements of Financial Position as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the gross deferred tax liability of $340,382 is presented on the Consolidated Statements of Financial Position on a net basis with $221,591 of deferred tax assets, reflected as a deferred tax liability of $118,791. As of December 31, 2021, the gross deferred tax liability of $295,039 is presented on the Consolidated Statements of Financial Position on a net basis with $230,153 of deferred tax assets, reflected as a deferred tax liability of $64,886.

As of December 31, 2022, 2021 and 2020, the Company has net operating loss carry forwards of $554,695, $508,434 and $508,729, respectively. As of December 31, 2022, $197,775 of those carry forwards will expire between December 31, 2022 and December 31, 2050 if not utilized. The remaining balance of $356,920 are indefinite loss carry forwards with no expiry date.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2022 and 2021, the valuation allowance for the Company was $92,019 and $51,976, respectively. The current movement primarily relates to the increase of the valuation allowance on excess interest expenses carried forward in the US. The increase in the valuation allowance during the year ended December 31, 2022 was $40,043 and the decrease in the valuation allowance during the year ended December 31, 2021 was $5,067.

5.
Goodwill

As a result of our change in segments (Note 21) during the year ended December 31, 2022, the prior period goodwill balances have been revised to reflect this change. The prior periods have been recast to reflect this change.

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions	Digital Wallets	Total
December 31, 2020 (1)	1,774,763	1,707,053	3,481,816
Additions (2)	21,828	194,292	216,120
Foreign exchange	—	(47,899)	(47,899)
December 31, 2021	$1,796,591	$1,853,446	$3,650,037
Additions (3)	—	284,239	284,239
Purchase price adjustment (4)	—	(11,938)	(11,938)
Foreign exchange	—	(41,019)	(41,019)
Impairment	(1,159,145)	(723,042)	(1,882,187)
December 31, 2022	$637,446	$1,361,686	$1,999,132

(1)
In 2021, a change in segments was reported. In connection with this change, $271,456 of goodwill was reallocated to Digital Commerce (former Digital Wallets) using a fair value allocation methodology. The prior periods were recast to reflect this change in the year ended December 31, 2021. Following the current year reevaluation of our reporting units, this portion of goodwill was reallocated back to Merchant Solutions (previously US Acquiring).
(2)
Additions to goodwill within the Merchant Solutions segment relate to the acquisition of ICS (See Note 14) and additions to goodwill within the Digital Wallets segment relate to the acquisition of PagoEfectivo and viaFintech.
(3)
Additions to goodwill within the Digital Wallet segment related to SafetyPay (See Note 14).
(4)
Purchase price adjustments mainly related to deferred tax asset on SafetyPay net operating losses.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to a sustained decline in stock price and market capitalization, reduction in the fair value of debt, as well as current market and macroeconomic conditions, we concluded that an impairment indicator of goodwill was present in both the Merchant Solutions and Digital Wallets segments as of March 31, 2022 and June 30, 2022.

We performed a goodwill impairment test as of the respective reporting periods, including the annual impairment test date, using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long term growth rates.

Selected multiples were determined based on guideline comparable companies’ and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve the future cash flows, changes in key assumptions or further decline in the stock price or the fair value of our debt may cause a future impairment of goodwill at the reporting unit level.

Based on the analysis performed, the Company recognized a goodwill impairment for the year ended December 31, 2022 of $1,159,145 and $723,042 in the Merchant Solutions and Digital Wallets segments, respectively. Accumulated impairment of goodwill as of December 31, 2022 and 2021 was $1,882,187 and $0, respectively. Other than the continued decline in stock price, there have been no other events or changes in circumstances subsequent to the testing date that would indicate further impairment of these reporting units.

6.
Intangible assets

As of December 31, 2022 and 2021, the Company’s intangible assets consisted of the following:

	As of December 31,
	2022	2021
Brands	$165,283	$167,761
Software development costs	787,492	720,750
Customer relationships	1,505,839	1,243,030
Computer software	38,857	35,257
Gross carrying value	2,497,471	2,166,798

Brands	83,317	69,407
Software development costs	472,791	371,555
Customer relationships	624,756	505,732
Computer software	25,149	17,900
Accumulated amortization	1,206,013	964,594
Intangible assets, net	$1,291,458	$1,202,204

During the years ended December 31, 2022 and 2021 we recorded intangible assets of $64,606 and $69,242, respectively, related to the acquisition of merchant portfolios which were accounted for as asset acquisitions, inclusive of contingent consideration payable. During the year ended December 31, 2022 and 2021, we recorded intangible assets of $223,300 and $129,036, related to business combinations. We had unpaid capital expenditure purchases of approximately $852 and $4,123 at December 31, 2022 and 2021, respectively which was included in "Accounts payable and other liabilities" within the Consolidated Statements of Financial Position. Capital expenditure purchases are recorded as cash outflows from investing activities in the Company's Consolidated Statements of Cash Flows in the period they are paid.

Intangible assets acquired by the Company during the year ended December 31, 2022 and 2021 had the following expected weighted-average useful lives:

	2022	2021
Brands	5 years	7 years
Software development costs	3 years	3 years
Customer relationships	10 years	7 years
Computer software	3 years	3 years
Total weighted-average useful life	6.9 years	5.4 years

Amortization expense on intangible assets for the years ended December 31, 2022, 2021 and 2020 was $260,328, $252,202 and $253,751, respectively. We perform an annual reassessment of estimated useful lives of intangible assets. There were no material revisions to useful lives of intangible assets during the years ended December 31, 2022, 2021 and 2020.

The estimated amortization expense of intangible assets for the next five years is as follows:

2023	252,152
2024	250,681
2025	212,686
2026	125,220
2027	123,272

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable.

For the year ended December 31, 2022, due to the goodwill impairment recognized (see Note 5), we concluded that an impairment indicator for certain asset groups was present within these segments. An impairment analysis was performed for the impacted asset groups as of each reporting period which was based on an undiscounted cash flow model. As a result of the analysis, the assets were concluded to be recoverable and no impairment charge was recorded. For the year ended December 31, 2022, $5,036 of impairment expense was recognized related to specifically identified software development costs, a majority of which were fully impaired. This impairment was predominantly in the Merchant Solutions segment.

For the year ended December 31, 2021, due to reduced forecasted cash flows within the Digital Wallets segment, we concluded that an impairment indicator for certain intangible assets was present within this segment during the year ended December 31, 2021. Digital Wallets experienced decreased revenues associated with certain legacy merchant relationships and also reduced their forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment. As a result, an impairment analysis on Digital Wallets intangible assets was performed during the year ended December 31, 2021 and based on an undiscounted cash flow model, it was determined that certain of these assets were not recoverable. In calculating the impairment loss, management determined the fair value of these individual assets based on a discounted cash flow model for merchant relationships and relief from royalty method for certain brands using Level 3 inputs. Failure to achieve the expected cash flows due to higher than estimated attrition, obsolescence or other factors may cause a future impairment of intangible assets. Management’s key assumptions in determining the fair value include expected cash flows, discount rate and royalty rate. The Company recognized an impairment loss of $324,145 for the year ended December 31, 2021, the majority of which relates to the impairment described above. The impairment loss is recognized in the Consolidated Statements of Comprehensive Loss under “Impairment expense on goodwill and intangible assets” and is primarily related to the Digital Wallets segment.

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

7.
Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

		As of December 31,
	Estimated Useful Lives in years	2022	2021
Computer and communication equipment	2-5	$23,502	$26,211
Furniture and other equipment	3-5	12,555	13,199
Leasehold improvements	1-10	4,322	4,427
Accumulated depreciation		(28,432)	(28,930)
Property, plant and equipment, net		$11,947	$14,907

Depreciation expense related to property, plant and equipment for the year ended December 31, 2022, 2021 and 2020 was $6,491, $9,170 and $14,415, respectively.

8.
Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the years ended December 31, 2022 and 2021, and 2020:

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for credit losses
Balance at December 31, 2020	4,096	25,035	5,859	7,800	42,790
Credit loss expense	(3,528)	15,628	3,551	(549)	15,102
Write-Offs	—	(31,929)	(4,722)	—	(36,651)
Other (1)	105	(92)	(639)	(324)	(950)
Balance at December 31, 2021	$673	$8,642	$4,049	$6,927	$20,291
Credit loss expense	(641)	25,222	7,213	5,350	37,144
Write-Offs	—	(22,929)	(5,691)	(126)	(28,746)
Other (1)	(32)	(377)	(173)	(85)	(667)
Balance at December 31, 2022	$-	$10,558	$5,398	$12,066	$28,022

(1)
Other mainly relates to the impact of foreign exchange.
(2)
During the year ended December 31, 2022, recoveries from freestanding credit enhancements related to Settlement receivables, net were $1,603 which are recorded in "Selling, general and administrative" in the Consolidated Statements of Comprehensive Loss. These recoveries are not recognized against expected credit losses (See Note 1).

Increase in credit loss expense in 2022 compared to 2021 was mainly a result of higher volumes in Merchant Solutions which results in higher chargebacks, as well as a specific merchant reserve in the Digital Wallets segment.

The decrease in write offs year over year is mainly attributable to higher than normal write offs in 2021. Write-offs of accounts receivable in 2021 was primarily attributable to the write-off of specific credit loss allowances recognized in the prior year for an individual merchant within the Merchant Solutions segment. This was offset by a decrease in write offs for settlement receivables net, within Digital Wallets.

9.
Debt

Current Debt Facilities

On June 28, 2021, Paysafe refinanced its former debt facilities by entering into the following debt facilities:

•
$305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);
•
$1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility entered into on September 28, 2021 as described below);
•
€710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility entered into on September 28, 2021 as described below); and
•
$400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and the €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) were entered into on September 28, 2021 in connection with the SafetyPay and viaFintech acquisitions, respectively. As of December 31, 2021, the USD Incremental Term Loan and EUR Incremental Term Loan were fully drawn. As the SafetyPay acquisition had not been completed as of December 31, 2021, the cash drawn was held in escrow and was presented within "Customer accounts and other restricted cash" in the Consolidated Statements of Financial Position. Debt issuance costs of $16,765 were recorded in connection with the transaction which is reported as a deduction from the debt, presented under “Non-current debt” in the Consolidated Statements of Financial Position, and amortized using the effective interest rate method.

The Company used the proceeds from the Term Loan Facility and the Secured Notes as well as $35,000 drawn down under the Revolving Credit Facility to fully repay the former debt facilities. Debt issuance costs of $24,474 were recorded in connection with the Refinancing, for which a majority are reported as a deduction from the debt, presented under “Non-current debt” in the Consolidated Statements of Financial Position, and amortized using the effective interest rate method.

As of December 31, 2022 and 2021, $21,408 and $28,423 was drawn down on the Revolving Credit Facility.

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

On June 28, 2021, the Company fully repaid the outstanding balances under the USD First Lien Term Loan, the EUR First Lien Term Loan and the First Lien Revolving Credit Facility, which was accounted for as a debt extinguishment. The repayment occurred contemporaneously with the Refinancing, as described above. The Company recorded a loss on extinguishment of debt, including the expense of capitalized debt fees, of $40,538, which is included in “Interest expense, net” on the Consolidated Statements of Comprehensive Loss.

Line of Credit

In the first quarter of 2022, the Company’s Line of Credit was increased from $50,000 to $75,000 and the maturity date was extended to June 2025. The Line of Credit is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. As of December 31, 2022 and 2021, the Company had outstanding balances of $75,000 and $50,000, respectively.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate (1)	Effective Interest Rate (2)	Facility maturity date	Principal outstanding at December 31, 2022 (Local Currency)	Principal outstanding at December 31, 2022 (USD)
Term Loan Facility (USD) (3)	USD	USD LIBOR + 2.75% (0.5% floor)	7.2%	Jun-28	989,847	$989,847
Term Loan Facility (EUR) (4)	EUR	EURIBOR + 3.00% (0% floor)	6.4%	Jun-28	701,000	750,334
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	451,016
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	370,418	370,418
Revolving Credit Facility (USD)	USD	BASE + 2.25% (0% floor)	n/a	Dec-27	—	—
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	4.2%	Dec-27	20,000	21,408
Line of Credit	USD	Term SOFR (5) + 2.70%	7.1%	Jun-25	75,000	75,000
Total Principal Outstanding						$2,658,023

(1)
For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rates for the facilities include interest and amortization of debt issuance costs, if applicable, and are as of December 31, 2022.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities
(4)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under current facilities
(5)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	As of December 31,
	2022	2021
Principal outstanding	$2,658,023	$2,794,108
Unamortized debt issuance cost	(14,564)	(35,740)
Total	2,643,459	2,758,368
Short-term debt	10,190	10,190
Long-term debt	$2,633,269	$2,748,178

For the years ended December 31, 2022, 2021 and 2020, interest expense, including amortization of deferred debt issuance cost, was $126,628, $165,827, and $164,788, respectively.

Maturity requirements on non-current debt as of December 31, 2022 by year are as follows:

Years ending December 31,
2023	10,190
2024	10,190
2025	85,190
2026	10,190
2027	31,597
2028 and thereafter	2,510,666
Total	$2,658,023

During the year ended December 31, 2022, the Company made principal payments of $19,624 under its Term Loan Facility, inclusive of voluntary prepayments of $9,434. In addition, the Company repurchased $43,200 of Secured Notes and $13,845 of Term Loans during the year ended December 31, 2022. This resulted in a gain on repurchase of $11,534 recognized within "Other income, net" within the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022.

Subsequent to December 31, 2022, the Company has continued to repurchase Secured Notes and Term Loan notes.

Compliance with Covenants

The Company’s new facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the new facilities, of the Company and the restricted subsidiaries for the relevant period.

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

The Company was in compliance with its financial covenants at December 31, 2022 and 2021.

Letters of Credit

As of December 31, 2022 and 2021, the Company had issued letters of credit of approximately $121,960 and $171,392, respectively, for use in the ordinary course of business.

10.
Derivative instruments

The Company’s derivative instruments have consisted of interest rate swaps or interest rate cap agreements (collectively “interest rate contracts”). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt under if interest rates rise above the strike rate on the contract. The interest rate contracts are measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other income, net” in the Consolidated Statements of Comprehensive Loss.

In connection with the Refinancing on June 28, 2021, the Company's former debt facilities were repaid (see Note 9). As a result, all interest rate swaps and interest rate caps were cancelled as of December 31, 2021, reducing the derivative liability to zero and resulting in market value settlement cash payments of $41,483.

During the year ended December 31, 2022, the Company entered into a new derivative financial instrument arrangement to manage its interest rate risk related to its current credit facilities, comprised of its Term Loan Facility and Secured Notes. As of December 31, 2022, the Company’s interest rate swap had a notional amount of $367,490 and fair value of $17,321 which was recorded as a “Derivative financial asset” in the Consolidated Statements of Financial Position. The interest rate swap matures on March 31, 2026.

The Company recognized a fair value gain for the year ended December 31, 2022 and 2021 of $17,321 and $8,585, respectively, and fair value loss of $22,463 for the year ended December 31, 2020 in respect of its interest rate contracts (See Note 17).

11.
Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2022	2021
Accounts payable	$45,974	$18,599
Other payables (1)	$24,544	$46,824
Accrued liabilities (2)	$91,691	$72,328
Payroll liabilities	$33,186	$35,780
Provisions and contingent liabilities (3)	$46,134	$38,310
Total	$241,529	$211,841

(1)
Other payables mainly consist of sales tax and value added tax payable and other miscellaneous payables.
(2)
Accrued liabilities mainly consist of the provision for customer payments (See Note 10), general accrued expenses and external interest payable.
(3)
Provisions and contingent liabilities mainly consist of uncertain tax positions, allowance for credit losses related to financial guarantees and merchant overdrafts, and provisions recognized for certain litigation claims.
12.
Contingent and deferred consideration payable

Contingent and deferred consideration relates to merchant buyouts and business combinations that are payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent and deferred consideration payable is comprised of the following balances:

Total
Balance at December 31, 2020	9,562
Payments made during the year	(7,681)
Additions in the year	30,716
Fair value gain	(1,782)
Balance at December 31, 2021	$30,815
Payments made during the year	(19,834)
Additions in the year	8,168
Fair value loss	9,075
Foreign exchange	(1,078)
Balance at December 31, 2022	$27,146
Current portion of contingent and deferred consideration payable	$18,171
Non-current portion of contingent and deferred consideration payable	$8,975

During the year ended December 31, 2022:

•
The Company completed the acquisition of merchant portfolios, recognizing an estimated contingent and deferred consideration payable of $8,168, none of which was related to business combinations.
•
The Company paid $19,834 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.
•
The Company recorded a $9,075 loss on contingent consideration payable, mainly related to a previous acquisition in which the terms of the agreement were modified during the year.

During the year ended December 31, 2021:

•
The Company completed the business combination of ICS, PagoEfectivo and viaFintech, as well as, the acquisition of merchant portfolios, recognizing an estimated contingent and deferred consideration payable of $30,716, of which $25,781 was related to business combinations (See Note 14). The remaining estimated amount recorded for these business combinations represents the maximum amount of possible payments.
•
The Company paid $7,681 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

The contingent and deferred consideration of $27,146 is classified as a liability on the Consolidated Statements of Financial Position, of which $8,975 is non-current. This contingent and deferred consideration arose as part of the consideration of merchant buyouts, as well as current and prior year acquisitions.

13.
Contingent consideration receivable

In connection with the Transaction, a contingent consideration receivable associated with the disposal of Paysafe Merchant Services Limited ("PMSL"), a previous subsidiary of Paysafe Group Limited, was transferred to PGHL as partial settlement of the shareholder term loan agreement with PGHL (see Note 22).

The remaining contingent consideration receivable balance at December 31, 2021 was $2,842 and related to a contingent consideration receivable recorded upon the disposal of Paylater (See Note 15). As of December 31, 2022, all payments related to the contingent consideration receivable had been received.

The following table summarized the movement in the contingent consideration receivable during the years ended December 31, 2022 and 2021:

Total
Balance at December 31, 2020	151,775
Fair value gain on contingent consideration receivable (1)	11,097
Related party transaction with PGHL	(159,302)
Settlements	(3,045)
Foreign exchange	2,317
Balance at December 31, 2021	$2,842
Settlements	(2,621)
Foreign exchange	(221)
Balance at December 31, 2022	$—
Current portion of contingent consideration receivable	$—
Non-current portion of contingent consideration receivable	$—

(1)
The gain recognized is due to the fair value measurement of the contingent consideration receivable and is recorded in Other income, net (Note 20).

14.
Business Combinations

During the year ended December 31, 2022, the Company completed the acquisition of SafetyPay with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition.

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on acquisition during the year ended December 31, 2022.

Cash consideration	$449,790
Total purchase price	$449,790
Cash and cash equivalents	25,068
Trade and other receivables (1)	1,895
Deferred tax assets	12
Property, plant and equipment	371
Intangible assets (2)	223,300
Other assets - non-current	926
Trade and other payables	(20,539)
Deferred tax liability	(65,482)
Net assets acquired	$165,551
Goodwill (3)	$284,239

(1)
Gross contractual amounts receivable are equal to their book value where appropriate.
(2)
Intangible assets are primarily comprised of customer relationships, brands, and computer software.
(3)
Goodwill was primarily attributed to the expected synergies between the acquired businesses and the Company, the value of the employee workforce, new customer acquisitions and intangible assets that do not qualify for separate recognition at the time of acquisition. The goodwill is not deductible for income tax purposes. Purchase price adjustments of $9,608 were recorded during the year ended December 31, 2022 (Note 5).

The aggregate revenues and net loss of the acquired business, including interest, during 2022 of $31,408 and $21,325 respectively, are included in the Consolidated Statements of Comprehensive Loss from the date of acquisition.

The unaudited pro forma consolidated revenues and net loss for the Company for the year ended December 31, 2022 and 2021 were as follows, had these acquisitions occurred on January 1, 2021. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisitions been completed as of January 1, 2021.

	Year Ended December 31,
	2022	2021
Revenue	$1,498,772	$1,518,021
Net loss (1)	(1,855,983)	(139,750)

(1)
The pro forma net loss for 2022 was adjusted to exclude the acquisition-related costs and include additional amortization and interest expense that would have been charged assuming the intangible assets and associated debt had been recorded as of January 1, 2021. The pro forma net loss for 2021 was adjusted to include the acquisition-related costs and additional amortization and interest expense that would have been charged assuming the intangible assets and debt had been recorded as of January 1, 2021.

The Company incurred acquisition-related costs associated with this acquisition of approximately $13,863, of which $9,319 was recorded in "Restructuring and Other Costs" on the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022. The remaining costs were incurred in the prior year.

International Card Services ("ICS"), Orbis Ventures S.A.C. (“PagoEfectivo”), and viaFintech

During the year ended December 31, 2021, the Company completed the acquisition of International Card Services (“ICS”) with the goal of furthering the expansion of the Merchant Solutions segment in the United States as well as obtaining new merchants. The Company also completed the acquisitions of Orbis Ventures S.A.C. (“PagoEfectivo”), and viaFintech with the goal of furthering the expansion of alternative payment methods in the Latin America and German markets as well as creating additional revenue opportunities for the Digital Wallets segment.

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

Cash consideration	$285,166
Contingent and deferred consideration payable (1)	25,781
Other adjustments for working capital	(1,656)
Total purchase price	309,291
Cash and cash equivalents	21,646
Prepaid expenses and other current assets	460
Trade and other receivables (2)	3,596
Deferred tax assets	74
Property, plant and equipment	216
Intangible assets (3)	129,036
Other assets - non-current	337
Trade and other payables	(24,101)
Deferred tax liability	(38,093)
Net assets acquired	93,171
Goodwill (4)	$216,120

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
(4)
Goodwill was primarily attributed to the expected synergies between the acquired businesses and the Company, the value of the employee workforce, new customer acquisitions and intangible assets that do not qualify for separate recognition at the time of acquisition. The goodwill is not deductible for income tax purposes. Purchase price adjustments of $2,330 were recorded during the year ended December 31, 2022 (Note 5).

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

Openbucks

In August 2020, the Company completed the acquisition of Openbucks with the goal of accelerating the expansion of the Digital Wallets in the United States as well as benefit from certain partnerships with retailers. The total expected purchase price at the time of acquisition, including earnouts was $13,262, comprised of cash consideration of $9,760 and an additional contingent earnout to be paid in future periods based on earnings targets. The operating results of the acquisition have been included in the Company's consolidated financial statements since the date of acquisition. This acquisition was not considered a material business combination. During the year ended December 31, 2022, certain modifications were made to the earnout terms resulting in additional contingent consideration of $4,288. As of December 31, 2022, all contingent consideration had been paid related to this acquisition. Refer to Note 12 regarding changes in continent consideration payable during the year.

15.
Loss / (gain) on disposal of subsidiaries

Pay Services India, LLC

During the year ended December 31, 2022, the Company disposed of 100% of the equity interest of Pay Services India, LLC, including $1,620 in cash. Consideration for the disposal was $1,056 payable in cash, of which $794 had been received as of December 31, 2022. The net cash outflow is recorded as an investing activity in the Consolidated Statements of Cash Flows. This disposal resulted in a loss of $1,359 for the year ended December 31, 2022 which is included in Corporate for segment reporting purposes.

Payolution GmbH

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company for total consideration consisting of cash and contingent consideration. The receivable was contingent upon the achievement of certain financial performance metrics of Payolution GmbH. For the years ended December 31, 2022, 2021 and 2020, the Company earned the contingent consideration of $2,621, $3,045 and $4,885, respectively, as the financial performance metrics had been achieved prior to the 2021 and 2020 year-end, respectively. As of December 31, 2022, all contingent consideration had been received.

Cash consideration	$47,098
Contingent consideration	4,686
Total consideration	51,784
Less: Net assets on disposal	38,647
Gain on disposal of a subsidiary	$13,137

As a result of the disposal, the Company recognized a gain of $13,137 during the year ended December 31, 2020, recorded in “Gain on disposal of subsidiaries and other assets, net” on the Consolidated Statements of Comprehensive Loss.

16.
Share-based payments

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan (2018 Plan) for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan (2021 Plan) under which 10,580,754 shares were authorized for award as of December 31, 2022. The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been granted nor are expected to be granted in the future under the 2018 Plan. During the year ended December 31, 2022, all remaining nonvested shares under the 2018 Plan vested.

Share-based compensation expense recognized during the years ended December 31, 2022 and 2021 under both plans was $62,354 and $101,770, respectively and is included in "Selling, general and administrative" expense in the Consolidated Statements of Comprehensive Loss. The related income tax benefit for the years December 31, 2022 and 2021 was $8,864 and $5,250, respectively. There was no shared based compensation recognized during the year ended December 31, 2020. As of December 31, 2022 the unrecognized stock-based compensation expense was $74,300.

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

As vesting for a majority of the shares was contingent upon the achievement of an Exit Event, a majority of compensation expense was recognized during December 31, 2021 upon completion of the Transaction. For the year ended December 31, 2020, no share-based compensation expense was recorded.

The weighted average grant date fair value of shares granted under the 2018 Plan for the years ended December 31, 2021 and 2020 was $350.62 and $320.50, respectively. There were no shares granted under the 2018 plan during the year ended December 31, 2022. The total grant date fair value of shares vested during the year ended December 31, 2021, was $71,630. There were no shares vested under the 2018 Plan for the year ended December 31, 2020.

The fair value of the A ordinary shares and B ordinary shares was determined using a Monte Carlo simulation approach for the year ended December 31, 2020. The expected volatility was 48.27%, risk free interest rate was 0.14% with no dividend yield. Expected volatility was determined based on the historical volatility of Paysafe and broadly comparable companies operating in the payments sector.

2021 Omnibus Incentive Plan (“2021 Plan”)

Restricted stock units

Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- to three-years. The weighted average period over which compensation is expected to be recognized related to RSUs is 2.0 years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the year ended December 31, 2022 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

Certain PRSUs were granted during the year ended December 31, 2022 which are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares. At December 31, 2022, the share-based compensation expense and liability associated with these awards was $7,105, which is classified as a current liability within the Consolidated Statements of Financial Position based on the expected timing of the vesting of shares. There is no remaining expense to be recognized related to these awards.

The weighted average grant date fair value of shares granted under the 2021 Plan for the years ended December 31, 2022 and 2021 was $35.75 and $99.60, respectively. There were no shares granted under the 2021 plan during the year ended December 31, 2020. The total grant date fair value of shares vested during the year ended December 31, 2022 and 2021, was $39,941 and $32. There were no shares vested under the 2021 Plan for the year ended December 31, 2020.

The following table summarizes restricted stock unit activity during the year ended December 31, 2022.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2021	1,108,423	$99.00
Granted (1)	2,771,248	$35.75
Vested	(608,088)	$65.68
Forfeited	(368,053)	$57.94
Performance adjustments (2)	(44,145)	$—
Nonvested as of December 31, 2022	2,859,385	$45.95

(1)
Represents RSUs and PRSUs based on performance target achievement of 100%.
(2)
Represents the adjustment to the number of PRSUs vested based on actual performance compared to target.

Stock options

During the year ended December 31, 2022, 166,666 stock options were granted under the 2021 Plan, all of which were outstanding as of year end. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years. The weighted average period over which compensation is expected to be recognized related to stock options is 2.4 years.

The fair value of options is determined using a Black-Scholes model and compensation expense is recognized on a straight-line basis over the vesting period. The weighted average fair value of the options was $9.06 for the year end December 31, 2022. The following table shows the key assumptions used in the valuation:

For the year ended December 31,
2022
Expected term	6.0
Expected volatility	32.0%
Risk free interest rate	3.0%
Dividend yield	0%
Weighted average exercise price	$52.38

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. As of December 31, 2022, the share price of the Company was less than the exercise price for all outstanding stock options. Therefore, the intrinsic value for stock options outstanding was zero. No stock options were exercised or exercisable during the year ended December 31, 2022.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

17.
Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2022 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset		17,321
	$—	17,321	$—

Financial liabilities measured at fair value:
Contingent consideration payable			$27,146
Warrant liabilities	3,094
Liability for share-based compensation (1)			16,342
	3,094	$—	43,488

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2021 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$2,842
	$—	$—	$2,842

Financial liabilities measured at fair value:
Contingent consideration payable (2)	$—	$—	$29,689
Warrant liabilities (3)	32,275	3,300	—
Liability for shared-based compensation	—	—	10,024
	$32,275	$3,300	$39,713

(1)
Liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction (Note 2) and certain performance awards to be issued in a variable number of shares (Note 16).
(2)
Excludes deferred consideration payable of $1,126 which is not a Level 3 financial instrument. The carrying value of deferred consideration payable approximates fair value.
(3)
Level 2 warrant liabilities represent the fair value of private warrants which is estimated using the price of the Company's public warrants.

There were no transfers between levels during the years ended December 31, 2022, 2021 and 2020 A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 2 and 16 as it relates to Liability for share-based compensation, Note 12 as it relates to Contingent consideration payable and Note 13 as it relates to Contingent consideration receivable.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Discount rate of 7%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, related party receivables, accounts payable and other liabilities, and liabilities to customers and merchants approximate fair value given the short-term nature of these items. At December 31, 2022, the fair value of debt was $2,367,129 (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

18.
Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2022	2021	2020
Operating lease expense	$7,034	$9,523	$10,562

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$7,769	$9,357	$10,300
Leased assets obtained in exchange for new operating lease liabilities	$9,248	$2,314	$11,438

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2022	2021	2020
Weighted-average remaining lease term	6.2 years	5.1 years	5.9 years
Weighted-average discount rate	4.2%	4.6%	4.9%

As of December 31, 2022, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2023	8,128
2024	8,898
2025	7,815
2026	5,400
2027	3,295
2028 and beyond	9,166
Total lease payments	42,702
Less: interest	(4,836)
Total lease liability	$37,866
Current portion of lease liability	7,953
Non-current portion of lease liability	29,913

19.
Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $10,300 as of December 31, 2022 and $8,550 as of December 31, 2021, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s Consolidated Statements of Financial Position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named an additional defendant. In May 2022, the securities cases were consolidated.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company intends to vigorously defend against the foregoing complaints. At this time, the Company is unable to estimate the potential loss or range of loss, if any, associated with these lawsuits, which could be material.

In November 2020, we discovered that we were the target of a potential cyber security incident that involved an outside actor attempting to exploit a potential vulnerability residing in a web application used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity in the web application that potentially impacted approximately 100,000 merchants and agents. As of December 31, 2022, we believe we have identified and addressed any potentially impacted merchant or agent.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case, unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered primarily in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for credit losses on financial guarantees as of December 31, 2022 and 2021 (See Note 8).

Contingencies

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Wallets business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. As a result, we have recorded a provision of $33,603 related to this matter in "Restructuring and other" within the Consolidated Statements of Comprehensive Loss for the year end ended December 31, 2022 and the remaining accrual at December 31, 2022 is $18,502. The Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

20.
Other income / (expense), net

A summary of the amounts recorded in Other income / (expense), net is as follows:

	For the year ended December 31,
	2022	2021	2020
Foreign exchange gain / (loss)	$38,289	$7,122	$(19,280)
Fair value (loss) / gain on contingent consideration	(9,075)	13,443	9,831
Fair value gain / (loss) on derivative instruments (1)	17,321	8,585	(22,463)
Interest expense, net, on related party balances	—	—	(1,554)
Fair value gain on warrant liability (2)	32,481	222,611	—
Gain on debt repurchases (3)	11,534	—	—
Other (4)	(6,772)	(12,100)	(7,339)
Other income / (expense), net	$83,778	$239,661	$(40,805)

(1)
During the year ended December 31, 2022, the Company entered into a new derivate financial instrument arrangement to mitigate interest risk on its variable-rate debt. The fair value gain on derivative instruments in the prior period related to derivative financial instruments associated with the Company's former credit facilities which were cancelled as of December 31, 2021 (See Note 10).
(2)
This fair value gain relates to the remeasurement of the warrant liabilities from the closing date of the prior year Transaction to the balance sheet date (See Note 2).
(3)
Relates to gain on repurchases of the Company's debt (See Note 9).
(4)
For the year ended December 31, 2022, Other mainly relates to the loss on waiver of related party receivables (See Note 22), derivative payments and certain banking fees.
21.
Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. In the fourth quarter of 2022, we revised our reportable segments as a result of a change in our CODM and how our CODM regularly reviews financial information to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our new operating segments, which align with our reportable segments, are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; and Digital Wallets, which provides wallet based online payment solutions through our Skrill and NETELLER brands and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the Paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA. The prior year segment information has been recast to reflect this change.

In the fourth quarter of 2021, we also revised our reportable segments, which were the same as our operating segments, as a result of a change in our CODM and how our CODM regularly reviewed financial information to allocate resources and assess performance.

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

The Company earns revenue from the sale of Merchant Solutions and Digital Wallets services. The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2022:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Total external revenue	$809,751	$680,587	$—	$—	$1,490,338
Interest revenue	$221	$5,578	$—	$—	$5,799
Intersegment revenue (2)	$7,381	$-	$—	$(7,381)	$-
Total Revenue	$817,353	$686,165	$—	$(7,381)	$1,496,137
Adjusted EBITDA	$200,304	$289,413	$(79,766)	$-	$409,951

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2021:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Total external revenue	$736,969	$748,725	$—	$—	$1,485,694
Interest revenue	$19	$1,300	$—	$—	$1,319
Intersegment revenue (2)	$8,356	$-	$—	$(8,356)	$-
Total Revenue	$745,344	$750,025	$—	$(8,356)	$1,487,013
Adjusted EBITDA	$186,878	$332,090	$(75,070)	$-	$443,898

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2020:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Total external revenue	$716,777	$705,668	$—	$—	$1,422,445
Interest revenue	$106	$3,938	$—	$—	$4,044
Intersegment revenue (2)	$3,099	$-	$—	$(3,099)	$-
Total Revenue	$719,982	$709,606	$—	$(3,099)	$1,426,489
Adjusted EBITDA	$203,626	$294,751	$(72,608)	$-	$425,769

(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)
Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss from operations before taxes is as follows:

	Year Ended December 31,
	2022	2021	2020
Segments Adjusted EBITDA	$489,717	$518,968	$498,377
Corporate costs	(79,766)	(75,070)	(72,608)
Depreciation and amortization	(266,819)	(261,372)	(268,166)
Share-based compensation	(62,354)	(101,770)	—
Impairment expense on goodwill and intangible assets	(1,887,223)	(324,145)	(130,420)
Restructuring and other costs	(64,132)	(25,883)	(20,640)
(Loss) / gain on disposal of subsidiaries and other assets, net	(1,359)	-	13,137
Other income / (expense), net	83,778	239,661	(40,805)
Interest expense, net	(126,628)	(165,827)	(164,788)
Loss before taxes	$(1,914,786)	$(195,438)	$(185,913)

For the year ended December 31, 2022 and 2021, Adjusted EBITDA excludes share-based compensation expense. No share-based compensation expense was recognized for the year ended December 31, 2020.

Geographic Information

Revenue from external customers by major geographic region is based upon the geographic location of the customers who receive the Company's services. Interest revenue for the years ended December 31, 2022, 2021 and 2020 was $5,799, $1,319 and $4,044, respectively. Interest revenue is not included within this table as it was not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020
United Kingdom	$28,896	$52,263	$46,037
United States of America	774,050	683,338	631,570
Germany	103,488	127,119	146,670
All other countries (1)	583,904	622,974	598,168
Revenue from external customers	$1,490,338	$1,485,694	$1,422,445

(1)
No single country included in the “All other countries” category generated more than 10% of revenues.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
United Kingdom	$11,768	$5,068
Canada	5,800	6,455
United States of America	10,774	11,416
Bulgaria	8,109	11,442
Austria	7,354	8,682
All other countries (1)	3,651	4,962
Total long lived assets, net	$47,456	$48,025

(1)
No single country included in the All other countries category generated more than 10% of total long lived assets.
22.
Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our consolidated financial statements. In the current year, we entered into a lease with an affiliate of one of our directors. The balance of the right of use asset and lease liability as of December 31, 2022 was $1,751 and 1,784, respectively.

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

The remaining receivable related to payments made by the buyer to Topco that have not been transferred to the Company. This receivable was GBP denominated and the movement in the balance was due to foreign currency translation. During the year ended December 31, 2022, the company waived the right to the receivable, resulting in a loss which was recognized in "Other income/expense, net." As of December 31, 2022 and 2021, the amounts owed from Topco related to the disposal of PMSL were $0 and $4,408, respectively.

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

The Company had a receivable from PGHL which is interest free and repayable on demand. During the year ended December 31, 2022, the company waived the right to the receivable, resulting in a loss which was recognized in "Other income/expense, net." As of the year ended December 31, 2022 and 2021 this receivable balance was $0 and $2,069, respectively.

The amounts outstanding at December 31, 2021 were unsecured and no guarantees were given or received. No allowances for credit losses had been made for debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions for the year ended December 31, 2020 was $1,554. There was no interest expense on related party transactions for the years ended December 31, 2022 and 2021. This balance was recognized and included within “Other income/expense, net.”