Form 20-F
period 2023-12-31
Paysafe Ltd
filed 2024-03-20
CIK 1833835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices)

Elliott Wiseman

2 Gresham Street

London, United Kingdom EC2V 7AD

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,719,443 common shares and 53,900,329 warrants.

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

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

The Accounting Predecessor

As a result of the Transaction being accounted for as a capital reorganization, Pi Jersey Holdco 1.5 Limited was deemed to be the Accounting Predecessor of Paysafe Limited. The accompanying consolidated financial statements for all years presented include the accounts of Paysafe Limited, and its subsidiaries after giving effect to the Transaction with FTAC that completed on March 30, 2021.

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
•
our substantial level of indebtedness; and
•
litigation and the ability to adequately protect our intellectual property rights.

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
•
The occurrence of regional epidemics or a global pandemic and other geopolitical conditions, including any resulting global economic uncertainty and measures taken in response, could materially impact our business and future results of operations and financial condition.
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
•
We must comply with money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.
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
•
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the Company Common Shares.
•
Our Principal Shareholders control 47% of our Company and their interests may conflict with ours or yours in the future.

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

"EURIBOR" is defined as the Euro Interbank Offer Rate which represents the average interest rate at which European banks lend to each other.

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

"LIBOR" is defined as the London Interbank Offered Rate and represents the basic rate of interest used in lending between banks on the London interbank market and also used as a reference for setting the interest rate on other loans.

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

“OECD” means the Organization for Economic Co-operation and Development.

“Omnibus Incentive Plan” means the Paysafe Limited 2021 Omnibus Incentive Plan attached as Exhibit H to the Merger Agreement.

“Paysafe Consolidated Financial Statements” means the Consolidated Statements of Financial Position of Paysafe Limited as of December 31, 2023 and 2022 and the related Consolidated Statements of Comprehensive Loss, Shareholders' Equity, and Cash Flows, for the three years ended December 31, 2023.

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

"SOFR" is defined as Secured Overnight Financing Rate and represents a secured overnight interest rate.

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

Credit Facilities

Current Debt Facilities

On June 28, 2021, Paysafe refinanced its former debt facilities by entering into a Senior Facilities Agreement (the “2021 Senior Facilities”) and issuing Senior Secured Notes (the “2021 Secured Notes”). The proceeds of these facilities and notes were used to repay the remaining former debt facilities:

As of December 31, 2023 and 2022, the 2021 Senior Facilities and 2021 Secured Notes consist of the following:

•
$305.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), the maturity date of which is December 28, 2027;
•
$1,108 million first lien term loan facility (the “USD First Lien Term Loan”) of which $886 million was outstanding as of December 31, 2023 and €710 million first lien term loan facility (the "EUR First Lien Term Loan") of which €646 million was outstanding at December 31, 2023 (the "EUR First Lien Term Loan" and, together with the USD First Lien Term Loan, the “First Lien Term Loan”), the maturity date of which is June 28, 2028;
•
$400.0 million Senior Secured Notes (the “USD Notes”) of which $346 million was outstanding at December 31, 2023 and €435.0 million Senior Secured Notes (the "EUR Notes") of which €421 million was outstanding at December 31, 2023 (the EUR Notes and, together with the USD Notes, the “Senior Secured Notes”), the maturity date of which is June 15, 2029.

In addition, the 2021 Senior Facilities provide that Paysafe Holdings II has the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments in an aggregate principal amount of up to (a) the greater of (1) $430.0 million and (2) an amount equal to 100% of Paysafe Holdings II’s trailing twelve-month consolidated EBITDA (as such term is defined in the credit agreement) at the time of determination plus (b) an amount equal to all voluntary prepayments, repurchases, redemptions and other retirements of the term loans under the credit agreements and certain other incremental equivalent debt and permanent revolving credit commitment reductions under the credit agreements, in each case prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans) plus (c) an additional unlimited amount so long as Paysafe Holdings II (I) in the case of incremental indebtedness that is secured by the collateral under the credit agreements on a pari passu basis with the First Lien Term Loan, does not exceed a specified pro forma first lien net leverage ratio, and (II) in the case of unsecured incremental indebtedness (or indebtedness not secured by all or a portion of the collateral securing the 2021 Senior Facilities), either does not exceed a specified total net leverage ratio or satisfies a specified fixed charge coverage ratio. The lenders under the 2021 Senior Facilities are not under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.

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

Interest Rate and Fees

Borrowings under the USD First Lien Term Loan bear interest at a rate per annum equal to USD SOFR, determined in accordance with the credit agreements (including a floor of 0.50% per annum), plus the applicable margin (which is currently 2.75%) and credit spread adjustment ("CSA"). During 2023, the reference rate on USD Term loans transitioned from LIBOR to SOFR due to the discontinuation of USD LIBOR. While LIBOR and SOFR historically trend together, LIBOR is generally higher than SOFR. Due to the difference in these rates, the Alternative Reference Rates Committee ("ARRC") has recommended that a credit spread adjustment be added to SOFR to compensate for the difference between the two rates. Borrowings under the EUR First Lien Term Loan bear interest at a rate per annum equal to EURIBOR, determined in accordance with the credit agreements (including a floor of 0.00% per annum), plus the applicable margin (which is currently 3.00%). The USD Notes and EUR Notes carry a coupon of 4.00% and 3.00% respectively, payable semi-annually.

Borrowings under the First Lien Revolving Credit Facility bear interest at a rate equal to SOFR, EURIBOR or equivalent (as applicable), determined in accordance with the 2021 Senior Facilities Agreement (including a floor of 0.00% per annum), plus the applicable margin (which is currently 2.25%). The applicable margin for the 2021 Senior Facilities is subject to adjustment based on Paysafe Holdings II’s consolidated first lien net leverage ratio.

In addition to paying interest on outstanding principal under the 2021 Senior Facilities, Paysafe Holdings II will continue to be required to pay a commitment fee to the lenders under the First Lien Revolving Credit Facility in an amount equal to 30% of the applicable margin in respect of the First Lien Revolving Credit Facility multiplied by the aggregate undrawn commitments under the First Lien Revolving Credit Facility, payable quarterly in arrears. Paysafe Holdings II will also continue to be required to pay customary letter of credit fees and annual agency fees to the agent and security agent.

Prepayments

The credit agreements require Paysafe Holdings II to prepay outstanding loans under the 2021 Senior Facilities, subject to certain exceptions, with:

•
75% of the net cash proceeds of certain dispositions of property (which percentage may be reduced to 0% if Paysafe Holdings II achieves and maintains specified consolidated first lien net leverage ratios), subject to certain exceptions, and subject to Paysafe Holdings II’s right to reinvest the proceeds within a time period set forth in the credit agreements; and
•
50% of annual excess cash flow (determined in accordance with the credit agreements) commencing with the first full fiscal year completed after the closing of the 2021 Senior Facilities (which percentage may be reduced to 25% and 0% if Paysafe Holdings II achieves and maintains, as of the end of the applicable fiscal year, specified consolidated first lien net leverage ratios), subject to certain credits and exceptions.

In addition, unless the lenders holding a majority of the outstanding loans and commitments under each credit agreement consent, each of the credit agreements provide that upon a change of control (determined in accordance with the credit agreements) or a sale of all or substantially all of the business and/or assets of the group, the 2021 Senior Facilities will be canceled and all amounts thereunder will become immediately due and payable.

Paysafe Holdings II may elect to apply the foregoing mandatory prepayments (i) if the consolidated total net leverage ratio is less than or equal to 6.25:1.00, between the First Lien Term Loans, and the Secured Notes on a pro rata basis.

The Borrowers may voluntarily, in minimum amounts set forth in the credit agreements, repay outstanding loans or reduce outstanding commitments under the 2021 Senior Facilities at any time without premium or penalty, subject to reimbursements of the lenders’ breakage costs actually incurred in the case of a prepayment of borrowings prior to the last day of the relevant interest period. Subject to the Intercreditor Agreement, the foregoing voluntary prepayments may be applied to any class of loans under the 2021 Senior Facilities as Paysafe Holdings II or the Borrowers shall direct.

Amortization and Maturity

The USD First Lien Term Loan amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the USD First Lien Term Loan outstanding as of the date of the closing of the 2021 Senior Facilities, with the balance being payable at maturity on June 28, 2028. Principal amounts outstanding under the EUR First Lien Term Loan are due and payable in full at maturity on June 28, 2028. Principal amounts outstanding under the First Lien Revolving Credit Facility are due and payable in full at final maturity on December 28, 2027.

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
•
make prepayments of junior debt.

In addition, with respect to the First Lien Revolving Credit Facility, the 2021 Senior Facilities Agreement requires Paysafe Holdings II to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio of 7.50 to 1.00 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The financial maintenance covenant is subject to customary equity cure rights.

The credit agreements also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the 2021 Senior Facilities will be entitled to take various actions, including the acceleration of amounts due under the credit agreements and all actions permitted to be taken by a secured creditor.

Paysafe Payment Revolving Credit Facility

On June 18, 2019, Paysafe Payment Processing Solutions LLC (“Paysafe Payment”) entered into a credit agreement for a $50 million revolving credit facility with Woodforest National Bank, as administrative agent (as amended and restated on January 21, 2020, the “Paysafe Payment Credit Agreement”). On June 27, 2022, Paysafe Payment amended the Paysafe Payment Credit Agreement with PNC National Bank as administrative agent. The amended Paysafe Credit Agreement provides for a $75 million revolving credit facility, the maturity date of which is June 27, 2025.

The proceeds of the Paysafe Revolving Credit Facility may be used for working capital and other general corporate purposes, other than for the repayment of debt or for personal, family, household or agricultural purposes.

Interest Rate and Fees

Borrowings under the Paysafe Revolving Credit Facility bear interest at a floating rate per annum which can be, at Paysafe Payment’s option, either (i) SOFR for a specified interest period plus 2.70% or (ii) U.S. Prime rate minus 0.25%. Paysafe Payment will also continue to be required to pay customary annual agency fees to the administrative agent.

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

Our information technology (“IT”) security systems, software and networks and those of the customers and third parties with whom we interact may be vulnerable to unauthorized access (from the Internet, from within or by third parties), computer viruses or other malicious code, denial of service or other cybersecurity threats, which could result in the unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, financial or personal information relating to merchants, customers and employees. Such unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, financial or personal information could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards and other monetary loss or have other material impacts on our business. We, like other financial technology organizations, as well as our customers and third parties with whom we interact, are routinely subject to cybersecurity threats and our and their technologies, IT systems and networks have been victims of cyberattacks in the past. Information security risks for payment and technology companies such as ours have significantly increased in recent years and in particular with remote work driven by the pandemic, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers.

We are responsible for data security for ourselves and for third parties with whom we partner, including with respect to complying with rules and regulations established by the payment networks and card networks. These third parties include merchants, our distribution partners, our third-party payment processors and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit personal information, such as names, contact details, addresses, social security numbers, credit or debit card numbers, expiration dates, driver’s license numbers, bank account numbers and bank routing information as well as certain information gathered during our Know Your Customer (“KYC”) procedures. We have ultimate liability to the payment networks and our partner banks for our failure or the failure of third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by governmental bodies, regulatory and supervisory bodies, the payment networks, consumers, merchants or others, and could harm our business and reputation. In addition, a breach or other cybersecurity incident at a third party with whom we interact has in the past, and could in the future, result in our inability to safeguard our customers' information and funds.

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

Despite various mitigation efforts that we undertake, there can be no assurance that we and our third party partners will be immune to these risks and not suffer material security incidents and resulting losses in the future, or that our insurance coverage would be sufficient to cover the related financial losses over and above the excess of the insurance policy. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data (including our confidential business information and intellectual property rights) or our customers’ data (including our merchants and consumers), to disable or degrade our services, demand ransom or to sabotage our systems are constantly evolving and have become increasingly complex and sophisticated. These techniques may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. Threats to our IT systems and our associated third parties’ IT systems may result from human error, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, organized crime groups or from accidental technological failure. For example, certain of our employees require access to sensitive data that could be used to commit identity theft or fraud. While we have internal controls in place surrounding system access and segregation of duties, if unauthorized individuals gain access to this data, the risk of malfeasance is heightened. Concerns about security increase when we transmit information electronically, even though we encrypt certain communications and data to reduce this risk, because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our contracted third parties. Denial of service, ransomware, or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These or similar types of actions and attacks could disrupt our delivery of services or make them unavailable. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business, financial condition and results of operations.

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

Regardless of whether an actual or perceived breach is attributable to our products, such a breach could, among other things:

•
interrupt our operations;
•
result in our systems or services being unavailable;
•
result in improper disclosure of data;
•
result in a demand for a ransom payment;
•
materially harm our reputation and brands;
•
result in significant regulatory scrutiny, including enforcement action such as fines, and legal and financial exposure,
•
cause us to incur significant remediation costs;
•
lead to loss of customer confidence in, or decreased use of, our products and services;
•
divert the attention of management from the operation of our business;
•
result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses to them or claims by them; and
•
adversely affect our business and results of operations.

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
•
geopolitical events in countries we operate or have offices, including natural disasters, public health issues, pandemics, changes in political conditions, acts of war and terrorism, including the military hostilities commenced in Ukraine (operations in Russia, Ukraine and Israel represented approximately 1% of revenues for the year ended December 31, 2023);
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
•
import or export regulations;
•
compliance with UK, Irish, U.S. and other international laws prohibiting corrupt payments to government officials, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the Irish Criminal Justice (Corruption Offences) Act 2018 and other local anticorruption laws;
•
compliance with UK, Irish, U.S. and other international laws and associated regulations designed to combat money laundering and the financing of terrorist activities;
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

We may not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses.

We expect to continue pursuing strategic and targeted acquisitions, investments and joint ventures to enhance or add to our skills and capabilities or offerings of services and solutions, or to enable us to expand in certain geographic and other markets. For example, in the past few years, we have expanded into the Latin America market. However, our broader plan to expand into markets and grow in the markets we are in may not succeed. We may not be successful in identifying additional suitable investment opportunities. We also might not succeed in completing targeted transactions or achieve desired results of operations of these transactions.

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

Because we are not a bank, our business is not eligible for membership in card payment networks, and we are, therefore, unable to directly access these card payment networks, which are required to process transactions. These networks’ operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions. Our various payment processing businesses are registered with the card networks through seven separate sponsor banks (who settle the transactions with our merchants).

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

In many countries in which we operate, we are legally or contractually required to comply with the anti-money laundering laws and regulations, such as, in the United States, the Bank Secrecy Act, as amended by the USA PATRIOT Act (collectively, the “BSA”), and similar laws of other countries, which, among other things, require that customer identifying information be obtained and verified. As described in “—Regulatory, Legal and Tax Risks—We must comply with money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties,” we are directly subject to certain of these requirements, including, in the United States, BSA requirements applicable to Skrill USA Inc. (“Skrill USA”). In other instances, we also have contractually agreed to assist our sponsor banks with their obligation to comply with anti-money laundering requirements that apply to them, including, in the United States, BSA requirements applicable to such sponsor banks. In addition, we and our sponsor banks are subject to laws and regulations that prohibit persons in certain jurisdictions from engaging in transactions with certain prohibited persons or entities, such as those enforced by the Office of Foreign Assets Control in the United States (“OFAC”). Similar requirements apply in other countries. It could be costly for us to comply with these legal and contractual requirements and our failure to comply with any of these contractual requirements or laws could adversely affect our results of operations, financial conditions and future prospects, and could result in termination of the contracts.

We have obtained “principal membership” with both Mastercard Europe and Visa Europe payment networks to offer merchant acquiring services to merchants in the European Union and the UK. This means that we are solely responsible for the adherence to the rules and standards of the payment networks and it enables us to route transactions under our own payment network license to authorize and clear transactions. Under our payment network licenses, we are allowed to perform funds settlement directly to merchants. A loss of membership or significant change to the commercial terms of our European Mastercard and Visa payment network membership would have an adverse effect on the results of these businesses’ operations.

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

The EU and the UK have requirements in relation to outsourcing arrangements that are applicable to certain aspects of our businesses. These requirements set out strict standards to follow when outsourcing critical or important functions that have a strong impact on a financial institution’s risk profile or on its internal control framework. Such outsourcing arrangements require the prior approval of the relevant regulatory bodies. Furthermore, any changes to our existing critical and important outsourced functions may be subject to regulatory approvals which, if not satisfied or obtained, may prevent us from initiating the change. Although we have implemented processes to ensure compliance with the required standards, a failure to meet these requirements could lead to regulatory challenge and require remediation and/or fines or penalties if we are found to be in noncompliance with the relevant regulation.

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

The occurrence of regional epidemics or a global pandemic and other geopolitical conditions, including any resulting global economic uncertainty and measures taken in response, could materially impact our business and future results of operations and financial condition.

The occurrence of regional epidemics or a global pandemic, such as COVID-19, may adversely affect our operations, financial condition, and results of operations. The extent to which global pandemics impact our business going forward will depend on factors such as the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity, including the possibility of recession or financial market instability.

For example, the COVID-19 pandemic disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives due to a pandemic, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. As a result of the COVID-19 pandemic, we experienced an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations. A similar pandemic event could adversely affect and materially adversely impact our business, results of operations and overall financial condition in future periods.

Pandemics could cause our third-party service providers such as data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. In addition, our technology platforms and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusions, ransomware and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks as a result of a pandemic. The success of any of these unauthorized attempts could substantially impact our technology platforms, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities. Additionally, we may experience an increased volume of unanticipated customer requests for support (resulting in increased volume to our customer support and operations centers) and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

To the extent that any pandemic, including the COVID-19 pandemic, or other geopolitical conditions adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may fail to hold, safeguard or account accurately for merchant or customer funds.

Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. The amounts necessary to meet the claims of customers must either be held in secure, liquid low-risk assets or placed in a segregated account of an authorized credit institution or we may hold an insurance policy or bank guarantee. We employ internal controls and compliance procedures designed to hold, safeguard and account accurately for customer and merchant liabilities. Our ability to manage and account accurately for the assets underlying our customer funds and comply with applicable liquidity requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our associated internal controls. Any failure to account accurately for customer and merchant funds or to fail to comply with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products and result in significant penalties and fines, which could materially harm our business. Our Safeguarding controls undergo annual and event triggered examination and review by independent internal and external auditors, as well as continuous first line self-assessment. Any self-identified issue or audit observation or finding is immediately addressed through remediation action. For more information regarding our assessment of the consequences of breaches of our e-money issuer, payment initiation services provider or money transmitter licenses, see “—Regulatory, Legal and Tax Risk—We are subject to financial services regulatory risks.”

Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services.

Our business requires the ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. We rely on controls and systems designed to ensure data integrity of critical business information and proper operation of our systems and networks, and we review the processes of our third party providers of transaction processing and IT-related functions. Such third parties are, however, ultimately responsible for maintaining their own network security, disaster recovery and system management procedures. All operational systems are vulnerable to damage or interruption from targeted denial of service attacks, viruses, unauthorized access (internally or by third parties), natural or man-made disasters and human or technological failures under a variety of scenarios. A system outage or data loss, whether connected to our IT transaction processing systems and services or those of our third party providers, could have a material adverse effect on our business, financial condition and results of operations. In addition, as a provider of payments solutions, we are subject to scrutiny by regulators and laws and regulations in relation to operational resilience that require specific risk management and mitigation, business continuity and disaster recovery plans and rigorous testing of such plans. This scrutiny and the related requirements may be costly and time-consuming and may divert our resources from other business priorities, and frequent or persistent site interruptions could lead to fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Events that could cause system interruptions or impact the ability of staff or third parties to supply necessary skills or services include pandemics, fire, earthquake, flood, terrorist attacks, natural disasters, attacks from malicious third parties, employee malfeasance or negligence, computer viruses, unauthorized entry, telecommunications failure, power loss, data loss, cyberattacks, acts of war or any similar events.

We may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. These upgrades may create risks associated with implementing new systems and integrating them with existing ones. As a result, our IT and information management systems may fail to operate properly (for example, by capturing customer data erroneously) or become disabled as a result of events that are beyond our control, such as an usually high increase in transaction volume. We may also incur additional costs in relation to any new or upgraded systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources.

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

We are focused on providing trusted services to our customers and merchants and ensuring that data and confidential information is transmitted and stored securely. Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. As an online payment company, we are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses and reputational damage.

While we employ a variety of tools to protect against fraud, these tools mitigate such risks rather than eliminating them entirely. We reserve the right to refuse to accept accounts or transactions from many high-risk countries, internet protocol addresses, e-mail domains and devices and continually update our screening filters. Our transaction monitoring systems are designed to identify various criteria, including the country of origination, in order to detect and monitor fraud and to reject any purported transactions if they appear to be fraudulent. Nevertheless, our transaction monitoring systems may not operate as intended or may otherwise fail to effectively detect fraudulent transactions or locate where a transaction is being made. We face significant risks of loss due to money laundering, fraud and disputes between senders and recipients, and if we are unable to deal effectively with losses from fraudulent transactions our business could be materially harmed.

The ability for customers to withdraw and deposit funds within various accounts and the potential for customer fraud in connection with certain gambling activities heightens the risks of money laundering and the unwitting receipt by us of criminal proceeds. Our industry is under increasing scrutiny from governmental authorities—in Europe, the United States and many other jurisdictions in which we operate—in connection with the potential for consumer fraud. Regulators in Ireland and the UK have recently stated their expectations for payment service providers to increase their efforts to detect, protect, reimburse or assist in loss recovery by customers exposed to authorized push payment fraud, and to increase surveillance for new and emerging fraud typologies, particularly in the context of crypto related transactions. The laws of some jurisdictions define or interpret what constitutes the underlying criminal activity that gives rise to criminal proceeds relatively narrowly (for example, terrorist financing). Conversely, other jurisdictions have adopted laws providing for relatively broad definitions or interpretations of underlying criminal activity (for example, in the UK criminal proceeds may arise from the conviction of any criminal offence where it is found that the defendant has benefited from the criminal conduct). Further, the extent to which payment processors may be held civilly or criminally liable for the criminal activities of its merchant customers also varies widely across the jurisdictions in which we operate.

If consumer fraud levels involving our services were to rise, it could lead to regulatory intervention and reputational and financial damage. This, in turn, could lead to additional government enforcement actions and investigations and concerns raised by merchants and our banking and payment partners, which in turn could reduce the use and acceptance of our services or increase our compliance costs and thereby have a material adverse impact on our business, financial condition and results of operations. By processing payments for merchants and customers in certain industry verticals, such as those engaged in the online gambling sector, we may be deemed to be handling proceeds of crime in the jurisdiction where our merchants and customers are located. We are subject to anti-money laundering laws and regulations, including, in the United States, the BSA which requires money services businesses such as us to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We have adopted a program to comply with these and other anti-money laundering regulations, but any errors or failure to implement the program properly could lead to lawsuits, administrative action and government fines and/or prosecution. In addition, even if we comply with such reporting and record-keeping requirements, law enforcement agencies in the relevant country could seize merchants’ or customers’ funds that are the proceeds of unlawful activity. Any such action could result in adverse publicity for our business and could have a material adverse effect on our results of operations, financial condition and future prospects.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions and arising from the provision of payment services in connection with crypto related transactions. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks at pace with these changes. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. Some risk mitigation may be deemed ineffectual, for example, if our insurance coverage is not adequate. We may need to initiate legal proceedings at a high cost if we are unable to come to a settlement with adversarial parties. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected. Moreover, the nature of financial crime and the attack methods used are constantly changing and adapting to our controls framework, which may results in imperfect risk mitigation while we also adapt to new patterns and trends of suspicious behavior.

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

In addition, we are required to comply with additional clearing scheme rules not particular to card companies, such as Bacs Payment Schemes Limited (formerly known as the Bankers Automated Clearing System), and the Single Euro Payments Area (also known as the SEPA, EBA Step2) scheme, which govern the clearing and settlement of certain UK and European electronic payment methods. Changes in the classification of our business by Visa and/or Mastercard could result in restrictions on our service offerings. For example, the classification of our Digital Wallet as a “Staged Digital Wallet,” a “Pass-Through Digital Wallet,” or a “Stored Value Digital Wallet” impacts which merchants in various jurisdictions can accept our funds.

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

Rapid, significant, and disruptive technological changes, such as machine learning, container technology, artificial intelligence, biometrics (for authorization and authentication) as well as quantum computing, impact the industries in which we operate, including developments in payment card tokenization, mobile, social commerce (i.e., eCommerce through social networks), authentication, cryptocurrencies (including distributed ledger and blockchain technologies), and near-field communication, and other proximity payment technologies, such as contactless payments. As a result, we expect new services and technologies to continue to emerge and evolve, and we cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. In addition, we may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful.

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

We are currently building a single core platform for our businesses to increase resilience, speed and security and provide firm foundations for future releases and enhancements. Related to this are various initiatives, which include increasing our risk management, fraud management and compliance capabilities and ensuring that our updated architecture can support a constantly evolving KYC, anti-money laundering, credit check and fraud monitoring environment; providing us with better reporting and analytics; providing our merchants with the ability to accept any payment method they wish; and allowing for increased customer customization of their services. However, there is no assurance that this platform will operate effectively or that we will achieve these intended benefits. A failure to deliver the solutions identified by our businesses as important for their future success in a timely or cost-effective manner could have an impact on our future success.

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
•
rapidly changing, conflicting or ambiguous laws and regulations, or the inconsistent application or interpretation of existing laws and regulations;
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

We are subject to a wide variety of laws, regulations, licensing schemes and industry standards in the countries and localities in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, online gambling, consumer protection, governance, information security, anti-money laundering, fraud, safeguarding of client funds, strong customer authentication, operational resilience, outsourcing, regulatory reporting, ESG, securities, labor and employment, unclaimed property laws, competition, privacy and data protection, biometric data processing and marketing and communications practices. Such laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes, new guidance, administrative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. For example, in 2022, the Bank of Italy formed the view that the distribution of my paysafecard codes through the local network of points of sale resulted in Italian anti-money laundering law becoming directly applicable to the sale of those vouchers. After engagement with the Bank of Italy, a local Central Contact Point was established in Italy and changes to the process for the purchase of codes including the collection of ‘code fiscale’ were implemented. Several upcoming changes in local gambling laws such as new gambling requirements in Peru and Brazil, will require us to assess the way we will be able to offer our products under the new regulations. Many countries, including Ireland, UK and Brazil, are introducing new laws and regulations related to crypto services. We are subject to the Accessibility Directive in the EU, which requires that products and services can be used by customers with different needs. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business. In addition, regulatory scrutiny in one jurisdiction can lead to increased scrutiny from regulators and legislators in other jurisdictions that may harm our reputation, brand and third-party relationships and have a material adverse effect on our results of operations, financial performance and future prospects.

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

In the future, we may also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. For example, we are subject to supervisory inspections on a range of topics which have recently included financial crime and fraud, consumer duty, governance and outsourcing, and must implement any changes required by a regulator if findings are made.

We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.

We generate a significant portion of our revenue from merchants operating in the regulated and unregulated gaming and sports betting and foreign exchange trading sectors. We and our merchants and customers are subject to various laws and regulations in relation to online gambling. Regulations in the gaming and sports betting and foreign exchange trading sectors vary significantly among different countries and localities. In many cases, they may be unclear and may also change, sometimes drastically, and such laws and regulations are constantly evolving and are often subject to conflicting interpretations.

The EU has generally moved towards controlled regulation of online-based gambling operators, rather than absolute prohibition. However, local laws in place in EU member states are sometimes incompatible with EU laws, regulations and directives, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework.

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

We have policies and procedures in place that are designed to ensure that we comply with applicable rules regarding card brands, regulated verticals and bank sponsor requirements. However, these policies and procedures may not always be effective. If we provide services, intentionally or unintentionally, to gaming and sports betting and foreign exchange trading companies that do not have proper regulatory authorizations, we could be subject to fines, penalties, reputational harm or other negative consequences. Other jurisdictions have updated legislation to pass laws to regulate online gambling but only to permit license holders to supply services in that jurisdiction. Some of these laws purport to have an extra territorial effect and specifically preclude payment support of any gambling transactions, with powers to request the co-operation of banks and card issuers, or, in some jurisdictions, to criminalize the support they provide. Nevertheless, the legality of online gambling and the provision of services to online gambling merchants and customers is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents, including in relation to determining in which jurisdiction the game or the bet takes place and, therefore, which law applies and where the transaction should be taxed. This uncertainty creates a risk for us that, even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine our activities to be illegal. This could lead to criminal or civil actions being brought against our customers, merchants, us or any of our directors, or us (or our merchants or customers) being forced to cease doing business in a particular jurisdiction, all or any of which may, individually or collectively, materially and adversely affect our results of operations and financial condition and damage our reputation.

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Wallets (which primarily provides services to the online gambling industry) represents approximately 46% of our revenue for the year ended December 31, 2023. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

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

Certain of our subsidiaries in the UK are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e-money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. We have the appropriate licenses and permissions to act as an e-money issuer in the UK and are registered as a Virtual Asset Service Provider for the provision of crypto related services.

Two of our entities in Ireland are authorized by the CBI to act as e-money issuers and to provide payment services (including account information and payment initiation services) and are passporting in other European Economic Area (“EEA”) jurisdictions. One of our Irish subsidiaries is also registered as a Virtual Asset Service Provider for the provision of crypto related services. Both the FCA and the CBI also implement, maintain and enforce a range of rules covering (among other things) the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources in Ireland including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA, and in the UK are most recently covered in the Consumer Duty rules. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

EU laws and regulations are typically subject to different and potentially inconsistent interpretations by the local authorities in EU member states, which can make compliance more costly and operationally difficult to manage. Moreover, countries that are EU members may each have different and potentially inconsistent domestic regulations implementing European Directives, which may further increase compliance costs and operational complexity. For example, the Bank of Portugal required the Company to submit enhanced reporting despite the Company having no legal or regulatory presence in Portugal. EU Member States may interpret the same EU rule in different ways. For example, some local supervisory authorities deem the distribution of products through an independent distribution network as creating an 'establishment' that would render local AML laws applicable including the requirement to appoint a local central contact point. The nature of that appointment can also vary from country to country. Banks and distributors may take the approach that they will only enter into a relationship with entities subject to local laws and supervision.

Additionally, Skrill USA is registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) as a money services business and is regarded as a money transmission business in the United States. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so. As a result, we are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed, and are subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has authority to interpret, enforce and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act also empowers state attorney generals and other state officials to enforce federal consumer protection laws under specified conditions.

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

Additionally, actual or perceived environmental, social, governance and other sustainability (ESG) matters and our response to these matters could harm our business. Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. For example, new reporting requirements are expected in the U.S. and the UK has introduced ESG requirements, with some requirements already in place. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or we or our borrowers fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

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

Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit country-specific data protection legislation and which have created inconsistencies, on a country-by-country basis. Brexit and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK and could result in the application of new data privacy and protection laws and standards to our operations in the UK, our handling of personal data of users located in the UK, and transfers of personal data between the EU and UK. The UK GDPR, effective as of January 1, 2021, and the UK Data Protection Act of 2018 (as amended on January 1, 2021) and which supplements the UK GDPR, now apply to our processing of personal data in the UK and elsewhere, if the processing is of UK residents. While the UK GDPR broadly mirrors the GDPR, the UK Government has indicated an intention to diverge from some areas of European legislation and following Consultation, a new Bill is now underway with respect to changes to the UK’s Data Protection Act 2018. In respect of the transfer of personal data from the EU to the UK under the GDPR, the UK and EU Trade and Cooperation Agreement (“TCA”) permitted data transfers from the EU to the UK to continue without restriction for four months post-Brexit (including a potential extension of two months) while the EU considered the UK’s application for adequacy of its data protection procedures. Such an adequacy decision by the EU was adopted by the European Commission on June 28, 2021 and permits personal data transfers between the EU and UK without further safeguards in place (such as standard contractual clauses). Active changes in law by the UK government to diverge from GDPR, together with an intention not to follow changes being made within the EU, creates an increasing risk of divergence between the two and the potential loss of the UK's adequacy decision. If the UK was to lose its adequacy decision from the EU, we may be required to implement new processes and put new agreements in place, such as standard contractual clauses, to govern any transfers of personal data from the EU to the UK and any such changes could impact our ability to transfer personal data from the UK to the EU and other third countries. The divergence of the UK’s data protection regime from GDPR could therefore lead to the removal of the European Commission adopted adequacy decision for the UK.

Additionally, Brexit and the subsequent implementation of the UK GDPR and any divergences therefrom expose us to parallel and differing data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations.

Meanwhile, the Court of Justice of the European Union (“CJEU”) issued a decision on July 16, 2020 (commonly known as “Schrems II”) invalidating the EU-U.S. Privacy Shield Framework, a previously lawful mechanism of transfer for personal data from the EU to the United States. While the Schrems II decision did not invalidate standard contractual clauses, another lawful mechanism for making cross-border transfers, the decision has called their validity into question under certain circumstances, and had made the legality of transferring personal information from the EU to the United States more uncertain, and it may require government cooperation to resolve this issue. The issues and risks arising from the Schrems II decision are applied equally to transfers of personal information from the EU to any country which has not received an adequacy finding by the European Commission. Other jurisdictions could require us to make additional changes to the way we conduct our business and transmit data between the United States, the UK, the EU and the rest of the world. We had seen regulatory enforcement action arising from Schrems II, in particular the decisions of some European member state data protection authorities in prohibiting the transfer of Google Analytics data to the United States, the findings of which could apply to other / all transfers of personal data. The above data transfer risks have currently subsided following implementation of the EU / USA Data Transfer Framework ("DPF"), whereby the European Commission adopted its Adequacy decision for the DPF on the 10th July, 2023. This is a modification of the prior EU / US Privacy Shield and means that personal data can be transferred from the EU to companies which self-certify under the DPF without any other data transfer mechanisms (such as Standard Contractual Clauses or Binding Corporate Rules).

Any failure, or perceived failure, by us to comply with our privacy policies, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which could subject us to significant awards, fines, sanctions (including prohibitions on the processing of personal information), penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm our business. For example, GDPR (and other laws) requires us to delete data when we no longer have an overriding business need to retain such data and to also accept data deletion rights requests. Our systems do not always allow for such data to be deleted and/or to allow the exercise of such rights at all or within the required timeframe. Any failure, or perceived failure, by us to comply with privacy laws could result in proceedings or actions against us by data protection authorities, governmental entities or others, which could subject us to significant awards, fines, sanctions (including prohibitions on the processing of personal information), penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals.

Policymakers around the globe are using these GDPR requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. In addition, there are new state laws in the United States governing the collection and processing of personal information. Since the implementation of the California Consumer Privacy Act of 2018 (the “CCPA”), this has further been amended as below and there are now multiple states with privacy laws enacted including: California, Virginia, Colorado, Utah, and Connecticut. Further, the following states are in the implementation stage for new privacy legislation: Florida, Oregon, Montana, Iowa, Texas, Delaware, New Jersey, Tennessee, and Indiana. In respect of the CCPA, this imposes stringent data privacy and data protection requirements for the personal data of California residents, and provides for government penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting certain un-redacted or non-encrypted personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act, which will come into effect on January 1, 2023, applying to personal data collected on or after January 1, 2022. As a result of these constant changes, it is still not certain how the various provisions of the CCPA and the CPRA will be interpreted and enforced. The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. The effects of the CCPA are potentially far-reaching, however, and may require us to continue to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Certain other state laws impose or are in the process of imposing similar privacy obligations, including the recently passed VCDPA, that may be different from those under the CCPA, and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of personal information to affected individuals, state officers and/or others. The use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. For example, Illinois has passed the Biometric Information Privacy Act (“BIPA”), Texas and Washington have passed similar laws, and other states plan to pass similar laws. The application of privacy laws to new technology, particularly in the area of artificial intelligence and machine learning, is not always clear and can pose additional regulatory risk and material harm to our business operations. Increasingly, we are seeing legal developments in respect of AI and which may not always be compatible with privacy laws.

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

Regulation of privacy and data protection and information security often requires monitoring of and changes to our data practices in regard to the collection, use, disclosure, deletion, storage, transfer and/or security of personal information. We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations, such as the GDPR in the EU, the GDPR in the UK, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) in Canada (including its provincial laws), developments in South America, and the CCPA, CPRA, VCDPA and BIPA in the United States, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. New requirements or reinterpretations of existing requirements in these areas, or the development of new regulatory schemes related to the digital economy in general, may also increase our costs and could impact the products and services we offer and other aspects of our business, such as fraud monitoring, the development of information-based products and solutions and technology operations. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. Any of these developments could materially and adversely affect our overall business and results of operations.

In addition, fraudulent activity could encourage regulatory intervention, which could damage our reputation and reduce the use and acceptance of our integrated products and services or increase our compliance costs. Criminals are using increasingly sophisticated methods to capture consumer account information to engage in illegal activities such as counterfeiting or other fraud, including creating fake Paysafe websites or using stolen credentials from the dark web to attack customer accounts, where such customers are using the same credentials across multiple sites or accounts. While we are taking measures we believe will make payments more secure, increased fraud levels involving our products and services, or misconduct or negligence by third parties servicing our products and services, could lead to regulatory intervention, such as enhanced security requirements, as well as damage to our reputation.

We must comply with money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada, and elsewhere, and any failure to do so could result in severe financial and legal penalties.

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds resulting from criminal activities. Facilitating financial transactions over the internet creates a risk of fraud and ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Applicable money laundering regulations require firms to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. At present, for instance, in the UK and Ireland, a senior member of staff needs to be appointed and approved by the FCA or by the CBI, respectively, to oversee appropriate policies and procedures. Regulators globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. In the EU, there is a pending Anti-Money Laundering rule which includes draft provisions limiting the scope of customer due diligence exemptions for electronic money products which has the potential to impact current product offerings and make compliance more costly and operationally difficult to manage, lead to increased friction for customers, and result in a decrease in business. In the United States, the BSA requires among other things, money services businesses (such as money transmitters and providers of prepaid access) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. We are also subject to regulatory oversight and enforcement by FinCEN and have registered Skrill USA with FinCEN as a money services business. Any determination that we have violated the anti-money-laundering laws could have a material adverse effect on our financial condition, results of operations and future prospects. For example, the BSA requires us to report currency transactions in excess of $10,000, including identification of the customer by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $2,000 that we know, suspect or have reason to believe involves funds derived from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of such funds. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

Our customers are based in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions and our wider customer base accesses our services online. We are subject to anti-money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Where a customer resides in a jurisdiction outside of Europe in which we do not consider ourselves to be conducting a regulated activity, we follow the home state laws of the relevant Paysafe regulated subsidiaries and our group policies which seek to apply the highest common standard regardless of the residency of that customer. We believe that these processes are of the requisite standard, although there can be no guarantee that they meet all the requirements of other jurisdictions. However, if we were to violate laws or regulations governing money transmitters or electronic fund transfers, either in the UK, Ireland, Switzerland, the United States, Canada or elsewhere, including as a result of any failure by our employees to correctly apply our KYC procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether.

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

Consumers can use our digital wallets to trade in digital assets. Digital assets are not considered legal tender or backed by any government and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. The use of cryptocurrencies has been prohibited or effectively prohibited in some countries. If we (or our partners that we work with to provide the services) fail to comply with applicable requirements and prohibitions, we could face regulatory or other enforcement actions and potential fines and other consequences including licensing restrictions, censure or a significant impact on our revenues derived from such activity and increased future compliance costs. Even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value and their attractiveness to consumers for investment or speculation leading to reduced use of these services and thereby reducing our ability to earn revenue from such activity. Changes in the regulatory environment for cryptocurrency could impact our business and our future business arrangements, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us. For example, the FCA has new Financial Promotion rules which we have implemented. Regulators around the world have expressed concerns about the offering of crypto services and certain crypto providers and so presence in this market vertical has the potential for increased regulatory scrutiny and adverse media coverage.

Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a qualifying holding in those entities. See “Item 4.B. Business Overview—Licensing and Regulation” of this Report. On the basis of these regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%) without first obtaining the prior approval of the FCA and the CBI.

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

We use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. Despite our efforts to monitor our use of open source software and compliance with applicable license terms (through using monitoring software to assess vulnerability and licensing implication), we cannot guarantee we comply with all terms of open source licenses applicable to us, and we could be required by the terms of applicable open source software licenses to publicly disclose all or part of the proprietary source code to our software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of some open source licenses are ambiguous, and third parties may claim that we have violated terms of open source licenses even if we believe we comply. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could be harmful to our business, financial condition and results of operations.

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

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a top-up tax on subsidiary profits taxed at an effective rate of less than 15% for accounting periods beginning on or after December 31, 2023. The UK tax authority has confirmed that the commencement date will not be earlier than accounting periods beginning on or after December 31, 2024.

Furthermore, in response to members who are adopting OECD’s Pillar Two initiatives on global minimum tax, some countries considered to be tax-friendly are considering the introduction of corporate income tax. For example, on August 8, 2023, the Government of Bermuda released an outline on its proposal to introduce a 15% corporate tax regime. The legislation was enacted on December 27,

2023, with an effective date for accounting periods beginning on or after January 1, 2025. We believe the Company will not be impacted by the new Bermuda income tax as we are tax resident in the United Kingdom.

Our global effective tax rate could be impacted by these legislations, or any resulting local country legislation enacted in response to any potential global minimum tax rates.

Additionally, tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in internet commerce and financial technology. These developing changes could affect our financial position and results of operations. In particular, due to the global nature of the internet, it is possible that tax authorities at the international, federal, state, and local levels may attempt to regulate our transactions or levy new or revised sales & use taxes, VAT, digital services taxes, income taxes, or other taxes relating to our activities in the internet commerce and financial technology space. New or revised taxes, in particular, sales & use taxes, VAT, and similar taxes, including digital service taxes, would likely increase the cost of doing business. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and the results of operations.

Furthermore, any changes in other jurisdictions to the political and social perception of running a business out of a tax-friendly jurisdiction or any action by HMRC or any other tax authority to investigate our tax arrangements could result in adverse publicity and reputational damage for us, which could have an adverse effect on our business, financial condition, results of operations and prospects. For example, in January 2019, HMRC introduced its Profit Diversion Compliance Facility (“PDCF”), the focus of which is to target, and subsequently bring into the charge to tax, transactions which are considered to result in a diversion of profits from the UK corporation tax net. We engaged in submissions, correspondence and finally closure with HMRC in connection with the PDFC, which primarily related to legacy transfer pricing policies. Transfer pricing is an inherently contentious area as it requires the application of arm’s length pricing to specific transactions and arrangements for which it may be difficult to find market comparators. If tax authorities are successful in challenging our tax arrangements, we may be liable for additional tax and penalties and interest related thereto, which may have a significant impact on our business, financial condition, results of operations and prospects.

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

We are highly leveraged. As of December 31, 2023, the total principal amount of our debt was approximately $2.5 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

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

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of December 31, 2023, the Company held approximately $1.6 billion of outstanding debt at variable interest rates. However, if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

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

Upon a change of control, as defined under our 2021 Senior Facilities Agreement, all of our outstanding debt under the Senior Facilities Agreement would be immediately due and payable. A person or group of persons acting in concert (other than with the CVC Investors and the Blackstone Investors and any person directly or indirectly controlled by any of them) acquiring (directly or indirectly) more than 50% of the Company Common Shares would constitute a change of control under our credit agreements. In order to obtain sufficient funds to repay our debt if a change of control occurs, we expect that we would have to refinance our debt. We cannot assure you that we would be able to refinance our debt on reasonable terms, if at all. Our failure to repay all outstanding debt which becomes due and payable due to a change of control would trigger an event of default under the applicable credit agreement and may be an event of default under one or more of our other agreements. Moreover, such an event of default under one credit facility may cause the acceleration of our other debt under our other credit facilities. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under our debt agreements. Such restrictions could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our shareholders may deem advantageous, or negatively affect the trading price of the Company Common Shares.

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

We carry significant intangible assets on our statements of financial position. As of December 31, 2023, we had $1.2 billion of intangible assets and $2.0 billion in goodwill. Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant under-performance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge.

In 2023, due to a sustained decline in stock price and market capitalization, we concluded that an impairment indicator for goodwill was present in both the Merchant Solutions and Digital Wallets segments as of June 30, 2023. Further, as a result of the current market environment and regulatory restrictions, the legacy Digital Wallets business, we identified an impairment indicator for goodwill in the Digital Wallets segment as of December 31, 2023. We performed a goodwill impairment analysis as of these dates, as well as the annual impairment date of October 1st, using both a market approach and discounted cash flow methodology. Based on the analysis performed for each respective period, no goodwill impairment expense was recognized. In the prior year, similar impairment indicators were identified which resulted in the recognition of goodwill impairment expense of $1.9 billion for the year ended December 31, 2022.

Continued sustained declines in our stock price or reduced forecast would require us to perform goodwill impairment tests in subsequent periods. If there is a continued and sustained decline in our stock price this could result in a material goodwill impairment in future periods. Further, should the impact of macro-economic conditions, or other factors, be more severe or of longer duration than assumed in the forecasted cash flows, the goodwill may be at risk of impairment.

Due to the impairment indicators described above, we also concluded that an impairment indicator for certain intangible assets was present within Digital Wallets. As a result, an impairment analysis was performed and based on an undiscounted cash flow model, it was determined that the assets were recoverable and no impairment charge was recorded. Failure to achieve the expected cash flows may result in a material impairment of intangible assets in future periods. Other intangible asset impairments during 2023 and 2022 were not significant.

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

We believe we should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or otherwise be subject to unfavorable treatment as a surrogate foreign corporation under Section 7874 of the Code. However, no IRS ruling has been requested or will be obtained in connection with the Transaction. Furthermore, the interpretation of Treasury regulations relating to the required ownership of Paysafe is subject to uncertainty and there is limited guidance regarding their application.

Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If a United States person is treated as owning at least 10% of Company Common Shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Company Common Shares, such person may be treated as a “United States shareholder” with respect to each of Paysafe and its direct and indirect subsidiaries (the “Paysafe Group”) that is a “controlled foreign corporation.” The Paysafe Group includes U.S. subsidiaries, and under recently enacted rules, certain of Paysafe’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Paysafe is treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules).

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

Our Principal Shareholders control 47% of our Company and their interests may conflict with ours or yours in the future.

Our Principal Shareholders beneficially own approximately 47% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. Even if our Principal Shareholders do not own common shares representing a majority of the total voting power of our issued and outstanding shares carrying the right to vote at general meetings at the relevant time, for so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares.

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

As a foreign private issuer we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the Company Common Shares.

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. Additionally, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of shares, stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. We are also not required to have a majority of independent directors. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events and requires a majority of the board to be independent. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them.

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

For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2024 (the last business day of the second fiscal quarter of 2024), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

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

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the corporate power of a company, is illegal, or would result in the violation of that company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to allow derivative action rights where acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action.

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

The market price of our Company Common Shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Company Common Shares regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to shareholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of our Company Common Shares could decrease significantly. You may be unable to resell your Company Common Shares at or above the price you paid or the initial public offering price.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Paysafe Limited was incorporated under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Transaction described herein and became the parent company of the combined business following the consummation of the Transaction, which was consummated on March 30, 2021. See “Explanatory Note” for further details regarding the Transaction. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Paysafe’s principal capital expenditures and divestitures for each of the three years in the period ended December 31, 2023. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office is located at 2 Gresham Street London, United Kingdom EC2V 7AD and its telephone number is +44 (0) 207 608 8460. The Company’s principal website address is www.paysafe.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is https://www.sec.gov.

B. Business Overview

Overview

Paysafe is one of the leaders in digital commerce with over $140 billion in volume processed in 2023 and $130 billion processed in 2022, generating $1.6 billion in revenue in 2023 and $1.5 billion in revenue in 2022. Our integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across target verticals enables us to empower 18 million active users in more than 120 countries and over 250,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We primarily provide solutions in the large entertainment verticals such as iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), travel, streaming/video gaming, retail/hospitality and digital assets. We organize our business in two segments, Digital Wallets represented approximately $734 million or 46%, of our revenue and Merchant Solutions represented approximately $867 million, or 54%, of our revenue for the year ended December 31, 2023. We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures that we believe are required to address this large area of the market.

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
•
An eCash Network—that enables users to transform cash at over a million locations across over 50 countries into a proprietary digital currency accessed by a mobile app, a virtual account or a user code and used for online gaming, video games, mobile commerce, or in-app purchases; and
•
An Independent Merchant Acquiring Solution—that enables SMBs to conduct eCommerce, software-integrated commerce and in-store commerce more effectively by utilizing our single API, proprietary gateway, data tokenization, risk management and fraud tools and approximately 150 integrated software vendor (“ISV”) integrations to process credit card, debit card and APM services seamlessly.

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
•
Highly sophisticated global risk management and compliance operations. In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. We have over 350 professionals in our compliance and risk teams and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion; and
•
Our proven ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems. We have successfully acquired and integrated 19 companies (including our acquisition of SafetyPay in 2022) since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure, such as Unity, that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

We believe this unique combination has enabled us to become a global leader in the global entertainment verticals, but which also have specific service requirements that are difficult for traditional vendors to provide. For example:

•
Paysafe is a global leader in iGaming payment services, which encompasses a broad selection of online sports betting, e-sports, fantasy sports, poker and other casino games. This vertical is highly regulated and requires significant technology development and compliance infrastructure to facilitate cross-border commerce and the penetration of new markets, such as the United States and Latin America, which are opening due to favorable secular and regulatory trends and the increasing use of smartphones as a primary interface. Paysafe serves around 1,500 operators across our global iGaming market. Paysafe re-launched its iGaming services in Canada in 2010 and the United States in 2013.
•
Paysafe is a global leader in payments services to eSports, console games and multi-player online games. We support payments across the leading gaming merchants, including Sony PlayStation, Xbox/Microsoft, Google Play, Stadia, Samsung, Huawei, Steam, Wargaming.net, Riot Games, Roblox, Twitch, EPIC Games, Ubisoft, Innogames, Activision Blizzard and others. paysafecard enables these gaming merchants to accept eCash payments, resulting in higher conversion rates and new customer acquisition, which comes from a customer segment untapped by the conventional payment options. Based on the success of our eCash services, we have also begun to cross-sell our Digital wallet and merchant solutions to some of these gaming merchants, increasing the continuity of our relationships.
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
•
Paysafe has a strong global banking infrastructure—Paysafe leverages a network of nearly 100 commercial banks across 30 countries. We work with top tier institutions such as J.P. Morgan Chase, Bank of America, and BBVA, BMO and PNC as well as employ a network of regional and domestic banks across the Americas, the EMEA region, and Asia to augment our reach and serve our markets locally. In addition, nine large corporate and investment banks provide us with liquidity for our foreign exchange activities, with sizeable trading capacity.

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

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force that builds and develops relationships with larger merchants and helps them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. Our enterprise sales organization is structured to match our target verticals and is enables through sales operations, deal operations, pre-sales and demand generation. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

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

For the year ended December 31, 2023, we generated $140 billion of total payment volume and $1.6 billion in revenue. During the same period, we had a net loss of $20 million and generated $459 million of Adjusted EBITDA. For the year ended December 31, 2022, we generated $130 billion of total payment volume and $1.5 billion in revenue. During the same period, we had a net loss of $1.9 billion and generated $410 million of Adjusted EBITDA See “Item 5. Operating and Financial Review and Prospects” of this Report for additional information relating to non-GAAP measures presented in this Report and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

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
•
Emerging Markets — We believe our acquisition of both Safetypay, a platform that enables eCommerce transactions in Latin American countries, and PagoEfectivo, the leading alternative payment platform and Brand in Peru, positions us to compete well in this growing market.
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
•
Enter New Vertical and Geographic Markets—We intend to enter high growth adjacent verticals, such as expanding digital assets across wallet trading, crypto payments and processing and enter new geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. For example, our recent acquisitions of SafetyPay and PagoEfectivo solidifies our position in the Latin American market. Similarly, while we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately 18 million digital wallet active users to purchase goods and services online.
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

Our reportable segments are Merchant Solutions and Digital Wallets. Our reportable segments were revised as of December 31, 2022. Accordingly, our segment financial information is presented on this revised basis and financial information for the year ended December 31, 2021 has been revised to reflect this change. Please refer to Note 21, Operating segments, within Item 18, Financial Statements for further details.

Overview by Segment

Merchant Solutions

The Merchant Solutions segment is the combination of our historical US Acquiring segment and Integrated & eCommerce Solutions business and services markets primarily in North America, Canada and Europe. For the year ended December 31, 2023, this segment generated $119 billion of total payment volume, $867 million in revenue and $222 million in Adjusted EBITDA . We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 40 currencies through in store, online, or mobile channels. We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers. Our Merchant Services are targeted towards online small and medium sized merchants and software-integrated merchants with integrated payment capabilities for approximately 150 integrated software vendors (“ISV”). We provide a comprehensive, full-featured Online toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant websites addresses the full range of online commerce requirements. We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant online sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible. Our solutions offer a highly flexible, feature-rich package, including: gateway connectivity,  shopping carts, tokenization and encryption, fraud and risk management and support a broad selection of payment alternative. Additionally, we offer seamless integrations into leading eCommerce platforms and multiple APMs to offer targeted, localized payment methods in key markets. In the United States, we service over 250k SMB merchants and approximately 150 ISV partners. In Europe, where we have our own acquiring license, our target merchants are larger e-commerce clients.

Digital Wallets

The Digital Wallets segment is the combination of our legacy Digital Wallet and eCash solutions and services markets primarily in Europe, UK, North America and Latin America. For the year ended December 31, 2023, this segment generated $22 billion of total payment volume, $734 million in revenue and $319 million in Adjusted EBITDA. Through our single API, we can offer legacy Digital Wallet and eCash solutions to customers through a single integration. Additionally, we believe we can leverage our position as a global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in North America iGaming.

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

In Latin America we offer Safetypay, a platform that enables eCommerce transactions in 12 Latin American countries, and PagoEfectivo, the leading alternative payment platform and Brand in Peru which positions us to compete well in this growing market.

Our Distribution & Sales

In 2023, we reached 18 million active users in more than 120 countries and over 250 thousand merchants across North America, Latin America and Europe. In 2023, we generated approximately 56% of our revenue in North America, 32% in Europe, 7% in Latin America and 5% in the rest of the world, based on the region where a transaction was initiated or the merchant location. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our two business segments. These sales strategies include:

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
•
Relationship & Call Center Sales—We have a direct sales force that builds and develops relationships with larger merchants or responds to their inquiries via our dedicated sales centers that respond to calls or online inquiries. These sales personnel help businesses learn about our solutions and then will help configure a commercial solution for them from our suite of offerings.
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
•
ISVs—We work with approximately 150 ISVs who develop vertical-specific business management SaaS solutions for industries such as restaurants, spa/salon, gyms, charities, property managers, and field service companies, among others. These ISVs service downstream merchants in Canada, the US, the UK and the EU. We provide development tools and APIs to help these software companies integrate our payment solutions into their software to facilitate membership billing, subscriptions, online or in person payments while minimizing their PCI obligations. We also provide onboarding tools that allow the ISV to provide a seamless and embedded onboarding experience, risk tools that protect the ISV and their downstream merchants against fraud, and data and reporting services that allow the ISV to consume payment data within their own applications to offer a true one-stop-shop experience to their merchant customers. ISVs leveraging our payment technology can act as referral partners, be registered ISOs or registered payment facilitators. Our technology can support any of these models.
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

Certain of our subsidiaries are considered Foreign Money Service Businesses (“FMSBs”) under Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act and are therefore required to hold FMSB licenses with FINTRAC, the Canadian Regulator. These licensed subsidiaries are subject to record keeping and reporting requirements for all activity involving money transferring and foreign exchange dealing. Some of these subsidiaries are also licensed as money service businesses with Revenu Quebec and are subject to record keeping requirements for all money transfers and foreign exchange transactions involving Quebec residents. Furthermore, with the enactment of the Canadian Retail Payments Activities Act, several subsidiaries will need to apply for registration with the Bank of Canada in November 2024 as payment service providers. There will be no, inter alia, safeguarding requirements, transaction monitoring requirements and recordkeeping requirements, among others.

In the United States, Skrill USA Inc. (“Skrill USA”), is registered with FinCEN as a money services business and regarded as a money transmission business. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so, with one license pending. These licenses and registrations subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and inspection by state and federal regulatory agencies. We are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed. Furthermore, to the extent that our activities cause us to be deemed to be engaged in other business involving digital currency activities that are regulated in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations. If we are required to register in these states and comply with their individual requirements, we can expect to incur significant compliance costs, including increased legal expenses, accounting expenses and internal costs. Without a required money transmitter license, we could not engage in money transmitter activities with such state).

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

Anti-Money Laundering and Financial Crimes

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. Facilitating financial transactions over the internet creates a risk of fraud. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We must comply with money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.” Applicable money laundering regulations require firms to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. We are also subject to rules and regulations imposed by, amongst others, HM Treasury and OFAC, regarding watch lists published by such bodies restricting the transfer of funds to certain specifically designated countries. If we are not in compliance with U.S. or other anti-money laundering laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of anti-money laundering laws by U.S. or international authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our customers are resident in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions, and our wider customer base accesses our services online. We are subject to anti-money laundering regulation in the UK, Ireland, Switzerland, Canada, the United States and in any other jurisdiction, including other member states of the EEA, where we are established and performing activities that would require that we apply anti-money laundering regulation. Our merchants are subject to due diligence in accordance with our policies and procedures before acceptance and, subject to the below, we intend for all customers to be subjected to progressive, risk-based KYC procedures with levels of identity verification through a combination of screening, monitoring of activity patterns and transaction volumes surpassing pre-set limits (in accordance with applicable regulations in Europe, the UK and in North America). Our systems are designed to have all consumer transactions be subject to strict, real-time transaction monitoring. Certain of our products and services, such as paysafecard e-vouchers, are exempted from KYC regulations due to the low monetary value of the transactions. We have put into place procedures designed to mitigate money laundering risks in these circumstances, including (i) strict, real-time transaction monitoring on the use of the vouchers, (ii) certain limitations on spending and (iii) limiting the frequency of voucher issuance in respect of a single customer or through certain points of sale or distributors. We conduct additional due diligence and verification when we detect high risk or suspicious activity. As a result, we believe that we have the appropriate processes in place to comply with the anti-money laundering laws and regulations to which we are subject and will become subject.

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

For the year ended December 31, 2023, we derived approximately 30% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

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

When the legal position is unclear, we will consider the above factors and make a decision whether to do business based on a review and weighting of the above factors. We re-evaluate our assessment of individual jurisdictions as required and the categorization applied and may change our view. For example, we consider planned changes to legislation or court judgments which may affect our categorization of any jurisdiction and our willingness to transact gambling payments for customers located there. Such reviews take place as soon as practicable after becoming aware of them and when a review can meaningfully be undertaken. These reviews comprise the solicitation of legal advice (and updated advice) as well as the assessment of market intelligence, which are then assessed and determined by our Market Presence Committee. Other gambling operators, regulators and other payments businesses and financial institutions may, however, take a different view of the legal environment in any particular jurisdiction. In this regard, we have created and used the following categories of classification for the Group:

•
Sanctioned countries. We currently regard four countries (Cuba, Iran, North Korea and Syria) and five territories (Luhansk, Donetsk, Crimea, Kherson and Zaporizhzhia) as “sanctioned,” in respect of our services, due to geographic sanctions imposed by the U.S., the E.U. and the U.K. We decline any individual or entity located in that market (irrespective of whether the end user intends to use the products and services for gambling) and customers resident in other countries should not be able to access their accounts when present in any of the sanctioned countries. We have a policy in place to screen our customers upon customer account registration against the Specially Designated Nationals list published by OFAC and the HM Treasury sanctions list. Decisions to add or remove countries from our sanctioned country list are taken on a country-by-country basis and we adopt a risk based approach when making such decisions and, among other things, will conduct an assessment of the legal environment.
•
Non-Serviced countries and territories. We designate certain countries and territories as non-serviced, which could either mean we do not provide any of our services in that particular country or territory or that we do not provide payment services in relation to a particular industry such as online gambling in that country or territory. A decision to classify a country or territory or an industry as non-serviced is made after a careful analysis of business, legal and financial crime risks associated with such activity.
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
•
Accepted markets. Where the market is not classified as either sanctioned, non-serviced or limited service, we categorize it as accepted and support processing payments in relation to online gambling from such jurisdictions. An example of an accepted market is a market is which an online gambling licensing regime has been implemented where we believe that the regime could be subject to challenge under EU law, such as where only a limited number of operators have been granted licenses or impediments exist in the application process for which there is no obvious market justification. We closely monitor the regulatory position in the major markets that we have categorized as accepted markets to ensure that the level of risk to us, our merchants and customers is acceptable. To implement this monitoring process, we have created an experienced team with in-depth industry knowledge, who take a number of measures in order to ensure that they are well placed to make decisions to accept or decline business in particular jurisdictions and to deploy our technology platform in order to best apply these decisions. These measures include taking specific legal advice, attending conferences and industry meetings, reviewing market studies on what banks and other payment processors do, exploring the regulatory position with others in the sector (including competitors and their own merchant base), and continually developing our technology platform in order to best implement our business acceptance policies. We augment this review with risk mitigation in ensuring that our operations, people and assets are not located in jurisdictions (even temporarily) where it is not clear that online gambling is legal.

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

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. However, policymakers around the globe are using these requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. Within Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) law is under consultation review in order to align more closely to GDPR and ensure continuation of its adequacy status from the European Commission and the provincial Quebec privacy law was amended in 2023 and requires further registration for biometric processing.

In addition, there are state laws in the United States governing the collection of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”) and, as of March 2, 2021, the Virginia Consumer Data Protection Act (“VCDPA”), which will become effective January 1, 2023), including those restricting the ability to collect and use certain types of information such as Social Security and driver’s license numbers. The CCPA imposes stringent data privacy and data protection requirements for the data of California residents, and provides for penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting specified personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act (“CPRA”). The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. Certain other state laws impose or are in the process of imposing similar privacy obligations, including Virginia, Colorado, Utah and Connecticut. The following states are in the process of active implementation of privacy laws: Florida, Oregon, Montana, Iowa, Texas, Delaware, New Jersey, Tennessee and Indiana. Some US state laws, like GDPR, are extra-territorial in nature and thus apply outside the USA. Certain other state laws impose similar privacy obligations as well and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Additionally, the use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. We have also seen recent privacy law developments within South America. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to current and proposed regulation addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.”

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

Our total research and development expense for the year ended December 31, 2023 and 2022 was $7,278 and $7,377, respectively.

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

Employees

As of December 31, 2023, we had approximately 3,200 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of the Company is located at 2 Gresham Street, 1st Floor, London, United Kingdom, EC2V 7AD. We also lease a number of operations, business, data center and sales offices and facilities which include 15 offices in 12 countries and 7 data centers. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

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

We believe that the allegations contained in the complaint are without merit and are defending the case vigorously. We cannot predict at this point the length of time that this action will be ongoing or the liability, if any, which may arise therefrom.

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

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” are party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” set forth in this report, pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 47% of the outstanding voting securities of the Company. See “Item 7.A. Major Shareholders” and “Item 8.A. Consolidated Statements and Other Financial Information."

D. Property, Plants and Equipment

See “Item 4.B. Information on the Company—Business Overview—Properties” for additional information.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Company has received no written comments regarding its periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of fiscal 2023 that remain unresolved.

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

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021, unless otherwise noted, can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023, which is available on the SEC’s website at https://www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.paysafe.com/regulatory-filings.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

A. Operating Results

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $140 billion in volume processed in 2023 and $130 billion on processed in 2022, generating $1.6 billion in revenue in 2023 and $1.5 billion in revenue in 2022. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, prepaid card and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower 18 million active users in more than 120 countries and over 250,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions services for SMBs and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force that builds and develops relationships with larger merchants and helps them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

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

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine during the first quarter of 2022. Operations within Russia, Ukraine and Israel represented approximately 1% of our revenues and were predominantly within the Digital Wallets segment. For year ended December 31, 2023, we have not experienced significant decline in revenues from the impact of war-regions on the Digital Wallets segment.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of comprehensive income / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the year ended December 31, 2023, our Digital Wallets segment was impacted by favorable foreign exchange. On a net basis, foreign exchange losses on external debt offset operational foreign exchange gains.

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

Recent Company Initiatives and Events

Recent events

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50 million of our common shares. We expect to fund future repurchases, if any, through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

In October 2023, the Board accepted the resignation of James Murren and Hilary Stewart-Jones from their positions as members of the Board of Directors of the Company and from all of its committees.

On June 15, 2023, the Company announced that Afshin Yazdian was stepping down as President of Merchant Solutions, effective July 1, 2023.

On April 13, 2023, following the Financial Conduct Authority (“FCA”) decision to phase out the use of LIBOR by June 30, 2023, the Company entered into an amendment agreement to replace LIBOR with the term SOFR reference rate administered by CME Group Benchmark Administration Limited.

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

Selling, general and administrative

Selling, general and administrative consists primarily of employee related costs, including salaries and benefits, share based compensation, credit losses, information technology expenses and other administrative costs as noted below. Selling expenses are comprised of sales and marketing personnel-related costs, including salaries, and benefits. General and administrative expenses are comprised of expenses associated with operational and supporting personnel-related costs, including salaries and benefits, as well as credit losses on financial assets, corporate management, information technology, office infrastructure, external professional services and other activities.

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

Restructuring and other costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, and professional consulting and, in prior years, provision related to customer payments, advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to certain executives.

Transaction costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction.

Loss on disposal of subsidiaries and other assets, net

During the year ended December 31, 2022, PAYS Services UK Limited, a subsidiary of the Company, disposed of 100% of the equity interest of Pay Services India, LLC. The loss on disposal of subsidiaries recognized in 2022 relates to the sale of Pay Services India, LLC. The loss on disposal in 2023 relates to the disposition of certain equipment.

Other income, net

Other income, net consists primarily of foreign exchange gains and losses, gains on loan note repurchases and fair value movement in contingent consideration, derivative instruments and warrants.

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

The following table sets forth our gross dollar volume and take rate for the years ended December 31, 2023 and 2022:

	For the year ended December 31, 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$118,675	$22,445	$(906)	$140,214
Take Rate	0.7%	3.3%	1.3%	1.1%

	For the year ended December 31, 2022
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$110,080	$20,603	$(541)	$130,142
Take Rate	0.7%	3.3%	1.4%	1.1%

	Increase / (Decrease) - 2023 vs 2022
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$8,595	$1,842	$(365)	$10,072
Take Rate	0.0%	0.0%	(0.1)%	0.0%

(1)
Volumes for the year ended December 31, 2023 and 2022 exclude embedded finance related volumes of $20.5 billion and $37.5 billion, respectively.

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

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table sets forth our results of operations for the years ended December 31, 2023 and 2022:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2023	2022	$	%
Revenue	1,601,138	1,496,137	105,001	7.0%
Cost of services (excluding depreciation and amortization)	663,212	614,025	49,187	8.0%
Selling, general and administrative	508,136	534,515	(26,379)	(4.9)%
Depreciation and amortization	263,433	266,819	(3,386)	(1.3)%
Impairment expense on goodwill and intangible assets	1,254	1,887,223	(1,885,969)	(99.9)%
Restructuring and other costs	6,061	64,132	(58,071)	(90.5)%
Loss on disposal of subsidiaries and other assets, net	386	1,359	(973)	(71.6)%
Operating income / (loss)	158,656	(1,871,936)	2,030,592	n/m
Other income, net	13,081	83,778	(70,697)	(84.4)%
Interest expense, net	(151,148)	(126,628)	(24,520)	19.4%
Income / (loss) before taxes	20,589	(1,914,786)	1,935,375	n/m
Income tax expense / (benefit)	40,840	(52,502)	93,342	(177.8)%
Net loss	(20,251)	(1,862,284)	1,842,033	n/m
Less: net income attributable to non-controlling interest	-	371	(371)	(100.0)%
Net loss attributable to the Company	(20,251)	(1,862,655)	1,842,404	n/m

Revenue

Revenue increased by $105,001, or 7.0%, to $1,601,138 for the year ended December 31, 2023 from $1,496,137 for the year ended December 31, 2022. The increase was driven by $60,993, or 7.5%, additional revenue in our Merchant Solutions segment due to higher volumes, as well as an increase of $48,504 or 7.1%, in our Digital Wallets segment due to growth initiatives, higher interest income and favorable foreign exchange rates. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $49,187, or 8.0%, to $663,212 for the year ended December 31, 2023 from $614,025 for the year ended December 31, 2022. The increase is largely attributable to an increase of $51,878, or 12.4% in our Merchant Solutions segment due to the increase in volume and revenue as noted above.

Selling, general and administrative

Selling, general and administrative expenses decreased $26,379, or 4.9%, to $508,136 for the year ended December 31, 2023 from $534,515 for the year ended December 31, 2022. This movement is primarily driven by a decrease in share-based compensation expense of $33,481 mainly driven by forfeitures, reduced expense associated with performance awards and non-recurring and immediately vesting awards for the year ended December 31, 2022. This decrease was partly offset by an increase in personnel costs primarily relating to performance compensation as well as higher severance costs.

Depreciation and amortization

Depreciation and amortization decreased $3,386, or 1.3%, to $263,433 for the year ended December 31, 2023 from $266,819 for the year ended December 31, 2022. This was mainly driven by certain intangible assets that became fully amortized subsequent to December 31, 2022, partially offset by amortization related to new intangible assets.

Impairment expense on goodwill and intangible assets

Impairment expense on goodwill and intangible assets decreased by $1,885,969 or 99.9%, to $1,254 for the year ended, December 31, 2023 from $1,887,223 for the year ended December 31, 2022. For the year ended December 31, 2023, no goodwill impairment was recognized. For the year ended December 31, 2022, due to a sustained decline in stock price and market capitalization, as well as current market and macroeconomic conditions, goodwill impairment expense of $1,159,145 and $723,042 was recognized in Merchant Solutions and Digital Wallets, respectively.

Restructuring and other costs

Restructuring and other costs decreased $58,071, or 90.5%, to $6,061 for the year ended December 31, 2023 from $64,132 for the year ended December 31, 2022. The decrease was primarily driven by a $33,603 provision recorded during the year ended December 31, 2022 related to certain customer payments as well as acquisition costs related to the SafetyPay acquisition and higher restructuring spend during the year ended December 31, 2022.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net was $386 for the year ended December 31, 2023 compared to $1,359 for the year ended December 31, 2022. The loss in the prior year was related to the disposal of Pay Services India, LLC. The loss on disposal of subsidiaries and other assets, net in the current year related to the disposition of certain equipment.

Other income, net

Other income, net decreased $70,697, or 84.4%, to an income of $13,081 for the year ended December 31, 2023 from an income of $83,778 for the year ended December 31, 2022. The decrease was primarily driven by a foreign exchange loss of $7,434 in the current year compared to a foreign exchange gain of $38,289 in the prior year along with a decrease in the fair value gain on the Company’s warrant liabilities from $32,481 in the prior year compared to $1,671 in the current year. The remainder of the change is predominately driven by fluctuations in the fair value loss on contingent consideration and gain on derivatives.

Interest expense, net

Interest expense, net increased by $24,520, or 19.4%, to $151,148 for the year ended December 31, 2023 from $126,628 for the year ended December 31, 2022. The increase in interest expense, net was due to an increase in variable interest rates on the Term Loan facilities, partially offset by debt repurchases that occurred subsequent to December 31, 2022.

Income tax expense / benefit

Income tax expense was $40,840 for the year ended December 31, 2023 compared to an income tax benefit of $52,502 for the year ended December 31, 2022. Effective April 1, 2023, the U.K. statutory tax rate increased from 19% to 25% and a weighted average of 23.5% has been applied as the effective statutory rate for the full year 2023. The effective tax rate of 198.4% for the year ended December 31, 2023 is higher than the statutory rate due to our valuation allowance on restricted interest carryforwards, the deferred impact on the shortfall on share-based compensation and adjustments related to the prior period.

The effective tax rate for the year ended December 31, 2022 was 2.7%. The change in the effective tax rate for the year ended December 31, 2023 compared to year ended December 31, 2022 primarily arises as a result of the deferred tax impact of the goodwill impairment in 2022. A reconciliation between the statutory income tax rate and the income tax benefit / provision reported in the Consolidated Statements of Comprehensive Loss is summarized in Note 4, Taxation, within Item 18, Financial Statements included elsewhere in this Report.

Net loss

Net loss decreased by $1,842,033 to $20,251 for the year ended December 31, 2023 from $1,862,284 for the year ended December 31, 2022. The decrease in net loss was largely driven by the goodwill impairment expense in the prior period as described above, as well as a decrease in restructuring and other costs, partly offset by an increase in income tax expense and decrease in other income, net.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased by $48,712, or 11.9%, to $458,663 for the year ended December 31, 2023 from $409,951 for the year ended December 31, 2022. This increase was primarily driven by increased revenue of $105,001, offset by increased cost of services of $49,187 as described above. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net loss to Adjusted EBITDA is as follows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022
Net Loss	$(20,251)	$(1,862,284)
Income tax expense / (benefit)	40,840	(52,502)
Interest expense, net	151,148	126,628
Depreciation and amortization	263,433	266,819
Share-based compensation	28,873	62,354
Impairment expense on goodwill and intangible assets	1,254	1,887,223
Restructuring and other costs (1)	6,061	64,132
Loss on disposal of subsidiaries and other assets, net	386	1,359
Other income, net (2)	(13,081)	(83,778)
Adjusted EBITDA	$458,663	$409,951

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the year ended December 31, 2023, restructuring costs were $3,168, and other costs were $2,893, which primarily consisted of legal costs. For the year ended December 31, 2022, restructuring costs were $13,393, inclusive of CEO severance costs, and other costs were $50,739, which primarily consisted of a $33,603 provision related to certain customer payments and acquisition costs.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses and fair value movement in contingent consideration, derivative instruments and warrants, as well as gains on debt repurchases. For the year ended December 31, 2023, other income, net includes fair value gain on debt repurchases of $10,758, gain on derivative instruments of $3,314, gain on warrant liabilities of $1,671, and other income of $5,720, offset by a loss on foreign exchange of $7,434 and fair value loss on contingent consideration of $948. For the year ended December 31, 2022, other expense, net includes fair value gain of warrant liabilities of $32,481, gain on foreign exchange of $38,289, fair value loss on contingent consideration of $9,075, gain on debt repurchases of $11,534, gain on derivative instruments of $17,458 and other costs of $6,909.

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Our results by operating segment for the year ended December 31, 2023 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$878,346	$734,669	$—	$(11,877)	$1,601,138
Adjusted EBITDA(1)	$222,154	$318,706	$(82,197)	$—	$458,663

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the year ended December 31, 2022 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$817,353	$686,165	$—	$(7,381)	$1,496,137
Adjusted EBITDA(1)	$200,304	$289,413	$(79,766)	$-	$409,951

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total
Revenue	$60,993	$48,504	$—	$(4,496)	$105,001
Adjusted EBITDA(1)	$21,850	$29,293	$(2,431)	$-	$48,712

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Merchant Solutions

Revenue increased by $60,993, or 7.5%, to $878,346 for the year ended December 31, 2023 from $817,353 for the year ended December 31, 2022. This increase was due to higher volumes.

Adjusted EBITDA increased by $21,850 or 10.9%, to $222,154 for the year ended December 31, 2023 from $200,304 for the year ended December 31, 2022. This increase was due to an increase in revenue as noted above, as well as a reduction in credit losses and personnel costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $51,878, or 12.4% for the year ended December 31, 2023 largely due to higher volumes as well as an increase in legal and professional fees and marketing expenses.

Digital Wallets

Revenue increased by $48,504, or 7.1%, to $734,669 for the year ended December 31, 2023 from $686,165 for the year ended December 31, 2022. This increase was primarily due to growth initiatives, higher interest income and favorable foreign exchange rates.

Adjusted EBITDA increased by $29,293 or 10.1%, to $318,706 for the year ended December 31, 2023 from $289,413 for the year ended December 31, 2022. This increase was largely due to increased revenues as noted above, partly offset by an increase in personnel cost, technology cost and marketing expenses.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $2,431 or 3.0% to a loss of $82,197 for the year ended December 31, 2023 from a loss of $79,766 for the year ended December 31, 2022. This reduced Adjusted EBITDA was primarily driven by an increase in personnel costs.

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

As of December 31, 2023, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $16.0 million unfavorable impact on net loss and a decrease of 100 basis points would have an equal and opposite effect on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 10% in the applicable interest rates.

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

As of December 31, 2023, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $27.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

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

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. An estimate for credit losses is recorded utilizing a combination of aging and probability of default methods, depending on the nature and risk profile of the underlying asset pool. For further details regarding the accounting policy related to the allowance for credit losses, refer to Note 1, Basis of presentation and summary of significant accounting policies, within Item 18, Financial Statements included elsewhere in this Report. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of December 31, 2023 and 2022 was $35,640 and $21,408, respectively.

As of December 31, 2023 and 2022, the total principal amount of our external borrowings was $2,519,857 and $2,658,023, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the years ended December 31, 2023 and 2022.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of December 31, 2023 and 2022, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2023 and 2022, we had $202,322 and $260,219 in cash and cash equivalents. Furthermore, we had $269,360 available under our $305,000 Revolving Credit Facility as of December 31, 2023. We had $283,592 available under our Revolving Credit Facility as of December 31, 2022.

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

As discussed in Note 4, Taxation , within Item 18, Financial Statements as of December 31, 2023 the Company has $8,035 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities.

During the years ended December 31, 2023 and 2022, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

In addition to our cash and cash equivalents on our Consolidated Statements of Financial Position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Customer accounts and other restricted cash is subject to certain safeguarding requirements. For further information on these requirements, see Note 1, Basis of presentation and summary of significant accounting policies within Item 18, Financial Statements included elsewhere in this Report.

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

Cash Flow

Operating Activities

Net cash flows provided by operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

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

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; accounts payable, other liabilities, and income tax payable / (receivable). Movements in working capital are affected by several factors including the timing of month-end and transaction volume.

Net cash flows provided by operating activities decreased by $3,179 to an inflow of $234,022 for the year ended December 31, 2023 from an inflow of $237,201 for the year ended December 31, 2022 which is comparable year over year.

For the year ended December 31, 2023, net cash flows provided by operating activities of $234,022 primarily consists of a net loss of $20,251 adjusted for non-cash items of $321,727, largely driven by depreciation and amortization of $264,145, share-based compensation of $28,873 and deferred tax benefit of $19,692, offset by other income, net of $20,515. This was partly offset by cash outflows of $67,454 in working capital.

For the year ended December 31, 2022, net cash flows provided by operating activities of $237,201 primarily consists of a net loss of $1,862,284 adjusted for non-cash items of $2,112,202, largely driven by depreciation and amortization of $266,819, impairment expense on goodwill and intangible assets of $1,887,223, and share-based compensation of $62,354, offset by deferred tax benefit of $82,876. This was partly offset by cash outflows of $12,717 in working capital.

Investing Activities

Net cash used in investing activities decreased $440,357 to $135,237 for the year ended December 31, 2023 from $575,594 for the year ended December 31, 2022. This decrease is primarily attributed to net cash outflow on acquisition of subsidiaries for the year ended December 31, 2022 related to the acquisition of SafetyPay.

Financing Activities

Net cash used in / provided by financing activities changed $1,377,363 to an outflow of $771,028 for the year ended December 31, 2023 from an inflow of $606,335 for the year ended December 31, 2022. This change primarily resulted from the outflow of the movement in settlement funds - merchant and customers, net of $588,151 for the year ended December 31, 2023, compared to an inflow of $686,877 for the year ended December 31, 2022.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the Consolidated Statements of Cash Flows.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented net within financing activities (collectively "Settlement funds - merchant and customer, net"). The current year outflow in Settlement funds - merchant and customers, net is consistent with the decline in customer accounts and other restricted cash, net.

Other factors contributing to the decrease include the repurchase of borrowings of $167,424 during the year ended December 31, 2023 compared to $45,511 in the prior year, partially offset by an increase in borrowings on the revolving credit facility. Borrowings and repayments on all facilities, excluding voluntary repurchases, were $1,025,597 and $1,021,724, respectively, for the year ended December 31, 2023 and $917,269 and $920,519, respectively for the year ended December 31, 2022.

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

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, with the exception of estimated credit losses, no liabilities have been recorded for these obligations on our Consolidated Statements of Financial Position for any of the periods presented.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which often require the judgment of management in the selection and application of certain accounting principles and requires us to make estimates that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our critical accounting policies and estimates on an ongoing basis. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting policies and estimates that we believe to have the most significant impact on our consolidated financial statements are described below.

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
•
Expected use of acquired assets; and
•
Discount rates

When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We engage outside experts as deemed necessary or appropriate to assist in the calculation of the liability, however management is responsible for evaluating the estimate. We measure our contingent liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy. We reassess the estimated fair value of the contingent consideration each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations. In the current year, the Company did not complete any business combinations.

Revenue Recognition

Application of the accounting principles in GAAP related to the measurement and recognition of revenue requires us to make certain judgments. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting.

An area of significant judgment for the Company is the determination of the principal agent consideration as it relates to the payment processing services provided by the Company. In making this evaluation, we consider whether the Company has the ability to direct the use of and obtain substantially all of the benefits from services provided by the card issuing financial institutions and the fees charged by payment networks. We consider indicators including determination of the party that is responsible for fulfillment of the performance obligations in the contract, as well as the party who has the ability to determine the pricing of the related services in our contracts with customers.

For the Company’s Merchant Solutions segment, the Company has concluded that its performance obligation is to facilitate payment services that are provided by other parties and therefore the nature of the Company's performance obligation is that of an agent. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by these parties before those services are transferred to the customer. As a result, the Company presents revenue for its Merchant Solutions segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

For the Company’s Digital Wallet segment, the Company has concluded that we have the ability to direct the use of and obtain the benefits of these services provided by these parties prior to transferring these services to our customers. As a result, the Company presents revenue for its Digital Wallets segment gross of interchange fees and fees charged by payment networks.

Another area of significant judgment involves determining whether goods and services are considered distinct performance obligations that should be accounted for separately, or together as one performance obligation. The primary services offered by the Company to its customers comprise a series of distinct performance obligations that are substantially the same with the same pattern of transfer. Hence, these services are considered a single performance obligation and revenue is recognized as the Company satisfies its performance obligation by transferring control over the service to a customer.

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

As of December 31, 2023, we had $17,849 of net deferred tax assets in the UK. At this time, we consider it more likely than not that we will have sufficient taxable income in the future to allow us to realize these deferred tax assets. However, it is possible that some or all of these DTAs will not be realized, especially if we incur losses in the UK in the future. Therefore, unless we are able to generate sufficient taxable income from our operations, a substantial valuation allowance to reduce our UK deferred tax assets may be required, which may materially increase our expenses in the period in which we recognize the allowance. The exact timing and amount of the valuation allowance recognition are subject to change on the basis of the net income that we are able to actually achieve. We will continue to evaluate the possible recognition of a valuation allowance on a quarterly basis.

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

Goodwill

Goodwill is tested for impairment at least annually at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a weighted combination of an income approach and market approach, both involving several assumptions which require significant judgment.

The market approach is based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach is based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long term growth rates.

Selected multiples are determined based on guideline comparable companies’ and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit.

An indicator of impairment was identified in the Digital Wallets reporting unit as of December 31, 2023 related to reduced forecast revenue and earnings. Based on the analysis performed, no goodwill impairment expense was recognized.

The estimated fair value of each reporting unit exceeded its carrying value as of the latest goodwill impairment test. The reporting unit with a fair value not substantially in excess of their carrying value included Digital Wallets (within the Digital Wallets segment), which had a goodwill balance of $1,385,956 as of December 31, 2023. The percentage by which the fair value of the Digital Wallets reporting unit exceeded the carrying value is 1%, based on the most recent goodwill impairment analysis performed.

Changes in assumptions or circumstances, including increases in the discount rate, sustained decline in our stock price, or reduced forecast revenue and earnings could result in a material impairment of goodwill in future periods.

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

For the years ended December 31, 2023 and 2022, intangible asset impairments of $1,254 and $5,036 were recognized within the Merchant Solutions and Digital Wallets segments. Reduced earnings, loss of key customer relationships, obsolescence or other factors may result in additional material impairments of intangible assets in future periods.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of February 26, 2024.

Name	Age	Position
Bruce Lowthers	58	Chief Executive Officer and Director
Alexander Gersh	60	Chief Financial Officer
Roy Aston	45	Chief Operating Officer
Robert Gatto	59	Chief Revenue Officer
Richard Swales	51	Chief Risk & Compliance Officer
Elliott Wiseman	50	Chief Legal & People Officer
Nicole Carroll	55	Chief Growth Officer
Gustavo Ruiz	56	President, Latin America
Daniel Henson	62	Chairman of the Board of Directors
Mark Brooker	52	Director
Matthew Bryant	40	Director
Anthony Jabbour	56	Director
Dagmar Kollmann	59	Director
Jonathan Murphy	40	Director
Eli Nagler	38	Director
Peter Rutland	44	Director

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

Elliott Wiseman has been our Chief Legal & People Officer since October 2023. Mr Wiseman joined Paysafe in October 2011 and served as our General Counsel and Chief Compliance Officer until July 2022 after which he served as our General Counsel until October 2023. Mr. Wiseman has responsibility for human resources, internal comms, legal, privacy and company secretarial matters. Mr. Wiseman started life as a corporate lawyer working at a number of different London-based law firms principally on mergers, acquisitions and other corporate transactions. He made his first move in-house in 2008 when he became Senior Legal Counsel at MoneyGram with responsibility for legal affairs in their Northern Europe and Asia Pacific regions. He also serves as Non-Executive Director at Seedrs Ltd. Mr. Wiseman holds a Master’s Degree in Geography from Oxford University in the UK.

Nicole Carroll has been our Chief Growth Officer since October 2023. She joined the Company in April 2023 as the Chief Strategy and Innovation Officer. Ms. Carroll brings an extensive track record of driving growth and innovation across high profile global organizations in the technology, fintech and payments sectors. Her primary responsibilities in the role are to further develop the company’s corporate vision and long-term growth strategy, and lead on its product innovation, capital expenditure and marketing programmes. Ms. Carroll joined the Company from Experian, where she was Chief Product Officer for their Decisions Analytics business. Prior to that, she was a Senior Vice President at Visa where she led the company’s next generation of global software acceptance. Before Visa, Ms. Carroll spearheaded the digital transformation of Discover Financial Services, launching their first comprehensive API-driven digital product platform. In her earlier career, she held leadership roles driving innovation for the Citi Group and was also Chief Marketing Officer for Transys where she successfully launched the Oyster Card™ - the UK’s trailblazing travel smartcard. Ms. Carroll is a graduate of Georgetown University, U.S.

Gustavo Ruiz has been our President, Latin America since 2022. He joined the Company in 2022 following the Company’s acquisition of payments company, SafetyPay, where he was CEO for nine years. Since joining the Company, Mr. Ruiz has been charged with driving forward the Company’s strategy in Latin America and continuing to leverage its investments in the fast-growing region. Mr. Ruiz brings extensive experience in the payments, banking and travel industries to the role. Prior to SafetyPay, he was VP and General Manager for American Express Membership Travel in Latin America. He also successfully led American Express Bank in Mexico. Mr. Ruiz holds a bachelor’s business degree in Agronomy from Colorado State University, U.S.A., and a Diploma in Foreign Trade from the Universidad de las Americas, Mexico.

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

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mark spent 17 years in investment banking working for Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mark also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of Findmypast, a leader in online genealogy, where he is Chairman; Future PLC, a global platform for specialist media and member of the FTSE250; eCogra Holdings Limited, an independent software testing agency for the online gaming industry (Chairman), and Heathrow Airport Holdings Limited. He also recently served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021 and was a director at Seedrs Ltd. Mark holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

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

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet (and its predecessors), a leading global provider of business decision data and analytics, since February 2019. From May 2022 until its acquisition by ICE in 2023, Mr. Jabbour became the Executive Chairman of Black Knight, Inc., a premier provider of software and data analytics to the mortgage and consumer loan, real estate and capital markets verticals. He previously served as Chairman and CEO of Blacknight. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

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

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Senior Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. While at Francisco Partners, Mr. Murphy was involved in the firm’s investments in Civitas Learning, Dynamo Software, eFront, Lucidworks and Operative. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

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

Per the Shareholders Agreement, the CVC Investors, the Blackstone Investors and Cannae LLC jointly designated Dagmar Kollmann and Mark Brooker as independent directors, the CVC Investors designated Matthew Bryant and Peter Rutland as directors, the Blackstone Investors designated Jonathan Murphy and Eli Nagler as directors and the FTAC Investors designated Daniel Henson and Anthony Jabbour as directors. See “C. Board Practices—Composition of the Board of Directors” and “Item 7.B. Related Party Transactions” of this Report for additional information.

B. Compensation

Non-Executive Directors

For the year ended December 31, 2023, our non-executive directors consisted of Daniel Henson, Mark Brooker, Anthony Jabbour, Dagmar Kollman, Hilary Stewart-Jones (through October 2023) and Jim Murren (through October 2023). We do not currently pay our directors who are either employed by CVC or Blackstone, any compensation for their service as directors. Our non-executive directors who receive compensation receive an annual cash fee ranging from $90,000 to $150,000, committee and chairmanship fees ranging from $10,000 to $40,000 and are eligible to participate in the Paysafe equity program with annual equity grants ranging from $125,000 to $350,000, granted at the Annual General Meeting. In addition, certain directors may receive one-time grants upon joining the Board. The aggregate compensation paid in cash and equity to non-executive directors in 2023 was $597,415 and $783,932, respectively. In addition, all of our directors receive reimbursement for all reasonable and properly documented expenses.

Senior Management

For the year ended December 31, 2023, our senior management team consisted of Bruce Lowthers, Alexander Gersh, Rob Gatto, Elliott Wiseman, Nick Walker (through March 2023), Roy Aston, Richard Swales, Afshin Yazdian (through June 2023), Gustavo Ruiz (as of April 2023), Nicole Carroll (as of October 2023) and Chirag Patel (through July 2023). The aggregate amount of compensation, including cash, equity awards and other benefits, paid to our senior management team for the year ended December 31, 2023 was $23,301,066, of which $1,025,932 was related to an Executive’s employment and/or termination agreement and not part of their normal compensation programs. The Cash compensation for our senior management team in 2023 consisted of aggregate base salary of $4,684,219. The description below provides detail on the equity grants.

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

In 2023, the Adjusted EBITDA metric did not achieve the threshold performance target and, therefore, the program was not funded to be paid to executives. As such, the Compensation Committee did not award any payments for the annual incentive program to executives and other senior leadership staff.

Long-Term Incentive Program

The Compensation Committee met several times to discuss the 2023 Long-Term Incentive Program of the Company for the executives and other employees under the Omnibus Incentive Program. After careful consideration of the current economy, retention concerns and company stock performance, the Compensation Committee approved the granting of time-based restricted stock units vesting annually over a three-year period. The Long-Term Incentive Program was created to align the interests of executives with the interests of our shareholders while also allowing for a more longer-term focus on key business objectives.

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

In aggregate, the value of the long-term incentive awards granted to executives is equal to $16,479,132 for the year ended December 31, 2023. Grant values for 2023 included the following programs:

Grant Type	Value at Grant ($)
2023 Annual RSU Grant	$15,942,051
Performance-Based RSU	537,081

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

Incentive Compensation Recovery Policy

In October 2023, the Board adopted the Incentive Compensation Recovery Policy in compliance with NYSE and SEC rules. The Incentive Compensation Recovery Policy provides for the recovery of erroneously awarded incentive-based compensation from Executive Officers when there is an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). The Incentive Compensation Recovery Policy also provides for recovery of incentive-based compensation from certain covered employees due to the employee's fraud or misconduct (regardless of whether there is a financial restatement or a material error in calculating the compensation paid).

C. Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors, with two directors in Class I (Bruce Lowthers and Jonathan Murphy), three directors in Class II (Matthew Bryant, Mark Brooker, and Dagmar Kollmann) and four directors in Class III (Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland). The Class I directors term expires in 2025, the Class II directors term expires in 2026 and the Class III directors term expires in 2024. The Company Board has determined that Daniel Henson, Anthony Jabbour, Dagmar Kollmann, and Mark Brooker qualify as independent directors under the NYSE listing standards. We entered into the Shareholders Agreement with our Principal Shareholders in connection with the Transaction. This agreement grants our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. For additional information, see “Item 7.B. Related Party Transactions” of this Report.

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of stock, shares or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. We are also not required to have a majority of independent directors. To this extent, our practice varies from the requirements of the corporate governance standards of the NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events and requires a majority of the board to be independent. While we do not currently intend to rely on any other home country accommodations related to the foregoing corporate governance standards, for so long as we qualify as a foreign private issuer, we may take advantage of them.

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

Audit Committee

Our audit committee consists of Dagmar Kollmann, Mark Brooker, and Daniel Henson, with Dagmar Kollmann serving as chair and as the audit committee financial expert. The Company Board has determined that Dagmar Kollmann, Mark Brooker and Daniel Henson qualify as independent directors under the independence standards of Rule 10A-3 of the Exchange Act, and that Dagmar Kollmann qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC. Our audit committee is responsible for, among other thing:

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

Compensation Committee

Our compensation committee consists of Daniel Henson and Mark Brooker, with Daniel Henson serving as chair. The compensation committee is responsible for, among other things:

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
•
reviewing and approving the Incentive Compensation Recovery Policy;

•
reviewing and discussing annually with management our compensation disclosure required by SEC rules; and
•
reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mark Brooker and Daniel Henson with Mark Brooker serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•
assisting the Company Board in identifying prospective director nominees and recommending nominees to the Company Board;
•
overseeing the evaluation of the Company Board and management;
•
reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•
recommending members for each committee of the Company Board.

Risk Oversight Committee

In addition to the above committees, the Company Board has established a risk oversight committee. The risk oversight committee consists of Daniel Henson, Dagmar Kollmann, Jonathan Murphy and Matthew Bryant, with Daniel Henson serving as chair. The risk oversight committee is responsible for the oversight of risk assessment, including with respect to enterprise risks, relevant to the business and operations of the Company, risk governance and internal control systems (other than internal control over financial reporting, that sits with the audit committee). In addition to operational risks, the risk oversight committee routinely reviews the material risks and mitigation of the Company, including cybersecurity and human capital management. The risk oversight committee regularly receives updates from the Company's Chief Risk and Compliance Officer. The review of environmental risks currently sits with the full Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Company Board or our compensation committee. We are party to certain transactions with affiliates of our Principal Shareholders described in “Item 7.B. Related Party Transactions” of this Report.

Code of Ethics

The Company has adopted the Paysafe Code, which applies to all of our officers, directors and employees and sets forth our Company’s values as well as certain policies and procedures related to, among other things, risk management and control, information management, privacy, information security, conflicts of interest, anti-corruption and financial reporting. We also adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which are posted on our website at https://ir.paysafe.com/corporate-governance/governance-documents. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this Report by reference or otherwise.

D. Employees

As of December 31, 2023, we had approximately 3,200 employees globally.

None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Ownership of Company Common Shares by the directors and executive officers of Paysafe is set forth in “Item 7.B. Related Party Transactions” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Company Common Shares as of February 26, 2024:

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

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Company Common Shares beneficially owned by them. Except as otherwise indicated, the address for each shareholder listed below is 2 Gresham Street, 1st Floor, London, United Kingdom EC2V 7AD.

Name and Address of Beneficial Owner	Number (1) of Company Common Shares	Percentage of Company Common Shares
Company Officers, Directors and 5% Holders
Parties to our shareholders agreement as a group (2)	28,932,356	47%
CVC (3)	12,999,672	21%
Blackstone (4)	10,914,696	18%
Cannae (5)	3,379,887	5%
FNF Holders (6)	3,750,000	6%
William P. Foley II (7)	1,638,101	3%
Bruce Lowthers	*	*
Alexander Gersh	*	*
Elliott Wiseman	*	*
Roy Aston	*	*
Richard Swales	*	*
Nicole Carroll	*	*
Gustavo Ruiz	*	*
Daniel Henson	*	*
Mark Brooker	*	*
Matthew Bryant	*	*
Anthony Jabbour	*	*
Dagmar Kollmann	*	*
Jonathan Murphy	*	*
Eli Nagler	*	*
Peter Rutland	*	*
All Company directors and executive officers as a group	*	*

*Less than 1%.

(1)
Numbers have been updated to reflect the reverse stock split.
(2)
Shareholders Agreement means the agreement entered into by the Company, Pi Topco, PGHL, the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors.
(3)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2022. The “CVC Investors” shall refer to Pi Holdings Jersey Limited and Pi Syndication LP. Reflects 8,158,241 Company Common Shares directly held by Pi Holdings Jersey Limited and 4,841,431 Company Common Shares directly held by Pi Syndication LP. The registered address for each CVC Investor is c/o Saltgate Limited, 27 Esplanade, St Helier, Jersey, JE1 1SG, United Kingdom.
(4)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2022. Reflects 8,402,943 Company Common Shares directly held by BCP Pi Aggregator (Cayman) L.P., 1,490,243 Company Common Shares directly held by Blackstone Pi Co-Invest (Cayman) L.P., 378,290 Company Common Shares directly held by BCP VII Co-Invest—Star (Cayman) L.P., and 39,055 Company Common Shares directly held by Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII

GP L.L.C. and Blackstone LR Associates (Cayman)VII Ltd.., with BCP VII GP L.L.C. controlling Blackstone Management Associates (Cayman) VII L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone LR Associates (Cayman) VII Ltd., who are certain senior personnel of Blackstone. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman)VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154
(5)
Based on the most recently available Schedule 13D/A filed with the SEC on January 26, 2024, as of January 26, 2024. “Cannae” shall refer to Cannae Holdings, Inc., a Delaware corporation (“CHI”); and Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”). Reflects 3,379,887 Company Common Shares directly held by CHL. The address of each of the entities listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.
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

Per the Shareholders Agreement, the CVC Investors, the Blackstone Investors and Cannae LLC jointly designated Dagmar Kollmann and Mark Brooker as independent directors, the CVC Investors designated Matthew Bryant and Peter Rutland as directors, the Blackstone Investors designated Jonathan Murphy and Eli Nagler as directors and the FTAC Investors designated Daniel Henson and Anthony Jabbour as directors.

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

In September 2021, we entered into a 10-year license and risk management agreement with Dun & Bradstreet. Pursuant to the agreement, Dun & Bradstreet will provide data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. Additionally, in December 2022, we entered into a 63 month lease agreement in Jacksonville, Florida, with Dun & Bradstreet, as lessor. Both agreements were approved by our Audit Committee. In 2023, we recognized $12.8 million of expense associated with Dun & Bradstreet in connection with the license and risk management agreement. Mr. Jabbour is the Chief Executive Officer and a director of Dun & Bradstreet. In addition, Dun & Bradstreet is an affiliate of Cannae.

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

Stamp duty will technically be payable on any instrument of transfer of Company Securities that is executed in the UK or that relates to any property situated, or to any matter or thing done or to be done, in the UK and the stamp duty position for any transfer will therefore depend on the circumstances of transfer. An exemption from stamp duty is available on an instrument transferring Company Securities where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of Company Securities should be aware that, even where an instrument of transfer is technically subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court. As a practical matter, so long as the register of holders of Company Securities is maintained outside the UK, generally, a purchaser of the Company Securities may not have to pay stamp duty.

Paysafe currently does not intend that any register of holders of the Company Securities will be maintained in the UK and it does not intend that the Company Securities will be paired with any shares issued by a UK incorporated company. Whilst this remains the case, any agreement to transfer Company Securities will not be subject to SDRT.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. The SEC maintains a website at https://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

B. Management’s Report on Internal Controls over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on our assessment and the criteria discussed above, management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte, as stated in their report which appears in Item 15 herein.

C. Attestation Report of Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Paysafe Limited and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 20, 2024, expressed an unqualified opinion on those financial statements.

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

March 20, 2024

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

ITEM 16B. CODE OF ETHICS

We have adopted the Paysafe Code, which applies to all of our officers, directors and employees and sets forth our Company’s values as well as certain policies and procedures related to, among other things, risk management and control, information management, privacy, information security, conflicts of interest, anti-corruption and financial reporting. We also adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website at https://ir.paysafe.com/corporate-governance/governance-documents. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this Report by reference or otherwise.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table represents aggregate fees billed to us for professional services rendered by Deloitte & Touche, our independent registered public accounting firm, for the fiscal year ended December 31, 2023 and 2022.

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	($) in thousands	($) in thousands
Audit Fees	$6,763	$7,275
Audit-Related Fees	297	300
Total	$7,060	$7,575

Audit fees of Deloitte & Touche for the fiscal year ended December 31, 2023 and 2022 reflect professional services rendered regarding statutory audits of the Company and its subsidiaries, audits of annual consolidated financial statements and review of interim financial statements. Audit-related fees reflect professional services provided that are related to the performance of the audit and attributable to events or transactions that are non-recurring in nature.

Audit Committee Pre-Approval

The Audit Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the Audit Committee preapproves all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee Chair may also pre-approve particular services on a case-by-case basis within a de minimis threshold. All services provided by Deloitte US in 2023 and 2022 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the independence standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50 million of our common shares. We expect to fund future repurchases, if any, through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. There is no expiration date under the Share Repurchase Program. During the fiscal period ended December 31, 2023 no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain NYSE corporate governance rules. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of shares, stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them. In addition, unlike the corporate governance requirements of the NYSE, our “home country” corporate governance practices do not require us to (i) have a board that is composed of a majority of “independent directors” as defined under the rules of the NYSE; (ii) have a compensation committee that is composed entirely of independent directors; and (iii) have a nominating and corporate governance committee that is composed entirely of independent directors. Currently, our Board is not composed of a majority of independent directors as defined under the rules of the NYSE. Our Board expects to return to a majority of independent directors in the future. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established an enterprise-wide information security program, which includes a robust security controls framework, a broad range of cyber defenses, round the clock security operations capability, and processes and systems to identify security threats and vulnerabilities. Our approach to cyber security is designed to protect our networks and systems, safeguard customer and commercial data against cyber-attacks, whilst enabling an effective response and recovery to cyber-attacks to ensure continued business operations.

Operating within a three-lines-of-defense model, external third parties, as well as our own Internal Audit department regular assess the effectiveness of our information security program. We also actively engage with key vendors, industry participants, and cyber intelligence communities to ensure that the program outpaces cyber threats.

Our processes for assessing, identifying and managing material risks from cybersecurity threats are embedded within our overall risk management framework. We have integrated a robust enterprise risk framework to inform strategic decision making, which ensures we have ongoing and reasonable assurance regarding the achievement of our strategic objectives. This framework consists of a multi-layered governance structure to identify, assess, respond to, and manage risks in line with our global risk appetite. Our global risk appetite has qualitative and quantitative measures in place, to provide our businesses and executive leadership with guidance on the amount and type of risk we are exposed to and the acceptable level which each business is willing to accept in pursuit of our strategic objectives. We leverage governance, risk, and compliance tools to track enterprise-wide risks, document improvement actions, identify accountable owners and track progress towards mitigation of key risks. We have centralized a repository of core risk policies, processes and control documentation via global risk governance and Enterprise Risk Management. Our Enterprise Risk Management framework is further described in “Item 4.B Business Overview - Our Global Risk and Compliance Management Program.”

We monitor privacy and cybersecurity laws, regulation and guidance applicable to us in the regions where we do business to inform our privacy and cybersecurity policies. See “Item 4.B Business Overview – Licensing and Regulation – Data Protection and Information Security.”

We routinely undergo external evaluations by third parties, including penetration testing, as well as independent external audits of our cybersecurity programs and data security controls. We also conduct internal audits of our security controls and processes no less than annually.

We also undertake reviews of the cybersecurity programs of our third party providers to ensure that the measures they have in place safeguard the Company’s data in accordance with our global risk appetite. Such third parties are contractually obligated to maintain their own cybersecurity, disaster recovery and system management practices in accordance with our regulatory, statutory and contractual obligations, as defined in our core risk policies and standards.

As described in “Item 3.D Risk Factors – Risks Related to Paysafe’s Business and Industry - Cyberattacks and security vulnerabilities could result in disruption, loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition” and “Item 3.D Risk Factors – Risks Related to Paysafe’s Business and Industry - Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services,” our operations rely on our IT security systems, software and networks and those of the customers and third parties with whom we interact. Unauthorized access (from the Internet, from within or by third parties), computer viruses or other malicious code, denial of service or other cybersecurity threats could result in the unauthorized access, loss, theft, changes to, unavailability, destruction, or disclosure of confidential, proprietary, financial, or personal information relating to merchants, customers and employees.

Such adverse effects could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards and other monetary loss or have other material impacts on our business. We, like other financial technology organizations, as well as third parties with whom we interact, are routinely subject to cybersecurity threats and our respective technologies, IT systems and networks have been victims of cyberattacks in the past. While we have experienced cybersecurity incidents, we are not aware that we have experienced a material cybersecurity incident during the 2023 fiscal year.

Paysafe recognizes that information security risks for payment and technology companies such as ours have significantly increased in recent years, driven by increasingly sophisticated threat actors such as organized crime, hackers, terrorists and other external parties, the proliferation of new technologies, and changes in ways of working driven by the pandemic. Geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers.

Governance

To more effectively prevent, detect and respond to information security threats, we maintain a cyber risk management program, which is supervised by a dedicated Chief Information Security Officer (CISO) whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The Risk Oversight Committee receives regular reports from the CISO on, among other things, the Company’s cyber risks and threats, the status of projects to strengthen the Company’s information security systems, assessments of the Company’s security program and the emerging threat landscape. The CISO also reports quarterly to the full Board.

Our CISO, who has been a chief information security officer for 10 years and is certified by ISC2 as a Certified Information Systems Security Professional (CISSP), has prior experience working in Consulting, and in Financial Services and Payment sectors, and Critical National Infrastructure environments. He holds a BSc (Hons) degree in Computing from Oxford Brookes University and has over 25 years of professional experience in security, technology, operational, and business leadership positions. The CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks.

We also have management level committees and an incident response team who support our processes to assess and manage cybersecurity risk as follows:

The Joint Chief Operating Officer (COO) Risk Committee is chaired by the Chief Operating Officer and is comprised of senior leaders across business segments, including the CISO, SVP Technology Operations, the Chief Risk and Compliance Officer, and the Chief Privacy Officer, among others. The Joint COO Risk Committee assists in the oversight of risk strategy and performance for the areas of information technology, information security, operations and data management; the Company’s risk governance structure; the Company’s risk management and risk assessment guidelines and policies regarding technology, information security, operational and data management risks; and the Company’s risk appetite statement, including risk tolerance levels and limits. The Joint COO Risk Committee reviews, at least quarterly, the major information security risk exposures of the Company and the steps management has taken to monitor and control such exposures. The Joint COO Risk Committee also reviews at least quarterly the major data management risk exposures, and the steps management has taken to monitor and control such exposures. The Joint COO Risk Committee also provides quarterly validation of information technology, information security, operational and data management risks at the Company and divisional levels in accordance with the Enterprise Risk Governance Policy, Enterprise Risk Lifecycle Policy, and Global Enterprise Risk Management Policy. The Committee reports to the Risk Oversight Committee of the Board.

The Technology Operations Committee is chaired by the Chief Operating Officer and is comprised of senior leaders across Technology and Operations departments, including the CISO. The Technology Operations Committee meets monthly and reviews key metrics across the Chief Operating Officer’s organization, including cybersecurity events & incidents, network & endpoint controls, vulnerability management, security awareness, phishing simulation results, regulatory training, access management, IT incidents, and change management.

The Company operates a Business Continuity Management System which is certified as compliant with ISO22301:2019. In support of this program, our Operational Resilience Steering Committee sits quarterly and is chaired by our Chief Operating Officer. The remit of this committee is to ensure the Operational Resiliency program is suitable to maintain the delivery of services and minimize impact to our customers in the event of an unplanned disruption, along with oversight of operational resiliency, business continuity, disaster recovery, and crisis management achievements and provide support and direction to overcome challenges in realizing the program’s aims & objectives. Core members of this committee include our Chief Information Security Officer, Chief Legal and People Officer, Chief Financial Officer, Chief Risk and Compliance Officer and Chief Growth Officer, along with representation from our Technology

Operations leadership. This committee is used as a vehicle to present overall performance of the program including delivery of metrics regarding business impact assessments (BIAs), Disaster Recovery Testing results, along with any audit findings and non-conformities,

The Company also has various steering committees created for specific security improvement initiatives, as deemed necessary, to ensure that management oversight is facilitated and progress is achieved as intended. Each of these committees provides summaries on their activities, which the CISO communicates to the Risk Oversight Committee or the full Board.

At the employee level, we maintain an experienced information technology team who are tasked with supporting our privacy and cybersecurity programs and implementing strategic and tactical security improvements. We also issue a range of mandatory regulatory trainings for all employees on subject matters including privacy, cybersecurity, records and information management, along with conducting phishing simulation campaigns on a monthly basis.

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

The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of Paysafe Limited (incorporated by reference to Exhibit 3.1 to the Form F-4 filed on December 21, 2020 (file no. 333-251552)).

1.2	Seconded Amended Bye-Laws of Paysafe Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on December 12, 2022 (file no. 001-40302)).

2.1

Warrant Agreement, dated August 21, 2020, by and between Foley Trasimene Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed November 6, 2020).

2.2

Warrant Assumption Agreement, dated March 30, 2021, among Foley Trasimene Acquisition Corp. II, Paysafe Limited and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.2 to the Form 20-F filed on April 1, 2021 (file no. 001-40302)).

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

4.2

Shareholders Agreement, dated as of March 30, 2021, among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each of the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Form 20-F filed on April 1, 2021 (file no. 001-40302)).

4.3

Amended and Restated Registration Rights Agreement, dated as of March 30, 2021, among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each investor party thereto (incorporated by reference to Exhibit 4.3 to the Form 20-F filed on April 1, 2021 (file no. 001-40302)).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 7, 2020).

4.5

Investment Management Trust Agreement, dated August 21, 2020, by and between FTAC and Continental Stock Transfer & Trust Company as Trustee (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2020).

4.6

Indenture, dated as of June 28, 2021, by and among Paysafe Finance PLC and Paysafe Holdings (US) Corp as the issuers, the guarantors named therein, Lucid Trustee Services Limited, as trustee and security agent, The Bank of New York Mellon, London Branch, as Dollar and Euro paying agent and The Bank of New York Mellon SA/NV, Dublin Branch as Dollar and Euro transfer agent and registrar. (incorporated by reference to Exhibit 4.11 to the Form 20-F filed on April 1, 2021 (file no. 001-40302)).

4.7

Senior Facilities Agreement, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited, Paysafe Group Holdings III limited and JP Morgan Securities PLC, Credit Suisse AG, London Branch and Credit Suisse Loan Funding LLC, as arrangers and bookrunners, JP Morgan AG, as agent and Luci Trustee Services Limited, as security agent* (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.8

Intercreditor Agreement, dated as of June 24, 2021, by and among J.P. Morgan AG, as senior facility agent, the companies named therein and Lucid Trustee Services Limited, as security agent. (incorporated by reference to Exhibit 4.8 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.9

US Collateral Agreement, dated as of June 24, 2021, by and among Paysafe US Holdco Limited, Paysafe Holdings (US) Corp, and each other Grantor party thereto and Lucid Trustee Services Limited, as Security Agent.*(incorporated by reference to Exhibit 4.9 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.10

Debenture, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited and each of the entities listed on Schedule 1, as the original chargors. (incorporated by reference to Exhibit 4.10 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.11

Security Accession Deed, dated as of June 25, 2021, by and between Paysafe Finance PLC and Lucid Trustee Services Limited, as security agent (incorporated by reference to Exhibit 4.11 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.12

Third Party Security Agreement, dated as of June 24, 2021, by and between Paysafe Group Limited and Lucid Trustee Services Limited, as security agent (incorporated by reference to Exhibit 4.12 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.13

Amendment Agreement dated April 13, 2023 to the Senior Facilities Agreement, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited, Paysafe Group Holdings III limited and JP Morgan Securities PLC, Credit Suisse AG, London Branch and Credit Suisse Loan Funding LLC, as arrangers and bookrunners, JP Morgan AG, as agent and Luci Trustee Services Limited, as security agent.*

4.14	Paysafe Limited Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 of Form S-8 filed on March 15, 2023 (file no. 333-270582)).

8.1	List of Subsidiaries of Paysafe Limited*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent Deloitte & Touche LLP.*

97.1	Paysafe Incentive Compensation Recovery Policy*

99.1	Section 13 (r) Disclosure*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

PAYSAFE LIMITED

March 20, 2024	By:	/s/ Bruce Lowthers
	Name:	Bruce Lowthers
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Paysafe Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Paysafe Limited and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Goodwill — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves comparing the fair value of each reporting unit to its carrying value. The Company uses a combination of the income and market approaches to estimate reporting unit fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenues, market multiples and discount rates. Changes in these assumptions could have a significant impact on either the carrying value of goodwill, the amount of any impairment charge, or both.

We identified goodwill as a critical audit matter because of the significant judgments required to estimate the fair value including projected revenues, market multiples, and discount rates and the difference between its fair value and carrying value. This required a high degree of auditor judgement and extensive effort to evaluate the reasonableness of those estimates, including the involvement of internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenues, market multiples, and discount rates used by management to estimate the fair value of the reporting units included the following, among others:

•
We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value for the reporting units, such as controls related to management's forecasts of future revenues, discount rates and market multiples.
•
We performed sensitivity analyses to evaluate the change in fair value resulting from changes in assumptions.
•
We evaluated management’s ability to accurately forecast future revenues by comparing actual results to management’s historical forecasts.
•
We evaluated the reasonableness of management’s forecasted revenues by comparing to (1) internal communications to management, (2) information included in Company press releases and (3) analyst and industry reports for the Company and companies in its peer group.
•
With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, and reasonableness of the discount rates and market multiples by:
•
Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.
•
Testing the source information underlying the determination of the market multiples and the mathematical accuracy of the calculation, and comparing the multiples selected by management to its guideline companies.
•
Developing a range of independent estimates and comparing those to the discount rates and market multiples selected by management.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 20, 2024

We have served as the Company’s auditor since 2021.

Paysafe Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the Year Ended December 31,
	2023	2022	2021
Revenue	$1,601,138	$1,496,137	$1,487,013
Cost of services (excluding depreciation and amortization)	663,212	614,025	599,778
Selling, general and administrative	508,136	534,515	545,107
Depreciation and amortization	263,433	266,819	261,372
Impairment expense on goodwill and intangible assets	1,254	1,887,223	324,145
Restructuring and other costs	6,061	64,132	25,883
Loss on disposal of subsidiaries and other assets, net	386	1,359	—
Operating income / (loss)	158,656	(1,871,936)	(269,272)
Other income, net	13,081	83,778	239,661
Interest expense, net	(151,148)	(126,628)	(165,827)
Income / (loss) before taxes	20,589	(1,914,786)	(195,438)
Income tax expense / (benefit)	40,840	(52,502)	(85,110)
Net loss	$(20,251)	$(1,862,284)	$(110,328)
Less: net income attributable to non-controlling interest	-	371	626
Net loss attributable to the Company	$(20,251)	$(1,862,655)	$(110,954)

Net loss per share attributable to the Company - basic	$(0.33)	$(30.78)	$(1.84)
Net loss per share attributable to the Company - diluted	$(0.33)	$(30.78)	$(1.84)

Net loss	$(20,251)	$(1,862,284)	$(110,328)
Other comprehensive loss, net of tax of $0:
Gain / (loss) on foreign currency translation	14,330	(34,251)	(1,406)
Total comprehensive loss	$(5,921)	$(1,896,535)	$(111,734)
Less: comprehensive income attributable to non-controlling interest	—	371	626
Total comprehensive loss attributable to the Company	$(5,921)	$(1,896,906)	$(112,360)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	As of December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$202,322	$260,219
Customer accounts and other restricted cash	1,295,947	1,866,976
Accounts receivable, net of allowance for credit losses of $5,240 and $10,558, respectively	162,081	159,324
Settlement receivables, net of allowance for credit losses of $5,197 and $5,398, respectively	171,224	147,774
Prepaid expenses and other current assets	74,919	60,810
Total current assets	1,906,493	2,495,103
Deferred tax assets	77,273	104,538
Property, plant and equipment, net	17,213	11,947
Operating lease right-of-use assets	22,120	35,509
Derivative asset	10,427	17,321
Intangible assets, net	1,163,935	1,291,458
Goodwill	2,023,402	1,999,132
Other assets – non-current	6,838	2,048
Total assets	$5,227,701	$5,957,056
Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$202,699	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,477,017	1,997,867
Operating lease liabilities – current	8,233	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	11,828	18,171
Liability for share-based compensation – current	2,701	11,400
Total current liabilities	1,712,668	2,298,435
Non-current debt	2,491,643	2,633,269
Operating lease liabilities – non-current	16,963	29,913
Deferred tax liabilities	111,705	118,791
Warrant liabilities	1,423	3,094
Liability for share-based compensation – non-current	3,108	4,942
Contingent and deferred consideration payable – non-current	6,878	8,975
Total liabilities	4,344,388	5,097,419
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 61,719,443 and 60,788,816 shares issued and outstanding as of December 31, 2023 and 2022, respectively	741	730
Additional paid in capital	3,166,012	3,136,426
Accumulated deficit	(2,259,694)	(2,239,443)
Accumulated other comprehensive loss	(23,746)	(38,076)
Total shareholders' equity	883,313	859,637
Total liabilities and shareholders' equity	$5,227,701	$5,957,056

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands)

	Common shares / Share capital	Additional paid in capital / Share premium	Accumulated Deficit	Accumulated other comprehensive loss	Shareholders' equity in the Company	Non-controlling interest	Total Shareholders' equity
January 1, 2021	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	—	—	(110,954)	—	(110,954)	626	(110,328)
Loss on foreign currency translation, net of tax of $0	—	—	—	(1,406)	(1,406)	—	(1,406)
Contributions from non-controlling interest holders (see Note 22)	—	—	—	—	—	26,000	26,000
Contribution from Topco (see Note 2)	—	1,648	—	—	1,648	—	1,648
Capital injection in Legacy Paysafe (See Note 22)	2	10,692	—	—	10,694	—	10,694
Shared based compensation	—	90,007	—	—	90,007	—	90,007
Share issuance, net of transaction expenses, for the Transaction (See Note 2)	200	1,848,078	—	—	1,848,278	—	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	—	—	(2,448,800)	—	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	—	—	1,258,591	100,081	1,358,672
Restricted stock units issued	—	—	—	—	—	—	—
Shares issued upon warrants exercised	—	1	—	—	1	—	1
December 31, 2021	$723	$2,949,654	$(376,788)	$(3,825)	$2,569,764	$138,005	$2,707,769
Net (loss) / income	—	—	(1,862,655)	—	(1,862,655)	371	(1,862,284)
Loss on foreign currency translation, net of tax of $0	—	—	—	(34,251)	(34,251)	—	(34,251)
Shared based compensation	—	48,400	—	—	48,400	—	48,400
Restricted stock units issued	5	(5)	—	—	—	—	—
Shares issued upon warrants exercised	1	2	—	—	3	—	3
Reverse stock split (Note 1)	1	(1)	—	—	—	—	—
LLC Units Surrendered (Note 2)	—	100,081	—	—	100,081	(100,081)	—
Contributions from non-controlling interest holders (Note 1)	—	38,295	—	—	38,295	(38,295)	—
December 31, 2022	$730	$3,136,426	$(2,239,443)	$(38,076)	$859,637	$—	$859,637
Net loss	—	—	(20,251)		(20,251)		(20,251)
Gain on foreign currency translation, net of tax of $0	—	—	—	14,330	14,330	—	14,330
Shared based compensation	—	19,609	—	—	19,609	—	19,609
Restricted stock units issued	11	(11)	—	—	—	—	—
Shares issued upon warrants exercised	—	5	—	—	5	—	5
Contribution from Topco (see Note 2)	—	3,707	—	—	3,707	—	3,707
Conversion of liability classified award to equity	—	6,276	—	—	6,276	—	6,276
December 31, 2023	$741	$3,166,012	$(2,259,694)	$(23,746)	$883,313	$—	$883,313

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(20,251)	$(1,862,284)	$(110,328)
Adjustments for non-cash items:
Depreciation and amortization	264,145	266,819	261,372
Unrealized foreign exchange loss / (gain)	411	(44,157)	4,383
Deferred tax expense / (benefit)	19,692	(82,876)	(96,993)
Interest expense, net	(2,642)	24,394	74,282
Share-based compensation	28,873	62,354	101,770
Other income, net	(20,515)	(45,489)	(232,539)
Impairment expense on goodwill and intangible assets	1,254	1,887,223	324,145
Allowance for credit losses and other	21,186	35,541	15,102
Loss on disposal of subsidiaries and other assets, net	386	1,359	—
Non-cash lease expense	8,937	7,034	9,523
Movements in working capital:
Accounts receivable, net	(18,813)	(34,224)	(42,592)
Prepaid expenses, other current assets, and related party receivables	6,953	(13,085)	3,456
Accounts payable, other liabilities, and related party payables	(32,974)	17,400	(25,733)
Income tax (receivable) / payable	(22,620)	17,192	(24,386)
Net cash flows provided by operating activities	234,022	237,201	261,462
Cash flows from investing activities
Purchase of property, plant & equipment	(12,849)	(4,543)	(5,616)
Purchase of merchant portfolios	(30,735)	(56,438)	(63,906)
Other intangible asset expenditures	(89,319)	(89,065)	(78,227)
Acquisition of businesses, net of cash acquired	—	(424,722)	(263,520)
Net cash outflow on disposal of subsidiaries	—	(826)	—
Receipts under derivative financial instruments	10,208	—	—
Cash inflow from merchant reserves	12,200	—	—
Cash outflow for merchant reserves	(24,400)	—	—
Other investing activities, net	(342)	—	—
Net cash flows used in investing activities	(135,237)	(575,594)	(411,269)
Cash flows from financing activities
Cash settled equity awards	(484)	(990)	—
Repurchases of shares withheld for taxes	(8,467)	(6,937)	—
Proceeds from exercise of warrants	5	3	—
Net cash inflow from reorganization and recapitalization	—	—	1,167,874
Payment of equity issuance costs	—	—	(151,722)
Settlement funds - merchants and customers, net	(588,151)	686,877	(36,994)
Repurchases of borrowings	(167,424)	(45,511)	—
Proceeds from loans and borrowings	125,597	120,669	2,962,112
Repayment of loans and borrowings	(121,724)	(148,919)	(3,433,206)
Cash outflow on foreign exchange forward contract	—	—	(6,504)
Payment of debt issuance costs	—	(6,781)	(7,077)
Proceeds under line of credit	900,000	796,600	600,000
Repayments under line of credit	(900,000)	(771,600)	(600,000)
Receipts / (payments) under derivative financial instruments	—	137	(48,457)
Contingent consideration received	300	2,621	7,942
Contingent and deferred consideration paid	(10,680)	(19,834)	(7,681)
Net cash flows (used in) / provided by financing activities	(771,028)	606,335	446,287
Effect of foreign exchange rate changes	43,317	(112,465)	(88,614)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash, net during the year	(628,926)	155,477	207,866
Cash and cash equivalents, including customer accounts and other restricted cash, net at beginning of the year	2,127,195	1,971,718	1,763,852
Cash and cash equivalents, including customer accounts and other restricted cash, net at end of the year	$1,498,269	$2,127,195	$1,971,718

	For the Year Ended December 31,
	2023	2022	2021
Supplemental cash flow disclosures:
Cash paid for interest	$153,790	$102,230	$91,545
Cash paid/(received) for Income taxes, net	$43,768	$(13,182)	$36,269

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Financial Position to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	For the Year Ended December 31,
	2023	2022	2021
Cash and cash equivalents	$202,322	$260,219	$313,439
Customer accounts and other restricted cash, net	1,295,947	1,866,976	1,658,279
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,498,269	$2,127,195	$1,971,718

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

1.
Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these Consolidated Financial Statements and related notes, Paysafe Limited and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

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

Principles of consolidation

The accompanying consolidated financial statements for the year ended December 31, 2023, 2022 and 2021 include the accounts of the Company, and its subsidiaries after giving effect to the transaction with FTAC completed on March 30, 2021.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the Company’s previously reported consolidated net loss.

Changes in presentation

During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Financial Position or Consolidated Statements of Shareholders' Equity.

The following tables present the effects of the changes in presentation within the Statements of Cash Flows:

	For the Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statement of Cash Flows
Cash flows from operating activities
Settlement receivables, net	(11,978)	11,978	-
Funds payable and amounts due to customers	698,855	(698,855)	-
Net cash provided by operating activities	924,078	(686,877)	237,201

Cash flows from financing activities
Settlement funds - merchants and customers, net	-	686,877	686,877
Net cash provided by financing activities	(80,542)	686,877	606,335

	For the Year Ended December 31, 2021
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statement of Cash Flows
Cash flows from operating activities
Settlement receivables, net	58,896	(58,896)	-
Funds payable and amounts due to customers	(95,890)	95,890	-
Net cash provided by operating activities	224,468	36,994	261,462

Cash flows from financing activities
Settlement funds - merchants and customers, net	-	(36,994)	(36,994)
Net cash provided by financing activities	483,281	(36,994)	446,287

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

The Company’s significant estimates relate to allocation of the purchase price paid for acquired businesses, valuation of goodwill and intangible assets, credit losses, income taxes, and litigation provision.

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

During the first quarter of 2022, the Company completed its agreement with Skrill-related entities by which it acquired 100% of the equity interest of Skrill USA. As a result, Skrill USA has been accounted for as a wholly owned subsidiary and no longer represents a VIE or non-controlling interest to the Company subsequent to December 31, 2021. The change in ownership was accounted for as an equity transaction, with no gain or loss recognized. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest and is reflected as a capital contribution in the Consolidated Statements of Shareholders' Equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and high quality, short-term money market instruments with an original maturity of three months or less. Cash equivalents are based on quoted market prices, a Level 1 fair value measure.

Customer accounts and other restricted cash, net

As part of the settlement cycle, the Company receives customer funds either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. The Company operates and holds this type of customer fund in both regulated and non-regulated entities.

For regulated entities, the Company is required to comply with certain safeguarding requirements of customer funds. Depending on the underlying regulations, the Company may satisfy these safeguarding requirements either by placing cash or cash equivalents in a segregated bank account, by ensuring the funds are with an authorized insurer or by obtaining guarantees from an authorized credit institution. The cash and cash equivalents held in a segregated bank account to meet these safeguarding requirements are included in “customer accounts and other restricted cash, net” and represent a majority of the balance. For non-regulated entities, all customer funds held in a segregated bank account are included within “customer accounts and other restricted cash, net.”

Customer accounts and other restricted cash, net include cash and cash equivalents with a maturity of three months or less. The Company holds these cash and cash equivalents in its own segregated bank accounts and has the ability to direct the use of funds, even if safeguarded.

As of December 31, 2021, $387,456 of cash held in escrow related to the draw down of the USD Incremental Term Loan is presented within "Customer accounts and other restricted cash, net." This cash was restricted from use until the completion of the SafetyPay acquisition which completed in the first quarter of 2022 (See Note 14). This has been presented as a financing inflow in the Consolidated Statements of Cash Flows for the year ended December 31, 2021.

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

The Company had settlement receivables, net from the following parties:

	As of December 31,
	2023	2022
Third party payment processors	$86,515	$75,573
Distribution partners	84,709	72,201
Total	$171,224	$147,774

Settlement receivables are initially measured at fair values and subsequently measured at their amortized cost less allowance for credit losses. Refer to Allowance for credit losses below for the measurement of the allowance for credit losses.

The cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" (collectively, "Settlement funds - merchants and customers, net") are presented on a net basis within financing activities within the Consolidated Statements of Cash Flows.

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

Recoveries from freestanding credit enhancements, such as certain insurance contracts are not included in the estimate of expected credit losses. An insurance recovery asset is recognized in "Prepaid expenses and other current assets" in the Consolidated Statements of Financial Position at the time an incurred loss and the recovery of the receivable is probable. Recoveries are recognized within "Selling, general & administrative" within the Consolidated Statements of Comprehensive Loss.

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

Depreciation expense is recorded in the Consolidated Statements of Comprehensive Loss in “Depreciation and amortization” or "Selling, general and administrative" depending on the nature of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statements of Comprehensive Loss.

Leases

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. We recognize lease extension and termination options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2023, the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

For short term leases, the Company recognizes lease payments on a straight-line basis in the Consolidated Statements of Comprehensive Loss in the period in which the obligation is incurred. During the year ended December 31, 2023, short term lease expense was not significant. For the Company's data center leases, where the consideration for lease and non-lease components is not separated, we apply the practical expedient to combine the lease and non-lease components.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise, fixed lease payments (including in-substance fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date. During the years ended December 31, 2023, 2022 and 2021 the amount of variable lease expense incurred was not significant.

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

Intangible assets are amortized using the straight-line method over the expected life of the intangible asset on the following basis:

Brands	3 - 14 years
Computer Software	3 - 10 years
Customer Relationships	2 - 15 years

Software development costs

The Company develops software that is used in providing services to customers. Costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins when both of the following occur: 1) the preliminary project stage is completed, and 2) management, with the relevant authority, authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the software is substantially complete and ready for its intended use. Capitalized costs include payroll and payroll-related costs, including external consulting fees. Capitalized costs incurred to develop software for internal use are capitalized to "Intangible assets, net" and amortized on a straight-line basis over an estimated useful life of three to ten years and are recorded as “Depreciation and amortization” on the Consolidated Statements of Comprehensive Loss. Costs related to maintenance of internal use software are expensed as incurred.

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use. Research and development expense for the year ended December 31, 2023, 2022 and 2021 were $7,278, $7,377, and $8,574.

Cloud computing arrangements

For cloud computing arrangements that are a service contract, the Company capitalizes certain implementation costs that are directly related to the configuration of the cloud computing software for internal use, which includes certain employee costs and third-party costs. Capitalized implementation costs are expensed on a straight-line basis over the term of the associated hosting arrangement, which is the non-cancellable period of the arrangement and periods covered by renewal options that the Company is reasonably certain to exercise. Capitalized amounts related to such arrangements are recorded within "Prepaid expenses and other current assets" and within "Other assets - non-current" in the Consolidated Statements of Financial Position and amortized to "Selling, general and administrative" expenses in the Consolidated Statements of Comprehensive Loss.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition date amounts of the identifiable assets and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Payments related to contingent consideration made on or within three months of the business combination date is viewed as an extension of the business combination, and such payments are classified as investing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date to settle the contingent consideration liability recognized at fair value as of the acquisition date (including measurement-period adjustments) less payments made on or within three months of the business combination date are classified as financing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date that exceed those classified as financing activities are classified as operating activities in the Consolidated Statements of Cash Flows. There were no business combinations for the year end December 31, 2023. Refer to Note 14 for prior year business combinations.

Funds Payable and Amounts Due to Customers

When electronic money (“e-money”) is issued, the Company recognizes a liability to the customer equal to the amount of electronic e-money that has been issued. The liability is due to the customer prior to the funds being used.

In addition, where the Company is in the flow of funds in the transaction settlement cycle, a liability is recognized for the amount owed to the merchants. A majority of these transactions are net settled, whereby the amounts due to merchants are settled net of the revenue transaction fees owed by the merchant.

These amounts are presented as “Funds payable and amounts due to customers” in the Company’s Consolidated Statements of Financial Position. Refer to Settlement Receivables, net above regarding cash flow classification.

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

For both of our segments, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. An area of significant judgment involves determining whether goods and services are considered distinct performance obligations that should be accounted for separately, or together as one performance obligation. This includes determining whether distinct services are part of a series of distinct services that are substantially the same. The Company’s promise to stand ready to provide electronic payment services is not based on a specified number of transactions, but rather is a promise to process all the transactions needed each day. As such the nature of the promise is that of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation for which the measure of progress is time. The Company recognizes revenue as it satisfies a performance obligation by transferring control over the service to a customer for which the timing and quantity of transactions to be processed is not determinable at the inception of the contract.

Revenue is recognized net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

The Company has presented disaggregated revenue at the segment level (See Note 21).

Merchant Solutions

Merchant Solutions services are primarily derived from processing credit and debit card transactions for merchants. The Company does not contract directly with consumers within our Merchant Solutions segment; as such, our contracts in this segment are all written contractual agreements primarily in two main categories. The first category includes contracts with our sponsor banks and processing partners, which are typically long-term contractual relationships with durations of 5 years, but continuing in effect with automatic renewals of one year or longer. These agreements usually have termination clauses requiring written notice and 90 to 180-day notice periods. The second category is our contracts with merchants. The contracts with merchants are tri-party agreements, usually between the Company, the merchants and sponsor banks with durations of three years followed by annual auto-renewals at the end of the terms. Termination clauses generally require 30 days written notice and can be terminated without significant penalty. While the duration of contacts may differ, the primary source of revenue is consistent across segments and consumer base.

Some of the Company’s contracts with customers include promises to transfer multiple goods and services, which are primarily point of sale terminals. The Company also concluded that the goods offered in our contracts, are not material individually or in the aggregate to the contract and no allocation of consideration is made to those goods.

The majority of our payment services are priced as a percentage of transaction value or a specified fee of the payment volumes processed or as a charge per transaction. We also charge other fixed fees on a monthly or annual basis which are assessed based on specific services that may be unrelated to the number of transactions or transaction value for various ancillary items which can include foreign exchange services for settling foreign currency transactions, gateway services, fraud and risk management services and charges for accepting alternative payments.

Given the nature of the promise and that the underlying fees are based on unknown quantities of transactions or outcomes of services to be performed over the contract term, the total consideration is determined to be variable. The Company allocates the variable fees to the individual day in which the services were wholly performed and for which it has the contractual right to bill those wholly performed services under the contract. Therefore, we measure revenue for our payment service daily based on the services that are performed on that day.

The Company has concluded that its performance obligation is to facilitate payment services that are provided by other parties and therefore the nature of the Company's performance obligation is that of an agent. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

The nature of our billing depends on whether we are in the flow of the funds. When we are in the flow of funds, we can direct debit our fees and settle with our customers on a net basis. When the Company does not have direct access to debit our customer accounts, we typically collect by billing our merchant banking partners on a monthly basis, and our invoices are due immediately upon receipt.

Digital Wallets

Digital Wallets services are offered through the NETELLER and Skrill brands. In addition, the Digital Wallets segment also offers prepaid payment vouchers through the paysafecard, paysafecash, SafetyPay and PagoEfectivo brands which are sold directly to customers through third-party distributors and online payment accounts. The Company’s consumer facing contracts have online terms and conditions that the consumers agree on as terms of business; these are typically open ended and can be terminated without penalty by either party. Therefore, these contracts are essentially defined at the transaction level and there is no commitment to provide further services beyond the services already provided. Our merchant contracts in the Digital Wallets segment are formal written contractual agreements with merchants who accept our services on their platforms. These contracts are longer-term relationships structured as open-ended contracts and are typically cancellable by either party with 30 to 60-day written notice without significant penalty.

Consumer and merchant revenues are earned either as a fee calculated as a percentage of funds processed or as a charge per transaction, pursuant to the respective consumer and merchant agreements, as well as fees from cross-currency transactions. We also charge monthly maintenance fees for wallets that have periods of inactivity. For customers who purchase prepaid payment vouchers, we consider the redemption of the voucher to be the point in which we earn revenue. The Company does have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and credit card networks before those services are transferred to the customer. The Company also has full discretion in determining the fees charged. As a result the Company presents revenue on a gross basis for the Digital Wallets segment.

We typically have the authority to directly debit our consumers’ pre-funded digital wallet accounts and the merchant wallet accounts, as such, when we earn revenue from transaction fees we are not required to separately bill for amounts earned and collectability is reasonably assured.

Interest revenue

Interest revenue is earned on the funds held on behalf of customers and is accrued on a monthly basis, by reference to the principal outstanding and at the effective interest rate applicable. While this is not revenue earned from contracts with customers, interest revenue on consumer funds held by the Company is presented in "Revenue" as it is earned on funds that are held as part of the Company’s revenue generating activities.

Cost to obtain and fulfill a contract

We capitalize sales commissions for new contract acquisitions payable to third party agents or employees of Paysafe in the sales function when it is determined that these costs are (i) recoverable, (ii) would not be incurred if the new contract was not obtained and (iii) have an expected period of benefit of one year or greater. The capitalized costs are amortized on a straight-line basis over the expected period of benefit to Selling, general and administrative expense. Capitalized incremental sales commissions are not material. The Company has elected to expense incremental costs of obtaining a contract when incurred when the amortization period for those assets is one year or less per the practical expedient under the Revenue Standard.

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Incremental costs to fulfill customer contracts are not material.

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

Digital Wallets: Cost of services (excluding depreciation and amortization) in connection with the services offered under the NETELLER and Skrill brands as described above is primarily composed of the costs the company incurs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions in order to draw funds from a customer’s credit or debit card, bank account, or other funding source they have stored in their digital wallet accounts. Cost of services (excluding depreciation and amortization) in relation to the paysafecard, paysafecash, SafetyPay and PagoEfectivo brands is primarily comprised of commissions paid to distributors.

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

Deferred equity costs

Transactions costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction. There were no deferred equity costs for any of the years presented within these financial statements.

Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions. Expense recognized for defined contribution plans for the year ended December 31, 2023, 2022 and 2021 was $5,582, $5,654, and $5,782, respectively.

Self-insurance liabilities

Effective January 1, 2023, we began to self-insure for certain losses related to United States employee medical and prescription drug benefit claims, a portion of which is paid by employees. We hold specific and aggregate excess loss insurance benefit coverage to limit significant exposure to these claims. Self-insured liabilities and related expenses are based upon actual claims filed and an estimated liability of claims incurred but not reported (“IBNR”). The liabilities are actuarially determined based primarily on our historical claims activity, claims payment patterns, and medical cost trends. In addition, we record receivables for amounts expected to be reimbursed for payments made in excess of stop-loss coverage.

The self-insurance liability represents the best estimate of future payments to be made on reported and unreported losses as of December 31, 2023. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liabilities may change. As of December 31, 2023, the self-insurance liability was not material and no receivables were recorded for payments in excess of our self-insured levels.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2023, 2022 and 2021 was $38,833, $35,280, and $38,509, respectively.

Foreign currencies

The Company has operations in foreign countries whose currency differs from the functional currency of the Company and its subsidiaries. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income (loss) for the period. Foreign exchange gains and losses are included within “Other income, net”.

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

There were no material transfers of account balances between the three levels of hierarchy for the years ended December 31, 2023 and 2022.

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

Warrants

The Company accounts for warrants as derivative liabilities under ASC 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock. The warrants were initially recorded at fair value on the closing date of the Transaction (March 30, 2021 as described in Note 2) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / (expense), net” in the Consolidated Statements of Comprehensive Loss. As of December 31, 2023 and 2022, the warrants consisted solely of public warrants.

Share-based compensation

The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation - Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards.

Under the Company's current 2021 Omnibus Plan, the grant date fair value of restricted stock units is determined using the Company’s stock price on the date of grant. These awards are subject to a service condition or a performance condition. The awards with a service condition vest ratably over three years and the share-based compensation expense is recognized over this requisite service period using the straight-line method. The awards with a performance condition vest at the end of one- or three-years and the number of stock units that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. Share-based compensation expense for these awards are recognized over the requisite service period and as the performance targets are considered probable of being achieved.

The grant date fair value of stock options is determined using a Black Scholes model. The determination of the grant date fair value was affected by assumptions including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award, time expected to expiration and expected dividends. The options have a contractual ten-year life and vest annually in equal increments over three years. Compensation expense is recognized on a straight line basis over the vesting period.

Under the Company's previous 2018 Pi Jersey Topco Limited Plan, the grant date fair value of A ordinary shares and B ordinary shares was determined using a Monte Carlo method. The determination of the grant date fair value was affected by assumptions regarding a number of complex and subjective variables, including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. The awards were subject to a service condition, a performance condition and a market condition. As of December 31, 2023, the share-based compensation was fully expensed as the vesting conditions were met upon completion of the Transaction (See Note 2 and 16). Additional shares are not expected to be granted from this plan.

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

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and could be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. Our exposure to LIBOR is limited to our Term Loan Facility (USD), Revolving Credit Facility (USD) and derivative instruments.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), which defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

The Company has applied the optional expedient in the standard to the debt amendment dated April 13, 2023, and the derivative instrument with the changes in rate accounted for prospectively (See Note 9 and 10).

Business Combinations

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This update improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) recognition of an acquired contract liability and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. This guidance will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and is applied prospectively to acquisitions occurring after the effective date. The Company adopted this new guidance effective January 1, 2023. This new guidance did not have an impact on our consolidated financial statements.

Supplier Finance Programs

In September 2022, the FASB issued ASU 2022-04 Liabilities - Supplier Finance Programs. This update enhances transparency about an entity’s use of supplier finance programs. The buyer in a supplier finance program is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll-forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments in this update will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, except for the amendment on roll-forward information which is effective for fiscal years beginning after December 31, 2023. Early adoption is permitted. The Company adopted this new guidance, with the exception of the roll-forward information, effective January 1, 2023. This new guidance did not have a material effect on our consolidated financial statements. As of December 31, 2023, the Company did not have any supplier finance arrangements.

Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

In June 2022, the FASB issued ASU 2022-03, which amends Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This updated clarifies guidance for fair value measurement of an equity security subject to a contractual sale restriction and establishes new disclosure requirements for such equity securities. This update is effective for fiscal years beginning after December 15, 2023 and for interim periods within those fiscal years, with early adoption permitted. The Company adopted this new guidance on January 1, 2024 which did not have an impact on our consolidated financial statements.

Accounting Pronouncements not yet Adopted

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, which amends Segment reporting (Topic 280). This update enhances reportable segment disclosure requirements, primarily by requiring disclosure of the significant segment expenses for each reportable segment that are regularly provided to the Chief Operating Decision Maker, and aligning the segment reporting disclosure requirements in interim and annual reporting periods. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company expects to adopt this guidance in our December 31, 2024 annual financial statements and this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Crypto Assets

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto assets. This update provides guidance on the accounting for and disclosure of crypto assets by requiring that crypto assets that meet criteria defined by the ASU to 1) be measured at fair value separately from other intangible assets in the statement of financial position, 2) to present remeasurement separately from other changes in other intangible assets in the statement of comprehensive income, and 3) to enhance disclosure requirements related to the crypto assets, including providing roll-forward information of crypto asset holdings. This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted.

The Company purchases cryptocurrency assets on behalf of its customers. All the risks and rewards associated with those assets are transferred to the customer at the time of purchase and the Company has no ability to control the assets and no requirement to safeguard the assets. As a result, the Company does not recognize either the cryptocurrency asset or liability to the customer on its balance sheet. The Company expects to adopt ASU 2023-08 on January 1, 2025 which is not expected to have a material impact on the Company’s consolidated financial statements.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 270). This update enhances income tax disclosure requirements, primarily by requiring public companies to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company expects to adopt this guidance on January 1, 2025 which is not expected to have a material impact on the Company’s consolidated financial statements.

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

During the fourth quarter of 2022, the Company was notified that 100% of the LLC Units were surrendered by the FTAC Founder and were subsequently cancelled. There was no consideration provided to the FTAC Founder by the Company in lieu of surrendering or cancelling the LLC Units. As a result, as of December 31, 2022, the non-controlling interest was eliminated and recorded as a capital contribution from a related party in an equivalent amount. There was no impact to the Statement of Comprehensive Income as a result of the cancellation as there was no benefit or consideration provided in exchange for cancelling the LLC units.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. Refer to Note 1 for initial recognition, subsequent measurement and impact of the RSS on the Warrants.

As of December 31, 2023, all 53,900,329 warrants were considered Public Warrants and no warrants were held by a related party.

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

In connection with the modification described above for the year ended December 31, 2021, an initial share-based compensation liability of $13,124 was recognized with $5,123 reclassified from “Additional paid in capital” and the remainder expensed in the current period. As of December 31, 2023 and 2022, the share-based compensation liability was $5,809 and $9,237, respectively. The change during the year ended December 31, 2023 was due to redemptions of $3,707, offset by fair value adjustments and foreign exchange. The liability is classified as a current or non-current liability within the Consolidated Statements of Financial Position based on the expected timing of the redemption of shares. Refer to Note 16 for further information on all share-based compensation liabilities.

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

3.
Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company. The weighted average shares calculation reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction. The historical outstanding shares have been recast to give effect to the Reverse Stock Split (See Note 1).

The Company uses the treasury stock method of calculating diluted net loss per share attributable to the Company. For the years ended December 31, 2023, 2022 and 2021, we excluded all potentially dilutive restricted stock units, stock options, warrants and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive.

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share attributable to the Company.

	Year ended December 31,
	2023	2022	2021
Numerator
Net loss attributable to the Company - basic	$(20,251)	$(1,862,655)	$(110,954)
Net loss attributable to the Company - diluted	$(20,251)	$(1,862,655)	$(110,954)
Denominator
Weighted average shares – basic	61,434,238	60,519,640	60,309,384
Weighted average shares – diluted	61,434,238	60,519,640	60,309,384
Net loss per share attributable to the Company
Basic	$(0.33)	$(30.78)	$(1.84)
Diluted	$(0.33)	$(30.78)	$(1.84)

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

Income tax benefit

The components of income / (loss) before taxes for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

	For the Year Ended December 31,
	2023	2022	2021
United Kingdom	$24,130	$(620,591)	$(447,808)
United States	(80,969)	(993,786)	(73,789)
Foreign Other	77,428	(300,409)	326,159
Income / (loss) from operations before taxes	$20,589	$(1,914,786)	$(195,438)

Income tax expense / (benefit) comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statements of Comprehensive Loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax expense / (benefit) consists of the following:

	For the Year Ended December 31,
	2023	2022	2021
Current:
United Kingdom	$(3,447)	$4,638	$(4,364)
United States	2,247	3,004	(25,926)
Foreign Other	22,348	22,732	42,173
Total	21,148	30,374	11,883

Deferred:
United Kingdom	15,764	(25,416)	(90,345)
United States	11,395	(52,225)	4,468
Foreign Other	(7,467)	(5,235)	(11,116)
Total	19,692	(82,876)	(96,993)
Income tax expense / (benefit)	$40,840	$(52,502)	$(85,110)

The effective tax rate for the years ended December 31, 2023, 2022 and 2021 was 198.4%, 2.7%, and 43.5%, respectively. The reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the Year Ended December 31,
	2023	2022	2021
United Kingdom corporate tax rate	23.5%	19.0%	19.0%
Changes in respect of prior periods	41.6%	0.4%	8.2%
Rate change	4.5%	0.3%	1.8%
Expenses not deductible for tax purposes	9.5%	(0.2)%	(9.4)%
Tax effect of short fall on share-based compensation	22.3%	(0.2)%	—
Impairment losses not deductible for tax purposes	—	(15.8)%	—
Gains and losses not subject to income tax	(1.5)%	0.2%	0.6%
Withholding tax on unremitted earnings	8.7%	(0.1)%	—
Foreign tax on capital gains	—	(0.4)%	—
Movement in deferred tax not recognized	131.9%	(1.8)%	1.4%
Movement in tax losses not recognized	(7.0)%	0.1%	—
Foreign income taxed at different rates	(31.8)%	1.2%	21.3%
Other	(3.3)%	—	0.6%
Effective tax rate	198.4%	2.7%	43.5%

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

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	For the Year Ended December 31,
	2023	2022	2021
Beginning unrecognized tax benefits	$16,769	$16,744	$18,784
Increases related to prior year tax positions	-	-	4,451
Decreases related to prior year tax positions	(1,302)	(66)	(3,912)
Increases related to current year tax provisions	464	562	589
Decreases related to current year tax positions	-	-	(1,013)
Decreases related to settlement with tax authorities	(7,896)	(471)	(2,155)
Closing unrecognized tax benefits	$8,035	$16,769	$16,744

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2023, 2022 and 2021 is $8,035, $16,769, and $16,744, respectively, which is recorded within “Accounts payable and other liabilities” within the Consolidated Statements of Financial Position (See Note 11). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31, 2023 was $2,630 and $134, respectively, as of December 31, 2022 were $1,620 and $164, respectively, and as of December 31, 2021 were $1,276 and $166, respectively.

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

There are certain foreign subsidiaries for which deferred taxes have not been recognized on outside basis difference on the basis that they are indefinitely reinvested or distributable earnings may be repatriated tax-free. As of December 31, 2023, 2022 and 2021, the amount of such taxable temporary differences totaled $725,029, $680,616 and $811,957, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $3,706, $2,720 and $2,441, respectively.

Deferred taxes have been recognized for certain foreign subsidiaries where the permanently reinvested assertion has not been applied. As of December 31, 2023, 2022 and 2021, the amount of such taxable temporary difference totaled $55,059, $27,792 and $0, respectively, and the amount of deferred tax liability recognized on this temporary difference is $2,812, $1,390 and $0, respectively.

For our domestic subsidiaries in the United Kingdom, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	For the Year Ended December 31,
	2023	2022
Deferred tax assets:
Property and equipment	$9,688	$3,607
Intangible assets	83,800	127,556
Carry forward tax losses	136,303	146,358
Excess interest carry forward	104,999	101,547
Accrued and unpaid expenses	20,725	14,010
Financial instruments	7,844	10,465
Other	10,325	14,605
Total deferred tax assets	373,684	418,148
Valuation allowance	(113,491)	(92,019)
Net deferred tax assets	260,193	326,129
Deferred tax liabilities:
Property and equipment	(6,661)	(5,445)
Intangible assets	(277,537)	(319,167)
Other	(10,427)	(15,770)
Total deferred tax liabilities	(294,625)	(340,382)
Net deferred tax liabilities	$(34,432)	$(14,253)

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Consolidated Statements of Financial Position. As of December 31, 2023, $182,920 of the $260,193 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31, 2022, $221,591 of the $326,129 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $77,273 and $104,538 are reflected as “Deferred tax assets” within the Consolidated Statements of Financial Position as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the gross deferred tax liability of $294,625 is presented on the Consolidated Statements of Financial Position on a net basis with $182,920 of deferred tax assets, reflected as a deferred tax liability of $111,705. As of December 31, 2022, the gross deferred tax liability of $340,382 is presented on the Consolidated Statements of Financial Position on a net basis with $221,591 of deferred tax assets, reflected as a deferred tax liability of $118,791.

As of December 31, 2023, 2022 and 2021, the Company has net operating loss carry forwards of $529,742, $554,695, and $508,434, respectively. As of December 31, 2023, $172,698 of those carry forwards will expire between December 31, 2023 and December 31, 2050 if not utilized. The remaining balance of $357,044 are indefinite loss carry forwards with no expiry date.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2023 and 2022, the valuation allowance for the Company was $113,491 and $92,019, respectively. The current movement primarily relates to the increase of the valuation allowance on excess interest expenses carried forward in the US. The increase in the valuation allowance during the year ended December 31, 2023 was $21,472 and the increase in the valuation allowance during the year ended December 31, 2022 was $40,043.

5.
Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions (3)	Digital Wallets (4)	Total
December 31, 2021	$1,796,591	$1,853,446	$3,650,037
Additions (1)	—	284,239	284,239
Purchase price adjustments (2)	—	(11,938)	(11,938)
Foreign exchange	—	(41,019)	(41,019)
Impairment	(1,159,145)	(723,042)	(1,882,187)
December 31, 2022	$637,446	$1,361,686	$1,999,132
Foreign exchange	—	24,270	24,270
December 31, 2023	$637,446	$1,385,956	$2,023,402

(1)
Additions to goodwill within the Digital Wallet segment related to SafetyPay (See Note 14).
(2)
Purchase price adjustments mainly related to deferred tax asset on SafetyPay net operating losses.

(3)
Accumulated impairment loss was $1,159,145 as of December 31, 2023 and 2022 and $0 as of December 31, 2021 within the Merchant Solutions segment.
(4)
Accumulated impairment loss was $723,042 as of December 31, 2023 and 2022 and $0 as of December 31, 2021 within the Digital Wallets segment.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to a sustained decline in stock price and market capitalization in the current year, we concluded that an impairment indicator of goodwill was present in both the Merchant Solutions and Digital Wallets segments as of June 30, 2023. In addition, as a result of the current market environment and regulatory restrictions in the Digital Wallets segment, an impairment indicator was identified in the Digital Wallets segment as of December 31, 2023. Impairment indicators related to a sustained decline in stock price was identified in the prior year in both segments as of March 31, 2022 and June 30, 2022.

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

Based on the analysis' performed, no goodwill impairment expense was recognized during the year ended December 31, 2023. Goodwill impairment expense for the years ended December 31, 2023, 2022 and 2021 was $0, $1,159,145 and $0, respectively, in the Merchant Solutions segment and $0, $723,042 and $0, respectively, in the Digital Wallets segment. There have been no other events or changes in circumstances subsequent to the testing date that would indicate further impairment of these reporting units.

6.
Intangible assets

As of December 31, 2023 and 2022, the Company’s intangible assets consisted of the following:

	As of December 31,
	2023	2022
Brands	$168,508	$165,283
Software development costs	880,764	787,492
Customer relationships	1,541,507	1,505,839
Computer software	39,311	38,857
Gross carrying value	2,630,090	2,497,471

Brands	101,197	83,317
Software development costs	578,383	472,791
Customer relationships	756,463	624,756
Computer software	30,112	25,149
Accumulated amortization	1,466,155	1,206,013
Intangible assets, net	$1,163,935	$1,291,458

During the years ended December 31, 2023 and 2022 we recorded intangible assets of $31,393 and $64,606, respectively, related to the acquisition of merchant portfolios which were accounted for as asset acquisitions, inclusive of contingent consideration payable. During the year ended December 31, 2023 and 2022, we recorded intangible assets of $0 and $223,300, related to business combinations. A majority of the remaining capital expenditures relate to software development costs. We had unpaid capital expenditure purchases of approximately $384, $852 and $4,123 at December 31, 2023, 2022, and 2021 respectively which was included in "Accounts payable and other liabilities" within the Consolidated Statements of Financial Position. Capital expenditures are recorded as cash outflows from investing activities in the Company's Consolidated Statements of Cash Flows in the period they are paid.

Intangible assets acquired by the Company during the year ended December 31, 2023 and 2022 had the following expected weighted-average useful lives:

	2023	2022
Brands	n/a	5 years
Software development costs	3 years	3 years
Customer relationships	5 years	10 years
Computer software	3 years	3 years
Total weighted-average useful life	3.4 years	6.9 years

Amortization expense on intangible assets for the years ended December 31, 2023, 2022 and 2021 was $256,367, $260,328, and $252,202, respectively. We perform an annual reassessment of estimated useful lives of intangible assets. There were no material revisions to useful lives of intangible assets during the years ended December 31, 2023, 2022 and 2021.

The estimated amortization expense of intangible assets for the next five years is as follows:

2024	257,964
2025	252,595
2026	198,254
2027	124,576
2028	58,500

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. For the year ended December 31, 2023, due to the goodwill impairment indicator described above (Note 5), we concluded that an impairment indicator for certain asset groups was present within the Digital Wallets segment. An impairment analysis was performed for the impacted asset groups as of each reporting period which was based on an undiscounted cash flow model. As a result of the analysis, the assets were concluded to be recoverable at the asset group level. The impairment expense of $1,254 recognized for the year ended December 31, 2023 relates to specifically identified software development costs which had no future economic benefit. These impairments were predominantly in the Digital Wallets segment.

For the year ended December 31, 2022, due to the goodwill impairment recognized (see Note 5), we concluded that an impairment indicator for certain asset groups was present within these segments. An impairment analysis was performed for the impacted asset groups as of each reporting period which was based on an undiscounted cash flow model. As a result of the analysis, the assets were concluded to be recoverable at the asset group level. The impairment expense of $5,036 recognized for the year ended December 31, 2022, related to specifically identified software development costs which had no future economic benefit. This impairment was predominantly in the Merchant Solutions segment.

For the year ended December 31, 2021, due to reduced forecasted cash flows within the Digital Wallets segment, we concluded that an impairment indicator for certain intangible assets was present within this segment. Digital Wallets experienced decreased revenues associated with certain legacy merchant relationships and also reduced their forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment. As a result, an impairment analysis on Digital Wallets intangible assets was performed during the year ended December 31, 2021 and based on an undiscounted cash flow model, it was determined that certain of these assets were not recoverable. In calculating the impairment loss, management determined the fair value of these individual assets based on a discounted cash flow model for merchant relationships and relief from royalty method for certain brands using Level 3 inputs. Failure to achieve the expected cash flows due to higher than estimated attrition, obsolescence or other factors may cause a future impairment of intangible assets. Management’s key assumptions in determining the fair value include expected cash flows, discount rate and royalty rate. The Company recognized an impairment loss of $324,145 for the year ended December 31, 2021, the majority of which relates to the impairment described above. The impairment loss is recognized in the Consolidated Statements of Comprehensive Loss under “Impairment expense on goodwill and intangible assets” and is primarily related to the Digital Wallets segment.

7.
Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

		As of December 31,
	Estimated Useful Lives in years	2023	2022
Computer and communication equipment	2-5	$20,024	$23,502
Furniture and other equipment	3-5	17,125	12,555
Leasehold improvements	1-10	7,286	4,322
Accumulated depreciation		(27,222)	(28,432)
Property, plant and equipment, net		$17,213	$11,947

Depreciation expense related to property, plant and equipment for the year ended December 31, 2023, 2022 and 2021 was $7,778, $6,491 and $9,170, respectively, of which $712 has been recorded as part of selling, general and administrative expenses for the year ended December 31, 2023.

8.
Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the years ended December 31, 2023 and 2022, and 2021:

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for credit losses
Balance at December 31, 2021	$673	$8,642	$4,049	$6,927	$20,291
Credit loss provision	(641)	25,222	7,213	5,350	37,144
Write-offs	—	(22,929)	(5,691)	(126)	(28,746)
Other (1)	(32)	(377)	(173)	(85)	(667)
Balance at December 31, 2022	$-	$10,558	$5,398	$12,066	$28,022
Credit loss provision	—	16,840	4,945	(693)	21,092
Write-offs	—	(21,966)	(5,009)	(67)	(27,042)
Other (1)	—	(192)	(137)	344	15
Balance at December 31, 2023	$-	$5,240	$5,197	$11,650	$22,087

(1)
Other mainly relates to the impact of foreign exchange.
(2)
During the year ended December 31, 2023 and 2022, amounts from freestanding credit enhancements related to Settlement receivables, net represented recoveries of $94 and expenses of $1,603 which are recorded in "Selling, general and administrative" in the Consolidated Statements of Comprehensive Loss. These amounts are not recognized against expected credit losses (See Note 1).

Decrease in credit loss expense in 2023 compared to 2022 was mainly due to increased collection efforts within the Merchant Solutions segment. Write-offs are presented net of recoveries and were comparable in each reporting period

9.
Debt

Current Debt Facilities

On June 28, 2021, Paysafe refinanced its former debt facilities by entering into the following debt facilities:

•
$305,000 senior secured revolving credit facility (the “Revolving Credit Facility”).
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

The $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and the €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) were entered into on September 28, 2021 in connection with the SafetyPay and viaFintech acquisitions, respectively. As of December 31, 2021, the USD Incremental Term Loan and EUR Incremental Term Loan were fully drawn. As the SafetyPay acquisition had not been completed as of December 31, 2021, the cash drawn was held in escrow and was presented within "Customer accounts and other restricted cash" in the Consolidated Statements of Financial Position. Debt issuance costs of $16,765 were recorded in connection with this transaction which is reported as a deduction from the debt, presented under “Non-current debt” in the Consolidated Statements of Financial Position, and amortized using the effective interest rate method.

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

As of December 31, 2023 and 2022, $35,640 and $21,408, respectively, was drawn down on the Revolving Credit Facility.

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

Line of Credit

The Company’s Line of Credit is $75,000 and the maturity date is June 2025. The Line of Credit is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. As of both December 31, 2023 and 2022, the Company had outstanding balances of $75,000.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate (1)	Effective Interest Rate (2)	Facility maturity date	Principal outstanding at December 31, 2023 (Local Currency)	Principal outstanding at December 31, 2023 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR + 0.11%(4) + 2.75% (0.5% floor)	7.4%	Jun-28	885,942	$885,942
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.6%	Jun-28	645,748	712,666
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	465,028
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	345,581	345,581
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	7.7%	Dec-27	23,500	23,500
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	6.1%	Dec-27	11,000	12,140
Line of Credit	USD	Term SOFR (6) + 2.70%	8.1%	Jun-25	75,000	75,000
Total Principal Outstanding						$2,519,857

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of December 31, 2023.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	As of December 31,
	2023	2022
Principal outstanding	$2,519,857	$2,658,023
Unamortized debt issuance cost	(18,024)	(14,564)
Total	2,501,833	2,643,459
Short-term debt	10,190	10,190
Long-term debt	$2,491,643	$2,633,269

For the years ended December 31, 2023, 2022 and 2021, interest expense, including amortization of deferred debt issuance cost, was $151,148, $126,628, and $165,827.

Maturity requirements on non-current debt as of December 31, 2023 by year are as follows:

Years ending December 31,
2024	$10,190
2025	85,190
2026	10,190
2027	45,830
2028	1,557,848
2029 and thereafter	810,609
Total	$2,519,857

During the year ended December 31, 2023, the Company made mandatory principal payments of $10,190 under its Term Loan Facility. In addition, the Company repurchased $24,837 of Secured Notes and $153,345 of Term Loans during the year ended December 31,

2023. This resulted in a gain on repurchase of $10,758 recognized within "Other income, net" within the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2023.

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

As of December 31, 2023, we have committed to future repurchases of $12,446, which have a face value of $12,776.

On April 13, 2023, the Company entered into a debt amendment agreement to replace LIBOR with SOFR, following the Financial Conduct Authority's ("FCA") decision to phase out the use of LIBOR by June 30, 2023. The USD Term Loan Facility and USD Revolving Credit Facility previously bore interest at LIBOR plus margin. This contract modification qualifies for the relief provided in ASU 2021-01. The Company applied the optional expedient in the standard, accounting for the amendment as if the modification was not substantial and thus a continuation of the existing contract, with the change in rate accounted for prospectively.

Compliance with Covenants

The Company’s new facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the new facilities, of the Company and the restricted subsidiaries for the relevant period.

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

The Company was in compliance with its financial covenants at December 31, 2023 and 2022.

Letters of Credit

As of December 31, 2023 and 2022, the Company had issued letters of credit of approximately $135,413 and $121,960, respectively, for use in the ordinary course of business.

10.
Derivative instruments

The Company’s derivative instruments have consisted of interest rate swaps or interest rate cap agreements (collectively “interest rate contracts”). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt if interest rates rise above the strike rate on the contract. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other income, net” in the Consolidated Statements of Comprehensive Loss.

As of December 31, 2023 and 2022, the Company’s interest rate swap had a notional amount of $305,727 and $367,490, respectively and fair value of $10,427 and $17,321, respectively, which was recorded as a “Derivative financial asset” in the Consolidated Statements of Financial Position. The interest rate swap matures on March 31, 2026. The derivative financial instrument arrangement was entered into to manage its interest rate risk related to its current credit facilities, comprised of its Term Loan Facility and Secured Notes. On July 1, 2023, the reference rate index for the Company’s derivative financial instrument converted from LIBOR to the term SOFR reference rate administered by CME Group Benchmark Administration Limited (“SOFR”).

For the year ended December 31, 2023, 2022, and 2021, the Company recognized a gain / (loss) on derivatives of $3,314, $17,458 and $1,611, respectively, of which ($6,894), $17,321, and $8,585, respectively, is associated with the derivative instrument remeasured to fair value at the end of the reporting period. The fair value remeasurement is netted by $10,208, $137 and ($6,974) of monthly cash receipts / (payments) on the interest rate contracts (See Note 17 and 20).

In connection with the Refinancing on June 28, 2021, the Company's former debt facilities were repaid (see Note 9). As a result, all interest rate swaps and interest rate caps were cancelled as of December 31, 2021, reducing the derivative liability to zero and resulting in market value settlement cash payments of $41,483.

11.
Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2023	2022
Accounts payable	$49,670	$45,974
Other payables (1)	21,008	24,544
Accrued liabilities (2)	67,751	91,691
Payroll liabilities	35,646	33,186
Provisions and contingent liabilities (3)	28,624	46,134
Total	$202,699	$241,529

(1)
Other payables mainly consist of sales tax and value added tax payable and other miscellaneous payables.
(2)
Accrued liabilities mainly consist of the provision for customer payments, a majority of which was paid during the year ended December 31, 2023 (See Note 19) and general accrued expenses and external interest payable.
(3)
Provisions and contingent liabilities mainly consist of uncertain tax positions (See Note 4), allowance for credit losses related to financial guarantees and merchant overdrafts (See Note 8), and provisions recognized for certain litigation claims (See Note 19).

12.
Contingent and deferred consideration payable

Contingent and deferred consideration mainly relates to merchant buyouts and business combinations that are payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent and deferred consideration payable is comprised of the following balances:

Total
Balance at December 31, 2021	$30,815
Payments made during the year	(19,834)
Additions in the year	8,168
Fair value loss	9,075
Foreign exchange	(1,078)
Balance at December 31, 2022	$27,146
Payments made during the year	(10,680)
Additions in the year	958
Fair value loss	948
Foreign exchange	334
Balance at December 31, 2023	$18,706
Current portion of contingent and deferred consideration payable	$11,828
Non-current portion of contingent and deferred consideration payable	$6,878

During the year ended December 31, 2023, the Company recognized estimated contingent consideration payable of $958, a majority of which related to the acquisition of merchant portfolios. The Company paid $10,680 of the contingent consideration payable related to prior period business combinations and merchant portfolios acquired in prior years.

During the year ended December 31, 2022, the Company completed the acquisition of merchant portfolios, recognizing an estimated contingent and deferred consideration payable of $8,168, none of which was related to business combinations. The Company paid $19,834 of the contingent consideration payable in respect to prior period business combinations and merchant portfolios acquired in prior years. The Company recorded a $9,075 loss on contingent consideration payable, mainly related to a previous acquisition in which the terms of the agreement were modified during the year.

The contingent and deferred consideration of $18,706 is classified as a liability on the Consolidated Statements of Financial Position, of which $6,878 is non-current. The estimated amount of contingent consideration related to business combinations represents the maximum amount of possible payouts.

13.
Contingent consideration receivable

In connection with the Transaction in 2021, a contingent consideration receivable associated with the disposal of Paysafe Merchant Services Limited ("PMSL"), a previous subsidiary of Paysafe Group Limited, was transferred to PGHL as partial settlement of the shareholder term loan agreement with PGHL (see Note 22).

The remaining contingent consideration receivable balance at December 31, 2021 was $2,842, and related to a contingent consideration receivable recorded upon the disposal of a subsidiary. As of December 31, 2022, all payments related to the contingent consideration receivable had been received and there has not been additional activity related to contingent consideration receivables for the year ended December 31, 2023.

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

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on acquisition during the year ended December 31, 2022. No purchase price adjustments were recorded during the year ended December 31, 2023.

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

The Company incurred acquisition-related costs associated with this acquisition of approximately $13,863, of which $9,319 was recorded in "Restructuring and Other Costs" on the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022. The remaining costs were incurred in the year prior to acquisition.

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

Cash consideration	$285,166
Contingent and deferred consideration payable (1)	25,781
Other adjustments for working capital	(1,656)
Total purchase price	$309,291
Cash and cash equivalents	21,646
Prepaid expenses and other current assets	460
Trade and other receivables (2)	3,596
Deferred tax assets	74
Property, plant and equipment	216
Intangible assets (3)	129,036
Other assets - non-current	337
Trade and other payables	(24,101)
Deferred tax liability	(38,093)
Net assets acquired	$93,171
Goodwill (4)	$216,120

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

The unaudited pro forma consolidated revenues and net loss for the Company for the year ended December 31, 2021 and 2020 were as follows, had these acquisitions occurred on January 1, 2020. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisitions been completed as of January 1, 2020.

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

15.
Loss on disposal of subsidiaries and other assets, net

Pay Services India, LLC

During the year ended December 31, 2022, the Company disposed of 100% of the equity interest of Pay Services India, LLC, including $1,620 in cash. Consideration for the disposal was $1,056 payable in cash. The net cash outflow is recorded as an investing activity in the Consolidated Statements of Cash Flows. This disposal resulted in a loss of $1,359 for the year ended December 31, 2022 which is included in Corporate for segment reporting purposes.

16.
Share-based payments

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan ("2021 Plan") under which 10,580,754 shares were authorized for award as of December 31, 2023. The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been granted nor are expected to be granted in the future under the 2018 Plan. During the year ended December 31, 2022, all remaining nonvested shares under the 2018 Plan vested.

Share-based compensation expense recognized during the years ended December 31, 2023, 2022 and 2021 under both plans was $28,873, $62,354 and $101,770, respectively and is included in "Selling, general and administrative" expense in the Consolidated Statements of Comprehensive Loss. The related income tax (expense) / benefit for the years December 31, 2023 and 2022 was ($1,968) and $8,864, respectively. As of December 31, 2023 the unrecognized stock-based compensation expense was $44,638.

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

The weighted average grant date fair value of shares granted under the 2018 Plan for the year ended December 31, 2021 was $350.62. There were no shares granted under the 2018 plan during the year ended December 31, 2023 and 2022. The total grant date fair value of shares vested during the year ended December 31, 2021 was $71,630.

2021 Omnibus Incentive Plan (“2021 Plan”)

Restricted stock units

Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- to three-years. The weighted average period over which compensation is expected to be recognized related to RSUs is 1.8 years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the year ended December 31, 2023 and 2022 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

Certain PRSUs were granted during the year ended December 31, 2022 which are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares. At December 31, 2022, the share-based compensation expense and liability associated with these awards was $7,105, which is classified as a current liability within the Consolidated Statements of Financial Position based on the expected timing of the vesting of shares. There is no remaining expense to be recognized related to these awards. These awards were settled during the year end December 31, 2023 which resulted in conversion of the full liability to additional paid in capital in the Consolidated Statements of Shareholders' Equity. This conversion of $6,276 represents a non-cash investing and financing activity within the Consolidated Statements of Cash Flow.

The weighted average grant date fair value of shares granted under the 2021 Plan for the years ended December 31, 2023, 2022 and 2021 was $16.31, $35.75, and $99.60, respectively. The total grant date fair value of shares vested during the year ended December 31, 2023 2022 and 2021 was $47,983, $39,941, and $32, respectively.

The following table summarizes restricted stock unit activity during the year ended December 31, 2023.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2022	2,859,385	$45.95
Granted (1)	2,076,535	$16.31
Vested	(1,448,326)	$32.90
Forfeited	(702,719)	$41.75
Performance adjustments (2)	75,183	n/a
Nonvested as of December 31, 2023	2,860,058	$27.43

(1)
Represents RSUs and PRSUs based on performance target achievement of 100%.
(2)
Represents the adjustment to the number of PRSUs vested based on actual performance compared to target.

Stock options

During the year ended December 31, 2023, 2022 and 2021 there were 0, 166,666, and 0 stock options granted under the 2021 Plan, respectively. As of December 31, 2023, 55,554 were exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years. The weighted average period over which compensation is expected to be recognized related to stock options is 1.4 years.

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

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. As of December 31, 2023, the share price of the Company was less than the exercise price for all outstanding stock options. Therefore, the intrinsic value for stock options outstanding was zero. No stock options were exercised during the years ended December 31, 2023 and 2022.

Employee Share Purchase Plan

Beginning April 1, 2023, employees became eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares on the open market at the market price of the shares at the end of each six-month offering period. The offering periods begin on April 1 and October 1 of each year. The Company grants each participating employee one restricted stock unit for each four PSFE shares that are purchased on the last day of the offering period (“Match RSU Award”).

The Match RSU Award cliff vests one year from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under this Plan for participant contributions and Match RSU Awards is 2,083,333.

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

17.
Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2023 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	—	10,427	—
	$—	$10,427	$—

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$18,706
Warrant liabilities	1,423	—	—
Liability for share-based compensation (1)	—	—	5,809
	$1,423	$—	$24,515

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2022 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	$—	$17,321	$—
	$—	$17,321	$—

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$27,146
Warrant liabilities	3,094	—	—
Liability for share-based compensation (1)	—	—	16,342
	$3,094	$—	$43,488

(1)
As of December 31, 2023 and 2022, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction (Note 2). In addition, as of December 31, 2022, the balance also includes a liability for certain performance awards to be issued in a variable number of shares (Note 16).

There were no transfers between levels during the years ended December 31, 2023, 2022 and 2021. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 2 and 16 as it relates to Liability for share-based compensation and Note 12 as it relates to Contingent consideration payable.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Discount rate of 5.54%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other current assets, accounts payable and other liabilities, and funds payable and amounts due to customers approximate fair value given the short-term nature of these items. At December 31, 2023, the fair value of debt (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities approximated carrying value.

18.
Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2023	2022	2021
Operating lease expense	$8,937	$7,034	$9,523

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$8,294	$7,769	$9,357
Leased assets obtained in exchange for new operating lease liabilities	$498	$9,248	$2,314

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2023	2022	2021
Weighted-average remaining lease term	5.4 years	6.2 years	5.1 years
Weighted-average discount rate	6.3%	4.2%	4.6%

As of December 31, 2023, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2024	8,446
2025	6,208
2026	4,495
2027	3,163
2028	453
2029 and beyond	6,954
Total lease payments	29,719
Less: interest	(4,523)
Total lease liability	$25,196
Current portion of lease liability	8,233
Non-current portion of lease liability	16,963

19.
Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $2,200 and $10,300 as of December 31, 2023 and 2022, respectively, related to certain litigation proceedings. The decrease in the provision is related to a settlement during the year ended December 31, 2023. This amount is presented within “Accounts payable and other liabilities” in the Company’s Consolidated Statements of Financial Position.

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

In November 2020, we discovered that we were the target of a potential cyber security incident that involved an outside actor attempting to exploit a potential vulnerability residing in a web application used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity in the web application that potentially impacted approximately 100,000 merchants and agents. As of December 31, 2023, we had identified and addressed any potentially impacted merchant or agent. Amounts to be settled in connection with this incident are not material to the financial statements.

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

Financial guarantee contracts

Through services offered primarily in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for credit losses on financial guarantees as of December 31, 2023 and 2022 (See Note 8).

As of December 31, 2023, $12,200 of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the Consolidated Statements of Financial Position. This reserve is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. During the year ended December 31, 2023, $24,400 was deposited into the reserve and $12,200 was returned to the Company upon obtaining a letter of credit. These cash flows are presented as an investing activity within the Consolidated Statements of Cash Flows.

Contingencies

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Wallets business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. As a result, we recorded a provision of $33,603 related to this matter in "Restructuring and other" within the Consolidated Statements of Comprehensive Loss for the year end ended December 31, 2022. The remaining accrual at December 31, 2023 and 2022 was $2,206 and $18,502, respectively. The Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

20.
Other income, net

A summary of the amounts recorded in Other income, net is as follows:

	For the year ended December 31,
	2023	2022	2021
Foreign exchange (loss) / gain	$(7,434)	$38,289	$7,122
Fair value (loss) / gain on contingent consideration	(948)	(9,075)	13,443
Fair value gain on warrant liability (1)	1,671	32,481	222,611
Gain on derivative instruments (2)	3,314	17,458	1,611
Gain on debt repurchases	10,758	11,534	—
Other (3)	5,720	(6,909)	(5,126)
Other income, net	$13,081	$83,778	$239,661

(1)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the Consolidated Statements of Comprehensive Loss.
(2)
Gain on derivative instruments includes the non-cash fair value gain /loss on the instruments and the cash payments and receipts on derivatives.
(3)
Mainly relates to finance income, offset by certain banking fees and loss due to write-off of related party receivables in the prior year.
21.
Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments, which align with our reportable segments, are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; and Digital Wallets, which provides wallet based online payment solutions and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers. These two operating segments are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

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

The Company earns revenue from the sale of Merchant Solutions and Digital Wallets services. The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2023:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Total external revenue	$864,816	$697,341			$1,562,157
Interest revenue	$1,792	$37,189			$38,981
Intersegment revenue (2)	$11,738	$139		$(11,877)	$-
Total Revenue	$878,346	$734,669	$—	$(11,877)	$1,601,138
Adjusted EBITDA	$222,154	$318,706	$(82,197)	$-	$458,663

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2022:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Total external revenue	$809,751	$680,587	$—	$—	$1,490,338
Interest revenue	$221	$5,578	$—	$—	$5,799
Intersegment revenue (2)	$7,381	$-	$—	$(7,381)	$-
Total Revenue	$817,353	$686,165	$—	$(7,381)	$1,496,137
Adjusted EBITDA	$200,304	$289,413	$(79,766)	$-	$409,951

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2021:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Total external revenue	$736,969	$748,725	$—	$—	$1,485,694
Interest revenue	$19	$1,300	$—	$—	$1,319
Intersegment revenue (2)	$8,356	$-	$—	$(8,356)	$-
Total Revenue	$745,344	$750,025	$—	$(8,356)	$1,487,013
Adjusted EBITDA	$186,878	$332,090	$(75,070)	$-	$443,898

(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)
Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss from operations before taxes is as follows:

	Year Ended December 31,
	2023	2022	2021
Segments Adjusted EBITDA	$540,860	$489,717	$518,968
Corporate costs	(82,197)	(79,766)	(75,070)
Depreciation and amortization	(263,433)	(266,819)	(261,372)
Share-based compensation	(28,873)	(62,354)	(101,770)
Impairment expense on goodwill and intangible assets	(1,254)	(1,887,223)	(324,145)
Restructuring and other costs	(6,061)	(64,132)	(25,883)
Loss on disposal of subsidiaries and other assets, net	(386)	(1,359)	-
Other income, net	13,081	83,778	239,661
Interest expense, net	(151,148)	(126,628)	(165,827)
Income / (loss) before taxes	$20,589	$(1,914,786)	$(195,438)

Geographic Information

Revenue from external customers by major geographic region is based upon the geographic location of the customers who receive the Company's services. Interest revenue for the years ended December 31, 2023, 2022 and 2021 was $38,981, $5,799 and $1,319, respectively. Interest revenue is not included within this table as it was not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
United States of America	$824,919	$774,050	$683,338
Germany	102,639	103,488	127,119
United Kingdom	27,450	28,896	52,263
All other countries (1)	607,149	583,904	622,974
Revenue from external customers	$1,562,157	$1,490,338	$1,485,694

(1)
No single country included in the “All other countries” category generated more than 10% of revenues. The revenue included within this category is predominately earned in Latin America, North America and Europe.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022
United States of America	$14,909	$10,774
United Kingdom	11,968	11,768
Bulgaria	5,236	8,109
Canada	4,159	5,800
Austria	952	7,354
All other countries (1)	2,109	3,651
Total long lived assets, net	$39,333	$47,456

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

In the prior year, we entered into a lease with an affiliate of one of our directors. The balance of the right of use asset and lease liability as of December 31, 2023 was $2,867 and $3,327, respectively. We also have a ten-year license and risk management agreement with this same affiliate to provide data license and risk management solution services.

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

The remaining receivable related to payments made by the buyer to Topco that have not been transferred to the Company. This receivable was GBP denominated and the movement in the balance was due to foreign currency translation. During the year ended December 31, 2022, the company waived the right to the receivable, resulting in a loss which was recognized in "Other income/expense, net." As of both December 31, 2023 and 2022, the amounts owed from Topco related to the disposal of PMSL were $0.

Transactions with PGHL

In January 2018, Legacy Paysafe entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited. The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company. During the year ended December 31, 2021, in connection with the Transaction, the Company fully settled this loan through the following transactions, (i) an amount of $159,302 was settled in connection with the contingent consideration receivable transfer to PGHL (See Note 13), (ii) an amount of $26,000 was settled in connection with additional contributions from PGHL into Skrill USA, which were funded by Legacy Paysafe. PGHL owns 100% of Skrill USA’s share capital. As a VIE of the Company, Skrill USA’s equity and results were presented as non-controlling interest in the financial statements, and therefore this additional capital contribution was presented as “Contributions from non-controlling interest holders” in the Consolidated Statements of Shareholders' Equity and (iii) the remaining loan balance of $10,694 was released by PGHL as consideration for the issuance of 233,376 additional ordinary shares by Legacy Paysafe, which is presented as “Capital injection in Legacy Paysafe” in the Consolidated Statements of Shareholders' Equity.

The Company had a receivable from PGHL which is interest free and repayable on demand. During the year ended December 31, 2022, the company waived the right to the receivable, resulting in a loss which was recognized in "Other income/expense, net." As of both December 31, 2023 and 2022 this receivable balance was $0.

The amounts outstanding at December 31, 2021 were unsecured and no guarantees were given or received. No allowances for credit losses had been made for debts in respect of the amounts owed by related parties. There was no interest expense on related party transactions for the years ended December 31, 2023, 2022 and 2021.

23. Subsequent events

Subsequent to December 31, 2023, the Company entered into a new derivative financial instrument arrangement to further manage its interest rate risk related to its current credit facilities. The notional amount is $110,047 and the interest rate swap matures on December 31, 2027.