Form 20-F
period 2024-12-31
Paysafe Ltd
filed 2025-03-04
CIK 1833835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

c

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,888,304 common shares and 53,900,329 warrants.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

PAYSAFE LIMITED

INTRODUCTION

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. In this annual report on Form 20-F (including information incorporated by reference herein, the “Report”), references to “we,” “us,” “our,” “our business,” “the Company,” “Paysafe” and similar references refer to Paysafe Limited and, where appropriate, its consolidated subsidiaries.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of this Report:

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
•
Global and regional economic and political conditions could materially harm our business.
•
Catastrophic events or geopolitical conditions, including those related to regional instability, public health events such as pandemics and climate change, may adversely affect our business and financial results and damage our reputation.
•
We may not be successful at acquiring, investing and integrating businesses, entering into joint ventures or divesting businesses.
•
Our success depends on our relationships with banks, payment card networks, issuers and financial institutions.
•
Our revenues from the sale of services to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship and we are required to comply with payment card network operating rules.
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
•
We may not be able to adequately protect or enforce our intellectual property rights or third parties may allege that we are infringing their intellectual property rights.
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
•
Our efforts to expand our product portfolio and market reach and cross sell our products may not succeed, and if we fail to manage our growth effectively, our business could be materially harmed.
•
If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues could decline.
•
We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate and retain our employees could harm our ability to maintain and grow our business.
•
We face substantial and increasingly intense competition worldwide in the global payments industry.
•
Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.
•
Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could make certain of our activities prohibited.
•
We are subject to financial services regulatory risks.
•
We are subject to current and proposed regulations addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.
•
We must comply with money laundering regulations globally, and any failure to do so could result in severe financial and legal penalties.
•
Changes in the regulatory environment for digital assets could adversely affect our business.
•
Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.
•
Our use of open source software could compromise our ability to offer our products or services and subject us to possible litigation.
•
Changes in tax law, changes in our effective tax rate or exposure to additional tax liabilities could affect our profitability and financial condition.
•
We may be affected by Sections 1471-74 of the Code (“FATCA”) and other cross border automatic exchange of information provisions.
•
We are regularly subject to litigation, regulatory actions and government inquiries.
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
•
Our consolidated financial statements include significant intangible assets which could be impaired.
•
The IRS may not agree that Paysafe (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.
•
Our Principal Shareholders control 45% of our Company and their interests may conflict with ours or yours in the future.
•
As a foreign private issuer we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

•
The Company Bye-laws and Shareholders Agreement, as well as Bermuda law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Company Common Shares.
•
We may issue additional Company Common Shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of Company Common Shares.

v

DEFINED TERMS

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

“OECD” means the Organization for Economic Co-operation and Development.

“Omnibus Incentive Plan” means the Paysafe Limited 2021 Omnibus Incentive Plan attached as Exhibit H to the Merger Agreement.

“Paysafe Consolidated Financial Statements” means the Consolidated Statements of Financial Position of Paysafe Limited as of December 31, 2024 and 2023 and the related Consolidated Statements of Comprehensive Income / (Loss), Shareholders' Equity, and Cash Flows, for the three years ended December 31, 2024.

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

As of December 31, 2024 and 2023, the 2021 Senior Facilities and 2021 Secured Notes consist of the following:

•
$305.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), the maturity date of which is December 28, 2027;
•
$1,108 million first lien term loan facility (the “USD First Lien Term Loan”) of which $844 million was outstanding as of December 31, 2024 and €710 million first lien term loan facility (the "EUR First Lien Term Loan") of which €596 million was outstanding at December 31, 2024 (the "EUR First Lien Term Loan" and, together with the USD First Lien Term Loan, the “First Lien Term Loan”), the maturity date of which is June 28, 2028;
•
$400.0 million Senior Secured Notes (the “USD Notes”) of which $337 million was outstanding at December 31, 2024 and €435 million Senior Secured Notes (the "EUR Notes") of which €421 million was outstanding at December 31, 2024 (the EUR Notes and, together with the USD Notes, the “Senior Secured Notes”), the maturity date of which is June 15, 2029.

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

Paysafe Payment Revolving Credit Facility

Paysafe Payment Processing Solutions LLC (“Paysafe Payment”) has a credit agreement for a $75 million revolving credit facility with PNC National Bank, as administrative agent (as amended and restated on January 21, 2020, June 27, 2022 and July 15, 2024, the “Paysafe Payment Credit Agreement”).

On July 15, 2024, Paysafe amended the Paysafe Payment Credit Agreement to extend the maturity from June 27, 2025 to July 15, 2027.

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

Maturity

Principal amounts outstanding under the Paysafe Revolving Credit Facility are due and payable in full at maturity on July 15, 2027.

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

Our information technology (“IT”) security systems, software and networks and those of the customers and third parties with whom we interact may be vulnerable to unauthorized access (from the Internet, from within or by third parties), computer viruses or other malicious code, denial of service or other cybersecurity threats, which could result in the unauthorized access, loss, theft, changes to, unavailability, destruction or disclosure of confidential, proprietary, financial or personal information relating to merchants, customers and employees. Personal information includes details such as names, contact details, addresses, social security numbers, credit or debit card numbers, card expiration dates, driver’s license numbers, bank account numbers and bank routing information. Such events could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards and other monetary loss or have other material impacts on our business. We, like other financial technology organizations, as well as our customers and third parties with whom we interact, are routinely subject to cybersecurity threats and our and their technologies, IT systems and networks have faced cyberattacks in the past.

Third parties such as merchants, our distribution partners, our third-party payment processors and other third-party service providers and agents may also be subject to cyberattacks. We have ultimate liability to the payment networks and our partner banks for our failure or the failure of third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by governmental bodies, regulatory and supervisory bodies, the payment networks, consumers, merchants or others, and could harm our business and reputation. In addition, a breach or other cybersecurity incident at a third party with whom we interact could result in our inability to safeguard our customers' information and funds.

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

In addition, a significant cybersecurity breach of our systems or communications could result in payment networks prohibiting us from processing transactions on their networks or the loss of our sponsor banks that facilitate our participation in the payment networks, either of which could materially impede our ability to conduct our business. We may also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing, or violation of data privacy laws. In addition, our agreements with our sponsor banks and our third-party payment processors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our sponsor bank agreements. Although we generally require that our agreements with distribution partners or our service providers who may have access to merchant or consumer data include confidentiality obligations that restrict these parties from using or disclosing any merchant or consumer data except as necessary to perform their services under the applicable agreements, we cannot guarantee that these contractual measures will be followed or will be adequate to prevent the unauthorized access, use, modification, destruction or disclosure of data or allow us to seek damages from the contracted party. In addition, many of our merchants are small and medium businesses that may have fewer resources dedicated to data security and may thus experience data breaches. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation and cause us to incur significant losses.

Material privacy or security incidents may trigger SEC disclosure obligations, other applicable disclosure requirements, or be disclosed publicly even if there is no legally required disclosure. Incident disclosure may increase the risks of lawsuits or government enforcement action related to incidents, increase attention from malicious actors, and lead to greater regulatory scrutiny more generally. The occurrence of any such incidents, and the related responses (if any) by regulators or third parties, may result in adverse publicity and reputational harm to us.

Global and regional economic and political conditions could materially harm our business.

Our operations and performance depend significantly on global and regional economic and political conditions. We have extensive international operations and our customers are resident in over 120 countries and territories. Uncertainty about global and regional economic and political events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending in response to, among other factors:

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
•
complying with all applicable restrictions and sanctions that may impact our operations;
•
government austerity programs;
•
political or social unrest, economic instability, repression or human rights issues;
•
import or export regulations;
•
war and terrorism; and
•
other negative financial news, macroeconomic developments or pandemics.

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

Catastrophic events or geopolitical conditions, including those related to regional instability, public health events such as pandemics and climate change, may adversely affect our business and financial results and damage our reputation.

War, terrorism, political events, geopolitical instability, trade barriers and restrictions, public health issues, pandemics, natural disasters, or other catastrophic events have caused and could cause damage or disruption to the economy and commerce on a global, regional, or country-specific basis, which could have a material adverse effect on our business, our customers, and companies with which we do business. Such events could decrease demand for our products and services or make it difficult or impossible for us to deliver products and services to our customers. Geopolitical trends, including nationalism, protectionism, and restrictive visa requirements could limit the expansion of our business in those regions. Our business operations are subject to interruption by, among others, natural disasters, hurricanes, tornadoes, fire, power shortages, earthquakes, floods, nuclear power plant accidents, and events beyond our control such as other industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on our business, financial condition, and results of operations.

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

Our merchants, particularly in industries that are most impacted by pandemics, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives due to a pandemic, which could materially and adversely impact our business. A pandemic may also lead to slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. We may also experience an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations. Such an event could adversely affect and materially adversely impact our business, results of operations and overall financial condition in future periods.

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

To the extent that any pandemic or other geopolitical conditions adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses.

We plan to pursue strategic acquisitions, investments, and joint ventures to enhance our capabilities, expand service offerings, and enter new markets. While we have successfully expanded into regions like Latin America, we may face challenges in broader plans for market growth, including difficulties identifying suitable opportunities, completing transactions, or achieving desired outcomes. Integration of acquired businesses poses risks, such as disruption of operations, resource demands, and challenges assimilating employees and cultures. We may face costs related to retention payments, severance, legal fees, and asset impairments, potentially affecting profitability. Entering unfamiliar markets or competing with established players could also limit success.

There is no guarantee we will realize expected returns or strategic goals from acquisitions or joint ventures, and unforeseen liabilities or regulatory issues could arise. Litigation, tax increases, or unfavorable accounting treatments might further impact results. If we are unable to complete the number and kind of investments for which we plan, or if we are inefficient or unsuccessful at finding a suitable target or at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services.

We also evaluate asset divestitures, which may disrupt operations, require management focus, or lead to financial liabilities. Pre-closing conditions or regulatory approvals could delay or prevent transactions. Divestitures may also involve continued financial involvement in or liability with respect to the divested assets and businesses, such as indemnities or other financial obligations, in which the performance of the divested assets or businesses could impact our results of operations. Any divestiture we undertake could adversely affect our results of operations.

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
•
new banking relationships: due to our focus on large entertainment verticals and the associated risks, there may be a long lead time associated with establishing new or replacing banking and non-bank payment partner relationships due to the extensive level of compliance due diligence required by the banks and providers;
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

Payment networks, such as Visa, Mastercard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the payment networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks .may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. Furthermore, the networks may levy fines on our sponsor banks in the event that our processing behavior causes our sponsor banks to breach their obligations to scheme rules including breaching, for example, applicable thresholds, such as chargeback or fraud thresholds. This occurrence can lead to an adverse impact on our sponsor bank relationships and any required remedies can create additional costs. Our removal from a given network’s list of Payment Card Industry Data Security Standard compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any of the foregoing could materially adversely impact our business, financial condition or results of operations.

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

We believe that maintaining, protecting and enhancing our strong and trusted brand is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms, such as Google, Twitter, or Facebook. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

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

We are, from time to time, subject to litigation related to alleged infringement of other parties’ patents. As the number of products in the technology and payments industries increases and the functionality of these products further overlaps, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to intellectual property infringement and other claims. Additionally, the use or deployment of artificial intelligence developments or the use of artificial intelligence in products and services we utilize from third parties may be open to legal challenge in respect of copyright or other intellectual property infringements. These risks have been amplified by the increase in so-called non-practicing entities, third parties whose sole or primary business is to assert such claims. Even if we believe that any of these intellectual property related claims are without merit, litigation may be necessary to determine the validity and scope of the patent or other intellectual property rights of others. The ultimate outcome of any alleged infringement claim is often uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business.

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

Despite the network security, disaster recovery and systems management measures that we have in place, we cannot ensure that we would be able to carry on our business in the ordinary course if our systems or those of our third party service providers fail or are disrupted. Additionally, there are a limited group of suppliers for some technology and services and we are subject to concentration risk in the event that there is a global incident involving such supplier or suppliers (e.g. Microsoft). Any such failure of IT and information management systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of customer data, financial loss or liability to our customers or regulators, the loss of suppliers, regulatory intervention or reputational damage.

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

As an online payment company, we are vulnerable to fraud and criminal activity due to the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses and reputational damage.

Our transaction monitoring systems to detect fraud may not operate as intended or may otherwise fail to effectively detect fraudulent transactions or locate where a transaction is being made. We face significant risks of loss due to money laundering, fraud and disputes between senders and recipients, and if we are unable to deal effectively with losses from fraudulent transactions our business could be materially harmed.

The ability for customers to withdraw and deposit funds within various accounts and the potential for customer fraud in connection with certain gambling activities heightens the risks of money laundering and the unwitting receipt by us of criminal proceeds. The laws of some jurisdictions define or interpret what constitutes the underlying criminal activity that gives rise to criminal proceeds relatively narrowly (for example, terrorist financing). Conversely, other jurisdictions have adopted laws providing for relatively broad definitions or interpretations of underlying criminal activity (for example, in the UK criminal proceeds may arise from the conviction of any criminal offence where it is found that the defendant has benefited from the criminal conduct). Further, the extent to which payment processors such as us may be held civilly or criminally liable for the criminal activities of its merchant customers also varies widely across the jurisdictions in which we operate.

By processing payments for merchants and customers in certain industry verticals, such as those engaged in the online gambling sector, we may be deemed to be handling proceeds of crime in the jurisdiction where our merchants and customers are located. In addition, law enforcement agencies in the relevant country could seize merchants’ or customers’ funds that are the proceeds of unlawful activity. Any such action could result in adverse publicity for our business and could have a material adverse effect on our results of operations, financial condition and future prospects.

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

Our efforts to expand our product portfolio and market reach and cross sell our products may not succeed, and if we fail to manage our growth effectively, our business could be materially harmed.

While we intend to continue to broaden the scope of products and services we offer, we may not be successful in deriving any significant revenue from these products and services. Failure to broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we may have limited or no experience in our newer markets and we cannot assure you that any of our products or services in our newer markets will be widely accepted or that they will generate revenue. Our offerings may present new and difficult technological, operational, regulatory and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our newer activities may not recoup our investments in a timely manner or at all. Additionally, expenses associated with localizing our products and services, including offering customers the ability to transact business in the local currency, and adapting our products and services to local preferences (e.g., payment methods) with which we may have limited or no experience. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our results of operations and financial condition.

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

Regulatory, Legal and Tax Risks

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could make certain of our activities prohibited.

We generate a significant portion of our revenue from merchants operating in the regulated and unregulated gaming and sports betting and foreign exchange trading sectors. We and our merchants and customers are subject to various laws and regulations in relation to online gambling. Regulations in the gaming and sports betting and foreign exchange trading sectors vary significantly among different countries and localities. In many cases, they may be unclear and may also change, sometimes suddenly and without notice, and such laws and regulations are constantly evolving and are often subject to conflicting interpretations.

The EU has generally moved towards controlled regulation of online-based gambling operators, rather than absolute prohibition. However, local laws in place in EU member states are sometimes incompatible with EU laws, regulations and directives, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework.

Additionally, many jurisdictions, particularly those outside of Europe and the United States, have not updated their laws to address the supply of online gambling, which by its nature is a multijurisdictional activity. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly, including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. Additionally, several Latin American markets have recently regulated online gambling, such as Peru and Brazil, where we have recently obtained licenses. Our costs may increase as we apply for and obtain licenses in these jurisdictions.

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

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Wallets (which primarily provides services to the online gambling industry) represents approximately 45% of our revenue for the year ended December 31, 2024. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

We are subject to a wide variety of laws, regulations, licensing schemes and industry standards in the countries and localities in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, online gambling, consumer protection, governance, information security, anti-money laundering, fraud, safeguarding of client funds, strong customer authentication, operational resilience, outsourcing, regulatory reporting, ESG, securities, labor and employment, unclaimed property laws, competition, privacy and data protection, biometric data processing and marketing and communications practices. Such laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes, new guidance, administrative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. Many countries, including Ireland, UK and Brazil, are introducing new laws and regulations related to crypto services. We are subject to the Accessibility Directive in the EU, which requires that products and services can be used by customers with different needs. We are also subject to compliance with UK, Irish, U.S. and other international laws prohibiting corrupt payments to government officials, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the Irish Criminal Justice (Corruption Offences) Act 2018 and other local anticorruption laws. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business. In addition, regulatory scrutiny in one jurisdiction can lead to increased scrutiny from regulators and legislators in other jurisdictions that may harm our reputation, brand and third-party relationships and have a material adverse effect on our results of operations, financial performance and future prospects.

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

Additionally, actual or perceived environmental, social, governance and other sustainability (ESG) matters and our response to these matters could harm our business. Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. For example, the E.U., U.S. and the U.K. have introduced ESG reporting requirements, with some requirements already in place. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or we or our borrowers fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

Further, our business may be constrained by current and future laws and regulations governing the development, use and deployment of artificial intelligence (including machine learning) technologies. These laws and regulations are continuously and rapidly evolving, and there is no single global regulatory framework, creating further uncertainties regarding compliance with such laws and regulations. As a result, our ability to leverage artificial intelligence could be restricted by burdensome and costly legal requirements.

We are subject to financial services regulatory risks.

Certain of our subsidiaries in the UK are authorized by the FCA to perform the regulated activity of issuing e-money and the provision of payment services as well as to provide account information services and payment initiation services to support our Rapid Transfer service. We have the appropriate licenses and permissions to act as an e-money issuer in the UK and are registered as a Virtual Asset Service Provider for the provision of crypto-related services. Two of our entities in Ireland are authorized by the CBI to act as e-money issuers and to provide payment services (including account information and payment initiation services) and are passporting in other European Economic Area (“EEA”) jurisdictions. One of our Irish subsidiaries is also registered as a Virtual Asset Service Provider for the provision of crypto-related services. Both the FCA and the CBI also implement, maintain and enforce a range of rules covering (among other things) the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. If we breach these rules, we could be subject to fines, public censures, customer remediation and redress and ultimately could result in the revocation of our regulatory licenses in the UK and Ireland.

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

Additionally, Skrill USA is registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) as a money services business and is regarded as a money transmission business in the United States. As a money transmitting business, we are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so. As a result, we are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed, and are subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has authority to interpret, enforce and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act also empowers state attorney generals and other state officials to enforce federal consumer protection laws under specified conditions.

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

The use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in the EU, across the United States, with a number of state laws now requiring consent to such use, and across the world. The application of privacy laws to new technology, particularly in the area of artificial intelligence and machine learning, is not always clear and can pose additional regulatory risk and material harm to our business operations. Increasingly, we are seeing legal developments in respect of AI and which may not always be compatible with privacy laws.

Regulation of privacy and data protection and information security often requires the monitoring of and changes to our data practices in regard to the collection, use, disclosure, deletion, storage, transfer and/or security of personal information. We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations, such as the General Data Protection Regulation (“GDPR”) in the EU, the GDPR in the UK, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) in Canada (including its provincial laws), developments in South America, and increasing state and federal laws in the United States, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, in 2020, the Court of Justice of the E.U. issued a decision that invalidated the European Commission’s adequacy decision for the E.U.-U.S. Privacy Shield Framework and placed additional safeguards necessary for transfers of personal data to the U.S., requiring companies and regulators to conduct case-by-case analyses to determine whether foreign protections concerning government access to transferred data meet E.U. standards. Together with our vendors and clients, we have been directly impacted by this decision, and our ability to transfer data outside the E.U. may be further impacted by determinations made by regulators in the E.U. notwithstanding implementation of the new E.U. / U.S. Framework Agreement in 2023. This EC decision provided an 'adequacy' decision permitting safe and trusted EU-USA data flows, but will likely be the subject of a further ‘Schrems’ challenge.

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

We must comply with money laundering regulations globally, and any failure to do so could result in severe financial and legal penalties.

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds resulting from criminal activities. We are subject to anti-money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Regulators include OFAC, BIS and FinCEN in the US, the FCA and OFSI in the UK and other regulatory and governmental bodies responsible for issuing anti-money laundering, anti-bribery, and global economic sanctions and export control regulations. Facilitating financial transactions over the internet creates a risk of fraud and ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Applicable money laundering regulations require us to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require us to keep records of identity and to train our staff on the requirements of the relevant money laundering regulations. Regulators globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

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

Consumers can use our digital wallets to buy, sell and withdraw digital assets. Digital assets have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. If we (or our partners that we work with to provide the services) fail to comply with applicable requirements and prohibitions, we could face regulatory or other enforcement actions and potential fines and other consequences including licensing restrictions, censure or a significant impact on our revenues derived from such activity and increased future compliance costs. For example, the EU has introduced new authorization and regulatory requirements for the offering of crypto related services and the issuing and offering of certain types of crypto assets in the EU. To continue to offer crypto related services in the EU, Paysafe must obtain authorization in 2025. Even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value and their attractiveness to consumers for investment or speculation leading to reduced use of these services and thereby reducing our ability to earn revenue from such activity. Changes in the regulatory environment for cryptocurrency could impact our business and our future business arrangements, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a qualifying holding in those entities. See “Item 4.B. Business Overview—Licensing and Regulation” of this Report. On the basis of these regulations, acquisition of our shares above certain thresholds require prior approval of the FCA and CBI. Noncompliance with those requirements constitutes a criminal offense that may lead to criminal prosecution, as well a violation of applicable laws governing the payment services and electronic money industry in the relevant jurisdictions, which may lead to injunctions, penalties and sanctions against the Company’s regulated subsidiaries as well as the person seeking to hold, acquire or increase the qualifying holding (including, but not limited to, substantial fines, public censure and prison sentences), may subject the relevant transactions to cancellation or forced sale, and may result in increased regulatory compliance requirements or other potential regulatory restrictions on our business (including in respect of matters such as corporate governance, restructurings, mergers and acquisitions, financings and distributions), enforced suspension of operations, cancellation of corporate resolutions made on the basis of such qualifying holding, restitution to customers, removal of board members, suspension of voting rights and variation, cancellation or withdrawal of licenses and authorizations. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations. In addition, the uncertainty and inconvenience created by those regulatory requirements may discourage potential investors from acquiring our shares, which may in turn reduce the value of the shares.

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

In 2022, the European Union (EU) Member States formally adopted the EU’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development Pillar Two Framework that was supported by over 130 countries worldwide. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of countries are also implementing similar legislation. Our global effective tax rate could be impacted by these legislations, or any resulting local country legislation enacted in response to any potential global minimum tax rates.

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

We may be and in some cases have been subject to claims, lawsuits (including class action lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other adverse legal proceedings involving areas such as intellectual property, consumer protection, privacy, data protection, biometric data processing, artificial intelligence, gambling, labor and employment, immigration, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters. See “Item 4.B. Business Overview—Legal Proceedings.”

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

We are highly leveraged. As of December 31, 2024, the total principal amount of our debt was approximately $2.4 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

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

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of December 31, 2024, the Company held approximately $1.6 billion of outstanding debt at variable interest rates. However, if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

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

We carry significant intangible assets on our statements of financial position. As of December 31, 2024, we had $1.0 billion of intangible assets and $2.0 billion in goodwill. Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant under-performance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge.

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

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, we were not created or organized in the United States or under the law of the United States or of any State but instead we are a Bermuda incorporated entity, which would generally be classified as a non-U.S. corporation. If it were determined that we should be treated as a U.S. corporation for U.S. federal income tax purposes, we would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by us to non-U.S. holders of our securities would be subject to U.S. withholding tax. In addition, even if we were not treated as a U.S. corporation, we may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that ownership attributable to former FTAC Stockholders exceeds a threshold amount. If it were determined that we should be treated as a surrogate foreign corporation for U.S. federal income tax purposes, any dividends would not qualify for “qualified dividend income” treatment, and our U.S. affiliates could be subject to increased taxation.

While we believe we should not be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise be subject to unfavorable treatment as a surrogate foreign corporation, no IRS ruling has been requested or will be obtained. Furthermore, the interpretation of Treasury regulations relating to the required ownership of Paysafe is subject to uncertainty and there is limited guidance regarding their application. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

Risks Related to Paysafe’s Common Shares and Corporate Structure

We rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and our ability to pay dividends may be constrained.

We operate through a holding structure. We are a holding company with no material, direct business operations. Our only assets are direct and indirect equity interests in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from these subsidiaries to generate the funds necessary to meet our financial obligations, including any payment of dividends. The ability of our subsidiaries to make such distributions and other payments depend on their earnings and may be subject to contractual or statutory limitations, such as limitations imposed by our financing facilities to which our subsidiaries are borrowers or guarantors or the legal requirement of having distributable profits or distributable reserves. For additional information, see “Item 8.A. Consolidated Statements and Other Financial Information” of this Report. As an equity investor in our subsidiaries, our right to receive assets upon a subsidiary’s liquidation or reorganization will be structurally subordinated to the claims of such subsidiary’s creditors. To the extent we are recognized as a creditor of a subsidiary, our claims may still be subordinated to any security interest in or other lien on such subsidiary’s assets and to any of its debt or other obligations that are senior to our claims.

The actual payment of any future dividends on the Company Common Shares and the amounts thereof depend on a number of factors, including, inter alia, the amount of distributable profits and reserves, including capital contribution reserves (which can be reduced by losses in a current year or carried forward from previous years), our capital expenditure and investment plans, revenue, profits, financial condition, our level of profitability, leverage ratio (as such term is defined under our credit agreements), applicable restrictions on the payment of dividends under applicable laws, compliance with credit covenants, general economic and market conditions, future prospects and such other factors as our board of directors may deem relevant from time to time. There can be no assurance that the above mentioned factors will facilitate or allow adherence to our dividend policy. Our ability to pay dividends may be impaired if any of the risks described in this section “Risk Factors” were to occur. As a result, our ability to pay dividends in the future may be limited and our dividend policy may change. Our board of directors will revisit the Company’s dividend policy from time to time.

Our Principal Shareholders control 45% of our Company and their interests may conflict with ours or yours in the future.

Our Principal Shareholders beneficially own approximately 45% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. Even though our Principal Shareholders do not own common shares representing a majority of the total voting power of our issued and outstanding shares carrying the right to vote at general meetings, for so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares.

As a foreign private issuer we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025.

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

See “Item 5. Operating and Financial Review and Prospects” for a discussion of Paysafe’s principal capital expenditures and divestitures for each of the three years in the period ended December 31, 2024. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

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

B. Business Overview

Overview

Paysafe is one of the leaders in digital commerce with $152 billion in volume processed in 2024 and $140 billion processed in 2023, generating $1.7 billion in revenue in 2024 and $1.6 billion in revenue in 2023. Our integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across target verticals enables us to empower 18 million active users in more than 120 countries and over 200,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We primarily provide solutions in the large entertainment verticals such as iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), travel, streaming/video gaming, retail/hospitality and digital assets. We organize our business in two segments, Digital Wallets represented approximately $766 million or 45%, of our revenue and Merchant Solutions represented approximately $958 million, or 56%, of our revenue for the year ended December 31, 2024. We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures that we believe are required to address this large area of the market.

To address this opportunity, we have developed a suite of innovative, proprietary digital commerce solutions for Business to Business (“B2B”) and Business to Consumer (“B2C”) relationships. We believe these solutions help (1) solve the complexities of facilitating digital commerce, (2) remove significant friction and pain points from the customer experience, (3) enable our business and consumer clients to transact in a faster, safer and more convenient manner and (4) help our business customers grow their operations by bringing active users to their platforms. Our solutions extend well beyond the basic card-based payments functionality of traditional payment vendors by providing the advanced capabilities of digital wallets, alternative payment methods (“APMs”) and digital currency transactions. These include:

•
A Global Stored-Value Digital Wallet Solution—that enables users to upload, store, withdraw, pay and send funds from a branded, or embedded, virtual account that can transact in over 10 languages and over 40 currencies and is integrated with close to 260 alternative payment methods, or APMs, from around the world;
•
An eCash Network—that enables users to transform cash at over a million locations across over 60 countries into a proprietary digital currency accessed by a mobile app, a virtual account or a user code and used for online gaming, video games, mobile commerce, or in-app purchases; and
•
An Independent Merchant Acquiring Solution—that enables SMBs to conduct eCommerce, software-integrated commerce and in-store commerce more effectively by utilizing our single API, proprietary gateway, data tokenization, risk management and fraud tools and approximately 230 integrated software vendor (“ISV”) integrations to process credit card, debit card and APM services seamlessly.

We combine key elements of our business to create distinct competitive advantages in the market, as illustrated below. These include:

1.
Our global digital commerce solutions;
2.
Our 25+ years of global expertise and entrepreneurial culture in solving and simplifying the complexities of digital commerce beyond traditional payments; and
3.
Our global platform of capabilities, which includes:
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

•
Highly sophisticated global risk management and compliance operations. In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. We have over 300 professionals in our compliance and risk teams and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion; and
•
Our proven ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems. We have successfully acquired and integrated 19 companies since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure, such as Unity, that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

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
•
Paysafe offers simple and scalable online payment solutions for online businesses. We accept virtually every type of payment: from major credit and debit cards to local payment options that gives customers maximum flexibility. We offer a simple integration process and a single point of contact, attractive authorization rates, and a scalable platform capable of handling large volumes. We support numerous eCommerce platforms and online marketplaces to enable them to accept various payments inside of their ecosystems. Our Skrill digital wallet supports a wide range of eCommerce platforms, including Shopify, Wix, Magento, WooCommerce, and PrestaShop. We have also integrated our services with large online marketplaces that sell their own goods and services as well as the inventories of third-party merchants. We enable paysafecard users to pay for content and services across various Google platforms in over 15 countries, such as the Google Play Store, YouTube and Stadia, and have enabled the push-provisioning of our Skrill prepaid and NET+ cards into Google Pay.
•
Paysafe has a strong global banking infrastructure—Paysafe leverages a network of nearly 100 commercial banks across 34 countries. We work with top tier institutions such as J.P. Morgan Chase, Bank of America, and BBVA, BMO and PNC as well as employ a network of regional and domestic banks across the Americas, the EMEA region, and Asia to augment our reach and serve our markets locally. In addition, nine large corporate and investment banks provide us with liquidity for our foreign exchange activities, with sizeable trading capacity.

Consumers in these and other verticals are also attracted to the differentiated functionality of our digital wallet solutions that enable them to load funds onto a stored value account that can be used easily and flexibly online, through a mobile device or an integrated app. Many of our consumer clients come from the younger demographic of millennial and generation Z users, who either do not have a bank account, credit or debit card or who often prefer not to use their bank account, credit or debit cards online, are attracted to the additional security of our solutions and want to control their spending more effectively.

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

For the year ended December 31, 2024, we generated $152 billion of total payment volume and $1.7 billion in revenue. During the same period, we had a net income of $22 million and generated $452 million of Adjusted EBITDA. For the year ended December 31, 2023, we generated $140 billion of total payment volume and $1.6 billion in revenue. During the same period, we had a net loss of $20 million and generated $459 million of Adjusted EBITDA See “Item 5. Operating and Financial Review and Prospects” of this Report for additional information relating to non-GAAP measures presented in this Report and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

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

Key Market Trends

 We are positioned in key market segments:

•
Growth in Digital Wallets—The COVID-19 pandemic accelerated the adoption of digital payment methods, including digital wallets, which continues to see robust growth globally. We believe this migration will continue and stay as market demographics shift to a digital shopping experience as emerging trends including seamless commerce, blockchain in e-commerce and mobile commerce expands. Consumer adoption of digital and mobile wallets is expected to continue growing at a rapid pace with wallets capturing market share from traditional payment methods.
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
•
Emerging Markets — Our eCommerce solutions and brands in Latin American countries position us to compete well in this growing market.
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
•
Real-Time Payments— With our eCommerce solutions and brands in Latin America and Europe, we believe we are well positioned to exploit the high growth real-time banking market in Latin America and Europe.

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
•
Global Reach with Local Capabilities—Our Paysafe Network enables us to reach our clients and distribute our solutions in over 120 countries around the world and across multiple digital and physical channels. This enables us to utilize a combination of global commerce expertise with a strong knowledge of local and regional markets, customs, and regulatory environments to facilitate cross-border commerce. For example, our digital wallets accommodate a wide range of funding options and allow funds to be securely sent and received instantly, empowering online gaming companies and their consumers to conduct commerce together more efficiently. Our eCash Solutions also enable online purchases for cash-pay consumers and can be purchased at over one million distribution points in over 60 countries.

Unique Global Culture & Expertise

Since we were a pioneer in the early days of eCommerce, we developed strong company characteristics over the last 25 years that we believe provide us with material advantages, including:

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
•
innovating to create new solutions that unlock new areas for digital commerce to flourish;
•
expanding capabilities within our existing markets and verticals;
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
•
Cross-Sell—we continue to focus on cross-selling the full breath of our product portfolio and we intend to focus on growth within our existing client base.

•
Team expansion—we have recently increased the headcount of our sales organization to expand the global reach and effectiveness of the team; we believe this will enhance our overall sales capabilities and our ability to win new clients across our target regions, verticals and customer segments.
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
•
Increase Share in Existing Markets—We intend to increase our market share in key, high-growth verticals where we currently operate, such as iGaming, gaming, travel, retail and hospitality, foreign exchange and online trading, crypto, and financial services. To achieve these share gains, we will (a) continue marketing the advantages of our solutions across channels, (b) continue innovating to add vertical-specific functionalities that help drive new client adoption and (c) continue pursuing new distribution and partnerships. We will also pursue the same strategy in our Merchant Solutions segment, with a focus on growing our eCommerce volumes, growing our base of SMB merchants and ISV partners and growing our base of clients in specialized verticals, such as Petroleum stations, where we have differentiated sales and service capabilities.
•
Enter New Vertical and Geographic Markets—We intend to enter high growth adjacent verticals, such as expanding digital assets across the experiential economy and enter new geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. While we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately 18 million digital wallet active users to purchase goods and services online.
•
Pursue Strategic Acquisitions - We will pursue acquisitions to gain access to strategically important technology, products and distribution, as well as to enter new markets or supplement our position in markets we currently serve. We have a demonstrated track record of growth through acquisitions as shown by our successful acquisition and integration of 19 companies since our foundation. Since the digital commerce market is still relatively fragmented and regional in nature, we believe there are a large number of potential acquisition opportunities to evaluate and consolidate around the world. However, they represent an opportunity for us to add specific features, distribution and active users which can be incorporated into our global digital wallet solutions. Similar to this, we believe there are attractive consolidation opportunities to add distribution, capabilities and client bases in eCash, Online, APMs and iGaming value-added services around the world.

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

Our reportable segments are Merchant Solutions and Digital Wallets. Our reportable segments were revised as of December 31, 2022. Please refer to Note 20, Operating segments, within Item 18, Financial Statements for further details.

Overview by Segment

Merchant Solutions

The Merchant Solutions segment is the combination of our historical US Acquiring segment and Integrated & eCommerce Solutions business and services markets primarily in North America, Canada and Europe. For the year ended December 31, 2024, this segment generated $130 billion of total payment volume, $958 million in revenue and $191 million in Adjusted EBITDA. We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 40 currencies through in store, online, or mobile channels. We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers. Our Merchant Services are targeted towards online small and medium sized merchants and software-integrated merchants with integrated payment capabilities for approximately 230 integrated software vendors (“ISV”). We provide a comprehensive, full-featured Online toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant websites addresses the full range of online commerce requirements. We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant online sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible. Our solutions offer a highly flexible, feature-rich package, including: gateway connectivity,  shopping carts, tokenization and encryption, fraud and risk management and support a broad selection of payment alternative. Additionally, we offer seamless integrations into leading eCommerce platforms and multiple APMs to offer targeted, localized payment methods in key markets. In the United States, we service over 200k SMB merchants and approximately 230 ISV partners. In Europe, where we have our own acquiring license, our target merchants are larger e-commerce clients.

Digital Wallets

The Digital Wallets segment is the combination of our legacy Digital Wallet and eCash solutions and services markets primarily in Europe, UK, North America and Latin America. For the year ended December 31, 2024, this segment generated $23 billion of total payment volume, $766 million in revenue and $339 million in Adjusted EBITDA. Through our single API, we can offer Digital Wallet and eCash solutions to customers through a single integration.

Our proprietary digital wallet solutions are marketed under the NETELLER and Skrill brand names, as well as proprietary pay-by-bank solutions. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. Our pay-by-bank solution is an alternative for eCommerce applications that provides a safe, low-cost payment alternative for consumers and merchants.

Our digital wallets are an internet-based account used by merchants and consumers that enables account holders to send and receive funds instantly, conveniently and securely using a wide selection of funding options. Our digital wallets allow consumers to pay for goods and services online without exposing personal financial data, as well as to receive money from merchants, such as winnings from an internet-based gambling website or payments from an auction website. Our digital wallets support a wide selection of funding alternatives including close to 260 alternative payment method integrations, including cryptocurrency and is offered in over 120 countries, over 40 currencies and over 10 languages. The Money transfer feature allows Skrill wallet holder to transfer funds to over 40 countries. NETELLER has a significant presence and strong market share in emerging markets, including in Latin America and Asia. Our Skrill and NET+ Prepaid Mastercards are companion products enabling NETELLER and Skrill digital wallets active users to access and use stored funds anywhere that Mastercard products are accepted.

Our proprietary eCash solutions are marketed under the paysafecard and Paysafecash brands and also the viafintech, SafetyPay and PagoEfectivo brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. paysafecard and Paysafecash are available at over one million locations in over 60 countries worldwide and can be used to make purchases at online stores and online platforms. They are available in various denominations in each respective country’s local currency. Purchasers receive a secure 16-digit PIN code or bar code. The user receives the PIN or bar code transaction identifier that is displayed in a digital wallet, uploaded to a mobile phone, or is sent via e-mail to be printed out. The transaction is completed when the users makes a cash payment at a designated retail location authorized to accept the bar code or PIN identifier.

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

Our Distribution & Sales

In 2024, we reached 18 million active users in more than 120 countries and over 200 thousand merchants across North America, Latin America and Europe. In 2024, we generated approximately 57% of our revenue in North America, 32% in Europe, 7% in Latin America and 4% in the rest of the world, based on the region where a transaction was initiated or the merchant location. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our two business segments. These sales strategies include:

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
•
Distribution Partners—We work with distribution partners in over 60 countries across over one million distribution points-of-sale for Paysafecard and Paysafecash.
•
ISVs—We work with approximately 230 ISVs who develop vertical-specific business management SaaS solutions for industries such as restaurants, spa/salon, gyms, charities, property managers, and field service companies, among others. These ISVs service downstream merchants in Canada, the US, the UK and the EU. We provide development tools and APIs to help these software companies integrate our payment solutions into their software to facilitate membership billing, subscriptions, online or in person payments while minimizing their PCI obligations. We also provide onboarding tools that allow the ISV to provide a seamless and embedded onboarding experience, risk tools that protect the ISV and their downstream merchants against fraud, and data and reporting services that allow the ISV to consume payment data within their own applications to offer a true one-stop-shop experience to their merchant customers. ISVs leveraging our payment technology can act as referral partners, be registered ISOs or registered payment facilitators. Our technology can support any of these models.
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

Our Global Risk and Compliance Management Program

Paysafe’s global risk and compliance program includes the development, deployment and management of proprietary models to detect and prevent compliance risk, card scheme risk, fraud risk and credit risk. We leverage the vast amount of data in our ecosystem and the learnings derived from our global and local operating experts to continuously update and improve our compliance and risk management practices. We utilize real-time detection and prevention processes and create alerts, which are then reviewed by our risk and compliance teams to ensure we act quickly to stop any potential fraudulent behavior. The outcomes of our reviews are driven back into our machine learning models for continuous improvement in accuracy. Our risk and compliance teams are geographically aligned with our business footprint around the world and include both global and local expertise in compliance and regulatory requirements across the entire payments landscape. The focus areas of our global risk, regulatory and compliance operations include:

•
Global Expertise & Policies—We have leveraged our deep domain expertise and over 25 years of experience in solving the complexities of digital commerce to develop a series of stringent proprietary operating policies that enable us to operate a broad global business with deep local risk and regulatory compliance capabilities;
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

Various laws and regulations govern the global payments industry. In Europe, certain of our subsidiaries are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e-money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive and the Payment Services Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. Additionally, we are authorized by the CBI under the European Communities (Electronic Money) Regulations 2011 for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services to support our Rapid Transfer service) and have completed the necessary passporting notifications to operate in other EEA jurisdictions. E-money means electronically (including magnetically) stored monetary value, as represented by a claim on the electronic money issuer, which (a) is issued on receipt of funds for the purpose of making payment transactions; (b) is accepted by a person other than the electronic money issuer; and (c) is not excluded by regulation. An e-money issuer is someone who issues and redeems electronic money and provides payment services in accordance with the Second Electronic Money Directive.

Both the UK and Ireland prescribe that, with respect to our e-money institutions, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the CBI.

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

Although we have the licenses and authorizations referred to above, our Digital Wallets segment issues e-money and provides payment services to customers in over 120 countries and territories, a majority in which we are not licensed as an e-money issuer. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis. Failure to comply with local regulations in these jurisdictions could also lead to examinations, inquiries and proceedings that could result in, among other things, fines, penalties, prohibitions on operating in jurisdictions or changes in business practices that may require us to incur substantial costs.

Due to ongoing developments in e-money regulation, we obtain advice from outside legal counsel as required in order to assess any applicable risk and, where necessary, will limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. We believe that the likelihood of any enforcement action by a regulator is low due to factors such as the operation of the services through the internet on a cross-border basis from a country in which the relevant entity holds a license, the limited extent of our activities in the respective jurisdictions, the lack of enforcement action against similar payment processors, the lack of a physical presence in the respective jurisdictions, and the effective management of our relationships with our customers. However, the adoption of new money transmitter, e-money and payment services statutes in other jurisdictions, changes in regulators’ interpretation of existing state and federal money transmitter or money services business statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed and expose us to financial penalties. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to financial services regulatory risks.”

Crypto related services

In connection with the Skrill and NETELLER Cryptocurrency Services, we have been registered as a crypto asset business with the FCA in the UK and with the CBI in Ireland and are supervised for anti-money laundering purposes by each Regulator. Both the EU and UK are proposing changes to law that could result in additional licensing requirements and regulatory compliance obligations in respect of the provision of crypto related services which will require additional effort to analyze and comply with.

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

Unfair, Deceptive or Abusive Acts or Practices (“UDAAP”) and Other Consumer Protection Standards

We and many of our clients are subject to laws and regulations prohibiting unfair or deceptive acts or practices in jurisdictions around the world. In the United States, this includes Section 5 of the Federal Trade Commission Act (“FTCA”) and various state laws in the United States similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Rule, which gives effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act, and the Telephone Consumer Protection Act, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. In the UK, the FCA implements, maintains and enforces a range of rules covering (among other things) management and control, market conduct, communications, financial prudence, the fair treatment of customers and the protection of vulnerable customers. These rules are contained in various sources including the FCA handbook of Rules and Guidance and the Payment Services Regulations 2017 and apply to the regulated activities we carry out. In July 2023, the FCA’s Consumer Duty rules came into effect which set a higher standard of protection for consumers and microenterprise merchants that goes beyond, and delivers benefits not currently delivered by, the FCA’s prior rules and principles. The Consumer Duty principle requires firms to deliver good outcomes for customers, by acting in good faith towards them, avoiding causing them foreseeable harm and supporting them to pursue their financial objectives. It identifies key outcomes in product and services design, price and value, communications, and consumer support. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory license. In addition, the Consumer Rights Act 2015 sets out a framework of statutory consumer protection measures, and protects consumers in almost all purchases they make, through enforcing that products and services are of satisfactory quality, fit for purpose and are as described before the purchase. In addition, and of particular relevance to our business, the Consumer Rights Act 2015 sets out a framework for the assessment of unfair terms in consumer contracts, including a list of terms which will always be considered to be unfair and those terms which may be considered unfair. These provisions apply to our terms of business, as well as to “consumer notices” which includes items such as marketing material and pre-contractual discussions with customers. Consumers have the right to challenge unfair contract terms, such as disproportionate fees and charges, terms which create a significant imbalance between a customer’s rights and ours, as terms which may exclude any statutory duties we owe. Additionally, the FCA enforces and oversees compliance with the Consumer Rights Act 2015 in relation to regulated firms. Breach of the Consumer Rights Act 2015 may result in contracts or certain terms being unenforceable, damages liability and/or regulatory action.

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

For the year ended December 31, 2024, we derived approximately 31% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

Given the importance of the online gambling sector to our business, we expend significant time and resources to ensure that we have an in-depth understanding of the regulatory environment in the main territories in which our gambling industry merchants operate and customers reside, monitoring closely the developing regulatory regimes in those territories and adapting our business acceptance policies where necessary. Currently, we monitor legal and regulatory developments in all of our material markets closely and generally seek to keep abreast of legal and regulatory developments affecting the gambling industry as a whole. We adapt our regulatory policies and, therefore, the scope of our ongoing monitoring on the basis that an individual market’s materiality to us may change. We have adopted a market presence policy that assesses a number of factors, including the legislative regime applicable to the relevant country, whether we have a presence in such country and the overall environment for online gambling activities in that country; we then consider whether any changes are required to the extent of our business activities in those countries. We also engage external counsel to conduct an assessment of our top online gambling revenue producing countries to assist in our assessments of risk. However, we do not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where we facilitate payments for merchants or customers. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

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

Data Protection and Information Security

We process personal data, some of which may be sensitive, as part of our business and are subject to increasingly complex regulations related to privacy, data protection and information security in the jurisdictions in which we do business. Ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Moreover, these regulations could result in negative impacts to our business. In the EU, we are also subject to enhanced compliance and operational requirements under the GDPR, which became effective in May 2018. The GDPR expands the scope of the EU data protection law to all foreign companies processing personal data of EU residents anywhere in the world and imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million, and includes rights such as the “portability” of personal data. Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit country-specific data protection legislation and has created inconsistencies, on a country-by-country basis.

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. However, policymakers around the globe are using these requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. Within Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) law is under consultation review in order to align more closely to GDPR and ensure continuation of its adequacy status from the European Commission and the provincial Quebec privacy law was amended in 2023 and requires further registration for biometric processing, with a new regulation governing data anonymity implemented in January 2025 .

In addition, there are now upwards of 20 USA States with privacy laws in place and many others with Bills in progress, including those restricting the ability to collect and use certain types of information such as Social Security and driver’s license numbers. Some impose stringent data privacy and data protection requirements, providing penalties for non-compliance (e.g. $7,500 per violation), including some States where the law provides for a private right of action in the event of a data breach. Increasingly, many states are now taking a GDPR approach and mandating data protection impact assessments, similar to the GDPR PIA / DPIA obligations and with some States progressing independent data protection authorities to monitor and drive compliance.

Some US state laws, as with GDPR and other privacy laws, are extra-territorial in nature and thus apply outside the USA. Certain other state laws impose similar privacy obligations as well and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Additionally, the use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. We have also seen recent privacy law developments within South America. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to current and proposed regulation addressing both consumer and business privacy and data use, which could adversely affect our business, financial condition and results of operations.”

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

Our total research and development expense for the year ended December 31, 2024, 2023 and 2022 was $7,267, $7,278 and $7,377, respectively.

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

Employees

As of December 31, 2024, we had approximately 3,300 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of the Company is located at 2 Gresham Street, 1st Floor, London, United Kingdom, EC2V 7AD. We also lease a number of operations, business, data center and sales offices and facilities which include 14 offices in 12 countries and 4 data centers. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

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

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022, unless otherwise noted, can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 20, 2024, which is available on the SEC’s website at https://www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.paysafe.com/regulatory-filings.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

A. Operating Results

Our Company

Paysafe is a leading, global pioneer in digital commerce with $152 billion in volume processed in 2024 and $140 billion on processed in 2023, generating $1.7 billion in revenue in 2024 and $1.6 billion in revenue in 2023. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, prepaid card and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower 18 million active users in more than 120 countries and over 200,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions services for SMBs and direct marketing clients.

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

Recent Company Initiatives and Events

On February 11, 2025, the Company announced a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT payments. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals within the Merchant Solutions segment. This exit is intended to eliminate a non-strategic business line and reduce the Company's exposure to higher risk verticals. The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for the transaction consists of $2,000 cash and up to $50,000 in annual earnout payments over the next five years. The transaction closed on February 28, 2025 upon finalizing certain transition services-related items. Revenue generated by this business was $104,379 and $102,058 for the years ended December 31, 2024 and 2023, respectively.

In September 2024, the Company announced that John Crawford was appointed as Chief Financial Officer ("CFO"). He joined the Company on September 4, 2024, succeeding Alex Gersh, who stepped down as CFO. In addition, the Company announced that Marianne Heiss had been appointed as an additional member of the board, acting as an independent non-executive board director and member of the Audit Committee.

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50,000 of our common shares. In February 2025, an additional $70,000 of our common shares was authorized. We expect to fund future repurchases, if any, through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the year ended December 31, 2024, the Company repurchased 2,644,712 shares under the Share Repurchase Program for a total amount of $42,921.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” in this Report.

Pillar Two

Work is currently being undertaken by the OECD on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”).

On December 12, 2022, the European Union ("EU") Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024.

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a top-up tax on subsidiary profits taxed at an effective rate of less than 15% for accounting periods beginning on or after December 31, 2023. The UK tax authority has confirmed that the commencement date will not be earlier than accounting periods beginning on or after December 31, 2024.

A number of jurisdictions which have a statutory tax rate below the global minimum tax rate of 15% have introduced legislation for qualifying domestic minimum top-up tax (“QDMTT”) which increases the domestic tax rate to 15% for entities that are part of a multinational enterprise. The Company has provided for estimated top-up tax for territories where the QDMTT is in effect and have separately disclosed this in the Company’s tax rate reconciliation in Note 3, Taxation, within Item 18, Financial Statements.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine during the first quarter of 2022. Operations within Russia, Ukraine and Israel represented approximately 1% of our revenues and were predominantly within the Digital Wallets segment. For year ended December 31, 2024, we have not experienced significant decline in revenues from the impact of war-regions on the Digital Wallets segment.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our Consolidated Statements of Comprehensive Income / (Loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the year ended December 31, 2024, our Digital Wallets segment was impacted by unfavorable foreign exchange. On a net basis, foreign exchange gains on external debt offset operational foreign exchange losses.

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income, net” within the Consolidated Statements of Comprehensive Income / (Loss). It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our consolidated statements of comprehensive income / (loss) in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the Consolidated Statements of Comprehensive Income / (Loss).

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

Loss on disposal of subsidiaries and other assets, net

During the year ended December 31, 2022, PAYS Services UK Limited, a subsidiary of the Company, disposed of 100% of the equity interest of Pay Services India, LLC. The loss on disposal of subsidiaries recognized in 2022 relates to the sale of Pay Services India, LLC. The loss on disposal in 2024 and 2023 relates to the disposition of certain equipment.

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

The following table sets forth our gross dollar volume and take rate for the years ended December 31, 2024 and 2023:

	For the year ended December 31, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$129,899	$23,327	$(1,481)	$151,745
Take Rate	0.7%	3.3%	1.2%	1.1%

	For the year ended December 31, 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$118,675	$22,445	$(906)	$140,214
Take Rate	0.7%	3.3%	1.3%	1.1%

	Increase / (Decrease) - 2024 vs 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$11,224	$882	$(575)	$11,531
Take Rate	0.0%	0.0%	(0.1)%	0.0%

(1)
Volumes for the year ended December 31, 2024 and 2023 exclude embedded finance related volumes of $0.2 billion and $20.5 billion, respectively.

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

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table sets forth our results of operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2024	2023	$	%
Revenue	1,704,835	1,601,138	103,697	6.5%
Cost of services (excluding depreciation and amortization)	715,762	663,212	52,550	7.9%
Selling, general and administrative	575,553	508,136	67,417	13.3%
Depreciation and amortization	273,364	263,433	9,931	3.8%
Impairment expense on goodwill and intangible assets	823	1,254	(431)	(34.4)%
Restructuring and other costs	5,178	6,061	(883)	(14.6)%
Loss on disposal of subsidiaries and other assets, net	801	386	415	107.5%
Operating income / (loss)	133,354	158,656	(25,302)	(15.9)%
Other income, net	21,475	13,081	8,394	64.2%
Interest expense, net	(140,805)	(151,148)	10,343	(6.8)%
Income / (loss) before taxes	14,024	20,589	(6,565)	(31.9)%
Income tax (benefit) / expense	(8,136)	40,840	48,976	119.9%
Net income / (loss)	22,160	(20,251)	42,411	209.4%

Revenue

Revenue increased by $103,697, or 6.5%, to $1,704,835 for the year ended December 31, 2024 from $1,601,138 for the year ended December 31, 2023. The increase was driven by $79,277, or 9.0%, additional revenue in our Merchant Solutions segment due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities and optimize the portfolio, offset partially by a decline in revenue from higher margin merchants, as well as an increase of $30,836 or 4.2%, in our Digital Wallets segment due to growth in Digital Assets, as well as product initiatives. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $52,550, or 7.9%, to $715,762 for the year ended December 31, 2024 from $663,212 for the year ended December 31, 2023. The increase is largely attributable to an increase of $49,702, or 10.6% in our Merchant Solutions segment due to the increase in volumes as noted above.

Selling, general and administrative

Selling, general and administrative expenses increased $67,417, or 13.3%, to $575,553 for the year ended December 31, 2024 from $508,136 for the year ended December 31, 2023. This movement is primarily driven by an increase in credit losses of $25,322 in the Merchant Solutions due to specific loss events associated with certain merchants and increased losses in the direct marketing payment processing business line. The Company announced a definitive agreement to sell this business line in February 2025 as described above.

The increase is also driven by an increase in personnel costs of $18,376, primarily related to increased headcount to expand our sales capabilities as well as annual salary increases, an increase in share based compensation expense of $9,661, mainly related to new share-based compensation awards granted during the year and an increase in legal and professional fees of $9,913 due to increased consulting fees supporting a portfolio optimization project.

Depreciation and amortization

Depreciation and amortization increased $9,931, or 3.8%, to $273,364 for the year ended December 31, 2024 from $263,433 for the year ended December 31, 2023. This was mainly driven by amortization on software development costs placed in service during the first quarter of the year ended December 31, 2024.

Impairment expense on goodwill and intangible assets

Impairment expense on goodwill and intangible assets decreased by $431 or 34.4%, to $823 for the year ended, December 31, 2024 from $1,254 for the year ended December 31, 2023. For the year ended December 31, 2024 and 2023 no goodwill impairment was recognized. For the year ended December 31, 2023, impairment expense relates to specifically identified software development costs which had no future economic benefit.

Restructuring and other costs

Restructuring and other costs decreased $883, or 14.6%, to $5,178 for the year ended December 31, 2024 from $6,061 for the year ended December 31, 2023. The decrease was primarily driven by lower acquisition related costs in the current year.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net increased by $415, or 107.5%, to $801 for the year ended December 31, 2024 compared to $386 for the year ended December 31, 2023. The loss in both periods relates to the loss on disposal of non-financial assets.

Other income, net

Other income, net increased $8,394, or 64.2%, to an income of $21,475 for the year ended December 31, 2024 from an income of $13,081 for the year ended December 31, 2023. The increase was primarily driven by a foreign exchange gain of $11,316 in the current year compared to a foreign exchange loss of $7,434 in the prior year offset partially by a decrease in the gain on debt repurchases of $9.062 due to less debt repurchased.

Interest expense, net

Interest expense, net decreased by $10,343, or 6.8%, to $140,805 for the year ended December 31, 2024 from $151,148 for the year ended December 31, 2023. The decrease in interest expense, net was mainly due to the benefit of ongoing debt repurchases.

Income tax expense / benefit

Income tax benefit was $8,136 for the year ended December 31, 2024 compared to an income tax expense of $40,840 for the year ended December 31, 2023. The U.K. tax rate for 2024 was 25%. The effective tax rate of (58.0)% for the year ended December 31, 2024 is lower than the UK statutory tax rate due to movements in valuation allowance on restricted interest carryforwards and tax loss carryforwards, foreign income taxed at lower tax rates, and reduction in uncertain tax positions.

The effective tax rate for the year ended December 31, 2023 was 198.4%. The change in the effective tax rate for the year ended December 31, 2024 compared to year ended December 31, 2023 primarily arises as a result of movements in the valuation allowance on restricted interest and tax loss carryforwards. A reconciliation between the statutory income tax rate and the income tax benefit / provision reported in the Consolidated Statements of Comprehensive Income / (Loss) is summarized in Note 3, Taxation, within Item 18, Financial Statements included elsewhere in this Report.

Net income / (loss)

Net income increased by $42,411 to an income of $22,160 for the year ended December 31, 2024 from a loss of $20,251 for the year ended December 31, 2023. The increase in net income was largely driven by an income tax benefit of $8,136 for the year ended December 31, 2024 compared to an expense of $40,840 for the year ended December 31, 2023, as well as a decrease in interest expense, net and an increase in other income. This is offset partially by a decrease in operating income mainly driven by increased selling, general and administrative expenses.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased by $6,609, or 1.4%, to $452,054 for the year ended December 31, 2024 from $458,663 for the year ended December 31, 2023. This decrease was primarily driven by increased selling, general and administrative expenses (excluding employee stock options) of $57,756, and increased cost of services of $52,550, offset partially by increased revenue of $103,697 as described above. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net loss to Adjusted EBITDA is as follows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023
Net income / (loss)	$22,160	$(20,251)
Income tax (benefit) / expense	(8,136)	40,840
Interest expense, net	140,805	151,148
Depreciation and amortization	273,364	263,433
Share-based compensation	38,534	28,873
Impairment expense on goodwill and intangible assets	823	1,254
Restructuring and other costs (1)	5,178	6,061
Loss on disposal of subsidiaries and other assets, net	801	386
Other income, net (2)	(21,475)	(13,081)
Adjusted EBITDA	$452,054	$458,663

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. This includes certain professional advisory costs, relocation costs and legal costs. For the year ended December 31, 2024, restructuring costs were $2,614, and other costs were $2,564, which primarily consisted of legal costs. For the year ended December 31, 2023, restructuring costs were $3,168, and other costs were $2,893, which primarily consisted of legal costs.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses and fair value movement in contingent consideration, derivative instruments and warrants, as well as gains on debt repurchases. For the year ended December 31, 2024, other income, net includes a gain on foreign exchange of $11,316, a gain on derivative instruments of $3,994, gains on debt repurchases of $1,696 and other income of $4,776. This was partially offset by a fair value loss on contingent consideration of $329. For the year ended December 31, 2023, other expense, net includes fair value gain of warrant liabilities of $1,671, loss on foreign exchange of $7,434, fair value loss on contingent consideration of $948, gain on debt repurchases of $10,758, gain on derivative instruments of $3,314 and other income of $5,720.
Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Segment Adjusted EBITDA is reported to the Chief Operating Decision Maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Segment Adjusted EBITDA includes the revenues of the segment less operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. For this reason, Segment Adjusted EBITDA, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the year ended December 31, 2024 and 2023:

	For the year ended December 31,		Variance
(U.S. dollars in thousands)	2024	2023	$	%
Revenue (1)	957,623	878,346	79,277	9.0%
Cost of services (excluding depreciation and amortization) (1)	518,792	469,090	49,702	10.6%
Selling, general and administrative (2)	247,980	187,102	60,878	32.5%
Segment Adjusted EBITDA	190,851	222,154	(31,303)	-14.1%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below exclude amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue increased by $79,277, or 9.0%, to $957,623 for the year ended December 31, 2024 from $878,346 for the year ended December 31, 2023. This increase was due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities and optimize the portfolio. The increase was offset partially by a decrease in revenue from higher margin merchants.

Cost of services (excluding depreciation and amortization) increased by $49,702 or 10.6% to $518,792 for the year ended December 31, 2024 from $469,090 for the year ended December 31, 2023. This increase is consistent with the increase in volumes during the period.

Selling, general and administrative increased by $60,878 or 32.5% to $247,980 for the year ended December 31, 2024 from $187,102 for the year ended December 31, 2023. This increase is due to increased credit losses of $27,642, mainly due to specific loss events associated with certain merchants and increased losses in the direct marketing business line, an increase in personnel cost of $24,281, primarily related to increased headcount to expand our sales capabilities, and an increase in consulting costs of $11,482 related to the ongoing optimization of the Merchant Solutions portfolio.

Segment Adjusted EBITDA decreased by $31,303 or 14.1%, to $190,851 for the year ended December 31, 2024 from $222,154 for the year ended December 31, 2023 which is dues to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the year ended December 31, 2024 and 2023:

	For the year ended December 31,		Variance
(U.S. dollars in thousands)	2024	2023	$	%
Revenue (1)	765,505	734,669	30,836	4.2%
Cost of services (excluding depreciation and amortization) (1)	215,263	205,999	9,264	4.5%
Selling, general and administrative (2)	211,217	209,964	1,253	0.6%
Segment Adjusted EBITDA	339,025	318,706	20,319	6.4%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below exclude amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue increased by $30,836, or 4.2%, to $765,505 for the year ended December 31, 2024 from $734,669 for the year ended December 31, 2023. This increase was primarily due to growth in Digital Assets, and product initiatives.

Cost of services (excluding depreciation and amortization) increased by $9,264 or 4.5% to $215,263 for the year ended December 31, 2024 from 205,999 for the year ended December 31, 2023. This increase is consistent with the increase in revenues during the period.

Selling, general and administrative increased by $1,253 or 0.6% to $211,217 for the year ended December 31, 2024 from $209,964 from December 31, 2023. This increase is due to costs incurred on information technology related to increased software development, and premises and office costs due to new office leases entered into during the year ended December 31, 2024.

Segment Adjusted EBITDA increased by $20,319 or 6.4%, to $339,025 for the year ended December 31, 2024 from $318,706 for the year ended December 31, 2023 which is due to the variances explained above.

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

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates, which we monitor on an ongoing basis. We are also exposed to credit and liquidity risk which are further discussed below.

Interest Rate Risk

We are exposed to interest rate risk relating to our borrowings and investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps. Interest rate swaps convert floating rates to fixed rates.

As of December 31, 2024, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $12.6 million unfavorable impact on net loss and a decrease of 100 basis points would have an equal and opposite effect on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 10% in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Peruvian Soles, Canadian Dollar and Swiss Franc. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

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

As of December 31, 2024, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $21.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

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

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of December 31, 2024 and 2023 was $90,713 and $35,640, respectively.

As of December 31, 2024 and 2023, the total principal amount of our external borrowings was $2,390,689 and $2,519,857, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the years ended December 31, 2024 and 2023.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of December 31, 2024 and 2023, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2024 and 2023, we had $216,683 and $202,322 in cash and cash equivalents. Furthermore, we had $214,287 available under our $305,000 Revolving Credit Facility as of December 31, 2024. We had $269,360 available under our Revolving Credit Facility as of December 31, 2023.

We have various contractual obligations in the normal course of our operations and financing activities. Our most significant contractual obligations relate to the principal outstanding amount of the Company’s debts, including interest payments, and operating lease obligations. For further information on these contractual obligations, see Note 8, Debt, and Note 17, Leases, within Item 18, Financial Statements included elsewhere in this Report.

As discussed in Note 3, Taxation , within Item 18, Financial Statements as of December 31, 2024 the Company has $4,957 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities.

During the years ended December 31, 2024 and 2023, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

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

For further discussion regarding our debt facilities, refer to Note 8, Debt, within Item 18, Financial Statements.

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

Net cash flows provided by operating activities increased by $19,782 to an inflow of $253,804 for the year ended December 31, 2024 from an inflow of $234,022 for the year ended December 31, 2023 mainly due to a decrease in the outflow from income tax (receivable) / payable as less tax payments were made compared to the prior year.

For the year ended December 31, 2024, net cash flows provided by operating activities of $253,804 primarily consists of a net income of $22,160 adjusted for non-cash items of $318,910, largely driven by depreciation and amortization of $274,755, share-based compensation of $38,534 and allowance for credit losses of $52,649, offset partially by a deferred tax benefit of $33,187 and other income, net of $10,159. This was partly offset by cash outflows of $87,266 in working capital.

For the year ended December 31, 2023, net cash flows provided by operating activities of $234,022 primarily consists of a net loss of $20,251 adjusted for non-cash items of $321,727, largely driven by depreciation and amortization of $264,145, share-based compensation of $28,873, and allowance for credit losses of $21,186, offset partially by other income of $20,515. This was partly offset by cash outflows of $67,454 in working capital.

Investing Activities

Net cash used in investing activities decreased by $26,857 to $108,380 for the year ended December 31, 2024 from $135,237 for the year ended December 31, 2023. This decrease is primarily attributed to a decrease in purchases of merchant portfolios of $21,957, a decrease in net cash outflows for merchant reserves of $18,710, offset partially by an increase in purchase of property, plant and equipment and other intangible asset expenditures of $9,550.

Financing Activities

Net cash used in financing activities decreased by $490,229 to $280,799 for the year ended December 31, 2024 from $771,028 for the year ended December 31, 2023. This decrease primarily resulted from the outflow of the movement in settlement funds - merchant and customers, net of $163,837 for the year ended December 31, 2024, compared to an outflow of $588,151 for the year ended December 31, 2023.

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

Other factors contributing to the decrease include the repurchase of borrowings of $92,278 during the year ended December 31, 2024 compared to $167,424 in the prior year and an increase in borrowings on the revolving credit facility. Borrowings and repayments on all facilities, excluding voluntary repurchases, were $1,075,352 and $1,039,718, respectively, for the year ended December 31, 2024 and $1,025,597 and $1,021,724, respectively, for the year ended December 31, 2023.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

As of December 31, 2024, we had $19,347 of net deferred tax assets in the UK. At this time, we consider it more likely than not that we will have sufficient taxable income in the future to allow us to realize these deferred tax assets. However, it is possible that some or all of these deferred tax assets will not be realized, especially if we incur losses in the UK in the future. Therefore, unless we are able to generate sufficient taxable income from our operations, a substantial valuation allowance to reduce our UK deferred tax assets may be required, which may materially increase our expenses in the period in which we recognize the allowance. The exact timing and amount of the valuation allowance recognition are subject to change on the basis of the net income that we are able to actually achieve. We will continue to evaluate the possible recognition of a valuation allowance on a quarterly basis.

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

No indicators of impairment were identified in the reporting units during the year ended December 31, 2024. The estimated fair value of each reporting unit exceeded its carrying value as of the latest goodwill impairment test.

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

For the years ended December 31, 2024, 2023 and 2022, intangible asset impairments of $823, $1,254 and $5,036 were recognized within the Merchant Solutions and Digital Wallets segments. Reduced earnings, loss of key customer relationships, obsolescence or other factors may result in additional material impairments of intangible assets in future periods.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of February 26, 2025.

Name	Age	Position
Bruce Lowthers	59	Chief Executive Officer and Director
John Crawford	54	Chief Financial Officer
Roy Aston	46	Chief Operating Officer
Robert Gatto	60	Chief Revenue Officer
Richard Swales	52	Chief Risk & Compliance Officer
Elliott Wiseman	51	Chief Legal & People Officer
Chi-Eun Lee	55	Chief Transformation Officer
Daniel Henson	63	Chairman of the Board of Directors
Mark Brooker	53	Director
Matthew Bryant	41	Director
Anthony Jabbour	57	Director
Dagmar Kollmann	60	Director
Jonathan Murphy	41	Director
Eli Nagler	39	Director
Peter Rutland	45	Director
Marianne Heiss	52	Director

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

John Crawford has been our Chief Financial Officer since September 2024. He spent nine years at FIS, last serving as Executive Vice President—Strategy, M&A and Venture Capital, where he led global corporate development, overseeing all of FIS’s acquisitions, divestitures and joint ventures, and global venture investing. During his time at FIS, John spearheaded over 25 deals, with acquisitions contributing substantially to the company’s growth. Prior to joining FIS, John held leadership roles across the U.S. and London in investment banking at Bank of America Merrill Lynch and Bear Stearns and in commercial finance at GE Capital.

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

Richard Swales has been our Chief Risk Officer since October 2019 and became our Chief Compliance Officer in October 2022. Mr. Swales has global responsibility for Risk, Compliance, Regulatory Affairs and ESG Reporting. Mr. Swales brings extensive knowledge of these various disciplines gained during a 30+ year career which has seen him work in Europe, Asia and the US. He started his career working in the public sector as an Officer for the UK’s HM Customs & Excise followed by more than 30 years in banking, commercial finance, insurance, telecoms and payments with a focus on risk management, compliance, operational effectiveness, regulatory affairs, strategy and business development. Before Paysafe he worked for PayPal where he spent nine years leading their global risk and compliance strategy and was instrumental in supporting significant growth for the business.

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

Chi-Eun Lee has been our Chief Transformation Officer since March 2024. She joined the Company in October 2019 as Chief of Staff. Before joining Paysafe, Chi-Eun was business development director at Barclaycard Payment Solutions, leading initiatives on strategic partnerships, international growth and innovation strategy. Prior to joining Barclaycard, she worked at McKinsey & Co. and LG Electronics Europe. She studied psychology at Yonsei University in Korea and has an MBA from Harvard.

Daniel Henson has served as a member of the Company Board since 2022. Mr. Henson currently serves as non-executive chairman of IntraFi Network (formerly Promontory Intrafinancial Network), a leading provider of deposit placement services operating in the Washington D.C. area. He also served as a Director of Alight Solutions from 2021 until March 2025. Previously, Mr. Henson served as non-executive chairman of Tempo Holdings until its merger and subsequent listing as Alight Inc in July of 2021. He also served as non-executive chairman of Exeter Finance, a leading auto finance company headquartered in Irving, TX. Previously, Mr. Henson served as a Director of Healthcare Trust of America and OnDeck Capital. Mr. Henson worked with the General Electric Company for 29 years and held a variety of senior positions at GE and GE Capital, including Chief Marketing Officer of GE and Six Sigma Quality Leader at GE Capital. He also served as the CEO of a number of GE Capital’s financial services businesses in the U.S. and internationally. Starting in 2008, Mr. Henson was responsible for all GE Capital commercial leasing and lending businesses in North America. From 2009 to 2015, Mr. Henson also oversaw capital markets activities at GE Capital and GE Capital’s industrial loan company bank in Utah. Mr. Henson holds a B.B.A. in Marketing from George Washington University.

Mark Brooker has served as a member of the Company Board since 2021. Mr. Brooker was previously Chief Operating Officer for Trainline, Europe’s largest independent retailer of rail and coach tickets. Before Trainline, he was Chief Operating Officer of Betfair Group PLC, a leading online gambling operator and now part of Flutter Entertainment. In his earlier career, Mr. Brooker spent 17 years in investment banking working for Morgan Stanley, Merrill Lynch, NatWest and NM Rothschild & Sons. Mr. Brooker also brings a diverse range of Non-Executive Board Director experience and currently sits on the boards of eCogra Holdings Limited, an independent software testing agency for the online gaming industry, where he is Chairman, Future PLC, a global platform for specialist media and member of the FTSE250, and Heathrow Airport Holdings Limited. He also served as a Non-Executive Director of William Hill PLC, one of the largest gambling operators in the UK, before the Board was dissolved following its acquisition by Caesars Entertainment in April 2021. He has also previously been a non-executive director of AA plc, Equiniti Group plc, Findmypast Limited and Seedrs Ltd. Mr. Brooker holds a Master’s Degree in Engineering, Economics and Management from Oxford University in the UK.

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

Marianne Heiss has served as a member of the Company Board since September 2024. She is an expert in finance, accounting, auditing, international management, brand building and ESG with extensive international experience and a long on-going track record of sustainable and efficient strategic leadership. Ms. Heiss spent the last 27 years in various European management positions at BBDO Worldwide, most recently as Chief Executive Officer of BBDO Group Germany from 2019 to 2023. Prior to her appointment as CEO in 2019, she played a key role in the success of BBDO Group Germany as Chief Financial Officer from 2013 to 2019. Before Ms. Heiss moved to Germany she was European Finance Director, responsible for 35 offices in 18 European countries. She was the first woman to lead BBDO Group Germany, which was founded in 1956, in the German market. The BBDO Group unites numerous leading agency brands, including consultancy, digital and design agencies in Berlin, Düsseldorf, Frankfurt, Hamburg and Munich. She was also a member of BBDO's international board in New York and represented all BBDO agencies worldwide on the global Environmental Sustainability Core Team of Omnicom Inc. based in New York. Ms. Heiss served as Vice President of the German GWA from 2015 to 2017. Ms. Heiss studied Business Accounting and Management in Wiener Neustadt and spent her early years in finance. Since 2018, she has been a member of the supervisory boards of Volkswagen AG, Audi AG and Porsche SE. At Porsche SE, she is also the ESG (Environmental, Social and Governance) expert on the Supervisory Board and at Volkswagen AG, she is also a member of the Audit Committee. From June 2023 to October 2024 she was a member of the supervisory board of Flix SE and head of the Audit Committee.

Anthony Jabbour has served as a member of the Company Board since 2021. Mr. Jabbour has also served as the Chief Executive Officer and a director of Dun & Bradstreet (and its predecessors), a leading global provider of business decision data and analytics, since February 2019. From May 2022 until its acquisition by ICE in 2023, Mr. Jabbour was the Executive Chairman of Black Knight, Inc., a premier provider of software and data analytics to the mortgage and consumer loan, real estate and capital markets verticals. He previously served as Chairman of Black Knight, Inc. from 2021 to 2022 and Chief Executive Officer from 2018 to 2022. Prior to joining Black Knight, Inc., Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. He served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM’s Global Services group managing complex client projects and relationships. Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollmann has served as a member of the Company Board since 2021. Ms. Kollmann is Chairperson of Citigroup Global Markets Europe AG and Audit Committee Chair. She is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG, member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola Europacific Partners. Previously, she has been Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Pfandbriefbank AG, Deputy Chairperson of the Supervisory Board as well as Chairperson of the Audit Committee of Hypo Real Estate Holding AG, and a member of the Supervisory Boards of KfW-IPEX Bank GmbH and Bank Gutmann AG. Ms. Kollmann is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published. Previously, Ms. Kollmann was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London. Prior to joining Morgan Stanley, Ms. Kollmann worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.” She holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy has served as a member of the Company Board since 2021. Mr. Murphy joined Blackstone in 2021 and is a Senior Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries. In addition to Paysafe, Mr. Murphy sits on the boards of Dynamo Software and Civica. Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division. Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

Eli Nagler has served as a member of the Company Board since 2018. Mr. Nagler is a Senior Managing Director in the Private Equity Group of Blackstone, where he focuses on investments in the Technology and Financial Services sectors. Since initially joining Blackstone in 2007, Mr. Nagler has been involved in the execution of the firm’s investments in Alight Solutions, BankUnited, Bayview Asset Management, Ellucian, Exeter Finance, IntraFi Network, Lendmark Financial Services, MB Aerospace, Paysafe, Refinitiv, Sphera, Tradeweb, Viva Capital, Vivint, and Vivint Solar. In addition to the Company, he currently serves as a Director of Ellucian,

IntraFi Network, Renaissance Learning, and Sphera. Before rejoining Blackstone after the completion of an MBA, Mr. Nagler worked at the United States Treasury Department in the Office of Capital Markets. Mr. Nagler received an AB magna cum laude from Harvard College and an MBA with distinction from Harvard Business School, where he graduated as a John L. Loeb Fellow. He is a former Term Member of the Council on Foreign Relations and a Partnership for New York City Rockefeller Fellow.

Peter Rutland has served as a member of the Company Board since 2017. Mr. Rutland joined CVC in 2007 and is Head of CVC’s Financial Services Group and a Managing Partner. Prior to joining CVC, he worked for Advent International and Goldman Sachs. Mr. Rutland holds an MA Degree from the University of Cambridge and an MBA from INSEAD.

Per the Shareholders Agreement, the CVC Investors, the Blackstone Investors and Cannae LLC jointly designated Dagmar Kollmann and Mark Brooker as independent directors, the CVC Investors designated Matthew Bryant and Peter Rutland as directors, the Blackstone Investors designated Jonathan Murphy and Eli Nagler as directors and the FTAC Investors designated Daniel Henson, Marianne Heiss and Anthony Jabbour as directors. See “C. Board Practices—Composition of the Board of Directors” and “Item 7.B. Related Party Transactions” of this Report for additional information.

B. Compensation

Non-Executive Directors

For the year ended December 31, 2024, our non-executive directors consisted of Daniel Henson, Mark Brooker, Anthony Jabbour, Dagmar Kollman, and Marianne Heiss (as of September 2024). We do not currently pay our directors who are either employed by CVC or Blackstone, any compensation for their service as directors. Our non-executive directors who receive compensation receive an annual cash fee ranging from $90,000 to $150,000, committee and chairmanship fees ranging from $7,500 to $40,000 and are eligible to participate in the Paysafe equity program with annual equity grants ranging from $167,500 to $350,000, granted at the Annual General Meeting. In addition, certain directors may receive one-time grants upon joining the Board. The aggregate compensation paid in cash and equity to non-executive directors in 2024 was $544,690 and $963,034, respectively. In addition, all of our directors receive reimbursement for all reasonable and properly documented expenses.

Senior Management

For the year ended December 31, 2024, our senior management team consisted of Bruce Lowthers, John Crawford (as of September 2024), Alexander Gersh (through September 2024), Rob Gatto, Elliott Wiseman, Roy Aston, Richard Swales, Gustavo Ruiz (through June 2024), Nicole Carroll (through February 2025) and Chi Eun Lee (as of February 2024). The aggregate amount of compensation, including cash, equity awards and other benefits, paid to our senior management team for the year ended December 31, 2024 was $30,654,080 of which $2,499,758 was related to an Executive’s employment and/or termination agreement and not part of their normal compensation programs. The Cash compensation for our senior management team in 2024 consisted of aggregate base salary of $4,301,649. The description below provides detail on the equity grants.

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

In 2024, the Adjusted EBITDA metric did not achieve the threshold performance target and, therefore, the program was not funded to be paid to executives. As such, the Compensation Committee did not award any payments for the annual incentive program to executives and other senior leadership staff.

Long-Term Incentive Program

The Compensation Committee met several times to discuss the 2024 Long-Term Incentive Program of the Company for the executives and other employees under the Omnibus Incentive Program. After careful consideration of the current economy, retention concerns and company stock performance, the Compensation Committee approved the granting of time-based restricted stock units vesting annually over a three-year period. The Long-Term Incentive Program was created to align the interests of executives with the interests of our shareholders while also allowing for a more longer-term focus on key business objectives.

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

In aggregate, the value of the long-term incentive awards granted to executives is equal to $20,847,712 for the year ended December 31, 2024. Grant values for 2024 included the following programs:

Grant Type	Value at Grant ($)
2024 Annual RSU Grant	$17,847,735
Performance-Based RSU	999,992
Sign-on RSU Grant	1,999,985

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

C. Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors, with two directors in Class I (Bruce Lowthers and Jonathan Murphy), four directors in Class II (Matthew Bryant, Mark Brooker, Marianne Heiss and Dagmar Kollmann) and four directors in Class III (Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland). The Class I directors term expires in 2025, the Class II directors term expires in 2026 and the Class III directors term expires in 2027. The Company Board has determined that Daniel Henson, Anthony Jabbour, Dagmar Kollmann, and Mark Brooker qualify as independent directors under the NYSE listing standards. We entered into the Shareholders Agreement with our Principal Shareholders in connection with the Transaction. This agreement grants our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. For additional information, see “Item 7.B. Related Party Transactions” of this Report.

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Audit Committee

Our audit committee consists of Dagmar Kollmann, Mark Brooker, and Marianne Heiss with Dagmar Kollmann serving as chair. Dagmar Kollmann and Marianne Heiss are designated as audit committee financial experts. The Company Board has determined that Dagmar Kollmann, Mark Brooker and Marianne Heiss qualify as independent directors under the independence standards of Rule 10A-3 of the Exchange Act, and that Dagmar Kollmann qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC. Our audit committee is responsible for, among other thing:

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

D. Employees

As of December 31, 2024, we had approximately 3,300 employees globally.

None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Ownership of Company Common Shares by the directors and executive officers of Paysafe is set forth in “Item 7.B. Related Party Transactions” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Company Common Shares as of February 26, 2025:

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

Name and Address of Beneficial Owner	Number (1) of Company Common Shares	Percentage of Company Common Shares
Company Officers, Directors and 5% Holders
Parties to our shareholders agreement as a group (2)	28,014,707	45%
CVC (3)	12,999,672	21%
Blackstone (4)	10,914,696	17%
Cannae (5)	2,462,237	4%
FNF Holders (6)	3,750,000	6%
William P. Foley II (7)	1,638,102	3%
Bruce Lowthers	*	*
John Crawford	*	*
Roy Aston	*	*
Robert Gatto	*	*
Chi-Eun Lee	*	*
Richard Swales	*	*
Elliot Wiseman	*	*
Daniel Henson	*	*
Mark Brooker	*	*
Matthew Bryant	*	*
Anthony Jabbour	*	*
Dagmar Kollmann	*	*
Marianne Heiss	*	*
Jonathan Murphy	*	*
Eli Nagler	*	*
Peter Rutland	*	*
All Company directors and executive officers as a group	*	*

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
(4)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2022. Reflects 8,402,943 Company Common Shares directly held by BCP Pi Aggregator (Cayman) L.P., 1,490,243 Company Common Shares directly held by Blackstone Pi Co-Invest (Cayman) L.P., 378,290 Company Common Shares directly held by BCP VII Co-Invest—Star (Cayman) L.P., and 39,055 Company Common Shares directly held by Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman)VII Ltd.., with BCP VII GP L.L.C. controlling Blackstone Management Associates (Cayman) VII L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone LR Associates (Cayman) VII Ltd., who are certain senior personnel of Blackstone. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman)VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154

(5)
Based on the most recently available Schedule 13D/A filed with the SEC on November 25, 2024, as of November 21, 2024. “Cannae” shall refer to Cannae Holdings, Inc., a Delaware corporation (“CHI”); and Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”). Reflects 2,462,237 Company Common Shares directly held by CHL. The address of each of the entities listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.
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

In September 2021, we entered into a 10-year license and risk management agreement with Dun & Bradstreet. Pursuant to the agreement, Dun & Bradstreet will provide data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. Additionally, in December 2022, we entered into a 63 month lease agreement in Jacksonville, Florida, with Dun & Bradstreet, as lessor. Both agreements were approved by our Audit Committee. In 2024, we recognized $16 million of expense associated with Dun & Bradstreet, mainly in connection with the license and risk management agreement. Mr. Jabbour is the Chief Executive Officer and a director of Dun & Bradstreet. In addition, Dun & Bradstreet is an affiliate of Cannae.

For additional information on related party transactions, see Note 21, Related party transactions, within Item 18, Financial Statements appearing elsewhere in this Report.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

B. Management’s Report on Internal Controls over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on our assessment and the criteria discussed above, management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte, as stated in their report which appears in Item 15 herein.

C. Attestation Report of Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Paysafe Limited and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 4, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 4, 2025

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dagmar Kollmann and Marianne Heiss are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and that Ms. Heiss and Ms. Kollmann satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and NYSE listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table represents aggregate fees billed to us for professional services rendered by Deloitte & Touche, our independent registered public accounting firm, for the fiscal year ended December 31, 2024 and 2023.

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	($) in thousands	($) in thousands
Audit Fees	$7,409	$6,763
Audit-Related Fees	85	297
Tax Fees	211	-
All Other	3	-
Total	$7,708	$7,060

Audit fees of Deloitte & Touche for the fiscal year ended December 31, 2024 and 2023 reflect professional services rendered regarding statutory audits of the Company and its subsidiaries, audits of annual consolidated financial statements and review of interim financial statements. Audit-related fees reflect professional services provided that are related to the performance of the audit and attributable to events or transactions that are non-recurring in nature. Tax fees reflect professional services provided that are related to tax compliance and tax planning and advice. All other fees reflect subscription services related to technical accounting tools.

Audit Committee Pre-Approval

The Audit Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the Audit Committee preapproves all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee Chair may also pre-approve particular services on a case-by-case basis within a de minimis threshold. All services provided by Deloitte in 2024 and 2023 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the independence standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50 million of our common shares. We fund repurchases through a combination of cash on hand, cash generated by operations and future financing transactions, as appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. There is no expiration date under the Share Repurchase Program. Purchases of our equity securities were made by the Company during the year end December 31, 2024 as outlined below.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
January 2024	-	-	-	$50,000
February 2024	-	-	-	$50,000
March 2024	989,419	$14.15	989,419	$36,000
April 2024	686,396	$16.03	1,675,815	$25,000
May 2024	-	-	1,675,815	$25,000
June 2024	-	-	1,675,815	$25,000
July 2024	-	-	1,675,815	$25,000
August 2024	-	-	1,675,815	$25,000
September 2024	-	-	1,675,815	$25,000
October 2024	-	-	1,675,815	$25,000
November 2024	742,701	$18.09	2,418,516	$11,565
December 2024	226,196	$19.83	2,644,712	$7,079

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted our Securities Dealing Policy which governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and all others who work for Paysafe whether as contractors or otherwise (together, the "Company Personnel"), family members of Company Personnel and trusts, corporations and other entities controlled by any such persons, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Securities Dealing Policy, including any amendments thereto, is filed as Exhibit 11.1 to this Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established an enterprise-wide information security program, which includes a robust security controls framework, a broad range of cyber defenses, round the clock security operations capability, and processes and systems to identify security threats and vulnerabilities. Our approach to cyber security is designed to protect our networks and systems, safeguard customer, financial and commercial data against cyber-attacks, whilst enabling an effective response and recovery to cyber-attacks to ensure continued business operations.

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

Such adverse effects could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards and other monetary loss or have other material impacts on our business. We, like other financial technology organizations, as well as third parties with whom we interact, are routinely subject to cybersecurity threats and our respective technologies, IT systems and networks have been victims of cyberattacks in the past. While we have experienced cybersecurity incidents, we are not aware that we have experienced a material cybersecurity incident during the 2024 fiscal year.

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

The Company operates a Business Continuity Management System which is certified as compliant with ISO22301:2019. In support of this program, our Operational Resilience Steering Committee meets quarterly and is chaired by our Chief Operating Officer. The remit of this committee is to ensure the Operational Resiliency program is suitable to maintain the delivery of services and minimize impact to our customers in the event of an unplanned disruption, along with oversight of operational resiliency, business continuity, disaster recovery, and crisis management achievements and provide support and direction to overcome challenges in realizing the program’s aims & objectives. Core members of this committee include our Chief Information Security Officer, Chief Legal and People Officer, Chief Financial Officer, Chief Risk and Compliance Officer and Chief Growth Officer, along with representation from our Technology Operations leadership. This committee is used as a vehicle to present overall performance of the program including delivery of metrics regarding business impact assessments (BIAs), Disaster Recovery Testing results, along with any audit findings and non-conformities.

In 2024, the Company began preparing for the Digital Operational Resilience Act (DORA), effective January 17, 2025, across the EU. To align our Operational Resilience program with DORA, we have enhanced the program by mapping critical business capabilities to associated technologies and third-party information and communication technology (ICT) service providers, establishing a dedicated ICT Risk Management Framework aligned with our overarching Enterprise Risk Management Framework, revising our ICT Incident and Cybersecurity Incident Response procedures to align with emerging regulatory reporting criteria, and introduced revised contractual terms for ICT service providers supporting critical functions.

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

ITEM 19. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statement Schedules: All schedules have been omitted because they are not applicable, not material or the required information is included in the consolidated financial statements or notes thereto.

Exhibits: The exhibit index attached hereto is incorporated herein by reference.

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

4.7

Senior Facilities Agreement, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited, Paysafe Group Holdings III limited and JP Morgan Securities PLC, Credit Suisse AG, London Branch and Credit Suisse Loan Funding LLC, as arrangers and bookrunners, JP Morgan AG, as agent and Luci Trustee Services Limited, as security agent (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.8

Intercreditor Agreement, dated as of June 24, 2021, by and among J.P. Morgan AG, as senior facility agent, the companies named therein and Lucid Trustee Services Limited, as security agent. (incorporated by reference to Exhibit 4.8 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

4.9

US Collateral Agreement, dated as of June 24, 2021, by and among Paysafe US Holdco Limited, Paysafe Holdings (US) Corp, and each other Grantor party thereto and Lucid Trustee Services Limited, as Security Agent.(incorporated by reference to Exhibit 4.9 to the Form 20-F filed on March 15, 2023 (file no. 001-40302)).

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

4.13

Amendment Agreement dated April 13, 2023 to the Senior Facilities Agreement, dated as of June 24, 2021, by and among Paysafe Group Holdings II Limited, Paysafe Group Holdings III limited and JP Morgan Securities PLC, Credit Suisse AG, London Branch and Credit Suisse Loan Funding LLC, as arrangers and bookrunners, JP Morgan AG, as agent and Luci Trustee Services Limited, as security agent (incorporated by reference to Exhibit 4.13 to the Form 20-F filed on March 20, 2024 (file no. 001-40302).

4.14	Paysafe Limited Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 of Form S-8 filed on March 15, 2023 (file no. 333-270582)).

8.1	List of Subsidiaries of Paysafe Limited*

11.1	Paysafe Securities Dealings Policy*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent Deloitte & Touche LLP.*

97.1	Paysafe Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Form 20-F filed on March 20, 2024 (file no. 001-40302)).

99.1	Section 13 (r) Disclosure*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

PAYSAFE LIMITED

March 4, 2025	By:	/s/ Bruce Lowthers
	Name:	Bruce Lowthers
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Paysafe Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Paysafe Limited and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income / (loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Revenue - Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company’s revenue consists of transaction-based fees that are calculated as a percentage of the transaction dollar volume, a fixed per transaction fee or a combination of both. The revenue is comprised primarily of a significant volume of low-dollar transactions, sourced from multiple systems, databases, and other tools. The processing of transactions and recording of revenue is highly automated and is based on contractual terms with banks, payment card networks, issuers, financial institutions, and consumers. Because of the nature of the Company’s revenue, the Company uses automated systems to process and record its revenue transactions.

We identified revenue as a critical audit matter because the Company’s systems to process and record revenue are highly automated. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Company’s systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s systems to process and record revenue included the following, among others:

•
We tested the effectiveness of controls within the relevant revenue business processes, including those in place to reconcile the various reports extracted from the IT systems to the Company’s general ledger.
•
With the assistance of our IT specialists, we:
•
Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
•
Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.
•
For a sample of revenue transactions for certain revenue streams, we performed detail transaction testing by agreeing the amounts recognized to source documents and testing the mathematical accuracy of the recorded revenue.
•
For certain revenue streams, we inspected related revenue journal entry data, testing the information for completeness and accuracy.

Goodwill — Refer to Notes 1 and 4 to the financial statements

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

March 4, 2025

We have served as the Company’s auditor since 2021.

Paysafe Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(U.S. dollars in thousands, except per share data)

	For the Year Ended December 31,
	2024	2023	2022
Revenue	$1,704,835	$1,601,138	$1,496,137
Cost of services (excluding depreciation and amortization)	715,762	663,212	614,025
Selling, general and administrative	575,553	508,136	534,515
Depreciation and amortization	273,364	263,433	266,819
Impairment expense on goodwill and intangible assets	823	1,254	1,887,223
Restructuring and other costs	5,178	6,061	64,132
Loss on disposal of subsidiaries and other assets, net	801	386	1,359
Operating income / (loss)	133,354	158,656	(1,871,936)
Other income, net	21,475	13,081	83,778
Interest expense, net	(140,805)	(151,148)	(126,628)
Income / (loss) before taxes	14,024	20,589	(1,914,786)
Income tax (benefit) / expense	(8,136)	40,840	(52,502)
Net income / (loss)	$22,160	$(20,251)	$(1,862,284)
Less: net income attributable to non-controlling interest	-	-	371
Net income / (loss) attributable to the Company	$22,160	$(20,251)	$(1,862,655)

Net income / (loss) per share attributable to the Company - basic	$0.36	$(0.33)	$(30.78)
Net income / (loss) per share attributable to the Company - diluted	$0.36	$(0.33)	$(30.78)

Net income / (loss)	$22,160	$(20,251)	$(1,862,284)
Other comprehensive (loss) / income, net of tax of $0:
(Loss) / gain on foreign currency translation	(16,742)	14,330	(34,251)
Total comprehensive income / (loss)	$5,418	$(5,921)	$(1,896,535)
Less: comprehensive income attributable to non-controlling interest	—	—	371
Total comprehensive income / (loss) attributable to the Company	$5,418	$(5,921)	$(1,896,906)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	As of December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$216,683	$202,322
Customer accounts and other restricted cash	1,081,896	1,295,947
Accounts receivable, net of allowance for credit losses of $7,994 and $5,240, respectively	158,197	162,081
Settlement receivables, net of allowance for credit losses of $4,082 and $5,197, respectively	138,565	171,224
Prepaid expenses and other current assets	81,298	74,919
Total current assets	1,676,639	1,906,493
Deferred tax assets	91,304	77,273
Property, plant and equipment, net	24,297	17,213
Operating lease right-of-use assets	40,620	22,120
Derivative asset	5,502	10,427
Intangible assets, net	981,315	1,163,935
Goodwill	1,976,851	2,023,402
Other assets – non-current	12,806	6,838
Total assets	$4,809,334	$5,227,701
Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$176,940	$202,699
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,235,104	1,477,017
Operating lease liabilities – current	7,653	8,233
Income taxes payable	5,495	—
Contingent and deferred consideration payable – current	8,070	11,828
Liability for share-based compensation – current	2,126	2,701
Total current liabilities	1,445,578	1,712,668
Non-current debt	2,353,358	2,491,643
Operating lease liabilities – non-current	35,573	16,963
Deferred tax liabilities	91,570	111,705
Warrant liabilities	1,401	1,423
Liability for share-based compensation – non-current	2,268	3,108
Contingent and deferred consideration payable – non-current	325	6,878
Total liabilities	3,930,073	4,344,388
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 62,511,104 shares issued and 59,888,304 outstanding as of December 31, 2024 and 61,719,443 shares issued and outstanding as of December 31, 2023	750	741
Additional paid in capital	3,199,119	3,166,012
Accumulated deficit	(2,237,534)	(2,259,694)
Treasury shares - at cost; 2,622,800 shares as of December 31, 2024 and 0 shares as of December 31, 2023	(42,586)	—
Accumulated other comprehensive loss	(40,488)	(23,746)
Total shareholders' equity	879,261	883,313
Total liabilities and shareholders' equity	$4,809,334	$5,227,701

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated Deficit	Treasury shares	Accumulated other comprehensive loss	Shareholders' equity in the Company	Non-controlling interest	Total Shareholders' equity
December 31, 2021	$723	$2,949,654	$(376,788)	$—	$(3,825)	$2,569,764	$138,005	$2,707,769
Net (loss) / income	—	—	(1,862,655)	—	—	(1,862,655)	371	(1,862,284)
Loss on foreign currency translation, net of tax of $0	—	—	—	—	(34,251)	(34,251)	—	(34,251)
Shared based compensation	—	48,400	—	—	—	48,400	—	48,400
Restricted stock units issued	5	(5)	—	—	—	—	—	—
Shares issued upon warrants exercised	1	2	—	—	—	3	—	3
Reverse stock split (Note 1)	1	(1)	—	—	—	—	—	—
LLC Units Surrendered (Note 1)	—	100,081	—	—	—	100,081	(100,081)	—
Contributions from non-controlling interest holders (Note 1)	—	38,295	—	—	—	38,295	(38,295)	—
December 31, 2022	$730	$3,136,426	$(2,239,443)	$—	$(38,076)	$859,637	$—	$859,637
Net loss	—	—	(20,251)	—	—	(20,251)	—	(20,251)
Gain on foreign currency translation, net of tax of $0	—	—	—	—	14,330	14,330	—	14,330
Shared based compensation	—	19,609	—	—	—	19,609	—	19,609
Restricted stock units issued	11	(11)	—	—	—	—	—	—
Shares issued upon warrants exercised	—	5	—	—	—	5	—	5
Contribution from Topco (see Note 14)	—	3,707	—	—	—	3,707	—	3,707
Conversion of liability classified award to equity	—	6,276	—	—	—	6,276	—	6,276
December 31, 2023	$741	$3,166,012	$(2,259,694)	$—	$(23,746)	$883,313	$—	$883,313
Net income	—	—	22,160	—	—	22,160	—	22,160
Loss on foreign currency translation, net of tax of $0	—	—	—	—	(16,742)	(16,742)	—	(16,742)
Shared based compensation	—	31,149	—	—	—	31,149	—	31,149
Restricted stock units issued	9	(9)	—	—	—	—	—	—
Contribution from Topco (see Note 14)	—	1,842	—	—	—	1,842	—	1,842
Common shares repurchased (see Note 15)	—	—	—	(42,921)	—	(42,921)	—	(42,921)
Common shares reissued (see Note 15)	—	125	—	335	—	460	—	460
December 31, 2024	$750	$3,199,119	$(2,237,534)	$(42,586)	$(40,488)	$879,261	$—	$879,261

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income / (loss)	$22,160	$(20,251)	$(1,862,284)
Adjustments for non-cash items:
Depreciation and amortization	274,755	264,145	266,819
Unrealized foreign exchange (gain) / loss	(4,123)	411	(44,157)
Deferred tax (benefit) / expense	(33,187)	19,692	(82,876)
Interest expense, net	(10,122)	(2,642)	24,394
Share-based compensation	38,534	28,873	62,354
Other income, net	(10,159)	(20,515)	(45,489)
Impairment expense on goodwill and intangible assets	823	1,254	1,887,223
Allowance for credit losses and other	52,649	21,186	35,541
Loss on disposal of subsidiaries and other assets, net	801	386	1,359
Non-cash lease expense	8,939	8,937	7,034
Movements in working capital:
Accounts receivable, net	(43,241)	(18,813)	(34,224)
Prepaid expenses, other current assets, and related party receivables	(11,582)	6,953	(13,085)
Accounts payable, other liabilities, and related party payables	(26,651)	(32,974)	17,400
Income tax (receivable) / payable	(5,792)	(22,620)	17,192
Net cash flows provided by operating activities	253,804	234,022	237,201
Cash flows from investing activities
Purchase of property, plant & equipment	(15,935)	(12,849)	(4,543)
Purchase of merchant portfolios	(8,778)	(30,735)	(56,438)
Other intangible asset expenditures	(95,783)	(89,319)	(89,065)
Acquisition of businesses, net of cash acquired	—	—	(424,722)
Net cash outflow on disposal of subsidiaries	—	—	(826)
Receipts under derivative financial instruments	8,919	10,208	—
Cash inflow from merchant reserves	6,510	12,200	—
Cash outflow for merchant reserves	—	(24,400)	—
Other investing activities, net	(3,313)	(342)	—
Net cash flows used in investing activities	(108,380)	(135,237)	(575,594)
Cash flows from financing activities
Cash settled equity awards	—	(484)	(990)
Repurchases of shares withheld for taxes	(7,554)	(8,467)	(6,937)
Proceeds from exercise of warrants	—	5	3
Proceeds from employee share purchase plan	786	—	—
Purchase of treasury shares	(42,921)	—	—
Settlement funds - merchants and customers, net	(163,837)	(588,151)	686,877
Repurchases of borrowings	(92,278)	(167,424)	(45,511)
Proceeds from loans and borrowings	220,352	125,597	120,669
Repayment of loans and borrowings	(174,718)	(121,724)	(148,919)
Payment of debt issuance costs	(491)	—	(6,781)
Proceeds under line of credit	855,000	900,000	796,600
Repayments under line of credit	(865,000)	(900,000)	(771,600)
Receipts under derivative financial instruments	—	—	137
Contingent consideration received	—	300	2,621
Contingent and deferred consideration paid	(10,138)	(10,680)	(19,834)
Net cash flows (used in) / provided by financing activities	(280,799)	(771,028)	606,335
Effect of foreign exchange rate changes	(64,315)	43,317	(112,465)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash, during the year	(199,690)	(628,926)	155,477
Cash and cash equivalents, including customer accounts and other restricted cash, at the beginning of the year	1,498,269	2,127,195	1,971,718
Cash and cash equivalents, including customer accounts and other restricted cash, at end of the year	$1,298,579	$1,498,269	$2,127,195

	For the Year Ended December 31,
	2024	2023	2022
Supplemental cash flow disclosures:
Cash paid for interest	$150,927	$153,790	$102,230
Cash paid / (received) for Income taxes, net	$30,843	$43,768	$(13,182)

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Financial Position to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	For the Year Ended December 31,
	2024	2023	2022
Cash and cash equivalents	$216,683	$202,322	$260,219
Customer accounts and other restricted cash	1,081,896	1,295,947	1,866,976
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,298,579	$1,498,269	$2,127,195

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

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub Inc., (a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “Merger Sub”), Paysafe Bermuda Holding LLC (a Bermuda exempted limited liability company and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “LLC”), Pi Jersey Holdco 1.5 Limited (a private limited company incorporated under the laws of Jersey, Channel Islands on November 17, 2017, herein referred to as “Legacy Paysafe” or “Accounting Predecessor”), and Paysafe Group Holdings Limited (a private limited company incorporated under the laws of England and Wales, herein referred to as “PGHL”), entered into a definitive agreement and plan of merger which was consummated on March 30, 2021 (the “Transaction”) as follows:

•
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
•
Paysafe Limited acquired from PGHL all of the Accounting Predecessor’s shares in exchange for cash consideration of $2,448,799 and share consideration of 333,419,924 common shares (“Capital reorganization”).
•
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

During the year ended December 31, 2022, the Company completed the acquisition of SafetyPay with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments (See Note 12).

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

Principles of consolidation

The accompanying consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 include the accounts of the Company, and its subsidiaries. All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

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

Non-controlling interest

Skrill USA

Prior to January 1, 2022, the Company had an interest in Skrill USA, a company that provides digital wallet services to U.S. customers. As the Company had no direct equity ownership in Skrill USA, but rather an arrangement with other Skrill-related entities that provided the Company with an economic interest in Skrill USA, as well as implied power in making decisions, 100% of the equity (net assets) and results of operations were presented as non-controlling interest in the Company's consolidated financial statements prior to January 1, 2022. During the first quarter of 2022, the Company acquired 100% of the equity interest of Skrill USA. As a result, Skrill USA has been accounted for as a wholly owned subsidiary and no longer represents a non-controlling interest to the Company subsequent to December 31, 2021. The change in ownership was accounted for as an equity transaction, with no gain or loss recognized. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest and is reflected as a capital contribution in the Consolidated Statements of Shareholders' Equity.

LLC membership equity interests ("LLC Units")

In connection with the Transaction, Paysafe Bermuda Holdings LLC issued 20,893,780 LLC Units in exchange for the FTAC Founder’s FTAC Class C shares outstanding immediately prior to the Transaction. The LLC units contained an exchange right which entitled the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”). The Exchange Right could not be exercised until 12 months after the Transaction. Thereafter, it could be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately. At the time of the Transaction, the LLC Units were accounted for as permanent equity and presented as non-controlling interest, as they were held by the FTAC Founder and entitled to participate in tax distributions.

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

During the fourth quarter of 2022, the Company was notified that 100% of the LLC Units were surrendered by the FTAC Founder and were subsequently cancelled. There was no consideration provided to the FTAC Founder by the Company in lieu of surrendering or canceling the LLC Units. As a result, as of December 31, 2022, the non-controlling interest was eliminated and recorded as a capital contribution from a related party in an equivalent amount. There was no impact to the Statements of Comprehensive Income / (Loss) as a result of the cancellation as there was no benefit or consideration provided in exchange for canceling the LLC units.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and high quality, short-term money market instruments with an original maturity of three months or less. Cash equivalents are based on quoted market prices, a Level 1 fair value measurement.

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

The Company had settlement receivables, net from the following parties:

	As of December 31,
	2024	2023
Third party payment processors	$71,968	$86,515
Distribution partners	66,597	84,709
Total	$138,565	$171,224

Settlement receivables are initially measured at fair value and subsequently measured at their amortized cost less allowance for credit losses. Refer to Allowance for credit losses below for the measurement of the allowance for credit losses.

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

The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of “Selling, general and administrative” in the Consolidated Statements of Comprehensive Income / (Loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Recoveries from freestanding credit enhancements, such as certain insurance contracts are not included in the estimate of expected credit losses. An insurance recovery asset is recognized in "Prepaid expenses and other current assets" in the Consolidated Statements of Financial Position at the time an incurred loss and the recovery of the receivable is probable. Recoveries are recognized within "Selling, general & administrative" within the Consolidated Statements of Comprehensive Income / (Loss).

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

Depreciation expense is recorded in the Consolidated Statements of Comprehensive Income / (Loss) in “Depreciation and amortization” or "Selling, general and administrative" depending on the nature of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statements of Comprehensive Income / (Loss).

Leases

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. We recognize lease extension and termination options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2024, the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

For short term leases, the Company recognizes lease payments on a straight-line basis in the Consolidated Statements of Comprehensive Income / (Loss) in the period in which the obligation is incurred. During the year ended December 31, 2024, short term lease expense was not significant. For the Company's data center leases, where the consideration for lease and non-lease components is not separated, we apply the practical expedient to combine the lease and non-lease components.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise, fixed lease payments (including in-substance fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date. During the years ended December 31, 2024, 2023 and 2022 the amount of variable lease expense incurred was not significant.

The right-of-use asset is initially measured at the amount equal to the lease liability, adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs. Subsequently, the right-of-use asset is subject to amortization which is recognized on a straight-line basis over the lease term in the Consolidated Statements of Comprehensive Income / (Loss) in “Selling, general and administrative.”

The lease liabilities are presented as separate lines in the Consolidated Statements of Financial Position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The interest on the lease liability is recognized in the Consolidated Statements of Comprehensive Income / (Loss) in “Selling, general and administrative.” The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

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

Finite-lived intangible assets

Acquired computer software is stated at cost less accumulated amortization and accumulated impairment losses. Other intangible assets, including customer relationships and brands that are acquired by the Company and have finite useful lives, are recognized at fair value at the acquisition date and amortized using the straight-line method over the estimated useful life of the intangible asset. Amortization expense is recorded in the Consolidated Statements of Comprehensive Income / (Loss) in “Depreciation and amortization.”

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

Software development costs

The Company develops software that is used in providing services to customers. Costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins when both of the following occur: 1) the preliminary project stage is completed, and 2) management, with the relevant authority, authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the software is substantially complete and ready for its intended use. Capitalized costs include payroll and payroll-related costs, including external consulting fees. Capitalized costs incurred to develop software for internal use are capitalized to "Intangible assets, net" and amortized on a straight-line basis over an estimated useful life of three to ten years and are recorded as “Depreciation and amortization” on the Consolidated Statements of Comprehensive Income / (Loss). Costs related to maintenance of internal use software are expensed as incurred.

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use. Research and development expense for the year ended December 31, 2024, 2023 and 2022 were $7,267, $7,278, and $7,377.

Cloud computing arrangements

For cloud computing arrangements that are a service contract, the Company capitalizes certain implementation costs that are directly related to the configuration of the cloud computing software for internal use, which includes certain employee costs and third-party costs. Capitalized implementation costs are expensed on a straight-line basis over the term of the associated hosting arrangement, which is the non-cancellable period of the arrangement and periods covered by renewal options that the Company is reasonably certain to exercise. Capitalized amounts related to such arrangements are recorded within "Prepaid expenses and other current assets" and within "Other assets - non-current" in the Consolidated Statements of Financial Position and amortized to "Selling, general and administrative" expenses in the Consolidated Statements of Comprehensive Income / (Loss).

Impairment of finite-lived intangible and long-lived assets

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of long-lived assets and finite-lived intangible assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying amount of the asset group will be recovered through the future undiscounted cash flows expected from use of the asset group and its eventual disposition. If the carrying amount of the asset group is determined not to be recoverable, a write-down to fair value is recorded as “Impairment expense on goodwill and intangible assets” within the Consolidated Statements of Comprehensive Income / (Loss). Fair values are determined based on a discounted cash flow analysis. The Company also regularly evaluates whether events and circumstances have occurred that indicate the useful lives of long-lived assets and finite-lived intangible assets may warrant revision. See Note 5 for further information regarding the Company’s impairment review of finite-lived intangible assets.

Goodwill

Goodwill is required to be allocated to reporting units which are either (1) an operating segment or (2) components of an operating segment that are one level below and for which discrete financial information is prepared and regularly reviewed by segment management. The Company considers its reporting units to be at the operating segment level.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition date amounts of the identifiable assets and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Payments related to contingent consideration made on or within three months of the business combination date is viewed as an extension of the business combination, and such payments are classified as investing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date to settle the contingent consideration liability recognized at fair value as of the acquisition date (including measurement-period adjustments) less payments made on or within three months of the business combination date are classified as financing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date that exceed those classified as financing activities are classified as operating activities in the Consolidated Statements of Cash Flows. There were no business combinations for the year end December 31, 2024. Refer to Note 12 for prior year business combinations.

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

Crypto Assets

We provide customers in certain markets with the ability to buy, sell, and hold crypto assets. The crypto assets are held on a third-party exchange in the Company’s name, for which the customer is the beneficial owner. All the risks and rewards associated with these assets are transferred to the customer at the time of purchase and the Company has no ability to control the assets. The Company does not have contractual or regulatory obligations to safeguard the cryptographic key information associated with these crypto assets in these markets, and, as such, no requirement to safeguard these assets. As a result, the Company does not recognize either the crypto asset or liability to the customer on its balance sheet.

Revenue recognition

The Company follows Accounting Standard Codification (“ASC”) 606, Revenue From Contracts With Customers and ASC 340-40, Other Assets and Deferred Costs - Contracts With Customers (collectively referred to as the “Revenue Standard”). The Revenue Standard provides a five-step framework to determine when and how revenue is recognized, based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Revenue Standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. The Merchant Solutions revenue streams are earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallets revenue streams are almost entirely derived from charging merchants fees for allowing payments on their platforms using our products or from charging customers on a transactional basis for using our services.

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

The Company has presented disaggregated revenue at the segment level (See Note 20).

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

Consumer and merchant revenues are earned either as a fee calculated as a percentage of funds processed or as a charge per transaction, pursuant to the respective consumer and merchant agreements, as well as fees from cross-currency transactions. We also charge monthly maintenance fees for wallets that have periods of inactivity. For customers who purchase prepaid payment vouchers, we consider the redemption of the voucher to be the point in which we earn revenue. The Company does have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and credit card networks before those services are transferred to the customer. The Company also has full discretion in determining the fees charged. As a result, the Company presents revenue on a gross basis for the Digital Wallets segment.

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

Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions. Expense recognized for defined contribution plans for the year ended December 31, 2024, 2023 and 2022 was $6,079, $5,582, and $5,654, respectively.

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

The self-insurance liability represents the best estimate of future payments to be made on reported and unreported losses as of December 31, 2024. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liabilities may change. As of December 31, 2024, the self-insurance liability was not material and no receivables were recorded for payments in excess of our self-insured levels.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2024, 2023 and 2022 was $38,526, $38,833, and $35,280, respectively.

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

The income tax effects from an uncertain tax position are recognized when it is more likely than not that the position will be sustained based on its technical merits and consideration of the tax authorities widely understood administrative practices and precedents. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in the provision for “Income tax (benefit) / expense” on the Consolidated Statements of Comprehensive Income / (Loss).

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

There were no material transfers of account balances between the three levels of hierarchy for the years ended December 31, 2024 and 2023, except as noted in Note 16.

Financial instruments

Financial instruments measured at fair value through profit or loss are measured at fair value with changes in fair value recognized in the Consolidated Statements of Comprehensive Income / (Loss). These financial instruments include contingent consideration receivable, deferred and contingent consideration payable, share-based compensation liabilities, warrant liabilities and derivative financial assets and liabilities.

Financial assets measured at amortized cost include cash and cash equivalents, customer accounts and other restricted cash, accounts receivable and settlement receivables. Financial liabilities measured at amortized cost include debt, accounts payable and other liabilities, and funds payable and amounts due to customers.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Finance costs are charged to the Consolidated Statements of Comprehensive Income / (Loss) using the effective interest rate method.

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

The Company accounts for warrants as derivative liabilities under ASC 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock. The warrants were initially recorded at fair value on the closing date of the Transaction based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / (expense), net” in the Consolidated Statements of Comprehensive Income / (Loss).

As of December 31, 2024 and 2023, all 53,900,329 warrants were considered Public Warrants and no warrants were held by a related party.

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

Recently Adopted Accounting Pronouncements

Convertible Debt Instruments

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public business entities with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted this new guidance effective January 1, 2022. This new guidance did not have an effect on our consolidated financial statements.

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

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), which defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities are no longer be permitted to apply the relief in Topic 848.

The Company has applied the optional expedient in the standard to the debt amendment dated April 13, 2023, and the derivative instrument with the changes in rate accounted for prospectively (See Note 8 and 9).

Business Combinations

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This update improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) recognition of an acquired contract liability and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. This guidance took effect for public business entities with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and is applied prospectively to acquisitions occurring after the effective date. The Company adopted this new guidance effective January 1, 2023. This new guidance did not have an impact on our consolidated financial statements.

Supplier Finance Programs

In September 2022, the FASB issued ASU 2022-04 Liabilities - Supplier Finance Programs. This update enhances transparency about an entity’s use of supplier finance programs. The buyer in a supplier finance program is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll-forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments in this update will take effect for public business entities with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, except for the amendment on roll-forward information which is effective for fiscal years beginning after December 31, 2023. Early adoption is permitted. The Company adopted this new guidance, with the exception of the roll-forward information, effective January 1, 2023. This new guidance did not have a material effect on our consolidated financial statements. The Company did not have any supplier finance arrangements for the years ended December 31, 2024 and 2023.

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

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, which amends Segment reporting (Topic 280). This update enhances reportable segment disclosure requirements, primarily by requiring disclosure of the significant segment expenses for each reportable segment that are regularly provided to the Chief Operating Decision Maker, and aligning the segment reporting disclosure requirements in interim and annual reporting periods. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted this guidance in our December 31, 2024 annual financial statements. Refer to Note 20 Operating Segments for expanded disclosures on the Company's significant segment expenses for its reportable segments.

Accounting Pronouncements not yet Adopted

Crypto Assets

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto assets. This update provides guidance on the accounting for and disclosure of crypto assets by requiring that crypto assets that meet criteria defined by the ASU to 1) be measured at fair value separately from other intangible assets in the statement of financial position, 2) to present remeasurement separately from other changes in other intangible assets in the statement of comprehensive income, and 3) to enhance disclosure requirements related to the crypto assets, including providing roll-forward information of crypto asset holdings. This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2023-08 on January 1, 2025 which did not have a material impact on the Company’s consolidated financial statements.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 270). This update enhances annual income tax disclosure requirements, primarily by requiring public business entities to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company expects to adopt this guidance in our December 31, 2025 annual financial statements and this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This update requires public business entities to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

2.
Net income / (loss) per share attributable to the Company

The Company uses the treasury stock method of calculating diluted net income / (loss) per share attributable to the Company. For the year ended December 31, 2024, we excluded all potentially dilutive stock options and warrants in calculating diluted net income per share as the effect was antidilutive. For the years ended December 31, 2023 and 2022, we excluded all potentially dilutive restricted stock units, stock options, warrants and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive.

The following table sets forth the computation of the Company’s basic and diluted net income / (loss) per ordinary share attributable to the Company.

	Year ended December 31,
	2024	2023	2022
Numerator
Net income / (loss) attributable to the Company - basic	$22,160	$(20,251)	$(1,862,655)
Net income / (loss) attributable to the Company - diluted	$22,160	$(20,251)	$(1,862,655)
Denominator
Weighted average shares – basic	60,884,122	61,434,238	60,519,640
Weighted average shares – diluted (1)	61,896,518	61,434,238	60,519,640
Net income / (loss) per share attributable to the Company
Basic	$0.36	$(0.33)	$(30.78)
Diluted	$0.36	$(0.33)	$(30.78)

(1)
The denominator used in the calculation of diluted net income per share for the year ended December 31, 2024 has been adjusted to include an additional 1,012,396 shares representing the dilutive effect of restricted stock units.

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

On December 12, 2022, the European Union ("EU") Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The Company has provided for estimated top-up tax for jurisdictions where the Pillar II legislation is in effect and has separately disclosed this in the Company’s tax rate reconciliation.

Income tax benefit

The components of income / (loss) before taxes for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	For the Year Ended December 31,
	2024	2023	2022
United Kingdom	$(46,202)	$24,130	$(620,591)
United States	(49,227)	(80,969)	(993,786)
Foreign Other	109,453	77,428	(300,409)
Income / (loss) from operations before taxes	$14,024	$20,589	$(1,914,786)

Income tax expense / (benefit) comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statements of Comprehensive Income / (Loss) except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax expense / (benefit) consists of the following:

	For the Year Ended December 31,
	2024	2023	2022
Current:
United Kingdom	$(4,924)	$(3,447)	$4,638
United States	2,235	2,247	3,004
Foreign Other	27,740	22,348	22,732
Total	25,051	21,148	30,374

Deferred:
United Kingdom	(5,667)	15,764	(25,416)
United States	(12,020)	11,395	(52,225)
Foreign Other	(15,500)	(7,467)	(5,235)
Total	(33,187)	19,692	(82,876)
Income tax (benefit) / expense	$(8,136)	$40,840	$(52,502)

The effective tax rate for the years ended December 31, 2024, 2023 and 2022 was (58.0)%, 198.4%, and 2.7%, respectively. The reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the Year Ended December 31,
	2024	2023	2022
United Kingdom corporate tax rate	25.0%	23.5%	19.0%
Changes in respect of prior periods	(74.3)%	41.6%	0.4%
Rate change	(1.1)%	4.5%	0.3%
Expenses not deductible for tax purposes	46.1%	9.5%	(0.2)%
Tax effect of short fall on share-based compensation	22.9%	22.3%	(0.2)%
Impairment losses not deductible for tax purposes	—	—	(15.8)%
Gains and losses not subject to income tax	—	(1.5)%	0.2%
Withholding tax on unremitted earnings	11.4%	8.7%	(0.1)%
Foreign tax on capital gains	—	—	(0.4)%
Movement in deferred tax not recognized	20.2%	131.9%	(1.8)%
Movement in tax losses not recognized	(32.7)%	(7.0)%	0.1%
Foreign income taxed at different rates	(57.0)%	(31.8)%	1.2%
Pillar II taxes	10.1%	—	—
Movement in uncertain tax positions	(21.9)%	(3.4)%	—
Impact of gains and losses on derivative instruments	(7.3)%	—	—
Other	0.6%	0.1%	—
Effective tax rate	(58.0)%	198.4%	2.7%

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

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	For the Year Ended December 31,
	2024	2023	2022
Beginning unrecognized tax benefits	$8,035	$16,769	$16,744
Decreases related to prior year tax positions	(3,078)	(1,302)	(66)
Increases related to current year tax provisions	-	464	562
Decreases related to settlement with tax authorities	-	(7,896)	(471)
Closing unrecognized tax benefits	$4,957	$8,035	$16,769

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2024, 2023 and 2022 is $4,957, $8,035, and $16,769, respectively, which is recorded within “Accounts payable and other liabilities”

within the Consolidated Statements of Financial Position (See Note 10). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31, 2024 was $1,495 and $246, respectively, as of December 31, 2023 were $2,630 and $134, respectively, and as of December 31, 2022 were $1,620 and $164, respectively.

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

There are certain foreign subsidiaries for which deferred taxes have not been recognized on outside basis difference on the basis that they are indefinitely reinvested or distributable earnings may be repatriated tax-free. As of December 31, 2024, 2023 and 2022, the amount of such taxable temporary differences totaled $693,001, $725,029 and $680,616, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $4,514, $3,706 and $2,720, respectively.

Deferred taxes have been recognized for certain foreign subsidiaries where the permanently reinvested assertion has not been applied. As of December 31, 2024, 2023 and 2022, the amount of such taxable temporary difference totaled $66,772, $55,059 and $27,792, respectively, and the amount of deferred tax liability recognized on this temporary difference is $3,339, $2,812 and $1,390, respectively.

For our domestic subsidiaries in the United Kingdom, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	For the Year Ended December 31,
	2024	2023
Deferred tax assets:
Property and equipment	$6,316	$9,688
Intangible assets	60,250	83,800
Carry forward tax losses	129,096	136,303
Excess interest carry forward	110,918	104,999
Accrued and unpaid expenses	9,769	20,725
Financial instruments	2,606	7,844
Other	13,690	10,325
Total deferred tax assets	332,645	373,684
Valuation allowance	(103,337)	(113,491)
Net deferred tax assets	229,308	260,193
Deferred tax liabilities:
Property and equipment	(2,888)	(6,661)
Intangible assets	(216,279)	(277,537)
Other	(10,407)	(10,427)
Total deferred tax liabilities	(229,574)	(294,625)
Net deferred tax liabilities	$(266)	$(34,432)

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Consolidated Statements of Financial Position. As of December 31, 2024, $138,004 of the $229,308 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31, 2023, $182,920 of the $260,193 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $91,304 and $77,273 are reflected as “Deferred tax assets” within the Consolidated Statements of Financial Position as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, the gross deferred tax liability of $229,574 is presented in the Consolidated Statements of Financial Position on a net basis with $138,004 of deferred tax assets, reflected as a deferred tax liability of $91,570. As of December 31, 2023, the gross deferred tax liability of $294,625 is presented in the Consolidated Statements of Financial Position on a net basis with $182,920 of deferred tax assets, reflected as a deferred tax liability of $111,705.

As of December 31, 2024, 2023 and 2022, the Company has net operating loss carry forwards of $501,001, $529,742, and $554,695, respectively. As of December 31, 2024, $243,324 of those carry forwards will expire between December 31, 2024 and December 31, 2051 if not utilized. The remaining balance of $257,677 are indefinite loss carry forwards with no expiry date.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2024 and 2023, the valuation allowance for the Company was $103,337 and $113,491, respectively. The current movement primarily relates to the increase of the valuation allowance on excess interest expenses carried forward in the US and reduction of valuation allowances on tax losses in Germany.

4.
Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions (1)	Digital Wallets (2)	Total
December 31, 2022	$637,446	$1,361,686	$1,999,132
Foreign exchange	—	24,270	24,270
December 31, 2023	$637,446	$1,385,956	$2,023,402
Foreign exchange	—	(46,551)	(46,551)
December 31, 2024	$637,446	$1,339,405	$1,976,851

(1)
Accumulated impairment loss was $1,159,145 for all periods presented within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 for all periods presented within the Digital Wallets segment.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. No such events and circumstances were identified during the year end December 31, 2024. The Company considers its reporting units to be at the operating segment level.

We performed a goodwill impairment test as of October 1, 2024, the annual impairment test date, using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long term growth rates.

Selected multiples were determined based on guideline comparable companies and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve the future cash flows, changes in key assumptions or further decline in the stock price or the fair value of our debt may cause a future impairment of goodwill at the reporting unit level. Based on the analysis' performed, no goodwill impairment expense was recognized during the year ended December 31, 2024.

Due to a sustained decline in stock price and market capitalization as well as the market environment and regulatory restrictions in the Digital Wallets segment, impairment indicators were identified in both segments during the years ended December 31, 2023 and 2022. Goodwill impairment expense for the years ended December 31, 2024, 2023 and 2022 was $0, $0 and $1,159,145, respectively, in the Merchant Solutions segment and $0, $0 and $723,042, respectively, in the Digital Wallets segment. There have been no other events or changes in circumstances subsequent to the testing date that would indicate further impairment of these reporting units.

5.
Intangible assets

As of December 31, 2024 and 2023, the Company’s intangible assets consisted of the following:

	As of December 31,
	2024	2023
Brands	$162,575	$168,508
Software development costs	935,888	880,764
Customer relationships	1,524,623	1,541,507
Computer software	39,220	39,311
Gross carrying value	2,662,306	2,630,090

Brands	113,474	101,197
Software development costs	664,536	578,383
Customer relationships	873,840	756,463
Computer software	29,141	30,112
Accumulated amortization	1,680,991	1,466,155
Intangible assets, net	$981,315	$1,163,935

During the years ended December 31, 2024 and 2023 we recorded intangible assets of $8,778 and $31,393, respectively, related to the acquisition of merchant portfolios which were accounted for as asset acquisitions, inclusive of contingent consideration payable. A majority of the remaining capital expenditures relate to software development costs. We had unpaid capital expenditure purchases of approximately $5,158, $384 and $852 at December 31, 2024, 2023, and 2022 respectively, which was included in "Accounts payable and other liabilities" within the Consolidated Statements of Financial Position. Capital expenditures are recorded as cash outflows from investing activities in the Company's Consolidated Statements of Cash Flows in the period they are paid.

Intangible assets acquired by the Company during the year ended December 31, 2024 and 2023 had the following expected weighted-average useful lives:

	2024	2023
Brands	n/a	n/a
Software development costs	3 years	3 years
Customer relationships	5 years	5 years
Computer software	2 years	3 years
Total weighted-average useful life	3.0 years	3.4 years

Amortization expense on intangible assets for the years ended December 31, 2024, 2023 and 2022 was $266,283, $256,367, and $260,328, respectively. We perform an annual reassessment of estimated useful lives of intangible assets. There were no material revisions to useful lives of intangible assets during the years ended December 31, 2024, 2023 and 2022.

The estimated amortization expense of intangible assets for the next five years is as follows:

2025	248,192
2026	245,333
2027	161,492
2028	58,564
2029	45,116

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. For the year ended December 31, 2024, no such events or circumstances were identified. The impairment expense of $823 recognized for the year ended December 31, 2024 relates to specifically identified software development costs which had no future economic benefit. These impairments were predominantly in the Digital Wallets segment.

For the year ended December 31, 2023, we concluded that an impairment indicator for certain asset groups was present within the Digital Wallets segment due to the goodwill impairment indicator described in Note 4. An impairment analysis was performed for the impacted asset groups as of each reporting period which was based on an undiscounted cash flow model. As a result of the analysis, the assets were concluded to be recoverable at the asset group level. The impairment expense of $1,254 recognized for the year ended December 31, 2023 relates to specifically identified software development costs which had no future economic benefit. These impairments were predominantly in the Digital Wallets segment.

For the year ended December 31, 2022, due to the goodwill impairment recognized (see Note 4), we concluded that an impairment indicator for certain asset groups was present within these segments. An impairment analysis was performed for the impacted asset groups as of each reporting period which was based on an undiscounted cash flow model. As a result of the analysis, the assets were concluded to be recoverable at the asset group level. The impairment expense of $5,036 recognized for the year ended December 31, 2022, related to specifically identified software development costs which had no future economic benefit. This impairment was predominantly in the Merchant Solutions segment.

6.
Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

		As of December 31,
	Estimated Useful Lives in years	2024	2023
Computer and communication equipment	2-5	$10,426	$20,024
Furniture and other equipment	3-5	21,652	17,125
Leasehold improvements	5-10	5,104	7,286
Accumulated depreciation		(12,885)	(27,222)
Property, plant and equipment, net		$24,297	$17,213

Depreciation expense related to property, plant and equipment for the year ended December 31, 2024, 2023 and 2022 was $8,472, $7,778 and $6,491, respectively, of which $1,391, $712 and $0 have been recorded as part of selling, general and administrative expenses for the year ended December 31, 2024, 2023 and 2022, respectively.

7.
Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the years ended December 31, 2024 and 2023, and 2022:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for credit losses
Balance at December 31, 2022	$10,558	$5,398	$12,066	$28,022
Credit loss expense	16,840	4,945	(693)	21,092
Write-offs	(21,966)	(5,009)	(67)	(27,042)
Other (1)	(192)	(137)	344	15
Balance at December 31, 2023	$5,240	$5,197	$11,650	$22,087
Credit loss expense	40,019	2,675	3,720	46,414
Recoveries	2,906	3,052	—	5,958
Write-offs	(40,143)	(6,230)	(4,220)	(50,593)
Other (1)	(28)	(612)	(28)	(668)
Balance at December 31, 2024	$7,994	$4,082	$11,122	$23,198

(1)
Other mainly relates to the impact of foreign exchange.
(2)
During the year ended December 31, 2024 and 2023, amounts from freestanding credit enhancements related to Settlement receivables, net represented expenses of $277 and $94, respectively, which are recorded in "Selling, general and administrative" in the Consolidated Statements of Comprehensive Income / (Loss). These amounts are not recognized against expected credit losses (See Note 1).

Increase in credit loss expense in 2024 compared to 2023 was mainly due to specific loss events associated with merchants in the Merchant Solutions segment and increased losses in the direct marketing payment processing business line. The Company announced a definitive agreement to sell this business line in February 2025 (see Note 22). Write-offs increased in 2024 compared to 2023 mainly due to irrecoverable receivables, as well as an increase in aged balances in the Merchant Solutions segment. In the prior period, write-offs were presented net of recoveries.

8.
Debt

The Company's current facilities include the following:

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

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the year. As of December 31, 2024 and 2023, $90,713 and $35,640, respectively, was drawn down on the Revolving Credit Facility.

Line of Credit

The Company’s Line of Credit is $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. During 2024 the Company signed an amendment to extend the maturity of the Line of Credit from June 2025 to July 2027. As of December 31, 2024 and 2023, the Company had outstanding balances of $65,000 and $75,000, respectively.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate (1)	Effective Interest Rate (2)	Facility maturity date	Principal outstanding at December 31, 2024 (Local Currency)	Principal outstanding at December 31, 2024 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR + 0.11%(4) + 2.75% (0.5% floor)	8.2%	Jun-28	843,874	$843,874
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.7%	Jun-28	596,281	617,523
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	436,373
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	6.8%	Dec-27	70,000	70,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	5.0%	Dec-27	20,000	20,713
Line of Credit	USD	Term SOFR (6) + 2.70%	7.3%	Jul-27	65,000	65,000
Total Principal Outstanding						$2,390,689

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of December 31, 2024.
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

	As of December 31,
	2024	2023
Principal outstanding	$2,390,689	$2,519,857
Unamortized debt issuance cost	(27,141)	(18,024)
Total	2,363,548	2,501,833
Short-term debt	10,190	10,190
Long-term debt	$2,353,358	$2,491,643

For the years ended December 31, 2024, 2023 and 2022, interest expense, including amortization of deferred debt issuance cost, was $140,805, $151,148, and $126,628.

Maturity requirements on non-current debt as of December 31, 2024 by year are as follows:

Years ending December 31,
2025	$10,190
2026	10,190
2027	165,903
2028	1,430,827
2029	773,579
Total	$2,390,689

During the year ended December 31, 2024, the Company made mandatory principal payments of $10,190 under its Term Loan Facility. In addition, the Company repurchased $8,375 of Secured Notes and $85,599 of Term Loans during the year ended December 31, 2024. This resulted in a gain on repurchase of $1,696 recognized within "Other income, net" within the Consolidated Statements of Comprehensive Income / (Loss) for the year ended December 31, 2024.

During the year ended December 31, 2023, the Company made mandatory principal payments of $10,190 under its Term Loan Facility. In addition, the Company repurchased $24,837 of Secured Notes and $153,345 of Term Loans during the year ended December 31, 2023. This resulted in a gain on repurchase of $10,758 recognized within "Other income, net" within the Consolidated Statements of Comprehensive Income / (Loss) for the year ended December 31, 2023.

Subsequent to December 31, 2024, the Company made voluntary debt prepayments amounting to $20,400 of the Term Loan Facilities.

On April 13, 2023, the Company entered into a debt amendment agreement to replace LIBOR with SOFR, following the Financial Conduct Authority's ("FCA") decision to phase out the use of LIBOR by June 30, 2023. The USD Term Loan Facility and USD Revolving Credit Facility previously bore interest at LIBOR plus margin. This contract modification qualifies for the relief provided in ASU 2021-01. The Company applied the optional expedient in this standard, accounting for the amendment as if the modification was not substantial and thus a continuation of the existing contract, with the change in rate accounted for prospectively.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the new facilities, of the Company and the restricted subsidiaries for the relevant period.

The Company was in compliance with its financial covenants at December 31, 2024 and 2023.

Letters of Credit

As of December 31, 2024 and 2023, the Company had issued letters of credit of approximately $142,666 and $135,413, respectively, for use in the ordinary course of business.

9.
Derivative instruments

The Company’s derivative instruments consist of interest rate swaps agreements (“interest rate contracts”). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. During the year ended December 31, 2024, the Company entered into a forward starting interest rate swap. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other income, net” in the Consolidated Statements of Comprehensive Income / (Loss).

The following table summarizes the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets" or "Derivative financial liabilities" in the Consolidated Statements of Financial Position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset as at December 31, 2024	Fair value of asset as at December 31, 2023
Interest rate swap	2.1%	$225,840	USD-1 month SOFR	March 31, 2022	March 31, 2026	$4,766	$10,427
Forward starting interest rate swap	3.3%	$110,047	USD-1 month SOFR	March 31, 2026	December 31, 2027	$736	$-

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

For the year ended December 31, 2024, 2023, and 2022, the Company recognized a gain / (loss) on derivatives of $3,994, $3,314 and $17,458, respectively, of which ($4,925), ($6,894), and $17,321, respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by $8,919, $10,208 and $137 of monthly cash receipts on the interest rate contracts (See Note 16 and 19).

10.
Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2024	2023
Accounts payable	$57,642	$49,670
Other payables (1)	13,309	21,008
Accrued liabilities (2)	59,298	67,751
Payroll liabilities	23,463	35,646
Provisions and contingent liabilities (3)	23,228	28,624
Total	$176,940	$202,699

(1)
Other payables mainly consist of sales tax and value added tax payable and other miscellaneous payables.
(2)
Accrued liabilities mainly consist of general accrued expenses and external interest payable.
(3)
Provisions and contingent liabilities mainly consist of uncertain tax positions (See Note 3), allowance for credit losses related to financial guarantees and merchant overdrafts (See Note 7), and provisions recognized for certain litigation claims (See Note 18).

11.
Contingent and deferred consideration payable

Contingent and deferred consideration mainly relates to merchant buyouts and business combinations that are payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent and deferred consideration payable is comprised of the following balances:

Total
Balance at December 31, 2022	$27,146
Payments made during the year	(10,680)
Additions in the year	958
Fair value loss	948
Foreign exchange	334
Balance at December 31, 2023	$18,706
Payments made during the year	(10,138)
Additions in the year	—
Fair value loss	329
Foreign exchange	(502)
Balance at December 31, 2024	$8,395
Current portion of contingent and deferred consideration payable	$8,070
Non-current portion of contingent and deferred consideration payable	$325

During the year ended December 31, 2024, the Company paid $10,138 of the contingent consideration payable, a majority of which related to a prior period acquisition. The contingent consideration arose as part of the consideration of merchant buyouts, as well as acquisitions in prior periods, and is payable in cash subject to the financial performance of the acquisitions.

During the year ended December 31, 2023, the Company recognized estimated contingent consideration payable of $958, a majority of which related to the acquisition of merchant portfolios. The Company paid $10,680 of the contingent consideration payable related to prior period business combinations and merchant portfolios acquired in prior years.

The contingent and deferred consideration of $8,395 is classified as a liability on the Consolidated Statements of Financial Position, of which $325 is non-current. The estimated amount of contingent consideration related to business combinations represents the maximum amount of possible payouts.

12.
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
(3)
Goodwill was primarily attributed to the expected synergies between the acquired businesses and the Company, the value of the employee workforce, new customer acquisitions and intangible assets that do not qualify for separate recognition at the time of acquisition. The goodwill is not deductible for income tax purposes. Purchase price adjustments of $9,608 were recorded during the year ended December 31, 2022 (Note 4).

The aggregate revenues and net loss of the acquired business, including interest, during 2022 of $31,408 and $21,325 respectively, are included in the Consolidated Statements of Comprehensive Income / (Loss) from the date of acquisition.

The unaudited pro forma consolidated revenue and net loss for the Company for the year ended December 31, 2022 was as follows, had these acquisitions occurred on January 1, 2021. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisitions been completed as of January 1, 2021.

Year Ended December 31,
2022
Revenue	$1,498,772
Net loss (1)	(1,855,983)

(1)
The pro forma net loss for 2022 was adjusted to exclude the acquisition-related costs and include additional amortization and interest expense that would have been charged assuming the intangible assets and associated debt had been recorded as of January 1, 2021.

The Company incurred acquisition-related costs associated with this acquisition of approximately $13,863, of which $9,319 was recorded in "Restructuring and Other Costs" on the Consolidated Statements of Comprehensive Income / (Loss) for the year ended December 31, 2022. The remaining costs were incurred in the year prior to acquisition.

13.
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

14.
Share-based payments

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). In the current year, the Company increased the number of shares available for issuance under the 2021 Plan by 4,628,958, and as of December 31, 2024, there were 15,209,712 shares authorized for award under the 2021 Plan. The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been granted nor are expected to be granted in the future under the 2018 Plan and all shares have vested.

Share-based compensation expense recognized during the years ended December 31, 2024, 2023 and 2022 was $38,534, $28,873, and $62,354, respectively and is included in "Selling, general and administrative" expense in the Consolidated Statements of Comprehensive Income / (Loss). The related income tax expense for the years December 31, 2024 and 2023 was $4,310 and $1,968, respectively. As of December 31, 2024 the unrecognized share-based compensation expense was $40,538.

2021 Omnibus Incentive Plan (“2021 Plan”)

Restricted stock units

Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- to three-years. The weighted average period over which unrecognized share-based compensation is expected to be recognized related to RSUs is 1.9 years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the years ended December 31, 2024, 2023 and 2022 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

Certain PRSUs were granted during the year ended December 31, 2022 which were liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares. At December 31, 2022, the share-based compensation expense and liability associated with these awards was $7,105, which was classified as a current liability within the Consolidated Statements of Financial Position based on the expected timing of the vesting of shares. There is no remaining expense to be recognized related to these awards. These awards were settled during the year end December 31, 2023 which resulted in conversion of the full liability to additional paid in capital in the Consolidated Statements of Shareholders' Equity. This conversion of $6,276 represents a non-cash investing and financing activity within the Consolidated Statements of Cash Flow.

The weighted average grant date fair value of shares granted under the 2021 Plan for the years ended December 31, 2024, 2023 and 2022 was $16.12, $16.31, and $35.75, respectively. The total grant date fair value of shares vested during the year ended December 31, 2024, 2023 and 2022 was $36,703, $47,983, and $39,941, respectively.

The following table summarizes restricted stock unit activity during the year ended December 31, 2024.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2023	2,860,058	$27.43
Granted (1)	2,724,240	$16.12
Vested	(1,235,390)	$29.72
Forfeited	(666,873)	$18.52
Performance adjustments (2)	(11,942)	$—
Nonvested as of December 31, 2024	3,670,093	$18.02

(1)
Represents RSUs and PRSUs based on performance target achievement of 100%.
(2)
Represents the adjustment to the number of PRSUs vested based on actual performance compared to target.

Stock options

During the year ended December 31, 2024, 2023 and 2022 there were 0, 0 and 166,666, stock options granted under the 2021 Plan, respectively. As of December 31, 2024, 111,108 were exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years. The weighted average period over which unrecognized share-based compensation is expected to be recognized related to stock options is 0.4 years.

The fair value of options is determined using a Black-Scholes model and compensation expense is recognized on a straight-line basis over the vesting period. The weighted average fair value of the options was $9.06. The following table shows the key assumptions used in the valuation:

For the year ended December 31,
2022
Expected term	6.0
Expected volatility	32.0%
Risk free interest rate	3.0%
Dividend yield	0%
Weighted average exercise price	$52.38

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. As of December 31, 2024, the share price of the Company was less than the exercise price for all outstanding stock options, therefore, the intrinsic value for stock options outstanding was zero. No stock options have been exercised.

Other shared based payment awards

During the year ended December 31, 2024, the Company adopted a short-term incentive program pursuant to which fully-vested shares of the Company’s common stock would be issued at or around the time of determining the Company’s performance under such program in early 2025, if the Company achieves certain performance target. The potential issuance of these shares of common stock are accounted for as share-based payment awards granted under the 2021 Plan. We did not record share-based compensation expense associated with these awards for the year ended December 31, 2024 as the performance criteria for such awards were not achieved and the shares did not vest. These awards were previously liability-classified share-based payment awards under ASC 718 as the value of the award was fixed and was expected to be settled in a variable number of shares.

Employee Share Purchase Plan

Employees are eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares at the market price of the shares at the end of each one-month offering period. The Company grants restricted stock units equal to 25% of the PSFE shares that are purchased by participating employees on each purchase date (“Match RSU Award”).

The Match RSU Award cliff vests either six months or one year from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under the Purchase Plan for participant contributions and Match RSU Awards is 2,083,333.

For the year ended December 31, 2024, 21,912 treasury shares were reissued to employees in connection with this Purchase Plan.

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

Share-based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction (See Note 1). Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of December 31, 2024 and December 31, 2023, the share-based compensation liability was $4,394 and $5,809, respectively, which is classified as a current or non-current liability within the unaudited condensed Consolidated Statement of Financial Position based on the expected timing of the redemption of shares. During the year ended December 31, 2024, the liability decreased by $1,842 related to the redemption of shares and increased by $427 related to fair value loss. The redemption is recorded as a capital contribution in the Consolidated Statement of Shareholders' Equity and represents a non-cash investing and financing activity within the Consolidated Statement of Cash Flows.

15.
Share Repurchases

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the year ended December 31, 2024, we repurchased 2,644,712 of our common shares for $42,921 at an average price of $16.23 per share. These repurchases are recorded at cost as treasury shares within the Consolidated Statement of Financial Position and Consolidated Statement of Shareholders' Equity. As of December 31, 2024, a total of $7,079 remained available for future repurchases. In February 2025, the Board authorized the Company to repurchase up to an additional $70,000 of common shares under the Share Repurchase Program.

16.
Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2024 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	—	5,502	—
	$—	$5,502	$—

Financial liabilities measured at fair value:
Warrant liabilities	1,401	—	—
Liability for share-based compensation (1)	—	—	4,394
	$1,401	$—	$4,394

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2023 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	—	10,427	—
	$—	$10,427	$—

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$18,706
Warrant liabilities	1,423	—	—
Liability for share-based compensation (1)	—	—	5,809
	$1,423	$—	$24,515

(1)
As of December 31, 2024 and 2023, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction (Note 1).

At December 31, 2024, the contingent consideration payable of $8,395 was no longer a level 3 fair value recurring measurement due to the achievement of the financial performance targets associated with a prior period acquisition. There were no other transfers between levels during the year ended December 31, 2024, and no transfers between levels during the year ended December 31, 2023. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 14 as it relates to Liability for share-based compensation and Note 11 as it relates to Contingent consideration payable.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

As at December 31, 2024, the Company considers the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other current assets, accounts payable and other liabilities, contingent consideration payable and funds payable and amounts due to customers to approximate fair value given the short-term nature of these items. At December 31, 2024, the aggregate fair value of debt (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities approximated carrying value.

17.
Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2024	2023	2022
Operating lease expense	$8,939	$8,937	$7,034

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$9,940	$8,294	$7,769
Leased assets obtained in exchange for new operating lease liabilities	$27,620	$498	$9,248

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2024	2023	2022
Weighted-average remaining lease term	6.8 years	5.4 years	6.2 years
Weighted-average discount rate	6.4%	6.3%	4.2%

As of December 31, 2024, remaining maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2025	9,115
2026	9,451
2027	8,125
2028	5,208
2029	5,588
2030 and beyond	16,208
Total lease payments	53,695
Less: interest	(10,469)
Total lease liability	$43,226
Current portion of lease liability	7,653
Non-current portion of lease liability	35,573

18.
Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $1,370 and $2,200 as of December 31, 2024 and 2023, respectively, related to certain litigation proceedings. The decrease in the provision is related to a settlement during the year ended December 31, 2024. This amount is presented within “Accounts payable and other liabilities” in the Company’s Consolidated Statements of Financial Position.

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

A related class action complaint, Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware on February 16, 2023. This compliant was brought on behalf of former holders of FTAC common stock and asserts breaches of fiduciary duties of certain FTAC Board of Directors and / or Officers in connection with the SPAC Merger. Plaintiffs alleged that those shareholders’ Redemption Rights were impaired due to Defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which caused damage to the shareholders. Paysafe (or any Paysafe entity) is not a named defendant, but defendants have sought indemnity from Paysafe and Paysafe has accepted that indemnity based upon obligations per the SPAC Agreement. The Company cannot reasonably estimate any loss or range of loss that may arise related to these proceedings, which could be material.

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

Financial guarantee contracts

Through services offered primarily in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for credit losses on financial guarantees as of December 31, 2024 and 2023 (See Note 7).

As of December 31, 2023, $12,200 of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the Consolidated Statements of Financial Position. This reserve is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. During the year ended December 31, 2023, $24,400 was deposited into the reserve and $12,200 was returned to the Company upon obtaining a letter of credit. An additional $6,510 was returned to the Company during the year ended December 31, 2024. These cash flows are presented as an investing activity within the Consolidated Statements of Cash Flows.

Contingencies

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Wallets business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. As a result, we recorded a provision of $33,603 related to this matter in "Restructuring and other" within the Consolidated Statements of Comprehensive Income / (Loss) for the year end ended December 31, 2022. The remaining accrual was $2,206 at December 31, 2023 which was fully settled to customers during the year ended December 31, 2024. The Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

19.
Other income, net

A summary of the amounts recorded in Other income, net is as follows:

	For the year ended December 31,
	2024	2023	2022
Foreign exchange gain / (loss)	$11,316	$(7,434)	$38,289
Fair value loss on contingent consideration	(329)	(948)	(9,075)
Fair value gain on warrant liability (1)	22	1,671	32,481
Gain on derivative instruments (2)	3,994	3,314	17,458
Gain on debt repurchases	1,696	10,758	11,534
Other (3)	4,776	5,720	(6,909)
Other income, net	$21,475	$13,081	$83,778

(1)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the Consolidated Statements of Comprehensive Income / (Loss).
(2)
Gain on derivative instruments includes the non-cash fair value gain /loss on the instruments and the cash payments and receipts on derivatives.
(3)
Mainly relates to finance income, offset by certain banking fees and a loss due to write-off of related party receivables for the year ended December 31, 2022.

20.
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

The CODM evaluates performance and allocates resources based on Segment Adjusted EBITDA of each operating segment. The CODM believes Segment Adjusted EBITDA to be a useful profitability measure to assess the performance of our business and to improve the comparability of operating results across reporting periods. The CODM uses the segment measure to analyze the actual performance of each segment against annual budgets, comparable prior reporting periods and against internal forecasts on a quarterly basis and when making decisions about the allocation of capital and other internal resources to the segments.

Segment Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. The significant segment expenses included within each segment’s Adjusted EBITDA are included in the following tables.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Segment Adjusted EBITDA for the year ended December 31, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$936,907	$734,476	$1,671,383
Interest revenue	$2,501	$30,951	$33,452
Intersegment revenue (1)	$18,215	$78	$18,293
	$957,623	$765,505	$1,723,128
Elimination of intersegment revenue (1)			$(18,293)
Total consolidated revenues			$1,704,835
Less:
Cost of services (excluding depreciation and amortization) (1)	$518,792	$215,263
Selling, general and administrative (2)	$247,980	$211,217
Segment Adjusted EBITDA	$190,851	$339,025	$529,876

The information below summarizes revenue and Segment Adjusted EBITDA for the year ended December 31, 2023:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$864,816	$697,341	$1,562,157
Interest revenue	$1,792	$37,189	$38,981
Intersegment revenue (1)	$11,738	$139	$11,877
	$878,346	$734,669	$1,613,015
Elimination of intersegment revenue (1)			$(11,877)
Total consolidated revenues			$1,601,138
Less:
Cost of services (excluding depreciation and amortization) (1)	$469,090	$205,999
Selling, general and administrative (2)	$187,102	$209,964
Segment Adjusted EBITDA	$222,154	$318,706	$540,860

The information below summarizes revenue and Segment Adjusted EBITDA for the year ended December 31, 2022:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$809,751	$680,587	$1,490,338
Interest revenue	$221	$5,578	$5,799
Intersegment revenue (1)	$7,381	$-	$7,381
	$817,353	$686,165	$1,503,518
Elimination of intersegment revenue (1)			$(7,381)
Total consolidated revenues			$1,496,137
Less:
Cost of services (excluding depreciation and amortization) (1)	$417,188	$204,218
Selling, general and administrative (2)	$199,861	$192,534
Segment Adjusted EBITDA	$200,304	$289,413	$489,717

A reconciliation of total segments Adjusted EBITDA to the Company’s income / (loss) from operations before taxes is as follows:

	Year Ended December 31,
	2024	2023	2022
Segments Adjusted EBITDA	$529,876	$540,860	$489,717
Unallocated Corporate costs (3)	(77,822)	(82,197)	(79,766)
Depreciation and amortization	(273,364)	(263,433)	(266,819)
Share-based compensation	(38,534)	(28,873)	(62,354)
Impairment expense on goodwill and intangible assets	(823)	(1,254)	(1,887,223)
Restructuring and other costs	(5,178)	(6,061)	(64,132)
Loss on disposal of subsidiaries and other assets, net	(801)	(386)	(1,359)
Other income, net	21,475	13,081	83,778
Interest expense, net	(140,805)	(151,148)	(126,628)
Income / (loss) before taxes	$14,024	$20,589	$(1,914,786)

(1)
Intersegment revenue and related eliminations are primarily for credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Adjusted EBITDA.
(3)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company. These costs are presented within "Selling, General and Administrative" expense in the Consolidated Statement of Comprehensive Income / (Loss).

Geographic Information

Revenue from external customers by major geographic region is based upon the geographic location of the customers who receive the Company's services. Interest revenue for the years ended December 31, 2024, 2023 and 2022 was $33,452, $38,981 and $5,799, respectively. Interest revenue is not included within this table as it was not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
United States of America	$891,993	$824,919	$774,050
Germany	107,140	102,639	103,488
United Kingdom	29,831	27,450	28,896
All other countries (1)	642,419	607,149	583,904
Revenue from external customers	$1,671,383	$1,562,157	$1,490,338

(1)
No single country included in the “All other countries” category generated more than 10% of revenues. The revenue included within this category is predominately earned in Latin America, North America and Europe.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
United Kingdom	$19,708	$11,968
United States of America	17,627	14,909
Bulgaria	10,375	5,236
Ireland	6,616	129
Canada	4,792	4,159
All other countries (1)	5,799	2,932
Total long lived assets, net	$64,917	$39,333

(1)
No single country included in the "All other countries" category generated more than 10% of total long-lived assets.
21.
Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our consolidated financial statements.

During the year ended December 31, 2022, we entered into a lease with an affiliate of one of our directors. The balance of the right of use asset and lease liability as of December 31, 2024 was $2,257 and $2,634, respectively. The balance of the right of use asset and lease liability as of December 31, 2023 was $2,867 and $3,327, respectively. In September 2021, we also entered into a ten-year license and risk management agreement with this same affiliate to provide data license and risk management solution services to the Company.

Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

22. Subsequent events

Subsequent to December 31, 2024, the Company made voluntary prepayments of debt (See Note 8) and the Board authorized the Company to repurchase up to an additional $70,000 of common shares under the Share Purchase Program (See Note 15).

On February 11, 2025, the Company announced a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT payments. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals within the Merchant Solutions segment. The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for the transaction consists of $2,000 cash and up to $50,000 in annual earnout payments over the next five years. The transaction closed on February 28, 2025 upon finalizing certain transition services-related items.