Form 20-F
period 2025-12-31
Paysafe Ltd
filed 2026-03-03
CIK 1833835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

c

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-40302

du

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,676,354 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

PAYSAFE LIMITED

INTRODUCTION

Paysafe Limited (“Paysafe”) (NYSE: PSFE) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. In this annual report on Form 20-F (including information incorporated by reference herein, the “Report”), references to “we,” “us,” “our,” “our business,” “the Company,” “Paysafe” and similar references refer to Paysafe Limited and, where appropriate, its consolidated subsidiaries.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of this Report:

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
•
Our revenues from the sale of services in the U.S. and Canada to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship and we are required to comply with payment card network operating rules.
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
•
Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could make certain of our activities non-compliant.
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
•
Limitations imposed by regulatory authorities on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.
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
•
We are regularly subject to litigation, regulatory inspections and government inquiries.
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
•
Our Principal Shareholders control 54.4% of our Company and their interests may conflict with ours or yours in the future.

•
We are a "Controlled Company" under the applicable listing standards, and, as a result, shareholders may not have the same protections afforded to shareholders of companies that are not controlled companies.
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

Credit Facilities

On June 28, 2021, Paysafe entered into a Senior Facilities Agreement (the “2021 Senior Facilities”) and issued Senior Secured Notes (the “2021 Secured Notes”).

As of December 31, 2025, the 2021 Senior Facilities and 2021 Secured Notes consist of the following:

•
$305.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), the maturity date of which is December 28, 2027;
•
$1,018 million first lien term loan facility (the “USD First Lien Term Loan”) of which $819 million was outstanding as of December 31, 2025 and €710 million first lien term loan facility (the "EUR First Lien Term Loan") of which €586 million was outstanding at December 31, 2025 (the "EUR First Lien Term Loan" and, together with the USD First Lien Term Loan, the “First Lien Term Loan”), the maturity date of which is June 28, 2028;
•
$400.0 million Senior Secured Notes (the “USD Notes”) of which $337 million was outstanding at December 31, 2025 and €435 million Senior Secured Notes (the "EUR Notes") of which €421 million was outstanding at December 31, 2025 (the EUR Notes and, together with the USD Notes, the “Senior Secured Notes”), the maturity date of which is June 15, 2029.

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

Paysafe Payment Revolving Credit Facility

Paysafe Payment Processing Solutions LLC (“PPPS”) has a credit agreement for a $75 million revolving credit facility with PNC National Bank, as administrative agent (as amended and restated on January 21, 2020, June 27, 2022 and July 15, 2024, the “Paysafe Payment Credit Agreement”).

On July 15, 2024, Paysafe amended the Paysafe Payment Credit Agreement to extend the maturity from June 27, 2025 to July 15, 2027. The proceeds of the Paysafe Revolving Credit Facility may be used for working capital and other general corporate purposes, other than for the repayment of debt or for personal, family, household or agricultural purposes.

The Paysafe Payment Credit Agreement requires us to maintain certain financial covenants for PPPS, including a Fixed Charge Coverage Ratio of not less than 1.10 to 1.00 (or 1.25 to 1.00 on an adjusted basis), a leverage ratio not to exceed 2:00 to 1:00 and minimum liquidity of $3 million. “Fixed Charge Coverage Ratio” as defined in the agreement and in relation to PPPS means (a) EBITDA less (i) non-financed capital expenditures, (ii) tax payments, and (iii) certain restricted payments, divided by (b) the sum of (i) scheduled principal payments on funded debt, (ii) principal payments in respect of certain intercompany indebtedness , and (iii) interest expense.

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

Our operations and performance depend significantly on global and regional economic and political conditions. We have extensive international operations and our customers are residents in over 120 countries and territories. Uncertainty about global and regional economic and political events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending in response to, among other factors:

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

The nature of our business requires us to enter into numerous commercial and contractual relationships with banks, card networks, issuers and financial institutions. We depend on these relationships to operate on a day-to-day basis. If we are unsuccessful in establishing, renegotiating or maintaining mutually beneficial relationships with these parties, our business may be harmed. In the U.S. and Canada, because we are not a bank, our business is not eligible for membership in card payment networks, and we are, therefore, unable to directly access these card payment networks, which are required to process transactions. These networks’ operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions.

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
•
potential competitors: banks, payment card schemes, issuers and financial institutions may view us as being a competitor to their own business and may cease doing business with us as a result; and
•
fee increases: we are required to pay interchange and assessment fees, processing fees and bank settlement fees to third-party payment processors and financial institutions. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction processed using their networks. Banks occasionally raise our fees in order to compensate for the increased risk, controls and anti-money laundering monitoring costs the bank may incur due to increased regulatory requirements or scrutiny. Additionally, if one of our banking providers cease to supply us services, that could lead to an increase in costs to continue to offer those services via alternative means, particularly where the service is provided in multiple currencies due to the incursion of additional foreign transaction fees. Several U.S. states have recently introduced legislative proposals modeled on the concepts underlying the Illinois Interchange Fee Prohibition Act, which seek to limit or prohibit the application of interchange fees to portions of transactions such as sales taxes or gratuities. If adopted, these measures could create a patchwork of state‑specific requirements, increase compliance and technology‑implementation costs, restrict the ability of payment networks and financial institutions to recover certain transaction‑related costs, and ultimately reduce our margins or negatively affect our operational flexibility across jurisdictions.

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

Our revenues from the sale of services in the U.S. and Canada to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship.

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

Failure to comply with payment card network operating rules can result in material financial penalties, including an inability to provide our services

Payment networks, such as Visa, Mastercard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the payment networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. Furthermore, the networks may levy fines on our sponsor banks in the event that our processing behavior causes our sponsor banks to breach their obligations to scheme rules including breaching, for example, applicable thresholds, such as chargeback or fraud thresholds, or our use or sale of data containing transaction data. This occurrence can lead to an adverse impact on our sponsor bank relationships and any required remedies can create additional costs. Our removal from a given network’s list of Payment Card Industry Data Security Standard compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any of the foregoing could materially adversely impact our business, financial condition or results of operations.

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
•
third parties that provide KYC information and services (for example, through our embedded financing offering we offer an integrated digital wallet solution to third parties, which may result in certain KYC services being outsourced to third parties); and
•
third parties that provide IT-related services including data center facilities, cloud computing and compliance and risk functions, and other operational support services

This reliance exposes us to increased operational risk and the proliferation of Artificial Intelligence and Machine Learning embedded in any third party services may lead to regulatory or legal action, for example, breach of a third parties intellectual property rights or incorrect understanding or decisioning in our use of third party provided products and services. These third parties may be subject to financial, legal, regulatory and labor issues, cybersecurity incidents, privacy breaches, service terminations, disruptions or interruptions, or other problems, including reputational problems, which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf, or result in loss of funds to us or our customers, which could have a material adverse effect on our results of operations, financial condition and future prospects.

National regulatory authorities have requirements in relation to outsourcing arrangements that are applicable to certain aspects of our businesses. These requirements set out strict standards to follow when outsourcing critical or important functions that have a strong impact on a financial institution’s risk profile or on its internal control framework. Such outsourcing arrangements require the prior approval of the relevant regulatory bodies. Furthermore, any changes to our existing critical and important outsourced functions may be subject to regulatory approvals which, if not satisfied or obtained, may prevent us from initiating the change. Although we have implemented processes to ensure compliance with the required standards, a failure to meet these requirements could lead to regulatory challenge and require remediation and/or fines or penalties if we are found to be in noncompliance with the relevant regulation.

In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our customers, or give preferential treatment to competitive services. Some of these third party service providers are, or may become, owned by our competitors. There can be no assurance that third parties who provide services directly to us or our customers on our behalf will continue to do so on acceptable terms, or at all. For certain services we may rely on key providers. If any of these third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our customers on our behalf, and we are unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all, we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property that is important to our business, including technologies, data and software from third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property, technology, or data. Certain of our agreements may provide that intellectual property arising under these agreements, such as data valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use or sell such data or may not have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor could cause us to lose valuable rights, and could prevent us from selling our products, data and services, or inhibit our ability to commercialize future products and services. Our business could suffer if any current or future licenses expire or are terminated, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, or at all. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

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

Our success and ability to compete in various markets around the world depends, in part, upon our proprietary technology. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures and contractual measures. We rely on copyright, trade secret and trademark laws to protect our technology, including the source code for proprietary software, and other proprietary information. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality and invention assignment agreements entered into with our employees and contractors and confidentiality agreements with parties with whom we conduct business. These agreements may be insufficient or may be breached, particularly due to the use of Artificial Intelligence and Machine Learning, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may potentially cause us to lose market share or otherwise harm our business and ability to compete. There can be no assurance that the intellectual property we own or license will provide competitive advantages or will not be challenged or circumvented by our competitors.

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

Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. The amounts necessary to meet the claims of customers must either be held in secure, liquid low-risk assets or placed in a segregated account of an authorized credit institution or we may hold an insurance policy or bank guarantee. Our ability to manage and account accurately for the assets underlying our customer funds and comply with applicable liquidity requirements requires a high level of internal controls. Any failure to account accurately for customer and merchant funds or to fail to comply with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products and result in significant penalties and fines, which could materially harm our business. For more information regarding our assessment of the consequences of breaches of our regulatory authorizations and registrations including as an e-money issuer, payment initiation services provider or money transmitter licenses, see “—Regulatory, Legal and Tax Risk—We are subject to financial services regulatory risks.”

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

We may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends, including through the use of Artificial Intelligence and Machine Learning. These upgrades may create risks associated with implementing new systems and integrating them with existing ones. As a result, our IT and information management systems may fail to operate properly (for example, by capturing customer data erroneously) or become disabled as a result of events that are beyond our control, such as an usually high increase in transaction volume. We may also incur additional costs in relation to any new or upgraded systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources.

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

We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions and arising from the provision of payment services in connection with crypto related transactions. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks at pace with these changes. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. Some risk mitigation may be deemed ineffectual, for example, if our insurance coverage is not adequate. We may need to initiate legal proceedings at a high cost if we are unable to come to a settlement with adversarial parties. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected. Moreover, the nature of financial crime and the attack methods used are constantly changing and adapting to our controls framework, including the proliferation of Artificial Intelligence, which may results in imperfect risk mitigation while we also adapt to new patterns and trends of suspicious behavior.

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

Regulatory, Legal and Tax Risks

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could make certain of our activities non-compliant.

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

Additionally, many jurisdictions, particularly those outside of Europe, have not updated their laws to address the supply of online gambling, which by its nature in the United States is a multijurisdictional activity. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly, including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. Additionally, several Latin American markets, such as Peru and Brazil, have recently regulated online gambling. In such jurisdiction, in order to be able to service locally licensed gambling operators, the payment service provider, such as Paysafe, are required to either obtain a local payment service provider licence (Brazil) or obtain a registration as a linked service provider (Peru). Our costs may increase as we apply for and obtain licenses or registrations, as applicable, in such jurisdictions.

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

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Wallets (which primarily provides services to the online gambling industry) represents approximately 47% of our revenue for the year ended December 31, 2025. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

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

Certain of our subsidiaries in the UK are authorized by the FCA to perform the regulated activity of issuing e-money and the provision of payment services as well as to provide account information services and payment initiation services to support our Rapid Transfer service. We have the appropriate licenses and permissions to act as an e-money issuer in the UK and are registered as a Virtual Asset Service Provider for the provision of crypto-related services. Two of our entities in Ireland are authorized by the CBI to act as e-money issuers and to provide payment services (including account information and payment initiation services) and are passporting in other European Economic Area (“EEA”) jurisdictions. One of our Irish subsidiaries is authorized to act as a Crypto Asset Service Provider under the Markets in Crypto-Assets ("MiCA") Regulation. Both the FCA and the CBI also implement, maintain and enforce a range of rules covering (among other things) the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. If we breach these rules, we could be subject to fines, public censures, customer remediation and redress and ultimately could result in the revocation of our regulatory licenses in the UK and Ireland. Many countries in which Paysafe entities have customers are introducing or planning to introduce new regulatory requirements including requirements for authorisation in respect of the provision of crypto services to customers.

EU laws and regulations are typically subject to different and potentially inconsistent interpretations by the local authorities in EU member states, which can make compliance more costly and operationally difficult to manage. Moreover, countries that are EU members may each have different and potentially inconsistent domestic regulations implementing European Directives, which may further increase compliance costs and operational complexity. EU Member States may interpret the same EU rule in different ways. For example, some local supervisory authorities deem the distribution of products through an independent distribution network as creating an 'establishment' that would render local AML laws applicable including the requirement to appoint a local central contact point. The nature of that appointment can also vary from country to country. Banks, merchants and distributors may take the approach that they will only enter into a relationship with entities subject to local laws and supervision.

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

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds resulting from criminal activities. We are subject to anti-money laundering regulations in the UK, Ireland, Switzerland, the United States, Canada, Argentina, Brazil, and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Regulators include OFAC, BIS and FinCEN in the US, FINTRAC in Canada, the FCA and OFSI in the UK and other regulatory and governmental bodies responsible for issuing anti-money laundering, anti-bribery, and global economic sanctions and export control regulations. Facilitating financial transactions over the internet creates a risk of fraud and ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Applicable money laundering regulations require us to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require us to keep records of identity and to train our staff on the requirements of the relevant money laundering regulations. Regulators globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

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

Consumers can use our digital wallets to buy, sell and withdraw digital assets. Digital assets have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. If we (or our partners that we work with to provide the services) fail to comply with applicable requirements and prohibitions, we could face regulatory or other enforcement actions and potential fines and other consequences including licensing restrictions, censure or a significant impact on our revenues derived from such activity and increased future compliance costs. For example, the EU has introduced new authorization and regulatory requirements for providing crypto related services and for issuing and offering of certain types of crypto assets in the EU. Our Irish entity has been authorized as a Crypto Asset Service Provider under the new MiCA Regulation, , which introduces new requirements we must adhere to as a custodian of our customers’ crypto assets in the EU. As a result, we may be held liable to our customers in the EU for crypto losses, up to the market value of the crypto asset. The market value of crypto assets held on behalf of customers in the EU is $50,738 at December 31, 2025. Additionally, even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value and their attractiveness to consumers for investment or speculation leading to reduced use of these services and thereby reducing our ability to earn revenue from such activity. Changes in the regulatory environment for cryptocurrency could impact our business and our future business arrangements, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

Limitations imposed by Regulatory Authorities on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.

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

In light of FATCA, certain non-U.S. financial institutions (“foreign financial institutions” or “FFIs”) are required to register with the U.S. Internal Revenue Service (“IRS”) to obtain a Global Intermediary Identification Number (“GIIN”) and comply with the terms of FATCA, including any applicable intergovernmental agreement (“IGA”) and any local laws implementing such agreement or FATCA. Based on our current operations and business activities, including our Digital Wallet business, we have registered certain of our subsidiaries, and may be required to register additional subsidiaries, as FFIs and will therefore be required to register with the IRS to obtain a GIIN, and required to comply with the terms of any applicable IGA. Failure to comply with FATCA (including as the same may be implemented under the terms of any applicable IGA) could subject certain payments of U.S. source fixed, determinable, annual, or periodical income made to us to 30% FATCA withholding tax. Further, our FFI subsidiaries would need to perform diligence on their existing and new customers, provided that their account balances reached certain thresholds, including obtaining self-certifications regarding the account holder’s citizenship or tax residence in the United States. They would then be required to report certain information about their U.S. account holders to either the IRS or their local tax authorities (which will in turn provide such information to the IRS). This reporting requirement could potentially dissuade customers from doing business with us. New reporting requirements have been introduced in the UK and EU in respect of electronic money and crypto transactions.

We are regularly subject to litigation, regulatory inspections and government inquiries.

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

The number and significance of disputes and inquiries may increase as our business expands in scale, scope and geographic reach, and our products and services increase in scale and complexity. In addition, the laws, rules and regulations affecting our business, including those pertaining to internet and mobile commerce, data protection, payments services, and credit, are subject to evolving interpretation by the courts and governmental authorities, and the resulting uncertainty in the scope and application of these laws, rules, and regulations increases the risk that we will be subject to private claims and governmental actions alleging liability on our part. Further, our focus on specialized industry verticals exposes us to a higher risk of losses resulting from investigations, regulatory inspections and litigation.

The scope, outcome, and impact of any claims, lawsuits, government investigations, disputes, and other legal proceedings to which we are subject cannot be predicted with certainty. Regardless of the outcome, such matters can have an adverse impact, which may be material, to our business, financial condition and results of operations because of legal costs, diversion of management resources, reputational damage, and other factors. Determining reserves for our pending litigation and regulatory proceedings is a complex, fact-intensive process that involves a high degree of discretionary judgment. Resolving one or more of such legal and regulatory proceedings or other matters could potentially require us to make substantial payments to satisfy judgments, fines, or penalties or to settle claims or proceedings, any of which could materially and adversely affect our business, financial condition and results of operations. These proceedings could also result in reputational harm, criminal sanctions, consent decrees, or orders that prevent us from offering certain products or services, cause us to withdraw from certain markets or terminate certain relationships, require us to change our business practices in costly ways, or develop non-infringing or otherwise altered products or technologies. Any of these consequences could materially and adversely affect our business, financial condition, results of operations and future prospects.

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

We are highly leveraged. As of December 31, 2025, the total principal amount of our debt was approximately $2.6 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

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

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of December 31, 2025, the Company held approximately $1.8 billion of outstanding debt at variable interest rates. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

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

As we operate across multiple jurisdictions and currencies, changes in currency exchange rates could lead to adverse impacts on our financial assets and liabilities, and in particular on our external debt and intercompany transactions. A deterioration in reported earnings as a result of currency exchange rate fluctuations could lead to a covenant breach and result in an event of default in our agreements relating to our outstanding indebtedness which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

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

We carry significant intangible assets on our statements of financial position. As of December 31, 2025, we had $0.9 billion of intangible assets and $2.1 billion in goodwill. Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant under-performance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge.

Continued sustained declines in our share price or reduced forecast would require us to perform goodwill impairment tests in subsequent periods. If there is a continued and sustained decline in our share price or significant reduction in the fair value of debt, this could result in a material goodwill impairment in future periods. Further, should the impact of macro-economic conditions, or other factors, be more severe or of longer duration than assumed in the forecasted cash flows, the goodwill may be at risk of impairment.

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

Our Principal Shareholders control 54.4% of our Company and their interests may conflict with ours or yours in the future.

Our Principal Shareholders beneficially own approximately 54.4% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. Our Principal Shareholders own common shares representing a majority of the total voting power of our issued and outstanding shares carrying the right to vote at general meetings, for so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares. On November 24, 2025, we entered into privately negotiated agreements with Cannae and Fidelity National Financial, Inc. to repurchase approximately 4 million of our common shares. As a result of this transaction, Cannae does not own any of our common shares and is no longer a party to the Shareholders Agreement.

We are a “controlled company” under applicable listing standards, and, as a result, shareholders may not have the same protections afforded to shareholders of companies that are not controlled companies.

As a result of the ownership among the parties to our shareholders agreement, the Principal Shareholders collectively control a majority of the voting power of our outstanding common shares. Accordingly, we qualify as a “controlled company” under the corporate governance standards of the NYSE. As a controlled company, we are permitted to rely on exemptions from certain corporate governance requirements, including requirements that a majority of our board of directors be independent and that our compensation and nominating and corporate governance committees be composed entirely of independent directors.

As a foreign private issuer we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, in various situations, as described in “Item 16G. Corporate Governance. We are also not required to have a majority of independent directors. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events and requires a majority of the board to be independent. While we do not currently intend to rely on any other home country accommodations in our corporate governance standards, for so long as we qualify as a foreign private issuer, we may take advantage of them.

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

If we fail to continue to meet the listing requirements of the NYSE, the Company Common Shares may be delisted. The Company Warrants were previously delisted effective late November 2025 and will expire in March 30, 2026. If the Company Common Shares are also delisted, Paysafe and its shareholders could face significant material adverse consequences, including:

•
limited availability of market quotations for its securities;
•
potential loss of confidence by investors;
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

See “Item 5. Operating and Financial Review and Prospects” for a discussion of Paysafe’s principal capital expenditures and divestitures for each of the three years in the period ended December 31, 2025. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

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

B. Business Overview

Overview

Paysafe is one of the leading global payments platforms powering the experience economy, processing $167 billion in volume in 2025 and $152 billion in 2024, and generating $1.7 billion in revenue in both 2025 and 2024. We help businesses and consumers move money confidently by delivering payments that are easier, faster and safer across digital and physical experiences. Digital and physical worlds are converging around experience driven commerce, creating a new generation of entertainment that increases consumer demand for frictionless, curated, and personalized interactions. Our integrated platform supports a broad range of payment capabilities, underpinned by focused risk management, strong regulatory expertise and deep industry knowledge. This combination enables us to serve 18 million active users in more than 120 countries and approximately 200,000 SMBs, supporting secure and friction‑less commerce across online, mobile, in-app and in-store environments. Paysafe plays a critical role in some of the world’s most complex and demanding commerce ecosystems, with a strong presence across large entertainment‑led verticals including iGaming, travel, streaming and video gaming, retail and hospitality, and digital assets. Our experience in these environments has shaped a platform designed to perform reliably at scale, where trust, compliance and resilience matter most. We operate through two business segments; Digital Wallets which represented approximately $815 million, or 47%, of our revenue and Merchant Solutions which represented approximately $905 million, or 53%, of our revenue for the year ended December 31, 2025. As the experience economy accelerates, a growing share of global commerce is moving into environments where payments are more complex, more regulated and more demanding. Many legacy payment systems lack the flexibility, scale, security, and resilience expected by modern global commerce today. Paysafe is designed for this reality, helping businesses handle complexity with confidence and deliver payment experiences that are easier, faster and safer.

To address this opportunity within the experience economy, Paysafe has developed a suite of innovative, proprietary payment capabilities designed to support both Business‑to‑Business (B2B) and Business‑to‑Consumer (B2C) relationships. Our platform is built to handle complexity at scale, reducing friction, strengthening trust and enabling payments that are faster, safer and more seamless across digital and physical experiences. In doing so, we help businesses perform more effectively and support consumers with simpler, more reliable ways to pay and get paid.

Our solutions go beyond traditional card‑based payments by combining breadth, flexibility and performance. By providing the advanced capabilities of digital wallets, alternative payment methods (“APMs”) and digital currency transactions, we thrive to enable businesses to grow, engage active users and operate reliably in demanding, highly regulated environments.

Key components of our platform include:

•
A Global Stored-Value Digital Wallet Solution—that enables users to upload, store, withdraw, pay and send funds through a branded or embedded virtual account. This solution supports transactions in over 10 languages and over 40 currencies and is integrated with hundreds of APMs from around the world.
•
An eCash Network— that allows users to convert cash at over a million locations across over 60 countries into a proprietary digital currency. This currency can be accessed via a mobile app, a virtual account or a user code and used for online gaming, video games, mobile commerce, or in-app purchases;
•
An Independent Merchant Acquiring Solution— that enables businesses to support eCommerce, software-integrated commerce and in-store transactions more effectively. Using a single Application Programming Interface ("API"), proprietary gateway, data tokenization, risk management and fraud tools and approximately 210 Integrated Software Vendor ("ISV") integrations, merchants can process credit card, debit card and APM transactions seamlessly across channels.

We believe that Paysafe’s competitive advantage is rooted in the way we bring together global scale, industry expertise and a high‑performance platform. This advantage is built on three core strengths:

•
Our global digital commerce solutions capabilities, which enable businesses and consumers to participate confidently in complex, fast‑moving payment environments across digital and physical channels;
•
30 years of global industry experience and a culture focused on solving complexity, which allows us to go beyond traditional payments and address the operational, regulatory and risk challenges that define modern digital commerce; and
•
A unified global platform of capabilities, including:
o
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
o
Highly sophisticated global risk management and compliance operations. In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. We have over 280 professionals in our compliance and risk teams and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion; and
o
Our proven ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems. We have successfully acquired and integrated 19 companies since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

We believe this combination of scale, expertise and platform capability has positioned Paysafe as one of the leading partners in some of the world’s most demanding experience‑driven verticals, markets where payment requirements are complex, highly regulated and difficult for traditional providers to support effectively. These environments require more than transactional capability; they demand resilience, regulatory depth and the ability to perform reliably at scale:

•
iGaming: Paysafe is one of the global leaders in iGaming payment services, supporting a broad range of online sports betting, e‑sports, fantasy sports, poker and other casino games. This vertical is highly regulated and requires advanced technology, robust compliance infrastructure and the ability to support cross‑border commerce as markets open and evolve. Paysafe serves approximately 1,500 operators across its global iGaming footprint and has supported market expansion in regions such as Canada, where services were re‑launched in 2010, and the United States, where operations began in 2013, alongside continued growth in Latin America driven by favorable regulatory trends and increased smartphone adoption.
•
Digital gaming and interactive entertainment: Paysafe is one of the global leaders in payment services for eSports, console gaming and multi‑player online games. We support payments for leading gaming merchants including Sony PlayStation, Xbox/Microsoft, Google Play, Stadia, Samsung, Huawei, Steam, Wargaming.net, Riot Games, Roblox, Twitch, EPIC Games, Ubisoft, Innogames, Activision Blizzard and others. Through PaysafeCard, these merchants are able to accept eCash payments, unlocking higher conversion rates and new customer acquisition from segments not served by conventional payment methods. Building on the success of our eCash offering, we have also expanded relationships by cross‑selling digital wallet and merchant solutions, increasing the depth and continuity of these partnerships.
•
Online commerce and marketplaces: Paysafe provides simple, scalable payment solutions for online businesses operating across diverse use cases and geographies. We support a majority of the major payment type, from credit and debit cards to local payment options, offering customers flexibility while providing merchants with a single integration point, attractive authorization rates and a platform capable of handling high transaction volumes. Our Skrill digital wallet supports leading eCommerce platforms including Shopify, Wix, Magento, WooCommerce and PrestaShop, and we are integrated with major online marketplaces that sell both proprietary and third‑party inventory. Paysafe also enables PaysafeCard users to access content and services across Google platforms in over 15 countries, including Google Play, YouTube and Stadia, and supports push‑provisioning of Skrill prepaid and NET+ cards into Google Pay.
•
Global banking and liquidity infrastructure. Paysafe operates a strong global banking network, working with nearly 90 commercial banks across 36 countries. This includes relationships with top‑tier institutions such as J.P. Morgan Chase, Bank of America, BBVA, BMO and PNC, alongside regional and domestic banks across the Americas, EMEA and Asia to support local market operations. In addition, nine large corporate and investment banks provide liquidity for our foreign exchange activities, enabling sizeable trading capacity and supporting the scale and reliability of our global payments platform.

Across these and other experience‑driven verticals, consumers are drawn to the flexibility, control and security offered by our digital wallet solutions. These solutions allow users to load funds into stored‑value accounts that can be used online, via mobile devices or within integrated applications. A significant portion of our consumer base includes Millennial and Generation Z users who do not have access to traditional banking products, or who prefer alternative ways to pay. These users value the additional security, transparency and spending control that our solutions provide.

We go to market and support our clients through an omni‑channel operating model that reflects both our global scale and our dual B2B and B2C relationships. This approach allows us to serve customers through a worldwide network of teams with deep local market knowledge, including regulatory, customs, cultural and commercial insight. We deploy a combination of direct and indirect sales strategies, with a dedicated enterprise sales organization aligned to our target verticals and supported by sales operations, deal operations, pre‑sales and demand generation capabilities. For smaller merchants, we use targeted marketing acquisition strategies tailored to specific use cases across verticals, geographies and customer profiles, complemented by a broad partner ecosystem of ISVs and independent sales organizations (ISOs) that embed or resell our solutions within their own offerings.

Our revenue model is closely aligned to the performance and scale of the payment activity we enable. We generate revenue through transaction‑based fees, calculated as a percentage of transaction value, a fixed fee per transaction, or a combination of both. These fees are earned when funds are loaded onto wallets or cards, when payments are executed by consumers, or when transactions are processed on behalf of merchants and partners. In certain cross‑border use cases, we also generate revenue from foreign exchange fees.

For the year ended December 31, 2025, we generated $167 billion of total payment volume and $1.7 billion in revenue. During the same period, we had a net loss of $183 million and generated $429 million of Adjusted EBITDA. For the year ended December 31, 2024, we generated $152 billion of total payment volume and $1.7 billion in revenue. During the same period, we had a net income of $22 million and generated $452 million of Adjusted EBITDA See “Item 5. Operating and Financial Review and Prospects” of this Report for additional information relating to non-GAAP measures presented in this Report and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

Our Journey and Evolution as a Payments Platform for the Experience Economy

Since our founding in 1996, Paysafe has played a leading role in pioneering digital payment solutions, helping define how complex, experience‑driven commerce is enabled at scale and anticipating how consumers and businesses want to pay, play and transact as experiences increasingly move online. From our earliest innovations, we have focused on expanding choice, reducing friction and enabling trusted payments in environments that are complex, regulated and fast‑moving. Over time, we have deepened our domain expertise, added differentiated capabilities and extended our global reach, transforming early innovation into a scaled, diversified payments platform serving some of the most demanding use cases in the experience economy.

Key milestones in our evolution include:

•
Founding and early innovation: In 1996, NETBANX was established to enable secure online transactions, with Arsenal Football Club among the first adopters. Separately, the Neteller Group was founded in Canada in 1999 to commercialize an early digital wallet concept, allowing users to fund internet‑based transactions without exposing bank or card details at individual merchant sites.
•
Expansion and early scale: During the early 2000s, adoption of Neteller accelerated as merchants and consumers embraced its ease of use and the expanding range of funding sources and alternative payment methods available through the platform.
o
Public listing and consolidation: In 2004, Neteller PLC completed an initial public offering on the AIM Stock Exchange, followed by the acquisition of NETBANX in 2005, bringing together complementary payment capabilities under a single group.
o
Brand evolution and platform focus: In 2008, the company rebranded as Neovia Financial PLC to reflect a broader platform identity encompassing multiple products, including Neteller, NETBANX and NET+, a prepaid card offering.
o
Strategic acquisitions and repositioning: In 2011, Neovia acquired substantially all of the assets of 7012985 Canada Inc. and adopted the name Optimal Payments PLC. Between 2014 and 2015, Optimal Payments completed five acquisitions, including the Skrill Group and PaysafeCard, significantly expanding its reach across digital wallets, eCash and global payments. Formation of the Paysafe brand. In November 2015, Optimal Payments changed its name to Paysafe Group PLC and was incorporated in the Isle of Man. In December 2015, the company listed its shares on the main market of the London Stock Exchange.
•
Privatization and long term investment—In December 2017, a consortium led by CVC Capital Partners and Blackstone acquired Paysafe for approximately a $4 billion U.S. dollar equity value and the company was delisted from the London Stock Exchange, marking the start of a new phase of private ownership and investment.
•
Corporate reorganization and transaction —Paysafe Limited was incorporated in Bermuda on November 23, 2020 to effectuate the Transaction described herein and became the parent company of the combined business following the consummation of the Transaction on March 30, 2021.
•
Public listing on the NYSE: On March 31, 2021, Paysafe began trading on the New York Stock Exchange under the ticker symbol “PSFE,” expanding access to the public capital markets.

Key Market Trends

Paysafe is positioned at the center of the experience economy, where digital and embedded commerce demand performance, trust and choice:

•
Acceleration of digital wallets. Adoption of digital payment methods, including digital wallets, has continued to grow globally as consumers shift toward digital‑first experiences. Wallets are increasingly capturing share from traditional payment methods as seamless commerce, mobile‑led journeys and new eCommerce models expand. This trend is being reinforced by changing demographics and evolving consumer expectations around convenience, security and control.
•
Evolution of Merchant Acquiring: SMBs are increasingly adopting technology‑enabled point‑of‑sale solutions to operate more efficiently and meet rising consumer expectations. As a result, technology providers such as smart device manufacturers and independent software vendors (ISVs) are embedding payments, loyalty and commerce functionality directly into their platforms, driving demand for integrated payment partners that can support these ecosystems reliably and at scale.
•
Growth in emerging markets: Expansion of digital commerce across Latin America and other emerging markets continues to create demand for locally relevant payment solutions. Paysafe’s established brands and eCommerce capabilities in these regions position the company to compete effectively as digital participation and cross‑border commerce increase.
•
Embedded finance: Embedded finance continues to gain momentum as brands seek to integrate payments directly into their customer experiences while maintaining ownership of the end relationship. For Paysafe, this includes wallet capabilities that allow partners to embed payment functionality within their own ecosystems. Our broad range of offerings -spanning card processing, alternative payment methods and wallet‑based pay‑in and pay‑out functionality - supports continued growth in this segment.
•
Adoption of Prepaid and eCash. Prepaid and eCash payment methods enable merchants to reach cash‑based, security‑conscious and unbanked consumers, particularly in emerging economies. We believe Paysafe is a leading player in the eCash market, connecting merchants with millions of cash‑based consumers across high‑growth verticals and geographies, and expanding access to digital experiences.
•
Expansion of Digital Leisure: Consumer demand for digital goods and services continues to grow across categories including eCommerce, streamed video and audio, digital sports betting, video games, NFTs and digital advertising. Here, payments must perform reliably in high‑volume, highly regulated environments areas where we believe Paysafe is well positioned.
•
Digital Assets: Despite ongoing volatility, digital assets remain an area of investment and innovation within the financial sector. We believe that the regulatory complexity and high‑volume transaction requirements of this vertical align closely with Paysafe’s compliance, risk management and platform capabilities.
•
Shift toward Universal Commerce Engagement; Consumer journeys are increasingly omnichannel, blending online, mobile and in‑store interactions with payments, loyalty and targeted incentives. Businesses are responding by seeking integrated solutions that allow them to manage customer engagement, payment acceptance, incentives, reporting and analytics across all channels. This trend is driving demand for payments partners capable of supporting unified commerce experiences at scale.
•
Continued Consolidation of the Payments Industry. Strategic and financial buyers are expected to continue pursuing acquisitions that enhance scale, technology capabilities and vertical or geographic reach. We believe Paysafe’s established M&A track record and integration capabilities position the company to participate strategically in this consolidation.
•
Growth of Real‑Time Payments. Adoption of real‑time banking solutions is accelerating, particularly in Latin America and Europe. With established eCommerce brands and infrastructure in these regions, we believe Paysafe is well positioned to exploit the high growth banking market in Latin American and Europe.

Key Market Challenges

As digital commerce evolves and expectations shift toward the experience economy, we believe businesses and consumers face a set of challenges that create both risk and opportunity for commerce platforms and partners:

•
Delivering Seamless, Connected Experiences Across Channels. Consumers increasingly expect consistent, intuitive experiences wherever and however they choose to engage, across in‑store, online and mobile environments, using both traditional and local or alternative payment methods, and across borders. Meeting these expectations requires more than point solutions. Businesses are seeking partners that can simplify complexity through a unified platform and single integration, while providing the data and insights needed to manage performance and continuously improve customer experiences.

•
Scaling Globally Without Adding Complexity. As businesses expand into new markets, they face growing operational and technical complexity from managing multiple providers, integrations and service models. This fragmentation can slow growth and increase risk. As a result, we believe demand is rising for globally scaled platforms that combine local market expertise with consistent service, support and risk management, enabling international growth without increasing operational burden.

•
Navigating Increasing Regulatory and Risk Demands. The expansion of cross‑border, multi‑channel commerce is driving more complex regulatory and compliance requirements. As technologies and business models evolve, managing risk has become a critical strategic priority. Businesses are increasingly reliant on partners with embedded regulatory expertise and proactive risk management, helping them operate confidently while continuing to innovate and scale.

•
Protecting Data and Building Trust at Every Interaction. The growth of digital commerce has led to greater volumes of sensitive data being shared across ecosystems, raising expectations around security, privacy and resilience. High‑profile breaches and tightening regulation have increased scrutiny from consumers, businesses and regulators alike. We believe this has intensified demand for partners that build security and data protection into the foundation of every experience, supported by global infrastructure and proven risk management capabilities.

Our Competitive Strengths

Through our evolution, we aimed to build a distinct combination of capabilities, assets and expertise that we believe set us apart in the market. Together, these strengths enable us to simplify complexity, remove friction from commerce and deliver experiences that build trust and confidence for businesses and consumers alike. We believe this positions us to continue to lead, innovate and expand in the markets we serve:

Global, Experience-Led Commerce at Scale

We support businesses and consumers with a broad suite of commerce‑enabling solutions designed to make interactions faster, simpler and more secure, wherever and however they take place. Our global platform brings together technology, risk management and local market expertise to power seamless experiences across digital and physical environments. The advantages of our global digital solutions include:

•
Differentiated Value Propositions: Our solutions are designed to address the growing complexity of digital commerce by removing friction across the customer journey. Through a unified platform and single integration, we help businesses connect buyers and sellers more efficiently, even in highly regulated or complex environments where traditional approaches fall short, such as iGaming and gaming. By combining advanced technology with embedded risk and compliance capabilities, we enable commerce in markets and use cases that demand higher levels of trust, resilience and control. We also offer more traditional services, such as eCommerce payments and SMB merchant acquiring and differentiate these by integrating new technologies to make them more powerful and convenient, such as our global gateway and smart devices to create a differentiated value proposition.
•
Experience‑First Design for Businesses and Consumers: We focus on designing experiences that feel intuitive, reliable and consistent across channels, whether in‑store, online, mobile or hybrid models. This starts with a deep understanding of real‑world pain points and customer needs, which informs how we design, build and evolve our products. The result is solutions that not only perform at scale, but also enhance the quality of every interaction, supported by dedicated service and support for our partners.
•
Global Reach, Local Relevance: Our “Paysafe Network” enables us to operate at global scale while remaining deeply attuned to local market dynamics. We support commerce across more than 120 countries, combining global infrastructure with local regulatory knowledge, cultural understanding and distribution capabilities. This allows us to facilitate cross‑border and domestic commerce with confidence, helping businesses reach more customers, and consumers transact in ways that suit their preferences and circumstances. For example, our digital wallets accommodate a wide range of funding options and allow funds to be securely sent and received instantly, empowering online gaming companies and their consumers to conduct commerce together more efficiently. Our eCash Solutions also enable online purchases for cash-pay consumers and can be purchased at over one million distribution points in over 60 countries.

Unique Global Culture & Expertise

As an early pioneer of digital commerce, we thrived to build a distinctive global culture and depth of expertise over three decades. Together, these qualities underpin how we innovate, how we partner with clients and how we continue to lead in an increasingly complex commerce environment. We believe this provides us with material advantages, including:

•
An Experience-Driven, Client-Centric Culture—Our culture is grounded in a shared commitment to improving how commerce is experienced by businesses, consumers and partners alike. We foster an environment that encourages curiosity, collaboration and accountability, guided by four core values that shape how we work and how we deliver for our clients:
o
Pioneering: We continuously explore better ways to solve complex problems and evolve our business through innovation and collaboration.
o
Focused: We are results‑driven, prioritizing outcomes that deliver real value and relevance for our clients.
o
Open: We operate with transparency and integrity, building trusted relationships with colleagues, customers and stakeholders.
o
Courageous: We empower our people to challenge the status quo and act decisively to drive meaningful change.

This culture enables us to remain agile and responsive in a fast‑moving market, while maintaining a strong focus on removing friction and complexity from the commerce experience. We encourage a strong client-centric mentality across all our functions to prioritize elevating the experience for our customers and resolving the friction and pain points that our clients experience when conducting commerce online. Together, our entrepreneurial culture and client centric focus form the core spirit of our company, which has enabled us to: (1) pioneer and establish a leadership position empowering digital commerce throughout the world; (2) develop our “Paysafe Network” and its various advantages and capabilities; and (3) differentiate our solutions, service quality and client relationships from the more traditional legacy payment vendors that sell increasingly commoditized products and services.

•
Deep Expertise in Simplifying Complex Commerce: Our long‑standing presence in digital commerce, including highly regulated and operationally complex markets, has given us deep expertise in navigating risk, compliance and local market dynamics. We apply this knowledge to design solutions that enable commerce across channels, verticals and geographies, opening access to new opportunities while helping clients operate with confidence and control.

By combining cultural agility with embedded regulatory, risk and operational expertise, we help businesses and consumers connect and transact more easily in environments where trust, resilience and experience matter most.

Our Growth Strategies

We will build on our scale, platform capabilities and global expertise to drive sustainable growth by simplifying complexity, enhancing experiences and expanding our relevance across markets, verticals and use cases. Grounded in our core strengths, our growth strategy focuses on helping businesses and consumers transact with greater confidence, ease and control, while unlocking new opportunities for digital commerce to flourish.

We are pursuing growth through five interconnected strategic priorities:

•
Accelerating Growth Through Focused, Enterprise‑Led Sales: We intend to continue to generate new revenue and earnings growth from a series of initiatives that we have begun implementing to drive new volumes, revenue yield and operating efficiencies from our large, existing client base and operations. These include:
•
Enterprise-Wide Sales - we continue to focus on an enterprise-wide sales strategy and combined sales team. We are modernizing our sales organization with a holistic proposition focusing on our top tier clients.
•
Cross-Sell - we continue to focus on cross-selling the full breath of our product portfolio to drive growth within our existing client base.
•
Team expansion - we have recently increased the headcount of our sales organization to expand the global reach and effectiveness of the team; we believe this will enhance our overall sales capabilities and our ability to win new clients across our target regions, verticals and customer segments.
•
Product Innovation: We intend to focus on money movement within the experience economy and strategic partnerships for speed to market and scale opportunities. We will continue to innovate and develop new functionalities and solutions to capture greater volume and revenue opportunities. Our global gateway will enable us to integrate, market and deploy these additional capabilities quickly and more effectively into our installed base of clients and promote them to new clients. In addition, we are capitalizing on the increasing demand for integrated payments functionality and are working to make Paysafe a partner of choice for software developers by enabling them to integrate seamlessly with our platform. We are also connecting our digital wallet gateway with our acquiring services to provide a unified and more powerful gateway solution that supports our enterprise sales and enables our business clients to secure, authorize and execute different types of transactions through a convenient and seamless service experience.

•
Enhancing the Customer Experience: We are focused on making it easier for clients to work with Paysafe by simplifying onboarding, integration and ongoing operations.
•
Platform Optimization: This experience‑first approach supports faster time to value, stronger retention and deeper engagement, while reinforcing Paysafe as a trusted, long‑term partner. For example:
o
Data & Insights - we are leveraging the significant amount of data across our global ecosystem to (i) provide our business clients with valuable insights into consumer preferences and spending trends that help them grow their sales volumes and (ii) optimize our underwriting and onboarding capabilities to increase our acceptance rates and reduce the number of declined transactions due to false positive triggers; and,
o
Artificial Intelligence & Automation - we are leveraging the implementation of A.I. and process automation technologies to optimize the speed and operating efficiencies of our technology and risk management platforms as well as our internal processes and back office systems to generate better marginal cost efficiencies.
•
International Expansion: We believe the combination of our brand, breadth of solutions, our ability to serve both businesses and consumers, our ease of integration and our strong risk management and regulatory compliance provide us with powerful competitive advantages to capture additional market share.
•
iGaming - We intend to continue to leverage our privileged position as the global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in North America iGaming.
•
Increase Share in Existing Markets - We intend to increase our market share in key, high-growth verticals where we currently operate, such as iGaming, gaming, travel, retail and hospitality, foreign exchange and online trading, crypto, and financial services. To achieve these share gains, we will (a) continue marketing the advantages of our solutions across channels, (b) continue innovating to add vertical-specific functionalities that help drive new client adoption and (c) continue pursuing new distribution and partnerships. We will also pursue the same strategy in our Merchant Solutions segment, with a focus on growing our eCommerce volumes, growing our base of SMB merchants and ISV partners and growing our base of clients in specialized verticals, such as Petroleum stations, where we have differentiated sales and service capabilities.
•
Enter New Vertical and Geographic Markets - We intend to enter high growth adjacent verticals, such as expanding digital assets across the experience economy and entering new geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. While we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately 18 million digital wallet active users to purchase goods and services online.
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

Our reportable segments are Merchant Solutions and Digital Wallets. Please refer to Note 19, Operating segments, within Item 18, Financial Statements for further details.

Overview by Segment

Merchant Solutions

The Merchant Solutions segment services markets primarily in North America, Canada and Europe. For the year ended December 31, 2025, this segment generated $142 billion of total payment volume, $905 million in revenue and $146 million in Adjusted EBITDA. We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 40 currencies through in store, online, or mobile channels. We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers. Our Merchant Services are targeted towards online small and medium sized merchants and software-integrated merchants with integrated payment capabilities for approximately 210 ISVs. We provide a comprehensive, full-featured Online toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant website addresses the full range of online commerce requirements. We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant online sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible. Our solutions offer a highly flexible, feature-rich package, including: gateway connectivity,  shopping carts, tokenization and encryption, fraud and risk management and support a broad selection of payment alternative. Additionally, we offer seamless integrations into leading eCommerce platforms and multiple APMs to offer targeted, localized payment methods in key markets. In the United States, we service approximately 200k SMB merchants and approximately 210 ISV partners. In Europe, where we have our own acquiring license and our target merchants are larger e-commerce clients.

Digital Wallets

The Digital Wallets segment services markets primarily in Europe, UK, North America and Latin America. For the year ended December 31, 2025, this segment generated $26 billion of total payment volume, $815 million in revenue and $352 million in Adjusted EBITDA. Through our single API, we can offer Digital Wallet and eCash solutions to customers through a single integration.

Our proprietary digital wallet solutions are marketed under the Neteller, Skrill and PagoEfectivo brand names, as well as proprietary pay-by-bank solutions. These solutions remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. Our pay-by-bank solution is an alternative for eCommerce applications that provides a safe, low-cost payment alternative for consumers and merchants.

Our digital wallets are an internet-based account used by merchants and consumers that enables account holders to send and receive funds instantly, conveniently and securely using a wide selection of funding options. Our digital wallets allow consumers to pay for goods and services online without exposing personal financial data, as well as to receive money from merchants, such as winnings from an internet-based gambling website or payments from an auction website. Our digital wallets support a wide selection of funding alternatives including approximately 160 APM integrations, including cryptocurrency and is offered in over 120 countries, over 40 currencies and over 10 languages. The Money transfer feature allows Skrill wallet holders to transfer funds to over 40 countries. Neteller has a significant presence and strong market share in emerging markets, including in Latin America and Asia. Our Skrill and NET+ Prepaid Mastercard are companion products enabling Neteller and Skrill digital wallets users to access and use stored funds anywhere that Mastercard products are accepted.

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

In Latin America we offer Safetypay, a platform that enables eCommerce transactions in 16 Latin American countries, and PagoEfectivo, the leading alternative payment platform and brand in Peru which positions us to compete well in this growing market.

Our Distribution & Sales

In 2025, we reached 18 million active users in more than 120 countries and over 200 thousand merchants across North America, Latin America and Europe. In 2025, we generated approximately 53% of our revenue in North America, 36% in Europe, 7% in Latin America and 4% in the rest of the world, based on the region where a transaction was initiated or the merchant location. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our two business segments. These sales strategies include:

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
•
ISVs—We work with approximately 210 ISVs who develop vertical-specific business management SaaS solutions for industries such as restaurants, spa/salon, gyms, charities, property managers, and field service companies, among others. These ISVs service downstream merchants in Canada, the US, the UK and the EU. We provide development tools and APIs to help these software companies integrate our payment solutions into their software to facilitate membership billing, subscriptions, online or in person payments while minimizing their Payment Card Industry ("PCI") obligations. We also provide onboarding tools that allow the ISV to provide a seamless and embedded onboarding experience, risk tools that protect the ISV and their downstream merchants against fraud, and data and reporting services that allow the ISV to consume payment data within their own applications to offer a true one-stop-shop experience to their merchant customers. ISVs leveraging our payment technology can act as referral partners, be registered ISOs or registered payment facilitators. Our technology can support any of these models.
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

Customer Care for Merchants and Consumers

We deliver customer care services designed to meet the distinct needs of both our merchant partners and our consumer users.

Merchant Customer Care - We support merchants through specialized teams to assist with on-boarding, payments, technical queries, account management and day‑to‑day operational issues. Merchants can reach us through multiple channels including phone, email, chat and social platforms.

Consumer Customer Care - Our digital wallet and consumer‑facing support teams are equipped with advanced tools, enriched knowledge bases and consistent communication frameworks. We help consumers with account access, transactions, verification and product usage, providing clear and timely guidance across all channels.

Our Global Risk and Compliance Management Program

Paysafe’s global risk and compliance program includes the development, deployment and management of proprietary models to detect and prevent compliance risk, card scheme risk, fraud risk and credit risk. We leverage the vast amount of data in our ecosystem and the learnings derived from our global and local operating experts to continuously update and improve our compliance and risk management practices. We utilize real-time detection and prevention processes and create alerts, which are then reviewed by our risk and compliance teams to ensure we act quickly to stop any potential fraudulent behavior. The outcomes of our reviews are driven back into our machine learning models for continuous improvement in accuracy. Our risk and compliance teams are geographically aligned with our business footprint around the world and include both global and local expertise in compliance and regulatory requirements across the entire payments landscape. The focus areas of our global risk, regulatory and compliance operations include:

•
Global Expertise & Policies—We have leveraged our deep domain expertise and 30 years of experience in solving the complexities of digital commerce to develop a series of stringent proprietary operating policies that enable us to operate a broad global business with deep local risk and regulatory compliance capabilities;
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
•
Transaction Encryption & Management—We have developed strong transaction security capabilities that enable us to secure and monitor transactions within our own wallet and digital currency networks and safely encrypt and decrypt transactions from third- party networks and APMs. We also provide automation technologies and transaction management tools to help identify and manage chargebacks and transaction reversals in a convenient and easy to use manner for our clients.
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

Many regulatory authorities require advance notice of changes in control. Both the UK and Ireland prescribe that, with respect to our e-money institutions, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the CBI.

Certain of our subsidiaries are considered Foreign Money Service Businesses (“FMSBs”) under Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act and are therefore required to hold FMSB licenses with FINTRAC, the Canadian Regulator. These licensed subsidiaries are subject to record keeping and reporting requirements for all activity involving money transferring and foreign exchange dealing. Some of these subsidiaries are also licensed as money service businesses with Revenu Quebec and are subject to record keeping requirements for all money transfers and foreign exchange transactions involving Quebec residents. Furthermore, with the enactment of the Canadian Retail Payments Activities Act, several subsidiaries have applied for registration with the Bank of Canada as payment service providers. There will be, inter alia, safeguarding requirements, transaction monitoring requirements, operational incident reporting and reporting and record-keeping requirements, among others.

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

Crypto related services

In connection with the Skrill and Neteller Cryptocurrency Services, we have been registered as a crypto asset business with the FCA in the UK and with the CBI in Ireland and are supervised for anti-money laundering purposes by each Regulator. Authorization to operate in the EU as a Crypto Asset Service Provider under the EU’s MiCA Regulation has been obtained. The UK is proposing changes to its laws that will result in additional licensing requirements and regulatory compliance obligations with respect to crypto related services which will require additional effort to comply with and analyze. Many other countries in which Paysafe has customers are introducing new regulatory registration and licensing requirements in relation to the provision of crypto related services.

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

In Ireland, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the newly revised Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

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

Our customers are residents in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions, and our wider customer base accesses our services online. We are subject to anti-money laundering regulation in the UK, Ireland, Switzerland, Canada, Argentina, Brazil, the United States and in any other jurisdiction, including other member states of the EEA, where we are established and performing activities that would require that we apply anti-money laundering regulation. Our merchants are subject to due diligence in accordance with our policies and procedures before acceptance and, subject to the below, we intend for all customers to be subjected to progressive, risk-based KYC procedures with levels of identity verification through a combination of screening, monitoring of activity patterns and transaction volumes surpassing pre-set limits (in accordance with applicable regulations in Europe, the UK and in North America). Our systems are designed to have all consumer transactions be subject to strict, real-time transaction monitoring. Certain of our products and services, such as PaysafeCard e-vouchers, are exempted from KYC regulations due to the low monetary value of the transactions. We have put into place procedures designed to mitigate money laundering risks in these circumstances, including (i) strict, real-time transaction monitoring on the use of the vouchers, (ii) certain limitations on spending and (iii) limiting the frequency of voucher issuance in respect of a single customer or through certain points of sale or distributors. We conduct additional due diligence and verification when we detect high risk or suspicious activity. As a result, we believe that we have the appropriate processes in place to comply with the anti-money laundering laws and regulations to which we are subject and will become subject.

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

For the year ended December 31, 2025, we derived approximately 35% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

Given the importance of the online gambling sector to our business, we expend significant time and resources to ensure that we have an in-depth understanding of the regulatory environment in the main territories in which our gambling industry merchants operate and customers reside, monitoring closely the developing regulatory regimes in those territories and adapting our business acceptance policies by applying country-specific restrictions where necessary. Currently, we monitor legal and regulatory developments in all of our material markets closely and generally seek to keep abreast of legal and regulatory developments affecting the gambling industry as a whole. We adapt our regulatory policies and, therefore, the scope of our ongoing monitoring on the basis that an individual market’s materiality to us may change. We assess a number of factors, including the legislative regime applicable to the relevant country, whether we have a presence in such country and the overall environment for online gambling activities in that country; we then consider whether any changes are required to the extent of our business activities in those countries. We also engage external counsel to conduct an assessment of our top online gambling revenue producing countries to assist in our assessments of risk. However, we do not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where we facilitate payments for merchants or customers. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

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

When the legal position is unclear, we will consider the above factors and make a decision whether to do business based on a review and weighting of the above factors. We re-evaluate our assessment of individual jurisdictions as required and the categorization applied and may change our view. For example, we consider planned changes to legislation or court judgments which may affect our categorization of any jurisdiction and our willingness to transact gambling payments for customers located there. Such reviews take place as soon as practicable after becoming aware of them and when a review can meaningfully be undertaken. These reviews comprise the solicitation of legal advice (and updated advice) as well as the assessment of market intelligence. Other gambling operators, regulators and other payments businesses and financial institutions may, however, take a different view of the legal environment in any particular jurisdiction. In this regard, we have created and used the following categories of classification for the Group:

•
Sanctioned countries. We currently regard four countries (Cuba, Iran, North Korea and Syria) and five territories (Luhansk, Donetsk, Crimea, Kherson and Zaporizhzhia) as “sanctioned,” in respect of our services, due to geographic sanctions imposed by the U.S., the E.U. and the U.K. We decline any individual or entity located in that market (irrespective of whether the end user intends to use the products and services for gambling) and customers residing in other countries should not be able to access their accounts when present in any of the sanctioned countries. We have a policy in place to screen our customers upon customer account registration against the Specially Designated Nationals list published by OFAC and the HM Treasury sanctions list. Decisions to add or remove countries from our sanctioned country list are taken on a country-by-country basis and we adopt a risk based approach when making such decisions and, among other things, will conduct an assessment of the legal environment.
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
•
Accepted markets. Where the market is not classified as either sanctioned, non-serviced or limited service, we categorize it as accepted and support processing payments in relation to online gambling from such jurisdictions. An example of an accepted market is a market in which an online gambling licensing regime has been implemented where we believe that the regime could be subject to challenge under EU law, such as where only a limited number of operators have been granted licenses or impediments exist in the application process for which there is no obvious market justification. We closely monitor the regulatory position in the major markets that we have categorized as accepted markets to ensure that the level of risk to us, our merchants and customers is acceptable. To implement this monitoring process, we have created an experienced team with in-depth industry knowledge, who take a number of measures in order to ensure that they are well placed to make decisions to accept or decline business in particular jurisdictions and to deploy our technology platform in order to best apply these decisions. These measures include taking specific legal advice, attending conferences and industry meetings, reviewing market studies on what banks and other payment processors do, exploring the regulatory position with others in the sector (including competitors and their own merchant base), and continually developing our technology platform in order to best implement our business acceptance policies. We augment this review with risk mitigation in ensuring that our operations, people and assets are not located in jurisdictions (even temporarily) where it is not clear that online gambling is legal.

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

Regulatory Change: Trends and Outlook

Although the general trend in gambling regulation over the last ten years has been to seek to restrict the activities of online-based operators, in numerous markets this has generally resulted in a move towards controlled regulation, rather than absolute prohibition. For example, the regime in Finland will move away from a state-owned monopoly-based market to controlled regulation in the near future and Germany has moved from prohibition to controlled regulation Not all regimes license all types of gambling products. Changes in the regulation of online gambling in the markets described above and elsewhere may impact us both positively (where the markets are liberalized or become regulated) and negatively (where markets are restricted or become prohibited). See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

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

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. However, policymakers around the globe are using these requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. Within Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) law is under consultation review in order to align more closely to GDPR and ensure continuation of its adequacy status from the European Commission and the provincial Quebec privacy law was amended in 2023 and requires further registration for biometric processing, with a new regulation governing data anonymity implemented in January 2025.

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

Our total research and development expense for the year ended December 31, 2025, 2024 and 2023 was $15,778, $7,267 and $7,278, respectively.

Competition

The global payments industry is highly competitive, rapidly changing, highly innovative and increasingly subject to regulatory scrutiny and oversight. We compete against a wide range of businesses, including businesses that are larger than we are, have a dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes than we can. We compete against all forms of payments, including credit and debit cards; automated clearing house and bank transfers; other online payment services, local APMs, and digital wallets; mobile payments; cryptocurrencies and distributed ledger technologies; and offline payment methods, including cash and check. We also compete against banks, merchant acquirers, and third-party payment processors. We compete primarily on the basis of brand recognition; distribution network and channel options; convenience; variety of payment methods; product and service offerings; customer service for both consumers and merchants; trust and reliability; speed; data protection and security; price; and innovation.

Employees

As of December 31, 2025, we had approximately 2,900 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of the Company is located at 2 Gresham Street, 1st Floor, London, United Kingdom, EC2V 7AD. We also lease a number of operations, business, data center and sales offices and facilities which include 13 offices in 12 countries and 4 data centers. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

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

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed in the United States District Court for the Southern District of New York, naming among others the Company, our former Chief Executive Officer and our former Chief Financial Officer, as defendants. The complaint asserted claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, and alleged that the Company and individual defendants made false and misleading statements to the market regarding the Company’s financial outlook in light of gambling regulations in key European markets, performance challenges in the company’s Digital Wallets segment and the modified scope and timing of new eCommerce customer agreements. In addition, the complaint asserted claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants filed false financial statements, misled the public and induced the public to buy shares. On January 21, 2022, a related complaint was brought by John Paul O’Brien also in the Southern District of New York which additionally named William P. Foley II as a defendant. On May 5, 2022, the Southern District of New York consolidated the Wiley case and the O’Brien case and recaptioned the new case In re: Paysafe Ltd. f/k/a Foley Trasimene Acquisition Corp. II Securities Litigation. The Company filed a motion to dismiss this complaint on July 14, 2024, which was subsequently granted by the Southern District of New York on March 31, 2025. Plaintiffs did not appeal the dismissal and the case has been fully and finally dismissed.

A separate class action complaint, Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware on February 16, 2023 and subsequently amended on June 4, 2025 to include Paysafe Limited and our former Chief Executive Officer. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, and alleges breaches in fiduciary responsibilities of certain former Directors and Officers of Farzad Trasimene and claims of aiding and abetting a breach of fiduciary duty and unjust enrichment against the Company and our former Chief Executive Officer. Plaintiffs allege that those shareholders’ Redemption Rights were impaired due to the defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which caused damage to the shareholders. The allegations further stated that Paysafe aided the defendants in making such misstatements. The Company and our former Chief Executive Officer filed a motion to dismiss this complaint on July 7, 2025,. This motion was granted by the Chancery Court of Delaware on October 23, 2025 and Company and our former Chief Executive Officer were dismissed as defendants. A trial date has been scheduled for July 2026 for the remaining defendants. The Company has indemnity obligations toward the remaining defendants for expenses associated with this litigation. There is no assurance that the remaining defendants will be successful in the ultimate resolution of this matter or that insurance will be available or adequate to fund any potential settlement or judgment or related costs associated with the indemnified parties, which could be material.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, except as otherwise noted, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon our financial position, results of operations or cash flows.

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

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” are party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” set forth in this report, pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 54.4% of the outstanding voting securities of the Company. See “Item 7.A. Major Shareholders” and “Item 8.A. Consolidated Statements and Other Financial Information."

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

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023, unless otherwise noted, can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 4, 2025, which is available on the SEC’s website at https://www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.paysafe.com/regulatory-filings.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

A. Operating Results

Our Company

Paysafe is a leading, global pioneer in digital commerce with $167 billion in volume processed in 2025 and $152 billion in 2024, generating $1.7 billion in revenue in 2025 and $1.7 billion in revenue in 2024. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, prepaid card and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower 18 million active users in more than 120 countries and approximately 200,000 SMBs to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions services for SMBs and direct marketing clients.

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

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services ("PCS") brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

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

Recent Company Initiatives and Events

On October 30, 2025, Paysafe was notified by the New York Stock Exchange (“NYSE”) of its intent to commence delisting proceedings for the Company’s warrants due to an abnormally low selling price. On October 31, 2025, the NYSE suspended trading in the warrants effective immediately. The NYSE applied to the U.S. Securities and Exchange Commission to formally delist the warrants which became effective in November 2025. This action does not affect the Company’s common shares, which will continue to trade on the NYSE under the ticker symbol “PSFE.” The warrants expire in March 2026 and as of December 31, 2025, the associated warrant liability was immaterial.

On February 11, 2025, the Company announced a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT payments. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals within the Merchant Solutions segment. This exit is intended to eliminate a non-strategic business line and reduce the Company's exposure to higher risk verticals. The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for the transaction consists of $2,000 cash and up to $50,000 in annual earnout payments over the next five years. The transaction closed on February 28, 2025 upon finalizing certain transition services-related items. Revenue generated by this business was $5,213, $104,379 and $102,058 for the years ended December 31, 2025, 2024 and 2023, respectively.

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50,000 of our common shares. During the year ended December 31, 2025, an additional $140,000 of our common shares was authorized. We expect to fund future repurchases, if any, through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the years ended December 31, 2025 and 2024, the Company repurchased 9,477,463 and 2,644,712 shares, respectively, under the Share Repurchase Program for total amounts of $91,693 and $42,921, respectively. Included in the total repurchases for the year ended December 31, 2025, were 3,962,237 shares repurchased from a related party at a discounted price for a total value of $26,530.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” in this Report.

Pillar Two

Work is currently being undertaken by the Organisation for Economic Co-operation and Development ("OECD") on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”).

On December 12, 2022, the European Union (EU) Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed, and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The application of the minimum tax rate did not have a material impact on the Company’s consolidated financial statements.

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a multinational top-up tax and domestic top-up tax on profits taxed at an effective rate of less than 15% which became effective for the Company on January 1, 2024. In addition, the UK enacted into domestic law measures on undertaxed profits rules which became effective for the Company on January 1, 2025.

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

One Big Beautiful Bill Act ("OBBBA")

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, “Income Taxes”, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, the Company has evaluated all deferred tax balances under the newly enacted tax law and identified any changes required to its financial statements as a result of the OBBBA. The Company recognized a valuation allowance of $95,519 against the US deferred tax assets during the year ended December 31, 2025, which mainly related to the enactment of this tax law. For further discussion refer to Note 3, Taxation, within the consolidated financial statements included elsewhere in this Report.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine. Operations within Russia, Ukraine and Israel represented less than 1% of our revenues and were predominantly within the Digital Wallets segment. For year ended December 31, 2025, we have not experienced significant decline in revenues from the impact of war-regions on the Digital Wallets segment.

During the year ended December 31, 2025, the United States government has announced the imposition of tariffs on certain imported goods. While we have not yet experienced a significant impact due to our service-oriented business model, in the future there may be an increase in the cost of point of sale terminals, depending on where they are sourced. Further, during the fourth quarter, the United States government experienced a shutdown of non-essential federal programs and services. Another prolonged shutdown may adversely affect our US merchant base, potentially leading to reduced revenues and transaction volumes. We continue to monitor these economic conditions, as they may adversely impact our operations and financial results.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our Consolidated Statements of Comprehensive Income / (Loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the year ended December 31, 2025, our Digital Wallets segment was impacted by favorable foreign exchange. On a net basis, foreign exchange losses on external debt offset operational foreign exchange gains.

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

Restructuring and other costs

Restructuring and other costs include transaction costs related to the Company’s disposal and acquisition activities, restructuring expenses such as those incurred in connection with finance transformation, office closure and relocation programs, and other costs, including legal costs associated with the securities litigation involving the Company and other indemnified parties.

Transaction costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction.

Gain / loss on disposal of subsidiaries and other assets, net

During the year ended December 31, 2025, the Company recognized a gain upon the disposal of substantially all of the assets in its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments. This gain is offset by a loss on disposition of certain equipment.

Other income, net

Other income, net consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration, derivative instruments and warrants, and gains on loan note repurchases.

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

The following table sets forth our gross dollar volume and take rate for the years ended December 31, 2025 and 2024:

	For the year ended December 31, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$141,978	$26,350	$(1,564)	$166,764
Take Rate	0.6%	3.1%	1.2%	1.0%

	For the year ended December 31, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$129,899	$23,327	$(1,481)	$151,745
Take Rate	0.7%	3.3%	1.2%	1.1%

	Increase / (Decrease) - 2025 vs 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$12,079	$3,023	$(83)	$15,019
Take Rate	(0.1)%	(0.2)%	0.0%	(0.1)%

(1)
Volumes for the year ended December 31, 2025 and 2024 exclude embedded finance related volumes of less than $0.1 billion and $0.2 billion, respectively.

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

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue	1,701,388	1,704,835	(3,447)	(0.2)%
Cost of services (excluding depreciation and amortization)	741,197	715,762	25,435	3.6%
Selling, general and administrative	563,647	575,553	(11,906)	(2.1)%
Depreciation and amortization	274,107	273,364	743	0.3%
Impairment expense on goodwill and intangible assets	1,423	823	600	72.9%
Restructuring and other costs	48,366	5,178	43,188	834.1%
Loss on disposal of subsidiaries and other assets, net	732	801	(69)	(8.6)%
Operating income	71,916	133,354	(61,438)	(46.1)%
Other (expense) / income, net	(7,563)	21,475	(29,038)	(135.2)%
Interest expense, net	(136,414)	(140,805)	4,391	(3.1)%
(Loss)/ income before taxes	(72,061)	14,024	(86,085)	(613.8)%
Income tax expense / (benefit)	110,446	(8,136)	(118,582)	1457.5%
Net (loss) / income	(182,507)	22,160	(204,667)	923.6%

Revenue

Revenue decreased by $3,447, or 0.2%, to $1,701,388 for the year ended December 31, 2025 from $1,704,835 for the year ended December 31, 2024. This was driven by a decrease of $52,955, or 5.5%, in our Merchant Solutions segment due to the sale of the direct marketing payment processing business line which contributed to a decline in revenue of $99,166. This decline was partially offset by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities and a licensing agreement executed during the year. This was further offset by an increase of $49,222 or 6.4%, in our Digital Wallets segment primarily due to a favorable impact of $33,510 on foreign exchange rates and growth across all verticals, offset by a decrease in interest revenue earned. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $25,435, or 3.6%, to $741,197 for the year ended December 31, 2025 from $715,762 for the year ended December 31, 2024. The increase is largely attributable to an increase of $25,513, or 11.9% in our Digital Wallets segment mainly due to growth in lower margin verticals in addition to the unfavorable impact of $12,658 on foreign exchange rates. Cost of services (excluding depreciation and amortization) remained relatively flat in our Merchant Solutions segment as the decrease related to the sale of the direct marketing payment processing business were largely offset by increased costs associated with growth in lower margin verticals.

Selling, general and administrative

Selling, general and administrative expenses decreased $11,906, or 2.1%, to $563,647 for the year ended December 31, 2025 from $575,553 for the year ended December 31, 2024. The decrease is primarily driven by a decrease in legal and professional fees of $11,204 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, a decrease in personnel costs of $6,910 due to a decline in performance based compensation, a decrease in share based compensation of $6,230 due to performance awards and awards that vested after December 31, 2024, and a decrease in credit losses of $4,676. The decrease was offset partially by an increase in advertising and promotions of $7,898, and an increase in severance of $3,868.

Depreciation and amortization

Depreciation and amortization increased $743, or 0.3%, to $274,107 for the year ended December 31, 2025 from $273,364 for the year ended December 31, 2024. This was mainly driven by an increase in amortization due to software development costs placed in service during the year ended December 31, 2025, offset partially by a decrease due to fully amortized customer relationships.

Impairment expense on goodwill and intangible assets

Impairment expense on goodwill and intangible assets increased by $600 or 72.9%, to $1,423 for the year ended, December 31, 2025 from $823 for the year ended December 31, 2024. The increase is mainly driven by impairment expense of $638 related to the right of use asset for a leased office space following the disposal of the direct marketing business line for the year ended December 31, 2025. The remainder of the expense for December 31, 2025 and 2024 relates to specifically identified software development costs which had no future economic benefit.

Restructuring and other costs

Restructuring and other costs increased $43,188, or 834.1%, to $48,366 for the year ended December 31, 2025 from $5,178 for the year ended December 31, 2024. This was driven by an increase in other costs of $36,868 primarily attributable to higher legal cost related to the securities litigation involving the Company and indemnities provided by the Company in a related class action lawsuit, as well as higher transformation costs of $7,090 associated with projects to improve merchant platforms as well as finance and risk processes.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net remained relatively flat at $732 for the year ended December 31, 2025. This was a result of an increase in the loss on disposal of non-financial assets, which was offset partially by a gain on disposal of the direct marketing payment processing business line.

Other income, net

Other expense, net changed $29,038, or 135.2%, to an expense of $7,563 for the year ended December 31, 2025 from an income of $21,475 for the year ended December 31, 2024. The change was primarily driven by a foreign exchange loss of $9,758 in the current year compared to a foreign exchange gain of $11,316 in the prior year, a fair value loss on derivative instruments of $1,294 compared to a gain of $3,994 in the prior year, and a decrease in other gains of $3,196 mainly related to a release of a goods and services tax provision of $4,120 due to the statute of limitations.

Interest expense, net

Interest expense, net decreased by $4,391, or 3.1%, to $136,414 for the year ended December 31, 2025 from $140,805 for the year ended December 31, 2024. The decrease in interest expense, net was mainly due to the benefit of decreased effective interest rates.

Income tax expense / benefit

Income tax expense was $110,446 for the year ended December 31, 2025 compared to an income tax benefit of $8,136 for the year ended December 31, 2024. The increase in the income tax expense is a result of the recognition of a valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted interest carryforwards in the UK and tax losses in the US during the year ended December 31, 2025, offset by an income tax benefit due to the release of a valuation allowance in Canada.

The effective tax rate for the year ended December 31, 2025 and 2024 was (153.3)% and (58.0)%, respectively. The change in the effective tax rate for the year ended December 31, 2025 compared to year ended December 31, 2024 primarily arises as a result of movements in the valuation allowance as described above. A reconciliation between the statutory income tax rate and the income tax benefit / provision reported in the Consolidated Statements of Comprehensive (Loss) / Income is summarized in Note 3, Taxation, within Item 18, Financial Statements included elsewhere in this Report.

Net income / (loss)

The Company had a net loss of $182,507 for the year ended December 31, 2025 compared to a net income of $22,160 for the year ended December 31, 2024. The net loss was largely driven by the increase in income tax expense compared to an income tax benefit in the prior year, an increase in restructuring and other costs, an increase in other expense, net compared to other income, net in the prior year and an increase in cost of services (excluding depreciation and amortization). This is offset partially by a decrease a decrease in selling, general and administrative expenses.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased by $23,206, or 5.1%, to $428,848 for the year ended December 31, 2025 from $452,054 for the year ended December 31, 2024. This decrease was primarily driven by increased cost of services of $25,435, offset partially by a decrease in selling, general and administrative expenses, excluding share-based compensation cost of $5,676 as described above. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of Net (loss) / income to Adjusted EBITDA is as follows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024
Net (loss) / income	$(182,507)	$22,160
Income tax expense / (benefit)	110,446	(8,136)
Interest expense, net	136,414	140,805
Depreciation and amortization	274,107	273,364
Share-based compensation	32,304	38,534
Impairment expense on goodwill and intangible assets	1,423	823
Restructuring and other costs (1)	48,366	5,178
Loss on disposal of subsidiaries and other assets, net	732	801
Other expense / (income), net (2)	7,563	(21,475)
Adjusted EBITDA	$428,848	$452,054

(1)
For the year ended December 31, 2025, restructuring costs were $8,322, mainly consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs were $40,044, which primarily consisted of legal costs associated with the securities litigation involving the Company and other indemnified parties. For the year ended December 31, 2024, restructuring costs were $2,582, and other costs were $2,596, which primarily consisted of legal costs.
(2)
For the year ended December 31, 2025, other expense / (income), net includes a loss on foreign exchange of $9,758 and a fair value loss on derivative instruments of $1,294. This was partly offset by a fair value gain on warrant liabilities of $1,401, other gains of $1,580 and a fair value gain on contingent consideration of $508. For the year ended December 31, 2024, other expense / (income), net includes a gain on foreign exchange of $11,316, a gain on derivative instruments of $3,994, gains on debt repurchases of $1,696 and other income of $4,776.

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

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the year ended December 31, 2025 and 2024:

	For the year ended December 31,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	904,668	957,623	(52,955)	-5.5%
Cost of services (excluding depreciation and amortization) (1)	518,428	518,792	(364)	-0.1%
Selling, general and administrative (2)	240,546	247,980	(7,434)	-3.0%
Segment Adjusted EBITDA	145,694	190,851	(45,157)	-23.7%

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

Revenue decreased by $52,955, or 5.5%, to $904,668 for the year ended December 31, 2025 from $957,623 for the year ended December 31, 2024. This was driven by the sale of the direct marketing payment processing business line which contributed to a decline in revenue of $99,166, offset partially by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities, and due to a licensing agreement executed during the year.

Cost of services (excluding depreciation and amortization) was $518,428 for the year ended December 31, 2025 compared to $518,792 for the year ended December 31, 2024. Cost of services (excluding depreciation and amortization) remained relatively flat as the decrease related to the sale of the direct marketing payment processing business were largely offset by increased costs associated with growth in lower margin verticals

Selling, general and administrative decreased by $7,434 or 3.0% to $240,546 for the year ended December 31, 2025 from $247,980 for the year ended December 31, 2024. The decrease is due to a reduction in legal and professional fees of $13,152 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, a decrease in credit losses of $8,151 and a decrease in personnel costs of $3,150 mainly due to a decrease in performance based compensation. This was offset partially by an increase in advertising and promotion costs of $8,846, an increase in sales and other taxes of $6,260 and an increase in severance of $1,600.

Segment Adjusted EBITDA decreased by $45,157 or 23.7%, to $145,694 for the year ended December 31, 2025 from $190,851 for the year ended December 31, 2024 which is dues to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the year ended December 31, 2025 and 2024:

	For the year ended December 31,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	814,727	765,505	49,222	6.4%
Cost of services (excluding depreciation and amortization) (1)	240,776	215,263	25,513	11.9%
Selling, general and administrative (2)	222,217	211,217	11,000	5.2%
Segment Adjusted EBITDA	351,734	339,025	12,709	3.7%

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

Revenue increased by $49,222, or 6.4%, to $814,727 for the year ended December 31, 2025 from $765,505 for the year ended December 31, 2024. This was primarily due to a favorable impact of $33,510 on foreign exchange rates and growth across all verticals, offset by a decrease in interest revenue earned caused by lower interest rates.

Cost of services (excluding depreciation and amortization) increased by $25,513 or 11.9% to $240,776 for the year ended December 31, 2025 from $215,263 for the year ended December 31, 2024. This increase is mainly due to growth in lower margin verticals in addition to the unfavorable impact of $12,658 on foreign exchange rates.

Selling, general and administrative increased by $11,000 or 5.2% to $222,217 for the year ended December 31, 2025 from $211,217 from December 31, 2024. This increase is due to an increase in credit losses of $3,741, legal and professional fees of $3,581, personnel costs of $1,950, information technology cost of $1,195 and severance of $1,306.

Segment Adjusted EBITDA increased by $12,709 or 3.7%, to $351,734 for the year ended December 31, 2025 from $339,025 for the year ended December 31, 2024 which is due to the variances explained above.

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

As of December 31, 2025, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $13.2 million unfavorable impact on net loss and a decrease of 100 basis points would have an equal and opposite effect on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 10% in the applicable interest rates.

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

As of December 31, 2025, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $8.1 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

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

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of December 31, 2025 and 2024 was $226,184 and $90,713, respectively.

As of December 31, 2025 and 2024, the total principal amount of our external borrowings was $2,639,448 and $2,390,689, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the years ended December 31, 2025 and 2024.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of December 31, 2025 and 2024, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2025 and 2024, we had $250,168 and $216,683 in cash and cash equivalents. Furthermore, we had $78,816 available under our $305,000 Revolving Credit Facility as of December 31, 2025. We had $214,287 available under our Revolving Credit Facility as of December 31, 2024.

We have various contractual obligations in the normal course of our operations and financing activities. Our most significant contractual obligations relate to the principal outstanding amount of the Company’s debts, including interest payments, and operating lease obligations. For further information on these contractual obligations, see Note 8, Debt, and Note 16, Leases, within Item 18, Financial Statements included elsewhere in this Report.

As discussed in Note 3, Taxation , within Item 18, Financial Statements as of December 31, 2025 the Company has $2,949 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities.

As discussed in Note 17, Commitments, Contingencies and Guarantees within Item 18, Financial Statements, on February 16, 2023 a lawsuit titled Farzad v. Trasimene Capital FT et al. was filed in the Delaware Court of Chancery on behalf of former holders of FTAC common stock against certain former directors and officers of FTAC. Although Paysafe is not a party to this matter, the Company is obligated to indemnify the defendants for certain associated losses. There is no assurance that the defendants will prevail or that available insurance will be sufficient to cover any potential settlement, judgment, or related indemnifiable costs, any of which could be material.

During the years ended December 31, 2025 and 2024, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

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

Net cash flows provided by operating activities decreased by $17,649 to an inflow of $236,155 for the year ended December 31, 2025 from an inflow of $253,804 for the year ended December 31, 2024 mainly due to increased restructuring costs paid, realized foreign exchange losses in the current year compared to realized foreign exchange gains in the prior period, offset partially by lower outflows from working capital.

For the year ended December 31, 2025, net cash flows provided by operating activities of $236,155 primarily consists of a net loss of $182,507 adjusted for non-cash items of $437,441, largely driven by depreciation and amortization of $276,366, allowance for credit losses of $48,251, a deferred tax expense of $74,403, share-based compensation of $32,304 and non-cash lease expenses of $9,348. This was partly offset by cash outflows of $18,779 in working capital.

For the year ended December 31, 2024, net cash flows provided by operating activities of $253,804 primarily consists of a net income of $22,160 adjusted for non-cash items of $318,910, largely driven by depreciation and amortization of $274,755, share-based compensation of $38,534, and allowance for credit losses of $52,649, offset partially by a deferred tax benefit of $33,187 and other income, net of $10,159. This was partly offset by cash outflows of $87,266 in working capital.

Investing Activities

Net cash used in investing activities increased by $32,030 to $140,410 for the year ended December 31, 2025 from $108,380 for the year ended December 31, 2024. This increase is primarily attributed to a net outflow for merchant reserves of $19,013 compared to an inflow from merchant reserves of $6,510 in the prior period, an increase in purchases of merchant portfolios of $12,433, and a decrease in receipts under derivative financial instruments of $4,450. This is partially offset by an inflow related to other investing activities, net compared to an outflow in the prior period, a decrease in cash outflows for the purchase of property, plant and equipment of $3,356, an inflow from the disposal of subsidiaries of $1,948 and a decrease in other intangible asset expenditures of $1,596.

Financing Activities

Net cash used in financing activities decreased by $117,416 to $163,383 for the year ended December 31, 2025 from $280,799 for the year ended December 31, 2024. This was mainly driven by no debt repurchases occurring in the current period, whereas the prior period included cash outflows of $92,278 related to debt repurchases.

Other factors contributing to the decrease include an increase in net proceeds from loans and borrowings, partially offset by an increase in the purchase of treasury shares of $47,910. Borrowings and repayments on all facilities, excluding voluntary repurchases, were $1,098,963 and $994,214, respectively, for the year ended December 31, 2025 and $1,075,352 and $1,039,718, respectively, for the year ended December 31, 2024.

The outflow of the movement in settlement funds - merchant and customers, net of $160,813 for the year ended December 31, 2025, remained relatively flat compared to an outflow of $163,837 for the year ended December 31, 2024. The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the Consolidated Statements of Cash Flows.

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

Additionally, the Company has contingent consideration payables associated with the acquisition of merchant portfolios. The estimated amount of contingent consideration represents the probable amount of possible payouts.

C. Research and Development, patents and licenses, etc.

For further discussion regarding research and development refer to Item 4.B. Information on the Company—Business Overview, and Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within Item 18, Financial Statements.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We utilize a combination of aging and probability of default methods to develop an estimate of credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, merchant risk profiles, and relevant macro-economic factors. Determining the appropriate current expected credit loss allowance is an inherently uncertain process requiring significant judgment and ultimate losses may vary from the current estimates. More specifically, a significant change in the estimate of the probability of default or loss given default for financial guarantee contracts could result in a material change to the allowance. During the year ended December 31, 2025, the Company updated certain assumptions used in its estimate of probability of default for financial guarantee contracts. This change in accounting estimate was applied prospectively and did not have a material impact to the estimated credit loss expense for the year ended December 31, 2025.

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

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred assets will be realized. The ultimate realization of the deferred tax asset is dependent upon generation of future taxable income during the period in which those temporary differences become deductible. Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all the positive and negative evidence available, including cumulative losses in recent years and projected future taxable income to determine whether all or some portion of the deferred tax assets will not be realized.

During the year the Company concluded that the deferred tax assets on tax losses and restricted interest carryforwards in the U.K and tax losses in the U.S. were no longer realizable on a more likely than not basis. As a result, a valuation allowance has been recognized related to these deferred tax assets amounting to $37,577 in respect of the U.K. and $95,519 for the U.S. The Company continues to recognize a valuation allowance on restricted interest carryforwards in the U.S.

In addition, during the year the Company executed a tax-planning strategy in Canada such that it expects sufficient sources of future taxable income against which deferred tax assets on tax losses can be recognized. As a result, during the year the Company released a valuation allowance of $12,565 that was previously recognized against these deferred tax assets

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

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

Due to a sustained decline in share price, an indicator of impairment was identified in both the Digital Wallets and Merchant Solutions reporting units as of the year ended December 31, 2025. Based on the analysis performed, no goodwill impairment expense was recognized.

The estimated fair value of each reporting unit exceeded its carrying value as of the latest goodwill impairment test. Both reporting units had a fair value not substantially in excess of its carrying value. Digital Wallets and Merchant Solutions had a goodwill balance of $1,441,303 and $635,044, respectively as of December 31, 2025. The percentage by which the fair value of the Digital Wallets and Merchant Solutions reporting units exceeded the carrying value is 5% and 9%, respectively, based on the most recent goodwill impairment analysis performed. Changes in assumptions or circumstances, including increases in the discount rate, sustained decline in our share price, decline in fair value of debt or reduced forecast revenue and earnings could result in a material impairment of goodwill in future periods.

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

For the years ended December 31, 2025, 2024 and 2023, intangible asset impairments of $785, $823 and $1,254 were recognized within the Merchant Solutions and Digital Wallets segments. Reduced earnings, loss of key customer relationships, obsolescence or other factors may result in additional material impairments of intangible assets in future periods.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of February 27, 2026.

Name	Age	Position
Bruce Lowthers	60	Chief Executive Officer and Director
John Crawford	55	Chief Financial Officer
Roy Aston	47	Chief Operating Officer
Robert Gatto	61	Chief Revenue Officer
Richard Swales	53	Chief Risk & Compliance Officer
Elliott Wiseman	52	Chief Legal & People Officer
Chi-Eun Lee	56	Chief Transformation Officer
Daniel Henson	64	Chairman of the Board of Directors
Mark Brooker	54	Director
Anthony Jabbour	58	Director
Dagmar Kollmann	61	Director
Rupert Keeley	68	Director
Jonathan Murphy	42	Director
Eli Nagler	40	Director
Peter Thompson	57	Director
Marianne Heiss	53	Director
Edward Wertheim	40	Director
Karin Timpone	60	Director

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

Rupert Keeley has served as a member of the Company Board since February 2026. Mr. Keeley has more than 40 years of international banking and payments experience. He was the Executive Vice President and General Manager for PayPal's businesses in Europe, the Middle East & Africa (EMEA) and Chief Executive Officer of the PayPal Europe bank until June 2018. Prior to PayPal, he was Visa Inc.'s Group President Asia Pacific and Central and Eastern Europe, Middle East and Africa regions having previously been Global Head of Strategy and Corporate Development. Mr. Keeley worked for Standard Chartered plc based in London, Singapore and Bahrain. Among his current roles, Mr. Keeley is a non-executive Director for NewDay and the Dubai Financial Services Authority and an Advisory Board member for Team8 Fintech. Mr. Keeley holds an MBA in Marketing from City University Business School (now Bayes Business School), London, and a B.Sc. (Hons) in Management Sciences from the University of Manchester.

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

Peter Thompson has served as a member of the Company Board since February 2026. Mr. Thompson currently serves as a Senior Advisor of 25Madison Evolve since 2024 and the Chief Product Officer of CMO Consulting Group since 2025. Additionally, Mr. Thompson currently serves as a director on the Supervisory Board of TomTom and is a member of the Audit Committee since April 2025. Mr. Thompson has also served as a non-executive director of Cadent from 2022 to 2024 and served as the Chief Product Officer at eBay from 2019 to 2022. Before joining eBay, he was Vice President for Alexa Voice Service at Amazon from 2017 to 2019. Additionally, Pete was the Chief Operating Officer of TiVo (now known as: Xperi) from 2016 until 2017 and was the Vice President, Strategic Partnerships of Sonos from 2015 to 2016. Mr. Thompson holds a B.A. in International Economics from the University of California, Los Angeles, and an MBA from the Kellogg School of Management at Northwestern University.

Karin Timpone has served as a member of the Company Board since February 2026. Ms. Timpone is an experienced independent board director, CEO and CMO with a track record of driving growth through business transformation, revenue generation and strategic innovation. She has held prominent leadership roles at Major League Baseball, Marriott International, The Walt Disney Company, and Yahoo!, and brings boardroom experience across public, private and venture-backed companies. She is known for her expertise in scaling profitable customer platforms for the world’s most iconic brands, bravely integrating new approaches to data, technology and digital experience for the next generation of commercial growth.

Ms. Timpone’s board experience as Independent Director for The Habit Restaurants (NYSE:HABT) included service on the Nominating and Compensation Committees as well on the Special Committee overseeing the company’s successful sale to Yum! Brands (NYSE:YUM). She has served as Global Chair of the Mobile Marketing Association Executive Board and held supervisory and observer roles with Design Hotels and HYP3R (a Marriott venture investment). She was also one of the first independent board members of Atlas Obscura. Additionally, Ms. Timpone is a sought after advisor to founders across multiple sectors including emerging technologies such as AI and blockchain.

Currently, Ms. Timpone is CEO and Founder of ClearPrompt™ and leads the firm’s advisory, lab and venture activities, leveraging decades of expertise to guide clients seeking growth. Previously, Ms. Timpone served as Executive Vice President and Chief Marketing Officer for Major League Baseball from 2021 to 2025, where she led global marketing and strategic fan initiatives across all revenue, product and operations units — including 30 independent Clubs. While at MLB, she established fan growth initiatives leading to double digit increases in ticketing revenue, including the strategic investment into artificial intelligence tools that unlocked new commerce channels. Previously, as Global Marketing Officer at Marriott International from 2013 to 2020, Ms. Timpone created and launched Marriott Bonvoy, the most visible proof point of Marriott’s $13B merger with Starwood, which remains a central growth engine today. A continuous learner, Ms. Timpone hold certifications in FinTech, Blockchain, and Artificial Intelligence from Harvard University and MIT. Ms. Timpone holds a master’s in Media Ecology from New York University, a BA in Political Science from Bryn Mawr College, and completed executive programs at UCLA Anderson.

Edward Wertheim has served as a member of the Company Board since February 2026. He is currently a Senior Managing Director at CVC since September 2025. Prior to joining CVC, Mr. Wertheim spent 15 years from 2010 to 2025 at Corsair, where he served as a Partner. Mr. Wertheim brings an extensive range of board experience having served multiple boards, including IDnow from 2019 to 2025, ZEDRA Group, Axo Finans from 2020 to 2025, Xceptor from 2021 to 2025, MJM Holdings from 2024 to 2025 and RGI Group from 2019 to 2022. Mr. Wertheim studied at the Raymond A. Mason School of Business at William & Mary.

Per the Shareholders Agreement, the CVC Investors, the Blackstone Investors and Cannae LLC jointly designated Dagmar Kollmann and Mark Brooker as independent directors, the CVC Investors designated Rupert Keeley and Edward Wertheim as directors, the Blackstone Investors designated Jonathan Murphy and Eli Nagler as directors and the FTAC Investors designated Daniel Henson, Marianne Heiss and Anthony Jabbour as directors. On February 26, 2026, Matthew Bryant and Peter Rutland resigned as directors and Peter Thompson, Karin Timpone, Edward Wertheim and Rupert Keeley joined the Board. See “C. Board Practices—Composition of the Board of Directors” and “Item 7.B. Related Party Transactions” of this Report for additional information.

B. Compensation

Non-Executive Directors

For the year ended December 31, 2025, our non-executive directors consisted of Daniel Henson, Mark Brooker, Anthony Jabbour, Dagmar Kollman, and Marianne Heiss. We do not currently pay our directors who are either employed by CVC or Blackstone, any compensation for their service as directors. Our non-executive directors who receive compensation receive an annual cash fee ranging from $90,000 to $150,000, committee and chairmanship fees ranging from $7,500 to $40,000 and are eligible to participate in the Paysafe equity program with annual equity grants ranging from $167,500 to $350,000, granted at the Annual General Meeting. The aggregate compensation paid in cash and equity to non-executive directors in 2025 was $685,350 and $1,020,036, respectively. In addition, all of our directors receive reimbursement for all reasonable and properly documented expenses.

Senior Management

For the year ended December 31, 2025, our senior management team consisted of Bruce Lowthers, John Crawford, Rob Gatto, Elliott Wiseman, Roy Aston, Richard Swales, Nicole Carroll (through February 2025) and Chi Eun Lee (as of February 2025). The aggregate amount of compensation, including cash, equity awards and other benefits, paid to our senior management team for the year ended December 31, 2025 was $25,912,403 of which $442,858 was related to Executives' sign-on bonus and/or separation agreement and not part of their ordinary compensation programs. The Cash compensation for our senior management team in 2025 consisted of aggregate base salary of $3,963,891. The description below provides detail on the equity grants.

Annual Bonus Program

The Executive Short-Term Bonus Program is an incentive program based on the achievement of performance targets which are measured over a one-year period. Performance targets are based on group and business unit financial metrics, including Revenue and Adjusted EBITDA, and Company goals. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will approve the final bonus pay-out based on the achieved objectives.

The annual target level is determined as a percentage of the base salary. The Compensation Committee determines if the bonus is to be paid at target, under target or above target for the CEO, and approves the CEO’s proposal for the remaining Executive Management members. Depending on achieved performance, the incentive can be paid above or below target depending on performance to targets.

In 2025, the Adjusted EBITDA metric did not achieve the threshold performance target and, therefore, the program was not funded to be paid to executives. As such, the Compensation Committee did not award any payments for the annual incentive program to executives and other senior leadership staff.

Long-Term Incentive Program

The Compensation Committee met several times to discuss the 2025 Long-Term Incentive Program of the Company for the executives and other employees under the Omnibus Incentive Program. After careful consideration of the current economy, retention concerns and company stock performance, the Compensation Committee approved the granting of time-based restricted stock units vesting annually over a three-year period. The Long-Term Incentive Program was created to align the interests of executives with the interests of our shareholders while also allowing for a more longer-term focus on key business objectives.

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

In aggregate, the value of the long-term incentive awards granted to executives is equal to $21,214,500 for the year ended December 31, 2025. Grant values for 2025 included the following programs:

Grant Type	Value at Grant ($)
Annual RSU Grant	$16,108,232
Retention RSU Grant	1,282,926
Performance RSU Grant (1)	3,823,342
(1)
Represents the fair market value on the grant date. As at December 31, 2025, the performance criteria for these awards were not achieved and the awards did not vest.

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

or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Compensation Committee (as defined below) or its designee that they have been selected to participate in the Omnibus Incentive Plan. As of the date of the Company's registration statement on Form S-8, there were approximately 3,300 such persons eligible to participate in the programs to be approved under the Omnibus Incentive Plan.

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

C. Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors. At December 31, 2025, our Board comprised of two directors in Class I (Bruce Lowthers, and Jonathan Murphy), four directors in Class II (Matthew Bryant, Mark Brooker, Marianne Heiss and Dagmar Kollmann) and four directors in Class III (Daniel Henson, Anthony Jabbour, Eli Nagler and Peter Rutland). The term of the Class I directors expires in 2028, the term of the Class II directors expires in 2026 and the term of the Class III directors expires in 2027. The Company Board has determined that Daniel Henson, Anthony Jabbour, Dagmar Kollmann, and Mark Brooker qualify as independent directors under the NYSE listing standards. We entered into the Shareholders Agreement with our Principal Shareholders in connection with the Transaction. This agreement grants our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. For additional information, see “Item 7.B. Related Party Transactions” of this Report. On February 26, 2026, Peter Rutland and Matthew Bryant resigned from the Board and, effectively on the same day, four new directors (Peter Thompson, Edward Wertheim, Karin Timpone and Rupert Keeley) joined the Company Board. The Company Board has determined that Peter Thompson, Karin Timpone and Rupert Keeley qualify as independent directors under the NYSE listing standards.

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act imposing liability for insiders who profit from trades made within a short period of time;
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

Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares in various situations, as described in “Item 16G. Corporate Governance.” We are also not required to have a majority of independent directors. To this extent, our practice varies from the requirements of the corporate governance standards of the NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events and requires a majority of the board to be independent. While we do not currently intend to rely on any other home country accommodations related to the foregoing corporate governance standards, for so long as we qualify as a foreign private issuer, we may take advantage of them.

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

Audit Committee

As of December 31, 2025, our audit committee consisted of Dagmar Kollmann, Mark Brooker, and Marianne Heiss with Dagmar Kollmann serving as chair. Dagmar Kollmann and Marianne Heiss are designated as audit committee financial experts. The Company Board has determined that Dagmar Kollmann, Mark Brooker and Marianne Heiss qualify as independent directors under the independence standards of Rule 10A-3 of the Exchange Act, and that Dagmar Kollmann qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC. Our audit committee is responsible for, among other thing:

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

Compensation Committee

As of December 31, 2025, our compensation committee consisted of Daniel Henson and Mark Brooker, with Daniel Henson serving as chair. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

As of December 31, 2025, our nominating and corporate governance committee consisted of Mark Brooker and Daniel Henson with Mark Brooker serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•
assisting the Company Board in identifying prospective director nominees and recommending nominees to the Company Board;
•
overseeing the evaluation of the Company Board and management;
•
reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•
recommending members for each committee of the Company Board.

Risk Oversight Committee

In addition to the above committees, the Company Board has established a risk oversight committee. As of December 31, 2025, the risk oversight committee consisted of Daniel Henson, Dagmar Kollmann, Jonathan Murphy and Matthew Bryant, with Daniel Henson serving as chair. The risk oversight committee is responsible for the oversight of risk assessment, including with respect to enterprise risks, relevant to the business and operations of the Company, risk governance and internal control systems (other than internal control over financial reporting, that sits with the audit committee). In addition to operational risks, the risk oversight committee routinely reviews the material risks and mitigation of the Company, including cybersecurity and human capital management. The risk oversight committee regularly receives updates from the Company's Chief Risk and Compliance Officer. The review of environmental risks currently sits with the full Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Company Board or our compensation committee. We are party to certain transactions with affiliates of our Principal Shareholders described in “Item 7.B. Related Party Transactions” of this Report.

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

D. Employees

As of December 31, 2025, we had approximately 2,900 employees globally.

None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

Ownership of Company Common Shares by the directors and executive officers of Paysafe is set forth in “Item 7.B. Related Party Transactions” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Company Common Shares as of February 20, 2026:

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

Name and Address of Beneficial Owner	Number (1) of Company Common Shares	Percentage of Company Common Shares
Company Officers, Directors and 5% Holders
Parties to our shareholders agreement as a group (2)	27,802,470	54.4%
CVC (3)	12,999,672	25.4%
Blackstone (4)	10,914,696	21.4%
Cannae (5)	-	-
FNF Holdings (6)	2,250,000	4.4%
William P. Foley II (7)	1,638,102	3.2%
Bruce Lowthers	*	*
John Crawford	*	*
Roy Aston	*	*
Robert Gatto	*	*
Chi-Eun Lee	*	*
Richard Swales	*	*
Elliot Wiseman	*	*
Daniel Henson	*	*
Mark Brooker	*	*
Matthew Bryant	*	*
Anthony Jabbour	*	*
Dagmar Kollmann	*	*
Marianne Heiss	*	*
Jonathan Murphy	*	*
Eli Nagler	*	*
Peter Rutland	*	*
All Company directors and executive officers as a group	*	*

*Less than 1%.

(1)
Numbers have been updated to reflect the reverse stock split.
(2)
Shareholders Agreement means the agreement entered into by the Company, Pi Topco, PGHL, the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors On November 24, 2025, a wholly owned subsidiary of Cannae Holdings, Inc. sold 2,462,237 common shares to the Company in a privately negotiated transaction (the "Repurchase Transaction"). Following the completion of the Repurchase Transaction, Cannae no longer beneficially owns any common shares and is no longer a party to the Shareholders Agreement.
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
(4)
Based on the most recently available Schedule 13D filed with the SEC on January 3, 2022, as of December 31, 2022. Reflects 8,402,943 Company Common Shares directly held by BCP Pi Aggregator (Cayman) L.P., 1,490,243 Company Common Shares directly held by Blackstone Pi Co-Invest (Cayman) L.P., 378,290 Company Common Shares directly held by BCP VII Co-Invest—Star (Cayman) L.P., and 39,055 Company Common Shares directly held by Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman)VII Ltd.., with BCP VII GP L.L.C. controlling Blackstone Management Associates (Cayman) VII L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone LR Associates (Cayman) VII Ltd., who are certain senior personnel of Blackstone. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman)VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154
(5)
Based on the most recently available Schedule 13D/A filed with the SEC on November 25, 2025, On November 24, 2025, Cannae Holdings, LLC sold 2,462,237 Common Shares to the Company in connection with Repurchase Transaction. Following the completion of the Repurchase Transaction, Cannae no longer beneficially owns any Common Shares and is no longer a party to the Shareholders Agreement. “Cannae” shall refer to Cannae Holdings, Inc., a Delaware corporation (“CHI”); and Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”). The address of each of the entities listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134.
(6)
Based on the most recently available Schedule 13G/A filed with the SEC on December 1, 2025. “Fidelity” shall refer to (i) Fidelity National Financial, Inc. (“FNF”), a Delaware corporation, (ii) Commonwealth Land Title Insurance Company (“CLTIC”), a Florida corporation, (iii) Fidelity National Title Insurance Company (“FNTIC”), a Florida corporation, (iv) Chicago Title Insurance Company (“CTIC”), a Florida corporation, and (v) Fidelity & Guaranty Life Insurance Company (“FGLIC”, and collectively with FNF, CLTIC, FNTIC and CTIC, the “FNF Investors”), an Iowa corporation. Reflects 651,725 Company Common Shares directly held by Chicago Title Insurance Company, 831,608 Company Common Shares directly held by Fidelity National Title Insurance Company, 350,000 Company Common Shares directly held by Commonwealth Land Title Insurance Company, and 416,667 Company Common Shares directly held by Fidelity & Guaranty Life Insurance Company. Each of the FNF Holders shares the power to vote and the power to dispose of the Company Common Shares held by it with FNF, and as such, FNF may be deemed to beneficially own the securities held by each of the FNF Investors. The address of FNF, CLTIC, FNTIC, and CTIC is 601 Riverside Ave, Jacksonville, Florida 32204. The address of FGLIC is 801 Grand Ave., Suite 2600, Des Moines, Iowa 50309.
(7)
Based on the most recently available Schedule 13D/A filed with the SEC on November 25, 2025. Reflects 1,638,101 Company Common Shares. Trasimene Capital FT, LLC II has sole voting and dispositive power over the Company Common Shares owned by Trasimene Capital FT, LP II. William P. Foley, II is the sole member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own the Company Common Shares described in this footnote, and ultimately exercises voting and dispositive power over such shares held by Trasimene Capital FT, LP II. Mr. Foley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of William Foley, II and each entity listed in this footnote is 1701 Village Center Circle, Las Vegas, Nevada 89134

Please refer to “B. Related Party Transactions” and the Paysafe Consolidated Financial Statements for further information related to the Transaction. Other than the various rights set forth in such sections, the major shareholders set forth in the table above do not have different voting rights on their Company Common Shares.

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

Following the completion of the Repurchase Transaction, Cannae no longer beneficially owns any common shares and is no longer a party to the Shareholders Agreement.

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

In September 2021, we entered into a 10-year license and risk management agreement with Dun & Bradstreet. Pursuant to the agreement, Dun & Bradstreet will provide data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. Additionally, in December 2022, we entered into a 63 month lease agreement in Jacksonville, Florida, with Dun & Bradstreet, as lessor. Both agreements were approved by our Audit Committee. In 2025, we recognized approximately $17 million of expense associated with Dun & Bradstreet, mainly in connection with the license and risk management agreement. Mr. Jabbour served as the Chief Executive Officer and a director of Dun & Bradstreet until September of 2025. In addition, Dun & Bradstreet is an affiliate of Cannae, which no longer is a party to the Shareholders Agreement.

In November 2025, we entered into a privately negotiated agreements, pursuant to which we agreed to repurchased 3,962,237 of our common shares for a total amount of $26,530 from wholly-owned subsidiaries of each of Cannae and Fidelity National Financial, Inc. ("FNF"). The repurchase transaction was approved by the Audit Committee of our Board of Directors and conducted pursuant to our previously announced share repurchase program. Following the transaction, Cannae no longer beneficially owns any of our common shares, and FNF beneficially owns less than 5% of our common shares.

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

B. Significant Changes

None / Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Company Common Shares and Company Warrants were listed on the NYSE under the symbols “PSFE” and “PSFE.WS”, respectively on March 31, 2021. Holders of Company Common Shares and Company Warrants should obtain current market quotations for their securities. The Company Warrants were delisted from the NYSE effective late November 2025 and will expire on March 30, 2026. A description of Paysafe’s securities is set forth in Exhibit 2.3 “Description of Securities” of this Report and is incorporated herein by reference.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. The SEC maintains a website at https://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

B. Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on our assessment and the criteria discussed above, management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte, as stated in their report which appears in Item 15 herein.

C. Attestation Report of Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Paysafe Limited and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 3, 2026, expressed an unqualified opinion on those financial statements.

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

March 3, 2026

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table represents aggregate fees billed to us for professional services rendered by Deloitte & Touche, our independent registered public accounting firm, for the fiscal year ended December 31, 2025 and 2024.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
	($) in thousands	($) in thousands
Audit Fees	$7,214	$7,409
Audit-Related Fees	347	85
Tax Fees	44	211
All Other	3	3
Total	$7,608	$7,708

Audit fees of Deloitte & Touche for the fiscal year ended December 31, 2025 and 2024 reflect professional services rendered regarding statutory audits of the Company and its subsidiaries, audits of annual consolidated financial statements and review of interim financial statements. Audit-related fees reflect professional services provided that are related to the performance of the audit and attributable to events or transactions that are non-recurring in nature. Tax fees reflect professional services provided that are related to tax compliance and tax planning and advice. All other fees reflect subscription services related to technical accounting tools.

Audit Committee Pre-Approval

The Audit Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the Audit Committee preapproves all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee Chair may also pre-approve particular services on a case-by-case basis within a de minimis threshold. All services provided by Deloitte in 2025 and 2024 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the independence standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50 million of our common shares. We fund repurchases through a combination of cash on hand, cash generated by operations and future financing transactions, as appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. There is no expiration date under the Share Repurchase Program. During the year ended December 31, 2025, the Board authorized the Company to repurchase an additional $140 million of common shares under the Share Repurchases Program. Purchases of our equity securities were made by the Company during the year end December 31, 2025 as outlined below (amounts below preceded with a dollar sign are denominated in U.S. dollars in thousands).

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
January 2025	-	-	2,644,712	$7,079
February 2025 (1)	-	-	2,644,712	$77,079
March 2025	612,610	$16.32	3,257,322	$67,081
April 2025	692,922	$14.43	3,950,244	$57,081
May 2025	798,873	$12.52	4,749,117	$47,081
June 2025	-	-	4,749,117	$47,081
July 2025	1,467,935	$13.62	6,217,052	$27,081
August 2025	-	-	6,217,052	$27,081
September 2025	-	-	6,217,052	$27,081
October 2025	-	-	6,217,052	$27,081
November 2025 (2)	4,531,235	$6.74	10,748,287	$66,552
December 2025	1,373,888	$8.13	12,122,175	$55,386
(1)
In February 2025, the Board authorized the Company to repurchase an additional $70 million of common shares under the Share Repurchases Program.
(2)
In November 2025, the Board authorized the Company to repurchase an additional $70 million of common shares under the Share Repurchases Program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain NYSE corporate governance rules. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of shares, stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; (iv) to an “Active Related Party” (as defined in the NYSE corporate governance rules) of us, if the number of shares issuable exceeds one percent of total shares outstanding or one percent of total voting power outstanding before the issuance; or (v) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them. In addition, unlike the corporate governance requirements of the NYSE, our “home country” corporate governance practices do not require us to (i) have a board that is composed of a majority of “independent directors” as defined under the rules of the NYSE; (ii) have a compensation committee that is composed entirely of independent directors; and (iii) have a nominating and corporate governance committee that is composed entirely of independent directors. Currently, our Board is not composed of a majority of independent directors as defined under the rules of the NYSE. Our Board expects to return to a majority of independent directors in the future. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions.

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

Such adverse effects could result in identity theft, misuse of pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ wallets and prepaid cards and other monetary loss or have other material impacts on our business. We, like other financial technology organizations, as well as third parties with whom we interact, are routinely subject to cybersecurity threats and our respective technologies, IT systems and networks have been victims of cyberattacks in the past. While we have experienced cybersecurity incidents, we are not aware that we have experienced a material cybersecurity incident during the 2025 fiscal year.

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

We also have management level committees and an incident response team who support our processes to assess and manage cybersecurity risk as follows:

The Technology Risk Committee is chaired by the Chief Operating Officer and is comprised of senior leaders across business segments, including the CISO, SVP Technology Operations, the Chief Technology Officer, the Chief Privacy Officer, and Internal Audit, among others. The Technology Risk Committee assists in the oversight of risk strategy and performance for the areas of information technology, information security, technology resilience, product development, and AI & data management; the Company’s risk governance structure; the Company’s risk management and risk assessment guidelines and policies regarding technology, information security, technology resilience, product development, and AI & data management risks; and the Company’s risk appetite statement, including risk tolerance levels and limits. The Technology Risk Committee reviews, at least quarterly, the major information security risk exposures of the Company and the steps management has taken to monitor and control such exposures. The Technology Risk Committee also reviews at least quarterly the major data management risk exposures, and the steps management has taken to monitor and control such exposures. The Technology Risk Committee also provides quarterly validation of information technology, information security, technology resilience, product development, and AI & data management risks at the Company and divisional levels in accordance with the Enterprise Risk Governance Policy, Enterprise Risk Lifecycle Policy, and Global Enterprise Risk Management Policy. The Committee reports to the Risk Oversight Committee of the Board.

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

The Company operates a Business Continuity Management System which is certified as compliant with ISO22301:2019. In support of this program, our Operational Resilience Steering Committee meets semi-annually and is chaired by our Chief Operating Officer. The remit of this committee is to ensure the Operational Resiliency program is suitable to maintain the delivery of services and minimize impact to our customers in the event of an unplanned disruption, along with oversight of operational resiliency, business continuity, disaster recovery, and crisis management achievements and provide support and direction to overcome challenges in realizing the program’s aims & objectives. Core members of this committee include our Chief Information Security Officer, Chief Legal and People Officer, Chief Financial Officer, Chief Risk and Compliance Officer and Chief Growth Officer, along with representation from our Technology Operations leadership. This committee is used as a vehicle to present overall performance of the program including delivery of metrics regarding business impact assessments (BIAs), Disaster Recovery Testing results, along with any audit findings and non-conformities.

In 2024, the Company aligned its operational resilience process with the Digital Operational Resilience Act (DORA), effective January 17, 2025, across the EU. To align our Operational Resilience program with DORA, we have enhanced the program by mapping critical business capabilities to associated technologies and third-party information and communication technology (ICT) service providers, establishing a dedicated ICT Risk Management Framework aligned with our overarching Enterprise Risk Management Framework, revising our ICT Incident and Cybersecurity Incident Response procedures to align with emerging regulatory reporting criteria, and introduced revised contractual terms for ICT service providers supporting critical functions.

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

PAYSAFE LIMITED

March 3, 2026	By:	/s/ Bruce Lowthers
	Name:	Bruce Lowthers
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Paysafe Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Paysafe Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Paysafe Limited and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss) / income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

March 3, 2026

We have served as the Company’s auditor since 2021.

Paysafe Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(U.S. dollars in thousands, except per share data)

	For the Year Ended December 31,
	2025	2024	2023
Revenue	$1,701,388	$1,704,835	$1,601,138
Cost of services (excluding depreciation and amortization)	741,197	715,762	663,212
Selling, general and administrative	563,647	575,553	508,136
Depreciation and amortization	274,107	273,364	263,433
Impairment expense on goodwill and intangible assets	1,423	823	1,254
Restructuring and other costs	48,366	5,178	6,061
Loss on disposal of subsidiaries and other assets, net	732	801	386
Operating income	71,916	133,354	158,656
Other (expense) / income, net	(7,563)	21,475	13,081
Interest expense, net	(136,414)	(140,805)	(151,148)
(Loss) / income before taxes	(72,061)	14,024	20,589
Income tax expense / (benefit)	110,446	(8,136)	40,840
Net (loss) / income	$(182,507)	$22,160	$(20,251)

Net (loss) / income per share - basic	$(3.14)	$0.36	$(0.33)
Net (loss) / income per share - diluted	$(3.14)	$0.36	$(0.33)

Net (loss) / income	$(182,507)	$22,160	$(20,251)
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	24,602	(16,742)	14,330
Total comprehensive (loss) / income	$(157,905)	$5,418	$(5,921)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	As of December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$250,168	$216,683
Customer accounts and other restricted cash	1,095,120	1,081,896
Accounts receivable, net of allowance for credit losses of $9,499 and $7,994, respectively	138,356	158,197
Settlement receivables, net of allowance for credit losses of $4,524 and $4,082, respectively	150,727	138,565
Prepaid expenses and other current assets	113,733	81,298
Derivative financial assets - current	597	—
Contingent consideration receivable – current	1,498	—
Total current assets	1,750,199	1,676,639
Deferred tax assets	14,176	91,304
Property, plant and equipment, net	28,351	24,297
Operating lease right-of-use assets	40,278	40,620
Derivative financial assets – non-current	—	5,502
Intangible assets, net	874,050	981,315
Goodwill	2,076,347	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	16,920	12,806
Total assets	$4,803,633	$4,809,334
Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$209,430	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,181,913	1,235,104
Operating lease liabilities – current	9,016	7,653
Income taxes payable	478	5,495
Contingent consideration payable – current	1,517	8,070
Liability for share-based compensation – current	1,328	2,126
Total current liabilities	1,413,872	1,445,578
Non-current debt	2,605,038	2,353,358
Operating lease liabilities – non-current	33,814	35,573
Deferred tax liabilities	92,472	91,570
Warrant liabilities – non-current	—	1,401
Derivative financial liabilities - non-current	858	—
Liability for share-based compensation – non-current	1,100	2,268
Contingent consideration payable – non-current	1,442	325
Total liabilities	4,148,596	3,930,073
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 63,676,383 shares issued and 51,676,354 outstanding as of December 31, 2025 and 62,511,104 shares issued and 59,888,304 outstanding as of December 31, 2024	764	750
Additional paid in capital	3,222,985	3,199,119
Accumulated deficit	(2,420,061)	(2,237,534)
Treasury shares - at cost; 12,000,029 shares as of December 31, 2025 and 2,622,800 shares as of December 31, 2024	(132,765)	(42,586)
Accumulated other comprehensive loss	(15,886)	(40,488)
Total shareholders' equity	655,037	879,261
Total liabilities and shareholders' equity	$4,803,633	$4,809,334

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated Deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2022	$730	$3,136,426	$(2,239,443)	$—	$(38,076)	$859,637
Net loss	—	—	(20,251)	—	—	(20,251)
Gain on foreign currency translation, net of tax of $0	—	—	—	—	14,330	14,330
Shared based compensation	—	19,609	—	—	—	19,609
Restricted stock units issued	11	(11)	—	—	—	—
Shares issued upon warrants exercised	—	5	—	—	—	5
Contribution from Topco (see Note 13)	—	3,707	—	—	—	3,707
Conversion of liability classified award to equity	—	6,276	—	—	—	6,276
December 31, 2023	$741	$3,166,012	$(2,259,694)	$—	$(23,746)	$883,313
Net income	—	—	22,160	—	—	22,160
Loss on foreign currency translation, net of tax of $0	—	—	—	—	(16,742)	(16,742)
Shared based compensation	—	31,149	—	—	—	31,149
Restricted stock units issued	9	(9)	—	—	—	—
Contribution from Topco (see Note 13)	—	1,842	—	—	—	1,842
Common shares repurchased (see Note 14)	—	—	—	(42,921)	—	(42,921)
Common shares reissued (see Note 14)	—	125	—	335	—	460
December 31, 2024	$750	$3,199,119	$(2,237,534)	$(42,586)	$(40,488)	$879,261
Net loss	—	—	(182,507)	—	—	(182,507)
Gain on foreign currency translation, net of tax of $0	—	—	—	—	24,602	24,602
Shared based compensation	—	22,039	—	—	—	22,039
Restricted stock units issued	14	(14)	—	—	—	—
Contribution from Topco (see Note 13)	—	1,966	—	—	—	1,966
Common shares repurchased (see Note 14)	—	—	—	(91,693)	—	(91,693)
Common shares reissued (see Note 14)	—	(125)	(20)	1,514	—	1,369
December 31, 2025	$764	$3,222,985	$(2,420,061)	$(132,765)	$(15,886)	$655,037

The accompanying notes are an integral part of these Consolidated Financial Statements.

Paysafe Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net (loss) / income	$(182,507)	$22,160	$(20,251)
Adjustments for non-cash items:
Depreciation and amortization	276,366	274,755	264,145
Unrealized foreign exchange (gain) / loss	(7,266)	(4,123)	411
Deferred tax expense / (benefit)	74,403	(33,187)	19,692
Interest expense, net	4,075	(10,122)	(2,642)
Share-based compensation	32,304	38,534	28,873
Other income, net	(2,195)	(10,159)	(20,515)
Impairment expense on goodwill and other assets, net	1,423	823	1,254
Allowance for credit losses and other	48,251	52,649	21,186
Loss on disposal of subsidiaries and other assets, net	732	801	386
Non-cash lease expense	9,348	8,939	8,937
Movements in working capital:
Accounts receivable, net	(12,763)	(43,241)	(18,813)
Prepaid expenses and other current assets	(5,398)	(11,582)	6,953
Accounts payable and other liabilities	(571)	(26,651)	(32,974)
Income tax payable / receivable	(47)	(5,792)	(22,620)
Net cash flows provided by operating activities	236,155	253,804	234,022
Cash flows from investing activities
Purchase of property, plant & equipment	(12,579)	(15,935)	(12,849)
Purchase of merchant portfolios	(21,211)	(8,778)	(30,735)
Other intangible asset expenditures	(94,187)	(95,783)	(89,319)
Disposal of subsidiaries	1,948	—	—
Receipts under derivative financial instruments	4,469	8,919	10,208
Cash inflow from merchant reserves	17,377	6,510	12,200
Cash outflow for merchant reserves	(36,390)	—	(24,400)
Other investing activities	163	(3,313)	(342)
Net cash flows used in investing activities	(140,410)	(108,380)	(135,237)
Cash flows from financing activities
Cash settled equity awards	—	—	(484)
Repurchases of shares withheld for taxes	(10,580)	(7,554)	(8,467)
Proceeds from exercise of warrants	—	—	5
Proceeds from employee share purchase plan	1,111	786	—
Purchase of treasury shares	(90,831)	(42,921)	—
Settlement funds - merchants and customers, net	(160,813)	(163,837)	(588,151)
Repurchases of borrowings	-	(92,278)	(167,424)
Proceeds from loans and borrowings	251,963	220,352	125,597
Repayment of loans and borrowings	(156,214)	(174,718)	(121,724)
Payment of debt issuance costs	—	(491)	—
Proceeds under line of credit	847,000	855,000	900,000
Repayments under line of credit	(838,000)	(865,000)	(900,000)
Contingent and deferred consideration paid	(7,319)	(10,138)	(10,680)
Other financing activities	300	—	300
Net cash flows used in financing activities	(163,383)	(280,799)	(771,028)
Effect of foreign exchange rate changes	114,347	(64,315)	43,317
Increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash, during the year	46,709	(199,690)	(628,926)
Cash and cash equivalents, including customer accounts and other restricted cash, at the beginning of the year	1,298,579	1,498,269	2,127,195
Cash and cash equivalents, including customer accounts and other restricted cash, at end of the year	$1,345,288	$1,298,579	$1,498,269

	For the Year Ended December 31,
	2025	2024	2023
Supplemental cash flow disclosures:
Cash paid for interest	$132,339	$150,927	$153,790
Cash paid for Income taxes, net	$36,090	$30,843	$43,768

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Financial Position to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	For the Year Ended December 31,
	2025	2024	2023
Cash and cash equivalents	$250,168	$216,683	$202,322
Customer accounts and other restricted cash	1,095,120	1,081,896	1,295,947
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,345,288	$1,298,579	$1,498,269

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

Principles of consolidation

The accompanying consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 include the accounts of the Company, and its subsidiaries. All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

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

In addition, the Company holds certain cash balances that are restricted for specific corporate purposes. As of December 31, 2025, this includes approximately $20,000 held as collateral in connection with a letter of credit issued to Paysafe. Under the terms of the arrangement, the release and use of these funds are subject to the consent of the issuing bank; accordingly, the balance is classified as restricted cash within "Customer accounts and other received cash, net."

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

The Company had settlement receivables, net from the following parties:

	As of December 31,
	2025	2024
Third party payment processors	$79,327	$71,968
Distribution partners	71,400	66,597
Total	$150,727	$138,565

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

Credit risk characteristics and concentration

Customer accounts and other restricted cash are deposited with different banking partners with a variety of credit ratings and credit exposure is regularly monitored and managed by the Company’s Safeguarding and Treasury Committee ("STC"). Management considers the risk of loss from these financial instruments to be low.

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

Leases

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to ten years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. We recognize lease extension and termination options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2025, the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

For short term leases, the Company recognizes lease payments on a straight-line basis in the Consolidated Statements of Comprehensive Income / (Loss) in the period in which the obligation is incurred. During the year ended December 31, 2025, short term lease expense was not significant. For the Company's data center leases, where the consideration for lease and non-lease components is not separated, we apply the practical expedient to combine the lease and non-lease components.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise, fixed lease payments (including in-substance fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date. During the years ended December 31, 2025, 2024 and 2023 the amount of variable lease expense incurred was not significant.

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

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use. Research and development expense for the year ended December 31, 2025, 2024 and 2023 were $15,778, $7,267 and $7,278, respectively.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition date amounts of the identifiable assets and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Payments related to contingent consideration made on or within three months of the business combination date is viewed as an extension of the business combination, and such payments are classified as investing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date to settle the contingent consideration liability recognized at fair value as of the acquisition date (including measurement-period adjustments) less payments made on or within three months of the business combination date are classified as financing activities in the Consolidated Statements of Cash Flows. Payments that are made more than three months after business combination date that exceed those classified as financing activities are classified as operating activities in the Consolidated Statements of Cash Flows. There were no business combinations for the years end December 31, 2025 and 2024.

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

Crypto Assets

We provide customers in certain markets with the ability to buy, sell, and hold crypto assets. The crypto assets are held on a third-party exchange in the Company’s name, for which the customer is the beneficial owner. All the risks and rewards associated with these assets are transferred to the customer at the time of purchase and the Company has no ability to control the assets. In jurisdictions where the Company has contractual or regulatory safeguarding obligations over these crypto service offerings, the Company evaluates whether it has incurred any losses in accordance with ASC 450‑20, Loss Contingencies. The Company has not recognized any losses as of December 31, 2025.

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

The Company has presented disaggregated revenue at the segment level (See Note 19).

Merchant Solutions

Merchant Solutions services are primarily derived from processing credit and debit card transactions for merchants. The Company does not contract directly with consumers within our Merchant Solutions segment; as such, our contracts in this segment are all written contractual agreements primarily in two main categories. The first category includes contracts with our sponsor banks and processing partners, which are typically long-term contractual relationships with durations of 5 years, but continuing in effect with automatic renewals of one year or longer. These agreements usually have termination clauses requiring written notice and 90 to 180-day notice periods. The second category is our contracts with merchants. The contracts with merchants are tri-party agreements, usually between the Company, the merchants and sponsor banks with durations of three years followed by annual auto-renewals at the end of the terms. Termination clauses generally require 30 days written notice and can be terminated without significant penalty. While the duration of contracts may differ, the primary source of revenue is consistent across segments and consumer base.

Some of the Company’s contracts with customers include promises to transfer multiple goods and services, which primarily relate to sales of point-of-sale terminals and other hardware. The Company accounts for sales of hardware as a separate performance obligation and recognizes revenue at a point in time upon delivery.

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

Digital Wallets

Digital Wallets services are primarily offered through the Neteller and Skrill brands. In addition, the Digital Wallets segment also offers prepaid payment vouchers through the PaysafeCard, PaysafeCash, SafetyPay and PagoEfectivo brands which are sold directly to customers through third-party distributors and online payment accounts. The Company’s consumer facing contracts have online terms and conditions that the consumers agree on as terms of business; these are typically open ended and can be terminated without penalty by either party. Therefore, these contracts are essentially defined at the transaction level and there is no commitment to provide further services beyond the services already provided. Our merchant contracts in the Digital Wallets segment are formal written contractual agreements with merchants who accept our services on their platforms. These contracts are longer-term relationships structured as open-ended contracts and are typically cancellable by either party with 30 to 60-day written notice without significant penalty.

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

Cost to obtain and fulfill a contract

We capitalize sales commissions for new contract acquisitions payable to third party agents or employees of Paysafe in the sales function when it is determined that these costs are (i) recoverable, (ii) would not be incurred if the new contract was not obtained and (iii) have an expected period of benefit of one year or greater. Capitalized costs are presented in "Other assets – non-current". The capitalized costs are amortized on a straight-line basis over the expected period of benefit and is presented in "Selling, general and administrative expense". Capitalized incremental sales commissions are not material. The Company has elected to expense incremental costs of obtaining a contract when incurred when the amortization period for those assets is one year or less per the practical expedient under the Revenue Standard.

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Capitalized costs are presented in "Prepaid expenses and other current assets." The capitalized costs are amortized on a systematic basis consistent with the transfer to the customer of the services to which the asset relates and is presented in "Cost of Services (excluding depreciation and amortization)". Costs to fulfill customer contracts are not material.

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

Restructuring and other costs

Restructuring and other costs include transaction costs related to the Company’s disposal and acquisition activities, restructuring expenses such as those incurred in connection with finance transformation, office closure and relocation programs, and other costs, including legal costs associated with the securities litigation involving the Company and other indemnified parties.

Deferred equity costs

Transactions costs that are incremental and directly attributable to an equity transaction are deferred and charged against the gross proceeds received upon completion of the equity transaction. There were no deferred equity costs for any of the years presented within these financial statements.

Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions. Expense recognized for defined contribution plans for the year ended December 31, 2025, 2024 and 2023 was $6,108, $6,079 and $5,582, respectively.

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

The self-insurance liability represents the best estimate of future payments to be made on reported and unreported losses as of December 31, 2025. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liabilities may change. As of December 31, 2025, the self-insurance liability was not material and no receivables were recorded for payments in excess of our self-insured levels.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2025, 2024 and 2023 was $46,434, $38,526 and $38,833, respectively.

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

There were no material transfers of account balances between the three levels of hierarchy for the years ended December 31, 2025 and 2024 (Note 15).

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

The Company accounts for warrants as derivative liabilities under ASC 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock. The warrants were initially recorded at fair value on the closing date of the Transaction based on the public warrants listed trading price (NYSE: PSFE.WS) and were subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / (expense), net” in the Consolidated Statements of Comprehensive Income / (Loss).

During the year ended December 31, 2025, Paysafe was notified by the New York Stock Exchange (“NYSE”) of its intent to commence delisting proceedings for the Company’s warrants due to an abnormally low selling price. On October 31, 2025, the NYSE suspended trading in the warrants effective immediately. This action did not affect the Company’s common shares, which will continue to trade on the NYSE under the ticker symbol “PSFE.” The warrants were delisted effective late November 2025 and will expire in March 2026.

As of December 31, 2025, all 53,900,329 warrants were traded over the counter and no warrants were held by a related party.

Share-based compensation

The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation - Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards.

Under the Company's current 2021 Omnibus Plan, the grant date fair value of restricted stock units is determined using the Company’s share price on the date of grant. These awards are subject to a service condition or a performance condition. The awards with a service condition generally vest ratably over three years and the share-based compensation expense is recognized over this requisite service period using the straight-line method. The awards with a performance condition vest at the end of one- or three-years and the number of stock units that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. Share-based compensation expense for these awards are recognized over the requisite service period and as the performance targets are considered probable of being achieved.

The grant date fair value of stock options is determined using a Black Scholes model. The determination of the grant date fair value was affected by assumptions including expected share price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award, time expected to expiration and expected dividends. The options have a contractual ten-year life and vest annually in equal increments over three years. Compensation expense is recognized on a straight-line basis over the vesting period.

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

Supplier Finance Programs

In September 2022, the FASB issued ASU 2022-04 Liabilities - Supplier Finance Programs. This update enhances transparency about an entity’s use of supplier finance programs. The buyer in a supplier finance program is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll-forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments in this update will take effect for public business entities with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, except for the amendment on roll-forward information which is effective for fiscal years beginning after December 31, 2023. Early adoption is permitted. The Company adopted this new guidance, with the exception of the roll-forward information, effective January 1, 2023. This new guidance did not have a material effect on our consolidated financial statements. The Company did not have any supplier finance arrangements for the years ended December 31, 2025 and 2024.

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

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, which amends Segment reporting (Topic 280). This update enhances reportable segment disclosure requirements, primarily by requiring disclosure of the significant segment expenses for each reportable segment that are regularly provided to the Chief Operating Decision Maker, and aligning the segment reporting disclosure requirements in interim and annual reporting periods. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance in our December 31, 2024 annual financial statements. Refer to Note 19 Operating Segments for expanded disclosures on the Company's significant segment expenses for its reportable segments.

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

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 740). This update enhances annual income tax disclosure requirements, primarily by requiring public business entities to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted this guidance prospectively in our December 31, 2025 annual financial statements. Refer to Note 3 Taxation for expanded disclosures on income taxes paid and the effective tax rate.

Accounting Pronouncements not yet Adopted

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

Financial Instruments - Credit Losses

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Estimated Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update allows entities to elect a practical expedient when developing reasonable and supportable forecasts as part of estimating expected credit losses that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This update is effective for annual periods beginning after December 15,

2025, and for interim reporting periods within those annual reporting periods, with early adoption permitted. The Company adopted this guidance on January 1, 2026 which did not have a material impact on the Company's consolidated financial statements.

Intangibles - Goodwill and Other - Internal Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update removes all references to software development project stages and requires entities to start capitalizing software costs when both of the following occur: (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. This update is effective for annual periods beginning after December 15, 2027, and for interim periods within those annual periods, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on our consolidated financial statements

2.
Net (loss) / income per share attributable to the Company

The Company uses the treasury stock method of calculating diluted net income / (loss) per share attributable to the Company. For the year ended December 31, 2025 and 2023 we excluded all potentially dilutive restricted stock units, stock options, and warrants in calculating diluted net loss per share attributable to the Company as the effect was antidilutive. For the years ended December 31, 2024, we excluded all potentially dilutive stock options and warrants as the effect was antidilutive.

The following table sets forth the computation of the Company’s basic and diluted net (loss) / income per ordinary share attributable to the Company.

	Year ended December 31,
	2025	2024	2023
Numerator
Net (loss) / income - basic	$(182,507)	$22,160	$(20,251)
Net (loss) / income - diluted	$(182,507)	$22,160	$(20,251)
Denominator
Weighted average shares – basic	58,070,416	60,884,122	61,434,238
Weighted average shares – diluted (1)	58,070,416	61,896,518	61,434,238
Net (loss) / income per share
Basic	$(3.14)	$0.36	$(0.33)
Diluted	$(3.14)	$0.36	$(0.33)

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

Income tax expense / (benefit)

The components of income / (loss) before taxes for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

	For the Year Ended December 31,
	2025	2024	2023
United Kingdom	$(85,251)	$(46,202)	$24,130
United States	(100,537)	(49,227)	(80,969)
Foreign Other	113,727	109,453	77,428
Income from operations before taxes	$(72,061)	$14,024	$20,589

Income tax expense / (benefit) comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statements of Comprehensive (Loss) / Income except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax expense / (benefit) consists of the following:

	For the Year Ended December 31,
	2025	2024	2023
Current:
United Kingdom	$4,554	$(4,924)	$(3,447)
United States	913	2,235	2,247
Foreign Other	30,576	27,740	22,348
Total	36,043	25,051	21,148

Deferred:
United Kingdom	20,248	(5,667)	15,764
United States	71,553	(12,020)	11,395
Foreign Other	(17,398)	(15,500)	(7,467)
Total	74,403	(33,187)	19,692
Income tax expense / (benefit)	$110,446	$(8,136)	$40,840

The effective tax rate for the years ended December 31, 2025, 2024 and 2023 was (153.3)%, (58.0)%, and 198.4%, respectively.

The following is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the year ended December 31, 2025:

	For the Year Ended December 31,
	2025
	Amount	Percentage
United Kingdom corporate tax rate	(18,015)	25.0%

Foreign Tax Effects
United States
Tax rate differential	3,663	(5.1)%
State taxes	14,233	(19.8)%
Changes in valuation allowance	77,317	(107.3)%
Base erosion and anti-abuse tax	2,544	(3.5)%
Non-deductible share based compensation	700	(1.0)%
Other tax adjustments	(878)	1.2%

Canada
Tax rate differential	(1,272)	1.8%
Changes in valuation allowance	(6,982)	9.7%
Provincial taxes	(4,054)	5.6%
Other tax adjustments	6	(0.0)%

Ireland
Tax rate differential	(4,427)	6.1%
Additional taxes on passive income	895	(1.2)%
Pillar II taxes	269	(0.4)%
Other tax adjustments	119	(0.2)%

Bulgaria
Tax rate differential	(2,036)	2.8%
Pillar II taxes	586	(0.8)%
Other tax adjustments	450	(0.6)%

Peru
Tax rate differential	791	(1.1)%
Withholding tax on dividend distributions	900	(1.2)%
Other tax adjustments	902	(1.3)%

Other foreign jurisdictions	(1,368)	1.9%

Nontaxable or Nondeductible Items
Share-based compensation	617	(0.9)%
Legal fees in respect of litigation	9,837	(13.7)%
Other tax adjustments	(546)	0.8%
Personnel related costs	1,392	(1.9)%

Changes in Unrecognized Tax Benefits	(2,008)	2.8%
Changes in Valuation Allowance	36,811	(51.1)%
Tax expense / (benefit) / Effective tax rate	110,446	(153.3)%

The following is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2024 and 2023 as previously disclosed and before adoption of ASU 2023‑09:

	For the Year Ended December 31,
	2024	2023
United Kingdom corporate tax rate	25.0%	23.5%
Changes in respect of prior periods	(74.3)%	41.6%
Rate change	(1.1)%	4.5%
Expenses not deductible for tax purposes	46.1%	9.5%
Tax effect of short fall on share-based compensation	22.9%	22.3%
Gains and losses not subject to income tax	—	(1.5)%
Withholding tax on unremitted earnings	11.4%	8.7%
Movement in deferred tax not recognized	20.2%	131.9%
Movement in tax losses not recognized	(32.7)%	(7.0)%
Foreign income taxed at different rates	(57.0)%	(31.8)%
Pillar II taxes	10.1%	—
Movement in uncertain tax positions	(21.9)%	(3.4)%
Impact of gains and losses on derivative instruments	(7.3)%	—
Other	0.6%	0.1%
Effective tax rate	(58.0)%	198.4%

Income taxes paid

The following table includes details of income taxes paid for the years ended December 31, 2025:

For the Year Ended December 31,
2025
United Kingdom	$6,864
United States - Federal Taxes	595
United States - State Taxes	712
Peru	14,601
Mexico	2,588
Ireland	7,232
Canada	2,236
Austria	(2,981)
Bulgaria	1,210
Switzerland	1,026
Other foreign payments	2,007
Total	$36,090

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

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	For the Year Ended December 31,
	2025	2024	2023
Beginning unrecognized tax benefits	$4,957	$8,035	$16,769
Decreases related to prior year tax positions	(2,018)	(3,078)	(1,302)
Increases related to prior year tax provisions	10	-	-
Increases related to current year tax provisions	-	-	464
Decreases related to settlement with tax authorities	-	-	(7,896)
Closing unrecognized tax benefits	$2,949	$4,957	$8,035

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2025, 2024 and 2023 is $2,949, $4,957, and $8,035, respectively, which is recorded within “Accounts payable and other liabilities” within the Consolidated Statements of Financial Position (See Note 10). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31,

2025 were $1,401 and $246, respectively, as of December 31, 2024 were $1,495 and $246, respectively, and as of December 31, 2023 were $2,630 and $134, respectively.

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

There are certain foreign subsidiaries for which deferred taxes have not been recognized on outside basis difference on the basis that they are indefinitely reinvested or distributable earnings may be repatriated tax-free. As of December 31, 2025, 2024 and 2023, the amount of such taxable temporary differences totaled $796,144, $693,001 and $725,029, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $4,471, $4,514 and $3,706, respectively.

Deferred taxes have been recognized for certain foreign subsidiaries where the permanently reinvested assertion has not been applied. As of December 31, 2025, 2024 and 2023, the amount of such taxable temporary difference totaled $96,950, $66,772 and $55,059, respectively, and the amount of deferred tax liability recognized on this temporary difference is $4,850, $3,339 and $2,812, respectively.

For our domestic subsidiaries in the United Kingdom, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	For the Year Ended December 31,
	2025	2024
Deferred tax assets:
Property and equipment	$7,287	$6,316
Intangible assets	21,420	60,250
Carry forward tax losses	134,056	129,096
Excess interest carry forward	143,832	110,918
Accrued and unpaid expenses	5,386	9,769
Financial instruments	4,237	2,606
Other	12,144	13,690
Total deferred tax assets	328,362	332,645
Valuation allowance	(223,868)	(103,337)
Net deferred tax assets	104,494	229,308
Deferred tax liabilities:
Property and equipment	(1,651)	(2,888)
Intangible assets	(172,466)	(216,279)
Other	(8,673)	(10,407)
Total deferred tax liabilities	(182,790)	(229,574)
Net deferred tax liabilities	$(78,296)	$(266)

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Consolidated Statements of Financial Position. As of December 31, 2025, $90,318 of the $104,494 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31,

2024, $138,004 of the $229,308 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $14,176 and $91,304 are reflected as “Deferred tax assets” within the Consolidated Statements of Financial Position as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, the gross deferred tax liability of $182,790 is presented in the Consolidated Statements of Financial Position on a net basis with $90,318 of deferred tax assets, reflected as a deferred tax liability of $92,472. As of December 31, 2024, the gross deferred tax liability of $229,574 is presented in the Consolidated Statements of Financial Position on a net basis with $138,004 of deferred tax assets, reflected as a deferred tax liability of $91,570.

As of December 31, 2025, 2024 and 2023, the Company has net operating loss carry forwards of $529,375, $501,001 and $529,742, respectively. As of December 31, 2025, $135,689 of those carry forwards will expire between January 1, 2026 and December 31, 2052 if not utilized. The remaining balance of $393,686 are indefinite loss carry forwards with no expiry date.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred assets will be realized. The ultimate realization of the deferred tax asset is dependent upon generation of future taxable income during the period in which those temporary differences become deductible. Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all the positive and negative evidence available, including cumulative losses in recent years and projected future taxable income to determine whether all or some portion of the deferred tax assets will not be realized.

During the year the Company concluded that the deferred tax assets on tax losses and restricted interest carryforwards in the U.K and tax losses in the U.S. were no longer realizable on a more likely than not basis. As a result, a valuation allowance has been recognized related to these deferred tax assets amounting to $37,577 in respect of the U.K. and $95,519 for the U.S. The Company continues to recognize a valuation allowance on restricted interest carryforwards in the U.S.

In addition, during the year the Company executed a tax-planning strategy in Canada such that it expects sufficient sources of future taxable income against which deferred tax assets on tax losses can be recognized. As a result, during the year the Company released a valuation allowance of $12,565 that was previously recognized against these deferred tax assets

For the years ended December 31, 2025 and 2024, the valuation allowance for the Company was $223,868 and $103,337, respectively. The current movement primarily relates to the recognition of valuation allowance on tax losses and restricted interest carryforwards in the U.K. and tax losses in the U.S.

4.
Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions (1)	Digital Wallets (2)	Total
December 31, 2023	$637,446	$1,385,956	$2,023,402
Foreign exchange	-	(46,551)	(46,551)
December 31, 2024	$637,446	$1,339,405	$1,976,851
Foreign exchange	-	101,898	101,898
Reduction during the period (3)	(2,402)	-	(2,402)
December 31, 2025	$635,044	$1,441,303	$2,076,347

(1)
Accumulated impairment loss was $1,159,145 for all periods presented within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 for all periods presented within the Digital Wallets segment.
(3)
Reductions to goodwill within the Merchant Solutions segment relate to the sale of the direct marketing payment processing business line (See Note 12). Goodwill was allocated using a fair value allocation methodology which considered an income and market approach (a Level 3 measurement) as well as the fair value consideration of the disposed business (a Level 2 measurement).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, and when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. The Company considers its reporting units to be at the operating segment level.

Due to a sustained decline in share price, we concluded that an impairment indicator of goodwill was present in both the Merchant Solutions and Digital Wallets segments as of December 31, 2025. As such, we performed a goodwill impairment test as of the annual impairment test date and December 31, 2025, using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and

Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long term growth rates.

Selected multiples were determined based on guideline comparable companies and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Based on the analysis' performed, no goodwill impairment expense was recognized during the year ended December 31, 2025. There have been no other events or changes in circumstances subsequent to the testing date that would indicate further impairment of these reporting units.

It is reasonably possible that a decline in the fair value of debt or a further decline in market capitalization could materially impact the estimates in the goodwill impairment assessment. In addition, deterioration in financial performance of either reporting unit, or significant changes in key assumptions used in the impairment assessment, such as the discount rate, could result in an impairment charge in future.

No goodwill impairment expense was recognized for the years ended December 31, 2024 and 2023.

5.
Intangible assets

As of December 31, 2025 and 2024, the Company’s intangible assets consisted of the following:

	As of December 31,
	2025	2024
Brands	$175,649	$162,575
Software development costs	1,083,801	935,888
Customer relationships	1,599,386	1,524,623
Computer software	46,241	39,220
Gross carrying value	2,905,077	2,662,306

Brands	139,345	113,474
Software development costs	823,006	664,536
Customer relationships	1,026,285	873,840
Computer software	42,391	29,141
Accumulated amortization	2,031,027	1,680,991
Intangible assets, net	$874,050	$981,315

During the years ended December 31, 2025 and 2024 we recorded intangible assets of $24,095 and 8,778, respectively, related to the acquisition of merchant portfolios which were accounted for as asset acquisitions, inclusive of contingent consideration payable. A majority of the remaining capital expenditures relate to software development costs. We had unpaid capital expenditure purchases of approximately $5,857, $5,158 and $384 at December 31, 2025, 2024, and 2023 respectively, which was included in "Accounts payable and other liabilities" within the Consolidated Statements of Financial Position. Capital expenditures are recorded as cash outflows from investing activities in the Company's Consolidated Statements of Cash Flows in the period they are paid.

Intangible assets acquired by the Company during the year ended December 31, 2025 and 2024 had the following expected weighted-average useful lives:

	2025	2024
Brands	n/a	n/a
Software development costs	3 years	3 years
Customer relationships	5 years	5 years
Computer software	1 year	2 years
Total weighted-average useful life	3.2 years	3.0 years

Amortization expense on intangible assets for the years ended December 31, 2025, 2024 and 2023 was $266,751, $266,283 and $256,367, respectively. We perform an annual reassessment of estimated useful lives of intangible assets. There were no material revisions to useful lives of intangible assets during the years ended December 31, 2025, 2024 and 2023.

The estimated amortization expense of intangible assets for the next five years is as follows:

2026	274,039
2027	254,358
2028	65,184
2029	47,169
2030	46,380

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. For the years ended December 31, 2025, 2024 and 2023, impairment expense of $785, $823 and $1,254 was recognized related to specifically identified software development costs which had no future economic benefit. These impairments were predominantly in the Digital Wallets segment.

6.
Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

		As of December 31,
	Estimated Useful Lives in years	2025	2024
Computer and communication equipment	2-5	$11,221	$10,426
Furniture and other equipment	3-5	27,615	21,652
Leasehold improvements	5-10	7,103	5,104
Accumulated depreciation		(17,588)	(12,885)
Property, plant and equipment, net		$28,351	$24,297

Depreciation expense related to property, plant and equipment for the year ended December 31, 2025, 2024 and 2023 was $9,615, $8,472 and $7,778, respectively, of which $2,259, $1,391 and $712 have been recorded as part of selling, general and administrative expenses for the year ended December 31, 2025, 2024 and 2023, respectively.

7.
Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the years ended December 31, 2025 and 2024, and 2023:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for credit losses
Balance at December 31, 2023	$5,240	$5,197	$11,650	$22,087
Credit loss expense	40,019	2,675	3,720	46,414
Recoveries	2,906	3,052	—	5,958
Write-offs	(40,143)	(6,230)	(4,220)	(50,593)
Other (1)	(28)	(612)	(28)	(668)
Balance at December 31, 2024	$7,994	$4,082	$11,122	$23,198
Credit loss expense	31,988	6,328	3,688	42,004
Recoveries	1,887	4,349	—	6,236
Write-offs	(32,470)	(10,203)	(175)	(42,848)
Other (1)	100	(32)	(190)	(122)
Balance at December 31, 2025	$9,499	$4,524	$14,445	$28,468

(1)
Other mainly relates to the impact of foreign exchange.

(2)
During the year ended December 31, 2025 and 2024, amounts from freestanding credit enhancements related to Settlement receivables, net represented expenses of $11 and $277, respectively, which are recorded in "Selling, general and administrative" in the Consolidated Statements of Comprehensive Income / (Loss). These amounts are not recognized against expected credit losses (See Note 1).

Decrease in credit loss expense in 2025 compared to 2024 was mainly due to a reduction in losses following the sale of the direct marketing payment processing business line, offset by revised estimates to the probability of default assumption for financial guarantee contracts and specific loss events associated with merchants in the Merchant Solutions segment. Write-offs decreased in 2025 mainly due to the sale of the direct marketing payment processing business line.

8.
Debt

The Company's credit facilities include the following:

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

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the year. As of December 31, 2025 and 2024, $226,184 and $90,713, respectively, was drawn down on the Revolving Credit Facility.

Line of Credit

The Company’s Line of Credit is $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. During 2024 the Company signed an amendment to extend the maturity of the Line of Credit from June 2025 to July 2027. As of December 31, 2025 and 2024, the Company had outstanding balances of $74,000 and $65,000, respectively.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate (1)	Effective Interest Rate (2)	Facility maturity date	Principal outstanding at December 31, 2025 (Local Currency)	Principal outstanding at December 31, 2025 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR + 0.11%(4) + 2.75% (0.5% floor)	7.6%	Jun-28	818,684	$818,684
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.8%	Jun-28	586,281	688,527
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	494,847
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	6.1%	Dec-27	97,000	97,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	4.2%	Dec-27	110,000	129,184
Line of Credit	USD	Term SOFR (6) + 2.70%	6.7%	Jul-27	74,000	74,000
Total Principal Outstanding						$2,639,448

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of December 31, 2025.
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

	As of December 31,
	2025	2024
Principal outstanding	$2,639,448	$2,390,689
Unamortized debt issuance cost	(24,220)	(27,141)
Total	2,615,228	2,363,548
Short-term debt	10,190	10,190
Long-term debt	$2,605,038	$2,353,358

For the years ended December 31, 2025, 2024 and 2023, interest expense, including amortization of deferred debt issuance cost, was $136,414, $140,805 and $151,148.

Maturity requirements on non-current debt as of December 31, 2025 by year are as follows:

Years ending December 31,
2026	$10,190
2027	310,374
2028	1,486,831
2029	832,053
Total	$2,639,448

During the year ended December 31, 2025, the Company made mandatory principal payments of $10,190, and voluntary prepayments of $25,292 under its Term Loan Facility. The Company did not repurchase any debt during the year ended December 31, 2025.

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

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the new facilities, of the Company and the restricted subsidiaries for the relevant period.

In addition, the Company’s Line of Credit requires us to maintain certain financial covenants for Paysafe Payment Processing Services LLC (“PPPS”), including a Fixed Charge Coverage Ratio of not less than 1.10 to 1.00 (or 1.25 to 1.00 on an adjusted basis), a leverage ratio not to exceed 2:00 to 1:00 and minimum liquidity of $3,000. “Fixed Charge Coverage Ratio” as defined in the agreement and in relation to PPPS means (a) EBITDA less (i) non-financed capital expenditures, (ii) tax payments, and (iii) certain restricted payments, divided by (b) the sum of (i) scheduled principal payments on funded debt, (ii) principal payments in respect of certain intercompany indebtedness , and (iii) interest expense.

The Company was in compliance with all financial covenants at December 31, 2025 and 2024.

Letters of Credit

As of December 31, 2025 and 2024, the Company had issued letters of credit of approximately $153,328 and $142,666, respectively, for use in the ordinary course of business.

9.
Derivative instruments

The Company’s derivative instruments consist of interest rate swaps agreements (“interest rate contracts”). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. During the year ended December 31, 2025 and 2024, the Company entered into a forward starting interest rate swaps. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other income, net” in the Consolidated Statements of Comprehensive Income / (Loss).

The following table summarizes the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets" or "Derivative financial liabilities" in the Consolidated Statements of Financial Position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset / (liability) as at December 31, 2025	Fair value of asset as at December 31, 2024
Interest rate swap	2.1%	$225,840	USD-1 month SOFR	March 31, 2022	March 31, 2026	$597	$4,766
Forward starting interest rate swap	3.3%	$110,047	USD-1 month SOFR	March 31, 2026	December 31, 2027	$(102)	$736
Forward starting interest rate swap	3.6%	$101,000	USD-1 month SOFR	March 31, 2026	March 31, 2028	$(756)	$-

The derivative financial instrument arrangement was entered into to manage its interest rate risk related to its current credit facilities, comprised of its Term Loan Facility and Secured Notes. On July 1, 2023, the reference rate index for the Company’s derivative financial instrument converted from LIBOR to the term SOFR reference rate administered by CME Group Benchmark Administration Limited.

For the year ended December 31, 2025, 2024, and 2023, the Company recognized a (loss) / gain on derivatives of ($1,294), $3,994 and $3,314, respectively, of which ($5,763), ($4,925) and ($6,894), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by $4,469, $8,919 and $10,208 of monthly cash receipts on the interest rate contracts (See Note 15 and 18).

10.
Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2025	2024
Accounts payable	$60,098	$57,642
Other payables (1)	8,711	13,309
Accrued liabilities (2)	65,474	59,298
Payroll liabilities	23,195	23,463
Provisions and contingent liabilities (3)	51,952	23,228
Total	$209,430	$176,940

(1)
Other payables mainly consist of sales tax and value added tax payable and other miscellaneous payables.
(2)
Accrued liabilities mainly consist of general accrued expenses and external interest payable.
(3)
Provisions and contingent liabilities mainly consist of uncertain tax positions (See Note 3), allowance for credit losses related to financial guarantees and merchant overdrafts (See Note 7), and provisions recognized for certain litigation claims (See Note 17).

11.
Contingent and deferred consideration payable

Contingent and deferred consideration mainly relates to merchant buyouts and business combinations that are payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent and deferred consideration payable is comprised of the following balances:

Total
Balance at December 31, 2023	$18,706
Payments made during the year	(10,138)
Additions in the year	—
Fair value loss and other	(173)
Balance at December 31, 2024	$8,395
Payments made during the year	(7,319)
Additions in the year	3,234
Fair value loss and other	(1,351)
Balance at December 31, 2025	$2,959
Current portion of contingent and deferred consideration payable	$1,517
Non-current portion of contingent and deferred consideration payable	$1,442

During the year ended December 31, 2025 and 2024, the Company paid $7,319 and $10,138, respectively, of the contingent consideration payable, a majority of which related to a prior period acquisition. The contingent consideration arose as part of the consideration of merchant buyouts, as well as acquisitions in prior periods, and was payable in cash subject to the financial performance of the acquisitions.

The contingent and deferred consideration of $2,959 is classified as a liability on the Consolidated Statements of Financial Position, of which $1,442 is non-current. The remaining estimated amount of contingent consideration relates to merchant buyouts and represents the probable amount of possible payouts.

12.
Gain on disposal of subsidiaries and other assets, net

Direct Marketing Payment Processing Business Line

On February 28, 2025, the Company disposed of substantially all of the assets in its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments for total consideration consisting of $1,948 cash and up to $50,000 of contingent consideration (the "Disposal"). The contingent consideration is dependent upon the achievement of certain financial performance metrics of the direct marketing payment processing business line. As of December 31, 2025, a receivable of $4,810 is recorded within "Contingent consideration receivable" within the consolidated statements of financial position, with $1,498 recognized as a current asset, and $3,312 as a non-current asset. The consideration for financial performance conditions will be payable in five earnout payments each due in the first quarter of the years ended December 31, 2026 to December 31, 2030

Cash consideration	$1,948
Contingent consideration (1)	4,138
Total consideration	6,086
Less: Assets disposed (2)	5,347
Gain on disposal of subsidiary	$739

(1)
The contingent consideration receivable arising from disposals of subsidiaries and other assets is recognized at fair value on the disposal date using a discounted cash flow methodology (a Level 3 measurement) and will be revalued each reporting period. The contingent consideration to be received is based on the future performance of the disposed business. During the year ended December 31, 2025, the fair value of the contingent consideration receivable increased by $672 due to improved performance indicators of the direct marketing payment processing business line, as well as adjustments to discount rate assumptions. The fair value gain is recorded within "Other (expense) / income, net" within the consolidated statement of comprehensive (loss) / income (Note 17).
(2)
Assets disposed include software development costs, property, plant and equipment and goodwill.

As a result of the Disposal, the Company recognized a gain of $739 during the year ended December 31, 2025, recorded in "Loss / (gain) on disposal of subsidiaries and other assets, net".

In connection with the Disposal, the Company also entered into a Transition Services Agreement (“TSA”) to provide KORT Payments with certain transitional services, including administrative, information technology, risk and compliance, procurement, and other corporate services for a period up to 15 months. The transition service fees earned related to the TSA are not significant.

Following the disposal of the direct marketing payment processing business line, the leased office space in California is no longer being used by the Company and is subleased. A recoverability test was performed on the remaining asset within the asset group and it was determined that the asset was not recoverable. This resulted in an impairment of the right of use asset associated with the office lease, which was determined using a discounted cash flow methodology (a Level 2 measurement). An amount of $638 has been included as part of "Impairment expense on goodwill and other assets" for the year ended December 31, 2025.

13.
Share-based payments

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). As of December 31, 2025, there were 15,209,712 shares authorized for award under the 2021 Plan. The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been granted nor are expected to be granted in the future under the 2018 Plan and all shares have vested.

Share-based compensation expense recognized during the years ended December 31, 2025, 2024 and 2023 was $32,304, $38,534 and $28,873, respectively and is included in "Selling, general and administrative" expense in the Consolidated Statements of Comprehensive Income / (Loss). The related income tax expense for the years December 31, 2025 and 2024 was $720 and $4,310, respectively. As of December 31, 2025 the unrecognized share-based compensation expense was $40,018.

2021 Plan

Restricted stock units

Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- to three-years. The weighted average period over which unrecognized share-based compensation is expected to be recognized related to RSUs is 1.8 years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the years ended December 31, 2025, 2024 and 2023 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

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

The weighted average grant date fair value of shares granted under the 2021 Plan for the years ended December 31, 2025, 2024 and 2023 was $15.94, $16.12 and $16.31, respectively. The total grant date fair value of shares vested during the year ended December 31, 2025, 2024 and 2023 was $35,777, $36,703 and $47,983, respectively.

The following table summarizes restricted stock unit activity during the year ended December 31, 2025.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2024	3,670,093	$18.02
Granted (1)	2,978,308	$15.94
Vested	(1,818,200)	$19.78
Forfeited	(462,089)	$16.54
Performance adjustments (2)	3,040	$—
Nonvested as of December 31, 2025	4,371,152	$16.18

(1)
Represents RSUs and PRSUs based on performance target achievement of 100%.
(2)
Represents the adjustment to the number of PRSUs vested based on actual performance compared to target.

Stock options

There were no stock options granted during the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, 166,666 stock options are outstanding, all of which are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and are fully vested as of December 31, 2025.

The fair value of options was determined using a Black-Scholes model and compensation expense has been recognized on a straight-line basis over the vesting period. The weighted average fair value of the options was $9.06. The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. As of December 31, 2025, the share price of the Company was less than the exercise price for all outstanding stock options, therefore, the intrinsic value for stock options outstanding was zero. No stock options have been exercised.

Other shared-based payment awards

During the year ended December 31, 2024, the Company has adopted a short-term incentive program pursuant to which the Company can elect to issue fully-vested shares of the Company’s common stock to certain employees, contingent upon achievement of specific annual performance targets. The potential issuance of these shares of common stock are accounted for as share-based payment awards granted under the 2021 Plan and are liability-classified as the value of the award is fixed at the grant date. We did not record share-based compensation expense associated with these awards for the years ended December 31, 2025 and 2024 as the performance criteria for such awards were not achieved and the shares did not vest.

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

For the year ended December 31, 2025 and 2024, 100,234 and 21,912 treasury shares, respectively, were reissued to employees in connection with this Purchase Plan.

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

As of December 31, 2025 and 2024, the share-based compensation liability was $2,428 and $4,394, respectively, which is classified as a current or non-current liability within the Consolidated Statement of Financial Position based on the expected timing of the redemption of shares. During the year ended December 31, 2025, the liability decreased by $1,966 related to the redemption of shares. The redemption is recorded as a capital contribution in the Consolidated Statement of Shareholders' Equity and represents a non-cash investing and financing activity within the Consolidated Statement of Cash Flows.

14.
Share Repurchases

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. During the year ended December 31, 2025, the Board authorized the Company to repurchase an additional $140,000 of common shares under the Share Repurchase Program. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the year ended December 31, 2025, we repurchased 9,477,463 of our common shares for $91,693 at an average price of $9.67 per share of which $862 was unpaid and recognized as a liability within accounts payable and other liabilities. Included in the total repurchases for the year ended December 31, 2025, were 3,962,237 shares repurchased from a related party at a discounted price for a total amount of $26,530. During the year ended December 31 2024, we repurchased 2,644,712 of our common shares for $42,921 at an average price of $16.23 per share. These repurchases are recorded at cost as treasury shares within the Consolidated Statement of Financial Position and Consolidated Statement of Shareholders' Equity. As of December 31, 2025, a total of $55,386 remained available for future repurchases.

15.
Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2025 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	—	—	4,810
Derivative financial asset	—	597	—
	$—	$597	$4,810

Financial liabilities measured at fair value:
Derivative financial liabilities	—	858	—
Liability for share-based compensation (2)	—	—	2,428
	$—	$858	$2,428

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2024 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	—	5,502	—
	$—	$5,502	$—

Financial liabilities measured at fair value:
Warrant liabilities (1)	1,401	—	—
Liability for share-based compensation (2)	—	—	4,394
	$1,401	$—	$4,394

(1)
The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. As of December 31, 2025 and December 31, 2024, 53,900,329 warrants were outstanding. As of December 31, 2025, the warrant were delisted from trading on the NYSE and the fair value of the warrant liability was immaterial.
(2)
As of December 31, 2025 and 2024, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction (Note 1).

There were no transfers between levels during the year ended December 31, 2025. During the year ended December 31, 2024, the contingent consideration payable was no longer deemed a level 3 fair value recurring measurement due to the achievement of the financial performance targets associated with a prior period acquisition. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 13 as it relates to Liability for share-based compensation and Note 11 as it relates to Contingent consideration payable.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cashflow	Discount rate of 14.8%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

As at December 31, 2025, the Company considers the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other current assets, accounts payable and other liabilities, contingent consideration payable and funds payable and amounts due to customers to approximate fair value given the short-term nature of these items. At December 31, 2025, the aggregate fair value of debt (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities approximated carrying value.

16.
Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2025	2024	2023
Operating lease expense	$9,348	$8,939	$8,937

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$9,744	$9,940	$8,294
Leased assets obtained in exchange for new operating lease liabilities	$3,301	$27,620	$498

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2025	2024	2023
Weighted-average remaining lease term	6.1 years	6.8 years	5.4 years
Weighted-average discount rate	6.4%	6.4%	6.3%

As of December 31, 2025, remaining maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2026	10,674
2027	9,531
2028	6,393
2029	6,774
2030	6,629
2031 and beyond	11,967
Total lease payments	51,968
Less: interest	(9,138)
Total lease liability	$42,830
Current portion of lease liability	9,016
Non-current portion of lease liability	33,814

17.
Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company or other against other parties that the Company provides indemnities based upon contractual obligations. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $30,202 and $1,370 as of December 31, 2025 and 2024, respectively, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s Consolidated Statements of Financial Position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserted claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleged that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserted claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named additional defendants. In May 2022, the securities cases were consolidated and was captioned In re: Paysafe f/k/a Foley Trasimene Acquisition Corp. II, Securities Litigation.

On May 15, 2024, a Consolidated Amended Complaint was filed, which complaint sought unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company filed a motion to dismiss the Consolidated Amended Complaint on July 15, 2024. On March 31, 2025 the Southern District of New York granted our motion and dismissed the complaint.

On February 16, 2023, another class action complaint captioned Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware and on June 4, 2025, the complaint was amended to include additional defendants, including Paysafe Limited and our former Chief Executive Officer. This Amended Complaint was brought on behalf of former holders of FTAC common stock and asserts breaches of fiduciary duties of certain FTAC Board of Directors and / or Officers in connection with the SPAC Merger and claims of aiding and abetting a breach of fiduciary duty and unjust enrichment against Paysafe Ltd. and our former CEO. Plaintiffs alleged that those shareholders’ Redemption Rights were impaired due to FTAC Defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which caused damage to the shareholders. The allegations further stated that Paysafe aided the FTAC Defendants in making such misstatements.

The complaints sought unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of all persons who held shares of FTAC II prior to the redemption deadline. The Company filed a motion to dismiss the Amended Complaint on July 7, 2025. On October 23, 2025 the Chancery Court of Delaware granted the Company’s motion to dismiss. A trial date has been scheduled for July 2026 for the remaining defendants.

The Company is indemnifying the remaining defendants for expenses associated with this litigation based upon obligations per the SPAC Agreement and subject to applicable law. There is no assurance that the remaining defendants will be successful in the ultimate resolution of this matter or that insurance will be available or adequate to fund any potential settlement or judgment or related costs associated with the indemnified parties, which could be material.

The Company vigorously defends its position on all open cases. Except as otherwise noted for the proceedings described in this Note 17, management believes the disposition of all claims currently pending, including potential losses from claims or indemnities provided to other parties that may exceed the liabilities recorded, will not have a material adverse effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered primarily in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for credit losses on financial guarantees as of December 31, 2025 and 2024 (See Note 7).

As of December 31, 2025, 2024 and 2023, $24,703, $5,690 and $12,200, respectively, of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the consolidated statements of financial position. Of the total reserve balance as at December 31, 2025, $5,690 is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. The remaining balance is not eligible for replacement with a letter of credit and remains restricted until the related merchant agreement is terminated. The cash flows associated with these reserve balances are presented on a gross basis within investing activities within the Consolidated Statements of Cash Flows.

18.
Other (expense) / income, net

A summary of the amounts recorded in Other (expense) / income, net is as follows:

	For the year ended December 31,
	2025	2024	2023
Foreign exchange (loss) / gain	$(9,758)	$11,316	$(7,434)
Fair value gain / (loss) on contingent consideration	508	(329)	(948)
Fair value gain on warrant liability (1)	1,401	22	1,671
(Loss) / gain on derivative instruments (2)	(1,294)	3,994	3,314
Gain on debt repurchases	—	1,696	10,758
Other (3)	1,580	4,776	5,720
Other (expense) / income, net	$(7,563)	$21,475	$13,081

(1)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the Consolidated Statements of Comprehensive (Loss) / Income (Note 1).
(2)
Gain on derivative instruments includes the non-cash fair value gain /loss on the instruments and the cash payments and receipts on derivatives.
(3)
Mainly relates to finance income, offset by certain banking fees.
19.
Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments, which align with our reportable segments, are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; and Digital Wallets, which provides wallet based online payment solutions and also enables consumers to use cash to facilitate online purchases through prepaid vouchers. These two operating segments are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. The Company earns revenue from the sale of Merchant Solutions and Digital Wallets services. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

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

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Segment Adjusted EBITDA for the year ended December 31, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$885,241	$796,959	$1,682,200
Interest revenue	$1,573	$17,615	$19,188
Intersegment revenue (1)	$17,854	$153	$18,007
	$904,668	$814,727	$1,719,395
Elimination of intersegment revenue (1)			$(18,007)
Total consolidated revenues			$1,701,388
Less:
Cost of services (excluding depreciation and amortization) (1)	$518,428	$240,776
Selling, general and administrative (2)	$240,546	$222,217
Segment Adjusted EBITDA	$145,694	$351,734	$497,428

The information below summarizes revenue and Segment Adjusted EBITDA for the year ended December 31, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$936,907	$734,476	$1,671,383
Interest revenue	$2,501	$30,951	$33,452
Intersegment revenue (1)	$18,215	$78	$18,293
	$957,623	$765,505	$1,723,128
Elimination of intersegment revenue (1)			$(18,293)
Total consolidated revenues			$1,704,835
Less:
Cost of services (excluding depreciation and amortization) (1)	$518,792	$215,263
Selling, general and administrative (2)	$247,980	$211,217
Segment Adjusted EBITDA	$190,851	$339,025	$529,876

The information below summarizes revenue and Segment Adjusted EBITDA for the year ended December 31, 2023:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$864,816	$697,341	$1,562,157
Interest revenue	$1,792	$37,189	$38,981
Intersegment revenue (1)	$11,738	$139	$11,877
	$878,346	$734,669	$1,613,015
Elimination of intersegment revenue (1)			$(11,877)
Total consolidated revenues			$1,601,138
Less:
Cost of services (excluding depreciation and amortization) (1)	$469,090	$205,999
Selling, general and administrative (2)	$187,102	$209,964
Segment Adjusted EBITDA	$222,154	$318,706	$540,860

A reconciliation of total segments Adjusted EBITDA to the Company’s (loss) / income from operations before taxes is as follows:

	Year Ended December 31,
	2025	2024	2023
Segments Adjusted EBITDA	$497,428	$529,876	$540,860
Unallocated Corporate costs (3)	(68,580)	(77,822)	(82,197)
Depreciation and amortization	(274,107)	(273,364)	(263,433)
Share-based compensation	(32,304)	(38,534)	(28,873)
Impairment expense on goodwill and intangible assets	(1,423)	(823)	(1,254)
Restructuring and other costs	(48,366)	(5,178)	(6,061)
Loss on disposal of subsidiaries and other assets, net	(732)	(801)	(386)
Other (expense) / income, net	(7,563)	21,475	13,081
Interest expense, net	(136,414)	(140,805)	(151,148)
(Loss) / income before taxes	$(72,061)	$14,024	$20,589

(1)
Intersegment revenue and related eliminations are primarily for credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Adjusted EBITDA.
(3)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company. These costs are presented within "Selling, General and Administrative" expense in the Consolidated Statement of Comprehensive (Loss) / Income.

Geographic Information

Revenue from external customers by major geographic region is based upon the geographic location of the customers who receive the Company's services. Interest revenue for the years ended December 31, 2025, 2024 and 2023 was $19,188, $33,452 and $38,981, respectively. Interest revenue is not included within this table as it was not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
United States of America	$829,676	$891,993	$824,919
Germany	122,817	107,140	102,639
United Kingdom	35,075	29,831	27,450
All other countries (1)	694,632	642,419	607,149
Revenue from external customers	$1,682,200	$1,671,383	$1,562,157

(1)
No single country included in the “All other countries” category generated more than 10% of revenues. The revenue included within this category is predominately earned in Latin America, North America and Europe.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
United Kingdom	$19,853	$19,708
United States of America	16,072	17,627
Bulgaria	10,388	10,375
Ireland	9,325	6,616
Canada	3,593	4,792
All other countries (1)	9,398	5,799
Total long lived assets, net	$68,629	$64,917

(1)
No single country included in the "All other countries" category generated more than 10% of total long-lived assets.
20.
Restructuring activities

A summary and description of the amounts included within "Restructuring and other costs" for each of the periods presented is included below. We do not include Restructuring and other costs within Segment Adjusted EBITDA (as defined in Note 19).

	Year Ended December 31,
	2025	2024	2023
Transaction related costs (1)	$661	$81	$1,287
Restructuring (2)	8,322	2,582	3,168
Other (3)	39,383	2,515	1,606
Restructuring and other costs	$48,366	$5,178	$6,061

(1)
For the year ended December 31, 2025, transaction costs primarily relate to the disposal of the direct marketing payment processing business line mainly related to legal fees, while prior year expenses are mainly made up of acquisition related costs.
(2)
For the year ended December 31, 2025, restructuring mainly relates to costs incurred on transformation projects to improve merchant platforms as well as finance and risk processes. These transformation projects are expected to be completed by 2027. For the years ended December 31, 2024 and 2023, restructuring mainly relates to relocation costs.
(3)
Other costs mainly relate to the securities litigation against the Company and indemnities provided by the Company in the related class action lawsuit (See Note 17).

From time to time, the Company incurs severance expense related to various initiatives. In the first quarter of 2025, the Company initiated, and substantially completed, a workforce reduction in connection with cost reduction initiatives and to improve organizational efficiency. In connection with this initiative, the Company incurred severance expense associated with one-time termination benefits and ongoing post employment benefit arrangements of $5,570, all of which was recognized in the first quarter. The Company also incurred severance expenses related to various discrete initiatives in the current and prior year. The associated severance expense is recorded in "Selling, general and administrative" within the unaudited consolidated condensed statement of comprehensive (loss) / income.

The total amount of severance expense associated with the Company's one-time termination benefits and ongoing benefits arrangements by segment in each period presented is as follows:

	Year Ended December 31,
	2025	2024	2023
Digital Wallets	$3,400	$2,094	$606
Merchant Solutions	3,447	1,847	1,733
Unallocated corporate costs	1,607	645	2,486
Total severance expense - selling, general and administrative (1)	$8,454	$4,586	$4,825

(1)
As of December 31, 2025 and 2024, the severance liability was $1,008 and $417, respectively.

21.
Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our consolidated financial statements.

During the year ended December 31, 2022, we entered into a lease with an affiliate of one of our directors. The balance of the right of use asset and lease liability as of December 31, 2025 was $1,618 and $1,890, respectively. The balance of the right of use asset and lease liability as of December 31, 2024 was $2,257 and $2,634, respectively. In September 2021, we also entered into a ten-year license and risk management agreement with this same affiliate to provide data license and risk management solution services to the Company.

Refer to Note 14 for further details regarding share repurchases from a related party.

Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.